BEST AVAILABLE COPY

1167630

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

01051171

REGISTRANT'S NAME Singer NV

*CURRENT ADDRESS De Ruyterkade 62
Curacao, Netherlands Antilles

**FORMER NAME

**NEW ADDRESS

PROCESSED
APR 11 2002
THOMSON FINANCIAL

FILE NO. 82- 5225 FISCAL YEAR

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B	*(INITIAL FILING)*	☐	*AR/S*	*(ANNUAL REPORT)*	☐
12G32BR	*(REINSTATEMENT)*	☐	*SUPPL*	*(OTHER)*	☑
DEF 14A	*(PROXY)*	☐			

OICF/BY: EBS

DATE : 1/31/02

B-1

SINGER®

IN THE UNITED STATES BANKRUPTCY COURT
FOR THE SOUTHERN DISTRICT OF NEW YORK

In re THE SINGER COMPANY N.V., et al., Debtors.	Chapter 11 Case Nos.: 99-10578 (BRL) through 99-10607 (BRL), 99-10613 (BRL), and 99-10616 (BRL) through 99-10629 (BRL) and 00-10423 (BRL) (Jointly Administered)

DISCLOSURE STATEMENT WITH RESPECT TO FIRST AMENDED JOINT PLAN OF REORGANIZATION OF THE SINGER COMPANY N.V. AND ITS AFFILIATED DEBTORS AND DEBTORS IN POSSESSION

SKADDEN, ARPS, SLATE, MEAGHER & FLOM (ILLINOIS)
John Wm. Butler, Jr.
Timothy R. Pohl
Timothy P. Olson
333 West Wacker Drive
Chicago, Illinois 60606-1285
(312) 407-0700

- and -

SKADDEN, ARPS, SLATE, MEAGHER & FLOM LLP
Jay M. Goffman
Four Times Square
New York, New York 10036-6522
(212) 735-3000

Counsel for Debtors and Debtors in Possession

Dated: June 22, 2000

DISCLAIMER

THE INFORMATION CONTAINED IN THIS DISCLOSURE STATEMENT IS INCLUDED HEREIN FOR PURPOSES OF SOLICITING ACCEPTANCES OF THE FIRST AMENDED JOINT PLAN OF REORGANIZATION OF THE SINGER COMPANY N.V. AND ITS AFFILIATED DEBTORS AND DEBTORS IN POSSESSION (THE "PLAN") AND MAY NOT BE RELIED UPON FOR ANY PURPOSE OTHER THAN TO DETERMINE HOW TO VOTE ON THE PLAN. NO PERSON MAY GIVE ANY INFORMATION OR MAKE ANY REPRESENTATIONS, OTHER THAN THE INFORMATION AND REPRESENTATIONS CONTAINED IN THIS DISCLOSURE STATEMENT, REGARDING THE PLAN OR THE SOLICITATION OF ACCEPTANCES OF THE PLAN.

ALL CREDITORS ARE ADVISED AND ENCOURAGED TO READ THIS DISCLOSURE STATEMENT AND THE PLAN IN THEIR ENTIRETY BEFORE VOTING TO ACCEPT OR REJECT THE PLAN. PLAN SUMMARIES AND STATEMENTS MADE IN THIS DISCLOSURE STATEMENT ARE QUALIFIED IN THEIR ENTIRETY BY REFERENCE TO THE PLAN AND THE EXHIBITS AND SCHEDULES ANNEXED TO THE PLAN AND THIS DISCLOSURE STATEMENT. THE STATEMENTS CONTAINED IN THIS DISCLOSURE STATEMENT ARE MADE ONLY AS OF THE DATE HEREOF, AND THERE CAN BE NO ASSURANCE THAT THE STATEMENTS CONTAINED HEREIN WILL BE CORRECT AT ANY TIME AFTER THE DATE HEREOF.

THIS DISCLOSURE STATEMENT HAS BEEN PREPARED IN ACCORDANCE WITH SECTION 1125 OF THE UNITED STATES BANKRUPTCY CODE AND RULE 3016(c) OF THE FEDERAL RULES OF BANKRUPTCY PROCEDURE AND NOT NECESSARILY IN ACCORDANCE WITH FEDERAL OR STATE SECURITIES LAWS OR OTHER NON-BANKRUPTCY LAW. THIS DISCLOSURE STATEMENT HAS BEEN NEITHER APPROVED NOR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION (THE "SEC"), NOR HAS THE SEC PASSED UPON THE ACCURACY OR ADEQUACY OF THE STATEMENTS CONTAINED HEREIN. PERSONS OR ENTITIES TRADING IN OR OTHERWISE PURCHASING, SELLING OR TRANSFERRING SECURITIES OR CLAIMS OF THE SINGER COMPANY N.V. OR ANY OF THE AFFILIATED DEBTORS AND DEBTORS IN POSSESSION IN THESE CASES SHOULD EVALUATE THIS DISCLOSURE STATEMENT AND THE PLAN IN LIGHT OF THE PURPOSE FOR WHICH THEY WERE PREPARED.

AS TO CONTESTED MATTERS, ADVERSARY PROCEEDINGS AND OTHER ACTIONS OR THREATENED ACTIONS, THIS DISCLOSURE STATEMENT SHALL NOT CONSTITUTE OR BE CONSTRUED AS AN ADMISSION OF ANY FACT OR LIABILITY, STIPULATION OR WAIVER, BUT RATHER AS A STATEMENT MADE IN SETTLEMENT NEGOTIATIONS. THIS DISCLOSURE STATEMENT SHALL NOT BE ADMISSIBLE IN ANY NON-BANKRUPTCY PROCEEDING NOR SHALL IT BE CONSTRUED TO BE CONCLUSIVE ADVICE ON THE TAX, SECURITIES OR OTHER LEGAL EFFECTS OF THE PLAN AS TO HOLDERS OF CLAIMS AGAINST, OR EQUITY INTERESTS IN, THE SINGER COMPANY N.V. OR ANY OF THE AFFILIATED DEBTORS AND DEBTORS IN POSSESSION IN THESE CASES.

SUMMARY OF PLAN

The following introduction and summary is a general overview only, which is qualified in its entirety by, and should be read in conjunction with, the more detailed discussions, information and financial statements and notes thereto appearing elsewhere in this Disclosure Statement and the First Amended Joint Plan of Reorganization of The Singer Company N.V. and Its Affiliated Debtors and Debtors in Possession (the "Plan"). All capitalized terms not defined in this Disclosure Statement have the meanings ascribed to such terms in the Plan. A copy of the Plan is annexed hereto as Appendix A.

This Disclosure Statement contains, among other things, descriptions and summaries of provisions of the Plan being proposed by the Debtors as filed with the Bankruptcy Court on June 22, 2000. Certain provisions of the Plan, and thus the descriptions and summaries contained herein, are the subject of continuing negotiations among the Debtors and various parties, have not been finally agreed upon, and may be modified.

A. Business Overview

The Singer Company N.V. ("Singer") and its direct and indirect subsidiaries (collectively, the "Subsidiaries" and, together with Singer, the "Company") is the world's leading manufacturer and distributor of consumer sewing machines and an international retailer and distributor of consumer durable products, doing business in over 150 countries. Singer is one of the most widely recognized and respected brands in the world. On September 12 and 13, 1999, and February 4, 2000, reorganization cases under Chapter 11 of the United States Bankruptcy Code were commenced for Singer and certain of Singer's direct and indirect Subsidiaries (collectively, the "Debtors"). *Most of Singer's operating Affiliates located outside of the United States have not commenced cases under Chapter 11 of the Bankruptcy Code or similar proceedings in any other jurisdictions. These operating Affiliates continue to operate their businesses in the ordinary course of business.*

The immediate precipitating events resulting in the Debtors' Chapter 11 filings were the September 6, 1999, commencement of reorganization proceedings in Germany by G.M. Pfaff AG, an 80% owned subsidiary of Singer ("Pfaff"), and the September 7, 1999, Chapter 11 filings by Semi-Tech Corporation ("Semi-Tech") and two of its subsidiaries. As of the commencement of the Debtors' Chapter 11 Cases, Semi-Tech owned approximately 49% of the common stock of Singer. Neither Semi-Tech and its two debtor affiliates nor Pfaff and its subsidiaries are Debtors in these cases or are managed or controlled by the Debtors.

During the past several years, the Company has been impacted adversely by a number of global economic developments that have weakened the Company and its ability to service its debt burden. These global economic developments include the currency devaluations and resulting economic slowdown in Asia and selected Latin American markets, economic weakness in Europe, the strength of the U.S. dollar and the sharp decline in the industrial sewing market. The negative impact of these events was exacerbated by the capital needs flowing from the largely unsuccessful expansion program undertaken by previous Singer management, including a furniture company acquisition in the United States and investments in certain emerging markets where the Company was unable to develop the required critical mass for such expansion plans to be successful. Singer's financial difficulties also were exacerbated as a result of the outflow of approximately $130 million on account of transactions in December 1997 involving (i) the acquisition of Pfaff by Singer from Akai Holdings Limited ("Akai") (which was an affiliate of Semi-Tech until approximately September 1999) for $158 million, consisting of a cash payment of $50 million, the offset of $34 million in amounts due from Akai and certain additional securities, and (ii) the transfer of $50 million from Singer that was to be held as a bank deposit on account of a proposed Russian share purchase transaction, but which funds were not held on deposit but instead were transferred directly to and remained with Akai.

As a result of these events, Singer concluded that the commencement of the Chapter 11 Cases for the Debtors was in the best interests of all stakeholders because it would be difficult outside of reorganization proceedings for at least Singer, its intermediate holding companies and some operating companies, to implement the Company's strategic business plan and to restructure certain debt obligations. Accordingly, the Chapter 11 Cases were commenced by the Debtors. In addition, parallel foreign insolvency proceedings were commenced by certain Debtors in the foreign jurisdictions in which they are incorporated. The majority of the Company's operating entities around the world did not commence Chapter 11 Cases or foreign insolvency proceedings. Singer believes that the Chapter 11 Cases have enabled the Company to move forward with a refocused strategic plan based on its core businesses as a retailer of consumer durables in selected emerging markets, primarily in Asia, as a

distributor of consumer sewing machines and as a licensor of the Singer brand name, while Singer and the other Debtors restructure their principal debt obligations.

The Plan is premised upon the strategic business plan for the Company going forward prepared by Singer's management, and, with respect to Singer Sewing Company ("Singer U.S."), also by Singer U.S.'s management (collectively, the "Business Plan"). The Business Plan and accompanying pro forma financial projections through fiscal year 2003 (the "Projections") are described in detail in Sections VII.I and Appendix D. While the Company believes that the Business Plan and Projections are reasonable and appropriate, they include a number of assumptions that may differ from actual results and are subject to a number of risk factors. See Sections IX and XII.E and Appendix D. Importantly, the Business Plan and Projections for the Company incorporate the Company's forecasts of the anticipated business performance of the Company's numerous world-wide operating Affiliates that are not subject to the Chapter 11 Cases.

B. General Structure of the Plan

Each Debtor is a proponent of the Plan within the meaning of section 1129 of the Bankruptcy Code. The Plan does not contemplate the substantive consolidation of any of the Debtors, and thus the Plan constitutes a separate Plan for each Debtor. Under the Plan, Intercompany Claims held by a Debtor or a non-Debtor Affiliate of Singer against a Debtor generally will be allowed and treated according to the respective laws governing such Claims. As discussed in more detail in Sections VIII.C.4 and VIII.H.6, the Plan provides for (1) the creation of reserves for the distributions to be made on account of Allowed Intercompany Claims against Singer held by certain Affiliates and (2) the redistribution of recoveries on account of Allowed Intercompany Claims against Singer that would otherwise be provided to Holding Company Debtors and non-Debtor Affiliates that are holding companies with no material creditors to the remaining beneficiaries of the Singer Creditor Trust, which is described below. In addition, the Plan provides that the Creditors' Committee may object to certain types of Intercompany Claims prior to the Confirmation Hearing.

After careful review of the Debtors' current business operations, estimated recoveries in a liquidation scenario, the prospects of ongoing businesses, and the revised strategic business plan for future operations developed by Singer's management and discussed more fully under Section VII.I, Singer has concluded that the recovery to the respective creditors of the Debtors will be maximized by the continued operation of certain Debtors and the orderly liquidation of others. Thus, the Plan provides for the reorganization of some Debtors and the orderly liquidation of others.

With respect to the Debtors that are reorganizing under the Plan, Singer believes that their core businesses and assets have significant value that would not be realized in a liquidation, either in whole or in substantial part. These assets include Singer's equity interests in the Company's principal worldwide operating entities, most of which are not Debtors in the Chapter 11 Cases. According to the liquidation analysis and other analyses prepared by the Debtors with the assistance of their financial advisors, Singer believes that the value of the Estates of the Debtors that are reorganizing under the Plan is greater as a going concern than in a liquidation.

With respect to the Debtors that are liquidating under the Plan, Singer believes that the orderly liquidation of such Debtors as provided in the Plan will result in greater recovery to creditors of such Debtors than would be obtained if such Debtors were liquidated under Chapter 7 of the Bankruptcy Code. The Debtors that are liquidating under the Plan will be liquidated in accordance with the laws of the jurisdictions in which they are incorporated. Accordingly, with respect to the Debtors that are liquidating that are incorporated outside of the United States, Foreign Liquidation Proceedings have been, or will be, commenced. Under the Plan, with respect to each Debtor that is liquidating pursuant to a Foreign Liquidation Proceeding, the Debtors will defer to the respective priorities and processes of the foreign laws governing such proceeding as a means of implementing the Plan with respect to each such Debtor.

A complete list of the entities that comprise the Company is set forth below. This list identifies each Debtor by its case number in the Chapter 11 Cases and designates those Debtors that are being reorganized under the Plan (subject to the Combining Transactions, described below), those Debtors that are being liquidated under the Plan, as well as those Subsidiaries that are not subject to the Plan or the Chapter 11 Cases. The jurisdiction of incorporation for each entity also is shown.

Debtors Being Reorganized Under The Plan

- The Singer Company N.V. (Netherlands Antilles), 99-10578 (BRL)*
- Hopestown, Ltd. (British Virgin Islands), 99-10581 (BRL)
- Madrina (Italy) Holdings B.V. (Netherlands), 99-10616 (BRL)
- Madrina (Scandinavia) Holdings B.V. (Netherlands), 99-10617 (BRL)
- Madrina (Spain) Holdings B.V. (Netherlands), 99-10618 (BRL)
- Singer do Brasil Industria e Comercio Ltda. (Brazil), 99-10586 (BRL)**
- Singer Sewing Company (U.S.-Delaware), 99-10594 (BRL)
- Singer Sewing Machine Company (U.S.-New Jersey), 99-10605 (BRL)
- Singer (Shanghai) B.V. (Netherlands), 99-10622 (BRL)
- Singer II B.V. (Netherlands), 99-10629 (BRL)
- Singer III B.V. (Netherlands), 99-10619 (BRL)
- Singer IV B.V. (Netherlands), 99-10620 (BRL)
- Singer V B.V. (Netherlands), 99-10621 (BRL)
- Singer VII B.V. (Netherlands), 99-10623 (BRL)
- Singer VIII B.V. (Netherlands), 99-10624 (BRL)
- Singer IX B.V. (Netherlands), 99-10625 (BRL)
- Singer X B.V. (Netherlands), 99-10626 (BRL)
- Singer XI B.V. (Netherlands), 99-10627 (BRL)
- Singer XII B.V. (Netherlands), 99-10628 (BRL)
- Singer XVI Limited (British Virgin Islands), 99-10582 (BRL)
- Singer USA, LLC (U.S.-Delaware), 00-10423 (BRL)*
- Sinmak Dikis Makinalari Sanayi Anonim Sirketi (Turkey), 99-10588 (BRL)
- SSMC Inc. II N.V. (Netherlands Antilles), 99-10598 (BRL)
- SSMC Inc. IV N.V. (Netherlands Antilles), 99-10599 (BRL)
- SSMC Inc. VI N.V. (Netherlands Antilles), 99-10601 (BRL)
- The Singer Company B.V. (Netherlands), 99-10587 (BRL)
- The Singer Company Limited (Isles of Man), 99-10585 (BRL)
- Zenaida Investment Company N.V. (Netherlands Antilles), 99-10603 (BRL)

Debtors With Assets Liquidating Pursuant To The Plan In The United States

- Singer Furniture Company (U.S.-Delaware), 99-10597 (BRL)

Debtors With Assets Liquidating Pursuant To The Plan In Foreign Jurisdictions

- Amedo Sewing Machines (Jordan) Limited (Bahamas), 99-10602 (BRL)
- Singer Australia Limited (Australia), 99-10590 (BRL)
- Singer Electrogerate Vertriebsgesellschaft, mbH (Austria), 99-10589 (BRL)
- Singer Export Limited (British Virgin Islands), 99-10579 (BRL)
- Singer Sewing Machine Company of Canada Ltd. (Canada), 99-01607 (BRL)
- Singer Spezialnadelfabrik, GmbH (Germany), 99-10606 (BRL)
- SSMC Beteiligungsgesellschaft mbH (Germany), 99-10584 (BRL)
- The Singer Company (Proprietary) Limited (South Africa), 99-10591 (BRL)

Debtors Liquidating And Dissolving Under The Plan That Have Few Or No Assets

- Alencon Manufacturing Corporation (U.S.-Delaware), 99-10593 (BRL)
- Industrial Sewing Products Distribution Corporation (U.S.-Delaware), 99-10600 (BRL)
- International Piecework Controls, Inc. (U.S.-Delaware), 99-10592 (BRL)
- Madrina (Austria) Holdings B.V. (Netherlands), 99-10613 (BRL)
- Sewing Equipment Specialists Corp. (Puerto Rico), 99-10580 (BRL)
- Singer Industrial Sewing Products Company (U.S.-Delaware), 99-10595 (BRL)
- Singer Limited (U.S.-Wyoming), 99-10604 (BRL)
- Star Nation International Limited (British Virgin Islands), 99-10583 (BRL)
- The Singer Company (U.S.-New Jersey), 99-10596 (BRL)

Non-Debtor Singer Affiliates That Are Not Subject To The
Chapter 11 Cases And Are Not Generally Subject To Or Affected By The Plan

- Brasmaco Comercio e Exportacoes Ltda (Brazil)
- Columbian Sewing Machine Company (Colombia)
- Commercial Capital Ltd. (Sri Lanka)
- Commercial Leasing Company (PVT) Ltd. (Sri Lanka)
- Companie Guinieene de Machines a Coudre S.A.R.L. (Guinea)
- Distributor Operations South America S.A. (Uruguay)
- Electrical and System Services Company Limited (Bangladesh)
- Ellen Investment, N.V. (Netherlands Antilles)
- Excellar Productos Electricos S.A. (Portugal)
- Freshfield Holdings Limited (British Virgin Islands)
- G.M. Pfaff A.G. (Germany)
- Himec India Limited (India)
- Impulsora Commercial Singer, C.A. (Venezuela)
- Industria Fabril SOMC, C.A. (Venezuela)
- International Leasing & Financial Services Ltd. (Bangladesh)
- Kaytikling Realty Corp. (Philippines)
- Litigio B.V. (Netherlands)
- Luchtmolen, B.V. (Netherlands)
- Luchtmolen GmbH (Germany)
- Madrina (Benelux) Holdings B.V. (Netherlands)
- Madrina (Portugal) Holdings B.V. (Netherlands)
- Madrina (Portugal) Holdings 2 B.V. (Netherlands)
- Meritec India Limited (India)
- Muebles y Maquinados S.A. de C.V. (Mexico)
- Muebles y Maquinados de Exportacion S.A. de C.V. (Mexico)
- N.V. Singer S.A. (Belgium)
- Nigerian Sewing Machine Mfg. Co. (Nigeria)
- P.T. Singer Industries Indonesia (Indonesia)
- Panamby Productos de Petroeio Ltda (Brazil)
- Pine Kaihatsu Company Ltd. (Japan)
- Pine Service Company Ltd. (Japan)
- Pine Trading Company Ltd. (Japan)
- Regnis (Lanka) Limited (Sri Lanka)
- Regnis Mexicana (Mexico)
- Rentons, Ltd. (British Virgin Islands)
- Romedek S.A. (Argentina)
- Roseg Household Products GmbH (Germany)
- Roseg Inv, B.V. (Netherlands)
- S.T. - Productos Electricos, Lda (Portugal)
- Sansui (Thailand) Ltd. (Thailand)
- Sensitiva Comercio Importacao Exportacao e Servicos Ltd. (Brazil)
- Singer A.E.E. & Home Appliances (Greece)
- Singer Africa Middle East Ltd. (British Virgin Islands)
- Singer Algeria S.A.R.L. (Algeria)
- Singer Asia Pte. Ltd. (Singapore)
- Singer Bangladesh Limited (Bangladesh)
- Singer (Broker) Ltd. (Thailand)
- Singer Bulgaria (Bulgaria)
- Singer Chain Store (Shanghai) Co. Ltd. (China)
- Singer (China) Limited (Hong Kong)
- Singer Congo S.A. (Congo)
- Singer Corporation (Wyoming)
- Singer Czechoslovakia SPOLS.R.O. (Czech Republic)
- Singer Danmark A/S (Denmark)
- Singer de Argentina S.A. (Argentina)
- Singer de Chile S.A. (Chile)
- Singer de Costa Rica S.A. (Costa Rica)
- Singer del Uruguay (Uruguay)
- Singer do Nordeste Ltda (Brazil)
- Singer Espana S.A. (Spain)
- Singer Europa S.G.P.S., S.A. (Portugal)
- Singer Finance Corporation (Philippines)
- Singer Furniture Pty. Limited (Australia)
- Singer Furniture (Zhongshan) Co. Ltd. (China)
- Singer Hua Nan Sewing Machine Company Ltd. (China)
- Singer India Limited (India)
- Singer India Trading Limited (India)
- Singer Industrial and Commercial Limited (Hungary)
- Singer Industries (Ceylon) Ltd. (Sri Lanka)
- Singer Industries Philippines Inc. (Philippines)
- Singer Industries (Thailand) Ltd. (Thailand)
- Singer Italia SPA (Italy)
- Singer Liquidation Management Company N.V. (Netherlands Antilles)
- Singer Maroc S.A. (Morocco)
- Singer Mexicana S.A. DE C.V. (Mexico)
- Singer Nederland B.V. (Netherlands)
- Singer Negozi Srl (Italy)
- Singer Nikko Company Limited (Japan)
- Singer Nikko Hong Kong Ltd. (Hong Kong)
- Singer Norge A/S (Norway)
- Singer Pakistan Ltd. (Pakistan)
- Singer Poland Limited (Poland)
- Singer Productos Electricos S.A. (Portugal)
- Singer Romania SRL (Romania)
- Singer Servicos de Technologia e Desenvolvimento, LDA (Portugal)
- Singer Sewing Machine Company (Guyana) Ltd. (Guyana)
- Singer Sewing Machine Company (Jamaica) Ltd. (Jamaica)
- Singer Sewing Machine Company Ltd. (Bermuda)
- Singer Sewing Machine Company Tunisia Limited (Tunisia)
- Singer (Shanghai) Sewing Machine Company Ltd. (China)
- Singer Soumi Oy (Finland)
- Singer Sourcing Limited (British Virgin Islands)
- Singer (Sri Lanka) Ltd. (Sri Lanka)

- Singer Staff Education Trust (India)
- Singer Sverige A/B (Sweden)
- Singer Thailand Public Company Limited (Thailand)
- Singer Trading (Thailand) Ltd. (Thailand)
- Singer Vietnam Company Limited (Vietnam)
- Societe Generale de Commerce S.A.R.L. (Togo)
- SSMC Inc. III N.V. (Netherlands Antilles)
- SSMC Inc. V N.V.(Netherlands Antilles)
- S.T. Productos Electricos S.A. (Portugal)
- Teleshan (PVT) Limited (Sri Lanka)
- Thai Swedish Furniture (Thailand)
- The Computer Company Ptd. Limited (Australia)
- TVS Sewing Needles Limited (India)

---

* Subject to the implementation of the Combining Transactions, including the restructuring transaction set forth in Section 7.1(b) of the Plan, and the provisions of Section 5.16(e) of the Plan, as described below. See Sections VII.E.1.(a) and VIII.C.1.

** Subject to reclassification as a Foreign Jurisdiction Liquidating Debtor pursuant to Section 5.5 of the Plan.

In addition, as a means of implementing the Plan, to address the Debtors' post-Effective Date operational and business needs and to streamline the Debtors' corporate structure, certain Debtors that are reorganizing under the Plan, as well as certain non-Debtor Affiliates, will restructure their existing corporate structure (see Combining Transactions at Appendix B), which will include the elimination (by either liquidation or merger) of certain of the Debtors and non-Debtor Affiliates after the Effective Date and the reissuance of equity interests as necessary. Under one such transaction, to be effectuated pursuant to Section 7.1(b) of the Plan, Singer USA LLC, which is the only active, direct, wholly-owned subsidiary of Singer (and which, in turn owns directly or indirectly all of the capital stock of the remaining entities that comprise the Company), will form or purchase a new, wholly-owned direct subsidiary incorporated in the Netherlands Antilles ("Newco").

Singer USA LLC was created during the Chapter 11 Cases pursuant to an Order entered by the Bankruptcy Court, pursuant to which all Claims against Singer are deemed to be non-duplicative Claims against Singer USA LLC. The Plan provides that all Claims against Singer and Singer USA LLC, to the extent they become Allowed Claims, will become Allowed Claims against Singer USA LLC. All provisions in the Plan relating to the classification and treatment of, and distributions with respect to, Claims against Singer, are deemed to be provisions for the classification and treatment of, and distributions with respect to, Claims against Singer USA LLC, and all Claims against Singer are deemed to be Disallowed Claims. On the Effective Date, Singer USA LLC will contribute all of its assets and liabilities that are not discharged under the Plan to Newco. On or before the Effective Date, Newco's name will become "Singer N.V.," which is "Reorganized Singer" under the Plan. All obligations under the Plan with respect to Claims against Singer USA LLC will become, on the Effective Date, obligations of Reorganized Singer. All rights of Singer to receive recoveries or distributions from other Debtors or Affiliates of a Debtor or any third party, under the Plan or otherwise, will be assigned to Reorganized Singer. Equity interests of Singer in Singer USA LLC, and of Singer USA LLC in Reorganized Singer, will be cancelled. See Sections VII.E.1.(a) and VIII.C.1.(a).

C. Summary of the Plan Structure for Debtors Being Reorganized

Set forth below is a brief summary of the Plan with respect to each Debtor. The Plan with respect to certain of the Debtors embodies settlements and agreements in principle reached among the Debtors and certain creditors or groups of creditors of such Debtors, as described below and in more detail under Section VII.H. With respect to Singer do Brazil Industria e Comercio Ltda. ("Singer Brazil"), the Plan embodies a settlement proposed by the Debtors with respect to holders of Claims against Singer Brazil arising under the Brazil Prepetition Notes (defined below) that has been negotiated with and is endorsed by the legal and financial representatives of the majority of such Claim holders, and also provides for alternate treatment of all Claims against and Interests in Singer Brazil if that proposed settlement is not accepted by holders of 80% of the aggregate amount of indebtedness under the Brazil Prepetition Notes and consummated. *The effectiveness of the Plan, and thus the consummation of the settlements, transactions and distributions provided for in the Plan, is subject to a number of conditions precedent. There can be no assurances that these conditions will be satisfied. See Section XII.H. In addition, the Debtors have reserved the right to amend or modify the Plan as to any particular Debtor.*

1. Reorganized Singer

As of the Effective Date and subject to the Combining Transactions, Reorganized Singer will be the ultimate parent company of all of the Debtors. Under the Plan, holders of Allowed General Unsecured Claims against Singer will receive a Pro Rata distribution of 100% of the New Common Stock to be issued by Reorganized Singer (subject to dilution by any shares or

warrants issued in connection with any management incentive plans and reorganization bonuses or in connection with the conversion (if any) of the New Preferred Stock to be issued to the Pension Benefit Guaranty Corporation (the "PBGC") into New Common Stock, as discussed below). Holders of Allowed General Unsecured Claims against Singer will also receive a Pro Rata distribution of 100% of net recoveries, if any, from certain Estate causes of action against third parties as described below. The Plan also generally provides that holders of Claims against Singer arising out of guarantees by Singer of indebtedness of other entities will be Allowed in their respective face amount *minus* the value of distributions received by such Claim holders from the primary obligor with respect to such guarantees. In addition, a certain limited number of such guarantees, where the primary obligor is a non-Debtor, may be Reinstated. See Section VIII.B.2.

The Plan provides that the Claims of holders of the 7% Notes due 2003 issued by Singer pursuant to the Indenture dated as of April 1, 1993, will be classified as General Unsecured Claims against Singer. General Unsecured Claims against Singer are classified in Class SNV-4.

To effectuate these provisions, the Plan contemplates the creation of the Singer Creditor Trust. General unsecured creditors of Singer (which include the PBGC in an amount established pursuant to the settlement with the PBGC described below and in more detail under Section VII.H.1) will be the beneficiaries of the Singer Creditor Trust. On the Effective Date of the Plan, the Debtors will transfer the Trust Assets to the Singer Creditor Trust. The Trust Assets are comprised of the New Common Stock available for distribution to holders of Allowed General Unsecured Claims against Singer, plus certain Estate causes of action against third parties. The Trust Assets will be distributed Pro Rata to the beneficiaries of the Singer Creditor Trust. See Sections VIII.B.2 and VIII.H.2. The Plan also contains provisions for the funding of the Singer Creditor Trust by Reorganized Singer with up to $2 million. See Section VIII.H.5.

2. *Singer Brazil*

Singer Brazil is the Company's principal operating entity in Brazil. Singer Brazil is engaged in the manufacture of sewing machines and related products, the sale of such products to other Singer entities and the wholesale distribution of sewing machines in Brazil. Shortly after the commencement of the Chapter 11 Cases, Singer Brazil commenced the Singer Brazil Concordata, an insolvency proceeding under Brazilian law somewhat similar to a United States reorganization.

Absent a restructuring of Singer Brazil's unsecured, publicly-held debt, which is in the approximate principal amount of $70 million (collectively, the "Brazil Prepetition Notes"), Singer believes that Singer Brazil would not be financially viable. Singer also believes that in a liquidation of Singer Brazil there would be little if any recovery for holders of the Brazil Prepetition Notes. Thus, to render Singer Brazil financially viable and to enable it to remain in operation, the Plan embodies a proposal by Singer to the holders of the Brazil Prepetition Notes for a restructuring of the Brazil Prepetition Notes. The proposal is the product of negotiations with the legal and financial representatives of holders of the majority of the Brazil Prepetition Notes, who endorse the Plan and recommend that all holders of the Brazil Prepetition Notes accept the Plan and the proposal contained therein. Section 5.5(a)(iv) of the Plan provides that each holder of an Allowed Claim on account of the Brazil Prepetition Notes will receive (a) a new 5 year term note in the principal amount equal to 25% of such holder's Allowed Claim, which note will be secured by certain real estate owned by Singer Brazil, certain receivables and certain other collateral (the "New Singer Brazil Secured Term Notes") and (b) a New Singer Brazil Excess Cash Flow Note, which is a non-recourse promissory note, to be paid from any excess value in certain collateral (if any) and excess cash flow (if any) generated by Singer Brazil (pursuant to a formula) over a 7 year period. See Sections VII.H.2 and VIII.D.3 for a more complete description of the principal terms of these securities. In addition, pursuant to Singer's proposal, Singer Brazil will pay $1.2 million (over time) for the fees, costs and expenses incurred by professionals for certain holders of the Brazil Prepetition Notes in participating in the Plan process and for certain other purposes. Representatives of the majority of the holders of the Brazil Prepetition Notes will be entitled to appoint one director of Reorganized Singer Brazil, subject to the reasonable approval of Singer. The Plan also provides for the Reinstatement of Brazil Secured Claims and Brazil ACC/ACE Claims. With respect to those Claims against Singer Brazil that are subject to the Singer Brazil Concordata, the Plan provides that the Debtors will defer to and rely upon the laws governing the Singer Brazil Concordata for the treatment of such Claims. The Company's equity Interests in Singer Brazil will be Reinstated. See Section VIII.B.3.

As set forth in Section VII.H.2 and Section VIII.B.3, the effectiveness of the treatment of Claims against and Interests in Singer Brazil as described above is subject to a number of conditions that have not yet been satisfied, including that holders of 80% of the indebtedness represented by the Brazil Prepetition Notes accept the proposal made by Singer with respect to the Brazil Prepetition Notes and affirmatively elect to participate in the Plan with respect to Singer Brazil, by executing the release

documentation attached to the Plan as Exhibit A. If this condition is not satisfied, the Plan provides for alternate treatment for all Claims against and Interests in Singer Brazil, which alternate treatment is to reclassify Singer Brazil as a Foreign Jurisdiction Liquidating Debtor, with provision for the treatment of Claims and Interests as described below under the heading "Foreign Jurisdiction Liquidating Debtors." Because there can be no assurance that the proposal by Singer with respect to the Brazil Prepetition Notes will be accepted by a sufficient amount of such Notes to be able to be consummated, the Company's Projections assume that such proposal is not implemented and Singer Brazil ultimately is liquidated. In the event that Singer Brazil is not liquidated, projected operating results set forth in the Projections for the Company would be anticipated to improve.

3. *Singer Turkey*

Sinmak Dikis Makinalari Sanayi Anonim Sirketi ("Singer Turkey") is the Company's principal operating entity in Turkey. The Plan provides for Allowed Claims against Singer Turkey, other than PBGC Claims, to be Reinstated or to receive the treatment mutually agreed upon in writing by such Claim holder with Singer Turkey. The Plan also provides for the Singer Turkey Restructuring Transaction, which is a transaction that has been agreed upon in principle by Singer and the holders of the largest Claims relating to the Company's operations in Turkey, Al-Tawfeek Company for Investment Funds ("Al-Tawfeek") and Qatar Islamic Bank (S.A.Q.) ("QIB"). For a description of the Singer Turkey Restructuring Transaction, see Sections VII.H.3 and VIII.C.1.(b). The Singer Turkey Restructuring Transaction resolves a number of complex legal and factual issues relating to the Claims of Al-Tawfeek and QIB, and also provides Reorganized Singer with additional capital in the amount of approximately $4.0 million.

4. *Singer U.S.*

Singer U.S. is the Company's principal operating entity in the United States. Singer U.S. will be reorganized pursuant to the Plan. Under the Plan, the holders of Secured Claims pursuant to Singer U.S.'s prepetition secured credit facility (the "Singer U.S. Credit Facility") will be paid in full from (a) payment of approximately $4.5 million in cash and (b) the proceeds of the New Singer U.S. Exit Financing Facility, which they will provide. The New Singer U.S. Exit Financing Facility is a $33.5 million credit facility comprised of $28.5 million in term loans and a $5 million revolving credit facility, secured by substantially all of Singer U.S.'s assets. Under the Plan, holders of General Unsecured Claims against Singer U.S. will receive a Pro Rata distribution of 100% of the New Singer U.S. Common Stock. As a result of Intercompany Claims held by Singer and certain Affiliates against Singer U.S., in their capacity as creditors of Singer U.S., including the Claim of Singer against Singer U.S. allowed under the Plan in connection with the settlement with the PBGC discussed below and in Section VII.H.1, Singer and certain Affiliates are collectively estimated to receive approximately 45% of the New Singer U.S. Common Stock under the Plan (excluding Affiliates anticipated to liquidate the New Singer U.S. Common Stock they receive). The Company's existing equity Interests in Singer U.S. will be cancelled. As a result, on the Effective Date, Singer U.S. will no longer be a wholly owned subsidiary of Singer, and its future business with Singer (including its right to utilize the Singer trademark) will be based entirely on contractual rights pursuant to the Singer U.S. License, Distribution and Management Agreement to be entered into pursuant to the Plan. See Sections VII.H.4 and VIII.B.5.

5. *Holding Company Debtors*

Holding Company Debtors are entities that exist primarily to hold equity interests in other Debtors and non-Debtor Affiliates. Such entities do not have any material liabilities. The Plan contemplates the Reinstatement of all Allowed Claims against and Interests in the Holding Company Debtors. See Section VIII.B.6.

D. Summary of the Plan Structure for Debtors Being Liquidated

1. *Singer Furniture*

Singer Furniture Company ("Singer Furniture") is an entity that formerly manufactured and sold furniture, but is now dormant. Singer Furniture has a relatively small amount of remaining assets that, as of the date hereof, are in the process of being sold or liquidated. The Plan provides for the completion of the liquidation of Singer Furniture. The proceeds of such liquidation will be distributed in accordance with the priority scheme set forth in the Bankruptcy Code. In addition, as the result of a settlement of certain complex issues embodied in the Plan, including the relative rights against Singer Furniture of general unsecured creditors and the lenders under the Singer U.S. Credit Facility, which facility is subject to a secured guaranty that was granted by Singer Furniture less than 90 days before the Petition Date, net liquidation proceeds remaining after the payment of

Allowed Administrative Claims, Allowed Priority Claims and Allowed Other Priority Claims, will be divided, with the lenders under the Singer U.S. Credit Facility collectively receiving 15% of the remaining liquidation proceeds, and holders of General Unsecured Claims against Singer Furniture receiving a Pro Rata share of 85% of the remaining liquidation proceeds. As discussed in Section VII.H.4, as part of the agreement reached with the lenders under the Singer U.S. Credit Facility, such lenders' Claims against Singer Furniture will be assigned to Singer. Upon the completion of the liquidation of Singer Furniture, the Company's Interests in Singer Furniture will be cancelled. See Section VIII.B.7.

2. *Foreign Jurisdiction Liquidating Debtors*

Foreign Jurisdiction Liquidating Debtors are Singer Amedo, Singer Australia, Singer Austria, Singer Canada, Singer Export, Singer South Africa, Singer SSMC Germany, and Singer Wurselen. As discussed above, if certain conditions are not satisfied with respect to Singer Brazil, Singer Brazil may become a Foreign Jurisdiction Liquidating Debtor under the Plan. Foreign Jurisdiction Liquidating Debtors are currently subject to, or will become subject to, Foreign Liquidation Proceedings. The Plan provides that each of these Debtors will be liquidated in its respective Foreign Liquidation Proceeding and that the Debtors will defer to the laws governing the priorities and processes of each such Foreign Liquidation Proceeding. This treatment will result in creditors of such Debtors receiving distributions from the liquidated assets of the respective Foreign Jurisdiction Liquidating Debtors pursuant to local law. See Section VIII.B.8.

3. *Plan for No Asset Liquidating Debtors*

No Asset Liquidating Debtors are those Debtors that have no material assets and that are being liquidated and dissolved under the Plan. Because the No Asset Liquidating Debtors have no material assets, holders of Claims against such Debtors will receive no distributions under the Plan. Interests in No Asset Liquidating Debtors will be cancelled, and the corporate existence of such Debtors will be terminated. See Section VIII.B.9.

E. Financing

On May 10, 2000, the Bankruptcy Court authorized Singer and the other Debtors to enter into a secured postpetition financing facility (the "DIP Facility") with Singer's principal prepetition lender, The Bank of Nova Scotia ("Nova Scotia"). The DIP Facility is a $100 million facility, which was used to repay approximately $80 million of prepetition and existing postpetition indebtedness that was owed by the Debtors to Nova Scotia. Most of the balance is available to be utilized by the Debtors for working capital and general corporate purposes during the remainder of the Chapter 11 Cases.

As part of the DIP Facility, Nova Scotia committed to convert $55 million of the obligations incurred under the DIP Facility into a term note in the principal amount of $55 million upon the Effective Date of the Plan, maturing on December 31, 2003 (the "Exit Financing Facility"). The Debtors believe that this Exit Financing Facility, coupled with projected cash flows and local financings for various Subsidiaries, will provide the Company with sufficient liquidity to operate its businesses after the Debtors emerge from Chapter 11. In order to consummate the Exit Financing Facility and emerge from Chapter 11, however, the Debtors must repay the DIP Facility to reduce the outstanding indebtedness thereunder to $55 million. Accordingly, one of the conditions to the Effective Date is that the Debtors raise sufficient cash to reduce the amount outstanding under the DIP Facility to $55 million. Such funds are anticipated to be raised primarily through the sales of non-core assets, as discussed more fully in Section VII.E.2.(c). See also Section VII.D.

The Plan will not be consummated unless and until the Debtors raise sufficient funds to satisfy this requirement. In the event that the Debtors are unable to raise sufficient funds to reduce outstanding obligations under the DIP Facility to $55 million, the Debtors reserve the right, subject to the consent of Nova Scotia, to increase the Exit Financing Facility to an amount in excess of $55 million and make other changes to the terms and conditions of the Exit Financing Facility.

F. Settlement with the Pension Benefit Guaranty Corporation

During 1998 and 1999, the Company failed to make certain funding payments on account of the defined benefit pension plan sponsored by International Piecework Controls, Inc., one of the Debtors (the "PBGC Pension Plan"). As a result, the PBGC placed statutory liens on certain of the Debtors' assets. In addition, applicable United States law provides that the PBGC may assert its statutory Claims with respect to the PBGC Pension Plan against any entity within Singer's "control group," which the

PBGC asserts includes each Debtor as well as each non-Debtor Affiliate of Singer, on a joint and several basis. The PBGC has asserted both general unsecured and priority claims exceeding $65 million against each Debtor.

Absent a consensual resolution of the PBGC's Claims, the Debtors believe that confirmation of a plan of reorganization and emergence from Chapter 11 would likely be subject to extensive litigation with the PBGC regarding the amount of its Claims, the priority of its Claims, the liability of each Debtor and non-Debtor Affiliate of Singer with respect to such Claims, and the validity of the PBGC's alleged statutory lien on all assets of all such entities. Such litigation would be costly, time consuming and highly complex, with the result inherently uncertain. Thus, the Debtors endeavored to reach, and did reach, a consensual agreement with the PBGC for treatment of its Claims under the Plan on terms that the Debtors believe are fair and reasonable. The settlement agreement between the Debtors and the PBGC is embodied in the Plan.

In settlement of all Claims the PBGC may assert against any Debtor, and in accordance with Section 5.16(d) of the Plan, the PBGC will be granted an Allowed Claim against each Debtor in the amount of $55 million. Pursuant to the Plan, in full satisfaction, settlement, release, and discharge of and in exchange for the PBGC Claim against each Debtor, the PBGC will receive (a) a Pro Rata share of the Trust Assets as if the PBGC possessed a single Claim against Singer in the amount of $35 million and (b) the New Preferred Stock. The New Preferred Stock has a liquidation preference of $20 million and may be converted into shares of New Common Stock under certain conditions. See Section VIII.D.2 for a description of the terms of the New Preferred Stock. This distribution is estimated to result in the PBGC owning approximately 7% of the New Common Stock, prior to the effect of a conversion of New Preferred Stock into New Common Stock. Pursuant to the Plan, the PBGC also will waive any potential claims it may have against any other Singer entity arising out of the facts and circumstances of the PBGC Claims. In connection with the settlement with the PBGC, pursuant to Section 5.16(d) of the Plan, Singer will be granted an Allowed General Unsecured Claim against Singer U.S. in the amount of $44 million, to satisfy Singer's right to seek contribution from Singer U.S. (the employees of which comprise the substantial majority of participants in the PBGC Pension Plan) as a result of the distributions to be made under the Plan to the PBGC on account of the PBGC's Claims. It is a condition to the effectiveness of the Plan, and thus the Debtors' agreement with the PBGC, that the PBGC Pension Plan be terminated in accordance with applicable regulations. Pursuant to the settlement with the PBGC, it is anticipated that the PBGC will initiate a termination of the PBGC Pension Plan pursuant to section 4042 of ERISA, to which the Debtors will consent.

G. Summary of Treatment of Claims and Interests Under the Plan

As set forth above, the Plan constitutes a separate plan of reorganization for each of the Debtors. Accordingly, the Plan contains separate classes for the Claims and Interests of each Debtor. As contemplated by the Bankruptcy Code, Administrative Claims and Priority Tax Claims are not classified. See Section VIII.B.1 for a summary of the treatment proposed under the Plan for Administrative Claims and Priority Tax Claims.

The table below summarizes the classification and treatment of the principal prepetition Claims and Interests under the Plan. The classification and treatment for all Classes are described in more detail under Section VIII.B.

The table below sets forth the Debtors' estimates of the amount of Claims that will ultimately become Allowed in each Class based upon review by the Debtors of all Claims scheduled by and filed against the Debtors, and consideration of the provisions of the Plan that affect the allowance of certain Claims. The table below also includes an estimated percentage recovery for holders of Claims in each Class. For purposes of estimating the percentage recoveries for holders of Claims in certain classes as set forth below, the New Common Stock was assumed to be valued at between $70 million and $90 million in the aggregate; the New Singer U.S. Common Stock was assumed to be valued at between $5 million and $10 million in the aggregate; the New Preferred Stock was assumed to be valued at $17 million; and the New Singer Brazil Secured Term Notes plus the New Singer Brazil Excess Cash Flow Note were assumed to be valued at par. See Section XII.E. The estimated percentage recoveries set forth below that are based upon distributions of New Common Stock and New Singer U.S. Common Stock were calculated using the mid-point of the valuation ranges described above. For purposes of estimating the percentage recovery for holders of Claims in Class SNV-4, no recovery was assumed as a result of claims or causes of action contributed to the Singer Creditor Trust.

The joint financial advisor to the Debtors and the Creditors' Committee, The Blackstone Group L.P. ("Blackstone"), provided the valuation of the New Common Stock, the New Singer U.S. Common Stock and the New Preferred Stock based, in part, on information and financial projections provided by the Debtors. The foregoing valuation assumptions include, among other things, an assumption that the operating results projected for Reorganized Singer and Reorganized Singer U.S., respectively, will be achieved in all material respects, including revenue growth and improvements in operating margins, earnings and cash

flow. Certain of the projected results are materially better than certain historical results of operations, and no assurance can be given that the projected results will be achieved. To the extent that the valuation assumptions are dependent upon the achievement of the operating results projected by the Company, the valuation assumptions must be considered speculative. The valuation assumptions also consider, among other matters, (i) market valuation information concerning certain publicly traded equity securities of certain other companies that are considered relevant, (ii) certain general economic and industry information considered relevant to the business of Reorganized Singer and Reorganized Singer U.S. and (iii) such other investigations and analyses as were deemed necessary or appropriate. The Debtors and Blackstone believe these valuation assumptions are reasonable. *The foregoing valuation assumptions are not a prediction or reflection of post-Confirmation trading prices of the New Common Stock, New Singer U.S. Common Stock, New Preferred Stock or any other securities. Such securities may trade at substantially higher or lower prices because of a number of factors, including those discussed in Article IX. The trading prices of securities issued under a plan of reorganization are subject to many unforeseeable circumstances and therefore cannot be predicted.* Also, for certain Classes of Claims, the actual amounts of Allowed Claims could materially exceed or could be material less than the estimated amounts shown in the table that follows. Accordingly, for these reasons, no representation can be or is being made with respect to whether the estimated percentage recoveries shown in the table below will actually be realized by the holders of Allowed Claims in any particular Class. In addition, the Plan provides for certain distribution reserves to be established with respect to Disputed Claims. As a result, the process of distributing all of the property to be distributed to holders of Claims under the Plan will be completed over time.

1. Singer

Class Description		Treatment Under Plan
Class SNV-1	**Miscellaneous Secured Claims**	On the Effective Date, the legal, equitable and contractual rights of Allowed Class SNV-1 Claim holders will be Reinstated, subject to the provisions of Section 7.1(b) of the Plan. Singer's failure to object to any such Claim in the Chapter 11 Cases will be without prejudice to Singer's or Reorganized Singer's right to contest or otherwise defend against such Claim in the appropriate forum when and if such Claim is sought to be enforced by the Class SNV-1 Claim holder. Notwithstanding section 1141(c) or any other provision of the Bankruptcy Code, all prepetition liens on property of Singer held by or on behalf of the Class SNV-1 Claim holders with respect to such Claims will survive the Effective Date and continue in accordance with the contractual terms of the underlying agreements with such Claim holders until, as to each such Claim holder, the Allowed Claims of such Class SNV-1 Claim holder are paid in full, subject to the provisions of Section 7.1(b) of the Plan. Class SNV-1 Claims are not Impaired. **Estimated Amount of Claims: $0** **Estimated Percentage Recovery: 100%**
Class SNV-2	**PBGC Claims Against Singer**	On the Effective Date, or as soon thereafter as practicable, the PBGC will receive, in full satisfaction, settlement, release and discharge of and in exchange for all PBGC Claims against Singer, the distributions determined pursuant to Section 5.16(d) of the Plan. Class SNV-2 Claims are Impaired. **Estimated Amount of Claims: $55 million** **Estimated Percentage Recovery: 42%**
Class SNV-3	**Other Priority Claims Against Singer**	On the Effective Date, or as soon as practicable thereafter, each holder of an Allowed Class SNV-3 Claim will receive, in full satisfaction, settlement, release, and discharge of and in exchange for such Claim, (i) Cash equal to the amount of such Allowed Class

Class Description		Treatment Under Plan
		SNV-3 Claim, or (ii) such other treatment as to which Singer and such Claim holder will have agreed upon in writing. Class SNV-3 Claims are not Impaired. **Estimated Amount of Claims: $0** **Estimated Percentage Recovery: 100%**
Class SNV-4	**General Unsecured Claims Against Singer**	On the Effective Date or as soon thereafter as is practicable, the Singer Creditor Trust will receive on behalf of each holder of an Allowed Class SNV-4 Claim, in full satisfaction, settlement, release and discharge of and in exchange for each and every Class SNV-4 Claim, the Trust Assets, to be distributed Pro Rata by the Trustee to holders of Allowed Claims in Class SNV-4 and the PBGC Distribution Claim (subject to the provisions of Section 11.7 of the Plan). The Trust Assets are comprised of 100% of the New Common Stock (subject to dilution) and certain claims and causes of action. Further, subject to the provisions of Section 5.16(c) of the Plan, each Singer Guarantee Claim will be Allowed in an amount equal to (A) the lesser of the applicable Singer Guaranty Primary Obligation and the amount of the liability with respect to the applicable guaranty *less* (B) the applicable Singer Guarantee Claim Reduction Amount. For purposes of Section 5.1(d)(ii) of the Plan, the Singer Guarantee Claim Reduction Amount with respect to any securities distributed under the Plan on account of a Singer Guaranty Primary Obligation will be calculated at the mid-point of the valuation range for such securities set forth in the Disclosure Statement. Class SNV-4 Claims are Impaired. **Estimated Amount of Claims: $476 million*** **Estimated Percentage Recovery: 17%****
Class SNV-5	**Reinstated Singer Guarantee Claims**	On the Effective Date, the legal, equitable and contractual rights of holders of Allowed Class SNV-5 Claims will be Reinstated, subject to the provisions of Section 7.1(b) of the Plan. Singer's failure to object to such Reinstated Class SNV-5 Claims in the Chapter 11 Cases will be without prejudice to Reorganized Singer's right to contest or otherwise defend against any such Claim in the appropriate forum when and if any such Claim is sought to be enforced by a Class SNV-5 Claim holder. Class SNV-5 Claims are not Impaired. **Estimated Amount of Claims: $12 million** **Estimated Percentage Recovery: 100%**
Class SNV-6	**Subordinated Securities Claims**	Holders of Allowed Class SNV-6 Claims, if any, will not receive any distribution of property under the Plan on account of such Claims. Class SNV-6 Claims are Impaired. **Estimated Amount of Claims: $0** **Estimated Percentage Recovery: 0%**
Class SNV-7	**Interests in Singer**	Holders of Allowed Interests in Class SNV-7 will not receive any distribution of property under the Plan on account of their Interests, and, on the Effective Date, such Interests will be cancelled. Class SNV-7 Interests are Impaired. **Estimated Amount of Claims: N/A** **Estimated Percentage Recovery: 0%**

2. *Singer Brazil*

Class Description		Treatment Under Plan (Subject to alternative treatment if certain conditions are not satisfied. See Section VII.H.2.)
Class SBrazil-1	**Brazil Secured and ACC/ACE Claims**	On the Effective Date, (i) the legal, equitable or contractual rights of Allowed Class SBrazil-1 Claim holders will be Reinstated or (ii) a Class SBrazil-1 Claim holder will receive, in full satisfaction, settlement, release and discharge of and in exchange for such Claim, such treatment as to which Singer Brazil and such Claim holder will have agreed upon in writing, provided such treatment is on more favorable terms to Singer Brazil than Reinstatement. Singer Brazil's failure to object to a Class SBrazil-1 Claim in the Chapter 11 Cases will be without prejudice to Singer Brazil's right to contest or otherwise defend such Claim in the appropriate forum when and if such Claim is sought to be enforced by the Class SBrazil-1 Claim holder. Class SBrazil-1 Claims are not Impaired. **Estimated Amount of Claims: $24 million** **Estimated Percentage Recovery: 100%**
Class SBrazil-2	**PBGC Claims Against Singer Brazil**	On the Effective Date, or as soon thereafter as practicable, the PBGC will receive, in full satisfaction, settlement, release and discharge of and in exchange for all PBGC Claims against Singer Brazil, the distributions determined pursuant to Section 5.16(d) of the Plan. Class SBrazil-2 Claims are Impaired. **Estimated Amount of Claims: $55 million** **Estimated Percentage Recovery: 42%*** **
Class SBrazil-3	**Claims Subject to the Singer Brazil Concordata**	With respect to allowance and treatment of Class SBrazil-3 Claims, the Debtors will defer to and rely upon the laws governing the Singer Brazil Concordata and will not seek to establish or enforce any other priorities or provisions for the allowance or distribution on account of such Claims under this Plan, and holders of Claims in Class SBrazil-3 will receive the treatment and distributions to which they are entitled pursuant to the Singer Brazil Concordata. Class SBrazil-3 Claims are Impaired. **Estimated Amount of Claims: $8 million** **Estimated Percentage Recovery: 100%**
Class SBrazil-4	**Brazil Noteholder Claims**	On the Effective Date, or as soon thereafter as practicable, and subject to the provisions of Section 9.4(b) of the Plan, each holder of an Allowed Class SBrazil-4 Claim will receive, in full satisfaction, settlement, release and discharge of its Claim against Singer Brazil, (A) a New Singer Brazil Secured Term Note, in the principal amount equal to 25% of the amount of such holder's Allowed Class SBrazil-4 Claim plus a New Singer Brazil Excess Cash Flow Note and (B) a Pro Rata share of $1.2 million in Cash, paid 50% on the later of the Effective Date and the approval of such payment by the Singer Brazil Concordata Court and 50% on the six (6) month anniversary of the Effective Date; such Cash to be used *first* to pay for reasonable costs and expenses of professionals representing the holders of Allowed Class SBrazil-4 Claims in the Chapter 11 Cases (in full satisfaction of any potential Claims under section 503(b) of the Bankruptcy Code), *second* to be applied to accrued and unpaid interest on the New Singer Brazil Secured Term Notes, and *third* to principal installments of the New Singer Brazil Secured Term Notes

Class Description		Treatment Under Plan (Subject to alternative treatment if certain conditions are not satisfied. See Section VII.H.2.)
		in the order of maturity. Class SBrazil-4 Claims are Impaired. **Estimated Amount of Claims: $71 million** **Estimated Percentage Recovery: 25%**
Class SBrazil-5	**Interests in Singer Brazil**	On the Effective Date, all Interests in Singer Brazil will be Reinstated. Class SBrazil-5 Interests are not Impaired. **Estimated Amount of Claims: N/A** **Estimated Percentage Recovery: 100%**

3. *Singer Turkey*

Class Description		Treatment Under Plan
Class STurkey-1	**Claims Against Singer Turkey Other Than Administrative Claims, Priority Tax Claims and PBGC Claims**	On the Effective Date, (i) the legal, equitable or contractual rights of an Allowed Class STurkey-1 Claim holder will be Reinstated or (ii) a Class STurkey-1 Claim holder will receive in full satisfaction, settlement, release and discharge of and in exchange for such Claim, such treatment as to which Singer Turkey and such Claim holder agree upon in writing. Class STurkey-1 Claims are not Impaired. **Estimated Amount of Claims: $26 million****** **Estimated Percentage Recovery: 100%**
Class STurkey-2	**PBGC Claims Against Singer Turkey**	On the Effective Date, or as soon thereafter as practicable, the PBGC will receive, in full satisfaction, settlement, release and discharge of and in exchange for all PBGC Claims against Singer Turkey, the distributions determined pursuant to Section 5.16(d) of the Plan. Class STurkey-2 Claims are Impaired. **Estimated Amount of Claims: $55 million** **Estimated Percentage Recovery: 42%*****
Class STurkey-3	**Interests in Singer Turkey**	On the Effective Date, all Interests in Singer Turkey will be Reinstated. Class STurkey-3 Interests are not Impaired. **Estimated Amount of Claims: N/A** **Estimated Percentage Recovery: 100%**

4. *Singer U.S.*

Class Description		Treatment Under Plan
Class SUS-1	**Secured Claims Against Singer U.S. other than Singer U.S. Credit Facility Claims**	On the Effective Date, the legal, equitable and contractual rights of Allowed Class SUS-1 Claim holders will be Reinstated. The failure by Singer U.S. to object to such Secured Claims in the Chapter 11 Cases will be without prejudice to the right of Singer U.S. to contest or otherwise defend against such Claim in the appropriate forum when and if such Claim is sought to be enforced by the Class SUS-1 Claim holder. Notwithstanding section 1141(c) or any other provision of the Bankruptcy Code, all prepetition liens on property of Singer U.S. held by or on behalf of the Class SUS-1 Claim holders with respect to such Claims will survive the Effective Date and continue in accordance with the contractual terms of the underlying agreements with such Claim holders until, as to each such Claim holder, the Allowed Claims of such Class SUS-1 Claim holder are paid in full. Class SUS-1 Claims are not Impaired.

Class Description		Treatment Under Plan
		Estimated Amount of Claims: $0 **Estimated Percentage Recovery: 100%**
Class SUS-2	**PBGC Claims Against Singer U.S.**	On the Effective Date, or as soon thereafter as practicable, the PBGC will receive, in full satisfaction, settlement, release and discharge of and in exchange for all Claims against Singer U.S., the distributions determined pursuant to Section 5.16(d) of the Plan. Class SUS-2 Claims are Impaired. **Estimated Amount of Claims: $55 million** **Estimated Percentage Recovery: 42%*** **
Class SUS-3	**Singer U.S. Credit Facility Claims**	On the Effective Date, each holder of an Allowed Claim in Class SUS-3 will be paid in full in Cash by receiving, in full satisfaction, settlement, release and discharge of and in exchange for such claim, a Pro Rata share of (i) proceeds from the New Singer U.S. Exit Financing Facility and (ii) Cash in the amount necessary to pay the remaining amount of such Allowed Claims in full. Class SUS-3 Claims are Impaired. **Estimated Amount of Claims: $38 million** **Estimated Percentage Recovery: 100%**
Class SUS-4	**Other Priority Claims Against Singer U.S.**	On the Effective Date, or as soon as practicable thereafter, each holder of an Allowed Class SUS-4 Claim will receive, in full satisfaction, settlement, release, and discharge of and in exchange for such Claim, (i) Cash equal to the amount of such Allowed Class SUS-4 Claim, or (ii) such other treatment as to which Singer U.S. and such Claim holder will have agreed upon in writing. Class SUS-4 Claims are not Impaired. **Estimated Amount of Claims: $0** **Estimated Percentage Recovery: 100%**
Class SUS-5	**General Unsecured Claims Against Singer U.S.**	On the Effective Date or as soon thereafter as is practicable, each holder of an Allowed Class SUS-5 Claim will receive, in full satisfaction, settlement, release and discharge of and in exchange for each and every Class SUS-5 Claim, a Pro Rata share of 100% of New Singer U.S. Common Stock available for distribution on the Effective Date. Class SUS-5 Claims are Impaired. **Estimated Amount of Claims: $118 million** **Estimated Percentage Recovery: 6%**
Class SUS-6	**Interests in Singer U.S.**	Holders of Allowed Interests in Class SUS-6 will not receive any distribution of property under the Plan on account of their Interests, and, on the Effective Date, such Interests will be cancelled. Class SUS-6 Interests are Impaired. **Estimated Amount of Claims: N/A** **Estimated Percentage Recovery: 0%**

5. *Singer Furniture*

Class Description		Treatment Under Plan
Class SFurniture-1	**Other Priority Claims Against Singer Furniture**	On the Effective Date, or as soon as practicable thereafter, each holder of an Allowed Claim in Class SFurniture-1 will receive, in full satisfaction, settlement, release and discharge of and in exchange for such Claim, such Claim holder's Pro Rata share of Net

Class Description		Treatment Under Plan
		Available Singer Furniture Cash remaining after payment in full of Allowed Administrative Claims against Singer Furniture, until such Claim has been paid in full. Class SFurniture-1 Claims are Impaired. **Estimated Amount of Claims: $0** **Estimated Percentage Recovery: 100%**
Class SFurniture-2	**PBGC Claims Against Singer Furniture**	On the Effective Date, or as soon thereafter as practicable, the PBGC will receive, in full satisfaction, settlement, release and discharge of and in exchange for all PBGC Claims against Singer Furniture, the distributions determined pursuant to Section 5.16(d) of the Plan. Class SFurniture-2 Claims are Impaired. **Estimated Amount of Claims: $55 million** **Estimated Percentage Recovery: 42%*** **
Class SFurniture -3	**Singer Furniture Loan Guaranty Claims**	On the Effective Date, or as soon as practicable thereafter, each holder of an Allowed Claim in Class SFurniture-3 will receive, in full satisfaction, settlement, release and discharge of and in exchange for such Claim, such Claim holder's Pro Rata share of 15% of the Net Available Singer Furniture Cash remaining after payment in full of Allowed Administrative Claims, Allowed Other Priority Claims and Allowed Priority Tax Claims against Singer Furniture, subject to the provisions of Section 5.8(c) of the Plan. Class SFurniture-3 Claims are Impaired. **Estimated Amount of Claims: $38 million** **Estimated Percentage Recovery: 1%**
Class SFurniture-4	**General Unsecured Claims Against Singer Furniture**	On the Effective Date, or as soon as practicable thereafter, each holder of an Allowed Claim in Class SFurniture-4 will receive, in full satisfaction, settlement, release and discharge of and in exchange for such Claim, such Claim holder's Pro Rata share of 85% of the Net Available Singer Furniture Cash remaining after payment in full of Allowed Administrative Claims, Allowed Other Priority Claims and Allowed Priority Tax Claims against Singer Furniture. Class SFurniture-4 Claims are Impaired. **Estimated Amount of Claims: $76 million** **Estimated Percentage Recovery: 2%**
Class SFurniture-5	**Interests in Singer Furniture**	Upon the completion of all distributions to holders of Allowed Claims against Singer Furniture, all Interests in Singer Furniture will be cancelled. Class SFurniture-5 Interests are Impaired. **Estimated Amount of Claims: N/A** **Estimated Percentage Recovery: 0%**

6. *Foreign Jurisdiction Liquidating Debtors*

Class Description		Treatment Under Plan
Class-1	**Claims Against Foreign Jurisdiction Liquidating Debtors other than Administrative Claims, Priority Tax Claims, and PBGC Claims**	Foreign Liquidation Proceedings for each of the Foreign Jurisdiction Liquidating Debtors have been or will be commenced and pursuant thereto the assets of each of the Foreign Jurisdiction Liquidating Debtors are being or will be liquidated in accordance with each of the respective Foreign Liquidation Proceedings. As set forth in Section 7.5 of the Plan, holders of Claims against a Foreign Jurisdiction Liquidating Debtor will receive distributions pursuant to the

Class Description		Treatment Under Plan
		Foreign Liquidation Proceeding for such Foreign Jurisdiction Liquidating Debtor. Class-1 Claims against each Foreign Jurisdiction Liquidating Debtor are Impaired. *See* Liquidation Analyses attached as Appendix C to this Disclosure Statement for estimated claims and estimated recoveries with respect to each Foreign Jurisdiction Liquidating Debtor.*****
Class-2	**PBGC Claims Against Foreign Jurisdiction Liquidating Debtors**	On the Effective Date, or as soon thereafter as practicable, the PBGC will receive, in full satisfaction, settlement, release and discharge of and in exchange for all PBGC Claims against the Foreign Jurisdiction Liquidating Debtors, the distributions determined pursuant to Section 5.16(d) of the Plan. Class-2 Claims against each Foreign Jurisdiction Liquidating Debtor are Impaired. **Estimated Amount of Claims: $55 million** **Estimated Percentage Recovery: 42%*** **
Class-3	**Interests in Each Foreign Jurisdiction Liquidating Debtor**	On the later of the Effective Date or the completion of the Foreign Liquidation Proceeding for a Foreign Jurisdiction Liquidating Debtor, all Interests in such Foreign Jurisdiction Liquidating Debtor will be cancelled. Class-3 Interests in each Foreign Jurisdiction Liquidating Debtor are Impaired. **Estimated Amount of Claims: N/A** **Estimated Percentage Recovery: 0%**

7. *No Asset Liquidating Debtors*

Class Description		Treatment Under Plan
Class NALD-1	**Claims Against Each No Asset Liquidating Debtor Other Than PBGC Claims**	Because the No Asset Liquidating Debtors have no material assets other than shares of capital stock of certain of the Debtors, the Interests of which are being cancelled pursuant to this Plan, holders of Allowed Claims in Class NALD-1 will not receive any distribution of property under the Plan on account of such Claims. Class NALD-1 Claims are Impaired. **Estimated Amount of Claims: $6 million** **Estimated Percentage Recovery: 0%**
Class NALD-2	**PBGC Claims Against Each No Asset Liquidating Debtor**	On the Effective Date, or as soon thereafter as practicable, the PBGC will receive, in full satisfaction, settlement, release and discharge of and in exchange for all PBGC Claims against each No Asset Liquidating Debtor, the distributions determined pursuant to Section 5.16(d) of the Plan. Class NALD-2 Claims are Impaired. **Estimated Amount of Claims: $55 million** **Estimated Percentage Recovery: 42%*** **
Class NALD-3	**Interests in Each No Asset Liquidating Debtor**	On the Effective Date, or as soon thereafter as reasonably practicable, Reorganized Singer will take appropriate actions to wind-up and terminate the corporate existence of each No Asset Liquidating Debtor under the laws of the jurisdiction of incorporation of each

Class Description		Treatment Under Plan
		respective No Asset Liquidating Debtor, and upon completion of such actions, all Interests in Class NALD-3 will be cancelled. Class NALD-3 Interests are Impaired. **Estimated Amount of Claims: N/A** **Estimated Percentage Recovery: 0%**

8. *Holding Company Debtors*

Class Description		Treatment Under Plan
Class SHolding-1	**Claims Against Each Holding Company Debtor Other Than Administrative Claims, Priority Tax Claims and PBGC Claims**	Subject to the Combining Transactions and the provisions of Section 5.16 of the Plan, all Allowed Claims against the Holding Company Debtors will be Reinstated. Class SHolding-1 Claims are not Impaired. **Estimated Amount of Claims: $456 million******** **Estimated Percentage Recovery: 100%**
Class SHolding-2	**PBGC Claims Against Each Holding Company Debtor**	On the Effective Date, or as soon thereafter as practicable, the PBGC will receive, in full satisfaction, settlement, release and discharge of and in exchange for all PBGC Claims against each Holding Company Debtor, the distributions determined pursuant to Section 5.16(d) of the Plan. Class SHolding-2 Claims are Impaired. **Estimated Amount of Claims: $55 million** **Estimated Percentage Recovery: 42%*****
Class SHolding-3	**Interests in Each Holding Company Debtor**	Subject to the Combining Transactions, on the Effective Date, all Interests in the Holding Company Debtors will be Reinstated. Class SHolding-3 Interests are not Impaired. **Estimated Amount of Claims: N/A** **Estimated Percentage Recovery: 100%**

* Excluding the Allowed Intercompany Claims against Singer held by Holding Company Debtors and non-Debtor Affiliates that are holding companies that do not have any material creditors, which Claim holders shall not, in order to provide additional consideration to non-insider creditors of Singer, participate in distributions of Trust Assets. See Section VIII.C.4.

** This estimated recovery, with respect to Singer Guarantee Claims, is in addition to the estimated recoveries with respect to corresponding Singer Guaranty Primary Obligations.

*** Pursuant to its settlement with the Debtors, while the PBGC will be granted an Allowed Claim against each Debtor in the amount of $55 million, it will receive a single distribution (from the Singer Creditor Trust and the New Preferred Stock) providing an estimated percentage recovery of 42%.

**** Excluding Claims of the Turkey Lenders, if any, which will be satisfied pursuant to the Singer Turkey Restructuring Transaction.

***** Estimated recoveries for holders of Claims against Singer Amedo and Singer Export, two of the Foreign Jurisdiction Liquidating Debtors, set forth in the Liquidation Analysis, will be augmented as the result of distributions to such entities on account of Allowed Intercompany Claims in Class SNV-4.

****** All amounts are Intercompany Claims.

THE DEBTORS BELIEVE THAT THE PLAN PROVIDES THE BEST RECOVERIES POSSIBLE FOR THE HOLDERS OF CLAIMS AGAINST EACH OF THE DEBTORS AND THUS STRONGLY RECOMMEND THAT YOU VOTE TO ACCEPT THE PLAN.

THE CREDITORS' COMMITTEE HAS INDEPENDENTLY CONCLUDED THAT THE PLAN IS IN THE BEST INTERESTS OF THE DEBTORS' GENERAL UNSECURED CREDITORS, SUPPORTS CONFIRMATION OF THE PLAN DETAILED HEREIN AND URGES GENERAL UNSECURED CREDITORS TO VOTE TO ACCEPT THE PLAN.

TABLE OF CONTENTS

APPENDICES

DISCLOSURE STATEMENT WITH RESPECT TO FIRST AMENDED JOINT PLAN OF REORGANIZATION OF THE SINGER COMPANY N.V. AND ITS AFFILIATED DEBTORS AND DEBTORS IN POSSESSION

I. INTRODUCTION

The Singer Company N.V. ("Singer") and certain of its direct and indirect subsidiaries ("Subsidiaries") that are also debtors and debtors in possession in the above-referenced bankruptcy cases (collectively, the "Debtors") submit this disclosure statement (the "Disclosure Statement") pursuant to section 1125 of the Bankruptcy Code, for use in the solicitation of votes on the First Amended Joint Plan of Reorganization of The Singer Company N.V. and Its Affiliated Debtors and Debtors in Possession (the "Plan") proposed by the Debtors and filed with the United States Bankruptcy Court for the Southern District of New York on June 22, 2000. A copy of the Plan is annexed as Appendix A of this Disclosure Statement.

This Disclosure Statement sets forth certain information regarding the Debtors' prepetition operating and financial history, the need to seek Chapter 11 protection, significant events that have occurred during the Chapter 11 Cases, and the anticipated organization, operations and financing of the Reorganized Debtors. This Disclosure Statement also describes terms and provisions of the Plan, including certain alternatives to the Plan, certain effects of confirmation of the Plan, certain risk factors associated with securities to be issued under the Plan, and the manner in which distributions will be made under the Plan. In addition, this Disclosure Statement discusses the confirmation process and the voting procedures that Claim holders in Impaired Classes must follow for their votes to be counted.

FOR A DESCRIPTION OF THE PLAN AND VARIOUS RISK AND OTHER FACTORS PERTAINING TO THE PLAN AS IT RELATES TO CLAIMS AGAINST AND INTERESTS IN THE DEBTORS, PLEASE SEE ARTICLE IX AND SECTION XII.E.

THIS DISCLOSURE STATEMENT CONTAINS SUMMARIES OF CERTAIN PROVISIONS OF THE PLAN, CERTAIN DOCUMENTS RELATED TO THE PLAN, CERTAIN EVENTS IN THE CHAPTER 11 CASES AND CERTAIN FINANCIAL INFORMATION. ALTHOUGH THE DEBTORS BELIEVE THAT SUCH SUMMARIES ARE FAIR AND ACCURATE, SUCH SUMMARIES ARE QUALIFIED TO THE EXTENT THAT THEY DO NOT SET FORTH THE ENTIRE TEXT OF SUCH DOCUMENTS. FACTUAL INFORMATION CONTAINED IN THIS DISCLOSURE STATEMENT HAS BEEN PROVIDED BY THE DEBTORS' MANAGEMENT, EXCEPT WHERE OTHERWISE SPECIFICALLY NOTED. THE DEBTORS DO NOT WARRANT OR REPRESENT THAT THE INFORMATION CONTAINED HEREIN, INCLUDING THE FINANCIAL INFORMATION, IS WITHOUT ANY MATERIAL INACCURACY OR OMISSION.

II. PLAN VOTING INSTRUCTIONS AND PROCEDURES

A. Definitions

Except as otherwise defined herein, capitalized terms not otherwise defined in this Disclosure Statement have the meanings ascribed to them in the Plan. In addition, all references in this Disclosure Statement to monetary figures refer to United States currency, unless otherwise expressly provided.

B. Notice to Holders of Claims and Interests

This Disclosure Statement is being transmitted to holders of Claims or Interests that are entitled under the Bankruptcy Code, and pursuant to certain Orders entered by the Bankruptcy Court, to vote on the Plan. See Article XIV for a discussion and listing of those holders of Claims or Interests that are entitled to vote on the Plan and those holders of Claims or Interests that are not entitled to vote on the Plan. The purpose of this Disclosure Statement is to provide adequate information to enable such Claim holders to make a reasonably informed decision with respect to the Plan prior to exercising their right to vote to accept or reject the Plan.

On June 22, 2000, the Bankruptcy Court approved this Disclosure Statement as containing information of a kind and in sufficient and adequate detail to enable such Claim holders to make an informed judgment with respect to acceptance or rejection of the Plan. THE BANKRUPTCY COURT'S APPROVAL OF THIS DISCLOSURE STATEMENT DOES NOT

CONSTITUTE EITHER A GUARANTY OF THE ACCURACY OR COMPLETENESS OF THE INFORMATION CONTAINED HEREIN OR AN ENDORSEMENT OF THE PLAN BY THE BANKRUPTCY COURT.

ALL HOLDERS OF CLAIMS AGAINST THE DEBTORS ARE ENCOURAGED TO READ THIS DISCLOSURE STATEMENT AND ITS APPENDICES CAREFULLY AND IN THEIR ENTIRETY BEFORE DECIDING TO VOTE EITHER TO ACCEPT OR TO REJECT THE PLAN. This Disclosure Statement contains important information about the Plan, considerations pertinent to acceptance or rejection of the Plan, and developments concerning the Chapter 11 Cases.

THIS DISCLOSURE STATEMENT IS THE ONLY DOCUMENT AUTHORIZED BY THE BANKRUPTCY COURT TO BE USED IN CONNECTION WITH THE SOLICITATION OF VOTES ON THE PLAN. No solicitation of votes may be made except after distribution of this Disclosure Statement, and no person has been authorized to distribute any information concerning the Debtors other than the information contained herein.

CERTAIN OF THE INFORMATION CONTAINED IN THIS DISCLOSURE STATEMENT IS BY ITS NATURE FORWARD LOOKING AND CONTAINS ESTIMATES, ASSUMPTIONS AND PROJECTIONS THAT MAY BE MATERIALLY DIFFERENT FROM ACTUAL, FUTURE RESULTS. Except with respect to the projections set forth in Appendix D annexed hereto (the "Projections") and except as otherwise specifically and expressly stated herein, this Disclosure Statement does not reflect any events that may occur subsequent to the date hereof and that may have a material impact on the information contained in this Disclosure Statement. Neither the Debtors nor the Reorganized Debtors intend to update the Projections; thus, the Projections will not reflect the impact of any subsequent events not already accounted for in the assumptions underlying the Projections. Further, the Debtors do not anticipate that any amendments or supplements to this Disclosure Statement will be distributed to reflect such occurrences. Accordingly, the delivery of this Disclosure Statement shall not under any circumstance imply that the information herein is correct or complete as of any time subsequent to the date hereof.

EXCEPT WHERE SPECIFICALLY NOTED, THE FINANCIAL INFORMATION CONTAINED HEREIN HAS NOT BEEN AUDITED BY A CERTIFIED PUBLIC ACCOUNTING FIRM AND HAS NOT BEEN PREPARED IN ACCORDANCE WITH GENERALLY ACCEPTED ACCOUNTING PRINCIPLES.

C. Solicitation Package

Accompanying this Disclosure Statement are copies of (1) the Plan; (2) the notice of, among other things, the time for submitting Ballots to accept or reject the Plan, the date, time and place of the hearing to consider confirmation of the Plan and related matters, and the time for filing objections to confirmation of the Plan (the "Confirmation Hearing Notice"); and (3) if you are the holder of Claim(s) entitled to vote on the Plan, one or more Ballots (and return envelopes) to be used by you in voting to accept or to reject the Plan.

D. Voting Procedures, Ballots and Voting Deadline

After carefully reviewing the Plan, this Disclosure Statement and the detailed instructions accompanying your Ballot, please indicate your acceptance or rejection of the Plan by voting in favor of or against the Plan on the enclosed Ballot. Please complete and sign your original Ballot (copies will not be accepted) and return it in the envelope provided. HOLDERS OF PREPETITION SINGER NOTES AND BRAZIL PREPETITION NOTES SHOULD REFER TO "SPECIAL NOTE FOR HOLDERS OF PREPETITION SINGER NOTES AND BRAZIL PREPETITION NOTES" IN ARTICLE XIV FOR FURTHER INFORMATION REGARDING VOTING PROCEDURES.

Each Ballot has been coded to reflect the Class of Claims it represents. Accordingly, in voting to accept or reject the Plan, you must use only the coded Ballot or Ballots sent to you with this Disclosure Statement.

IN ORDER FOR YOUR VOTE TO BE COUNTED, YOUR BALLOT MUST BE PROPERLY COMPLETED AS SET FORTH ABOVE AND IN ACCORDANCE WITH THE VOTING INSTRUCTIONS ON THE BALLOT AND RECEIVED NO LATER THAN AUGUST 11, 2000, AT 4:00 P.M. (EASTERN TIME) (THE "VOTING DEADLINE") BY ROBERT L. BERGER AND ASSOCIATES, INC., 17525 VENTURA BOULEVARD, SUITE 200, ENCINO, CALIFORNIA 91316-3846, ATTN: THE SINGER COMPANY N.V. (THE "VOTING AGENT"). DO NOT RETURN ANY STOCK CERTIFICATES OR DEBT INSTRUMENTS WITH YOUR BALLOT. Additionally, if you have any questions about (1) the procedure for voting

your Claim or Interest or with respect to the packet of materials that you have received or (2) the amount of your Claim, you should contact the Voting Agent at the address set forth above.

If you wish to obtain, at your own expense, unless otherwise specifically required by Federal Rule of Bankruptcy Procedure 3017(d), an additional copy of the Plan, this Disclosure Statement or any appendices or exhibits to such documents, please contact:

Bankruptcy Services LLC
Heron Tower
70 East 55th Street
6th Floor
New York, New York 10022
Attn: The Singer Company N.V.

FOR FURTHER INFORMATION AND INSTRUCTION ON VOTING TO ACCEPT OR REJECT THE PLAN, SEE ARTICLE XIV.

E. Confirmation Hearing and Deadline for Objections to Confirmation

Pursuant to section 1128 of the Bankruptcy Code and Federal Rule of Bankruptcy Procedure 3017(c), the Bankruptcy Court has scheduled the Confirmation Hearing for August 24, 2000, at 10:00 a.m. (Eastern Time) before the Honorable Burton R. Lifland, United States Bankruptcy Judge, at One Bowling Green, Room 623, New York, New York 10004. The Confirmation Hearing may be adjourned from time to time by the Bankruptcy Court without further notice except for the announcement of the adjournment date made at the Confirmation Hearing or at any subsequent adjourned Confirmation Hearing. The Bankruptcy Court has directed that objections, if any, to confirmation of the Plan be filed with the Clerk of the Bankruptcy Court and served so that they are RECEIVED on or before August 11, 2000, at 4:00 p.m. (Eastern Time) by:

Counsel for the Debtors

Skadden, Arps, Slate, Meagher & Flom (Illinois)
333 West Wacker Drive
Chicago, Illinois 60606-1285
Attn: John Wm. Butler, Jr., Esq.
Timothy R. Pohl, Esq.
Timothy P. Olson, Esq.

- and -

Skadden, Arps, Slate, Meagher & Flom LLP
Four Times Square
New York, NY 10036-6522
Attn: Jay M. Goffman, Esq.

United States Trustee

The Office of the United States Trustee
33 Whitehall Street, 21st Floor
New York, New York 10004
Attn: Paul K. Schwartzberg, Esq.

Counsel for the Creditors' Committee

Otterbourg, Steindler, Houston & Rosen PC
230 Park Avenue, 29th Floor
New York, New York 10169
Attn: William M. Silverman, Esq.
Glenn B. Rice, Esq.
Enid N. Stuart, Esq.

III. HISTORY OF THE DEBTORS

A. Description of Business

Set forth below is a brief overview of the Company's history, operations and business activities. *As discussed more fully below, the Company's operations and businesses have been and continue to be restructured in significant ways. See Section VII.I for a description of the businesses and operations of the Company as restructured pursuant to the Business Plan.*


SINGER

The Company is the world's leading manufacturer, marketer, and distributor of consumer sewing machines with an estimated worldwide market share of approximately 26% of all units sold (excluding China and the former Soviet Republics and Eastern European countries). The Company also markets and distributes home appliances, consumer electronics equipment, home furnishings, and other consumer durable products in selected markets. Prior to the Petition Date, in 1997, Singer acquired G.M. Pfaff AG ("Pfaff"), a major world participant in the manufacture and distribution of industrial sewing equipment; Pfaff is not a Debtor in the Chapter 11 Cases, is subject to a separate insolvency proceeding in Germany, and will not be affiliated with Reorganized Singer.

During 1997, prior to the acquisition of Pfaff, sales of sewing related products and of other consumer durables accounted for 47% and 53%, respectively, of the Company's revenues. In 1998, which includes the operating results of Pfaff for a full year, sales of sewing related products and of other consumer durables accounted for 60% and 40%, respectively, of the Company's revenues. In 1999, which includes the operating results of Pfaff for eight months, the corresponding shares of Company revenues were 54% and 46%, respectively. The Company's distribution network spans over 150 countries, including both developed and emerging economies, and consists of over 1,280 retail outlets operated by Singer and its operating affiliates, approximately 43,000 outlets operated by independent dealers and mass merchants, as well as over 13,000 door-to-door salespersons.

A principal component of the Company's growth strategy is to orient its distribution to the local market in a manner particularly suited to the local economy, offering the products and services demanded. The Company believes that the growth potential for its non-sewing consumer durable product line and for related goods and services is especially promising in countries where it already has a well-established distribution network and convenient credit plan. Non-sewing products include home appliances, such as dishwashers, dryers, fans and air conditioners, gas ranges, ironing and pressing products, refrigerators, washing machines, and water filters; electronic equipment such as compact disc players, portable cassette players, stereos, televisions and video cassette recorders; home furnishings, such as bedroom, dining room, occasional, and ready-to-assemble furniture; and in selected markets, agricultural products such as paddy thrashers and pumps.

Inherent with the Company's presence in numerous countries is an exposure to market and political risks reflecting the many different economic and political environments. For example, in 1997, Singer's operations were impacted negatively and continue to be affected by the economic downturn, lack of liquidity, devaluation, high-borrowing cost, and subsequent volatility of currencies in Asia. A similar economic disruption in Brazil occurred in the second half of 1998 and intensified in the first quarter of 1999, also negatively impacting results of operations and the financial position of the Company.

B. Background and Formation of Singer



Isaac Merritt Singer

Singer was founded in 1851 by Isaac Merritt Singer as a manufacturer and marketer of sewing machines. It became one of the first multinational corporations. The successor to this business, subsequently known as Bicoastal Corporation ("Bicoastal"), developed alternative businesses to the traditional sewing machine business, and in the 1960's diversified primarily into aerospace.

In 1985, as part of a restructuring program designed to de-emphasize the sewing machine business, Bicoastal sold its sewing machine operations in France and sold its remaining European sewing machine operations to European Home Products Plc. ("EHP"). In 1986, Bicoastal contributed its remaining sewing machine and related operations to a wholly owned subsidiary, SSMC Inc., a Delaware corporation ("SSMC Inc."), approximately 85% of the common stock of which was subsequently distributed in a spin-off transaction to Bicoastal's shareholders and listed on the New York Stock Exchange. In 1989 and 1990, Semi-Tech (Global) Company Limited (now known as Akai) acquired 100% of the common stock of SSMC Inc. and in 1990 acquired the European sewing machine operations previously sold by Bicoastal to EHP (such European operations are hereinafter referred to as "Singer Europe").

In January 1991, as most of SSMC Inc.'s operations, as well as its parent company, were located outside of the United States, and in accordance with United States tax regulations, Akai initiated a series of transactions completed in March 1991, whereby SSMC Inc. N.V., a Netherlands Antilles corporation ("SSMC Inc. N.V."), succeeded to the business operations formerly conducted by SSMC Inc. Pursuant to a Transfer Agreement (as amended, the "1991 Transfer Agreement"), the operations of SSMC Inc. N.V. and Singer Europe (in each case excluding operations in certain countries which had not met certain profitability criteria, such operations herein called "Excluded Operations") were transferred to Singer in August 1991, together with the ownership of The Singer Company Limited ("SCL"), the corporation that owns the SINGER® trademarks. Singer had the right, under the 1991 Transfer Agreement, to acquire each of the Excluded Operations at such time as each met certain profitability criteria. Singer exercised its option to acquire the Excluded Operations in Bangladesh and in the Philippines effective January 1, 1993 and to acquire the Excluded Operations in Spain, China, Turkey, and Indonesia effective January 1, 1994. In 1995, Singer exercised its option to acquire the Excluded Operations in India and Italy effective January 1, 1995 and October 1, 1995, respectively.

In August 1991, subsequent to the consummation of the transactions contemplated by the 1991 Transfer Agreement, Singer completed its initial public offering of common shares (the "IPO"), which were listed on the New York Stock Exchange. In the IPO, a total of 7,000,000 common shares were sold by Singer and 9,239,300 common shares were sold by Akai for $14.00 per share. In March 1992, Akai completed a secondary stock offering of 8,050,000 common shares for $21.875 per share.

In August 1993, Akai sold its entire interest in the common shares of Singer, which constituted approximately 50% of the outstanding common shares of Singer, to Semi-Tech Corporation ("Semi-Tech") for an aggregate purchase price of approximately $848 million or $33.50 per share. At that time, Semi-Tech owned approximately 40% of Akai. *See Section VII.E.8 for a discussion of the disposition of Semi-Tech's ownership interests in Singer during the Chapter 11 Cases.*

Effective December 31, 1997, Singer acquired from Akai its entire interest in Pfaff, constituting approximately 80.5% of the outstanding ordinary shares of Pfaff, for an aggregate purchase price of approximately $157.5 million. Pfaff, formed in 1926, is incorporated under the laws of Germany, and its registered office is Kaiserslautern, Germany. The ordinary voting shares of Pfaff are listed on the Frankfurt Stock Exchange. On September 6, 1999, Pfaff commenced insolvency proceedings in Germany. As discussed in Section VII.C.4, the Company has had no role in Pfaff's insolvency proceedings in Germany, the Debtors have asserted claims against Pfaff, and information regarding the Pfaff proceeding is not generally available to the public and has not been made available to the Debtors.

1. Products

a. Sewing Machines

The traditional business of the Company is the manufacture, distribution, and marketing of sewing machines and sewing related products. Singer and its Affiliates historically manufactured, distributed, and marketed both consumer and industrial sewing machines. Today, the Company primarily deals in consumer sewing machines. Consumer sewing machines are marketed to the general public, while industrial sewing machines, are used in both light and heavy industry, and are generally marketed to the apparel, shoe, and automotive industries.



Consumer sewing machine models include zig zag, straight stitch, artisan and electronic/computer. The mix of consumer models sold varies on a country-by-country basis, depending on the tastes, demographics, and degree of economic development of the particular market. Zig zag sewing machines are the mainstay of the Company's sewing machine products. A zig zag machine can sew in complicated patterns and is available in a wide range of models that are sold in all of the Company's markets. Straight stitch models, in contrast, sew only in straight lines and are sold predominantly in less-developed countries. Artisan sewing machines are heavy-duty sewing machines, which have stitch patterns similar to zig zag machines, but which are used in light industry. The most advanced sewing machines are electronic sewing machines, which have an electronic memory that enable the machines to sew a variety of stitch types, as well as to perform complicated tasks, such as automatic button stitching, monogramming and decorative embroidery.

With certain limited exceptions, the Company historically manufactured most of the sewing machines that were sold through its distribution network, in addition to various components and related products. Today, the Company manufactures approximately 52% of the sewing machines that it sells.

b. Non-Sewing Consumer Durables

Original equipment manufacturers ("OEMs") generally manufacture products to the Company's specifications, which are tailored to meet the needs of the local market. Significant OEM suppliers to the Company include Goldstar, Matsushita (Panasonic/National), Samsung, Sanyo, and Sharp. Purchases are typically made directly from the OEM supplier. The Company historically also had direct supply relationships for consumer electronics with Akai, Kong Wah, Sansui, Tomei, and Semi-Tech (Europe); Akai was directly or indirectly the largest shareholder of these companies, and the Company no longer maintains such relationships.

Where tax concessions or import duties provide a significant competitive advantage, the Company establishes local facilities to manufacture or assemble specific sewing and non-sewing consumer durables. The Company also manufactures residential furniture in selected markets.

2. Organization

The Company has a decentralized management structure led by a President and Chief Executive Officer. Reporting to the President and Chief Executive Officer are five primary divisions (operating segments) of the Company: consumer products marketing in the Americas, in Asia, Africa and the Middle East (two divisions), and in Europe; and a manufacturing division. A corporate vice president is in charge of each division. Historically, the Company also had an industrial products division and a separate Pfaff consumer products division. Reporting directly to these corporate vice presidents are area managers and general managers, each of whom is responsible for a particular location or locations within a geographic area, or a factory or factories.

3. Consumer Products Marketing

Consumer Products Marketing revenues (consisting of consumer sewing machines and consumer durables) for the Company during 1999 were approximately $702 million or 82% of total revenues. The Company marketed consumer sewing machines primarily under the brands SINGER® and PFAFF. Non-sewing consumer durables were also often sold using the SINGER® brand.

The Company and its operating Affiliates market their consumer products through retail stores, independent dealers, mass merchants, and door-to-door salespersons. The mix of these various distribution methods varies from country to country, depending on such factors as competition, demographics and economic conditions in the particular market. The Company sells sewing machines through exclusive distributors in certain countries, such as France and Malaysia.

At year-end 1999, the Company and its operating Affiliates operated 1,280 retail stores generally offering both consumer sewing machines and consumer durables. In countries where the Company does not have retail stores, it generally offers only consumer sewing machines, distributing on a wholesale basis to dealers and mass merchants. In some countries, the Company has a significant marketing position and operates a large number of retail stores, such as India (193 stores), Mexico (202 stores), Portugal (159 stores), and Thailand (284 stores). The Company plans to increase the number of retail outlets in specific markets where it is successful in distributing both sewing machines and consumer durables, while decreasing the number of directly-operated retail outlets in markets where sewing machines are the only significant source of revenue, such as in parts of Europe. The Company also has undertaken a strategy to sell or close retail stores it operates where it does not anticipate obtaining a significant proportion of the targeted retail market share. For instance, all retail stores were either sold or closed in Brazil in 1998. Although Singer-operated retail stores vary depending on the local market, a retail outlet generally includes three to five employees and has selling space ranging from under 1,000 square feet in traditional stores to over 2,000 square feet in stores located in markets that carry the fullest range of products.

a. Americas

The Company estimates that consumer sewing machines distributed by it in the United States and Canada in 1999 constituted approximately 17% of the total units sold in those countries. Due to the nature of the U.S. and Canadian markets,

the Company sells exclusively through mass merchants and dealers and has no retail stores of its own. The Company's consumer sewing machines are marketed in the United States and Canada through approximately 1,000 independent dealer stores, and approximately 15,100 locations operated by fabric chain outlets, mass merchants, catalog showrooms, warehouse clubs, or television shopping networks. Essentially all revenues generated in these countries are sewing-related.

The Company's distribution network within Mexico and the Caribbean in 1999 consisted of approximately 240 retail stores operated by the Company, approximately 1,430 door-to-door salesmen, and approximately 600 retail stores operated by independent dealers or mass merchants. The Company estimates that the market share for sewing machine products in this area in 1999 was 69%. In Mexico and the Caribbean, consumer products other than sewing related items, such as refrigerators, gas ranges, televisions, videocassette recorders, furniture, and other consumer durable products represented 86% of revenues.

The Company's distribution network in South America in 1999 consisted of approximately 14,900 dealer and mass merchant outlets in Brazil and an extensive network of independent distributors in the rest of the region. In 1998, the Company exited the retail business in Brazil, selling a substantial portion of its retail network in December 1998, and closing the balance of the stores. The Company estimates that the market share for its sewing machine products in South America in 1998 was in excess of 36%. Approximately 92% of revenues generated in South America were sewing related.

b. Asia, Africa and the Middle East

The Company historically has had a broad distribution network within Asia. In 1999, this network consisted of approximately 770 retail stores operated by the Company, approximately 11,180 door-to-door salespersons (most of whom are in Thailand) and approximately 3,220 retail stores operated by dealers, mass merchants, or independent distributors.

The Company believes that it has established widespread product recognition and a reputation for high quality in this region. The Company estimates that the market share for its sewing machine products in Asia in 1999 was in excess of 30%, and that its operations recorded an exceptionally high market share in certain countries, including 98% in Sri Lanka. The Company had the highest consumer sewing market share in Japan, despite this being the home market for most of its competitors. About 46% of revenues generated in Asia were sewing-related.


SINGER

The Company has marketed non-sewing consumer durables in Asia for many years, offering a wide range of household appliances and electronic equipment. In Bangladesh, for example, the Company has approximately a 19% and 26% market share in color television and washing machine sales, respectively. In Sri Lanka, the Company has over a 42% market share in refrigerators and washing machines, and approximately a 29% market share in color televisions. The Company's operating Affiliate in Thailand has approximately a 14% market share in refrigerators and a 20% share in washing machines.

In most of Africa and the Middle East, the Company markets its products, primarily consumer sewing machines, largely through independent distributors. In Turkey and South Africa, the Company sells its products through dealers. The Company estimates that the market share for consumer sewing machines in this area is approximately 18%.

c. Europe

The Company markets consumer sewing machines in most European countries. In 1999, the European distribution network consisted of approximately 70 Company-operated stores, approximately 2,700 dealers, distributors, or mass merchandising outlets, and several independent distributors. Where the Company's revenues are derived primarily from the sale of sewing machines, the Company has exited many of its direct retail operations and concentrated on wholesale operations.

In those European markets where the Company sells a broad range of products, such as in Portugal, the direct retail operations continue to expand. The Company believes that it is the leading marketer of consumer sewing machines in Western Europe, with an estimated market share of approximately 22%. The Company offers a variety of non-sewing, Singer-branded and non Singer-branded, consumer durable products in certain countries in Europe, including household appliance and electronic equipment. In Portugal, for example, in 1999 over 96% of revenues were from non-sewing related sales.

d. Consumer Credit Operations

The Company began extending consumer credit shortly after it was founded in 1851. An installment purchase plan is offered to retail customers in most developing countries in which Singer operates. In most of these countries, consumer credit is not readily available from other sources. The Company believes that its installment purchase plan provides it with a significant competitive advantage, generating a strong impetus for sales. In 1999, operations in which consumer installment sales represented a significant percentage of sales of Singer and its Affiliates included Bangladesh (76%), the Caribbean (61%), Mexico (87%), Pakistan (32%), Portugal (48%), and Thailand (80%). The Company does not offer consumer credit in Canada, Japan, the United States and certain countries in Africa, Europe and the Middle East.

Credit-financed sales generate installment accounts receivable which generally range from three to thirty months and bear interest at rates based upon prevailing consumer interest rates in the various local markets. In most countries, these accounts receivable are financed by Singer's local subsidiary. In some countries, the accounts receivable are sold at a discount to third-party financial institutions. It is the Company's policy, to the extent feasible, to finance such accounts receivable by borrowing funds in the country where such accounts receivable originated. Installment accounts receivable as of January 2, 1999, and January 3, 1998, were $168.2 million and $168.5 million, respectively. Historically, the Company has experienced a write-off rate on installment credit sales of less than 2% of revenues.

4. Manufacturing

The Company manufactures consumer sewing machines at plants in Campinas and Ceara, Brazil, and in Shanghai, China. The Company also has smaller sewing machine factories in Bangladesh, India, Indonesia, Pakistan, Sri Lanka, Turkey, and through its operating Affiliate in Thailand; these plants primarily supply their respective local markets. The Company's factory in Indaiatuba, Brazil manufactures needles primarily for consumer sewing machines. Raw materials essential to the Company's manufacturing business are purchased worldwide from numerous suppliers; no serious shortages or delays in obtaining raw materials have been encountered in the past.

The Company has recently pursued a policy of purchasing an increasing share of its sewing machine requirements from OEM (original equipment manufacturers) and other third party vendors. Currently, about 50% of the sewing machines that Singer sells are sourced from third parties. While the share of sewing machines outsourced has recently increased, the Company has a long track record of buying certain sewing machine models from outside vendors; no shortages or delays in obtaining sufficient quantity and variety of machines at competitive prices have been encountered.

The Company manufactures sewing machine cabinets in Bangladesh, Brazil, Sri Lanka, Thailand and Turkey. In Bangladesh, the Company also assembles audio and video products as well as televisions. In addition, the Company has a factory in Pakistan that assembles refrigerators and washing machines. In Sri Lanka, the Company assembles televisions and refrigerators. In Sri Lanka and the Philippines, the Company also manufactures household furniture for sale through its shops and dealers.

Production at the Company's new factory at Ceara, Brazil commenced in 1998 and was expanded as further processes were transferred to this new facility from an older factory in Campinas, Brazil. In 1999, the Ceara factory assembled 120,000 machines for sale in Brazil. Production of consumer sewing machines at the Company's factory in Shanghai started in 1994; production increased to approximately 160,000 in 1999. This factory has the capacity to increase production to 400,000 consumer units.

5. Patents, Trademarks and Licenses

SINGER®

The Company owns a number of trademarks for its products, including the SINGER® trademark. The Company uses its trademark directly, and indirectly through licensees, to identify and promote its sewing related products and some of its consumer durable products throughout the world. The SINGER® trademark (and the goodwill associated with it) is of great importance to the Company. In addition, the Company owns or is licensed under a number of patents and patent applications, which the Company considers important and adequate for its business; however, the Company does not consider any of these patents or patent applications to be material to the Company as a whole. The Company's interest in the SINGER® trademark, and certain other intellectual property, was pledged to secure Singer's prepetition financing facility with Nova Scotia. See Section IV.A.1. These assets continue to be

pledged to secure the DIP Facility and will be pledged to secure the Exit Financing Facility. See Sections VII.D.1.(b) and VII.D.1.(c).

6. *Employees*

As of January 2, 2000, the Company had approximately 11,600 employees (excluding operating Affiliates). Approximately 7,800 and 3,800, respectively, were employed in the consumer products marketing and manufacturing operating segments of the Company. In Brazil, where one of the Company's principal manufacturing facilities is located, over 1,100 employees of Singer Brazil are covered by an industry-wide union contract which is renegotiated on an annual basis. During 1996, the Brazilian manufacturing facility experienced a work stoppage related to labor contract negotiations.

7. *Prepetition Financial Results*

Set forth below is selected financial data for the Company, including its direct and indirect Subsidiaries, on a consolidated basis (including Singer U.S.) for fiscal years ended December 31, 1997, 1998 and 1999. The financial data for the fiscal year ended December 31, 1997, was audited for inclusion in Singer's Form 20-F filed with the SEC. The financial data for the fiscal years ended December 31, 1998, and 1999 is unaudited.

Total Company
Income Statement
($ US millions)

	For the Year Ended		
	1999	***1998***	***1997***
Sales	$ 872.2	$ 1,263.9	$ 1,058.1
Cost of Sales	585.6	870.8	780.3
Gross Profit	286.6	393.1	277.8
Selling and Administrative Expense	302.4	454.4	345.1
Restructuring & Related Charges	–	–	109.9
Operating Income	(15.8)	(61.3)	(177.2)
Equity Earning from Affiliates	(5.7)	0.5	2.2
Royalties & License Income	6.1	5.9	10.9
Miscellaneous, net	10.3	20.2	12.4
EBIT	(5.1)	(34.7)	(151.7)
Interest Expense	57.3	78.4	74.4
Income Before Taxes and Reorg Expense	(62.4)	(113.1)	(226.1)
Reorganization Expense	4.1	–	–
Income Before Taxes	(66.5)	(113.1)	(226.1)
Income Tax	8.8	94.2	12.2
Net Income from Continuing Operations	(75.3)	(207.3)	(238.3)
Loss from Discontinued Operations	(1.1)	–	–
Net Income	$ (76.4)	$ (207.3)	$ (238.3)

Total Company
Balance Sheet
($ US millions)

	As of the Year Ended		
	1999	*1998*	*1997*
Assets			
Cash and Cash Equivalents	$ 36.2	$ 51.1	$ 42.9
Accounts Receivable	379.6	440.7	538.5
Inventories	259.3	311.4	395.4
Other Current Assets	14.7	12.0	10.7
Total Current Assets	689.8	815.2	987.5
Investments in Operating Affiliates	45.7	54.7	59.6
Property, Plant and Equipment	233.1	260.6	346.8
Intangible Assets	126.8	138.5	171.9
Other Assets	98.4	106.6	188.1
Total Assets	$ 1,193.8	$ 1,375.6	$ 1,753.9
Liabilities and Shareholders' Equity			
Notes and Loans Payable	$ 374.8	$ 421.6	$ 464.5
Accounts Payable and Accrued Liabilities	353.3	347.4	396.4
Total Current Liabilities	728.1	769.0	860.9
Long Term Debt	212.3	241.3	278.4
Other Non-Current Liabilities	232.1	240.0	243.1
Shareholders' Equity	21.3	125.3	371.5
Total Liabilities and Shareholders' Equity	$ 1,193.8	$ 1,375.6	$ 1,753.9

Set forth below is selected financial data for Singer U.S. for fiscal years ended December 31, 1997, 1998 and 1999. The financial data for the fiscal years ended December 31, 1997, 1998, and 1999 is unaudited. Consistent with past accounting practices, certain financial information of International Piecework Controls, Inc. is included in the historical financial information of Singer U.S. set forth below.

Singer U.S.
Income Statement
($ US thousands)

	For the Year Ended		
	1999	*1998*	*1997*
Revenue	$98,709	$107,875	$124,871
Cost of Sales	78,808	84,051	104,725
Gross Profit	19,901	23,824	20,146
Selling and Administrative Expense	26,472	24,498	38,756
Earnings Before Int, Tax Depr & Amort	(6,571)	(674)	(18,610)
Depreciation and Amortization	694	374	667
Operating Income	(7,265)	(1,048)	(19,277)
Other Expense	905	(303)	(266)
Earnings Before Interest and Taxes	(8,170)	(745)	(19,011)
Interest Expense	5,507	3,963	2,759
Tax Expense	–	–	–
Net Income	($13,677)	($4,708)	($21,770)

Singer U.S.
Balance Sheet
($ US thousands)

	As of the Year Ended		
	1999	*1998*	*1997*
Assets			
Cash/Marketable Securities	$5,551	$978	$3,836
Accounts Receivable – Net	19,647	27,014	38,636
Inventories – Net	27,847	36,148	38,770
Prepaid/Other Current Assets	7,459	3,179	746
Total Current Assets	60,504	67,319	81,988
Property, Plant and Equipment – Net	3,628	3,600	2,252
Investments in Operating Affiliates	–	–	--
Intangible and Other Assets	4,332	4,646	2,362
Total Assets	$68,464	$75,565	$86,602
Liabilities and Shareholders' Equity			
Notes and Loans Payable	$38,017	$39,318	$39,060
Long Term Debt – Current Portion	–	–	--
Accounts Payable – Trade	5,359	8,834	10,555
Accounts Payable – Intercompany	273	9,123	29,395
Accrued Liabilities	23,795	16,328	9,902
Other Current Liabilities	(983)	(983)	(1,039)
Total Current Liabilities	66,461	72,620	87,873
Long Term Debt	–	–	--
Other Non-Current Liabilities	57,114	55,694	36,782
Shareholders' Equity	(55,111)	(52,749)	(38,053)
Total Liabilities and Shareholders' Equity	$68,464	$75,565	$86,602

IV. PREPETITION CAPITAL STRUCTURE OF THE DEBTORS

A. The Prepetition Credit Facilities

1. The Singer N.V. Credit Facility

On October 30, 1998, Singer and certain of its Subsidiaries entered into a $65 million credit agreement (as amended, the "Singer N.V. Credit Agreement") with The Bank of Nova Scotia ("Nova Scotia"). Proceeds of the Singer N.V. Credit Agreement were used to fund working capital needs and for certain other specified uses. As of the Petition Date, the aggregate amount due and owing to Nova Scotia under the Singer N.V. Credit Agreement was approximately $64,205,156, plus interest, fees, costs, charges and expenses.

The Debtors' obligations under the Singer N.V. Credit Agreement were secured as follows:

- Pursuant to, among other things, (a) that certain Trademark Security Agreement dated as of October 30, 1998 between Singer and Nova Scotia, (b) that certain Trademark Security Agreement dated as of October 30, 1998 between the Singer Company Limited and Nova Scotia, and (c) other agreements, Nova Scotia was granted a first priority lien upon substantially all of the Debtors' intellectual property, including the SINGER® trademark (the "Intellectual Property").

- Pursuant to that certain Share Charge dated as of February 10, 1999 (the "Share Charge"), between The Singer Sewing Machine Company Ltd. and Nova Scotia, Nova Scotia was granted a first priority lien upon the Debtors ownership interests of Singer Bangladesh Limited, an entity organized under the laws of Bangladesh.

- Pursuant to the Singer N.V. Credit Agreement, Nova Scotia was granted a first priority lien upon the cash on deposit with Nova Scotia in a Canadian bank account (the "Cash Collateral").

- Pursuant to that certain Share Pledge Agreement dated November 5, 1998 between ROSEG Household Products GmbH, Luchtmolen GmbH, Singer and Nova Scotia, Nova Scotia was granted a first priority lien upon certain shares of Pfaff and other collateral described therein.

In addition, as of the Petition Date, Nova Scotia and/or certain of its subsidiaries and Pfaff Canada Corporation, Singer Sewing Machine Company of Canada Limited, Singer GmbH, Singer U.S. and the Singer Hong Kong, Singer Guyana, Singer Jamaica, Singer St. Lucia, Singer Taiwan and Singer Trinidad branches of the Singer Sewing Machine Company Ltd. (Bermuda) (collectively, the "Foreign Subsidiaries") were parties to various notes, loan agreements, credit agreements and/or other similar documents (as amended, collectively, the "Foreign Subsidiary Debt Agreements"). Pursuant to certain guarantees executed by Singer (collectively, as amended, the "Singer Guaranty"), Singer guaranteed the obligations of the Foreign Subsidiaries under the Foreign Subsidiary Debt Agreements. The Singer Guaranty was secured by the Cash Collateral. As of the Petition Date, the aggregate amount due and owing to Nova Scotia under the Foreign Subsidiary Debt Agreements was approximately $21 million, plus interest, fees, costs, charges and expenses.

As discussed under <u>Section VII.D</u>, during the Chapter 11 Cases, the obligations under the Singer N.V. Credit Agreement and the Foreign Subsidiary Debt Obligations were repaid from the proceeds of the DIP Facility provided by Nova Scotia and the Cash Collateral.

2. The Singer U.S. Credit Facility

Singer U.S., as borrower, entered into that certain Amended and Restated Credit Agreement, dated as of October 14, 1997 (the "Singer U.S. Credit Facility"), with The Bank of Nova Scotia, as lender and agent ("BNS"), and HSBC USA Inc., formerly known as HSBC Americas, Inc., assignee of The Hong Kong and Shanghai Banking Corporation Limited, as lender ("HSBC"), and First American National Bank, as lender ("First American" and, collectively with HSBC and BNS as lender, the "U.S. Lenders"). Pursuant to the Singer U.S. Credit Facility, the U.S. Lenders agreed to loan Singer U.S. an aggregate principal amount not to exceed $40 million. The obligations of Singer U.S. under the Singer U.S. Credit Facility are evidenced by three promissory notes, each dated October 14, 1997, in favor of BNS, HSBC and First American in the principal amounts of $20

million, $15 million and $5 million, respectively. As of the Petition Date, the amount due and owing under the Singer U.S. Credit Facility was approximately $38,050,262.92.

The obligations of Singer U.S. under the Singer U.S. Credit Facility are secured by security interests in all of Singer U.S.'s (a) equipment, (b) inventory, (c) accounts, contracts, contract rights, chattel paper, documents, instruments and general intangibles, (d) intellectual property, (e) books, writings, data bases, information and other property relating to or evidencing any of the foregoing, (f) other property and rights of every kind and description and interest therein, and (g) product, offspring, rents, issues, profits, returns, income and proceeds of and all of the foregoing collateral. Singer U.S.'s obligations under the Singer U.S. Credit Facility are further secured by a certain Tennessee Deed of Trust, dated as of June 14, 1999 (the "Deed of Trust"), pursuant to which Singer U.S. conveyed to Michael S. Peek, as Trustee for the benefit of BNS as agent for the Lenders, all of Singer U.S.'s right, title and interest in and to certain real property located in the State of Tennessee, Rutherford County, which Deed of Trust was recorded in the Register's Office of Rutherford County, Tennessee on July 7, 1999.

In addition, Singer (on October 14, 1997) and Singer Furniture (on June 14, 1999), each unconditionally and irrevocably guaranteed the obligations of Singer U. S. to BNS, as agent, and the U.S. Lenders under the Singer U.S. Credit Facility. The obligations of Singer Furniture under its guarantee are secured by a security interest in all of Singer Furniture's (a) equipment, (b) inventory, (c) accounts, contracts, contract rights, chattel paper, documents, instruments and general intangibles, (d) intellectual property, (e) investment property, (f) books, writings, data bases, information and other property relating to or evidencing any of the foregoing, (g) real and personal property rights of every kind and description and interests therein, and (h) product, offspring, rents, issues, profits, returns, income and proceeds of and all of the foregoing collateral.

Because of the timing of the granting of the Deed of Trust and the Singer Furniture guaranty, the Debtors believe that such security interests and obligations could be subject to avoidance under applicable provisions of the Bankruptcy Code. Any such potential avoidance actions, however, would be subject to numerous potential defenses and, accordingly, protracted litigation with uncertain results. As discussed under Section VII.H.4, the Plan incorporates a consensual resolution agreed to by the Debtors and the U.S. Lenders regarding the treatment under the Plan of the Claims arising under the Singer U.S. Credit Facility.

B. Other Material Debt Obligations

1. Singer

Pursuant to that certain Indenture, dated as of April 1, 1993, as amended, supplemental or otherwise modified prior to the Petition Date, by and between Singer and Chemical Bank, as Indenture Trustee, in March 1993, Singer issued the Prepetition Singer Notes, which are $150 million of unsecured notes due April 1, 2003. Such issuance resulted in net proceeds to Singer of approximately $148,350,000. The Prepetition Singer Notes bear interest at 7%, payable semi-annually. At the time it issued the Prepetition Singer Notes, Singer believed that the cash generated from operations together with the borrowing capacity under the Singer N.V. Credit Agreement would be adequate to satisfy the Debtors' working capital needs. As a result of numerous factors discussed herein, however, the Debtors' working capital became severely limited. As a result of the commencement of the Chapter 11 Cases, Singer has not made any interest payment on the Prepetition Singer Notes subsequent to the Petition Date.

2. Singer Brazil

On December 13, 1996, Singer Brazil issued a promissory note, in the principal amount of $10.7 million, which currently is held by Deutsche Bank Luxembourg S.A., and on March 24, 1997, Singer Brazil issued another promissory note in the principal amount of $10.7 million, which currently is held by Merrill, Lynch, Pierce, Fenner & Smith, Inc. (collectively, the "Brazil ABC Roma Notes"). On May 2, 1998, Singer Brazil issued $50 million of promissory notes pursuant to that certain Medium Term Note Program between LTCB International Limited and Singer Brazil (the "Brazil Medium Term Notes"). The Brazil ABC Roma Notes are guaranteed by Singer. The Brazil Medium Term Notes are not guaranteed by Singer, but are the subject of a "keep-well" letter executed by Singer. Certain holders of the Brazil Medium Term Notes have taken the position that Singer's keep-well letter constitutes a guarantee of the Brazil Medium Term Notes by Singer and that Singer breached its obligations under the keep-well letter. Singer contests that position. Resolution of this dispute through litigation would likely be costly and time consuming, with uncertain results. Accordingly, the proposal set forth in the Plan with respect to the Brazil Prepetition Notes includes a settlement of all such potential disputes with holders of the Brazil Medium Term Notes, which proposed settlement will require the agreement of holders of 80% of the obligations outstanding under the Brazil Medium Term Notes and the Brazil ABC Roma Notes, collectively, to be implemented. See Section VII.H.2.

3. *Singer Turkey and Singer Amedo*

Pursuant to two Protocol Agreements between Al-Tawfeek and Singer Bermuda, Turkey Branch, and between Al-Tawfeek and Singer Amedo, each as buyer of certain goods supplied by Singer Turkey, Al-Tawfeek is owed the principal amount of approximately $12 million, comprised of two separate obligations in the amount of approximately $6 million each. Pursuant to two Murabaha Sale Agreements between QIB and Singer Bermuda, Turkey Branch, and QIB and Singer Amedo, each as buyer of certain goods supplied by Akai Electric Co. Ltd. and Tomei International, respectively, QIB is owed the principal amount of approximately $12 million, comprised of two separate obligations in the amount of approximately $6 million each. As discussed in Section VII.H.3, to implement the Plan with respect to Singer Turkey, to settle certain complex disputes among the Debtors, and to provide additional capital to Reorganized Singer, Al-Tawfeek and QIB, the Plan incorporates the Singer Turkey Restructuring Transaction.

C. Equity

As of the Petition Date, there were approximately 51,029,637 shares of common stock of Singer issued and outstanding and publicly traded on the New York Stock Exchange. In addition, approximately 25,310,700 shares, or 49.6%, of Singer's common stock were held by Semi-Tech. The Singer shares held by Semi-Tech were pledged as collateral to secure certain debt issued by Semi-Tech. See Section VII.E.8 for a summary of certain events during the Chapter 11 Cases with respect to such shares. On or about May 4, 2000, Singer's common stock was delisted from trading on the New York Stock Exchange. In connection with the acquisition of Pfaff, Singer issued Cumulative Series A Convertible Preferred Stock to Akai in an amount of $75 million, which will be cancelled under the Plan and on account of which no distributions will be made to the holders thereof.

V. CORPORATE STRUCTURE OF THE DEBTORS

A. Current Corporate Structure

With certain limited exceptions, Singer owns either directly or indirectly substantially all of the equity interests in each of its Subsidiaries, through ownership of its sole active, directly owned Subsidiary, Singer USA LLC, a Delaware limited liability corporation. Appendix B to the Disclosure Statement lists each Subsidiary and the equity interests owned by Singer.

B. Board of Directors of Singer Prior to the Petition Date

The following persons comprised the Board of Directors of Singer as of September 12, 1999:

Name	
James H. Ting	Chairman of the Board
Stephen H. Goodman	President and Chief Executive Officer
Sinniah Ramanathan	Vice President and Controller
Iftikhar Ahmed	Director
Frank E. Holmes	Director
Michael A. Jordan	Director
Charles Sun	Director

Messrs. Jordan and Sun served on the Audit Committee of the Board of Directors and Messrs. Ting, Goodman and Holmes served on the Compensation and Benefits Committee of the Board of Directors.

Certain non-management members of Singer's Board of Directors are located outside of the United States; in some instances, their locations are unknown to the Company. Certain of such non-management members of Singer's Board were and may still be also members of the Boards of Directors of Akai and/or Semi-Tech, each of which is involved in pending litigation

with Singer. In addition, the Debtors (and after the Effective Date the Singer Creditor Trust) may pursue certain claims and causes of action against certain members of the Board that have not participated in the management of the Debtors during the Chapter 11 Cases. See Section VIII.H. Singer's management has continued to operate as a debtor in possession pursuant to sections 1107 and 1108 of the Bankruptcy Code during the Chapter 11 Cases. In addition, Singer's management has reviewed all major decisions and actions (including with respect to non-Debtor affiliates) with the Creditors' Committee, and has sought approval of material, non-ordinary course and other matters related to the Debtors from the Bankruptcy Court.

On the Effective Date, each of the existing members of the Board of Directors of Singer will be deemed to have resigned. The initial Board of Directors of Reorganized Singer will be selected as described in Section 7.7 of the Plan, which provides that five (5) Board members will be selected by the Creditors' Committee, one (1) Board member will be the Chief Executive Officer of Reorganized Singer and one (1) Board member will be selected by the Chief Executive Officer of Reorganized Singer.

VI. EVENTS LEADING TO COMMENCEMENT OF THE CHAPTER 11 CASES

A. Significant Transactions and Liquidity Problems

1. Pfaff Transaction

One of the principal events leading to the filing of the Chapter 11 Cases was the sale of Pfaff to Singer by Akai (the "Pfaff Transaction"). Akai sold Pfaff to Singer in December 1997 for an aggregate purchase price of $157.5 million. The acquisition of Pfaff widened Singer's presence in the industrial sewing market, but Pfaff's operating results were materially below the anticipated results projected at the time Akai sold Pfaff to Singer. Pfaff was a major contributor to the operating losses experienced by Singer and the liquidity problems that culminated in the commencement of the Chapter 11 Cases. In 1998, Pfaff accounted for $57.3 million of the Company's consolidated operating loss of $61.3 million. For the first half of 1999, as to the Income Statement line item "operating income or loss", Pfaff accounted for more than the Company's entire operating loss.

On September 6, 1999, certain members of the management board of Pfaff, excluding those members affiliated with Singer and not directly employed by Pfaff, commenced insolvency proceedings for Pfaff in Germany. The court overseeing the proceedings immediately appointed an administrator for Pfaff as required under the German insolvency statute. The administrator issued a written statement to Pfaff employees worldwide on September 7, 1999 to discontinue contact with the Company and Semi-Tech and to take direction only from the administrator. The administrator further excluded Singer affiliated members of the management board from participating in any decision making or deliberations and requested that these members resign from the management board. Because of the actions taken by the administrator, these members have resigned from the Pfaff management board. Neither Pfaff nor any of its subsidiaries are Debtors in the Chapter 11 Cases.

2. The Russian Transaction

A second principal event leading to the commencement of the Chapter 11 Cases was a failed Russian transaction (the "Russian Transaction"). In December 1997, Singer entered into an agreement to acquire an indirect 84% interest in A/O Concern Podolsk, a manufacturer and distributor of sewing machines with property holdings and production equipment, in Podolsk, Russia. The agreement required a deposit of $50 million upon signing to be held in a bank account by the seller. Singer paid the required deposit, but subsequently Singer's management determined that the money had been transferred directly to and remained with Akai. The closing of the agreement was subject to obtaining a fair market value appraisal to determine the final purchase price (such appraisal to be conducted by an internationally recognized independent appraisal company and acceptable to the contracting parties) and to satisfying certain other closing conditions including approval by Singer's directors. An appraisal was delivered to Singer in 1998, but was not accepted by Singer.

In July 1999, Singer entered into an amended agreement to acquire certain property and equipment from A/O Concern Podolsk. The amended agreement called for Singer to purchase certain assets for a purchase price of $30.6 million, subject to the satisfaction of certain closing conditions. The balance of $23.6 million, including interest, was to be refunded to Singer according to a schedule through October 1, 1999. The refund was to be made directly by the seller or by Akai. Singer has received only $5.5 million to date.

In summary, as a result of the Russian Transaction, $50 million of Singer's funds were transferred to Akai in connection with a transaction that never closed and for which Singer has received a refund of only $5.5 million.

3. The Singer Furniture Transaction

A third principal event leading to the Debtors' filing of the Chapter 11 Cases was Singer's acquisition of Singer Furniture, a U.S. based manufacturer of residential furniture from SSMC Inc. N.V., a wholly-owned subsidiary of Akai, ("SSMC NV"). SSMC NV sold Singer Furniture to Singer on October 1, 1995, for a preliminary purchase price of $27.5 million settled through the offset of receivables held by SSMC NV and its affiliates. The purchase price subsequently was reduced to zero and the offset of receivables was reversed. At the same time, Singer also acquired from SSMC NV, at book value, the rights to a loan participation of $12.7 million from a lender to Singer Furniture. Subsequent to the acquisition of Singer Furniture, Singer made additional loans to Singer Furniture to fund operating losses. (The foregoing transactions set forth in this paragraph are referred to herein as the "Singer Furniture Transaction").

Singer's acquisition of Singer Furniture was consummated with the intention to broaden Singer's product line. Ultimately the Singer Furniture Transaction yielded only losses. During 1997, the operations of Singer Furniture were discontinued. Once Singer had announced its intention to exit the business, it found receivable collections related to Singer Furniture to be significantly more difficult. In addition, Singer incurred numerous other unanticipated costs and losses associated with exiting the Singer Furniture business.

In summary, as a result of the Singer Furniture Transaction, Singer incurred losses of approximately $87 million, including operating losses during the period of operation and losses on the disposition of the assets of the business, deduction of intangibles, severance and certain carrying costs of closed facilities.

4. General Adverse Economic Factors

In addition, the Company experienced certain liquidity problems with several of its operating affiliates. Singer Brazil's retail operating losses totaled $11.0 million for the full year 1998 on revenues of $49.0 million, which represented a decrease in sales of 42%. This significant decline in revenues was driven by Brazil's economic recession and dramatic rise in interest rates; virtually no credit was available to consumers or businesses, unemployment increased, consumer demand decreased, and default rates on consumer debt became higher. The Company's significant marketing operation in Brazil, including sales through 63 company-operated retail shops, were adversely affected. Singer Brazil sold most of its retail operation in December 1998 and closed its remaining stores. Singer Brazil has commenced the Singer Brazil Concordata in Brazil to assist in the reorganization of Singer Brazil.

Additional liquidity problems arose among Singer's operating Affiliates in Asia. Revenues in Asia declined 40.7% during 1998, or $206 million from 1997 levels. The decrease was primarily attributable to major devaluations and subsequent economic slowdowns and decreased product demand in important markets. Thailand suffered a currency devaluation of 45%, with devaluations also recorded in other Asian markets. However, the Asian operations remain among the Company's most profitable.

The liquidity pressures described above caused unusual damage to the Singer enterprise on account of its over-leveraged balance sheet. As of the Petition Date, on a consolidated basis, the Company had over $602 million in indebtedness for borrowed money, including $412 million in bank loans, $150 million in unsecured notes and $50 million with respect to the Brazil Medium Term Notes. (Approximately $99 million of the bank loans were obligations of Pfaff, $47 million of which were guaranteed by Singer).

The Company also has significant underfunded pension obligations with respect to the benefit pension plan sponsored by International Piecework Controls, Inc., one of the Debtors. During 1998, certain funding payments were not made on account of the pension plan, and the PBGC placed statutory liens on certain of the Debtors' assets. In 1999, certain of the Debtors entered into a settlement agreement with the PBGC, which required scheduled funding payments to be made of $16 million on September 15, 1999, and $3.0 million on October 15, 1999. In connection with the settlement agreement with the PBGC, Singer U.S. granted liens on certain of its assets to secure obligations under the settlement agreement. These liens were perfected within 90-days of the commencement of the Chapter 11 Cases. During the Chapter 11 Cases, the PBGC asserted over $65 million of

Claims against each Debtor, on a joint and several basis. For a discussion of the negotiations and settlement with the PBGC embodied in the Plan, see Section VII.H.1.

The summaries set forth above with respect to certain transactions and events are based upon the Debtors' analysis of such transactions and events. No such description, or others set forth in this Disclosure Statement, shall be admissible against any party, including the Debtors, in any pending or subsequent proceeding, and do not constitute admissions or adoptions of such statements by any party, including the Debtors.

B. Immediate Precipitating Events Causing the Commencement of the Chapter 11 Cases

The immediate precipitating events resulting in the Debtors' Chapter 11 Cases were the September 6, 1999, commencement of reorganization proceedings in Germany by Pfaff, and the September 7, 1999, Chapter 11 filings by Semi-Tech and two of its subsidiaries. The commencement of the Pfaff insolvency proceedings and the Semi-Tech Chapter 11 cases placed certain debt obligations of Singer and other Debtors in default and placed the Debtors and their properties at risk of remedial action by creditors.

As a result of these events, Singer concluded that the commencement of the Chapter 11 Cases was in the best interests of all stakeholders to protect the Estates from the risk of remedial action by certain creditors and because it would be difficult, outside of reorganization proceedings for at least the parent, the intermediate holding companies and some troubled operating companies, to take advantage of the improvement in the economic environment that is now occurring. Singer believed that the commencement of the Chapter 11 Cases for the Debtors would enable the Company to move forward with a refocused strategic plan based, on the one hand, on its successful distribution channels and core business as a retailer of consumer durables in selected markets, particularly in Asia, and, on the other hand, on its leading position as a manufacturer and distributor of consumer sewing machines, while restructuring its emerging, burdensome debt load.

VII. THE CHAPTER 11 CASES

A. Continuation of Business; Stay of Litigation

On September 12 and 13, 1999, (and February 4, 2000 with respect to Singer USA, LLC) Singer and 46 of its Subsidiaries filed petitions for relief under Chapter 11 of the Bankruptcy Code. Since the Petition Date, the Debtors have continued to operate as debtors in possession subject to the supervision of the Bankruptcy Court and in accordance with the Bankruptcy Code. The Debtors are authorized to operate their business in the ordinary course of business, with transactions out of the ordinary course of business requiring Bankruptcy Court approval.

An immediate effect of the filing of the Debtors' bankruptcy petitions was the imposition of the automatic stay under the Bankruptcy Code which, with limited exceptions, enjoined the commencement or continuation of all collection efforts by creditors, the enforcement of liens against property of the Debtors and the continuation of litigation against the Debtors. This relief provided the Debtors with the "breathing room" necessary to assess and reorganize their business. The automatic stay remains in effect, unless modified by the Bankruptcy Court, until consummation of a plan of reorganization.

Pursuant to the Bankruptcy Code, the automatic stay has effect worldwide. However, the ability to enforce the automatic stay imposed by the Bankruptcy Code in foreign jurisdictions is inherently uncertain. For example, foreign courts may not recognize the automatic stay if foreign creditors seek to take action against assets located in a foreign jurisdiction. As a result, during the Chapter 11 Cases, the Debtors on a number of occasions sought authority from the Bankruptcy Court to implement various transactions and other requested relief, designed to protect the Debtors' assets located outside of the United States. In addition, as discussed below, at the outset of the Chapter 11 Cases, the Debtors obtained approval to retain the Foreign Representatives, to act as representatives of the Debtors' estates, to seek formal recognition in relevant foreign proceedings and to act as the emissary of the Bankruptcy Court in foreign jurisdictions. See Section VII.B.2.

B. Summary of Certain Relief Obtained at the Outset of the Chapter 11 Cases

1. First Day Orders

On the first day of these cases, the Debtors filed several motions seeking the relief provided by certain so-called first day orders. First day orders are intended to facilitate the transition between a debtor's prepetition and postpetition business operations by approving certain regular business conduct that may not be authorized specifically under the Bankruptcy Code or as to which the Bankruptcy Code requires prior approval by the Bankruptcy Court.

The first day orders in the Chapter 11 Cases authorized, among other things:

- the retention of the following professionals to serve on behalf of the Debtors: Skadden, Arps, Slate, Meagher & Flom (Illinois) and its affiliated law practices, including Skadden, Arps, Slate, Meagher & Flom LLP, as counsel to the Debtors; Bingham Dana LLP, as special international co-counsel to the Debtors; Arthur Andersen LLP, as restructuring advisors; Robert L. Berger and Associates, as Information and Reconciliation Agent; and Bankruptcy Services, LLC as Notice and Claims Agent (the "Claims Agent");

- the continued retention of professionals regularly employed by the Debtors in the ordinary course of their business;

- the maintenance of the Debtors' bank accounts and operation of their cash management systems substantially as such systems existed prior to the Petition Date;

- the payment of employees' accrued prepetition wages and employee benefit claims;

- the payment of contractors in satisfaction of liens;

- the payment of prepetition shipping charges, import obligations and related possessory liens;

- the payment of certain prepetition obligations to customers and the continuation of customer programs and practices;

- the continuation of utility services during the pendency of the Chapter 11 Cases;

- the payment of certain prepetition tax claims;

- the provision of financial accommodations on an interim basis in accordance with the Original DIP Credit Facility (defined below) that provided the Debtors with the ability to fund ongoing operations during the initial stages of the Chapter 11 Cases; and

- the joint administration of each of the Debtors' bankruptcy cases.

2. Foreign Representatives

On the first day of these cases, in light of the international structure of the Debtors' operations and parallel insolvency proceedings in foreign jurisdictions for certain Debtors, the Debtors applied to the Bankruptcy Court for the appointment of foreign representatives (the "Foreign Representatives") whose duties would include serving as the official representatives of the Debtors' estates in foreign insolvency proceedings and as the emissaries of the Bankruptcy Court in seeking cooperation and harmonization from foreign jurisdictions. On September 13, 1999, the Bankruptcy Court granted the Debtors' application, appointing Evan D. Flaschen, Esq. and Richard A. Gitlin, Esq. as the Foreign Representatives of the Debtors' estates.

As Foreign Representatives, Messrs. Flaschen and Gitlin were instructed to perform a variety of duties, including to act as the representatives of the Debtors' Estates, to seek formal recognition in relevant foreign proceedings, to act in the name of the Debtors in relevant foreign proceedings and to speak and sign pleadings and documents on behalf of the Debtors, to serve

as the Court's emissaries to foreign courts, and to seek and promote the coordination of the Chapter 11 Cases with relevant foreign proceedings.

Under the Plan, the Foreign Representatives are to continue beyond the Effective Date. The Foreign Representatives will continue to be represented by Bingham Dana LLP and will continue to serve as the Court's officially appointed representative of the Reorganized Debtors and the Debtors' estates in foreign countries. The Foreign Representatives will seek to coordinate and harmonize the Debtors' or Reorganized Debtors' actions in the Chapter 11 Cases and under the Plan with the Foreign Liquidation Proceedings or other foreign proceedings with respect to any of the Debtors or other affiliates of Reorganized Singer. In connection therewith, the Foreign Representatives will, among other things, work with the Reorganized Debtors and the Singer Creditor Trust to establish International Protocols or agreements with courts or tribunals in foreign jurisdictions as may be necessary and appropriate to carry out the terms and provisions of the Plan and in accordance with the provisions of the Foreign Representatives Order. To assist with the establishment of such International Protocols and agreements, the Foreign Representatives may consult with and utilize, as the Foreign Representatives deem appropriate, the Model Law on Cross-Border Insolvency originally published in 1997 by the United Nations Commission on International Trade Law ("UNCITRAL") and such other model laws, statutes, conventions, court-approved protocols and other cross-border cooperation guidelines as may be of assistance under the circumstances.

3. Appointment of Creditors' Committee

On September 24, 1999, the United States Trustee for the Southern District of New York appointed, pursuant to section 1102(a) of the Bankruptcy Code, the following entities to the Creditors' Committee: Al-Tawfeek Company for Investment Funds, American Express Financial Advisers, Chase Manhattan Bank, Glastic Corporation, JUKI Corporation, and Reliastar Investment Research, Inc. ("Reliastar"). On October 6, 1999, Bankers Trust Luxembourg S.A. and Qatar Islamic Bank were added as members of the Creditors' Committee, and, on October 13, 1999, Norwest Bank Minnesota, National Association, as Indenture Trustee, was added to the Creditors' Committee. On January 31, 2000, Reliastar resigned from the Creditors' Committee. On February 4, 2000, American Express Financial Advisors resigned from the Creditors' Committee and Pumpkin International Limited was added as a member of the Creditors' Committee. On February 7, 2000, Nicholas Walsh was added as a member of the Creditors' Committee. Chase Manhattan Bank and Norwest Bank Minnesota serve as co-chairs of the Creditors' Committee.

The Creditors' Committee retained the law firm of Otterbourg, Steindler, Houston & Rosen PC. Additionally, the Creditors' Committee retained KPMG LLP as its financial advisors. Also, during the Chapter 11 Cases, the Debtors and the Creditors' Committee retained, on a joint basis, The Blackstone Group L.P. as financial advisors and investment bankers.

C. Parallel Foreign Insolvency Proceedings for Certain Debtors

Shortly after the commencement of the Debtors' Chapter 11 Cases, certain Debtors commenced local insolvency proceedings in the jurisdictions in which they are incorporated. Except for the Singer Brazil Concordata, which is a proceeding in Brazil similar to a Chapter 11 reorganization, each of these local insolvency proceedings was commenced to liquidate the respective Debtor in an orderly fashion. Each such proceeding is summarized briefly below.

1. Singer Brazil Concordata

On September 13, 1999, Singer Brazil requested the opening of the Singer Brazil Concordata. A Brazilian concordata proceeding is the closest Brazilian equivalent to a United States proceeding under Chapter 11 of the Bankruptcy Code, subject to certain significant differences discussed below. On November 30, 1999, the Brazilian Court formally approved the opening of the Singer Brazil Concordata.

Singer Brazil filed the Singer Brazil Concordata to facilitate its reorganization consistent with the Debtors' Chapter 11 restructuring. Since the commencement of Singer Brazil's Chapter 11 Case and the Singer Brazil Concordata, Singer Brazil has continued to operate its business both as a Chapter 11 debtor in possession, as well as a Brazilian debtor subject to the Singer Brazil Concordata. Under the Singer Brazil Concordata, the management of Singer Brazil is permitted to continue operating its business under the supervision of a "commissioner" appointed by the Brazilian Court, in Singer Brazil's case, Joao Batista Vernalha, a local Brazilian attorney.

One of the most significant differences of a concordata proceeding in Brazil compared to a United States Chapter 11 proceeding is that secured creditors and certain creditors afforded priority by Brazilian law are not automatically stayed from enforcing their rights and remedies against a Brazilian debtor or its property by the commencement of concordata proceedings. Thus, although concordata proceedings afford a debtor an automatic stay as to unsecured creditors, under Brazilian law, secured and priority creditors are entitled to be paid currently and are completely unaffected by pending concordata proceedings. In addition, in a concordata proceeding, unsecured creditors ultimately are paid in full, receiving a 40% payout in the first year and a 60% payout in the second year.

Since September 13, 1999, Singer Brazil has continued normal manufacturing operations under the control of management, and under the supervision of the Brazilian Court appointed Commissioner. In addition, pursuant to an Order of the Bankruptcy Court, certain secured and priority creditors in Brazil have continued to receive adequate protection payments. Under the Brazilian Concordata, in order to avoid a conversion of the proceedings in Brazil into a liquidation, Singer Brazil is obligated to pay all unsecured creditors scheduled in the Singer Brazil Concordata 40% of their claim on or before September 13, 2000.

The Brazil Noteholder Claims have been excluded from the Singer Brazil Concordata based upon the advice of Brazilian counsel. The Debtors were advised by Brazilian counsel that there are legitimate bases to exclude the Brazil Noteholder Claims from the Singer Brazil Concordata under Brazilian law. Singer Brazil also believes that, were the Brazil Noteholder Claims to be included in the Singer Brazil Concordata, Singer Brazil would be unable to satisfy the requirements for payment of claims in the Singer Brazil Concordata under Brazilian law and thus, based upon advice from Brazilian counsel, Singer Brazil would be required to liquidate.

If Singer Brazil is unable or unwilling to pay 40% of the claims in the Singer Brazil Concordata by September 13, 2000, or if Singer Brazil informs the Brazilian Court at any time prior to September 13, 2001, that it no longer wishes to continue the proceedings under the Singer Brazil Concordata or cannot pay the remaining 60% of unsecured claims by September 13, 2001, the Singer Brazil Concordata immediately will be converted to a liquidation of Singer Brazil under Brazilian law. Singer Brazil is advised by local Brazilian counsel that such conversion is automatic and not subject to creditor opposition. Upon the conversion to a liquidation, a liquidator will be appointed in Brazil who will liquidate and sell all of Singer Brazil's assets. Singer Brazil is advised by local Brazilian counsel that the liquidation may take several years to be finalized and before any distribution can be made to Singer Brazil's creditors. Because the vast majority of Singer Brazil's assets are subject to mortgages and liens in favor of various secured and priority creditors, Singer Brazil believes that it is likely that unsecured creditors, including holders of Brazil Noteholder Claims, will receive de minimis, if any, recoveries in a liquidation of Singer Brazil. As discussed in <u>Sections VII.H.2</u> and <u>VIII.B.3</u>, if holders of Brazil Noteholder Claims aggregating 80% of total Brazil Noteholder Claims do not accept the proposal to restructure the Brazil Prepetition Notes embodied in Section 5.5(a) of the Plan (which is endorsed by the legal and financial representatives of the majority of such holders), the Plan provides for Singer Brazil to become a Foreign Jurisdiction Liquidating Debtor and ultimately be liquidated. The Debtors believe that in the event that Singer Brazil is forced to liquidate, the value of Singer Brazil's assets will be maximized for the benefit of stakeholders only if there is a smooth transition over a one-year period for Singer Brazil from its current status as an operating factory employing over 1,000 persons, to a liquidation. The ability of Singer Brazil to control this transition to liquidation is, however, subject to local Brazilian law.

2. *Singer Australia*

On January 12, 2000, the directors of Singer Australia resolved to commence an Australian corporate voluntary administration (the "CVA"), which was commenced on the same day. Mr. Peter Walker, a partner in the accounting firm of Ferrier Hodgson in Australia was appointed as administrator. Subsequently, Singer appointed a new distributor, Blessington Pty. Limited, and on April 7, 2000, Mr. Walker sold substantially all of the assets of Singer Australia to Blessington Pty. Limited for a sale price that, together with other recoveries, the administrator estimates will provide a net recovery of approximately 35% of the allowed amount of any claim to unsecured creditors of Singer Australia (including Singer and certain of its Affiliates on account of Intercompany Claims filed against Singer Australia by such entities in the CVA).

3. *Singer Austria*

On or about November 8, 2000, the Austrian directors of Singer Austria resolved to place Singer Austria into voluntary liquidation proceedings in Austria. At or about the same time, Singer entered into a distribution agreement with Helmut Haemmerle GmbH and Co. KG as the new distributor for Singer in Austria. Thereafter, on December 23, 1999, the local Austrian

court approved the application of the officially appointed Austrian liquidator to close the business and begin liquidation of the assets. Singer and certain Affiliates have filed proofs of claim in the estate of Singer Austria on account of Intercompany Claims. Singer has been advised by Austrian counsel that, under Austrian law, certain intercompany claims between a parent and a subsidiary typically are treated as equity and are subordinated to the claims of general unsecured creditors. Singer has filed an appeal of the liquidator's determination with respect to Singer's claims, disputing the liquidator's characterization of its claims. Accordingly, the Projections assume that neither Singer nor its Affiliates will receive any recovery on account of these claims.

4. *Singer Wurselen, Singer SSMC Germany and Pfaff*

On approximately September 21, 1999, the German directors of Singer Wurselen and Singer SSMC Germany (the parent of Singer Wurselen) resolved to commence insolvency proceedings for both companies in Germany (the "German Cases"). Subsequently, on October 25, 1999, the German Court, after consideration of the petitions to commence such proceedings, formally opened the German Cases effective November 1, 1999. The German Court set a bar date in the German Cases for the filing of all claims and interests of December 30, 1999.

Dr. Jörg Zumbaum, a German attorney, was appointed as trustee in the German Cases. Representatives of Singer and Dr. Zumbaum have met in New York in an effort to harmonize the parallel cases and coordinate administration of the cases to maximize value for creditors. Subsequently, on November 2, 1999, Dr. Zumbaum sold and transferred Singer Wurselen's operations to Groz-Beckert Albstadt (Germany). The proceeds of this sale will be available for distribution to creditors of Singer Wurselen; as of the date of this Disclosure Statement, it is believed, based on an estimate of the administrator of the German Cases, that such distributions will be in the approximate amount of 55% of the allowed amount of the claim in the Singer Wurselen proceeding and 20% in the Singer SSMC Germany proceeding.

Singer and certain Affiliates have filed proofs of claim in the German Cases on account of Intercompany Claims. However, the administrators of the German Cases have contested these claims on a preliminary basis. Thus, as of the date of this Disclosure Statement, the claims have not been allowed as claims eligible to receive any distribution pursuant to the German Cases. Singer is exploring the options available to it under applicable law to have all or certain of its claims allowed in the German Cases. The outcome of these options is unknown at this time. Accordingly, the Projections assume that Singer will receive no recovery on account of these claims. The German Cases are still pending.

As noted above, on September 6, 1999, Pfaff commenced reorganization proceedings in Germany. Pfaff is not a Debtor, nor is Singer or any other Debtor or the management of Singer involved in the proceedings for Pfaff in Germany. To the contrary, certain of the Debtors have asserted claims against Pfaff in its proceedings in Germany. Because the Pfaff proceedings are not generally open to the public, the Debtors have been unable to obtain any material information regarding Pfaff's German insolvency proceeding. As contemplated by the Plan, it may become necessary for the Debtor to seek to establish and implement an International Protocol with respect to Pfaff's proceeding in Germany in order to appropriately address certain issues in the Debtors' Chapter 11 Cases. Accordingly, among other things, the Plan provides for the continued retention of the Foreign Representatives after the Effective Date. See Section VIII.C.5.

D. Debtor in Possession Financing

1. *Postpetition Financing*

a. *The Original DIP Credit Facility*

Following the Petition Date, the Debtors entered into a postpetition financing arrangement (the "Original DIP Credit Facility") with Nova Scotia. On September 23, 1999, the Bankruptcy Court entered an interim Order approving the terms of and authorizing the Debtors to enter into that certain Note, dated as of September 23, 1999, and on October 21, 1999, the Bankruptcy Court entered a final Order approving the Original DIP Credit Facility on a final basis (the "Original DIP Loan Order"). Under the Original DIP Loan Order, the Bankruptcy Court authorized the Debtors to obtain secured postpetition financing from Nova Scotia in an aggregate principal amount not to exceed $10 million. The Bankruptcy Court further granted superpriority administrative status to Nova Scotia for all of the Debtors' obligations under the Original DIP Credit Facility. The Debtors used the funds provided by the Original DIP Credit Facility for general working capital purposes.

To secure the repayment of the borrowings and all other obligations arising under the Original DIP Credit Facility, pursuant to sections 364(c) and 364(d) of the Bankruptcy Code, the Debtors granted to Nova Scotia a first priority lien on all of the Intellectual Property and the shares of capital stock of certain non-Debtor operating entities, and all proceeds, products, rents and profits thereof. The liens granted to Nova Scotia were subject to (i) a "Carve Out" for professional fees incurred in the Chapter 11 Cases, (ii) the statutory fees of the United States Trustee as provided in 28 U.S.C. § 1930(a) and fees to the clerk of the Bankruptcy Court, and (iii) existing liens granted on certain of such assets to Nova Scotia to secure the obligations under the Singer N.V. Credit Facility. See Section IV.A.1.

b. The DIP Facility

The Debtors entered into the Original DIP Credit Facility to fund the initial working capital requirements of, primarily, Singer, at the outset of the Chapter 11 Cases. Remaining Debtors were able to fund their operations from cash flow. The Debtors anticipated, however, at the time they entered into the Original DIP Credit Facility, that the financing provided by the Original DIP Credit Facility would be inadequate to fund their working capital requirements for the duration of the Chapter 11 Cases. As of the end of January 2000, the Debtors had fully drawn all funds available under the Original DIP Credit Facility.

Accordingly, at the outset of the Chapter 11 Cases, the Debtors, with the assistance of their financial advisors, began pursuing alternate sources of postpetition financing. As part of these efforts, over twenty potential lenders were contacted. The Debtors received proposals for alternative postpetition financing from two parties – Nova Scotia and Foothill Capital Corporation.

The Debtors continued negotiations with Nova Scotia to provide additional postpetition financing, resulting in Nova Scotia's agreement to provide a new postpetition secured credit facility in the principal amount of $100 million (the "DIP Facility"). The DIP Facility included a roll-up of Nova Scotia's prepetition debt and the Original DIP Credit Facility into a single postpetition facility. The DIP Facility also provides a commitment by Nova Scotia to provide the Exit Financing Facility, as discussed below. On May 10, 2000, the Bankruptcy Court approved the DIP Facility on a final basis.

Under the terms of the DIP Facility, obligations thereunder are secured by first priority liens on all of the assets of Singer and certain Debtor non-operating subsidiaries, which consist primarily of shares of capital stock of certain non-Debtor operating entities, the Intellectual Property, and other assets of certain Debtors consisting primarily of general intangibles including causes of action under the Bankruptcy Code. The liens under the DIP Facility are subject only to (i) a "Carve Out" for professional fees incurred in the Chapter 11 Cases, (ii) the statutory fees of the United States Trustee as provided in 28 U.S.C. § 1930(a) and (iii) fees to the Clerk of the Bankruptcy Court.

In connection with the DIP Facility, the Bankruptcy Court also authorized the Debtors to utilize approximately $7 million of a total of approximately $12 million in remaining cash collateral held by Nova Scotia to repay certain loans of various foreign subsidiaries of Singer, made to such entities by Nova Scotia (the "Foreign Subsidiary Loans"). The Foreign Subsidiary Loans were guaranteed by Singer, and these guarantees were secured by the Cash Collateral. The Bankruptcy Court also authorized Singer and Nova Scotia to structure the use of the Cash Collateral to repay the Foreign Subsidiary Loans in a manner determined by Singer (with the consent of Nova Scotia) to be beneficial to Singer and its creditors. In this regard, Singer will take an assignment of Nova Scotia's rights with respect to the Foreign Subsidiary Loan to Singer Canada, the result of which will be that Singer will have a lien on substantially all of Singer Canada's assets and will be entitled to receive the first proceeds of Singer Canada's Foreign Liquidation Proceeding until Singer receives approximately $3.1 million. The remaining approximately $5 million of Cash Collateral was used to repay outstanding borrowings under the DIP Facility and reduce the commitment thereunder by the same amount.

c. Exit Financing Facility

A critical component of the DIP Facility is Nova Scotia's commitment to provide the Exit Financing Facility. Pursuant to the Exit Financing Facility, on the earlier to occur of the Effective Date or December 31, 2000, $55 million of the obligations under the DIP Facility will convert to a term loan maturing on December 31, 2003. At such time, the Debtors will be required to repay any amounts outstanding under the DIP Facility in excess of $55 million. *Accordingly, and as discussed in Section XII.H, it is a condition to the Effective Date that the Debtors raise sufficient funds (which are anticipated to be raised primarily through the sale of selected non-core assets) to reduce outstanding obligations under the DIP Facility to $55 million.*

The obligations under the Exit Financing Facility will bear interest at Nova Scotia's base rate in Canada (for United States Dollars loans) plus 3.0%. The interest rate will be reduced by 50 basis points when the loan balance is reduced to $35 million and an additional 50 basis points when the loan balance is further reduced to $25 million.

The Exit Financing Facility also requires a mandatory prepayment of $10 million on December 31, 2001, with no other principal amortization until maturity on December 31, 2003. The obligations under the Exit Financing Facility will be secured by a continuing lien on the shares of capital stock of certain non-Debtor operating subsidiaries and the Debtors' Intellectual Property. The Exit Financing Facility obligations will not be secured by general intangibles such as claims and causes of action against third parties. There are certain provisions of the Exit Financing Facility documents that require further agreement between the Debtors and Nova Scotia, which must be negotiated and agreed upon in good faith.

2. Authorization to Use Cash Collateral

Cash collateral is defined in section 363 of the Bankruptcy Code and includes, but is not limited to, "cash, negotiable instruments, documents of title, securities, deposit accounts, . . . other cash equivalents . . . and . . . proceeds, products, offspring, rents or profits of property subject to a security interest . . . ." 11 U.S.C. § 363(a). Under the Bankruptcy Code, the Debtors are prohibited from using, selling, or leasing cash collateral unless either the appropriate creditor(s) consent or the Bankruptcy Court, after notice and a hearing, authorizes such action. During the Chapter 11 Cases, Singer and Singer U.S. and their respective principal secured creditors entered into stipulations authorizing the use of cash collateral, subject to various limitations and restrictions. During the Chapter 11 Cases, Singer obtained authority to utilize certain of the Cash Collateral of Nova Scotia under the Singer N.V. Credit Facility (prior to its payment in full from the proceeds of the DIP Facility), and Singer U.S. obtained authority to utilize the cash collateral of the U.S. Lenders under the Singer U.S. Credit Facility. See Section VII.D.1.(b) for a discussion of the use of certain Cash Collateral securing the Debtors' obligations to Nova Scotia. As part of the Singer U.S. cash collateral stipulation, Singer U.S. has paid postpetition interest to the U.S. Lenders on a provisional basis, subject to final treatment of U.S. Lenders' Claims under the Plan. Singer U.S.'s cash collateral stipulation has been extended until the earlier of the Effective Date, October 15, 2000, or the withdrawal of the Plan.

3. Singer Brazil Adequate Protection Arrangements and Settlements

On December 21, 1999, the Bankruptcy Court authorized the Debtors to enter into adequate protection arrangements and settlements with certain Brazil secured and priority creditors, including the compromise and payment of certain prepetition claims. These arrangements and settlements were beneficial to the Estates because they helped to forestall Brazilian secured and priority creditors from exercising their rights under Brazilian law to foreclose on their collateral to satisfy their outstanding obligations, better aligning the permitted and required payments under the Singer Brazil Concordata with the permitted payments under the Chapter 11 Cases.

E. Other Material Relief Obtained During the Chapter 11 Cases

In addition to the relief obtained at the outset of these Chapter 11 Cases, during the pendency of the Chapter 11 Cases, the Debtors sought and obtained authority with respect to a multitude of matters designed to assist in the administration of the Chapter 11 Cases, to maximize the value of the Debtors' estates and to provide the foundation for the Debtors' emergence from Chapter 11. Set forth below is a brief summary of certain of the principal motions filed and actions taken by the Debtors during the Chapter 11 Cases.

1. Postpetition Restructuring Transactions

a. Creation of Singer USA LLC

Singer is a corporation organized under the laws of the Netherlands Antilles. As the ultimate corporate parent of the Singer enterprise, Singer held directly the stock of certain debtor and non-debtor subsidiaries. During the Chapter 11 Cases, the Debtors sought approval to establish a new, wholly-owned direct subsidiary of Singer, organized under the laws of the United States, to which Singer would transfer all of the interests of stock in Subsidiaries that it owned, except for certain inactive Subsidiaries.

Accordingly, on December 22, 1999, the Bankruptcy Court authorized the Debtors to create Singer USA LLC, a limited liability company wholly owned by Singer and organized under the laws of Delaware. Singer USA LLC is a special purpose entity that is, by its corporate charter, incapable of conducting operations. Singer USA LLC commenced a Chapter 11 Case and became a Debtor under Case No. 00-10423 (BRL) on February 4, 2000. Pursuant to the Bankruptcy Court's December 22, 1999 Order, all Claims against Singer also constitute non-duplicative Claims against Singer USA LLC. As a result, under Section 5.16(e) of the Plan, all Claims against either Singer or Singer USA LLC that become Allowed Claims will be deemed to be Allowed Claims against Singer USA LLC, and all provisions under the Plan providing for the classification and treatment of and distributions on account of Claims against Singer will be deemed to be provisions for the classification and treatment of and distributions on account of Claims against Singer USA LLC. Based upon the treatment provided in the Plan for Allowed Claims against Singer USA LLC, on the Effective Date, all such Claims against Singer will be deemed to be Disallowed Claims.

The creation of Singer USA LLC and the transfer of the stock previously held by Singer to Singer USA LLC has aided the Debtors' reorganization efforts in a number of ways. For example, the creation of an entity under the laws of the United States created the flexibility necessary to allow the Debtors to implement their desired corporate structure after the completion of the Chapter 11 Cases. As discussed in Section VIII.C.1, certain of the Combining Transactions will be accomplished by Singer USA LLC forming or purchasing the new, wholly-owned direct subsidiary into which all of Singer USA LLC's assets and non-discharged liabilities will be transferred, thus creating Reorganized Singer.

b. Transfer of Operating Assets of the Singer Company B.V. to Singer Nederland B.V.

On the Petition Date, The Singer Company B.V., a Debtor in these Chapter 11 Cases, owned stock in certain of the Debtors as well as other non-debtor subsidiaries. The Singer Company B.V. largely functions only as a holding company, although the Singer sewing machine distribution operations in Holland were also conducted through it.

During the Chapter 11 Cases, in order to position the Debtors' operations in Holland to be restructured pursuant to the Company's Business Plan, while also maintaining a holding company incorporated in the Netherlands to own subsidiary stock and certain limited assets, the Debtors sought and received authorization from the Bankruptcy Court to create Singer Nederland B.V. as a wholly owned, non-Debtor subsidiary of The Singer Company B.V. and to transfer the operating assets of, but not the capital stock of other entities owned by, The Singer Company B.V. into Singer Nederland B.V.

c. Transition of Certain Trading Operations of Singer From Singer Export Limited to a New Non-Debtor Subsidiary

Singer Export Limited, a British Virgin Islands corporation and a Debtor ("Singer Export"), is owned 80% by the Singer Sewing Machine Company Ltd. (Bermuda), a non-debtor, which in turn is a wholly owned subsidiary of Singer. Amedo Sewing Machines (Jordan) Limited, a Debtor and a direct subsidiary of SSMC Inc. VI N.V., a non-Debtor, which in turn is a wholly owned subsidiary of Singer, owns the remaining 20% of Singer Export.

Singer Export historically served as a trading company for the Singer enterprise, providing sourcing and financing services through the procurement and distribution of sewing machines and ironing presses on credit terms. Generally, Singer Export sourced these products from Singer operations in China and Taiwan and from certain third parties, such as JUKI Corporation. Approximately 48% of the products sourced by Singer Export were obtained from non-Singer entities. After sourcing the sewing machines and ironing presses, Singer Export distributed those products on credit terms at a mark-up to both Singer and non-Singer companies.

As part of the Debtors' overall operational restructuring during the Chapter 11 Cases, Singer's management determined that it would be in the best interests of these Estates to establish a new company, Singer Sourcing Limited ("Singer Sourcing"), a British Virgin Islands corporation, to oversee the increasingly important O.E.M. sourcing operations, as well as new model development, quality control, model changes and other related product matters. In addition, Singer Sourcing is performing sourcing and financing functions previously provided by Singer Export. Singer Sourcing ultimately will become the single purchaser from third parties of sewing machines and ironing presses for the Singer enterprise, will coordinate the order and production flow between the remaining Singer factories and sales locations, and will also become an important purchaser of other products, expanding the role historically occupied by Singer Export.

Thus, by Order entered on January 18, 2000, the Debtors received Court approval to transition the sourcing and financing services previously provided by Singer Export to Singer Sourcing. Administrative functions for Singer Sourcing will

be performed out of a new Singapore regional office. No assets of Singer Export were transferred to Singer Sourcing Limited. Singer Export is a Foreign Jurisdiction Liquidating Debtor that will be liquidated in a proceeding to be commenced in the Bahamas.

d. Liquidation of Singer Nikko

Singer Nikko Corporation ("Singer Nikko") is a 50/50 joint venture between Singer and Japan Steelworks. Singer Nikko is not a Debtor in these Chapter 11 Cases. Historically, Singer Nikko manufactured industrial and artisan sewing products and assembled one model of consumer sewing machines. Singer Nikko was also responsible for Singer's industrial sewing products marketing in Japan and Asia and remains responsible for wholesale consumer sewing products marketing in Japan. With respect to wholesale consumer sewing products marketing, Singer Nikko is the leading participant in the market.

In August 1999, Singer signed a memorandum of understanding with Japan Steelworks which stated that: (a) the manufacturing segment of Singer Nikko was to be discontinued and the Japanese factory closed; (b) Singer Nikko was to be liquidated, with the proceeds of the sale of land and other assets to be used, to the extent required, to repay bank debt and satisfy severance obligations and other liabilities; and (c) Singer was to become the 100% owner of the consumer products segment of Singer Nikko and the 100% owner of the industrial products segment of Singer Nikko, following the restructuring of the industrial products segment. It has since been decided to also liquidate the industrial products segment of Singer Nikko.

Singer also recently has decided that instead of becoming a 100% owner of the consumer products segment of Singer Nikko, it will appoint an exclusive licensee who will source and distribute Singer branded sewing machines and accessories in Japan, paying Singer a royalty. An agreement in principle has been reached with a third party.

Pursuant to the liquidation of Singer Nikko, which is ongoing, Singer estimates that it will receive approximately $6 million in proceeds, following the repayment of bank debt and the satisfaction of the severance obligations and other liabilities.

As set forth in <u>Section VII.F.3</u>, Akai filed numerous proofs of claim against Singer and certain other Debtors. Among such claims are Claims asserted against Zenaida Investment Company N.V. ("Zenaida") and Singer II B.V., in unliquidated amounts, based upon the 1991 Transfer Agreement described in <u>Section III.B</u>. Neither Zenaida or Singer II B.V. are signatories to such Transfer Agreement, and the Debtors do not believe that these Claims by Akai are valid. However, if Akai were to be successful in having its Claims against Zenaida or Singer II B.V. allowed, Singer may not be able to obtain the proceeds it anticipates receiving from the liquidation of Singer Nikko.

2. Significant Asset Sales

a. Sale of Real Property in North Carolina

In November 1999, the Debtors were authorized to sell two properties owned by Singer Furniture. The first was a certain parcel of improved real estate, consisting of approximately 40 acres located at 2424 Norwood Street, Caldwell County, North Carolina (the "Joyceton Property"). The second was a certain parcel of improved real estate, consisting of approximately 38 acres located in Caldwell County, North Carolina (the "Miller Hill Property" together with the Joyceton Property, the "Properties").

The purchase price for the Joyceton Property was $2,700,000 and the purchase price for the Miller Hill Property was $1,000,000. As of the date hereof, neither of such sales have closed, and the closings remain subject to certain conditions. Under the Plan, Singer Furniture is to be liquidated and the cash generated therefrom is to be distributed to the creditors of Singer Furniture after the payment of all costs and expenses of liquidation. Those liquidation proceeds will consist largely of the proceeds from the sale of the Properties, when such closings occur.

b. Sale of Dutch Store Owned by The Singer Company B.V.

In December 1999, the Debtors were authorized to sell a retail store (the "B.V. Store") owned by The Singer Company B.V. in the town of Den Bosch, located in the southern part of Holland. The purchase price for the B.V. Store was dfl 800,000 (approximately $366,000). The proceeds of the sale of the B.V. Store were used to satisfy a mortgage on the B.V. Store in the

amount of dfl 426,875 (approximately $195,000) and employee severance costs in the amount of dfl 70,000 (approximately $32,000). The Debtors retained the remaining proceeds of the sale of the B.V. Store.

c. Other Sales Contemplated to be Completed Prior to the Effective Date

As set forth above under Section VII.D.1.(c), certain of the Debtors' non-core assets are anticipated to be sold prior to the Effective Date, to enable the Debtors to repay the obligations under the DIP Facility and emerge from Chapter 11. The Debtors and Blackstone have been and currently continue to be actively marketing for sale certain non-core assets, including the sale of certain non-Debtor subsidiaries as a going concern. As set forth in Section XII.H, it is a condition to the Effective Date that the Debtors generate sufficient funds to reduce their obligations under the DIP Facility to $55 million and to pay other amounts required to be paid on the Effective Date. Such funds are contemplated to be raised from asset sales.

3. Employee Retention Program

On October 21, 1999, the Bankruptcy Court approved a program designed to retain key executives and employees. The retention program is comprised of the following three components: (a) a retention bonus providing an annual bonus to certain senior management ranging from 20-150% of base salary depending upon position within Singer; (b) the continuation of the Debtors' prepetition annual incentive program providing an incentive bonus of 50% of base salary if certain financial targets are achieved; and (c) an enhanced severance program for certain United States employees.

4. Authorization to Amend Supplemental Executive Benefit Plan

On February 24, 2000, the Bankruptcy Court authorized the Debtors to: (a) cease the accrual and payment of certain pension benefits under the Debtors' Sewing Salaried Executive Benefit Plan (the "SERP") (b) recover approximately $534,000 from a "Rabbi Trust" established under the SERP; (c) direct the trustee of the trust established under the SERP to allocate the funds to its vested participants on a pro rata basis; and (d) cease making any benefit payments under a certain overseas pension plan that is sponsored by an affiliate of Akai. This relief allowed the Debtors to avoid the payment of unnecessary administrative expenses, as well as to recover the funds in the Rabbi Trust for general corporate purposes.

5. Termination of Retiree Benefits Motion

Singer U.S. and Singer maintain plans to provide certain medical, dental and life insurance benefits to certain retired employees (the "U.S. Plan" and the "Foreign Plan", respectively). The U.S. Plan became effective July 18, 1986, and provides benefits to both active and certain retired employees (and their eligible dependants) who reside within the United States or Bermuda. There are currently approximately 275 retirees (and their eligible dependents) who are participating under the U.S. Plan (the "U.S. Retirees"). The Foreign Plan was established effective October 1, 1993, and provides certain medical, dental and life insurance benefits to both active and certain retired employees (and their eligible dependants) who reside outside the United States or Bermuda. There are currently seven retired employees participating in the Foreign Plan (the "Foreign Retirees"). The U.S. and Foreign Plans each contain provisions authorizing their amendment, modification or termination by the applicable Debtor at any time.

The U.S. Plan is partially self-funded and partially insured. Claims of U.S. retirees are paid out of the general revenues of Singer U.S. up to a maximum of $75,000 per individual. Any claims exceeding the $75,000 threshold are covered by "stop-loss insurance" purchased by Singer U.S. from the Connecticut General Life Insurance Company (the "CIGNA Policy"). Singer U.S. pays the full cost of the insurance premiums in connection with retiree coverage under the CIGNA Policy. The Foreign Plan is fully insured through a "group plan" insurance policy purchased from Aetna Life & Casualty (Bermuda) Ltd. (the "Aetna Policy"). Singer pays the full costs of the insurance premiums in connection with the retiree coverage under the Aetna Policy.

By motion dated February 11, 2000, (the "Retiree Motion"), Singer U.S. and Singer proposed to amend the U.S. Plan and Foreign Plan to terminate future benefits thereunder for U.S. Retirees and Foreign Retirees. As with any decision to take actions affecting present or former employees, the decision to seek to terminate retiree benefits was a difficult one. The Debtors believed, however, that their fiduciary mandate to maximize the value of their Estates for the benefit of creditors to whom they have contractual and monetary obligations compelled them to seek to terminate the retiree benefits. The Debtors estimated that Singer and Singer U.S. would save, respectively, $36,000 and $775,000 in premium and expense costs annually.

A number of objections were filed to the Retiree Motion by affected retirees under the U.S. Plan. While the Debtors believe that the legal and factual bases asserted in the Motion supported the relief requested thereby, the objections filed by the retirees could have required potentially significant litigation (including potential appeals). Thus, to avoid the costs of such potential litigation, the Debtors negotiated a consensual settlement with the objecting retirees that would be fair and beneficial to all parties, which was approved by the Bankruptcy Court on May 10, 2000. In sum, the settlement provided for Singer U.S. and Singer, respectively, to terminate retiree benefits under the U.S. Plan and the Foreign Plan as of July 1, 2000, but for retirees under the U.S. Plan to be able to elect to participate in the continuation of coverage for medical, dental and life insurance benefits under COBRA or a COBRA-like mechanism, and for Singer U.S. to pay a declining percentage of premium costs for such coverage over a five year period. At the end of that period, all costs will be paid by participating retirees.

6. *Amendment and Assumption of JUKI Contract*

JUKI Corporation ("JUKI") is both a significant creditor of Singer Export and one of the largest third-party suppliers of sewing machines to the Company on a worldwide basis. Singer and JUKI are parties to a prepetition supply contract pursuant to which JUKI sells certain sewing machines to the Company. The Company has determined that the continuation of its relationship with JUKI in the future is in the best interests of the Estates and beneficial to the Company's reorganization efforts and future operations. Accordingly, the Debtors and JUKI have reached an agreement in principle regarding JUKI's continuing supply to the Debtors of existing and certain new products.

Pursuant to the agreement of the parties, Singer will seek to assume under section 365 of the Bankruptcy Code its prepetition supply contract with JUKI, as modified to incorporate certain revised terms negotiated among the parties. Typically, assumption of a contract under section 365 of the Bankruptcy Code requires a debtor in possession to cure all prior defaults, including payment in full in cash of all prepetition claims outstanding under the contract. As part of the agreement reached on terms of the JUKI contract, however, Singer and JUKI reached an agreement regarding the treatment of JUKI's prepetition Claims arising out of the JUKI contract, which Claims JUKI asserted against each of Singer Canada, Singer Austria, Singer Export, Singer U.S. and Singer. Singer believes that the terms and conditions of the agreement with JUKI are highly beneficial to the Estates. Under this agreement, JUKI's prepetition Claims against Singer Austria (approximately $1,791), Singer Canada (approximately $9,965), Singer Export (approximately $1.1 million), Singer South Africa (approximately $5,369) and Singer U.S. (approximately $1.6 million) will be assigned to Singer or an entity designated by Singer, and under the amended and assumed JUKI contract, Reorganized Singer will make three equal annual payments to JUKI, the first of which will be on the first anniversary of the date of assumption of the contract, totaling $1.1 million without interest. Also, JUKI will be granted an Allowed General Unsecured Claim against Singer in the amount of $3,299,566.82.

Upon completion of the documentation concerning these agreements in principle, Singer will seek the approval of the Bankruptcy Court for the assumption of the JUKI contract, which will include provisions providing for the treatment of JUKI's prepetition Claims as described above.

7. *Purchase and Cancellation of Certain Intercompany Receivables*

On March 30, 2000, the Bankruptcy Court authorized Singer to consummate a transaction involving Singer Export and Singer Italia SPA ("Singer Italy"), a non-debtor subsidiary. Pursuant to the transaction, Singer (a) purchased from Singer Export a $1,966,821.96 intercompany receivable owed by Singer Italy; (b) issued a note in the same amount to Singer Export, payable by its terms as a General Unsecured Claim against Singer; and (c) caused the purchased Singer Export receivable and an additional intercompany receivable in the amount of $1.7 million which Singer Italy owed Singer to be cancelled. This relief prevented the creation of a technical insolvency of Singer Italy, which, in turn, avoided several negative consequences to Singer operations in Italy and Portugal, thus benefitting the Singer Estates.

8. *Bank of New York Settlement*

Among the assets owned by Semi-Tech on the date it filed a voluntary petition for relief under Chapter 11, September 7, 1999, were 25,310,700 common shares in Singer (the "Singer Shares"). The Singer Shares were owned by Graeme, which is a wholly-owned subsidiary of ISTM, which in turn is a wholly-owned subsidiary of Semi-Tech. Prior to Semi-Tech's petition date, in August, 1993, Semi-Tech issued $300 million of Senior Secured Discount Notes due 2003 (the "Semi-Tech Notes") and secured the Semi-Tech Notes with a pledge of the Singer Shares. The Bank of New York ("BNY") is the successor indenture trustee under that certain indenture, dated August 18, 1993 (the "BNY Indenture") governing the Semi-Tech Notes.

On September 21, 1999, IBJ Whitehall (BNY's predecessor in interest) filed a motion in the Semi-Tech cases, to lift the automatic stay in order to foreclose upon the Singer Shares. On October 18, 1999, Semi-Tech, the Debtors, and the Committee opposed that motion on various grounds. On January 20, 2000, BNY moved for the same relief in the Singer cases.

After lengthy negotiations, Semi-Tech, Graeme and ISTM (the "Semi-Tech Debtors"), Singer, and BNY entered into a settlement (the "BNY Settlement") of the issues raised by the motion and the objections thereto, which settlement was approved by the Bankruptcy Court on April 6, 2000. Pursuant to the BNY Settlement, the Singer Shares were transferred to Semi-Tech from Graeme and immediately thereafter were deemed to be foreclosed upon, and title to the Singer Shares was transferred to BNY in lieu of formal foreclosure proceedings. BNY, in turn, distributed the Singer Shares to the holders of the Semi-Tech Notes. All parties disclosed extensively that the Singer Shares were of little, if any value, in light of Singer's financial condition, the pending Chapter 11 Cases and the structure and terms of the contemplated reorganization plan for Singer. Under the Plan, all Interests in Singer will be cancelled without distribution. As part of the Settlement, the Bankruptcy Court issued an Order enjoining BNY, the holders of the Semi-Tech Notes, or any party that acquires any of the Singer Shares, during the pendency of the Chapter 11 Cases, from taking any action to amend or modify the Articles of Incorporation or Bylaws of Singer, to remove or replace any directors of Singer or to appoint any new Singer directors, or to take any action with respect to any Singer shareholder proposal. Singer believes that such relief was necessary and appropriate to protect the Debtors' estates from any potential efforts by an interested third party to seek to obtain control over the administration or outcome of the Chapter 11 Cases.

9. Retention of The Blackstone Group and Deutsche Securities

By separate Orders of the Bankruptcy Court dated January 25, 2000, and January 19, 2000, respectively, the Debtors were authorized to retain The Blackstone Group L.P. ("Blackstone") as joint financial advisors and investment bankers to the Debtors and the Creditors' Committee and Deutsche Securities Limited ("Deutsche Securities") as special purpose investment banker to the Debtors. Subsequently, on April 27, 2000, the Bankruptcy Court authorized the Debtors to amend the terms of engagement of both Blackstone and Deutsche Securities.

As part of its total compensation package for rendering services to the Debtors, Blackstone is entitled to a monthly fee in the amount of $150,000 and reimbursement of all necessary and reasonable out-of-pocket expenses. In addition, in the event that the Company consummates a transaction involving any transfer for consideration of (a) assets of the Debtors, (b) the licensing or sale of the Singer trade name or (c) certain other types of transactions, Blackstone shall be entitled to a transaction fee (the "Blackstone Transaction Fee") equal to (a) 2% of the first $50 million of the total market value of such arrangement (the "Aggregate Consideration") plus (b) 1% of the amount of Aggregate Consideration in excess of $50 million but less than or equal to $100 million plus (c) 0.75% of the amount of Aggregate Consideration in excess of $100 million.

Blackstone also is entitled to receive a financing fee (the "Financing Fee") for advising the Debtors in connection with any debt or equity investment in the Debtors. However, with respect to any particular debt or equity investment, Blackstone will receive only the Financing Fee and will not receive the Blackstone Transaction Fee. The amount of the Financing Fee will be equal to 2% of such investment in the case of a debt investment and 5% of such investment in the case of an equity investment, with the Financing Fee being subject to reduction by certain credits specified in the Blackstone retention agreement.

Deutsche Securities was retained to provide advice with respect to the restructuring of Singer Nikko, and is entitled to receive a monthly fee of $30,000 and reimbursement of all necessary and reasonable out-of-pocket expenses. Deutsche Securities also is entitled to receive a transaction fee, which transaction fee is to be calculated in the same manner as the Blackstone Transaction Fee, for assisting the Debtors in connection with a licensing or distribution arrangement entered into by the Debtors with a third party within the scope of Deutsche Securities' retention. Pursuant to their respective terms of their retentions, the services of Blackstone and Deutsche Securities are mutually exclusive.

10. Extension of Exclusivity Periods

Pursuant to Orders of the Bankruptcy Court dated October 21, 1999, and March 30, 2000, the Bankruptcy Court extended the Debtors' exclusive period to propose a plan of reorganization (the "Plan Proposed Period") and to solicit acceptances of such plan (the "Solicitation Period"). On October 21, 1999, the Bankruptcy Court further extended the Plan Proposal Period through April 1, 2000, and the Solicitation Period through June 10, 2000. On March 30, 2000, the Bankruptcy Court further extended the Plan Proposal Period through May 26, 2000, and the Solicitation Period through July 25, 2000. On May 25, 2000,

the Bankruptcy Court extended the Solicitation Period until August 31, 2000, and during such period, no party other than the Debtors may file a plan of reorganization for any Debtor.

11. Extension of Time to Assume or Reject Unexpired Leases

Given the size and complexity of these Chapter 11 Cases, the Debtors were unable to complete their analysis of all nonresidential real property leases during the time limitation prescribed by section 365(d)(4) of the Bankruptcy Code. On November 18, 1999, the Bankruptcy Court extended the time by which the Debtors must assume or reject leases of nonresidential real property through the date of confirmation of a plan of reorganization.

F. Summary of Claims Process, Bar Date and Claims Filed

1. Schedules and Statements of Financial Affairs

On December 13, 1999, each of the Debtors filed its Schedules of Assets and Liabilities and Statements of Financial Affairs (collectively, the "Schedules and Statements") with the Bankruptcy Court. Among other things, the Schedules and Statements set forth the Claims of known creditors against the Debtors as of the Petition Dates, based upon the Debtors' books and records. A summary of the aggregate secured claims, unsecured priority claims, and unsecured nonpriority claims listed in the Schedules and Statements is set forth below. The Claims set forth in the Schedules and Statements and summarized below include Intercompany Claims as well as Claims related to pension plan liabilities.

DEBTOR	CLAIMS		
	SECURED	PRIORITY	UNSECURED
The Singer Company N.V. ("Singer")	$65,000,000	$180,085	$414,725,582
Singer Export Limited	$0	$0	$36,048,809
Sewing Equipment Specialists Corp.	$0	$0	$0
Hopestown, Ltd.	$0	$0	$239,521
Singer XVI Limited	$0	$0	$11,712,296
Star Nation International Limited	$0	$0	$1,679,290
SSMC Beteilingungsesellschaft mbH	$0	$0	$0
The Singer Company Limited	$65,000,000	$0	$14,308
Singer do Brasil Industria e Commercio Ltda. ("Singer Brazil")	$27,678,946	$2,512,890	$85,168,383
The Singer Company B.V.	$609,735	$83,217	$215,787,245
Sinmak Dikis Makinalari Sanayi Anonim Sirketi ("Singer Turkey")	$583,582	$0	$34,738,934
Singer Electrogerate Vertriebsgesellschaft, mbH.	$0	$0	$349,939
Singer Australia Limited ("Singer Australia")	$510,590	$70,384	$4,762,924
The Singer Company (Proprietary) Limited ("Singer South Africa")	$19,743	$0	$5,647,308
International Piecework Controls, Inc.	$0	$0	$54,780,383
Alencon Manufacturing Corporation	$168,000	$0	$25,342
Singer Sewing Company ("Singer U.S.")	$0	$0	$76,343,227
Singer Industrial Sewing Products Company	$0	$0	$288,627
The Singer Company	$0	$0	$0
Singer Furniture Company ("Singer Furniture")	$0	$0	$65,683,000

SSMC Inc. II N.V.	$0	$9,196	$0
SSMC Inc, IV N.V.	$0	$0	$56,393,681
Industrial Sewing Products Distribution Corp.	$0	$0	$1,321,200
SSMC Inc. VI N.V.	$0	$1,995	$0
Amedo Sewing Machines (Jordan) Limited	$468,011	$167	$17,207,522
Zenaida Investment Company N.V.	$0	$0	$9,018,141
Singer Limited	$0	$0	$527,345
Singer Sewing Machine Company	$0	$0	$0
Singer Spezialnadelfabrik, GmbH	$2,253,000	$0	$0
Singer Sewing Machine Company of Canada	$4,490,000	$8,928	$10,648,059
Madrina (Austria) Holdings B.V.	$0	$0	$1,778,490
Madrina (Italy) Holdings B.V.	$0	$0	$55,872,349
Madrina (Scandinavia) Holdings B.V.	$0	$0	$109,037
Madrina (Spain) Holdings B.V.	$0	$0	$24,685
Singer III B.V.	$0	$0	$2,364,220
Singer IV B.V.	$0	$0	$12,368
Singer V B.V.	$0	$0	$110,595
Singer (Shanghai) B.V.	$0	$0	$12,736,389
Singer VII B.V.	$0	$0	$493,018
Singer VIII B.V.	$0	$0	$18,367
Singer IX B.V.	$0	$0	$1,862,720
Singer X B.V.	$0	$0	$1,032,703
Singer XI B.V.	$0	$0	$8,491,930
Singer XII B.V.	$0	$0	$493,018
Singer II B.V.	$0	$0	$79,692,654
TOTAL:	**$166,781,607**	**$2,866,861**	**$1,268,203,609**

2. *Claims Bar Date*

On December 21, 1999, the Bankruptcy Court entered an Order (the "Bar Date Order") establishing the general deadline for filing proofs of claim against the Debtors (the "Bar Date"). The deadline established by the Bankruptcy Court was March 1, 2000 for all Claims except Claims of governmental units for which the deadline was, in accordance with section 502(b)(9) of the Bankruptcy Code, March 11, 2000. On or prior to February 1, 2000, the Debtors' Notice Agent provided notice of the Bar Date by mailing: (i) a notice of Bar Date; (ii) a proof of claim form; and (iii) a notice of either unliquidated, contingent and/or disputed claim or liquidated, non-contingent and undisputed claim upon the persons or entities set forth in the Debtors Schedules and Statements, and a notice of no scheduled claim upon the persons and entities included in the notice database compiled by the Debtors but not listed on any of the Schedules and Statements. In addition to English, the notice of Bar Date and the various notices of claims, all of which were approved by the Bankruptcy Court, were translated into Dutch, Arabic, Turkish and Portuguese, and distributed according to the particular country in which the person or entity to receive the mailing was located.

3. Proofs of Claim and Other Claims

Proofs of claim aggregating over 1,000 in number and in excess of $7 billion have been filed against the Debtors. Of such amount, approximately $6 billion are claims asserted by Paul A. Bilzerian, or Persons associated with him, which the Debtors believe are without merit and to which the Debtors will object. In addition, numerous Claims were asserted by various alleged creditors in unliquidated amounts.

Akai has asserted numerous Claims against Singer and certain other Debtors aggregating over $80 million, as well as numerous Claims in unliquidated amounts. Semi-Tech has asserted numerous Claims against Singer and certain other Debtors that are all in unliquidated amounts. As set forth in Section 5.16(a) of the Plan, in addition to raising defenses to the Claims asserted by Akai and Semi-Tech, the Debtors intend to seek to have such Claims equitably subordinated pursuant to section 510(c) of the Bankruptcy Code.

The Debtors believe that numerous other claims that have been asserted or threatened to be asserted are without merit and intend to object to all such claims. For example, Singer Industries (Taiwan) Limited ("SITL"), an entity that was sold by Singer to a third party prior to the Petition Date, has asserted in connection with Singer's rejection effective April 27, 2000, of certain agreements executed in connection with that transaction, significant claims, potentially in excess of $100 million. SITL also has threatened to assert what it believes to be significant Administrative Claims against Singer. The Debtors believe that all such claims are without merit. There can be no assurance that the Debtors will be successful in contesting any of such Claims.

G. Summary of Material Litigation Matters

During the Chapter 11 Cases, the Debtors commenced or were involved in a number of lawsuits involving Akai and other third parties. A summary of each of these actions is set forth below. Such actions remain pending as of the date hereof, and, pursuant to the Plan, will be transferred to the Singer Creditor Trust on the Effective Date of the Plan. In addition, the Debtors and the Creditors' Committee are investigating other potential causes of action arising out of transactions involving Akai and other third parties. *See Section VII.G.1.(a). While Singer believes that each of the actions set forth below have significant substantive merit, there can be no assurances that Singer, or the Singer Creditor Trust after the Effective Date, will obtain any recoveries on account of any of these actions.*

1. Joint Protocols

a. Joint Protocol for Investigation by the Debtors and the Committee

As discussed above, prior to the Petition Date, the Debtors were parties to a number of transactions, pursuant to which cash and other assets were transferred from one or more Debtors and which transactions were extremely detrimental to the Company's operations and liquidity. As a result, the Debtors and the Creditors' Committee believe that the Debtors' estates may possess causes of action against numerous third parties. To protect and maximize the value of those assets, on December 21, 1999, the Bankruptcy Court entered a stipulation (the "Joint Protocol Stipulation") by and between the Debtors and the Creditors' Committee, whereby the Debtors and the Creditors' Committee agreed to jointly investigate certain acquisitions and proposed acquisitions by Singer of other companies, as well as certain transactions involving Akai or its affiliates. The purpose of the investigation is to determine whether causes of action related to such transactions exist and whether the pursuit of such actions would be beneficial to the Estates. Pursuant to Section 11.2 of the Plan, all such claims and causes of action will be transferred to the Singer Creditor Trust on the Effective Date.

b. Joint Discovery Protocol between Singer and Semi-Tech Committee

During the Chapter 11 Cases, the Debtors proposed and developed a joint discovery protocol with the Official Committee of Unsecured Creditors of Semi-Tech, providing for cooperative efforts with respect to certain discovery anticipated to be taken by both parties, with respect to third parties that ultimately may be involved in or become subject to claims asserted by or on behalf of the Singer and Semi-Tech estates, respectively. Negotiations with respect to such proposal have been ongoing, and the Debtors anticipate that such agreement will be completed before the end of July 2000. Such agreement, if entered into, will be subject to Bankruptcy Court approval. The Debtors and the Official Committee of Unsecured Creditors of Semi-Tech have been cooperating with respect to third party discovery pending completion of the joint discovery protocol.

2. *Akai Litigation*

a. *Akai Interpleader and Singer's Counterclaim Regarding the Russian Transaction*

On October 12, 1999, Akai filed a Complaint for Interpleader and/or Declaratory Judgment (the "Interpleader Complaint") in the Bankruptcy Court. Akai filed the Interpleader Complaint to seek a judicial determination as to the disposition of certain funds (the "Deposited Funds") that Akai had deposited into the Court registry.

In the Interpleader Complaint, Akai alleged that on or about August 9, 1999, Akai, Semi-Tech, and Graeme Limited ("Graeme", which is a wholly-owned subsidiary of ISTM Investments, (Barbados) Inc. ("ISTM"), which, in turn, is a wholly-owned subsidiary of Semi-Tech) entered into a subscription agreement (the "Subscription Agreement") pursuant to which (i) Semi-Tech and/or Graeme agreed to sell a sufficient amount of shares of Akai so as to raise net cash proceeds of approximately $23.6 million (the "Proceeds"), (ii) Semi-Tech or Graeme agreed to purchase from Akai, and Akai agreed to issue an interest bearing promissory note in principal amount equal to the Proceeds and convertible into Akai shares, and (iii) Semi-Tech acknowledged that Akai intended to use the Proceeds to satisfy certain obligations of Akai to Kellerman Ltd. ("Kellerman").

According to the Interpleader Complaint, Kellerman and Akai were parties to a share purchase agreement (the "Kellerman Share Purchase Agreement") dated as of August 9, 1999, pursuant to which Akai agreed to purchase certain assets from Kellerman for approximately $23.6 million. Subsequently, Kellerman assigned to Singer its rights under the Kellerman Share Purchase Agreement to receive payment from Akai and directed Akai to make such payment to Singer.

Pursuant to the Subscription Agreement, Graeme sold its Akai shares in several installments and all the proceeds of those sales (the "Akai Shares Proceeds"), were transmitted to Akai. Akai alleged that it was prepared to issue the promissory note to Semi-Tech or Graeme as required by the Subscription Agreement, but on September 7, 1999, Graeme filed for Chapter 11 protection, and thus Akai did not issue the promissory note.

Instead, Akai deposited $9,081,107.18 of the Akai Shares Proceeds into the Court registry on or about September 22, 1999, and $1,300,000.00 of the Akai Shares Proceeds on or about October 12, 1999 (collectively, the "Deposited Funds"), and filed the Interpleader Complaint for disposition of the Deposited Funds. The Deposited Funds were alleged to be proceeds of the sales by Graeme of Akai shares after Graeme filed for Chapter 11 protection. Semi-Tech, Graeme and ISTM alleged that all Deposited Funds were property of their Chapter 11 estates, had been wrongly transferred therefrom, and thus were required to be returned to their estates.

In response to the Interpleader Complaint, on December 1, 1999, Singer filed a counterclaim (the "Counterclaim") against Akai. In the Counterclaim, Singer alleged that: prior to August 9, 1999, Kellerman indirectly owed 83.75% of the shares of A/O Concern Podolsk (the "Podolsk Shares"), a manufacturer and distributor of sewing machines with property holdings and production equipment in Podolsk, Russia; on August 9, 1999, Kellerman and Akai entered into the Kellerman Share Purchase Agreement, pursuant to which, Akai purchased the Podolsk Shares from Kellerman for $23,623,237; Akai was to pay Kellerman the purchase price during the time period between August 9, 1999 and October 1, 1999; on August 9, 1999, Kellerman entered into an assignment agreement (the "Kellerman Assignment"), pursuant to which Kellerman assigned to Singer the right to receive the $23,623,237, which assignment was acknowledged by Akai; pursuant to the Kellerman Assignment, prior to the Petition Date, Singer received payments totaling $3.5 million, with another $3.5 million directed to be used for Singer's benefit as an advanced payment of certain product, out of a total of $23,623,237 due to Singer; and Akai failed to make any payment of the remaining $17,623,237. Accordingly, in Singer's Counterclaim, Singer requested a judgment against Akai in excess of $17,623,237. Akai answered the Counterclaim, denying all of the material allegations contained in the Counterclaim.

On February 17, 2000, as a result of negotiations between Singer (as facilitated by the Creditors' Committee), Semi-Tech, Graeme, ISTM, and the Official Committee of Unsecured Creditors of Debtors Semi-Tech (the "Semi-Tech Committee", together with Singer, Semi-Tech, Graeme, and ISTM, the "Joint Movants"), the Joint Movants filed a Joint Motion for Order Approving Settlement Pursuant to Bankruptcy Rule 9019, seeking an Order from the Bankruptcy Court, approving a settlement reached among the Joint Movants regarding the Deposited Funds. Pursuant to the settlement, and after litigation of objections lodged by Akai (and later appeals by Akai), Semi-Tech received 70% of the Deposited Funds and Singer received 30% of the Deposited Funds.

b. Intercompany Receivable Action Against Akai

On January 26, 2000, Singer filed an adversary complaint (the "Intercompany Complaint") against Akai in the Bankruptcy Court. In the Intercompany Complaint, Singer alleges that as of December 31, 1998, Akai owed Singer $11,694,000 in net receivables/payables (the "1998 Receivables") resulting from non-trade transactions that occurred prior to December 31, 1998. On June 22, 1999, Akai acknowledged in writing the debt owed in connection with the 1998 Receivables and on July 19, 1999, Singer and Akai agreed in writing on a payment schedule for payment of the amount owed (collectively, the "Letter Agreements").

Pursuant to the Letter Agreements, Singer and Akai agreed that Akai would pay the amount owed in three equal installments of $3,898,000. In addition, Akai and Singer agreed that in the event Singer notified Akai that Singer had not, prior to December 15, 1999, received net cash proceeds of at least $4 million from one or more "Special Projects," then Akai was to pay the second installment under the payment schedule on or before December 31, 1999. Akai did not make the first installment payment under the Letter Agreements, Singer did not receive $4 million from one or more of the "Special Projects", and Akai did not make the second installment payment under the Letter Agreements, which was then due on December 31, 1999. Consequently, as of December 31, 1999, Akai had failed to make payment of $7,796,000 as required pursuant to the Letter Agreements. In addition, Singer estimates that Akai owes Singer at least $4,653,000 for receivables/payables resulting from non-trade transactions occurring in 1999 (the "1999 Receivables").

Accordingly, Singer, in the Intercompany Complaint, seeks judgment against Akai in the following amounts: (i) $7,796,000 for breach of the Letter Agreements, (ii) $11,694,000 for payment of the 1998 Receivables, and (iii) $4,653,000 for payment of the 1999 Receivables. Akai initially did not answer the Intercompany Complaint, but instead challenged service of the Complaint upon Akai's counsel in these cases, seeking a dismissal of the Intercompany Complaint. On March 6, 2000, the Bankruptcy Court denied Akai's motion to dismiss the Intercompany Complaint on the basis of insufficient service, but has not yet ruled on Akai's motion to dismiss the Intercompany Complaint on jurisdictional grounds. In the interim, Akai has answered the Intercompany Complaint, denying the material allegations contained therein. On May 24, 2000, Singer filed a motion for partial summary judgment, which is pending.

c. Water Purification Litigation

On April 4, 2000, Singer filed an adversary complaint in the Bankruptcy Court against Akai Electric Company Limited ("Akai Electric"), a subsidiary of Akai, arising out of a transaction involving the transfer of Akai Electric's transfer of its interest in a business involving the manufacture and marketing of water purification products (the "Water Purification Business") and certain trademark rights. On May 25, 2000, Singer amended that complaint as of right (the "Amended Adversary Complaint").

Pursuant to an Agreement dated January 31, 1996 (the "Agreement"), Akai agreed to transfer the Water Purification Business and certain trademark rights in exchange for a total cash consideration of ¥1,006,142,927 (approximately $9.5 million under the then prevailing exchange rate). From March 28, 1996, through March 1, 1997, Singer paid the entire cash consideration and interest due pursuant to the Agreement. Akai Electric did not transfer to Singer the bargained-for assets of the Water Purification Business. Akai Electric continues to operate the Water Purification Business and has retained all profits of the Water Purification Business earned since the date of the Agreement.

In the Amended Adversary Complaint, Singer seeks rescission of the Agreement or, in the alternative, recovery of an amount in excess of $9,500,000 for unjust enrichment against Akai Electric. Akai Electric has not yet answered the Adversary Complaint.

d. Involuntary Hong Kong Insolvency Proceeding Brought Against Akai

On January 13, 2000, three banks, Den Danske Bank Aktieselskab, Bank of Scotland and Emirates Bank International (collectively, the "Petitioners"), commenced an involuntary winding-up petition (the "Petition") against Akai and a subsidiary of Akai, Kong Wah Holdings Limited ("Kong Wah") in the High Court of Hong Kong. The Petitioners comprise a small subset of Akai's bank creditor group, which is allegedly owed in excess of $500 million in the aggregate. The Petitioners alleged in their petition that Akai owes them approximately $19.3 million. The hearing on the Petition was initially scheduled to be heard on March 22, 2000. Prior to the hearing, Singer intervened in the Petition as a creditor supporting the Petition and alleging claims in excess of $66 million. However, prior to the hearing, Akai and an alleged creditor of Akai, Toyo Holdings Limited ("Toyo"),

filed affidavits opposing the Petition on the basis that Toyo and another company, the Grande Holdings Limited ("Grande"), were about to propose a rescue package to Akai's banks, including the Petitioners, and a winding-up would be premature.

Since the Petition was opposed, the hearing on the Petition was continued to May 2, 2000 to permit Toyo's financial advisor, Ernst & Young, to complete certain financial due diligence related to the proposed rescue proposal before it could be presented to Akai's creditors. As of the date of this Disclosure Statement, this due diligence has not been completed, and the Petition is still pending. At the May 2, 2000 hearing, Akai provided a copy of the information memorandum prepared by Ernst & Young to the Petitioners, but objected to Singer receiving a copy on the basis that Singer is not a good faith creditor of Akai, and that Singer's claims against Akai are disputed. The Court ordered Singer to file affidavits setting out a preliminary showing as to why Singer should be considered a good faith creditor of Akai. Singer has filed an initial set of affidavits to which Akai has responded. A hearing to consider Singer's status as a creditor currently is scheduled for June 23, 2000. A final hearing on the Petition has been scheduled for June 26, 2000, with the Petitioners being ordered to file replying affidavits by June 15, 2000, and Akai having an opportunity to respond by June 22, 2000.

Singer has maintained and intends to continue to maintain regular contact with representatives of Akai's creditor bank group, including the Petitioners, and intends to pursue the Petition and seek the winding-up of Akai.

3. *Other Potential Litigation*

Singer and the Creditors' Committee also are investigating other potential causes of action against third parties. The Plan provides for the retention of Causes of Action against third parties, unless explicitly released under the Plan, including, without limitation, Causes of Action against Akai, Semi-Tech, Pfaff, and certain former officers and directors of Singer. At this time, it is uncertain as to whether the Debtors will commence additional legal action prior to the Effective Date.

H. Negotiation of Material Settlements with Certain Creditors

The Plan with respect to certain of the Debtors embodies agreements in principle reached between Singer and certain creditor groups. These agreements in principle remain subject to final documentation, With respect to Singer Brazil, the Plan embodies the Debtors' proposed settlement of issues with respect to the Brazil Prepetition Notes. A description of the negotiations and the principal terms of such agreements and proposals is discussed below. If the conditions to implementation of any of these agreements in principle or proposed settlements are not satisfied, the Debtors may modify the Plan to alter the treatment proposed for any such creditors or the Debtors against which they have Claims. With respect to the proposal embodied in the Plan with respect to the Brazil Prepetition Notes, the Plan provides for alternate treatment for all Claims against and Interests in Singer Brazil if such proposal is not accepted by holders of at least 80% of the obligations outstanding under the Brazil Prepetition Notes. Implementation of this alternate treatment, if necessary, will not alter materially the principal assumptions underlying the Business Plan or the Projections.

1. *Pension Benefit Guaranty Corporation*

As discussed above, the Company failed to make certain funding payments on account of the PBGC Pension Plan. As a result, the PBGC placed statutory liens on certain of the Debtors' assets. Furthermore, under applicable United States law, the PBGC claims that it is entitled to assert its statutory Claims with respect to the PBGC Pension Plan against any entity within Singer's "control group," which would include each Debtor as well as each non-Debtor Affiliate of Singer, on a joint and several basis. During the Chapter 11 Cases, the PBGC asserted claims against each Debtor exceeding $65 million.

Singer recognized that, absent a consensual resolution of the PBGC's Claims, confirmation of a plan of reorganization and emergence from Chapter 11 likely would be subject to protracted litigation with the PBGC. Likely issues in such litigation would relate to the amount of the PBGC's Claims, the priority of the PBGC's Claims, the liability of each Debtor and non-Debtor Affiliate of Singer with respect to such Claims, and the validity of the PBGC's alleged statutory lien on all assets of all such entities. Such litigation would be costly, time consuming and highly complex, and the result would be uncertain. The Debtors, therefore, endeavored to reach, and have reached, a consensual agreement with the PBGC for treatment of its Claims under the Plan on fair and reasonable terms. This agreement is embodied in the treatment of the PBGC's Claims under the Plan. See Section 5.16(d) of the Plan.

Under the Plan, the PBGC will be granted an Allowed Claim against each Debtor in the amount of $55 million. In full satisfaction, settlement, release, and discharge of and in exchange for the PBGC Claim against each Debtor, the PBGC will receive (a) the treatment afforded under the Plan for holders of Allowed Claims in Class SNV-4 based upon a claim of $35 million and (b) the New Preferred Stock. See Section VIII.D.2 for a description of the terms of the New Preferred Stock. The PBGC will be deemed to have waived any and all claims it may have against any other Singer Affiliate arising out of the facts and circumstances of the PBGC Claims. It is a condition of the Effective Date, and thus the provisions of the agreement with the PBGC, that the PBGC Pension Plan be terminated pursuant to applicable regulations.

2. *Singer Brazil*

As described above, prior to the Petition Date, Singer Brazil issued certain unsecured notes in a principal amount exceeding $70 million (collectively, the "Brazil Prepetition Notes"). See Section IV.B.2. Shortly after the commencement of the Chapter 11 Cases, Singer Brazil commenced the Singer Brazil Concordata. The Brazil Prepetition Notes have not been included in the Singer Brazil Concordata.

Singer believes that, absent a restructuring of the Singer Brazil debt represented by the Brazil Prepetition Notes, Singer Brazil would not be financially viable. Singer also believes that in a liquidation of Singer Brazil, holders of the Brazil Prepetition Notes would receive little, if any, recovery. Thus, in order to render Singer Brazil financially viable as an ongoing concern (which will allow Singer to continue to own the equity of Singer Brazil), Singer and certain holders of the Brazil Prepetition Notes have conducted negotiations regarding the terms and conditions for a consensual agreement regarding a restructuring of the Brazil Prepetition Notes. Section 5.5(a)(iv) of the Plan embodies Singer's proposal for this settlement, which is recommended by the legal and financial representatives of a majority of the holders of the Brazil Prepetition Notes. See Section VII.H.2. This proposal has not been accepted by holders of the Brazil Prepetition Notes and if it is not (by holders of 80% of the obligations outstanding thereunder), the Plan provides for alternate treatment of all Claims against and Interests in Singer Brazil by reclassifying Singer Brazil as a Foreign Jurisdiction Liquidating Debtor.

3. *Singer Turkey*

As described above, Al-Tawfeek and QIB are each owed approximately $12.0 million pursuant to certain transactions relating to Singer Amedo and the Turkish branch of Singer Bermuda. These Claims are guaranteed by Singer. There are a number of complex factual and legal disputes with respect to these obligations. Litigation over these issues would be highly complex, lengthy and costly, with uncertain results. Accordingly, and to provide access for Reorganized Singer to additional working capital, the Debtors and the Turkey Lenders have reached an agreement in principle on the terms and conditions of the Singer Turkey Restructuring Transaction.

The Singer Turkey Restructuring Transaction will be implemented pursuant to Section 7.4 of the Plan. Pursuant to the Singer Turkey Restructuring Transaction, on the Effective Date, Singer Turkey and the Turkey Lenders will enter into and consummate a transaction or series of transactions as set forth on Plan Schedule 1.143. Pursuant to such transaction or series of transactions, among other things, (i) the Claims of the Turkey Lenders against Singer Bermuda will be assigned to Singer Turkey and rescheduled for payment over a seven-year period and (ii) the Turkey Lenders will loan Singer Turkey approximately $16,000,000 (to be repaid over a seven-year period) with approximately $12,000,000 to be utilized to purchase the Claims of the Turkey Lenders against Singer Amedo (which Claims will be assigned to Reorganized Singer) and the balance to be available for the general working capital purposes of Reorganized Singer. All obligations of Reorganized Singer Turkey to the Turkey Lenders will be secured by a mortgage on Singer Turkey's real property in Turkey and will be guaranteed by Singer Bermuda. The Singer Bermuda guaranty will be secured by a lien on the New Common Stock to be distributed under the Plan to Singer Bermuda on account of its Allowed Class SNV-4 Claims as set forth on Plan Schedule 5.16(c). Claims of the Turkey Lenders against Singer on account of guarantees by Singer of such Claims against Singer Amedo and Singer Turkey will be released. It is anticipated that, in order to satisfy certain legal requirements under Turkish and Islamic law, certain of the transactions set forth in the Plan will be structured pursuant to a murabaha sale agreement between the Turkey Lenders, Singer Turkey and Reorganized Singer or an entity designated by Reorganized Singer. The Plan also provides that Singer, Singer Turkey and the Turkey Lenders, as determined by them in their sole discretion, may modify the structure of the Singer Turkey Restructuring Transaction to be entered into pursuant to Section 7.4 of the Plan and enter into any related transactions as necessary or appropriate to effectuate the results described therein, including as necessary or appropriate pursuant to foreign laws or regulations relating to Singer Turkey, Islamic law or other considerations.

4. Singer U.S.

As described above, on October 14, 1997, Singer U.S. entered into the Singer U.S. Credit Facility. Pursuant to the Singer U.S. Credit Facility, the U.S. Lenders agreed to loan Singer U.S. an aggregate principal amount not to exceed $40 million. The obligations of Singer U.S. under the Singer U.S. Credit Facility were evidenced by three promissory notes, each dated October 14, 1997, in favor of BNS, HSBC and First American in the principal amounts of $20 million, $15 million and $5 million, respectively. As of the Petition Date, the amount due and owing under the Singer U.S. Credit Facility was not less than $38,050,262.92. See Section IV.A.2.

The obligations of Singer U.S. under the Singer U.S. Credit Facility are secured by substantially all of the property of Singer U.S., including Singer U.S.'s equipment, inventory, accounts, contracts, contract rights, chattel paper, documents, instruments and general intangibles, intellectual property, books, writings, data bases, information and other property relating to or evidencing any of the foregoing, other property and rights of every kind and description and interest therein, and product, offspring, rents, issues, profits, returns, income and proceeds of and all of the foregoing collateral.

Singer U.S.'s obligations under the Singer U.S. Credit Facility are further secured by the Deed of Trust, pursuant to which Singer U.S. conveyed to Michael S. Peek, as Trustee for the benefit of BNS as agent for the Lenders, all of Singer U.S.'s right, title and interest in and to certain real property located in the State of Tennessee, Rutherford County, which Deed of Trust was recorded in the Register's Office of Rutherford County, Tennessee on July 7, 1999.

In addition, Singer (on October 14, 1997) and Singer Furniture (on June 14, 1999), each unconditionally and irrevocably guaranteed Singer U.S.'s obligations to BNS, as agent, and the U.S. Lenders under the Singer U.S. Credit Facility. The obligations of Singer Furniture under its guarantee are secured by security interests in all of Singer Furniture's equipment, inventory, accounts, contracts, contract rights, chattel paper, documents, instruments and general intangibles, intellectual property, investment property, books, writings, data bases, information and other property relating to or evidencing any of the foregoing, real and personal property rights of every kind and description and interests therein, and product, offspring, rents, issues, profits, returns, income and proceeds of and all of the foregoing collateral.

The Debtors recognized that reaching a consensual agreement with BNS and the other lenders under the Singer U.S. Credit Facility regarding the treatment of such Claims under the Plan would eliminate potential litigation regarding a multitude of issues relating to the treatment of their Claims and confirmation of a reorganization plan for Singer U.S. Accordingly, the Debtors, BNS and the other lenders conducted meaningful and substantial negotiations, culminating in a consensual resolution of the Claims of BNS and the other lenders under the Singer U.S. Credit Facility, as set forth in Section 5.12 of the Plan.

Pursuant to such settlement as embodied in the Plan, the holders of Secured Claims under the Singer U.S. Credit Facility will receive (a) the proceeds of the New Singer U.S. Exit Financing Facility, which they shall provide, and (b) payment of the balance of their Claims (approximately $4.5 million) in Cash. See Section VIII.F.8 for a summary of the terms of the New Singer U.S. Exit Financing Facility. Holders of General Unsecured Claims against Singer U.S. will receive a Pro-Rata distribution of 100% of the New Singer U.S. Common Stock, and Interests in Singer U.S. will be cancelled. The U.S. Lenders will also assign their Claims against Singer Furniture to Reorganized Singer.

As a result, on the Effective Date, Singer U.S. will no longer be a wholly owned subsidiary of Singer, and its future business with Singer will be based entirely on contractual rights it may have as a result of contracts entered into with Reorganized Singer. On the Effective Date, Singer and Singer U.S. will enter into the Singer U.S. License, Distribution and Management Agreement. Based upon Intercompany Claims against Singer U.S., including the Claim of Singer against Singer U.S. relating to the settlement with the PBGC allowed under the Plan, Singer and certain Affiliates collectively are projected to own approximately 45% of the New Singer U.S. Common Stock based upon the distributions under the Plan (after taking into account the sale of certain of such New Singer U.S. Common Stock by certain Affiliates that receive such distributions).

I. Development and Summary of The Business Plan

1. Singer and Its Subsidiaries

Prior to filing for bankruptcy reorganization protection, Singer recognized the need to develop a new strategic business plan to streamline the Company's businesses by focusing on core, profitable operations. Primarily, Singer faced the task of: (a)

determining which of the Company's businesses would be profitable on a go-forward basis based upon both historical results and anticipated trends in the market, (b) maximizing the value of the SINGER® trademark (c) reducing the overhead costs associated with maintaining operating entities worldwide, and (d) assessing their ongoing financing requirements based on, among other things, expected relationships with their subsidiaries and suppliers.

Commencement of the Chapter 11 Cases has assisted in the development and implementation of this process. Most of the Company's operating Affiliates around the world did not commence Chapter 11 Cases, because such entities are financially viable, and because management believed that the pendency of a Chapter 11 Case for such entities could be highly detrimental to their ongoing operations, particularly in foreign markets where the concept of "bankruptcy" is closely associated with liquidation rather than reorganization. Keeping such entities out of Chapter 11 was thus designed to maximize and protect the value of those businesses, which are the core assets of the Company. The operations and projected financial performance of these non-Debtor entities comprise a critical and material component of the Company's Business Plan and Projections.

The Business Plan provides for the Reorganizing Debtors to exit from Chapter 11 with a new Board of Directors for Reorganized Singer and a revised capital structure. As part of the implementation of the Company's core business strategy, the Company will convert owned operations in certain countries into distribution or licensing arrangements with third parties. In addition, the Company is working towards the sale of certain businesses and other assets outside of core business areas. Upon emergence from Chapter 11 by the Debtors, the Company will be more focused and efficient with an enhanced balance sheet, and better positioned to meet the needs and expectations of the Company's key constituencies going forward and for future growth.

The Company undertook a thorough and detailed process to develop the Business Plan. The first step was the development of a detailed two-year business plan by the management of each local operating unit. These business plans were developed based on estimated sales by product line, historical trends, forecasted economic developments in each respective location or region and other economic and historical factors. After a detailed review by the local management, the business plan underwent a similar review at the regional vice president level, and finally a detailed review by Singer's senior management. Representatives from both the financial advisors to the Debtors, Arthur Andersen, LLP, and the financial advisors to the Creditors' Committee, KPMG, took part in the detailed review by Singer's senior management of the plans.

The Business Plan contemplates that the Company will maintain its core business as a retailer of consumer durables in selected emerging markets, particularly in Asia. The Company believes that its greatest opportunities for enhanced profitability and long term growth reside in its Asian operations. The Company's Asian operations historically have had a tremendous base in the consumer products market and historically have had a strong retail presence.

The Company also believes that in addition to maximizing the value of its Asian operations, the going-forward business strategy will be to exit certain of its manufacturing operations, maintain and expand its wholesale distribution channels for sewing products, license the SINGER® brand name in areas where it does not have a direct presence through distributor or license arrangements with third parties, maintain the distribution and sourcing of artisan sewing machines and industrial sewing parts worldwide, and expand the role of Singer Sourcing in the sourcing and distribution of Singer and non-Singer products to Singer and non-Singer entities.

The Company will implement the Business Plan with a realigned and simplified corporate structure, focused around four categories of core businesses: (i) the consumer products retail operations, primarily in Asia; (ii) the licensing of the SINGER® brand name through distributor and license arrangements with third parties; (iii) extension of its wholesale distribution network for sewing products and the sourcing and distribution of sewing and non-sewing products through Singer Sourcing; and (iv) the limited manufacture of sewing machines and sewing related products, each of which is discussed in more detail below.

The Company is continuing to evaluate each of the markets in which it operates and may, if realities so dictate, determine to exit a market or otherwise modify the currently contemplated post-bankruptcy structure.

a. Consumer Products and Retail Operations

The Company intends to focus its business on those regions that are most profitable and have the greatest opportunity for future growth and profitability. For example, the Company traditionally enjoys its greatest success and profitability in Asia, Mexico, the Caribbean and Southern Europe through its retail consumer products business.

The Company has significant operations in the following countries in Asia: Bangladesh, India, Pakistan, Philippines, Sri Lanka and Thailand. These operations are successful because of Singer's strong brand reputation, significant market share, and extensive sales and service network in markets with otherwise unsophisticated distribution systems. In many cases, Singer is the only source of consumer durables and supporting consumer credit, particularly in rural areas. The highly profitable installment sale method is a vehicle for individuals to obtain products which otherwise would be unavailable. The extensive sales force often has a continuous personal relationship with the individuals in these markets.

b. Wholesale Distribution and License of the SINGER® Brand name

The Company has identified certain entities that are either unprofitable, outside of the Company's core business areas, or require significant capital investments, which the Company no longer desires to operate as wholly owned subsidiaries. The Company intends to close and cease operating many of such entities, and enter into distributor and licensing arrangements with third parties for the continued sale of Singer products in the selected regions. A third-party distributor or licensing relationship is valuable to the Company because it minimizes working capital requirements and overhead, while maintaining Singer's presence in an area and generating a profit and royalty stream from the sale of product license of the Singer name.

The Company presently has third-party distributor agreements in certain African, Asian, Latin American and Middle Eastern countries. The Company typically enters into license agreements for a period of at least 5 years with a royalty charge of 3-8% of sales.

c. Manufacturing

Historically, the Company has manufactured sewing machines through various factories throughout the world. As part of the restructuring process, the Company has identified certain factories in which the Company has no competitive or cost advantage which require significant capital expenditures going forward or manufacture products outside the scope of the reorganized Company's strategic plan. Certain facilities that are either unprofitable or underperforming factories already have been closed. The Business Plan contemplates the closure or divestiture of certain additional facilities and the shift of production to other Company factories with excess capacity or to third party manufacturers.

The Business Plan contemplates the retention of major manufacturing facilities, located in Brazil and China, which the Company believes offer a cost competitive, high quality product. These facilities also will allow the Company to maintain internal production of certain sewing machines. As discussed under Section VII.H and elsewhere herein, if the proposal for holders of Brazil Prepetition Notes embodied in the Plan is not accepted by the requisite amount of such holders, the Plan provides for Singer Brazil to be liquidated. The Projections set forth in Appendix D presume that Singer Brazil is liquidated. If a settlement with Singer Brazil's creditors is consummated and Singer Brazil restructured, the projected consolidated operating results set forth in the Projections would be expected to improve.

d. Artisan and Industrial Products

The Company's historic presence in the industrial products market was dominated by the operations of Pfaff and Singer Nikko. The Company's presence in the industrial products market has declined significantly as a result of the filing of local insolvency proceedings of Pfaff in September, 1999, and the ongoing liquidation of Singer Nikko. Therefore, the Company determined that it no longer would emphasize the industrial products market. The Company believes it has opportunities to maintain a limited artisan sewing machine line, as well as maintaining the distribution and sourcing of industrial sewing parts worldwide. The Company historically has made considerable profits from the sale of Singer genuine parts as well as lower cost generic parts.

e. Singer Sourcing

The Company presently operates a sourcing and distribution operation, Singer Sourcing. As a direct consequence of the decrease in in-house manufacturing in conjunction with a forecasted growth of wholesale sales through distributors, Singer Sourcing will need to expand its operations.

2. *Singer U.S.*

Singer U.S. presently operates a consumer sewing and industrial sewing and parts distribution business in the United States. In the past several years, Singer U.S.'s operations suffered losses due to a lack of firm pricing policies, high overhead costs, and an unfocused management team. As part of the restructuring process, significant changes have been made to the operations of Singer U.S.

A new, focused management team for Singer U.S. has successfully led its operations through several strategic changes as reflected in the new Business Plan for Singer U.S. Management has implemented strict margin and pricing policies. In conjunction with these policies, the sales force has been given new incentives through a new commission plan. Management has reduced overhead costs by significantly trimming headcount. Also, unprofitable customers and products have been eliminated through customer and product rationalization. The new Business Plan also reflects the Singer U.S. strategy to eliminate the sale of many industrial sewing machine models and nonsewing-related products over time, and to focus on the core sales of consumer sewing machines and industrial sewing parts.

3. *The Projections*

As discussed in more detail in Section XII.A and Appendix D, the Company has prepared pro forma Projections for fiscal years 2000 through 2003 for the Company on a consolidated basis (excluding Singer U.S.) and Singer U.S., based upon the Business Plan for each. The Projections are based upon numerous assumptions as discussed in Article IX, Article XII and Appendix D.

VIII. SUMMARY OF THE REORGANIZATION PLAN

THIS SECTION PROVIDES A SUMMARY OF THE STRUCTURE, CLASSIFICATION, TREATMENT AND IMPLEMENTATION OF THE PLAN AND IS QUALIFIED IN ITS ENTIRETY BY REFERENCE TO THE PLAN, WHICH ACCOMPANIES THIS DISCLOSURE STATEMENT, AND TO THE EXHIBITS AND SCHEDULES ATTACHED THERETO.

ALTHOUGH THE STATEMENTS CONTAINED IN THIS DISCLOSURE STATEMENT INCLUDE SUMMARIES OF THE PROVISIONS CONTAINED IN THE PLAN AND IN DOCUMENTS REFERRED TO THEREIN, THIS DISCLOSURE STATEMENT DOES NOT PURPORT TO BE A PRECISE OR COMPLETE STATEMENT OF ALL THE TERMS AND PROVISIONS OF THE PLAN OR DOCUMENTS REFERRED TO THEREIN, AND REFERENCE IS MADE TO THE PLAN AND TO SUCH DOCUMENTS FOR THE FULL AND COMPLETE STATEMENTS OF SUCH TERMS AND PROVISIONS.

THE PLAN ITSELF AND THE DOCUMENTS REFERRED TO THEREIN WILL CONTROL THE TREATMENT OF CREDITORS AND EQUITY SECURITY HOLDERS UNDER THE PLAN AND WILL, UPON THE EFFECTIVE DATE, BE BINDING UPON HOLDERS OF CLAIMS AGAINST, OR INTERESTS IN, THE DEBTORS, THE REORGANIZED DEBTORS, THE DEBTORS THAT ARE LIQUIDATING AND OTHER PARTIES IN INTEREST.

A. Overall Structure of the Plan

Shortly after filing for relief under Chapter 11 of the Bankruptcy Code, Singer focused on the formulation of a plan of reorganization for the Debtors that would enable it and the Debtor Subsidiaries it intended to reorganize to emerge quickly from Chapter 11 and preserve their value as a going concern. Singer recognizes that in the competitive international arena in which it operates, a lengthy and uncertain Chapter 11 case would detrimentally affect the confidence in the Debtors and those Singer entities that are not Debtors by their respective vendors and employees, further impair their financial condition and dim the prospects for a successful reorganization.

The Plan constitutes a separate plan of reorganization for each of the Debtors. Accordingly, the voting and other confirmation requirements of the Bankruptcy Code must be satisfied for each of the Debtors. Under the Plan, Claims against, and Interests in, each of the Debtors are divided into Classes according to their relative seniority and other criteria.

If the Plan is confirmed by the Bankruptcy Court and consummated, (1) the Claims in certain Classes will be reinstated or modified and will receive distributions equal to the full amount of such Claims, (2) the Claims in other Classes will be modified and will receive distributions constituting a partial recovery on such Claims, and (3) in some cases, the Claims or Interests in other Classes will receive no distribution. On the Effective Date and at certain times thereafter, the Reorganized Debtors will distribute Cash, securities and other property in respect of certain Classes of Claims as provided in the Plan. The Classes of Claims against the Debtors created under the Plan, the treatment of those Classes under the Plan and the securities and other property to be distributed under the Plan are described below.

The terms of the Plan are based upon, among other things, the Debtors' assessment of their ability to achieve the goals of the Business Plan, make the distributions contemplated under the Plan and pay their continuing obligations in the ordinary course of the Reorganized Debtors' businesses.

Following consummation of the Plan, the Reorganized Debtors will operate their businesses with a reduced level of indebtedness and operating expenses. The ownership of the Reorganized Singer will be transferred to the Trustee of the Singer Creditor Trust for distribution to holders of Allowed Class SNV-4 Claims and the PBGC Distribution Claim in satisfaction of their Allowed Claims, subject to the grant of certain shares and options to be issued to management. In addition, the ownership of the Reorganized Singer U.S. will be transferred to holders of Allowed Class SUS-5 Claims in satisfaction of their Allowed Unsecured Claims.

B. Classification and Treatment of Claims and Interests

Section 1122 of the Bankruptcy Code requires that a plan of reorganization classify the claims of a debtor's creditors and the interests of its equity holders. The Bankruptcy Code also provides that, except for certain claims classified for administrative convenience, a plan of reorganization may place a claim of a creditor or an interest of an equity holder in a particular class only if such claim or interest is substantially similar to the other claims of such class.

The Bankruptcy Code also requires that a plan of reorganization provide the same treatment for each claim or interest of a particular class unless the holder of a particular claim or interest agrees to a less favorable treatment of its claim or interest. The Debtors believe that the Plan complies with such standard. If the Bankruptcy Court finds otherwise, it could deny confirmation of the Plan if the holders of Claims and Interests affected do not consent to the treatment afforded them under the Plan.

The Debtors believe that they have classified all Claims and Interests in compliance with the requirements of section 1122 of the Bankruptcy Code. If a Creditor or Interest holder challenges such classification of Claims or Interests and the Bankruptcy Court finds that a different classification is required for the Plan to be confirmed, the Debtors, to the extent permitted by the Bankruptcy Court, intend to make such reasonable modifications to the classifications of Claims or Interests under the Plan to provide for whatever classification might be required by the Bankruptcy Court for confirmation. EXCEPT TO THE EXTENT THAT SUCH MODIFICATION OF CLASSIFICATION ADVERSELY AFFECTS THE TREATMENT OF A HOLDER OF A CLAIM OR INTEREST AND REQUIRES RESOLICITATION, ACCEPTANCE OF THE PLAN BY ANY HOLDER OF A CLAIM PURSUANT TO THIS SOLICITATION WILL BE DEEMED TO BE A CONSENT TO THE PLAN'S TREATMENT OF SUCH HOLDER OF A CLAIM REGARDLESS OF THE CLASS AS TO WHICH SUCH HOLDER ULTIMATELY IS DEEMED TO BE A MEMBER.

As stated above, the Plan is comprised of individual Plans proposed separately by each of the Debtors. The discussion below summarizes the classification scheme with respect to each Debtor.

1. Treatment of Unclassified Claims Under the Plan

a. Administrative Claims Generally

Administrative Claims consist of the costs and expenses of the administration of the Chapter 11 Cases incurred by the Debtors. Such costs and expenses may include with respect to a particular Debtor, but are not limited to, Claims arising under the DIP Facility, the cost of operating the business since the Petition Date, the outstanding unpaid fees and expenses of the professionals retained by the Debtors and the Creditors' Committee as approved by the Bankruptcy Court and the payments necessary to cure prepetition defaults on unexpired leases and executory contracts that are being assumed under the Plan. All

payments to professionals in connection with the Chapter 11 Cases for compensation and reimbursement of expenses and all payments to reimburse expenses of members of the Creditors' Committee will be made in accordance with the procedures established by the Bankruptcy Code and the Bankruptcy Rules and are subject to approval of the Bankruptcy Court as being reasonable.

Subject to the provisions of Article X and Section 2.3 of the Plan, and except as provided otherwise in the Plan (and described below) with respect to Singer Brazil, Singer Furniture and each of the Foreign Jurisdiction Liquidating Debtors, on the Effective Date, or as soon thereafter as practicable, each holder of an Allowed Administrative Claim against a Debtor will receive, in full satisfaction, settlement, release and discharge of and in exchange for such Allowed Administrative Claim, (i) Cash equal to the unpaid portion of such Allowed Administrative Claim; (ii) such other treatment as to which Singer and such Claim holder shall have agreed upon in writing; or (iii) as otherwise may be provided under applicable law; provided, however, that Allowed Administrative Claims against a Debtor with respect to liabilities incurred in the ordinary course of business during the Chapter 11 Cases shall be paid by the applicable Debtor in the ordinary course of business in accordance with the terms and conditions of any agreements relating thereto.

With respect to Singer, It is projected that, as of September 30, 2000, the outstanding balance under the DIP Facility will be approximately $84 million. Assuming that the Plan becomes effective on September 30, 2000, Singer believes that it will have sufficient funds to pay any Professional Fees which remain unpaid as of the Effective Date. Singer also believes that the aggregate amount of Administrative Claims will not exceed Reorganized Singer's ability to pay such Claims when they are Allowed and/or otherwise become due. *As discussed in Section XII.H, it is a condition to the Effective Date that the Debtors raise sufficient funds (which are anticipated to be raised primarily through the sale of selected non-core assets) to reduce outstanding obligations under the DIP Facility to $55 million.*

Singer Brazil is subject to the Singer Brazil Concordata. The Debtors will defer to and rely upon the laws governing the Singer Brazil Concordata with respect to Claims against Singer Brazil that are included in the Singer Brazil Concordata and will not seek to establish or enforce any other priorities or provisions for the allowance or distribution on account of such Claims under the Plan. As a result, holders of Administrative Claims (if any) against Singer Brazil will (a) if included in the Singer Brazil Concordata, receive the treatment and distributions to which they are entitled pursuant to the Singer Brazil Concordata or (b) receive the treatment set forth in Section 2.1(a) of the Plan, if such Claims are not included in the Singer Brazil Concordata; *provided* that if the conditions set forth in Section 5.5(a) of the Plan are not satisfied, Singer Brazil will be deemed to be a Foreign Jurisdiction Liquidating Debtor in accordance with Section 5.5(b) of the Plan, and holders of Administrative Claims against Singer Brazil will be treated in accordance with Section 2.3(a) of the Plan. The Debtors do not believe that there are any material Administrative Claims against Singer Brazil.

b. Administrative Claims Against Liquidating Entities

Administrative Claims against Singer Furniture consist of the costs and expenses of the administration of the Chapter 11 Cases incurred by Singer Furniture. It is not anticipated that there will be any material Administrative Claims against Singer Furniture. To the extent there are Administrative Claims against Singer Furniture, the Debtors believe that the amount of such Administrative Claims will not exceed Singer Furniture's ability to pay such Claims. Subject to the provisions of Article X of the Plan, each holder of an Allowed Administrative Claim against Singer Furniture will receive, in full satisfaction, settlement, release and discharge of and in exchange for such Allowed Administrative Claim, its Pro Rata share of the Net Available Singer Furniture Cash, until such Allowed Claim has been paid in full.

With respect to each Foreign Jurisdiction Liquidating Debtor, the Plan is a liquidating plan. As provided in Section 7.5 of the Plan, each of the Foreign Jurisdiction Liquidating Debtors is or will be subject to a Foreign Liquidation Proceeding, and under the Plan the Debtors will defer to the allowance of Claims and priorities and processes for distributions to creditors of the Foreign Jurisdiction Liquidating Debtors in the Foreign Liquidation Proceedings. Accordingly, holders of Administrative Claims (if any) against a Foreign Jurisdiction Liquidating Debtor will receive, in full satisfaction, settlement, release and discharge of and in exchange for such Claims, the recovery provided pursuant to the Foreign Liquidation Proceeding. The Debtors do not believe that there are any material Administrative Claims against Foreign Jurisdiction Liquidating Debtors.

c. Priority Tax Claims Generally

Priority Tax Claims against a Debtor are those tax Claims against such Debtor entitled to priority pursuant to section 507(a)(8) of the Bankruptcy Code. The Plan provides for the treatment of Priority Tax Claims against each Debtor as described below.

The Plan provides that Priority Tax Claims against a Debtor (other than Singer Brazil, Singer Furniture and Foreign Jurisdiction Liquidating Debtors), if any, are Unimpaired. Under the Plan, each such Allowed Priority Tax Claim holder, at the sole option of the applicable Debtor will be entitled to receive on account of such Allowed Priority Tax Claim, in full satisfaction, settlement, release and discharge of and in exchange for such Allowed Priority Tax Claim, (A) equal Cash payments made on the last Business Day of every three month period following the Effective Date, over a period not exceeding six years after the assessment of the tax on which such Claim is based, totaling the principal amount of such Claim plus simple interest on any outstanding balance from the Effective Date calculated at the interest rate available on 90 day United States Treasuries on the Effective Date; (B) such other treatment agreed to by the Allowed Priority Tax Claim holder and the Debtor, provided such treatment is on more favorable terms to the Debtor than the treatment set forth in clause (A) above; or (C) payment in full. The Debtors believe that the aggregate amount of such Priority Tax Claims will not exceed their ability to pay such Claims when they are allowed.

Under the Plan, no holder of an Allowed Priority Tax Claim against a Debtor shall be entitled to any payments on account of any pre-Effective Date interest accrued on or penalty arising after the Petition Date with respect to or in connection with an Allowed Priority Tax Claim. Any such Claim or demand for any such accrued post-petition interest or penalty will be discharged upon Confirmation by section 1141(d)(1) of the Bankruptcy Code, and the Allowed Priority Tax Claim holder shall not assess or attempt to collect such accrued interest or penalty from such Debtor or such Debtor's property.

Singer Brazil is subject to the Singer Brazil Concordata. The Debtors will defer to and rely upon the laws governing the Singer Brazil Concordata with respect to Claims against Singer Brazil that are included in the Singer Brazil Concordata and will not seek to establish or enforce any other priorities or provisions for the allowance or distribution on account of such Claims under the Plan. Accordingly, holders of Priority Tax Claims (if any) against Singer Brazil will (i) if included in the Singer Brazil Concordata, receive the treatment and distributions to which they are entitled pursuant to the Singer Brazil Concordata or (ii) receive the treatment set forth in Section 2.1(b) of the Plan, as applicable, if such Claims are not included in the Singer Brazil Concordata; *provided* that if the conditions set forth in Section 5.5(a) of the Plan are not satisfied, Singer Brazil will be deemed to be a Foreign Jurisdiction Liquidating Debtor in accordance with Section 5.5(b) of the Plan, and holders of Priority Tax Claims against Singer Brazil will be treated in accordance with Section 2.3(b) of the Plan. The Debtors do not believe that there are any material Priority Tax Claims against Singer Brazil.

d. Priority Tax Claims Against Liquidating Entities

Subject to the prior payment in full of any Allowed Administrative Claims and Allowed Other Priority Claims against Singer Furniture, each holder of an Allowed Priority Tax Claim against Singer Furniture will receive, in full satisfaction, settlement, release and discharge of and in exchange for such Allowed Priority Tax Claim, its Pro Rata share of the Net Available Singer Furniture Cash, until such Allowed Priority Tax Claim has been paid in full.

With respect to each Foreign Jurisdiction Liquidating Debtor, the Plan is a liquidating plan. As provided in Section 7.5 of the Plan, each of the Foreign Jurisdiction Liquidating Debtors is or will be subject to a Foreign Liquidation Proceeding, and under the Plan the Debtors will defer to the allowance of Claims and priorities and processes for distributions to creditors of the Foreign Jurisdiction Liquidating Debtors in the Foreign Liquidation Proceedings. Accordingly, holders of Priority Tax Claims (if any) against a Foreign Jurisdiction Liquidating Debtor will receive, in full satisfaction, settlement, release and discharge of and in exchange for such Claims, the recovery provided pursuant to the Foreign Liquidation Proceeding. The Debtors do not believe that there are any material Priority Tax Claims against Foreign Jurisdiction Liquidating Debtors.

2. *Treatment of Classified Claims Against Singer*

a. *Unimpaired Classes of Claims against Singer*

(i) *Class SNV-1 (Miscellaneous Secured Claims)*

Class SNV-1 Claims consist of any Secured Claim against Singer other than a Secured Claim against Singer arising under the DIP Facility. Miscellaneous Secured Claims include Claims secured by liens junior in priority to existing liens, whether by operation of law, contract or otherwise, but solely to the extent of the value, as of the Effective Date, or such other date as is established by the Bankruptcy Court, of such security interest or lien after giving effect to all security interests or liens senior in priority.

On the Effective Date, the legal, equitable and contractual rights of Allowed Class SNV-1 Claim holders will be Reinstated, subject to the provisions of Section 7.1(b) of the Plan. Singer's failure to object to such Miscellaneous Secured Claims in the Chapter 11 Cases will be without prejudice to Reorganized Singer's right to contest or otherwise defend against such Claim in the appropriate forum when and if such Claim is sought to be enforced by the Class SNV-1 Claim holder. Notwithstanding section 1141(c) or any other provision of the Bankruptcy Code, all prepetition liens on property of Singer held by or on behalf of the Class SNV-1 Claim holders with respect to such Claims will survive the Effective Date and continue in accordance with the contractual terms of the underlying agreements with such Claim holders until, as to each such Claim holder, the Allowed Claims of such Class SNV-1 Claim holder are paid in full, subject to the provisions of Section 7.1(b) of the Plan.

(ii) *Class SNV-3 (Other Priority Claims)*

Class SNV-3 Claims consist of Claims other than Administrative Claims and Tax Priority Claims entitled to priority under section 507(a) of the Bankruptcy Code.

On the Effective Date, or as soon as practicable thereafter, each holder of an Allowed Class SNV-3 Claim will receive, in full satisfaction, settlement, release, and discharge of and in exchange for such Claim, (a) Cash equal to the amount of such Allowed Class SNV-3 Claim, or (b) such other treatment as to which Singer or Reorganized Singer and such Claim holder agree upon in writing. Singer believes that the aggregate amount of Other Priority Claims will not exceed Reorganized Singer's ability to pay such Claims.

(iii) *Class SNV-5 (Reinstated Singer Guarantee Claims)*

Class SNV-5 Claims consist of Claims against Singer arising out of certain guaranties issued by Singer with respect to the duties, responsibilities, liabilities or obligations incurred by an Affiliate of Singer listed on Plan Schedule 1.113. This Plan Schedule is not anticipated to include all guaranty Claims against Singer; however, Singer has reserved the right under the Plan to modify Plan Schedule 1.113 at any time prior to the Effective Date to add or subtract guaranty Claims against Singer. On the Effective Date, the legal, equitable and contractual rights of holders of Allowed Class SNV-5 Claims will be Reinstated, subject to the provisions of Section 7.1(b) of the Plan. Singer has provided for the Reinstatement of these guaranty Claims because the primary obligors with respect to such Claims are non-Debtor Affiliates of Singer that, in Singer's business judgment, may encounter significant operational difficulty if the Plan proposed to impair the guaranty Claim of such creditor against Singer, because doing so may cause a default by the non-Debtor Affiliate primarily liable for such debt. Such an occurrence would be highly detrimental to Reorganized Singer's interests in such non-Debtor Affiliates, negatively impacting the value of the Reorganized Singer enterprise and thus the value of the New Common Stock to be distributed to creditors under the Plan. It is expected that the non-Debtor Affiliates primarily responsible for such debts will continue paying such obligations in the ordinary course, rendering it unlikely that the Reinstated Singer Guaranty Claims will be asserted against Reorganized Singer.

Singer's failure to object to such Reinstated Class SNV-5 Claims in the Chapter 11 Cases will be without prejudice to the Reorganized Singer's right, or the right of the Affiliate that is the primary obligor with respect to such Claim, to contest or otherwise defend against any such Claim in the appropriate forum when and if any such Claim is sought to be enforced by a Class SNV-5 Claim holder.

b. *Impaired Classes of Claims against and Interests in Singer*

(i) *Class SNV-2 (PBGC Claims Against Singer)*

Class SNV-2 Claims consist of all Claims of the PBGC against Singer. On the Effective Date, or as soon thereafter as practicable, the PBGC will receive, in full satisfaction, settlement, release and discharge of and in exchange for all PBGC Claims against Singer and all PBGC Claims against other Singer entities, the distributions determined pursuant to Section 5.16(d) of the Plan.

(ii) *Class SNV-4 (General Unsecured Claims Against Singer)*

Class SNV-4 Claims consist of all General Unsecured Claims against Singer, including Singer Guarantee Claims, and excluding Secured Claims, Administrative Claims, Priority Tax Claims, Other Priority Claims, Miscellaneous Secured Claims, Subordinated Securities Claims, Reinstated Singer Guarantee Claims or PBGC Claims against Singer.

On the Effective Date or as soon thereafter as is practicable, the Singer Creditor Trust will receive on behalf of each holder of an Allowed Class SNV-4 Claim, in full satisfaction, settlement, release and discharge of and in exchange for each and every Class SNV-4 Claim, the Trust Assets, to be distributed Pro Rata by the Trustee to holders of Allowed Claims in Class SNV-4 and the PBGC Distribution Claim (subject to the provisions of Section 11.7 of the Plan), at such times and in the manner provided in the Plan or in the Trust Agreement.

(iii) *Class SNV-6 (Subordinated Securities Claims)*

Class SNV-6 Claims consist of Claims against Singer that are subject to subordination pursuant to section 510(b) of the Bankruptcy Code that arise from rescission of, or for damages, reimbursement or contribution with respect to, a purchase or sale of Prepetition Singer Notes and the Old Common Stock of Singer or any other securities of Singer or its Affiliates prior to the Petition Date.

Allowed Class SNV-6 Subordinated Securities Claim holders, if any, will not receive any distribution of property under the Plan on account of such Claims.

(iv) *Class SNV-7 (Interests in Singer)*

Class SNV-7 Interests consist of the rights of any current or former holder or owner of any shares of Old Common Stock of Singer or any other equity securities of Singer authorized and issued prior to the Confirmation Date.

Holders of Allowed Class SNV-7 Interests will not receive any distribution of property under the Plan on account of their Interests, and, on the Effective Date, such Interests will be cancelled.

3. *Treatment of Classified Claims Against Singer Brazil*

Singer Brazil is subject to the Singer Brazil Concordata. If holders of Allowed Brazil Noteholder Claims holding in the aggregate an amount of Allowed Claims equal to or exceeding 80% of the aggregate amount of all Allowed Brazil Noteholder Claims agree to the treatment set forth in Section 5.5(a) of the Plan and execute the Brazil Release Documentation on or before the Effective Date, the Debtors will defer to and rely upon the laws governing the Singer Brazil Concordata with respect to Claims against Singer Brazil that are included in the Singer Brazil Concordata, and will not seek to establish or enforce any other priorities or provisions for the allowance or distribution on account of such Claims under the Plan. Under such circumstances, Claims against and Interests in Singer Brazil will be treated as follows:

a. *Unimpaired Classes of Claims against Singer Brazil*

(i) *Class SBrazil-1 (Brazil Secured and ACC/ACE Claims)*

Class SBrazil-1 Claims consist of Secured Claims against Singer Brazil and Claims against Singer Brazil with a statutory priority in respect of export financing under Brazilian law. Such Claims are not subject to the Singer Brazil Concordata.

On the Effective Date, (a) the legal, equitable or contractual rights of Allowed Class SBrazil-1 Claim holders will be Reinstated or (b) a Class SBrazil-1 Claim holder will receive, in full satisfaction, settlement, release and discharge of and in exchange for such Claim, such treatment as to which Singer Brazil and such Claim holder agree upon in writing, provided such treatment is on more favorable terms to Singer Brazil than Reinstatement. Singer Brazil's failure to object to a Class SBrazil-1 Claim in the Chapter 11 Cases will be without prejudice to Singer Brazil's right to contest or otherwise defend such Claim in the appropriate forum when and if such Claim is sought to be enforced by the Class SBrazil-1 Claim holder. The Debtors believe that the aggregate amount of Secured Claims against Singer Brazil and the aggregate amount of ACC/ACE Claims against Singer Brazil will not exceed Singer Brazil's ability to pay such Claims when they are Allowed.

(ii) *Class SBrazil-5 (Interests in Singer Brazil)*

Class SBrazil-5 Interests consist of the rights of any current or former holder or owner of any shares of Old Common Stock of Singer Brazil or any other equity securities of Singer Brazil authorized and issued prior to the Confirmation Date. On the Effective Date, all Interests in Singer Brazil will be Reinstated.

b. *Impaired Classes of Claims against and Interests in Singer Brazil*

(i) *Class SBrazil-2 (PBGC Claims Against Singer Brazil)*

Class SBrazil-2 Claims consist of all Claims of the PBGC against Singer Brazil. On the Effective Date, or as soon thereafter as practicable, the PBGC will receive, in full satisfaction, settlement, release and discharge of and in exchange for all PBGC Claims, the distributions determined pursuant to Section 5.16(d) of the Plan.

(ii) *Class SBrazil-3 (Claims Against Singer Brazil Subject to the Singer Brazil Concordata)*

Class SBrazil-3 Claims consist of all Claims against Singer Brazil subject to the Singer Brazil Concordata, which was commenced in Brazil by Singer Brazil on or about September 13, 1999.

With respect to allowance and treatment of Class SBrazil-3 Claims, the Debtors will defer to and rely upon the laws governing the Singer Brazil Concordata and will not seek to establish or enforce any other priorities or provisions for the allowance or distribution on account of such Claims under this Plan, and holders of Claims in Class SBrazil-3 shall receive the treatment and distributions to which they are entitled pursuant to the Singer Brazil Concordata.

(iii) *Class SBrazil-4 (Brazil Noteholder Claims)*

Class SBrazil-4 Claims consist of Claims against Singer Brazil arising out of the Brazil Prepetition Notes, which will not be subject to the Singer Brazil Concordata.

On the Effective Date, or as soon thereafter as practicable, and subject to the provisions of Section 9.4(b) of the Plan, each holder of an Allowed Class SBrazil-4 Claim will receive, in full satisfaction, settlement, release and discharge of its Claim against Singer Brazil, (A) a New Singer Brazil Secured Term Note, in the principal amount equal to 25% of the amount of such holder's Allowed Class SBrazil-4 Claim plus a New Singer Brazil Excess Cash Flow Note and (B) a Pro Rata share of $1.2 million in Cash, paid by Singer Brazil 50% on the later of the Effective Date and the approval of such payment by the Singer Brazil Concordata Court and 50% on the 6 month anniversary of the Effective Date; such Cash to be used *first* to pay for reasonable costs and expenses of professionals representing the holders of Allowed Class SBrazil-4 Claims in the Chapter 11 Cases (in full satisfaction of any potential Claims under section 503(b) of the Bankruptcy Code), *second* to be applied to accrued and unpaid interest on the New Singer Brazil Secured Term Notes, and *third* to principal installments of the New Singer Brazil Secured Term Notes in the order of maturity.

If holders of Allowed Brazil Noteholder Claims holding in the aggregate an amount of Allowed Claims equal to or exceeding 80% of the aggregate amount of all Allowed Brazil Noteholder Claims do not agree to and execute the Brazil Release Documentation on or before the Effective Date, Claims against and Interests in Singer Brazil will not be treated as described above. Instead, Singer Brazil will be deemed to be a Foreign Jurisdiction Liquidating Debtor, and Claims against and Interests in Singer Brazil will be treated as described in Section VIII.B.8, which describes the treatment of Claims against and Interests in Foreign Jurisdiction Liquidating Debtors.

4. *Treatment of Classified Claims Against Singer Turkey*

a. *Unimpaired Classes of Claims against Singer Turkey*

(i) *Class STurkey-1 (Claims Against Singer Turkey Other Than Administrative Claims, Priority Tax Claims and PBGC Claims)*

Class STurkey-1 Claims consist of all Claims against Singer Turkey other than Administrative Claims, Priority Tax Claims and PBGC Claims. On the Effective Date, (A) the legal, equitable or contractual rights of an Allowed Class STurkey-1 Claim holder will be Reinstated or (B) a Class STurkey-1 Claim holder will receive, in full satisfaction, settlement, release and discharge of and in exchange for such Claim, such treatment as to which Singer Turkey and such Claim holder agree upon in writing.

(ii) *Class STurkey-3 (Interests in Singer Turkey)*

Class STurkey-3 Interests consist of the rights of any current or former holder or owner of any shares of Old Common Stock of Singer Turkey or any other equity securities of Singer Turkey authorized and issued prior to the Confirmation Date. On the Effective Date, all Interests in Singer Turkey will be Reinstated.

b. *Impaired Classes of Claims Against Singer Turkey*

(i) *Class STurkey-2 (PBGC Claims Against Singer Turkey)*

Class STurkey-2 Claims consist of all Claims of the PBGC against Singer Turkey. On the Effective Date, or as soon thereafter as practicable, the PBGC will receive, in full satisfaction, settlement, release and discharge of and in exchange for all PBGC Claims against Singer Turkey, the distributions determined pursuant to Section 5.16(d) of the Plan.

5. *Treatment of Classified Claims Against Singer U.S.*

a. *Unimpaired Classes of Claims against Singer U.S.*

(i) *Class SUS-1 (Secured Claims other than Singer U.S. Credit Facility Claims)*

Class SUS-1 Claims consist of all Claims against Singer U.S., other than PBGC Claims and Claims arising under the Singer U.S. Credit Facility, that are secured by a security interest in or lien upon the Estate of Singer U.S. to the extent of the value, as of the Effective Date or such other date as is established by the Bankruptcy Court, of such security interest or lien as determined by a Final Order of the Bankruptcy Court pursuant to section 506 of the Bankruptcy Code or as otherwise agreed upon in writing by Singer U.S. and the Claim holder.

On the Effective Date, the legal, equitable and contractual rights of Allowed Class SUS-1 Claim holders will be Reinstated. The failure by Singer U.S. to object to such Secured Claims in the Chapter 11 Cases will be without prejudice to the right of Reorganized Singer U.S. to contest or otherwise defend against such Claim in the appropriate forum when and if such Claim is sought to be enforced by the Class SUS-1 Claim holder. Notwithstanding section 1141(c) or any other provision of the Bankruptcy Code, all prepetition liens on property of Singer U.S. held by or on behalf of the Class SUS-1 Claim holders with respect to such Claims will survive the Effective Date and continue in accordance with the contractual terms of the underlying agreements with such Claim holders until, as to each such Claim holder, the Allowed Claims of such Class SUS-1 Claim holder are paid in full.

(ii) *Class SUS-4 (Other Priority Claims Against Singer U.S.)*

Class SUS-4 Claims consist of Claims against Singer U.S. entitled to priority under section 507(a) of the Bankruptcy Code other than Administrative Claims and Priority Tax Claims.

On the Effective Date, or as soon as practicable thereafter, each holder of an Allowed Class SUS-4 Claim will receive, in full satisfaction, settlement, release, and discharge of and in exchange for such Claim, (A) Cash equal to the amount of such Allowed Class SUS-4 Claim, or (B) such other treatment as to which Singer U.S. and such Claim holder agree upon in writing. The Singer U.S. believes that the aggregate amount of Other Priority Claims will not exceed Reorganized Singer U.S.'s ability to pay such Claims.

b. *Impaired Classes of Claims against and Interests in Singer U.S.*

(i) *Class SUS-2 (PBGC Claims Against Singer U.S.)*

Class SUS-2 Claims consist of all Claims of the PBGC against Singer U.S. On the Effective Date, or as soon thereafter as practicable, the PBGC will receive, in full satisfaction, settlement, release and discharge of and in exchange for all PBGC Claims, the distributions determined pursuant to Section 5.16(d) of the Plan.

(ii) *Class SUS-3 (Singer U.S. Credit Facility Claims)*

Class SUS-3 Claims consist of all Claims arising under that certain Amended and Restated Credit Agreement dated as of October 14, 1997, between Singer U.S. as Borrower, The Bank of Nova Scotia as Agent and the Lenders thereto, as amended, supplemented or otherwise modified prior to the Petition Date.

On the Effective Date, each holder of an Allowed Claim in Class SUS-3 will be paid in full in Cash by receiving, in full satisfaction, settlement, release and discharge of and in exchange for such Claim, its Pro Rata share of (A) proceeds from the New Singer U.S. Exit Financing Facility and (B) Cash in the amount necessary to pay the remaining amount of such Allowed Claims in full.

(iii) *Class SUS-5 (General Unsecured Claims Against Singer U.S.)*

Class SUS-5 Claims consist of Claims against Singer U.S. that are not Secured Claims, Administrative Claims, Priority Tax Claims, Other Priority Claims, Subordinated Securities Claims, Singer U.S. Credit Facility Claims or PBGC Claims against Singer U.S.

On the Effective Date or as soon thereafter as is practicable, each holder of an Allowed Class SUS-5 Claim will receive, in full satisfaction, settlement, release and discharge of and in exchange for each and every Class SUS-5 Claim, its Pro Rata share of 100% of the New Singer U.S. Common Stock available for distribution on the Effective Date, at such times and in the manner provided in the Plan.

(iv) *Class SUS-6 (Interests in Singer U.S.)*

Class SUS-6 Interests consist of the rights of any current or former holder or owner of any shares of Old Common Stock of Singer U.S. or any other equity securities of Singer U.S. authorized and issued prior to the Confirmation Date.

Holders of Allowed Interests in Class SUS-6 will not receive any distribution of property under the Plan on account of their Interests, and, on the Effective Date, such Interests will be cancelled.

6. Treatment of Classified Claims Against Holding Company Debtors

a. Unimpaired Classes of Claims against Holding Company Debtors

(i) Class SHolding-1 (Claims Against Each Holding Company Debtor Other Than Administrative Claims, Priority Tax Claims, and PBGC Claims)

Class SHolding-1 Claims consist of all Claims against each Holding Company Debtor other than Administrative Claims, Priority Tax Claims, and PBGC Claims. The Debtors believe that the aggregate amount of Claims against each Holding Company Debtor other than Administrative Claims, Priority Tax Claims, and PBGC Claims will not exceed any Holding Company Debtor's ability to pay such Claims.

Subject to the Combining Transactions and the provisions of Section 5.16 of the Plan, all Allowed Claims against the Holding Company Debtors will be Reinstated.

(ii) Class SHolding-3 (Interests in each Holding Company Debtor)

Class SHolding-3 Interests consist of the rights of any current or former holder or owner of any shares of Old Common Stock of any Holding Company Debtor or any other equity securities of any Holding Company Debtor authorized and issued prior to the Confirmation Date.

Subject to the Combining Transactions, on the Effective Date, all Interests in the Holding Company Debtors will be Reinstated.

b. Impaired Classes of Claims against Holding Company Debtors

(i) Class SHolding-2 (PBGC Claims Against Each Holding Company Debtor)

Class SHolding-2 Claims, with respect to each Holding Company Debtor, consists of all Claims of the PBGC against such Holding Company Debtor.

On the Effective Date, or as soon thereafter as practicable, the PBGC will receive, in full satisfaction, settlement, release and discharge of and in exchange for all PBGC Claims against each Holding Company Debtor, the distributions determined pursuant to Section 5.16(d) of the Plan.

7. Treatment of Classified Claims Against Singer Furniture (all of which are Impaired)

a. Class SFurniture-1 (Other Priority Claims Against Singer Furniture)

Class SFurniture-1 Claims consist of Claims against Singer Furniture, other than Administrative Claims and Tax Priority Claims, entitled to priority under section 507(a) of the Bankruptcy Code.

On the Effective Date, or as soon as practicable thereafter, each holder of an Allowed Claim in Class SFurniture-1 will receive, in full satisfaction, settlement, release and discharge of and in exchange for such Claim, such Claim holder's Pro Rata share of Net Available Singer Furniture Cash remaining after payment in full of Allowed Administrative Claims against Singer Furniture, until such Claim is paid in full.

b. Class SFurniture-2 (PBGC Claims Against Singer Furniture)

Class SFurniture-2 Claims consist of all Claims of the PBGC against Singer Furniture. On the Effective Date, or as soon thereafter as practicable, the PBGC will receive, in full satisfaction, settlement, release and discharge of and in exchange for all PBGC Claims, the distributions determined pursuant to Section 5.16(d) of the Plan.

c. Class SFurniture-3 (Singer Furniture Loan Guaranty Claims)

Class SFurniture-3 Claims consist of claims against Singer Furniture pursuant to the Guaranty dated as of June 14, 1999 made by Singer Furniture with respect to the Singer U.S. Credit Facility.

On the Effective Date, or as soon as practicable thereafter, each holder of an Allowed Claim in Class SFurniture-3 will receive, in full satisfaction, settlement, release and discharge of and in exchange for such Claim, such Claim holder's Pro Rata share of 15% of the Net Available Singer Furniture Cash remaining after payment in full of Allowed Administrative Claims, Allowed Other Priority Claims and Allowed Priority Tax Claims against Singer Furniture.

d. Class SFurniture-4 (General Unsecured Claims Against Singer Furniture)

Class SFurniture-4 Claims consist of all Claims against Singer Furniture other than Secured Claims, Administrative Claims, Priority Tax Claims, Other Priority Claims, PBGC Claims or Singer Furniture Loan Guaranty Claims.

On the Effective Date, or as soon as practicable thereafter, each holder of an Allowed Claim in Class SFurniture-4 will receive, in full satisfaction, settlement, release and discharge of and in exchange for such Claim, such Claim holder's Pro Rata share of 85% of the Net Available Singer Furniture Cash remaining after payment in full of Allowed Administrative Claims, Allowed Other Priority Claims and Allowed Priority Tax Claims against Singer Furniture.

e. Class SFurniture-5 (Interests in Singer Furniture)

Class SFurniture-5 Interests consist of the rights of any current or former holder or owner of any shares of Old Common Stock of Singer Furniture or any other equity securities of Singer Furniture authorized and issued prior to the Confirmation Date.

Holders of Interests most likely will not receive any distribution of property under the Plan on account of their Interests in Singer Furniture, and, upon the completion of all distribution to holders of Allowed Claims against Singer Furniture, all Interests in Singer Furniture will be cancelled.

8. Treatment of Classified Claims Against Foreign Jurisdiction Liquidating Debtors

As outlined in the Summary of Plan section set forth in the Introduction to this Disclosure Statement, there are eight Foreign Jurisdiction Liquidating Debtors. The Foreign Jurisdiction Liquidating Debtors are Singer Amedo, Singer Australia, Singer Austria, Singer Canada, Singer Export, Singer South Africa, Singer SSMC Germany and Singer Wurselen. Under the Plan, each of the Foreign Jurisdiction Liquidating Debtors is or will be subject to a Foreign Liquidation Proceeding commenced in and under the laws of the jurisdiction of incorporation of each such Foreign Jurisdiction Liquidating Debtor. For Singer Export (and Singer Brazil if it becomes a Foreign Jurisdiction Liquidating Debtor), the Debtors will commence such Foreign Liquidation Proceeding within 1 year of the Effective Date. For all other Foreign Jurisdiction Liquidating Debtors (if their respective Foreign Liquidation Proceeding has not already been commenced), the Debtors will commence a Foreign Liquidation Proceeding not later than 90 days after the Effective Date.

Each Foreign Liquidation Proceeding ultimately will result in the termination of the corporate existence of each Foreign Jurisdiction Liquidating Debtor and will provide for the distribution of assets to stakeholders in each foreign jurisdiction according to the laws of the country of incorporation and not according to the Bankruptcy Code. For certain Foreign Jurisdiction Liquidating Debtors, the Foreign Liquidation Proceedings already have been commenced. See Section VII.C. All Classes with respect to each Foreign Jurisdiction Liquidating Debtor are Impaired.

a. Class-1 (Claims other than Administrative Claims, Priority Tax Claims, and PBGC Claims)

Class-1 Claims with respect to each Foreign Jurisdiction Liquidating Debtor consist of all Claims against such Foreign Jurisdiction Liquidating Debtor other than Administrative Claims, Priority Tax Claims, and PBGC Claims.

Foreign Liquidation Proceedings for each of the Foreign Jurisdiction Liquidating Debtors either have been or will be commenced and pursuant thereto the assets of the Foreign Jurisdiction Liquidating Debtors will be liquidated in accordance with

their respective Foreign Liquidation Proceeding. As set forth in Section 7.5 of the Plan, holders of Claims against the Foreign Jurisdiction Liquidating Debtors will receive distributions pursuant to such Foreign Liquidation Proceedings.

b. Class-2 (PBGC Claims against Foreign Jurisdiction Liquidating Debtors)

Class-2 Claims with respect to each Foreign Jurisdiction Liquidating Debtor consist of all Claims of the PBGC against each Foreign Jurisdiction Liquidating Debtor.

On the Effective Date, or as soon thereafter as practicable, the PBGC will receive, in full satisfaction, settlement, release and discharge of and in exchange for all PBGC Claims against the Foreign Jurisdiction Liquidating Debtors, the distributions determined pursuant to Section 5.16(d) of the Plan.

c. Class-3 (Interests in the Foreign Jurisdiction Liquidating Debtors)

Class-3 Interests with respect to each Foreign Jurisdiction Liquidating Debtor consist of the rights of any current or former holder or owner of any shares of Old Common Stock of any Foreign Jurisdiction Liquidating Debtor or any other equity securities of any Foreign Jurisdiction Liquidating Debtor authorized and issued prior to the Confirmation Date.

On the later of the Effective Date or the completion of the Foreign Liquidation Proceedings for the Foreign Jurisdiction Liquidating Debtors, all Interests in each of the Foreign Jurisdiction Liquidating Debtors will be cancelled.

9. Treatment of Classified Claims Against No Asset Liquidating Debtors (all of which are Impaired)

a. Class NALD-1 (Claims Against Each No Asset Liquidating Debtor other than PBGC Claims)

Class NALD-1 Claims with respect to each No Asset Liquidating Debtor consist of all Claims against such No Asset Liquidating Debtor other than PBGC Claims.

Because the No Asset Liquidating Debtors have no material assets other than shares of capital stock of certain of the Debtors, the Interests of which are being cancelled pursuant to the Plan, holders of Allowed Claims in Class NALD-1 will not receive any distribution of property under the Plan on account of such Claims.

b. Class NALD-2 (PBGC Claims against each No Asset Liquidating Debtor)

Class NALD-2 Claims with respect to each No Asset Liquidating Debtor consist of any Claim of the PBGC against any No Asset Liquidating Debtor.

On the Effective Date, or as soon thereafter as practicable, the PBGC will receive, in full satisfaction, settlement, release and discharge of and in exchange for all PBGC Claims against each No Asset Liquidating Debtor, the distributions determined pursuant to Section 5.16(d) of the Plan.

c. Class NALD-3 (Interests in Each No Asset Liquidating Debtor)

Class NALD-3 Interests with respect to each No Asset Liquidating Debtor consist of the rights of any current or former holder or owner of any shares of Old Common Stock of any No Asset Liquidating Debtor or any other equity securities of any No Asset Liquidating Debtor authorized and issued prior to the Confirmation Date.

On the Effective Date, or as soon thereafter as reasonably practicable, Reorganized Singer will take appropriate actions to wind-up and terminate the corporate existence of each No Asset Liquidating Debtor under the laws of the jurisdiction of incorporation of such respective No Asset Liquidating Debtor, and upon completion of such actions, all Interests in Class NALD-3 will be cancelled.

C. Other Significant Plan Provisions

1. Certain Corporate Restructuring Transactions

a. Creation of Reorganized Singer

As part of the Combining Transactions, on or prior to the Effective Date, Singer USA LLC will form or purchase a new, wholly-owned direct subsidiary incorporated in The Netherlands Antilles ("Newco"). On or prior to the Effective Date, Newco's name will become "Singer N.V." On the Effective Date, all assets and liabilities of Singer USA LLC that are not discharged pursuant to Section 12.2 of the Plan will be contributed by Singer USA LLC to Newco and Retained Actions and all rights of Singer to receive recoveries or distributions from other Debtors or Affiliates of a Debtor or any other third party, under the Plan or otherwise, will be deemed assigned to Newco. After the issuance of the New Common Stock by Reorganized Singer, Singer USA LLC's equity Interests in Newco, and Singer's equity interests in Singer USA LLC will be cancelled. On the Effective Date, Singer USA LLC shall take whatever steps it determines are necessary and appropriate to wind-up and terminate its corporate existence under the laws of Delaware. On the Effective Date, all officers and directors of Singer and Singer USA LLC immediately prior to the Effective Date will resign or will be deemed to have resigned from their respective positions with such entities. Claims and causes of action to be retained by Singer will be assigned to Reorganized Singer.

b. Singer Turkey Restructuring Transaction

Section 7.4 of the Plan provides that, on the Effective Date, Singer Turkey and the Turkey Lenders will enter into and consummate a transaction or series of transactions as set forth on Plan Schedule 1.143. Pursuant to such transaction or series of transactions, among other things, (i) the Claims of the Turkey Lenders against Singer Bermuda will be assigned to Singer Turkey and rescheduled for payment over a seven-year period and (ii) the Turkey Lenders will loan Singer Turkey approximately $16,000,000 (to be repaid over a seven-year period) with approximately $12,000,000 to be utilized to purchase the Claims of the Turkey Lenders against Singer Amedo (which Claims will be assigned to Reorganized Singer) and the balance to be available for the general working capital purposes of Reorganized Singer. All obligations of Reorganized Singer Turkey to the Turkey Lenders will be secured by a mortgage on Singer Turkey's real property in Turkey and will be guaranteed by Singer Bermuda. The Singer Bermuda guaranty will be secured by a lien on the New Common Stock to be distributed under the Plan to Singer Bermuda on account of its Allowed Class SNV-4 Claims as set forth on Plan Schedule 5.16(c). Claims of the Turkey Lenders against Singer on account of guarantees by Singer of such Claims against Singer Amedo and Singer Turkey will be released. It is anticipated that, in order to satisfy certain legal requirements under Turkish and Islamic law, certain of the transactions set forth in the Plan will be structured pursuant to a murabaha sale agreement between the Turkey Lenders, Singer Turkey and Reorganized Singer or an entity designated by Reorganized Singer.

The Plan provides that Singer, Singer Turkey and the Turkey Lenders, as determined by them in their sole discretion, may modify the structure of the Singer Turkey Restructuring Transaction to be entered into pursuant to Section 7.4 of the Plan and enter into any related transactions as necessary or appropriate to effectuate the results described therein, including as necessary or appropriate pursuant to foreign laws or regulations relating to Singer Turkey, Islamic law or other considerations. As discussed above, if the Turkey Lenders do not agree to and enter into the Singer Turkey Restructuring Transaction, Singer Bermuda will commence a Chapter 11 Case and become a Foreign Jurisdiction Liquidating Debtor, and, under certain circumstances, Singer Turkey will become a Foreign Jurisdiction Liquidating Debtor.

c. Singer Mexico Restructuring

Section 7.3 of the Plan provides that, on the Effective Date, Reorganized Singer will purchase from Singer Export the prepetition account receivable in the amount of $12,245,000 owed by Singer Mexicana S.A. de C.V. ("Singer Mexico") to Singer Export. Singer Mexico is not a Debtor. In consideration for such purchase, Singer Export will be granted an Allowed General Unsecured Claim against Singer classified in Class SNV-4 in the same amount.

The Debtors currently are considering various strategic transactions with respect to Singer Mexico. The Debtors believe that the consummation of a strategic transaction with respect to Singer Mexico will be facilitated and the value of such transaction maximized if the restructuring described in the preceding paragraph occurs because Singer will have control over the Singer Mexico payable to Singer Export. Thus, the Debtors believe that this restructuring transaction will inure to benefit Reorganized Singer (which will be owned by the holders of General Unsecured Claims against Singer).

Singer believes that the restructuring of the Singer Mexico payable as described above also is fair to the creditors of Singer Export for two principal reasons. First, Singer Export possesses a net Intercompany Claim against Singer absent such transaction, for which it will be receiving a distribution of New Common Stock pursuant to the Plan. By implementing the restructuring, the Intercompany Claim of Singer Export will increase, thus resulting in a larger distribution of New Common Stock to Singer Export. Maximizing the value of Singer Mexico will benefit all recipients of New Common Stock, which will include creditors of Singer Export. Second, there is a substantial risk that Singer Mexico will not be able to honor its payable obligation to Singer Export. Also, by implementing the restructuring, the risk that Singer Export will receive nothing on account of its intercompany receivable from Singer Mexico is reduced because Singer Export will receive a note from Singer that will provide Singer Export an additional, certain distribution of New Common Stock pursuant to the Plan.

2. Equitable Subordination of Claims held by Akai or Semi-Tech

As set forth in Section 5.16(a) of the Plan, the Debtors will initiate claims litigation to equitably subordinate all Claims held by Akai and all Claims held by Semi-Tech, whether directly or indirectly, pursuant to section 510(c) of the Bankruptcy Code. In the event that such litigation is successful, all such alleged Claims against Singer will be classified in the class of Interests for Singer. The factual and legal bases for the equitable subordination of the Claims of Akai and Semi-Tech will be established in connection with the Debtors' objections to such Claims (as well as the bases for other objections). In the event that any Akai and/or Semi-Tech Claims are not equitably subordinated or otherwise Disallowed, such Claims will be classified in the Class appropriate for such Claims under the Plan.

As set forth in Section VII.F.3, Akai has filed numerous liquidated and unliquidated Claims, and Semi-Tech has filed numerous unliquidated Claims. As a result, if the Claims filed in liquidated amounts against Singer were ultimately to be allowed, such Claims would share Pro Rata in distributions from the Singer Creditor Trust. It is impossible at this time to evaluate the potential impact of the allowance of Claims that were filed in unliquidated amounts.

3. Brazil Noteholder Singer Claims

If the conditions set forth in Section 5.5(a) of the Plan are satisfied, as of the Effective Date (A) each Brazil Noteholder Singer Claim held by the holder of a Brazil Noteholder Claim arising from the Brazil ABC Roma Notes will be deemed to be an Allowed Singer Guarantee Claim in the amount of 75% of such holder's Allowed Brazil Noteholder Claim and with respect to which the Singer Guarantee Claim Reduction Amount will be equal to zero and (B) each Brazil Noteholder Singer Claim held by a holder of a Brazil Noteholder Claim arising from the Brazil Medium Term Notes will be deemed to be an Allowed Singer Guarantee Claim in the amount of 55% of such holder's Allowed Brazil Noteholder Claim and with respect to which the Singer Guarantee Claim Reduction Amount will be zero.

If the conditions set forth in Section 5.5(a) of the Plan are not satisfied, Brazil Noteholder Singer Claims will *not* be deemed to be an Allowed Singer Guarantee Claim under the Plan, Singer will have the right to contest the allowance of each such Brazil Noteholder Singer Claim on any basis it determines appropriate, and such Claims, to the extent they become Allowed Claims (if at all) will be treated in accordance with the provisions of Section 5.1(d)(ii) of the Plan.

4. Intercompany Claims

Section 5.16(c) of the Plan provides that Intercompany Claims (*i.e.*, Claims by a Debtor or an Affiliate of a Debtor against a Debtor) will be Allowed against the applicable Debtor in the amounts set forth on Plan Schedule 5.16(c), and will be entitled to receive distributions under the Plan based upon such Claims from the applicable Debtor. The amounts set forth on Plan Schedule 5.16(c) generally represent, for each Debtor and another Debtor or non-Debtor Affiliate of a Debtor that possess Intercompany Claims against each other, such Intercompany Claims reconciled on a net basis as of the Petition Date. Additional Claims by or against certain Debtors are Allowed under the Plan or pursuant to prior orders of the Bankruptcy Court obtained during the Chapter 11 Cases. In certain instances, the Company has Disallowed, and for additional Intercompany Claims, reserves the right to seek to Disallow, those Intercompany Claims against Singer that appear as book entries on Singer's books and records but do not appear in the relevant Affiliate's books and records or that Singer otherwise believes are not valid. Plan Schedule 5.16(c) reflects the disallowance of an account payable to Singer Brazil reflected on the books and records of Singer, but not reflected on the books and records of Singer Brazil, in the approximate amount of $15.7 million, which Singer and Singer Brazil believe is not valid. Moreover, although the Plan provides for the allowance of Intercompany Claims as set forth on Plan

Schedule 5.16(c), the Plan also contains a number of provisions that effect the distributions to be made on account of Allowed Intercompany Claims depending on a number of factors.

First, pursuant to Section 5.16(c) of the Plan, the Creditors' Committee will have the right until the date of the commencement of the Confirmation Hearing to file objections to the allowance of an Intercompany Claim that is not on account of, related to, in connection with or that did not arise from (a) the provision or purchase of goods or services or (b) financing activities, and any such objections so filed will result in the subject Claims not becoming Allowed Claims under the Plan, but instead remaining subject to resolution as applicable for Disputed Claims generally.

Second, as with third-party Claims, the Plan generally contemplates that holders of Allowed Intercompany Claims against Debtors that are liquidating under the Plan will receive a distribution from the proceeds of such liquidation. Thus, for example, in instances where Singer has a net Intercompany Claim against another Debtor that is liquidating, Singer may participate in the distribution of such Debtor's liquidation proceeds. However, with respect to the Foreign Jurisdiction Liquidating Debtors, the Plan is deferring to the priorities and processes of the applicable Foreign Liquidation Proceeding. In certain Foreign Liquidation Proceedings, the laws governing such proceedings may require the subordination of Intercompany Claims to the Claims of other creditors. Accordingly, the holders of Allowed Intercompany Claims against certain of the Foreign Jurisdiction Liquidating Debtors may not receive any distribution from the proceeds of the applicable Foreign Liquidation Proceeding.

Third, as with third-party Claims, the Plan provides that holders of Allowed Intercompany Claims against Singer will be classified in Class SNV-4, and will be entitled to receive the distributions of the New Common Stock and other Trust Assets provided therefor. As described in greater detail in Section VIII.H.6, however, the Plan provides various mechanisms to govern and facilitate the distribution of New Common Stock on account of such Intercompany Claims and guard against the potential violation of foreign laws concerning the ability of a subsidiary to own an equity interest in its parent company.

One such mechanism requires the Trustee to create a reserve account to hold the New Common Stock that otherwise would be distributed to Foreign Jurisdiction Liquidating Debtors on account of their respective Class SNV-4 Claims. The Trustee will hold this New Common Stock in reserve until such time as the local administrator for the applicable Foreign Liquidation Proceeding (or New Singer Management Company if the Foreign Liquidation Proceeding has not been commenced) directs the Trustee to distribute such stock directly to the applicable Foreign Jurisdiction Liquidating Debtor's creditors, rather than the Foreign Jurisdiction Liquidating Debtors themselves. In the aggregate, the shares of New Common Stock estimated to be held in this reserve are estimated to constitute approximately 9% of all New Common Stock to be placed in the Singer Creditor Trust.

The second such mechanism requires the Trustee to create a separate reserve account to hold the New Common Stock that otherwise would be distributed to Ongoing Singer Affiliates on account of their respective Class SNV-4 Claims. This stock will not be distributed, but instead will be sold when Reorganized Singer instructs the Trustee to do so. This mechanism was created because Ongoing Singer Affiliates are not liquidating and thus not distributing their respective assets to their respective creditors. The Trustee will distribute the proceeds of such sales to the relevant Ongoing Singer Affiliates, which can be used for general corporate purposes. The Plan provides that this New Common Stock must be liquidated no later than the third anniversary of the Effective Date and the Company intends to liquidate such stock over time in a manner designed to maximize the proceeds therefrom. In the aggregate, the shares of New Common Stock estimated to be held in this reserve are estimated to constitute approximately 20% of all New Common Stock to be placed in the Singer Creditor Trust.

Finally, the Plan also contains a provision relating to the distribution of New Common Stock to Holding Company Debtors or non-Debtor Affiliates that are holding companies that have no material creditors, on account of their respective Allowed Intercompany Claims against Singer. This provision provides that, as additional consideration to be provided to non-insider creditors of Singer, Holding Company Debtors or non-Debtor Affiliates that are holding companies without material creditors will *not* participate in distributions of Trust Assets. By excluding holders of this category of Intercompany Claims from the distribution of Trust Assets, the Plan essentially provides that all such distributions instead will be distributed Pro Rata to other beneficiaries of the Singer Creditor Trust. In addition, any New Common Stock ultimately received by Singer on account of distributions of New Common Stock from the Singer Creditor Trust under the Plan will be contributed by Singer to the Singer Creditor Trust (other than as a result of the Singer Turkey Restructuring Transaction and the transactions involving Singer Export).

5. Post-Effective Date Compensation and Reporting Requirements

After the Effective Date, the Foreign Representatives, who will continue to be represented by their counsel, Bingham Dana LLP, or such other counsel as they may reasonably select, will continue to serve as the Bankruptcy Court's officially appointed representatives of the Reorganized Debtors and the Debtors' estates in foreign countries and as the Bankruptcy Court's emissaries to other courts or tribunals in order to seek to coordinate and harmonize the Debtors' or Reorganized Debtors' actions in the Chapter 11 Cases and under this Plan with any Foreign Liquidation Proceedings or any other foreign proceedings with respect to any of the Debtors or other Affiliates of Singer. As part of their post-Effective Date duties, the Foreign Representatives will work with the Reorganized Debtors and the Singer Creditor Trust (to the extent applicable) to establish International Protocols or agreements with courts or tribunals in foreign jurisdictions as may be necessary and appropriate to carry out the terms and provisions of the Plan and in accordance with the provisions of the Foreign Representatives Order, consulting with and utilizing, as the Foreign Representatives deem appropriate, in their sole discretion, the Model Law on Cross-Border Insolvency originally published in 1997 by the United Nations Commission on International Trade Law ("UNCITRAL") and such other model laws, statutes, conventions, court-approved protocols and other cross-border cooperation guidelines as may be of assistance under the circumstances.

On a quarterly basis after the Effective Date, the Trustee of the Singer Creditor Trust and the Foreign Representatives will submit quarterly status reports to the Bankruptcy Court and Reorganized Singer, providing a comprehensive summary of the activity of the reporting party during the previous quarter. The Trustee's report will include a summary of cash receipts and disbursements of the Singer Creditor Trust, a summary of the distribution of the New Common Stock and such other information as the Trustee deems appropriate for inclusion or as reasonably requested by the Bankruptcy Court. With respect to the Foreign Representatives' report, such report will include a summary of the status of each Foreign Liquidation Proceeding and the disbursements and distributions made to creditors in such proceedings (to the extent reasonably known by the Foreign Representatives), as well as any other information which the Foreign Representatives deem appropriate for inclusion or as reasonably requested by the Bankruptcy Court.

After the Effective Date, the Trustee, the Trustee's Professionals, the Foreign Representatives and any professionals retained by the Foreign Representatives will receive compensation and reimbursement of expenses as described in Section 14.3 of the Plan. On or before the last day of each month following the month for which compensation is sought, each such party will serve a monthly statement upon Reorganized Singer, the Trustee and the Trust Advisory Board, as applicable. Each person receiving such a statement will have 15 days from the date such statement is received to review the statement and object to such statement by serving an objection setting forth the precise nature of the objection and the amount at issue on the parties listed above in this paragraph, as applicable. At the expiration of such fifteen day period, the Singer Creditor Trust, in the case of the Trustee or any Trustee Professional, and Reorganized Singer, in the case of the Foreign Representatives or any Professionals retained by the Foreign Representatives, will promptly pay 100% of the amounts requested, except for the portion of such fees and disbursements to which an objection has been made. The parties will attempt to consensually resolve objections, if any, to any monthly statement. In the event that the parties are unable to reach a consensual resolution of any such objection, the party who received an objection to its fees may seek payment of such fees by filing a motion with the Bankruptcy Court and providing notice to the parties listed above in this paragraph. Any professional who fails to submit a monthly statement will be ineligible to receive further payment of fees and expenses as provided herein until such time as the monthly statement is submitted.

6. Transfer of Third Party Shares Held By Singer Furniture

The Plan provides for the liquidation of Singer Furniture. Accordingly, the assets of Singer Furniture will be liquidated and the proceeds of such liquidation will be distributed to the creditors of Singer Furniture in accordance with the provisions of the Plan. Included among the assets of Singer Furniture are the shares of capital stock in Nu-Woods, Inc. and Southeastern Adhesive Company, Inc. held by Singer Furniture (the "Singer Furniture Third Party Shares"). Prior to the Petition Date, Singer Furniture determined to dispose of the Singer Furniture Third Party Shares and actively sought to locate a third party interested in purchasing such shares. Despite diligent efforts, Singer Furniture has not been able to identify a buyer for such shares to this date. As a result of these efforts, the Debtors believe that such shares do not possess any value for the Estate of Singer Furniture and have determined to transfer the Singer Furniture Third Party Shares to Reorganized Singer, or any Affiliate designated by Reorganized Singer, pursuant to Section 7.6 of the Plan.

D. Description of Securities to Be Issued in Connection with the Plan

The articles of incorporation of Reorganized Singer, and the articles of incorporation and bylaws for each of the other Reorganized Debtors, will be created or amended as necessary to satisfy the provisions of the Plan and the Bankruptcy Code. The articles of incorporation of Reorganized Singer and Reorganized Singer U.S. will, among other things: (1) authorize twenty million shares of New Common Stock and two million shares of New Singer U.S. Common Stock, respectively, $0.01 par value per share (of which up to eight million shares of New Common Stock (excluding shares with respect to conversion of the New Preferred Stock or any options or grants with respect to management of Reorganized Singer or reorganization bonuses) and one million shares of New Singer U.S. Common Stock will be issued under the Plan), and (2) authorize the New Preferred Stock and (3) provide, pursuant to section 1123(a)(6) of the Bankruptcy Code, for (a) a provision prohibiting the issuance of non-voting equity securities, and, if applicable, (b) a provision as to the classes of securities issued pursuant to the Plan or thereafter possessing voting power, for an appropriate distribution of such power among such classes, including, in the case of any class of equity securities having a preference over another class of equity securities with respect to dividends, adequate provisions for the election of directors representing such preferred class in the event of default in the payment of such dividends. The forms of restated articles of incorporation of Reorganized Singer and Reorganized Singer U.S. are attached as part of Exhibit F to the Plan and the form of bylaws of Reorganized Singer U.S. is attached as Exhibit G to the Plan. Any modification to the articles of incorporation of Reorganized Singer and Reorganized Singer U.S. as originally filed may be filed after the Confirmation Date and may become effective on or prior to the Effective Date or within ten days thereafter.

On the Effective Date, except as otherwise provided for in the Plan, (a) the Existing Securities (which are comprised of the Old Common Stock of Singer, the Old Preferred Stock of Singer, the Prepetition Singer Notes and the Brazil Prepetition Notes) and any other note, bond, indenture, or other instrument or document evidencing or creating any indebtedness or obligation of the Debtors, except such notes or other instruments evidencing indebtedness or obligations of the Debtors that are Reinstated under the Plan, will be cancelled, and (b) the obligations of, and/or Claims against, the Debtors under, relating or pertaining to any agreements, indentures or certificates of designations governing the Existing Securities and any other note, bond, indenture or other instrument or document evidencing or creating any indebtedness or obligation of the Debtors, except such notes or other instruments evidencing indebtedness or obligations of the Debtors that are Reinstated under the Plan, as the case may be, shall be released and discharged; provided, however, that each indenture or other agreement that governs the rights of the Claim holder and that is administered by an indenture trustee, an agent or a servicer shall continue in effect solely for the purposes of allowing such indenture trustee, agent or servicer to make the distributions to be made on account of such Claims under the Plan as provided in Article IX of the Plan and with respect to rights solely between the Claim holders and the respective indenture trustees, agents or servicers (such as an indenture trustee charging liens); provided, further, that the provisions of this proviso shall not affect the discharge of the Reorganized Debtors' liabilities under the Bankruptcy Code and the Confirmation Order or result in any expense or liability to the Reorganized Debtors.

1. *New Common Stock of Reorganized Singer*

On or before the Effective Date, Reorganized Singer will issue for distribution in accordance with the terms of the Plan the New Common Stock to the Trustee for the benefit of holders of Allowed Claims in Class SNV-4 and the PBGC Distribution Claim. All shares of the New Common Stock, when issued pursuant to the Plan, will be fully paid and nonassessable.

Subject to the preferential rights of the New Preferred Stock and to any restrictions on payment of dividends imposed by the Exit Financing Facility or any future credit facility, the holders of New Common Stock will be entitled to such dividends (whether payable in cash, property or capital stock) as may be declared from time to time by the Board of Directors of Reorganized Singer from funds, property or stock legally available therefor, and will be entitled, after payment of all prior Claims (including those of the holders of the New Preferred Stock), to receive on a Pro Rata basis all assets of Reorganized Singer upon the liquidation, dissolution or winding up of Reorganized Singer. Holders of New Common Stock have no redemption, conversion or preemptive rights to purchase or subscribe for securities of Reorganized Singer.

The respective holders of New Common Stock shall vote on all matters as a single class and each holder of New Common Stock shall be entitled to one vote for each share of the New Common Stock that it owns. Holders of New Common Stock will not have cumulative voting rights.

2. *New Preferred Stock of Reorganized Singer*

As part of the settlement with the PBGC embodied in the Plan, Reorganized Singer will issue for distribution under the Plan to the PBGC the New Preferred Stock. The New Preferred Stock will have a ten year term, with a 4% per annum dividend rate from the Effective Date until the fourth anniversary thereof, a 6% per annum dividend rate for the next successive three years, and an 8% per annum dividend rate for the remaining term. Dividends with respect to the New Preferred Stock may be paid annually in cash by Reorganized Singer or at its option, may be accrued; provided that Reorganized Singer may not pay cash dividends with respect to New Common Stock in any given year unless the New Preferred Stock dividends accrued and unpaid to date are also paid in cash. The New Preferred Stock has an aggregate liquidation preference of $20 million, plus accrued and unpaid dividends.

The New Preferred Stock is convertible into New Common Stock at any time at the PBGC's option at a price equal to 120% of the mid-point of the value of the New Common Stock set forth in this Disclosure Statement (the "Disclosure Statement Share Price"). In addition, Reorganized Singer may force conversion of the New Preferred Stock at 120% of the Disclosure Statement Share Price at any time after the first anniversary of the Effective Date if the New Common Stock trades at or above 125% of the Disclosure Statement Share Price for 20 consecutive trading days. Finally, the New Preferred Stock will be redeemable by the issuer at the following times at the following percentages of the accrued value in cash at any time upon 30 days notice: (a) from the Effective Date until the 18 month anniversary thereof – 75%; (b) for the next successive 18 months – 85%; (c) for the next successive 12 months – 90%; and (d) thereafter – 100%.

3. *New Singer Brazil Secured Term Notes and New Singer Brazil Excess Cash Flow Notes*

New Singer Brazil Term Notes and New Singer Brazil Excess Cash Flow Notes will only be issued if holders of 80% of aggregate Brazil Noteholder Claims execute the Brazil Release Documentation; if not, the Plan provides for Singer Brazil to become a Foreign Jurisdiction Liquidating Debtor, in which case the New Singer Brazil Term Notes and New Singer Brazil Excess Cash Flow Notes will not be issued.

New Singer Brazil Secured Term Notes consist of promissory notes issued by Singer Brazil on the Effective Date (a) secured ratably with all other New Singer Brazil Secured Term Notes by the collateral listed on Plan Schedule 1.79, (b) maturing 5 years after the Effective Date, (c) with 20% amortization at the end of each of years 2 - 4 and 40% due at the end of year 5, and accruing interest at the rate of 10% per annum and (d) with a provision for mandatory prepayment from the net proceeds of the sale of such collateral, applied first to accrued and unpaid interest and then to principal installments in the order of maturity.

Interest on the New Singer Brazil Secured Term Notes is payable semi-annually in arrears commencing on the second anniversary of the Effective Date, with interest for the first two years added to principal. Singer Brazil will use its best efforts to sell the real estate collateral securing the New Singer Brazil Secured Term Notes by the second anniversary of the Effective Date, but may not sell such real estate for less than $15 million (gross) without the consent of the new director of Singer Brazil to be named by the representatives of the majority of the Brazil Noteholder Claims (which director shall be named not later than 5 days before the Confirmation Hearing and shall be reasonably acceptable to Singer).

The New Singer Brazil Excess Cash Flow Notes consist of promissory notes issued by Singer Brazil on the Effective Date (a) that are secured ratably with all other New Singer Brazil Excess Cash Flow Notes by the collateral listed on Plan Schedule 1.79, (b) maturing 7 years after the Effective Date and (c) that have no stated principal amount or interest rate and that are non-recourse to Singer Brazil. The New Singer Brazil Excess Cash Flow Notes will be paid from the excess cash flow of Singer Brazil on an annual basis commencing at the end of the first fiscal year ending after the first anniversary of the Effective Date, in an amount equal to 50% of Excess Cash Flow (as defined in Plan Schedule 1.79) in excess of $1.75 million. The New Singer Brazil Excess Cash Flow Notes also will be payable from a portion of certain proceeds from a sale or refinancing (if any) of the collateral securing such notes, as more specifically set forth on Plan Schedule 1.79.

Singer and Singer Brazil, with the consent of the representatives of the majority of the Brazil Prepetition Notes, may modify the structure of the securities described above and the other provisions of the agreement in principle set forth in Plan Schedule 1.79, as necessary or appropriate in consideration of Brazilian law, tax or other considerations.

On or before the date that distributions are first made by the Disbursing Agent with respect to holders of Allowed Claims in Class SBrazil-4, each holder of an instrument evidencing a Claim on account of a Brazil Prepetition Note (a "Brazil

Certificate") must surrender such Brazil Certificate to the Disbursing Agent and such Certificate will be cancelled. No distribution of property hereunder will be made to or on behalf of any such Claim holder unless and until (i) such Brazil Certificate is received by the Disbursing Agent or the unavailability of such Brazil Certificate is reasonably established to the satisfaction of the Disbursing Agent and (ii) the holder of such Claim executes the Brazil Release Documentation. Any such Claim holder who fails to surrender or cause to be surrendered such Brazil Certificate or fails to execute and deliver the Brazil Release Documentation prior to the Effective Date, will be deemed to have forfeited all rights and Claims in respect of such Brazil Certificate and will not participate in any distribution hereunder, and all property in respect of such forfeited distribution, including interest accrued thereon, will revert to Singer Brazil.

4. New Singer U.S. Common Stock

On or before the Effective Date, Singer U.S. will issue for distribution in accordance with the terms of the Plan the New Singer U.S. Common Stock to the Disbursing Agent for the benefit of holders of Allowed Claims in Class SUS-5. The issuance of the New Singer U.S. Common Stock and the distribution thereof to holders of Allowed Claims in Class SUS-5 shall be exempt from registration under applicable securities laws pursuant to section 1145(a) of the Bankruptcy Code.

E. Registration Rights with Respect to New Common Stock, Securities Exchange Listing and Reporting Requirements

The New Common Stock and the New Singer U.S. Common Stock shall be exempt from registration under applicable United States securities laws pursuant to section 1145(a) of the Bankruptcy Code. Without limiting the effect of section 1145 of the Bankruptcy Code, Reorganized Singer will (not earlier than the first anniversary of the Effective Date) enter into a Registration Rights Agreement with each Claim holder (not including the Singer Creditor Trust) (1) who by virtue of holding New Common Stock to be distributed under the Plan and/or its relationship with Reorganized Singer could reasonably be deemed to be an "affiliate" (as such term is used within the meaning of applicable securities laws) of Reorganized Singer and (2) who requests in writing that Reorganized Singer execute such agreement. Drafts of the Registration Rights Agreement will be filed by Singer with the Bankruptcy Court no later than the Exhibit Filing Date. The Registration Rights Agreement will contain certain shelf, demand and piggyback registration rights for the benefit of the signatories thereto.

The Plan provides that Reorganized Singer will use reasonable efforts to list the New Common Stock on either a national securities exchange or for quotation on a national automated inter-dealer quotation system in the United States, the Singapore Stock Exchange or another stock exchange in a jurisdiction, as determined by Singer (in consultation with the Creditors' Committee) prior to the Confirmation Hearing. Persons receiving distributions of New Common Stock, by accepting such distributions, will have agreed to cooperate with Reorganized Singer's reasonable requests to assist Reorganized Singer in its efforts to list the New Common Stock on a securities exchange or quotation system, which assistance may include, without limitation, the commercially reasonable disposition of a limited amount of New Common Stock to the extent necessary to comply with the listing requirements of the applicable securities exchange or quotation system.

Singer shall determine on which stock exchange it will seek to list the New Common Stock prior to the commencement of the Confirmation Hearing. Singer's determination as to on which stock exchange the New Common Stock should be listed will be based upon a number of factors. First, each stock exchange has a number of requirements for listing, and Reorganized Singer must be able to satisfy those listing requirements. Second, Singer will consider factors related to future liquidity and value, such as the ability for a market to be made in the New Common Stock, historic trading multiples for stocks on different exchanges, and the impact that a listing on a particular stock exchange may have with respect to potential future equity investments in the Company.

For a period of five (5) years after the Effective Date, whether or not Reorganized Singer is subject to Section 13(a) or 15(d) of the Exchange Act, or any successor provision thereto, it will file with the SEC (unless the SEC will not accept such a filing) (i) all annual financial information that would be required to be contained in a filing with the SEC on Form 20-F if Reorganized Singer were required to file such form, including a "Management's Discussion and Analysis of Financial Condition and Results of Operations" and a report of Reorganized Singer's certified independent accountants, (ii) quarterly reports containing unaudited financial statements and financial information, including a "Management's Discussion and Analysis of Financial Condition and Results of Operations," for the first three quarters of each fiscal year which quarterly financial statements will be prepared in accordance with generally accepted accounting principles in the United States ("GAAP") and (iii) all reports that would be required to be filed with the SEC on Form 6-K if Reorganized Singer were required to file such form. Reorganized

Singer will furnish and file with the SEC such annual financial information within 90 days after the end of each fiscal year and such quarterly reports within 60 days after the end of each of the first three fiscal quarters of each year. These obligations will be deemed satisfied if Reorganized Singer is required under the Exchange Act to file annual and quarterly reports on forms 10-K and 10-Q.

F. Post-consummation Operations of the Debtors

1. Reorganized Debtors

Subject to the Combining Transactions, each of the Reorganizing Debtors will continue to exist after the Effective Date as a separate corporate entity, with all the powers of a corporation under applicable law in the jurisdiction in which it is incorporated and pursuant to the certificate of incorporation and bylaws in effect prior to the Effective Date, except to the extent such certificate of incorporation and bylaws are amended by the Plan, without prejudice to any right to terminate such existence (whether by merger or otherwise) under applicable law after the Effective Date.

a. Officers and Board of Directors of Reorganized Singer

The following is a list of Singer's executive officers and their positions with Singer as of June 22, 2000.

Name	
Stephen H. Goodman	President and Chief Executive Officer
Sinniah Ramanathan	Senior Vice President and Chief Financial Officer
Phillip A. Watson	Counsel
Antonio Costa	Vice President, Europe
Joseph Von Ehr	Regional Controller, Americas
Robert S. Turnbull	Vice President, Manufacturing
James P. Kelly	Vice President, Asia I
Kamal Shah	Vice President, Asia II
John Sutherland	Treasurer
Baqi Muhammed-Ally	Secretary

(i) Officers

Unless otherwise disclosed at or prior to the Confirmation Hearing, the existing senior officers of Singer will serve initially in the same capacities after the Effective Date for Reorganized Singer.

(ii) Board of Directors

The initial board of directors of Reorganized Singer will consist of seven directors. Such board of directors will be divided into Class I, Class II, and Class III, with Class I consisting of two directors, Class II consisting of three directors and Class III consisting of two directors. The Creditors' Committee will be entitled to appoint all Class I directors, two Class II directors and one Class III director. The Chief Executive Officer will be one of the two Class III directors and will be entitled to appoint a Class II director. All of the selected directors must be reasonably acceptable to the Chief Executive Officer and the Creditors' Committee. The Chief Executive Officer will serve as Chairman of the board of directors. The Persons designating board members will file with the Bankruptcy Court and give to Singer written notice of the identities of such members on a date that is not less than five days prior to the Confirmation Hearing; <u>provided</u>, <u>however</u>, that if and to the extent that the Creditors' Committee fails to file and give such notice, Singer will designate the members of the board of directors of the Reorganized Singer by announcing their identities at the Confirmation Hearing. The boards of directors of the remaining Reorganized Debtors (other than Reorganized Singer U.S.) will consist of directors as determined by Reorganized Singer on the Effective Date or thereafter.

Board members will serve an initial term for a period from the Effective Date through the date of the annual meeting that first occurs after a date that is (i) with respect to Class I directors, one year after the Effective Date; (ii) with respect to Class II directors, two years after the Effective Date; and (iii) with respect to Class III directors, three years after the Effective Date. Thereafter, and subject to Reorganized Singer's rights to amend its bylaws, directors shall serve three year terms (with such subsequent terms subject to election by shareholder vote), regardless of their classification, with each such term expiring at the conclusion of the next annual meeting of shareholders. Until the first annual meeting of shareholders of Reorganized Singer after the Effective Date, any vacancy in the directorship originally (i) selected by the Creditors' Committee will (A) in the case of the resignation of such director, be filled by a person designated by such director as his/her replacement to serve out the remainder of the applicable term and (B) in all other cases, by a person designated by the Trust Advisory Board; and (ii) selected by the Chief Executive Officer, will be filled by a person designated by the Chief Executive Officer to serve out the remainder of the applicable term.

b. Officers and Board of Directors of Reorganized Singer U.S.

The following is a list of the executive officers of Singer U.S. and their positions with Singer U.S. as of June 22, 2000.

Name	
Thomas W. Noering	President
W. Keith Burke	Vice President of Finance
Michael T. Ferris	Vice President
Stephen H. Goodman	Director; Assistant Secretary
John Sutherland	Director; Assistant Secretary

(i) Officers

Unless otherwise disclosed at or prior to the Confirmation Hearing, the existing senior officers of Singer U.S. will serve initially in their current capacities after the Effective Date for Reorganized Singer U.S.

(ii) Board of Directors

On the Effective Date, pursuant to the Plan the term of the current members of the board of directors of Singer U.S. will expire. The initial board of directors of Reorganized Singer U.S. will consist of five directors. Such board of directors will be divided into Class I and Class II, with Class I consisting of two directors and Class II consisting of three directors. The Chief Executive Officer of Reorganized Singer and the Creditors' Committee will each be entitled to appoint a Class I director and a Class II director, and the other Class II director will be appointed by the Agent under the New Singer U.S. Exit Financing Facility. The Persons designating board members will file with the Bankruptcy Court and give to Singer U.S. written notice of the identities of such members on a date that is not less than five days prior to the Confirmation Hearing; provided, however, that if and to the extent that the Creditors' Committee or the Agent of the New Singer U.S. Exit Financing Facility fails to file and give such notice, Singer U.S. will designate the members of the board of directors of Reorganized Singer U.S. by announcing their identities at the Confirmation Hearing.

Board members will serve an initial term for a period from the Effective Date through the date of the annual meeting that first occurs after a date which is (i) with respect to Class I directors, one year after the Effective Date and (ii) with respect to Class II directors, two years after the Effective Date. Thereafter, and subject to the rights of Singer U.S. to amend its bylaws, directors will serve two year terms (with such subsequent terms subject to election by shareholder vote), regardless of their classification, with each such term expiring at the conclusion of the next annual meeting of shareholders. Until the first annual meeting of shareholders of Reorganized Singer U.S. after the Effective Date, any vacancy in the directorship originally (i) selected by the Creditors' Committee will (A) in the case of the resignation of such director, be filled by a person designated by such director as his/her replacement to serve out the remainder of the applicable term and (B) in all other cases, by a person designated by Trust Advisory Board; (ii) selected by the Chief Executive Officer, will be filled by a person designated by the Chief Executive Officer to serve out the remainder of the applicable term; and (iii) selected by the Agent for the New Singer U.S.

Exit Financing Facility, will be filled by a person designated by the Agent to the New Singer U.S. Exit Financing Facility to serve out the remainder of the applicable term.

c. *Singer U.S. License, Distribution and Management Agreement*

Pursuant to the Plan, Interests in Singer U.S. will be cancelled, and New Singer U.S. Common Stock will be distributed to the general unsecured creditors of Singer U.S. Thus, on the Effective Date, Singer U.S. will no longer be a wholly owned subsidiary of Singer, but, on account of Singer's Allowed Intercompany Claims against Singer U.S., Singer and certain Affiliates will receive approximately 45% of the New Singer U.S. Common Stock distributed pursuant to the Plan (after taking into account shares of Singer U.S. New Common Stock anticipated to be sold by certain Affiliates).

The Plan also provides that, on the Effective Date, Reorganized Singer or an Affiliate designated by Reorganized Singer will enter into the Singer U.S. License, Distribution and Management Agreement with Reorganized Singer U.S. Pursuant to such Agreement, Reorganized Singer (or an Affiliate or Affiliates designated by Reorganized Singer) will agree to license the SINGER® Trademark, provide the right to distribute certain Singer products in the United States and provide certain management services, to Reorganized Singer U.S., for a five year period. Thus, the future business of Reorganized Singer U.S. with Reorganized Singer (including the right to utilize the SINGER® trademark and distribute Singer products) will be based entirely on the contractual rights created by the Singer U.S. License, Distribution and Management Agreement. In addition, the terms of such agreement will allow its termination by Reorganized Singer upon the occurrence of a number of factors, and Reorganized Singer will have no obligation to continue to utilize Reorganized Singer U.S. as its United States distributor of Singer products for any set period of time other than pursuant to such Agreement. *See* <u>*Section IX.L*</u> *for a discussion of certain factors to be considered with respect to the Plan of Singer U.S.*

2. *Non-Debtor Singer Affiliates that are not Subject to the Chapter 11 Cases and are not Subject to or Affected by the Plan*

There are numerous Affiliates of Singer and other Debtors that are not Debtors in these Chapter 11 Cases. As set forth in detail herein, the operations of such non-Debtor Affiliates are significant assets of the Debtors' estates. Accordingly, the continued existence, operation and ownership of such non-Debtor Affiliates is a central component of the Reorganizing Debtors' businesses, and as set forth in Section 12.1 of the Plan, subject to the Combining Transactions, all of the Debtors' equity interests and other property interests in such non-Debtor Affiliates will revest in the applicable Debtor or its successor on the Effective Date.

3. *New Singer Management Company*

Singer USA LLC has designated Singer Liquidation Management Company N.V., a wholly owned, Netherlands Antilles subsidiary ("New Singer Management Company"), to manage the liquidation and collection of the assets of or for (a) Singer Furniture and (b) prior to the commencement of a Foreign Liquidation Proceeding, each Foreign Jurisdiction Liquidating Debtor, as contemplated in the Plan. New Singer Management Company also may be designated by Singer USA LLC prior to the Effective Date, or Reorganized Singer after the Effective Date, in its sole discretion, to manage the liquidation of any non-Debtor Affiliate of a Debtor. New Singer Management Company will manage the liquidation and collection of assets of each such entity in a manner reasonably designed to maximize the value of the assets of each such entity as determined by New Singer Management Company in its sole discretion. As compensation for its services, New Singer Management Company will receive a fee in the amount of 10% of the net cash proceeds obtained by New Singer Management Company for each such entity from the liquidation or collection of its assets, in the case of Debtor Affiliates to be paid on the Effective Date and periodically thereafter as determined by New Singer Management Company in its sole discretion.

4. *Foreign Jurisdiction Liquidating Debtors.*

(a) Each of the Foreign Jurisdiction Liquidating Debtors is or will be subject to a Foreign Liquidation Proceeding commenced in and under the laws of the jurisdiction of incorporation of each such Foreign Jurisdiction Liquidating Debtor. For any Foreign Jurisdiction Liquidating Debtor with respect to which a Foreign Liquidation Proceeding has not been commenced as of the date of this Plan, the Debtors will commence a Foreign Liquidation Proceeding with respect to such Foreign Jurisdiction Liquidating Debtor at any time in their sole discretion, but not later than 90 days after the Effective Date subject to

local law (except that the Foreign Jurisdiction Liquidating Proceedings for Singer Export and, if necessary, Singer Brazil, may be commenced up to one (1) year after the Effective Date).

(b) With respect to allowance and classification of Claims against and the distribution of assets of each Foreign Jurisdiction Liquidating Debtor, the Debtors will defer to and rely upon the laws governing the Foreign Liquidation Proceeding of such Foreign Jurisdiction Liquidating Debtor and will not seek to establish or enforce any other priorities or provisions for the allowance or distributions on account of such Claims under the Plan. The Debtors reserve the right to seek at any time prior to the commencement of a Foreign Liquidation Proceeding with respect to a Foreign Jurisdiction Liquidating Debtor, in furtherance of the implementation of the Plan, entry of an Order from the Bankruptcy Court authorizing the Foreign Jurisdiction Liquidating Debtor (through New Singer Management Company) to commence distributions to holders of Claims against such Foreign Jurisdiction Liquidating Debtor, pursuant to such Order.

5. *Employment, Retirement, Indemnification and Other Agreements and Incentive Compensation Programs*

To the extent that any of the Debtors have in place as of the Effective Date employment, retirement, indemnification and other agreements with their respective directors, officers and employees, or retirement income plans, welfare benefit plans and other plans for such Persons, such agreements, programs and plans will be deemed rejected as of the Effective Date pursuant to section 365 of the Bankruptcy Code; provided that, on and after the Effective Date, the agreements, programs and plans set forth on Plan Schedule 8.2 will be assumed pursuant to section 365 of the Bankruptcy Code.

On the Effective Date, the employment contract of Mr. Stephen Goodman, the Chief Executive Officer, shall be assumed as amended. The principal terms of Mr. Goodman's contract were negotiated with the Creditors' Committee. Mr. Goodman's contract will have a term of two years, with an annual base salary of $650,000. Mr. Goodman will be entitled to receive a bonus for the first year equal to 3.5% of the Company's net income in excess of $13 million (with a guaranteed minimum of $200,000) and for the second year equal to 3.5% of the Company's net income in excess of $15 million (with no guaranteed minimum). Mr. Goodman will be entitled to severance equal to the balance of salary owing under the contract plus any guaranteed bonus, and other usual and customary benefits.

After the Effective Date, the Reorganized Debtors will each have the authority to terminate, amend or enter into employment, retirement, indemnification and other agreements with their respective active directors, officers and employees and to terminate, amend or implement retirement income plans, welfare benefit plans and other plans for active employees. Such agreements and plans may include equity, bonus and other incentive plans in which officers and other employees of the Reorganized Debtors may be eligible to participate; provided, however, that management of Reorganized Singer will receive stock options which are more specifically described in the Management Stock Option Plan and which contain at least the following terms:

(a) Options to purchase, in the aggregate, 3.75% on a fully diluted basis of the shares of New Common Stock issued pursuant to the Plan. These options will vest on the one year anniversary of the Effective Date. The exercise price of such options will be set at the mid-point range of the value of the New Common Stock set forth in Section XII.E.1 (the "Effective Date Share Price") multiplied by 105%;

(b) Options to purchase, in the aggregate, an additional 3.75% on a fully diluted basis of the shares of New Common Stock issued pursuant to the Plan. These options will vest on the two year anniversary of the Effective Date. The exercise price of such options will be equal to 110% of the Effective Date Share Price.

On or before the Exhibit Filing Date, the Debtors will file with the Bankruptcy Court a draft of the Management Stock Option Plan and a summary of components of compensation to be paid to management after the Effective Date to the extent that the terms and provisions differ significantly from such management member's current compensation.

6. *Reorganization Bonuses*

As of the Effective Date, those members of management of Reorganized Singer listed in Plan Schedule 7.10 will be entitled to receive reorganization bonuses in the aggregate amount of $600,000 in Cash and 120,000 shares of New Common Stock, as set forth on Plan Schedule 7.10, which must be filed on or before the Exhibit Filing Date.

7. *Exit Financing Facility*

As discussed above (see Section VII.D.1.(b)), on May 10, 2000, the Bankruptcy Court authorized the Debtors to enter into the DIP Facility, which allows for secured postpetition financing from Nova Scotia in an aggregate principal amount not to exceed $100 million. On the earlier to occur of the Effective Date or December 31, 2000, $55 million of the DIP Facility will convert to the Exit Financing Facility, which matures on December 31, 2003. Thus, on and as a condition to the Effective Date, in full payment and satisfaction of the DIP Facility, the Debtors will be required to repay any amounts outstanding under the DIP Facility in excess of $55 million. Upon satisfaction of this condition and the occurrence of the Effective Date, the Exit Financing Facility will be entered into by Reorganized Singer and Nova Scotia. Reorganized Singer, and the other Reorganized Debtors as appropriate, will enter into all documents in connection with the Exit Financing Facility agreed upon by Singer and Nova Scotia.

The Exit Financing Facility requires a mandatory prepayment of $10 million on December 31, 2001. The interest rate for such financing will be based upon Nova Scotia's base rate in Canada (for United States Dollars loans) plus 3.0%. At the base rate in effect as of May 15, 2000, the interest rate for the Exit Financing Facility would be equal to 12.5%. In addition, the interest rate applied pursuant to the Exit Financing Facility will be reduced by 50 basis points when the loan balance is reduced to $35 million and an additional 50 basis points when the loan balance is further reduced to $25 million. The obligations under the Exit Financing Facility will be secured by a continuing lien on the shares of capital stock of certain non-Debtor operating subsidiaries and the Debtors' Intellectual Property. The Exit Financing Facility obligations will not be secured by general intangibles such as claims and causes of action against third parties. The Debtors believe that the funds to be provided by the Exit Financing Facility will be sufficient to satisfy their post-Effective Date working capital requirements.

The principal documents evidencing the Exit Financing Facility will be filed by the Debtors with the Bankruptcy Court no later than the Exhibit Filing Date. The terms and conditions of the Exit Financing Facility will include in all respects the terms and conditions of the documents filed with respect thereto, except to the extent that the Debtors and Nova Scotia agree otherwise. In the Confirmation Order, the Bankruptcy Court will approve the Exit Financing Facility in substantially the form filed with the Bankruptcy Court and all documents to be executed in connection therewith (and with such changes as to which the applicable Debtors and lenders may agree) and authorize the Debtors to execute the same, together with such other documents as Nova Scotia may reasonably require in order to effectuate the treatment afforded to such parties under the Exit Financing Facility.

It is a condition to the Effective Date that the Debtors raise sufficient funds to reduce borrowings under the DIP Facility to $55 million. In the event that the Debtors are unable to raise sufficient funds to reduce outstanding obligations under the DIP Facility to $55 million, the Debtors reserve the right, subject to the consent of Nova Scotia, to increase the Exit Financing Facility to an amount in excess of $55 million and make other changes to the terms and conditions of the Exit Financing Facility, to permit Singer to emerge from Chapter 11.

8. *New Singer U.S. Exit Financing Facility*

The New Singer U.S. Exit Financing Facility is a $33.5 million credit facility to be provided on the Effective Date by the U.S. Lenders. The facility is comprised of $28.5 million in term loans and a $5 million revolving credit facility. The facility matures on the earlier of 30 months after the Effective Date or March 31, 2003. Reorganized Singer U.S.'s obligations under the New Singer U.S. Exit Financing Facility will be secured by substantially all of Reorganized Singer's U.S. assets. Outstanding indebtedness will bear interest at the annual rate of Prime plus 2.75% or LIBOR plus 3.75% (at the borrower's option) from closing until September 30, 2001. Thereafter, interest will be increased by 75 basis points. Principal amortization will be required in the amount of $3 million each six months commencing on March 31, 2001.

The New Singer U.S. Exit Financing Facility will have standard and customary representations, warranties and covenants for a financing of this nature. Reorganized Singer U.S. may enter into all documents in connection with the New Singer U.S. Exit Financing Facility agreed upon by Singer U.S. and the lenders thereunder. In the Confirmation Order, the Bankruptcy Court will approve the New Singer U.S. Exit Financing Facility in substantially the form filed with the Bankruptcy Court and all documents to be executed in connection therewith and authorize the Reorganized Singer U.S. to execute the same, together with such other documents as the lenders thereunder may reasonably require in order to effectuate the treatment afforded to such parties under the New Singer U.S. Exit Financing Facility.

G. Distributions Under the Plan

1. Time of Distributions

Except as otherwise provided for in the Plan or ordered by the Bankruptcy Court, distributions under the Plan on account of an Allowed Claim shall be made on the later to occur of (a) the Effective Date (or as soon thereafter as is practicable) or (b) when such Claim becomes an Allowed Claim, or as otherwise provided by the Plan.

2. Interest on Claims

Unless otherwise specifically provided for in the Plan, the Confirmation Order, or required by applicable bankruptcy law, postpetition interest will not accrue or be paid on Claims, and no Claim holder will be entitled to interest accruing on or after the Petition Date on any Claim. Interest will not accrue or be paid upon any Disputed Claim in respect of the period from the Petition Date to the date a final distribution is made thereon if and after such Disputed Claim becomes an Allowed Claim.

3. Disbursing Agent

Subject to the provisions of Section 7.5 of the Plan, the Disbursing Agent will make all distributions required under the Plan, except that the Trustee will make all distributions to the holders of Claims in Class SNV-4 and the PBGC Distribution Claim from the Singer Creditor Trust. The Disbursing Agent will reasonably cooperate with the Trustee and any indenture trustee who will be making distributions in accordance with the Plan.

4. Delivery of Distributions

Distributions to Allowed Claim holders will be made by the Trustee, the Disbursing Agent or the appropriate indenture trustee, agent or servicer, as the case may be, (a) at the addresses set forth on the proofs of claim filed by such Claim holders (or at the last known addresses of such Claim holders if no proof of claim is filed or if the Debtors have been notified of a change of address), (b) at the addresses set forth in any written notices of address changes delivered to the Disbursing Agent after the date of any related proof of claim, (c) at the addresses reflected in the Schedules if no proof of claim has been filed and the Trustee or the Disbursing Agent, as the case may be, has not received a written notice of a change of address, or (d) in the case of a Claim holder whose Claim is governed by an indenture or other agreement and is administered by an indenture trustee, agent or servicer, at the addresses contained in the official records of such indenture trustee, agent or servicer. Distributions made to holders of Claims by an indenture trustee, agent or servicer will be subject to the rights of any such indenture trustee, agent or servicer under the applicable indenture or similar contract or agreement to enforce any charging liens thereunder.

5. Undeliverable Distributions

If any Claim holder's distribution is returned as undeliverable, no further distributions will be made to such Claim holder unless and until the Trustee, the Disbursing Agent or the appropriate indenture trustee, agent or servicer is notified of such Claim holder's then current address, at which time all missed distributions will be made to such Claim holder without interest. Amounts in respect of undeliverable distributions will be returned to (a) the Singer Creditor Trust with respect to distributions made by the Trustee or any indenture trustee, agent or servicer with respect to Class SNV-4 Claims and (b) the applicable Reorganized Debtor with respect to distributions made by the Disbursing Agent, until such distributions are claimed. All claims for undeliverable distributions will be made on or before the first anniversary of the Effective Date. After such date, all unclaimed property relating to distributions to be made to Class SNV-4 Claim holders will revert to the Singer Creditor Trust and all the other unclaimed property will revert to the applicable Reorganized Debtor. Upon such reversion, the claim of any Claim holder or successor to such Claim holder with respect to such property will be discharged and forever barred, notwithstanding any federal or state escheat laws to the contrary.

6. *Procedures for Treating and Resolving Disputed and Contingent Claims*

a. *No Distributions Pending Allowance*

Subject to the provisions of Section 9.10(d) of the Plan, no payments or distributions will be made with respect to all or any portion of a Disputed Claim unless and until all objections to such Disputed Claim have been settled or withdrawn or have been determined by a Final Order, and the Disputed Claim has become an Allowed Claim. All objections to Claims must be filed on or before the Claims Objection Deadline.

b. *General Distribution Reserve*

The Trustee will withhold the Singer Distribution Reserve from the property to be distributed to holders of Claims in Class SNV-4 and the PBGC Distribution Claim under the Plan based upon the Face Amount of such Claims as directed by Reorganized Singer. The Disbursing Agent will withhold the Singer U.S. Distribution Reserve from the property to be distributed to holders of Claims in Classes SUS-5 respectively, under the Plan based upon the Face Amount of such Claims as directed by Reorganized Singer. The applicable Reorganized Debtor or the Disbursing Agent (at the direction of the applicable Reorganized Debtor), as the case may be, may request estimation for any Class SNV-4 or Class SUS-5 Disputed Claim that is contingent or unliquidated, and the Trustee or the applicable Reorganized Debtors, as the case may be, will withhold the applicable distribution reserve based upon the estimated amount of each such Claim as estimated by the Bankruptcy Court. If the applicable Reorganized Debtor elects not to request such an estimation from the Bankruptcy Court with respect to a Disputed Claim that is contingent or unliquidated, the Trustee or the Disbursing Agent, as the case may be, will withhold the applicable distribution reserve based upon the good faith estimate of the applicable Reorganized Debtor of such Claim. The Trustee or the Disbursing Agent, as the case may be, will also place in the applicable distribution reserve any dividends, payments or other distributions made on account of, as well as any obligations arising from, the property withheld as the applicable distribution reserve, to the extent that such property continues to be withheld as the applicable distribution reserve at the time such distributions are made or such obligations arise. If practicable, the Trustee or the Disbursing Agent, as the case may be, will invest any Cash that is withheld as the applicable distribution reserve in a manner that will yield a reasonable net return, taking into account the safety of the investment. Nothing in the Plan or in this Disclosure Statement will be deemed to entitle the holder of a Disputed Claim to postpetition interest on such Claim.

c. *Distributions After Allowance*

(i) Reorganized Singer

Payments and distributions from the Singer Distribution Reserve to each holder of a Disputed Claim in Class SNV-4, to the extent that it ultimately becomes an Allowed Claim, will be made in accordance with provisions of the Plan that govern Class SNV-4 Claim holders. On the next Quarterly Distribution Date after the date when the order or judgment of the Bankruptcy Court allowing all or part of a Disputed Claim becomes a Final Order, the Trustee will (x) distribute to the holder(s) of Disputed Claims that have become Allowed and (y) distribute to the holders of previously Allowed Claims, any property in the Singer Distribution Reserve that would have been distributed to such Claim holders on the dates distributions previously were made to holders of Allowed Claims in Class SNV-4 had the Disputed Claims that have become Allowed Claims been Allowed Claims on such dates. After a Final Order has been entered, or other final resolution has been reached with respect to all Class SNV-4 Disputed Claims, any remaining property held in the Singer Distribution Reserve will be distributed Pro Rata to holders of Allowed Claims in Class SNV-4 and the PBGC Distribution Claim. All distributions made under Section 9.10 of the Plan on account of an Allowed Claim will be made together with any dividends, payments or other distributions made on account of, as well as any obligations arising from, the distributed property as if such Allowed Claim had been an Allowed Claim on the dates distributions were previously made to holders of Allowed Claims in Class SNV-4 and the PBGC Distribution Claim.

(ii) Singer U.S.

Payments and distributions from the Singer U.S. Distribution Reserve to each holder of a Disputed Claim in Class SUS-5, to the extent that it ultimately becomes an Allowed Claim, will be made in accordance with provisions of the Plan that govern Class SUS-5 Claim holders. On the next Quarterly Distribution Date after the date when the order or judgment of the Bankruptcy Court allowing all or part of such Claim becomes a Final Order, the Disbursing Agent will distribute to the Claim holder any property in the Singer U.S. Distribution Reserve that would have been distributed on the dates distributions previously were made

to holders of Allowed Claims in Class SUS-5 had such Allowed Claim been an Allowed Claim on such dates. After a Final Order has been entered, or other final resolution has been reached with respect to all Class SUS-5 Disputed Claims, any remaining property held in the Singer U.S. Distribution Reserve will be distributed Pro Rata to holders of Allowed Claims in Class SUS-5. All distributions made under Section 9.10 of the Plan on account of an Allowed Claim will be made together with any dividends, payments or other distributions made on account of, as well as any obligations arising from, the distributed property as if such Allowed Claim had been an Allowed Claim on the dates distributions were previously made to holders of Allowed Claims in Class SUS-5.

d. Partial Distributions

Notwithstanding any other provision of this Plan or the documents referred to by this Plan, the Trust Advisory Board will direct the Trustee, and the Board of Directors of Reorganized Singer U.S. will direct the Disbursing Agent, to make partial distributions to the holders of Disputed Claims in Classes SNV-4 and SUS-5, respectively, based on the distributions which such holders would otherwise be entitled to receive based on the undisputed portions of such Claims if their Claims had not been objected to, if any. Notwithstanding the foregoing, the Trust Advisory Board may not authorize or direct the Trustee to pay any distribution to entities who may be liable to the Singer Creditor Trust with respect to a Trust Claim or to a Reorganized Debtor with respect to a Retained Action, which Disputed Claim may be paid, if at all, only after the holder of such Claim has discharged its liability to the Singer Creditor Trust on account of the Trust Claim, and to the applicable Reorganized Debtor on account of the Retained Action, by settlement or otherwise.

7. Fractional Securities

Any other provision of the Plan notwithstanding, payments of fractions of shares of New Common Stock or New Singer U.S. Common Stock will not be made. Whenever any payment of a fraction of a share of New Common Stock or New Singer U.S. Common Stock under the Plan would otherwise be called for, the actual payment made will reflect a rounding of such fraction to the nearest whole share (up or down), with half shares being rounded down.

8. Allowance of Certain Claims

a. DIP Facility Claim

On the Effective Date, Nova Scotia will enter into the Exit Financing Facility in full satisfaction, release and discharge of $55 million of DIP Facility Claims. The remaining obligations of the Debtors under the DIP Facility will be paid in full on the Effective Date by Singer and/or any other Debtor designated by Singer in Cash or otherwise satisfied in a manner acceptable to Nova Scotia on the Effective Date. Upon compliance with the foregoing, all liens and security interests granted to secure the DIP Facility Claims will be deemed cancelled and of no further force and effect. The releases granted to Nova Scotia under the DIP Facility Order will remain in full force and effect.

b. Professional Claims

Subject to the Holdback Amount, on the Effective Date, the Debtors will pay all amounts owing to Professionals for all outstanding amounts relating to prior periods through the Effective Date; provided, however, that the Professionals will prepare a regular monthly fee statement and will be paid in the manner set forth in the Professionals Fee Order up to the Effective Date. Professionals will estimate fees and expenses due for periods that have not been billed as of the Effective Date. Within forty-five days after the Effective Date, any Professional receiving payment for the estimated period will submit a detailed invoice covering such period in the manner and providing the detail as set forth in the Professionals Fee Order.

The Disbursing Agent will maintain the Holdback Escrow Account. On the Effective Date, the Debtors will pay the Disbursing Agent in order to fund the Holdback Escrow Account, Cash equal to the aggregate Holdback Amount through the Effective Date. The remaining amount of Professional Claims owing to the Professionals will be paid to such Professionals by the Disbursing Agent when Allowed by the Bankruptcy Court. When all Professional Claims have been paid in full, amounts remaining in the Holdback Escrow Account, if any, will be paid to Reorganized Singer.

All Professionals or other entities requesting compensation or reimbursement of expenses pursuant to sections 327, 328, 330, 331, 503(b) or 1103 of the Bankruptcy Code for services rendered before the Effective Date (including compensation for

making a substantial contribution in any of the Chapter 11 Cases) will file with the Bankruptcy Court and serve on counsel for the Debtors, the Creditors' Committee, the U.S. Trustee and as otherwise required by the Bankruptcy Court and the Bankruptcy Code an application for final allowance of compensation and reimbursement of expenses no later than 45 days after the Effective Date. The Indenture Trustee for the Singer Prepetition Notes may apply for reimbursement of actual and necessary costs and expenses incurred during the Chapter 11 Cases (including reimbursement of fees and expenses of its Professionals) pursuant to section 503(b) of the Bankruptcy Code, and the Debtors will not object to such application in an amount up to $500,000. Objections to applications of Professionals and other entities for compensation and reimbursement of expenses must be filed with the Bankruptcy Court no later than 65 days after the Effective Date. All compensation and reimbursement of expenses allowed by the Bankruptcy Court will be paid ten days after the entry of an Order allowing such fees and expenses, or as soon thereafter as practicable.

c. *Other Administrative Claims*

All other requests for payment of an Administrative Claim (other than as set forth in Section 10.2 of the Plan) must be filed with the Bankruptcy Court and served on counsel for the Debtors and counsel for the Trustee no later than forty-five days after the Effective Date. Unless the Debtors object to an Administrative Claim within forty-five Business Days after receipt, such Administrative Claim will be deemed allowed in the amount requested. In the event that the Debtors object to an Administrative Claim, the Bankruptcy Court will determine the Allowed amount of such Administrative Claim. Notwithstanding the foregoing and anything in the Plan to the contrary, no request for payment of an Administrative Claim need be filed with respect to an Administrative Claim which is paid or payable by a Debtor in the ordinary course of business.

H. Singer Creditor Trust

1. *Appointment of Trustee*

The Trustee for the Singer Creditor Trust will be designated by the Creditors' Committee (in consultation with the Debtors). Specifically, the Creditors' Committee will file a notice on a date that is not less than five days prior to the Confirmation Hearing designating the Person who it has selected as Trustee and seeking approval of such designation. The Person designated as Trustee will file an affidavit demonstrating that such Person is disinterested. If approved by the Bankruptcy Court, the Person so designated will become the Trustee on the Effective Date. The Trustee will have and perform all of the duties, responsibilities, rights and obligations set forth in the Trust Agreement.

2. *Transfer of Trust Assets to the Singer Creditor Trust*

On the Effective Date, the Debtors will transfer and will be deemed to have irrevocably transferred to the Singer Creditor Trust, for and on behalf of the beneficiaries of the Trust, with no reversionary interest in the Debtors, the Trust Assets (subject to the obligation of the Singer Creditor Trust to pay the Reimbursement Obligation as set forth in Section 11.6 of the Plan); provided, however, that nothing contained in this Disclosure Statement or the Plan is intended to transfer all or any portion of any Retained Action to the Singer Creditor Trust. In addition, the Singer Creditor Trust will, on the Effective Date, succeed to the rights of the Creditors' Committee with respect to the prosecution of timely filed objections to Intercompany Claims (if any) pursuant to Section 5.16(c) of the Plan.

As defined in the Plan, Trust Claims means (a) claims or Causes of Action that may be brought by any of the Debtors or derivatively in the name of any of the Debtors against any present or former director or officer of any Debtor, except to the extent released under the Plan, and any proceeds thereof, (b) Causes of Action against Akai and Semi-Tech, and (c) any Cause of Action against a third party arising out of the facts set forth on Plan Schedule 1.156, which are the facts set forth in the Stipulation and Order Establishing Protocol of Joint Investigation, entered by the Bankruptcy Court on December 21, 1999 (excluding claims based upon the provision of goods or services provided in the ordinary course of business). No liabilities will be transferred to the Singer Creditor Trust.

3. *The Singer Creditor Trust*

On the Effective Date, the Trust Agreement, substantially in the form annexed as Exhibit E to the Plan, will become effective. The Trustee will accept the Singer Creditor Trust and sign the Trust Agreement on the Effective Date and the Singer Creditor Trust will then be deemed created and effective.

The Trustee will have full authority to take any steps necessary to administer the Trust Agreement, including, without limitation, the duty and obligation to liquidate Trust Assets, to make distributions therefrom to the holders of Allowed Claims in Class SNV-4 and the PBGC Distribution Claim and, if authorized by majority vote of those members of the Trust Advisory Board authorized to vote, to pursue and settle any other Trust Claims; provided that no Trust Claims against Akai or Retained Actions against Akai may be settled by the Trustee or the Reorganized Debtors, respectively, without the consent of the other, which shall not be unreasonably withheld. Upon such transfer (which, as stated above, will occur on the Effective Date), the Debtors, the Disbursing Agent and the Reorganized Debtors will have no other further rights or obligations with respect thereto.

All costs and expenses associated with the administration of the Singer Creditor Trust, including those rights, obligations and duties described in Section 11.3(b) of the Plan will be the responsibility of and paid by the Singer Creditor Trust. Notwithstanding the foregoing, the Reorganized Debtors will make available to the Trustee reasonable access during normal business hours, upon reasonable notice, to personnel and books and records of the Reorganized Debtors to representatives of the Singer Creditor Trust to enable the Trustee to perform the Trustee's tasks under the Trust Agreement and the Plan; provided, however, that the Reorganized Debtors will not be required to make expenditures in response to such requests determined by them to be unreasonable. The Reorganized Debtors will not be entitled to compensation or reimbursement (including reimbursement for professional fees) from the Singer Creditor Trust with respect to fulfilling their obligations as set forth in Section 11.3 of the Plan. The Bankruptcy Court retains jurisdiction to determine the reasonableness of either a request for assistance and/or a related expenditure. Any requests for assistance may not interfere with the Reorganized Debtors' business operations.

To further aid in the performance of the Trustee's responsibilities pursuant to the terms of the Plan, the Trustee may retain such law firms, accounting firms, experts, advisors, consultants, investigators, appraisers, auctioneers or other professionals as it may deem necessary (collectively, the "Trustee Professionals"), in its sole discretion.

For federal income tax purposes, the Debtors intend that the Singer Creditor Trust be classified as a liquidating trust under section 301.7701-4 of the Procedure and Administration Regulations and that such trust be owned by its beneficiaries. Accordingly, for federal income tax purposes, it is intended that the beneficiaries be treated as if they had received a distribution of an undivided interest in the Trust Assets and then contributed such interests to the Singer Creditor Trust.

In addition, the Trustee will be responsible for filing all required federal, state and local tax returns for the Singer Creditor Trust, and the Trustee will vote any shares of the New Common Stock not yet distributed by the Trustee, including those held in the Distribution Reserve, in the same proportion as the shares of the New Common Stock outstanding are voted by the holders thereof.

4. *The Trust Advisory Board*

The Plan and Trust Agreement call for the establishment of the Trust Advisory Board to advise and consult with the Trustee regarding the performance of the Trustee's duties in line with the purpose and intent of the Singer Creditor Trust. The Trust Advisory Board will be comprised of at least three and no more than five members, each of which will be designated by the Creditors' Committee. The Creditors' Committee will give the Debtors written notice of the identities of such members and file such notice with the Bankruptcy Court on a date that is not less than five days prior to the Confirmation Hearing; provided, however, that if the Creditors' Committee fails to file and give such notice, Singer will be entitled to designate the members of the Trust Advisory Board by announcing their identities at the Confirmation Hearing. The Trust Advisory Board will adopt such bylaws as it may deem appropriate. The Trustee will consult regularly with the Trust Advisory Board when carrying out the purpose and intent of the Singer Creditor Trust. Members of the Trust Advisory Board will be entitled to compensation in accordance with the Trust Agreement and reimbursement of the reasonable and necessary expenses incurred by them in carrying out the purpose of the Trust Advisory Board. Reimbursement of the reasonable and necessary expenses of the members of the Trust Advisory Board and their compensation to the extent provided for in the Trust Agreement will be payable by the Singer Creditor Trust.

In the event that any member of the Trust Advisory Board is unable or unwilling to serve, such member will be replaced by designation of the remaining members of the Trust Advisory Board. If any position on the Trust Advisory Board remains vacant for more than thirty days, such vacancy will be filled within fifteen days thereafter by the designation of the Trustee without the requirement of a vote by the other members of the Trust Advisory Board.

Upon the certification by the Trustee that all Trust Assets have been distributed, abandoned or otherwise disposed of, the members of the Trust Advisory Board will resign their positions, whereupon they will be discharged from further duties and responsibilities.

The Trust Advisory Board may, by majority vote, approve all settlements of Trust Claims which the Trustee or any member of the Trust Advisory Board may propose; provided, however, that (a) no member of the Trust Advisory Board may cast a vote with respect to any Trust Claim to which it is a party; and (b) the Trustee may seek Bankruptcy Court approval of a settlement of a Trust Claim if the Trust Advisory Board fails to act on a proposed settlement of such Trust Claims within thirty days of receiving notice of such proposed settlement by the Trustee or as otherwise determined by the Trustee.

The Trust Advisory Board may, by majority vote, authorize the Trustee to invest the corpus of the Singer Creditor Trust in prudent investments other than those described in section 345 of the Bankruptcy Code.

The Trust Advisory Board may remove the Trustee in its discretion. In the event the requisite approval is not obtained, the Trustee may be removed by the Bankruptcy Court for cause shown. In the event of the resignation or removal of the Trustee, the Trust Advisory Board will, by majority vote, designate a person to serve as successor Trustee.

Notwithstanding anything to the contrary in this Disclosure Statement or the Plan, neither the Trust Advisory Board or any of its members, designees, counsel, financial advisors or any duly designated agent or representatives of any such party will be liable for the act, default or misconduct of any other member of the Trust Advisory Board, nor will any member be liable for anything other than such member's own gross negligence or willful misconduct. The Trust Advisory Board may, in connection with the performance of its duties, and in its sole and absolute discretion, consult with its counsel, accountants or other professionals, and will not be liable for anything done or omitted or suffered to be done in accordance with such advice or opinions. If the Trust Advisory Board determines not to consult with its counsel, accountants or other professionals, it will not be deemed to impose any liability on the Trust Advisory Board, or its members and/or designees.

The Trust Advisory Board will govern its proceeding through the adoption of by-laws, which the Trust Advisory Board may adopt by majority vote; provided, however, that no provision of such by-laws may supersede any express provisions of the Plan.

5. Funding of the Singer Creditor Trust and Payment of Reimbursement Obligation

Pursuant to the Plan, the Debtors or Reorganized Debtors will provide initial funding for the Singer Creditor Trust through the Initial Deposit, a $200,000 advance, which will be paid to the Trustee on the Effective Date. The Trustee will use the Initial Deposit consistent with the purpose of the Singer Creditor Trust and subject to the terms and conditions of the Plan and the Trust Agreement.

Initial funding for the Singer Creditor Trust will also be provided through the sale by Reorganized Singer of New Common Stock held in treasury. Pursuant to the Plan, the Trustee will be authorized, at the direction of the Trust Advisory Board, to direct Reorganized Singer to sell shares of the New Common Stock held in treasury in an amount sufficient to generate net proceeds in an aggregate amount not to exceed $2 million and to contribute the proceeds of such sale(s) to the Singer Creditor Trust. Reorganized Singer will use best efforts to effectuate the sale(s) of such shares within a reasonable amount of time after receiving a written direction from the Trustee to do so, and such sales may be accomplished by Reorganized Singer in any manner determined reasonable and appropriate by Reorganized Singer. In the event that Reorganized Singer sells shares of the New Common Stock other than pursuant to a direction to do so by the Trustee, the first net proceeds generated by any such sale(s) (up to $1 million) will be contributed by Reorganized Singer to the Singer Creditor Trust, subject to the limitations set forth in Section 11.5(b) of the Plan. The Trustee must use the proceeds from such sale(s) consistent with the purpose of the Singer Creditor Trust and subject to the terms and conditions of the Plan and the Trust Agreement. Notwithstanding anything in this Disclosure Statement or the Plan to the contrary, the Trustee's authority to direct Reorganized Singer to sell shares of New Common Stock and contribute the proceeds thereof to the Singer Creditor Trust, or to receive proceeds of sales of New Common Stock by Reorganized Singer, will terminate when the aggregate amount of Trust Recoveries reaches $2 million, on a gross basis, *not* net of (a) Trust Expenses, (b) reasonable and necessary expenses of the Trust Advisory Board, any disbursements made by the Trustee or the Singer Creditor Trust, or (c) any distributions made by the Trustee to beneficiaries of the Singer Creditor Trust.

Pursuant to the Plan, the Singer Creditor Trust is required to utilize initial Trust Recoveries to repay to Reorganized Singer the Initial Deposit. Thus, immediately upon the Singer Creditor Trust's receipt of any and all Trust Recoveries, which include proceeds received from the sale(s) of New Common Stock described in the preceding paragraph, the Trustee must pay such Trust Recoveries to Reorganized Singer until such time that the Initial Deposit has been repaid in full.

6. Distribution of Trust Assets

Pursuant to the Plan and the Trust Agreement and except as provided in Sections 11.7(b), 11.7(c) and 11.7(d) of the Plan, the Trustee will make distributions of Net Trust Recoveries as follows: first, to pay Trust Expenses; second, to repay amounts, if any, borrowed by the Trustee in accordance with the Trust Agreement; and, third, Pro Rata to holders of Allowed Claims in Class SNV-4 and the PBGC Distribution Claim as required by the Plan. Distributions of Net Trust Recoveries to holders of Allowed Claims in Class SNV-4 and the PBGC Distribution Claim by the Trustee will be made at least semi-annually beginning with a calendar quarter that is not later than the end of the second calendar quarter after the Effective Date; provided, however, that the Trustee will not be required to make any such semi-annual distribution in the event that the aggregate proceeds and income available for distribution to such Claim holders is not sufficient, in the Trustee's discretion (after consultation with the Trust Advisory Board) to distribute monies to the holders of Allowed Claims in Class SNV-4 and the PBGC Distribution Claim. The Trustee will make continuing efforts to prosecute or settle the Trust Claims, make timely distributions, and not unduly prolong the duration of the Singer Creditor Trust.

Pursuant to the Plan and as discussed in Section VIII.C.4, Intercompany Claims will be Allowed on a net basis as of the Petition Date, subject to additional Claims allowed during the Chapter 11 Cases or under the Plan. Accordingly, certain of Singer's Affiliates that possess Intercompany Claims against Singer will be holders of Allowed Claims in Class SNV-4 and will be receiving Pro Rata distributions of New Common Stock pursuant to the Plan. Some of these Affiliates are Foreign Jurisdiction Liquidating Debtors, some are Debtors that will be reorganizing pursuant to the Plan and others are non-Debtors with ongoing operations. Certain foreign jurisdictions have laws that may restrict the ability of a subsidiary to hold an equity interest in its parent. However, pursuant to the Plan, many of these Singer Affiliates are to receive a distribution of New Common Stock on account of their Allowed Class SNV-4 Claim against Singer. To comply with foreign laws in this regard, the Plan creates two mechanisms to allow for the distribution of New Common Stock on account of Intercompany Claims.

The first mechanism provides for the distribution of New Common Stock on behalf of those Singer Affiliates that are Foreign Jurisdiction Liquidating Debtors that have Allowed Class SNV-4 Claims. Because the Foreign Jurisdiction Liquidating Debtors are liquidating, the New Common Stock being distributed to them pursuant to the Plan ultimately will inure to the benefit of such Debtors' creditors. Accordingly, for the Foreign Jurisdiction Liquidating Debtors, the Plan provides that the Trustee of the Singer Creditor Trust will establish a stock reserve account. The Plan then requires the Trustee to deposit into such stock reserve account the New Common Stock to be distributed pursuant to the Plan to the Foreign Jurisdiction Liquidating Debtors on account of their respective Allowed Class SNV-4 Claims. The Trustee will then distribute such New Common Stock directly to the creditors of each such Foreign Jurisdiction Liquidating Debtor, at such times and in such respective amounts (based upon the Allowed Claims of such creditors against such Foreign Jurisdiction Liquidating Debtor), as directed by (a) the administrator or receiver appointed for a Foreign Jurisdiction Liquidating Debtor in its Foreign Liquidation Proceeding if commenced or (b) New Singer Management Company if such Foreign Liquidation Proceeding has not yet been commenced. In summary, the New Common Stock to be distributed to Foreign Jurisdiction Liquidating Debtors pursuant to the Plan will be held by the Trustee in a stock reserve account for ultimate distribution to the creditors of the Foreign Jurisdiction Liquidating Debtors until such time as the appropriate authority directs the Trustee to make distribution to such creditors.

The second mechanism provides for the distribution of New Common Stock on behalf of those Singer Affiliates that (a) have Allowed Class SNV-4 Claims based on Intercompany Claims and (b) are either reorganizing pursuant to the Plan or are ongoing non-Debtor Singer Affiliates. These entities are not liquidating, and thus are not generally distributing their respective assets to their respective creditors. Accordingly, for these Affiliates, the Plan requires the Trustee of the Singer Creditor Trust to establish another stock reserve account to hold the New Common Stock to be distributed to such Singer Affiliates pursuant to the Plan until such time that Reorganized Singer directs the Trustee to sell or transfer all or a portion of such New Common Stock on behalf of one or more of these Affiliates. The Plan also provides that all of the New Common Stock held by the Trustee on behalf of these Singer Affiliates must be liquidated no later than the third anniversary of the Effective Date. Upon the sale or transfer of any portion of the New Common Stock held for these Singer Affiliates, the Trustee will distribute the proceeds resulting from such sale or transfer to the applicable Singer Affiliate(s), which proceeds may be used for such Affiliate(s) general corporate purposes.

The Plan also provides a mechanism with respect to Intercompany Claims against Singer held by Holding Company Debtors or non-Debtors that are holding companies. Section 11.7(d) of the Plan provides that as additional consideration to be provided to non-insider creditors of Singer, Holding Company Debtors and non-Debtor Affiliates that are holding companies that do not have any material creditors will agree to not participate in distributions of Trust Assets, and that all such distributions instead will be made Pro Rata to other beneficiaries of the Singer Creditor Trust. In addition, any distribution of New Common Stock from the Singer Creditor Trust that ultimately is received by Singer as a result of distributions to creditors under the Plan, will be contributed by Singer to the Singer Creditor Trust (other than as a result of the Singer Turkey Restructuring Transaction and transactions involving Singer Export).

I. Miscellaneous Matters

1. Postpetition Interest

Unless otherwise specifically provided for in the Plan, the Confirmation Order, or required by applicable bankruptcy law, postpetition interest will not accrue or be paid on Claims, and no Claim holder will be entitled to interest accruing on or after the Petition Date on any Claim. Interest will not accrue or be paid upon any Disputed Claim in respect of the period from the Petition Date to the date a final distribution is made thereon if and after such Disputed Claim becomes an Allowed Claim.

2. Treatment of Executory Contracts and Unexpired Leases

The Debtors are parties to hundreds of leases and executory contracts with various parties. Several of these executory contracts involve license agreements the Debtors have entered into with various companies for the use of its SINGER® trademark and other intellectual property.

a. Rejected Executory Contracts and Leases

Each executory contract and unexpired lease to which any of the Debtors is a party will be deemed automatically rejected as of the Effective Date or such earlier date as such Debtor has unequivocally terminated the performance under such lease or contract, unless such executory contract or unexpired lease (i) will have been previously rejected by a Debtor, (ii) is the subject of a motion to assume filed on or before the Confirmation Date, or (iii) is listed on the schedule of assumed contracts and leases annexed to the Plan as Plan Schedule 8.2. The executory contracts and unexpired leases to be rejected will include, but will not be limited to, the executory contracts and unexpired leases set forth on Plan Schedule 8.1. Any executory contracts and unexpired leases assumed by Singer pursuant to Section 8.2 of the Plan or pursuant to any Order of the Bankruptcy Court during the Chapter 11 Cases shall be deemed assigned to Reorganized Singer on the Effective Date. The Confirmation Order will constitute an Order of the Bankruptcy Court approving such rejection, pursuant to section 365(b)(1) of the Bankruptcy Code and, to the extent applicable, section 365(b)(3) of the Bankruptcy Code, as of the Effective Date.

b. Assumed Executory Contracts and Leases

Except with respect to executory contracts and unexpired leases that previously have been assumed or are the subject of a motion to assume which was filed on or before the Confirmation Date, all executory contracts and unexpired leases specifically listed on the schedule of assumed executory contracts and unexpired leases annexed as Plan Schedule 8.2, will be deemed automatically assumed by the applicable Debtor as of the Effective Date. Any executory contracts and unexpired leases assumed by Singer pursuant to Section 8.2 of the Plan or pursuant to any Order of the Bankruptcy Court during the Chapter 11 Cases will be deemed assigned to Reorganized Singer on the Effective Date. The Confirmation Order will constitute an Order of the Bankruptcy Court approving such assumption, pursuant to section 365 of the Bankruptcy Code. The Debtors reserve the right to file a motion on or before the Confirmation Date to assume any executory contract or unexpired lease.

Each executory contract and unexpired lease that is assumed and relates to the use, ability to acquire or occupancy of real property will include (i) all modifications, amendments, supplements, restatements or other agreements made directly or indirectly by any agreement, instrument or other document that in any manner affect such executory contract or unexpired lease and (ii) all executory contracts or unexpired leases appurtenant to the premises, including all easements, licenses, permits, rights, privileges, immunities, options, rights of first refusal, powers, uses, reciprocal easement agreements and any other interests in real estate or rights in rem related to such premises, unless any of the foregoing agreements has been rejected pursuant to a Final Order of the Bankruptcy Court or is otherwise rejected as a part of the Plan.

c. Miscellaneous

Any executory contract or unexpired lease to which a Debtor is a party and which is not listed on Plan Schedule 8.1 or Plan Schedule 8.2 will be rejected pursuant to Section 8.1 of the Plan.

Notwithstanding any other provision of the Plan, each of the Debtors will retain the right to, at any time prior to the Effective Date, modify or supplement Plan Schedule 8.1 and Plan Schedule 8.2, including, without limitation, the right to add any executory contract or unexpired lease to, or delete any executory contract or unexpired lease from, Plan Schedule 8.1 or Plan Schedule 8.2.

Listing an executory contract or unexpired lease on Plan Schedule 8.1 or Plan Schedule 8.2 will not constitute an admission by any of the Debtors or the Reorganized Debtors that such contract or lease (including any related agreements that may exist) is an executory contract or unexpired lease or that the applicable Debtor or Reorganized Debtor has any liability thereunder.

d. Payments Related to Assumed Executory Contracts and Leases

Any monetary amounts by which each executory contract and unexpired lease to be assumed under the Plan may be in default will be satisfied, under section 365(b)(1) of the Bankruptcy Code by Cure. "Cure" means the distribution within a reasonable period of time following the Effective Date of Cash, or such other property as may be agreed upon by the parties or ordered by the Bankruptcy Court, with respect to the assumption of an executory contract or unexpired lease, pursuant to section 365(b) of the Bankruptcy Code, in an amount equal to all unpaid monetary obligations, without interest, or such other amount as may be agreed upon by the parties, under such executory contract or unexpired lease, to the extent such obligations are enforceable under the Bankruptcy Code and applicable bankruptcy law.

In the event of a dispute regarding (i) the nature or the amount of any Cure, (ii) the ability of the applicable Reorganized Debtors or any assignee to provide "adequate assurance of future performance" (within the meaning of section 365 of the Bankruptcy Code) under the contract or lease to be assumed, or (iii) any other matter pertaining to assumption, Cure shall occur following the entry of a Final Order resolving the dispute and approving the assumption and, if applicable, the assignment. To the extent the Debtor who is party to the unexpired lease or executory contract is to be merged or liquidated as a part of a Combining Transaction, the non-debtor parties to such unexpired lease or executory contract will, upon assumption as contemplated herein, be deemed to have consented to the assignment of such unexpired lease or executory contract to the Reorganized Debtor that is the surviving entity after such Combining Transaction.

e. Bar Date for Rejection Damage Claims

If the rejection by the Debtors, pursuant to the Plan or otherwise, of an executory contract or unexpired lease results in a Claim, then such Claim will be forever barred and will not be enforceable against any Debtor or the Reorganized Debtor or the properties of any of them unless a proof of claim is filed with the clerk of the Bankruptcy Court and served upon counsel to the Debtors, counsel to the Creditors' Committee, if prior to the Effective Date, and counsel to the Trustee, if after the Effective Date, within thirty days after service of the earlier of (i) notice of entry of the Confirmation Order, or (ii) other notice that the executory contract or unexpired lease has been rejected.

3. Exculpation and Limitation of Liability

Except as otherwise specifically provided in the Plan, the Debtors, the Reorganized Debtors, the Foreign Representatives, Nova Scotia in its capacity as lender to Singer under the DIP Facility and the Exit Financing Facility, the Creditors' Committee, the members of the Creditors' Committee in their representative capacity, any of such parties' respective present or former members, officers, directors, employees, advisors, attorneys, representatives, financial advisors, investment bankers or agents and any of such parties' successors and assigns, will not have or incur, and will be released pursuant to the Plan from, any claim, obligation, Cause of Action or liability to one another or to any holder of any Claim or Interest, or any other party in interest, or any of their respective agents, employees, representatives, financial advisors, attorneys or affiliates, or any of their successors or assigns, for any act or omission in connection with or arising in the Chapter 11 Cases, the pursuit of confirmation of the Plan, the consummation of the Plan, the administration of the Plan or the property to be distributed under

the Plan, except for their gross negligence or willful misconduct, and in all respects will be entitled to reasonably rely upon the advice of counsel with respect to their duties and responsibilities under the Plan.

Notwithstanding any other provision of the Plan, no Claim holder or Interest holder, or other party in interest, none of their respective agents, employees, representatives, financial advisors, attorneys or affiliates, and no successors or assigns of the foregoing, will have any right of action against the Debtors, the Reorganized Debtors, the Foreign Representatives, Nova Scotia in its capacity as lender to Singer under the DIP Facility and the Exit Financing Facility, the Creditors' Committee, the members of the Creditors' Committee in their representative capacity, or any of such parties' respective present or former members, officers, directors, employees, advisors, attorneys, representatives, financial advisors, investment bankers or agents or such parties' successors and assigns, for any act or omission in connection with or arising in the Chapter 11 Cases, the pursuit of confirmation of the Plan, the consummation of the Plan, the administration of the Plan or the property to be distributed under the Plan, except for their gross negligence or willful misconduct.

The above exculpation provisions are routinely found in plans of reorganization and are designed to promote the fulsome participation of debtors, creditors' committees, other major constituents, and their professionals in the expeditious and efficient reorganization process. Without such protections, the reorganization process would grind to a halt as individuals would be reluctant to serve as professionals or otherwise participate in the reorganization for fear that time-sensitive decisions would be subsequently challenged by disgruntled litigants.

4. Indemnity Claims

In satisfaction and compromise of the Indemnities' Indemnification Rights: (a) all Indemnification Rights, except (i) all Indemnification Rights of an Indemnitee that is an officer, director, employee, agent or representative of a Debtor from and after the Effective Date and (ii) those based upon any act or omission arising out of or relating to any Indemnitee's service with, for or on behalf of a Debtor on or after the Petition Date (collectively, the "Continuing Indemnification Rights"), will be released and discharged on and as of the Effective Date; provided that the Continuing Indemnification Rights will remain in full force and effect on and after the Effective Date and will not be modified, reduced, discharged or otherwise affected in any way by the Chapter 11 Cases, (b) the Debtors or the Reorganized Debtors, as the case may be, covenant to purchase and maintain D&O Insurance providing coverage for those Indemnities with Continuing Indemnification Rights for a period of two years after the Effective Date insuring such parties in respect of any claims, demands, suits, causes of action or proceedings against such Indemnities based upon any act or omission related to such Indemnitee's service with, for or on behalf of the Debtors in at least the scope and amount as currently maintained by the Debtors (the "Insurance Coverage"), and (c) the Debtors or the Reorganized Debtors, as the case may be, will indemnify the Indemnities with Continuing Indemnification Rights and agree to pay for any deductible or retention amount that may be payable in connection with any claim covered by either under the foregoing Insurance Coverage or any prior similar policy.

5. Release by Debtors and Debtors in Possession

a. Release

Pursuant to section 1123(b)(3) of the Bankruptcy Code, effective as of the Effective Date, each Debtor, in its individual capacity and as a Debtor in Possession, for and on behalf of its Estate, will release and discharge: (i) each current officer of each of the Debtors serving in such capacity as of the Confirmation Date and any such current officer that is a director of any Debtor in such Person's capacity as a director as identified in Plan Schedule 12.8(a)(i), (ii) agents, attorneys, accountants and investment bankers of the Debtors retained by Order of the Bankruptcy Court in the Chapter 11 Cases, (iii) all members of the Creditors' Committee solely in their capacity as Creditors' Committee members, agents of or acting for the Creditors' Committee, including all professionals retained by the Creditors' Committee, (iv) the Foreign Representatives, including all professionals retained by the Foreign Representatives (each of such Persons referred to in the foregoing clauses (i), (ii), (iii) and (iv), a "Released Person") and (v) Nova Scotia for and from any and all (x) claims or Causes of Action existing as of the Effective Date in any manner arising from, based on or relating to, in whole or in part, the Debtors, the subject matter of, or the transactions or events giving rise to, any Claim or Interest that is treated in the Plan, the business or contractual arrangements between any Debtor or any Released Person, the restructuring of Claims and Interests prior to or in the Chapter 11 Cases, or any act, omission, occurrence or event in any manner related to any such Claims, Interest, restructuring or the Chapter 11 Cases and (y) Avoidance Actions.

In addition, no provision of this Disclosure Statement, the Plan or the Confirmation Order, including without limitation, any release or exculpation provision, will modify, release or otherwise limit the liability of any Person not specifically released under the Plan, including without limitation, any Person that is a co-obligor or joint tortfeasor of a Released Person or that otherwise is liable under theories of vicarious or other derivative liability.

b. Binding Effect of Release and Discharge on Successors to the Debtors' Interests

The Plan provides that the Singer Creditor Trust, the Reorganized Debtors and any newly formed entities that will be continuing the Debtors' businesses after the Effective Date shall be bound, to the same extent the Debtors are bound, by all of the releases set forth in the Plan. Nothing in the Plan or this Disclosure Statement is intended to relieve, waive or otherwise release a Released Payor/Provider from any receivable or other obligation owed to the Debtors or the Reorganized Debtors, as the case may be, that was incurred or arose in the ordinary course of business (or any of the Debtors' setoff rights or defenses relating thereto), and such matters will not be relieved, waived or released unless expressly stated in a go-forward agreement.

c. Indemnification of Foreign Representatives

Notwithstanding anything contained in this Disclosure Statement, in the Plan or in the Foreign Representatives Order to the contrary, the Foreign Representatives' continuing duties and obligations as set forth herein or therein will be owed only to, and be relied on and enforceable by, the Debtors, Reorganized Singer and the Bankruptcy Court. The Foreign Representatives will not be liable for, and Reorganized Singer will fully indemnify them for (including defense costs) and hold them harmless against, any claims, liabilities or causes of action asserted against them in any domestic or foreign court or administrative or arbitral body with respect to their conduct, acts and failures to act as Foreign Representatives, except to the extent of their gross negligence, willful misconduct or actual fraud. Without limiting the foregoing, the Foreign Representatives will be entitled to limited judicial immunity to the same extent as that to which a trustee appointed under the Bankruptcy Code is entitled to such limited judicial immunity. No action may be brought against the Foreign Representatives in their capacity as such, whether in respect of the foregoing or otherwise, except within the exclusive jurisdiction of the Bankruptcy Court, and the automatic stay will continue in effect to prohibit the commencement or continuation of any such actions in any forum other than the Bankruptcy Court.

6. Release by Holders of Claims and Interests

Each Person (excluding any of the Debtors) that votes to accept the Plan(each, a "Release Obligor"), shall have conclusively, absolutely, unconditionally, irrevocably and forever, released and discharged each Released Person from any claim or Cause of Action existing as of the Effective Date arising from, based on or relating to, in whole or in part, the subject matter of, or the transaction or event giving rise to, the Claim or Interest of such Release Obligor, and any act, omission, occurrence or event in any manner related to such subject matter, transaction or obligation; *provided*, *however*, that Section 12.9 of the Plan will not release any Released Person from any Claim or Cause of Action existing as of the Effective Date based on (x) the Internal Revenue Code or other domestic state, city or municipal tax code, (y) the environmental laws of the United States or any domestic state, city or municipality or (z) any criminal laws of the United States or any domestic state, city or municipality.

7. Injunction

The satisfaction, release and discharge pursuant to Article XII of the Plan also acts as an injunction against any Person commencing or continuing any action, employment of process, or act to collect, offset or recover any Claim or Cause of Action satisfied, released or discharged under the Plan to the fullest extent authorized or provided by the Bankruptcy Code, including, without limitation, to the extent provided for or authorized by sections 524 and 1141 of the Bankruptcy Code.

J. Preservation of Rights of Action

In accordance with section 1123(b)(3) of the Bankruptcy Code and except as provided in the Plan, the Reorganized Debtors will retain and may enforce Retained Actions. In accordance with section 1123(b) of the Bankruptcy Code, all Trust Claims, together with the proceeds thereof, if any, are reserved for, and shall remain the property of the Singer Creditor Trust on the Effective Date, including all rights and powers of the Debtors with respect thereto pursuant to section 108(a) of the Bankruptcy Code.

The Reorganized Debtors, in the exercise of their business judgment, will determine whether to enforce or prosecute Retained Actions and the Singer Creditor Trust, in the exercise of its business judgment, will determine whether to enforce or prosecute Trust Actions.

The Reorganized Debtors and the Singer Creditor Trust will be entitled to pursue their respective claims against persons allegedly liable both to the Reorganized Debtors in respect of a Retained Action and to the Singer Creditor Trust in respect of a Trust Claim (any such Person, a "Common Defendant"). The Reorganized Debtors and the Singer Creditor Trust, may, but will be under no obligation to, enter into arrangements for the joint prosecution of their respective claims, the sharing of litigation costs and/or recoveries and any other arrangements that are mutually acceptable to each such party. Neither the Reorganized Debtors nor the Singer Creditor Trust will have the right to release a Common Defendant (or any other entity) from the claims of the other.

IX. CERTAIN FACTORS TO BE CONSIDERED

The holder of a Claim against a Debtor should read and carefully consider the following factors, as well as the other information set forth in this Disclosure Statement (and the documents delivered together herewith and/or incorporated by reference herein), before deciding whether to vote to accept or to reject the Plan.

A. General Considerations

The formulation of a reorganization plan is the principal purpose of a Chapter 11 case. The Plan sets forth the means for satisfying the Claims against each of the Debtors. Certain Claims and Interests receive no distributions pursuant to the Plan. See Section VIII.B. Reorganization of certain of the Debtors' businesses and operations under the proposed Plan also avoids the potentially adverse impact of a liquidation on those Debtors' employees and other stakeholders.

B. Certain Bankruptcy Considerations

If the Plan is not confirmed and consummated, there can be no assurance that the Chapter 11 Cases will continue rather than be converted to a liquidation or that any alternative plan of reorganization would be on terms as favorable to the holders of the Impaired Claims as the terms of the Plan. If a liquidation or protracted reorganization were to occur, there is a substantial risk that the value of the Company's enterprise would be substantially eroded to the detriment of all stakeholders. In addition, if a liquidation or protracted reorganization were to occur, there is a substantial risk that holders of Secured Claims would receive less than they will receive under the Plan. Finally, if Singer is not able to emerge from Chapter 11 consistent with the timetable that provides for the Confirmation Hearing to be conducted on August 24, 2000, Singer's cash flow and availability under the DIP Financing may not be sufficient to fund operations and the costs of the Chapter 11 Cases for a significant additional period of time. See Appendix C annexed hereto for a liquidation analysis of each individual Debtor.

C. Inherent Uncertainty of Financial Projections

The Projections set forth in Appendix D annexed hereto cover the operations of Reorganized Singer and its Subsidiaries on a consolidated basis, and Reorganized Singer U.S., through Fiscal Year 2003. These Projections are based on numerous assumptions including the timing, confirmation and consummation of the Plan in accordance with its terms, the anticipated future performance of the Reorganized Debtors and their non-Debtor operating Affiliates, industry performance, general business and economic conditions and other matters, many of which are beyond the control of the Reorganized Debtors and some or all of which may not materialize. In addition, unanticipated events and circumstances occurring subsequent to the date that this Disclosure Statement is approved by the Bankruptcy Court may affect the actual financial results of the Debtors' operations. These variations may be material. Because the actual results achieved throughout the periods covered by the Projections may vary from the projected results, the Projections should not be relied upon as a guaranty, representation or other assurance of the actual results that will occur.

Except with respect to the Projections and except as otherwise specifically and expressly stated herein, this Disclosure Statement does not reflect any events that may occur subsequent to the date hereof and that may have a material impact on the information contained in this Disclosure Statement. Neither the Debtors nor the Reorganized Debtors intend to update the

Projections for the purposes hereof; thus, the Projections will not reflect the impact of any subsequent events not already accounted for in the assumptions underlying the Projections.

D. Dividends

The Reorganized Debtors do not anticipate that cash dividends will be paid with respect to the New Common Stock, New Preferred Stock or the New Singer U.S. Common Stock in the foreseeable future.

E. Potential Dilution Caused by the Senior Management Options and Conversion of the New Preferred Stock

If the senior management options to purchase the New Common Stock are exercised or other equity interests are distributed to management as discussed above, such equity interests will dilute the ownership percentage represented by the New Common Stock distributed on the Effective Date under the Plan. If the conversion options under the New Preferred Stock are exercised, the resulting issuance of New Common Stock will dilute the ownership percentage represented by the New Common Stock distributed on the Effective Date under the Plan.

F. Access to Financing

The Company's operations are dependent on the availability and cost of working capital financing and may be affected adversely by any shortage or increased cost of such financing. The Company's postpetition operations are financed almost entirely from operating cash flow, the Original DIP Credit Facility, and the DIP Facility. The Company believes that substantially all of its needs for funds necessary to consummate the Plan and for post-Effective Date working capital financing will be met by the Exit Financing Facility, projected operating cash flow, select asset sales and local financing arrangements. Singer U.S. believes that substantially all of the funds necessary to consummate the Plan as to Singer U.S. and for post-Effective Date working capital purposes will be available under the New Singer U.S. Exit Financing Facility and from operating cash flow.

1. Reorganized Singer

In order to reduce outstanding borrowings under the DIP Facility to $55 million on the Effective Date, the Debtors must obtain cash in the approximate amount of $35 million, depending on the amount of borrowings under the DIP Facility, as a condition to the Effective Date. See Section XII.H. These proceeds are anticipated to be generated from the sale of non-core assets of the Debtors, which may include the sale of certain of the non-Debtor Affiliates of Singer on a going concern basis. The Debtors currently are engaged in negotiations with third parties regarding certain asset sales. As of the date of this Disclosure Statement, however, the Debtors have not executed or received any binding commitments for any such potential sales. While the Debtors believe that negotiations ultimately will result in consummation of one or more asset sale transactions, there can be no assurance that the Debtors' efforts will be successful in this regard. In the event that the Debtors are unable to raise sufficient funds to reduce outstanding obligations under the DIP Facility to $55 million, the Debtors reserve the right, subject to the consent of Nova Scotia, to increase the Exit Financing Facility to an amount in excess of $55 million and to make other changes to the terms and conditions of the Exit Financing Facility.

In addition, the Exit Financing Facility requires a $10 million amortization payment by December 31, 2001. If Reorganized Singer does not have sufficient funds to make such payment, there will be a default under the Exit Financing Facility. While the Projections show that Reorganized Singer will have sufficient sources of funds to make this payment on or before December 31, 2001, as discussed above, the Projections are based upon a number of assumptions, and actual operating results may be materially different than as projected. In addition, the Projections for Reorganized Singer and its Subsidiaries show projected results on a consolidated basis. Those Projections may show available cash at various points in time that exceed the amount of cash to which Reorganized Singer may have access, based upon a number of factors including, but not limited to, foreign exchange controls applicable to certain foreign Subsidiaries.

2. Singer Brazil

Singer Brazil believes that Reorganized Singer Brazil will generate sufficient cash flow from operations to meet its obligations under the New Singer Brazil Secured Notes (if issued) on and after the Effective Date. However, this belief is based upon numerous assumptions which may or may not occur. Additionally, other events which cannot be anticipated by and are not in the control of Reorganized Singer Brazil may positively or negatively affect Reorganized Singer Brazil's cash flow.

Accordingly, there can be no assurance that Reorganized Singer Brazil will generate sufficient cash flow from operations to meet its obligations under the New Singer Brazil Secured Notes. There can be no assurance that any payments will be made with respect to the New Singer Brazil Excess Cash Flow Notes, which are payable from excess cash flow of Singer Brazil and certain limited collateral dispositions only, and are non-recourse to Singer Brazil or any other Reorganized Debtor.

3. *Singer Turkey*

Singer Turkey believes that Reorganized Singer Turkey will generate sufficient cash flow from operations to meet its obligations under the Singer Turkey Restructuring Transaction on and after the Effective Date. However, this belief is based upon numerous assumptions which may or may not occur. Additionally, other events which cannot be anticipated by and are not in the control of Reorganized Singer Turkey may positively or negatively affect Reorganized Singer Turkey's cash flow. Accordingly, there can be no assurance that Reorganized Singer Turkey will generate sufficient cash flow from operations to meet its obligations under the Singer Turkey Restructuring Transaction.

4. *Singer U.S.*

The operations of Reorganized Singer U.S., as set forth in the Projections, show sufficient liquidity for Reorganized Singer U.S. to meet its obligations on and after the Effective Date. As discussed above, however, the Projections are based upon numerous assumptions and actual operating results may be materially different than as projected. Importantly, the New Singer U.S. Exit Financing Facility matures on the earlier of (y) thirty months from the Effective Date, and (z) March 31, 2003. Reorganized Singer U.S. will not have generated sufficient cash flow to retire all projected obligations under the New Singer U.S. Exit Financing Facility at its maturity. It is anticipated that at maturity the New Singer U.S. Exit Financing Facility will be sought to be refinanced by Reorganized Singer U.S., but there can be no assurance that such efforts will be successful.

G. Foreign Markets

A substantial portion of the Company's assets and operations are located outside the United States. Operations of Reorganized Singer and its Subsidiaries may be affected by economic, political and governmental conditions in the countries where Singer has manufacturing facilities and where its products are marketed, as well as in the Netherlands Antilles where Singer is incorporated and where Reorganized Singer will be incorporated. In addition, changes in political conditions and economic policies in any of the countries in which the Company operates could result in new or additional currency or exchange controls or other restrictions being imposed on the operations of the Company.

H. Competition

Singer and Singer U.S. experience substantial competition in each of its geographical segments. Singer believes that the principal bases upon which it competes are quality, service, selection and price.

Singer experiences competition in its retail distribution of consumer durable products, primarily from other local retailers. Singer believes it competes effectively by utilizing its widely known SINGER® trademark, reputation for quality products and well-established distribution network. Singer also believes it possesses a competitive advantage in its ability to offer consumer installment credit for the purchase of consumer durables in many of the countries in which it operates.

Singer U.S. also experiences intense competition in the marketing of sewing machines, principally from manufacturers in the Far East and Europe.

I. Claims Estimations

There can be no assurance that the estimated Claim amounts set forth herein are correct, and the actual Allowed amount of Claims likely will differ in some respect from the estimates. The estimated amounts are subject to certain risks, uncertainties and assumptions. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, the actual Allowed amount of Claims may vary from those estimated herein.

J. New Singer Brazil Secured Notes and New Singer Brazil Excess Cash Flow Notes

The New Singer Brazil Secured Notes (if issued) will be secured by certain real property and other assets owned by Singer Brazil. The New Singer Brazil Excess Cash Flow Notes (if issued) will be secured by certain excess collateral and rights to receive excess cash flow (if any) generated by Singer Brazil over a 7 year period, and are otherwise non-recourse to Singer Brazil or any other Debtor or Reorganized Debtor. The Debtors anticipate that the proceeds from the sales of such real property will be utilized to retire the obligations under the New Singer Brazil Secured Notes. Real estate values are subject to inherent market fluctuations, and no assurance can be given with respect to when or at what price any such real property will be able to be sold. There can be no assurance that the other collateral will be able to be realized upon or that Singer Brazil will generate sufficient cash flow to make any payments on the New Singer Brazil Excess Cash Flow Notes.

K. Market for New Common Stock, New Singer U.S. Common Stock and New Preferred Stock

There can be no assurance that an active market for any of the securities to be distributed pursuant to the Plan, including the New Common Stock, the New Singer U.S. Common Stock and the New Preferred Stock, will develop and no assurance can be given as to the prices at which such securities might be traded. Moreover, there can be no assurances that Reorganized Singer will be successful in its attempt to have the New Common Stock listed on a national securities exchange or a foreign securities exchange.

L. Special Considerations Relating to New Singer U.S. Common Stock and Reorganized Singer U.S.

After the Effective Date, pursuant to the Plan, Singer U.S. will no longer be wholly owned by Singer. Instead, the General Unsecured Creditors of Singer U.S. will hold 100% of the New Singer U.S. Common Stock. By virtue of Intercompany Claims, Singer and Affiliates are projected to receive approximately 45% of the New Singer U.S. Common Stock (after taking into account the sale of certain of such shares received by certain Affiliates). As described in the preceding paragraph, the value of the New Singer U.S. Common Stock is inherently speculative.

In addition, on the Effective Date, Singer or an affiliate of Singer will enter into the Singer U.S. License, Distribution and Management Agreement with Singer U.S. Under the Singer U.S. License, Distribution and Management Agreement, Singer U.S. will act as the distributor of certain Singer products in the United States. Pursuant to its terms, Singer may terminate the Singer U.S. License, Distribution and Management Agreement based upon a number of factors, and Singer has no obligation whatsoever to continue to utilize Singer U.S. as its United States distributor of Singer products for any period of time other than pursuant to that agreement. As a result, there can be no assurances that, upon the termination or expiration of the Singer U.S. License, Distribution and Management Agreement, Reorganized Singer U.S. will have any right to continue to be a distributor of Singer products.

X. RESALE OF SECURITIES RECEIVED UNDER THE PLAN

A. Issuance of New Common Stock, New Singer U.S. Common Stock and Other Securities

Section 1145(a)(1) of the Bankruptcy Code exempts the offer and sale of securities under a plan of reorganization from registration under section 5 of the Securities Act and state laws if three principal requirements are satisfied: (1) the securities must be offered and sold under a plan of reorganization and must be securities of the debtor, of an affiliate participating in joint plan with the debtor or of a successor to the debtor under the plan; (2) the recipients of the securities must hold a prepetition or administrative expense claim against the debtor or an interest in the debtor; and (3) the securities must be issued entirely in exchange for the recipient's claim against or interest in the debtor, or principally in such exchange and partly for cash or property. The Debtors believe that the offer and sale of the New Common Stock, the New Singer U.S. Common Stock and other securities under the Plan satisfies the requirements of section 1145(a)(1) of the Bankruptcy Code and are, therefore, exempt from registration under the Securities Act and state securities laws. To the extent that foreign securities laws are implicated by the distributions of New Common Stock under the Plan, the Debtors believe that registration of the New Common Stock in foreign jurisdictions typically will not be required. In addition, Section 11.7(a) of the Plan provides that, if the distribution of New Common Stock under the Plan would require the registration of such New Common Stock under the securities laws of a foreign jurisdiction, at the direction of Reorganized Singer, the Trustee will not distribute the New Common Stock that otherwise would be distributed to such Person, but instead Reorganized Singer will liquidate such New Common Stock in the manner determined

to be reasonable and appropriate under the circumstances by Reorganized Singer, within six (6) months of the date such distribution otherwise would have been made, and will distribute the net proceeds of such liquidation to such person.

Options issued pursuant to the Management Stock Option Plan will not be issued in exchange for a Claim against or Interest in the Debtors. Therefore, the exemption provided by section 1145 of the Bankruptcy Code is inapplicable with respect to such options and issuance thereof must be made in compliance with applicable federal and state securities laws.

B. Subsequent Transfers of Securities

The New Common Stock, the New Singer U.S. Common Stock and other securities to be issued pursuant to the Plan may be freely transferred by most recipients following initial issuance under the Plan, and all resales and subsequent transactions in the New Common Stock, the New Singer U.S. Common Stock and other securities so issued are exempt from registration under federal and state securities laws, unless the holder is an "underwriter" with respect to such securities. Section 1145(b) of the Bankruptcy Code defines four types of "underwriters":

(1) persons who purchase a claim against, an interest in, or a claim for an administrative expense against the debtor with a view to distributing any security received in exchange for such a claim or interest;

(2) persons who offer to sell securities offered under a plan for the holders of such securities;

(3) persons who offer to buy such securities for the holders of such securities, if the offer to buy is: (A) with view to distributing such securities; or (B) made under a distribution agreement; and

(4) a person who is an "Issuer" with respect to the securities, as the term "Issuer" is defined in Section 2(11) of the Securities Act.

Under Section 2(11) of the Securities Act, an "Issuer" includes any person directly or indirectly controlling or controlled by the issuer, or any person under direct or indirect common control of the issuer.

To the extent that Persons who receive New Common Stock or other securities pursuant to the Plan are deemed to be "underwriters," resales by such persons would not be exempted by section 1145 of the Bankruptcy Code from registration under the Securities Act or other applicable law. Persons deemed to be underwriters would, however, be permitted to sell such Securities without registration pursuant to the provisions of Rule 144 under the Securities Act. These rules permit the public sale of securities received by "underwriters" if current information regarding the issuer is publicly available and if volume limitations and certain other conditions are met.

Whether or not any particular person would be deemed to be an "underwriter" with respect to the New Common Stock, New Singer U.S. Common Stock or other security to be issued pursuant to the Plan would depend upon various facts and circumstances applicable to that person. Accordingly, the Debtors express no view as to whether any particular Person receiving New Common Stock under the Plan would be an "underwriter" with respect to such Securities.

Given the complex and subjective nature of the question of whether a particular holder may be an underwriter, the Debtors make no representation concerning the right of any person to trade in the New Common Stock, New Singer U.S. Common Stock or other securities. The Debtors recommend that potential recipients of the New Common Stock, New Singer U.S. Common Stock or other securities consult their own counsel concerning whether they may freely trade the New Common Stock, the New Singer U.S. Common Stock and other securities without compliance with the Securities Act or the Exchange Act.

C. The Singer Creditor Trust

In connection with prior cases under the Bankruptcy Code, the staff of the SEC has taken no-action positions with respect to the nonregistration under the Securities Act of interests issued under a plan of reorganization by a liquidating entity to former holders of claims or interests in a debtor, where such entity is subject to the jurisdiction of a Bankruptcy Court and is organized to liquidate, within a reasonable period of time, certain assets of such debtor and to distribute the proceeds thereof to the holders of such interests. Various theories have been advanced to justify the related no-action requests, including the view that such liquidating entity constitutes a "successor" to the debtor under section 1145(a)(1) of the Bankruptcy Code and that the

securities issued by such entity are exempt from registration under the Securities Act by virtue of such section. The Debtors believe that the organization of the Singer Creditor Trust pursuant to the Plan is consistent with the relevant facts set forth in such no-action requests, although given the complex and subjective nature of the issues, the Debtors give no assurances with respect to the same.

In connection with prior cases under the Bankruptcy Code, the SEC also has taken no-action positions with respect to the nonregistration of a liquidating entity under the Investment Company Act of 1940, as amended (the "Investment Company Act"), where certain conditions were met, including (1) where such liquidating entity (a) existed solely to liquidate its assets and to distribute the proceeds thereof to its beneficiaries, (b) was prohibited from conducting a trade or business and from making any investments, except for temporary investments pending distribution of liquidation proceeds to beneficiaries, (c) did not hold itself out to be an investment company, but rather, a liquidating entity in the process of liquidation, (d) was under the continuing jurisdiction of a Bankruptcy Court, and (e) terminated on or before the third anniversary of its effective date, unless extended by the Bankruptcy Court, and (2) to the extent beneficial interests in such entity were transferable, (a) such interests were not listed on any national securities exchange or the Nasdaq National Market, (b) neither such entity nor its management engaged the services of any active market maker, facilitated the development of an active trading market or encouraged others to do so, placed any advertisements in the media promoting investments in such entity, or collected or published information about prices at which such interests might be transferred, (c) an active trading market in such interests was unlikely to develop, and (d) such entity complied with the registration and reporting requirements of the Exchange Act. Based upon the terms of the Singer Creditor Trust as currently known to the Debtors, the Debtors believe that each of the foregoing conditions will be satisfied with respect to the Singer Creditor Trust, although given the complex and subjective nature of these issues, the Debtors give no assurances with respect to the same.

XI. CERTAIN INCOME TAX CONSEQUENCES OF THE PLAN

A summary description of certain income tax consequences of the Plan is provided below. The description of tax consequences below is for informational purposes only and, due to a lack of definitive judicial or administrative authority or interpretation, substantial uncertainties exist with respect to various tax consequences of the Plan as discussed herein. Only the principal consequences of the Plan for certain Debtors and for holders of Claims who are entitled to vote to accept or reject the Plan are described below. No opinion of counsel has been sought or obtained with respect to any tax consequences of the Plan. No rulings or determinations of the Internal Revenue Service (the "IRS") or any other tax authorities have been sought or obtained with respect to the tax consequences of the Plan, and the discussion below is not binding upon the IRS or such other authorities. The Debtors are not making any representations regarding the particular tax consequences of the confirmation and consummation of the Plan as to any Claim holder, and are not rendering any form of legal opinion as to such tax consequences.

The discussion of United States federal income tax consequences below is based on the Internal Revenue Code of 1986, as amended (the "IRC"), the Treasury regulations promulgated thereunder, judicial decisions, and published administrative rulings and pronouncements of the IRS as in effect on the date hereof. Legislative, judicial or administrative changes or interpretations enacted or promulgated after the date hereof could alter or modify the analyses set forth below with respect to the United States federal income tax consequences of the Plan. Any such changes or interpretations may be retroactive and could significantly affect the United States federal income tax consequences discussed below.

Except to a limited extent with respect to certain Debtors organized in foreign jurisdictions and holders of Claims against such Debtors, the following discussion does not address foreign, state or local tax consequences of the Plan, nor does it purport to address the United States federal tax consequences of the Plan to special classes of taxpayers (such as foreign entities, S corporations, regulated investment companies, insurance companies, financial institutions, small business investment companies, broker-dealers and tax-exempt organizations). Furthermore, United States federal estate and gift tax issues are not addressed herein. The following discussion assumes that Claim holders hold their Claims as capital assets for United States federal income tax purposes.

Each holder of a Claim is strongly urged to consult its tax advisor regarding the United States federal, state, and local and any foreign tax consequences of the transactions described herein and in the Plan.

A. Income Tax Consequences to the Debtors

1. *Singer*

a. *United States Federal Income Tax Consequences*

Singer is a holding company organized in the Netherlands Antilles. Singer has historically taken the position, and Reorganized Singer intends to continue to take the position, that it is not engaged in a trade or business in the United States for United States federal income tax purposes. Accordingly, there should be no United States federal income tax consequences to Singer as a result of the transactions contemplated by the Plan.

b. *Netherlands Antilles Tax Consequences*

Singer has obtained a tax ruling from the Netherlands Antilles tax authorities which is valid up to January 1, 2002 and which extends Singer's offshore company status for Netherlands Antilles tax purposes as granted in prior tax rulings. The tax ruling also provides that capital gains realized by Singer are exempt from tax and capital losses cannot be deducted. Because Netherlands Antilles tax laws currently prohibit newly organized companies from obtaining offshore company status, Singer intends to acquire a company that has been granted offshore company status pursuant to a tax ruling to serve as Reorganized Singer. Singer also intends to seek a new tax ruling to clarify its currently existing tax ruling and prior extensions thereof.

Based on the advice of Arthur Andersen (Curaçao), the Debtors' Netherlands Antilles tax advisor, and assuming that Singer is able to acquire a suitable company and obtain a tax ruling, Singer believes that there will be no Netherlands Antilles tax consequences to Singer or Reorganized Singer as a result of Singer's transfer of all of its assets and liabilities to Singer USA LLC and Singer USA LLC's transfer of all of its assets and liabilities that are not discharged under the Plan to Reorganized Singer. Furthermore, there will be no Netherlands Antilles tax consequences to Reorganized Singer on its issuance of New Common Stock to the Singer Creditor Trust on behalf of holders of Allowed Class SNV-4 Claims or on Reorganized Singer's cancellation of stock owned by Singer USA LLC. Because Singer's tax ruling exempts capital gains from tax, Singer believes that it will not recognize any taxable gain as a result of the satisfaction of Allowed Class SNV-4 Claims with the Trust Assets (including the New Common Stock) in an amount less than the principal amount of such Claims. Singer also believes that it will not have any Netherlands Antilles tax consequences as a result of the cancellation of its outstanding capital stock for no consideration.

2. *Singer Brazil*

a. *United States Federal Income Tax Consequences*

Singer Brazil is organized in Brazil, and is not engaged in a trade or business in the United States. Accordingly, there should be no United States federal income tax consequences to Singer Brazil as a result of the transactions contemplated by the Plan.

b. *Brazilian Tax Consequences*

Based on the advice of Arthur Andersen (Rio de Janeiro), the Debtors' Brazilian tax advisor, under the Brazilian tax laws, Singer Brazil will realize taxable gain to the extent that its obligation to a Claim holder is discharged pursuant to the Plan for an amount less than the adjusted issue price (generally, the amount Singer Brazil received upon incurring the obligation, with certain adjustments) of such holder's Claim. The gain will be subject to tax and contributions at a combined rate of 37.65%, which is comprised of the following rates: a 25% corporate income tax rate, a 9% rate for the social contribution on profits, a 3% rate for the Social Contribution on Billing – COFINS ("COFINS") and a 0.65% rate for the Social Contribution on Gross Revenue PIS ("PIS").

3. *Singer U.S. and Singer Furniture*

a. *Regular United States Federal Income Tax*

(i) *General*

United States federal income taxes, like many other taxes, are Priority Claims. Accordingly, such Claims must be satisfied before most other Claims may be paid and the payment of such Claims will reduce the amounts otherwise available for distribution under the Plan. With the possible exception of alternative minimum tax, Singer U.S. does not believe that any United States federal income taxes have accrued with respect to taxable years ending after the Petition Date because Singer U.S. has not had positive taxable income for those periods. Singer Furniture discontinued operations during 1997, and does not believe that any United States federal income taxes have accrued with respect to its taxable years ending after the Petition Date because Singer Furniture has not had positive taxable income for those periods.

(ii) *Cancellation of Indebtedness*

Under general United States federal income tax principles, each of Singer U.S. and Singer Furniture will realize cancellation of debt ("COD") income to the extent that its obligation to a Claim holder is discharged pursuant to the Plan for an amount less than the adjusted issue price (in most cases, the amount Singer U.S. or Singer Furniture, as applicable, received upon incurring the obligation, with certain adjustments) of such holder's Claim. For this purpose, the amount paid to a Claim holder in discharge of its Claim generally will equal the amount of Cash and the fair market value on the Effective Date of any other property paid to such Claim holder.

Because Singer U.S. and Singer Furniture each will be debtors in a bankruptcy case at the time they realize COD income, they will not be required to include such COD income in their gross income, but rather will be required to reduce certain of their respective tax attributes by the amounts of COD income so excluded. Under the general rules of IRC section 108, the required attribute reduction will be applied to reduce the net operating losses ("NOLs") and NOL carryforwards, to the extent of such NOLs and carryforwards, and certain other tax attributes. IRC section 108(b)(5) permits a corporation in bankruptcy proceedings to elect to apply the required attribute reduction to reduce first the basis of its depreciable property to the extent of such basis, with any excess applied next to reduce its NOLs and NOL carryforwards, and then certain other tax attributes. Singer U.S. has not yet determined whether it will make the election under IRC section 108(b)(5). Because Singer Furniture is liquidating pursuant to the Plan rather than continuing to operate in reorganized form, and because its historic assets will be liquidated, pursuant to the Plan, Singer Furniture will not make the election under IRC section 108(b)(5). Any NOLs remaining after Singer Furniture has offset its COD income and gains (if any) recognized on the liquidation of its assets will have no material value.

(iii) *Limitation on Net Operating Losses*

The Debtors believe that Singer U.S. experienced an "ownership change" (within the meaning of IRC section 382) prior to the Effective Date (the "First Ownership Change") as a result of Singer's issuance of convertible preferred stock to Akai in December 1997 and the foreclosure of Semi-Tech's approximately 49% common stock interest in Singer early in 2000 pursuant to the BNY Settlement. As a result of the First Ownership Change, the ability of Singer U.S. to use its NOLs and NOL carryforwards to offset taxable income, if any, currently is limited under IRC section 382 to an amount equal to the sum of (A) a regular annual limitation (pro-rated for the portion of the taxable year of the ownership change following the date on which the change occurred), (B) the amount of the "recognized built-in gain" for the year which does not exceed the excess of Singer U.S.'s "net unrealized built-in gain" over previously recognized built-in gains (as the quoted terms are defined in IRC section 382(h)) and (C) any carryforward of unused amounts described in clauses (A) and (B) from prior years. The ability of Singer U.S. to use "net unrealized built-in losses," if any, to offset future taxable income may also be limited under IRC section 382. The regular annual limitation generally will be equal to the product of (x) the lesser of the value of Singer U.S. stock immediately after the ownership change or the gross value of the assets of Singer U.S. immediately before the ownership change (with certain adjustments) and (y) the "long-term tax-exempt rate" (as defined in IRC section 382(f)) in effect at the time of the ownership change. The long-term tax-exempt rate at the time of the First Ownership Change was 5.84%.

Singer U.S. will continue to operate in reorganized form pursuant to the Plan, and will experience another ownership change on the Effective Date as a result of its issuance of New Singer U.S. Common Stock to holders of Allowed Class SUS-5 Claims against it. As discussed above, Singer U.S. will be required to reduce its NOLs and NOL carryforwards by the amount

of its COD income excluded from gross income under IRC section 108. There can be no assurance that any of Singer U.S.'s pre-Effective Date NOLs and capital loss carryovers will remain after application of such amounts to reduce COD income. To the extent that pre-Effective Date NOLs and capital loss carryovers existing on the date of the First Ownership Change remain after application to reduce COD income, the ability of Singer U.S. to use such amounts will continue to be limited as described in the immediately preceding paragraph. To the extent that any NOLs and capital loss carryovers arising between the date of the First Ownership Change and the Effective Date remain after application to reduce COD income, the ability of Singer U.S. to use such amounts will be limited as described in the immediately preceding paragraph, except that for purposes of calculating the annual limitation, the value of the New Singer U.S. Common Stock immediately after the ownership change occurring on the Effective Date will be increased to reflect the increase in value of the New Singer U.S. Common Stock resulting from the surrender of the Class SUS-5 Claims against Singer U.S. pursuant to the Plan. The long-term tax-exempt rate as of the date hereof is 5.75%; however, the rate in effect on the Effective Date may be different from the current long-term tax-exempt rate. Singer U.S.'s loss carryovers will be subject to further limitations if Singer U.S. experiences additional ownership changes in the future, or if Singer U.S. does not continue its historic business enterprise for at least two years following the Effective Date.

The operation and effect of IRC section 382 with respect to the ownership change occurring on the Effective Date will be materially different from that described in the immediately preceding paragraph if Singer U.S. is subject to the special rules for corporations in bankruptcy provided in IRC section 382(l)(5). If such rules are applicable, the ability of Singer U.S. to utilize NOLs arising between the date of the First Ownership Change and the Effective Date will not be limited as described in the immediately preceding paragraph. However, several other limitations will apply to Singer U.S. under IRC section 382(l)(5), including (A) the NOLs of Singer U.S. will be calculated without taking into account deductions for interest paid or accrued in the portion of the current tax year ending on the Effective Date and all other tax years ending during the three-year period prior to the current tax year with respect to the Claims that are exchanged for New Singer U.S. Common Stock pursuant to the Plan, and (B) if Singer U.S. undergoes another ownership change within two years after the Effective Date, the IRC section 382 limitation for Singer U.S. with respect to that ownership change will be zero.

In general, the rules of IRC section 382(l)(5) apply to certain ownership changes occurring in a Chapter 11 bankruptcy case pursuant to a court-ordered transaction or court-approved plan. These provisions will apply to Singer U.S. if the persons that are shareholders and certain historic creditors of Singer U.S. immediately before the ownership change own, after the ownership change, at least 50% (measured by both vote and value) of the stock of Singer U.S. Certain attribution rules and other requirements apply for purposes of determining stock ownership for this purpose. There can be no assurance that the provisions of IRC section 382(l)(5) will apply to the ownership change occurring as a result of the consummation of the transactions contemplated by the Plan. However, under IRC section 382(1)(5)(H), Singer U.S. may elect not to have the special rules of IRC section 382(l)(5) apply (in which case the IRC section 382 rules, described above, generally will apply). Singer U.S. has not yet determined whether it will elect to have the IRC section 382 rules apply to the ownership change arising from the consummation of the Plan (assuming IRC section 382(l)(5) is otherwise applicable).

b. Alternative Minimum Tax

A corporation may incur alternative minimum tax liability even where NOL carryovers and other tax attributes are sufficient to eliminate its taxable income as computed under the regular corporate income tax. It is possible that Singer U.S. and/or Singer Furniture will be liable for the alternative minimum tax.

B. Income Tax Consequences to Claim Holders

The income tax consequences of the transactions contemplated by the Plan to a Claim holder will depend upon a number of factors under United States federal income tax and applicable foreign tax law. For purposes of the following discussion, a "United States Person" is any person or entity (1) who is a citizen or resident of the United States, (2) that is a corporation or partnership created or organized in or under the law of the United States or any state thereof, (3) that is an estate, the income of which is subject to United States federal income taxation regardless of its source or (4) that is a trust whose administration is subject to the primary supervision of a United States court and with respect to which one or more United States persons have the authority to control all substantial decisions. A "Non-United States Person" is any person or entity that is not a United States Person. Income tax consequences to Claim holders that are Non-United States Persons are generally discussed below under Section XI.B.4.

The tax treatment of holders of Claims and the character and amount of income, gain or loss recognized as a consequence of the Plan and the distributions provided for by the Plan will depend upon, among other things, (1) the manner in which a holder acquired a Claim; (2) the length of time the Claim has been held; (3) whether the Claim was acquired at a discount; (4) whether the holder has taken a bad debt deduction with respect to the Claim (or any portion thereof) in the current or prior years; (5) whether the holder has previously included accrued but unpaid interest with respect to the Claim; (6) the method of tax accounting of the holder; and (7) whether the Claim is an installment obligation for United States federal income tax purposes. Therefore, holders of Claims should consult their tax advisors for information that may be relevant to their particular situation and circumstances and the particular tax consequences to them of the transactions contemplated by the Plan.

1. Claim Holders of Singer and Singer Brazil

a. United States Federal Income Tax Consequences

(i) General

A holder of a Claim against Singer that is a United States Person and whose Claim is paid in full or otherwise discharged on the Effective Date will recognize gain or loss for United States federal income tax purposes in an amount equal to the difference between (A) the fair market value on the Effective Date of such holder's Pro Rata share of the Trust Assets received in respect of its Claim and (B) the holder's adjusted tax basis in the Claim. A holder's tax basis in property received in exchange for its Claim will generally be equal to the fair market value of such property on the Effective Date. The holding period for any such property will begin on the day after the Effective Date.

If holders of at least 80% of the indebtedness under the Brazil Prepetition Notes affirmatively elect to participate in the Plan with respect to Singer Brazil, then holders of Brazil Noteholder Claims will be subject to the United States federal income tax consequences described in this paragraph. A holder of a Brazil Noteholder Claim that is a United States Person and that receives a New Singer Brazil Secured Term Note in exchange for its Claim pursuant to the Plan will recognize gain or loss in an amount equal to the difference between (A) the fair market value on the Effective Date of the New Singer Brazil Secured Term Note and (B) the holder's adjusted tax basis in the Claim. The holder's tax basis in the New Singer Brazil Secured Term Note received in exchange for its Claim will generally be equal to the fair market value of the New Singer Brazil Secured Term Note on the Effective Date. The holding period for the New Singer Brazil Secured Term Note will begin on the day after the Effective Date.

If holders of at least 80% of the indebtedness under the Brazil Prepetition Notes do not elect to participate in the Plan with respect to Singer Brazil, then Singer Brazil will be reclassified as a Foreign Jurisdiction Liquidating Debtor under the Plan. In that case, holders of Claims against Singer Brazil should consult their tax advisors regarding the United States federal, state, local, Brazilian and other foreign tax consequences to them of Singer Brazil's liquidation pursuant to Brazilian law.

(ii) Market Discount

The market discount provisions of the IRC may apply to holders of certain Claims. In general, a debt obligation other than a debt obligation with a fixed maturity of one year or less that is acquired by a holder in the secondary market (or, in certain circumstances, upon original issuance) is a "market discount bond" as to that holder if its stated redemption price at maturity (or, in the case of a debt obligation having original issue discount, its revised issue price) exceeds the tax basis of the debt obligation in the holder's hands immediately after its acquisition. However, a debt obligation will not be a "market discount bond" if such excess is less than a statutory *de minimis* amount. Gain recognized by a Claim holder with respect to a "market discount bond" will generally be treated as ordinary interest income to the extent of the market discount accrued on such bond during the Claim holder's period of ownership, unless the Claim holder elected to include accrued market discount in taxable income currently. A holder of a market discount bond that is required under the market discount rules of the IRC to defer deduction of all or a portion of the interest on indebtedness incurred or maintained to acquire or carry the bond may be allowed to deduct such interest, in whole or in part, on disposition of such bond.

(iii) Original Issue Discount

The New Singer Brazil Secured Term Notes will be treated as issued with original issue discount ("OID") to the extent that their "stated redemption price at maturity" exceeds their "issue price." An instrument's stated redemption price at maturity

includes all payments required to be made over the term of the instrument other than payments of "qualified stated interest," defined as interest payments required to be made at fixed periodic intervals of one year or less (other than interest payable in debt instruments of the issuer). The interest payments on the New Singer Brazil Secured Term Notes should not constitute qualified stated interest because they are not unconditionally payable in cash or other property at least annually. Accordingly, the stated redemption price at maturity of the New Singer Brazil Secured Term Notes should equal their stated principal amount plus all interest payments required to be made thereunder.

The determination of the "issue price" of the New Singer Brazil Secured Term Notes depends on whether either the Brazil Prepetition Notes or the New Singer Brazil Secured Term Notes are publicly traded for purposes of the OID rules. The Debtors believe that the issue price of the New Singer Brazil Secured Term Notes will be determined by reference to the rules applicable to debt that is not traded on an established securities market. Accordingly, the issue price of the New Singer Brazil Secured Term Notes generally will be their stated principal amount under section 1274(a) of the IRC, and such notes will be treated as issued with OID because their stated redemption price at maturity (*i.e.*, their stated principal amount plus all required interest payments) will exceed their issue price (*i.e.*, their stated principal amount).

A holder of a debt instrument that bears OID is required to include in gross income an amount equal to the sum of the daily portions of OID for each day during the taxable year in which the debt instrument is held. The daily portions of OID are determined by allocating to each day in an accrual period the *pro rata* portion of the OID that is considered allocable to the accrual period. The amount of OID that is allocable to an accrual period is generally equal to (x) the product of the adjusted issue price of the New Singer Brazil Secured Term Notes at the beginning of the accrual period (the issue price of the New Singer Brazil Secured Term Notes increased by prior accruals of OID and decreased by prior cash payments other than payments of qualified stated interest) and their yield-to-maturity (the discount rate, which when applied to all payments under the New Singer Brazil Secured Term Notes, results in a present value equal to the issue price of the New Singer Brazil Secured Term Notes) less (y) the amount of qualified stated interest, if any, allocable to that accrual period.

The general effect of the OID rules is that holders, including holders that use a cash-basis method of accounting, will be required to accrue OID as interest income with respect to the New Singer Brazil Secured Term Notes over their life based on their yield-to-maturity.

(iv) Reorganization Treatment

The transactions contemplated by the Plan with respect to Singer and Reorganized Singer, pursuant to which holders of Allowed Class SNV-4 Claims against Singer will each receive a Pro Rata share of 100% of the New Common Stock to be issued by Reorganized Singer together with a Pro Rata share of the other Trust Assets, may be treated as a "reorganization" for United States federal income tax purposes. If reorganization treatment is applicable, then the United States federal income tax consequences arising from the Plan to holders of Allowed Class SNV-4 Claims against Singer may vary from those described above under Sections XI.B.1.(a)(i) and XI.B.1.(a)(ii), depending upon, among other things, whether such Claims constitute "securities" for United States federal income tax purposes. The determination of whether a debt instrument constitutes a "security" depends upon an evaluation of the term and nature of the debt instrument. Generally, corporate debt instruments with maturities when issued of less than five years are not considered securities, and corporate debt instruments with maturities when issued of ten years or more are considered securities. The Debtors believe and intend to take the position that the Class SNV-4 Claims (other than the Claims relating to the Prepetition Singer Notes) should not be treated as securities for United States federal income tax purposes. If, as the Debtors believe to be the case, the Class SNV-4 Claims (other than the Prepetition Singer Notes) do not constitute securities for United States federal income tax purposes, then a holder of a such a Claim would be subject to the tax treatment described above under Sections XI.B.1.(a)(i) and XI.B.1.(a)(ii).

It is possible that the Prepetition Singer Notes may constitute securities for United States federal income tax purposes and that the exchange of Claims with respect to Prepetition Singer Notes for undivided interests in the Trust Assets (including New Common Stock) may constitute a reorganization for United States federal income tax purposes. In that case, except as discussed above under Section XI.B.1.(a)(ii), a holder of a Claim with respect to a Prepetition Singer Note should recognize gain, but not loss, with respect to each Claim surrendered in an amount equal to the lesser of (x) the amount of gain realized (*i.e.*, the excess of the fair market value of any property received by such holder in respect of its Claim over the adjusted tax basis of such Claim) and (y) the "boot" (as described below) received by such holder, if any, in respect of its Claim. A holder will be treated as receiving "boot" to the extent of the fair market value of property other than shares of New Common Stock received by the holder. Any such gain recognized will be treated as capital gain unless the boot received has the effect of the distribution of a

dividend, in which case the gain will be treated as a dividend to the extent of the holder's ratable share of Singer's undistributed earnings and profits. In addition, a holder's aggregate tax basis in the New Common Stock should be equal to the aggregate tax basis in the Claims exchanged therefor, decreased by the amount of boot received and increased by any gain recognized, and such holder's holding period for such property will include the holding period of the Claims exchanged therefor. A holder's tax basis in any boot received will equal the fair market value of such property on the Effective Date, and the holder's holding period in such property will begin on the day after the Effective Date.

In addition, under the market discount rules discussed above, any accrued but unrecognized market discount with respect to Prepetition Singer Notes generally will be treated as ordinary income to the extent of the gain recognized in connection with the reorganization described above. Any remaining accrued but unrecognized market discount generally will be treated as ordinary income to the extent of the gain recognized upon the subsequent disposition of the New Common Stock received in exchange for the relevant Claim. If a holder was required under the market discount rules of the IRC to defer its deduction of all or a portion of the interest on indebtedness, if any, incurred or maintained to acquire or carry the relevant Claim, continued deferral of the deduction for interest on such indebtedness may be required. Any such deferred interest expense would be attributed to the property received in exchange for such Claim, and would be treated as interest paid or accrued in the year in which the holder disposes of such property.

b. Non-United States Tax Consequences

The Netherlands Antilles and Brazilian tax consequences of the Plan to Claim holders of Singer and Singer Brazil, respectively, are set forth below and are based on the advice of Arthur Andersen (Curaçao) and Arthur Andersen (Rio de Janeiro). Claim holders of Singer and Singer Brazil that are Non-United States Persons also may be subject to tax consequences in their respective jurisdictions of organization or residence. Except with respect to the tax laws of the Netherlands Antilles and Brazil, the Debtors have not investigated the possible foreign tax consequences of the Plan to holders of Claims against Singer and Singer Brazil that are Non-United States Persons. Accordingly, such Claim holders are urged to consult their tax advisors.

(i) Netherlands Antilles

(A) Residents of the Netherlands Antilles

Based on the advice of Arthur Andersen (Curaçao), the Netherlands Antilles tax consequences of the receipt of a Pro Rata share of the Trust Assets (including the New Common Stock) by a Netherlands Antilles-resident holder of an Allowed Class SNV-4 Claim in exchange for, and in full satisfaction of, such Claim should be as follows: an individual holder will realize a non-deductible loss for income tax purposes; a holder that is an onshore company for Netherlands Antilles tax purposes will realize a deductible loss for profit tax purposes; and a holder that is an offshore company for Netherlands Antilles tax purposes will not have any tax consequences.

(B) Non-residents of the Netherlands Antilles

Based on the advice of Arthur Andersen (Curaçao), the Debtors' Netherlands Antilles tax advisor, holders of Allowed Class SNV-4 Claims that are not residents of the Netherlands Antilles will not have any Netherlands Antilles tax consequences from their receipt of their respective Pro Rata shares of the Trust Assets (including the New Common Stock) in exchange for, and in full satisfaction of, their Claims.

(ii) Brazil

(A) Residents of Brazil

Based on the advice of Arthur Andersen (Rio de Janeiro), holders of Allowed Class SBrazil-4 Claims that exchange such Claims for New Singer Brazil Secured Term Notes will realize gain or loss on such exchange in an amount equal to the difference between their respective tax bases in their Claims and the value of the New Singer Brazil Secured Term Notes received. Any gain realized by individual holders of Allowed Class SBrazil-4 Claims that are residents of Brazil will be taxable for Brazilian individual income tax purposes in accordance with the nature of the gain. In the case of holders of New Singer Brazil Secured Term Notes that are corporations, such gain will be taxable for purposes of the Brazilian corporate income tax, the Brazilian social contribution on profits, PIS and COFINS.

Any losses incurred by individual holders of Allowed Class SBrazil-4 Claims that are residents of Brazil upon the exchange of such Claims for New Singer Brazil Secured Term Notes will not be deductible. Any such losses incurred by corporate holders that are residents of Brazil may be deductible for Brazilian income tax purposes and for purposes of the Brazilian social contribution on profits; however, the deduction is subject to disallowance by the relevant Brazilian tax authorities because the loss will not be incurred pursuant a transaction ordered or approved by a Brazilian court, but rather will be incurred pursuant to a private agreement between Singer Brazil and holders of Class SBrazil-4 Claims.

Interest paid to individual holders of New Singer Brazil Secured Term Notes will be taxable for Brazilian individual income tax purposes. In the case of holders of New Singer Brazil Secured Term Notes that are corporations, such interest will be taxable for purposes of the Brazilian corporate income tax, the Brazilian social contribution on profits, PIS and COFINS.

(B) Non-residents of Brazil

Based on the advice of Arthur Andersen (Rio de Janeiro), there will be no Brazilian tax consequences to holders of Allowed Class SBrazil-4 Claims that are not residents of Brazil upon the exchange of their Allowed Class SBrazil-4 Claims for New Singer Brazil Secured Term Notes. Such holders should consult their tax advisors regarding the tax consequences to them, if any, of the exchange in their respective jurisdictions of organization or residence.

Holders of New Singer Brazil Secured Term Notes that are not residents of Brazil will be subject to a Brazilian withholding tax on interest paid with respect to the notes, generally at a rate of 15%. An income tax treaty between Brazil and a holder's jurisdiction of residence or organization may provide for a lower withholding tax rate.

2. *Claim Holders of Singer U.S.*

a. *General*

A holder of a Claim against Singer U.S. that is a United States Person and whose Claim is paid in full or otherwise discharged on the Effective Date will recognize gain or loss for United States federal income tax purposes in an amount equal to the difference between (i) the fair market value on the Effective Date of any property received by such holder in respect of its Claim and (ii) the holder's adjusted tax basis in the Claim. A holder's tax basis in property received in exchange for its Claim will generally be equal to the fair market value of such property on the Effective Date. The holding period for any such property will begin on the day after the Effective Date.

b. *Market Discount*

See the discussion above under Section XI.B.1.(a)(ii).

3. *Claim Holders of Singer Furniture*

A holder of a Claim against Singer Furniture that is a United States Person and whose Claim is paid in full or otherwise discharged on the Effective Date will recognize gain or loss for United States federal income tax purposes in an amount equal to the difference between (a) the cash received by such holder in respect of its Claim and (b) the holder's adjusted tax basis in the Claim.

4. *Non-United States Persons*

A holder of a Claim against Singer, Singer Brazil, Singer U.S. or Singer Furniture that is a Non-United States Person generally will not be subject to United States federal income tax with respect to property received in exchange for such Claim pursuant to the Plan, unless (a) such Claim holder is engaged in a trade or business in the United States to which income, gain or loss from the exchange is "effectively connected" for United States federal income tax purposes, or (b) if such Claim holder is an individual, such Claim holder is present in the United States for 183 days or more during the taxable year of the exchange, and certain other requirements are met. If a holder of a Claim with respect to Prepetition Singer Notes is described in clause (a) or (b) above, such holder may nevertheless not be subject to United States federal income tax with respect to the exchange of its Claim for property pursuant to the Plan if the exchange constitutes a reorganization for United States federal income tax purposes. See the discussion above under Section XI.B.1.(a)(iv). If reorganization treatment is inapplicable, then (x) Claim

holders that are engaged in a trade or business in the United States to which income, gain or loss from the exchange is effectively connected will be taxable on a net income basis at the applicable United States federal income tax rates and (y) Claim holders who are individuals present in the United States for 183 days or more in the taxable year of the exchange will be taxable on the gain or loss from the exchange at the United States federal income tax rates applicable to capital gains.

5. *Information Reporting and Backup Withholding*

Certain payments, including the payments with respect to Claims pursuant to the Plan, are generally subject to information reporting by the payor (the relevant Debtor) to the IRS. Moreover, such reportable payments are subject to backup withholding under certain circumstances. Under the IRC's backup withholding rules, a holder of a Claim may be subject to backup withholding at a rate of 31% with respect to distributions or payments made pursuant to the Plan, unless the holder: (a) comes within certain exempt categories (which generally include corporations) and, when required, demonstrates this fact or (b) provides a correct United States taxpayer identification number and certifies under penalty of perjury that the taxpayer identification number is correct and that the taxpayer is not subject to backup withholding because of a failure to report all dividend and interest income.

Holders of Claims that are Non-United States Persons and that receive payments or distributions under the Plan through a United States office of the relevant Debtor will not be subject to backup withholding, provided that the holders furnish certification of their status as Non-United States Persons (and furnish any other required certifications), or are otherwise exempt from backup withholding. Generally, such certification is provided on IRS Form W-8BEN. Holders who receive payments or distributions under the Plan through a foreign office of the relevant Debtor may, if the Debtor has certain types of relationships to the United States, be subject to information reporting to the IRS regarding the exchange (but not backup withholding) unless the Debtor possesses in its files documentary evidence that the holder is a Non-United States Person and certain other conditions are met, or the holder otherwise establishes an exemption.

Backup withholding is not an additional tax. Amounts withheld under the backup withholding rules may be credited against a holder's United States federal income tax liability, and a holder may obtain a refund of any excess amounts withheld under the backup withholding rules by filing an appropriate claim for refund with the IRS (generally, a United States federal income tax return).

C. United States Federal Income Tax Consequences of the Singer Creditor Trust and the Singer U.S. Distribution Reserve

Under the IRC, amounts earned by an escrow account, settlement fund or similar fund must be subject to current tax. Although certain Treasury regulations have been issued, no Treasury regulations have been promulgated to address the tax treatment of such funds in a bankruptcy context. Accordingly, the proper tax treatment of such funds is uncertain. Depending on the facts and the relevant law, such funds possibly could be treated as grantor trusts, separately taxable trusts, or otherwise.

The Debtors presently intend to treat (1) the Trust Assets held in the Singer Creditor Trust and (2) the assets held in the Singer U.S. Distribution Reserve as held by corresponding grantor trusts with respect to which the holders of Allowed Class SNV-4 Claims against Singer or Allowed Class SUS-5 Claims against Singer U.S., as applicable, are treated as the grantors. Accordingly, such holders will be subject to current taxation on any earnings generated by the Trust Assets or the assets held in the Singer U.S. Distribution Reserve, as applicable. There can be no assurance that the IRS will respect the foregoing treatment. For example, the IRS may characterize the Singer Creditor Trust or the Singer U.S. Distribution Reserve as a grantor trust for the benefit of the Debtors, or as otherwise owned by and taxable to the Debtors. Alternatively, the IRS could characterize the Singer Creditor Trust or the Singer U.S. Distribution Reserve as a so-called "complex trust" subject to a separate entity level tax on its earnings, except to the extent that such earnings are distributed during the taxable year. Moreover, due to the possibility that the amounts of the consideration received by a holder of an Allowed Class SNV-4 Claim against Singer or an Allowed Class SUS-5 Claim against Singer U.S., as applicable, may increase or decrease, depending on whether the Singer Creditor Trust or the Singer U.S. Distribution Reserve, respectively, is treated as a grantor trust, the holder could be prevented from recognizing a loss until the time at which there are no assets at all remaining in the Singer Creditor Trust or the Singer U.S. Distribution Reserve, as applicable.

Holders of Allowed Class SNV-4 Claims against Singer and Class SUS-5 Claims against Singer U.S. are urged to consult their tax advisors regarding the potential United States federal income tax treatment of the Singer Creditor Trust and the

Singer U.S. Distribution Reserve, respectively, and the consequences to them of such treatment (including the effect on the computation of a holder's gain or loss in respect of its Claim, the subsequent taxation of any distributions from the Singer Distribution Reserve or the Singer U.S. Distribution Reserve, and the possibility of taxable income without a corresponding receipt of cash or property with which to satisfy the tax liability).

D. Importance of Obtaining Professional Tax Assistance

THE FOREGOING DISCUSSION IS INTENDED ONLY AS A SUMMARY OF CERTAIN INCOME TAX CONSEQUENCES OF THE PLAN AND IS NOT A SUBSTITUTE FOR CAREFUL TAX PLANNING WITH A TAX PROFESSIONAL. THE ABOVE DISCUSSION IS FOR INFORMATIONAL PURPOSES ONLY AND IS NOT TAX ADVICE. THE TAX CONSEQUENCES ARE IN MANY CASES UNCERTAIN AND MAY VARY DEPENDING ON A CLAIM HOLDER'S PARTICULAR CIRCUMSTANCES. ACCORDINGLY, CLAIM HOLDERS ARE URGED TO CONSULT THEIR TAX ADVISORS ABOUT THE UNITED STATES FEDERAL, STATE, AND LOCAL, AND APPLICABLE FOREIGN INCOME AND OTHER TAX CONSEQUENCES OF THE PLAN.

XII. CONFIRMATION

A. Feasibility of the Plan

In connection with confirmation of the Plan, the Bankruptcy Court will have to determine that the Plan is feasible pursuant to section 1129(a)(11) of the Bankruptcy Code, which means that the confirmation of the Plan is not likely to be followed by the liquidation or the need for further financial reorganization of the Debtors. Because the Plan constitutes a separate Plan for each Debtor, the requirements of section 1129(a)(11) of the Bankruptcy Code must be satisfied separately for each Debtor.

1. Reorganizing Debtors

To support the feasibility of the Plan with respect to the Reorganizing Debtors, the Debtors have prepared the Projections, which are Pro Forma Financial Projections for Fiscal Years 2000 through 2003, as set forth in Appendix D annexed to this Disclosure Statement. Stand-alone Projections have been prepared for (a) Reorganized Singer and its direct and direct subsidiaries (including non-Debtor Affiliates) on a consolidated basis, and (b) Singer U.S.

The Projections indicate that the Reorganizing Debtors should have sufficient cash flow to pay and service their respective debt obligations, including the Exit Financing Facility and to fund their operations as contemplated by the Business Plan. Accordingly, the Debtors believe that the Plan complies with the financial feasibility standard of section 1129(a)(11) of the Bankruptcy Code with respect to each Reorganizing Debtor. As noted in the Projections, however, the Debtors caution that no representations can be made as to the accuracy of the Projections or as to a Reorganized Debtor's ability to achieve the projected results. Many of the assumptions upon which the Projections are based are subject to uncertainties outside of the control of the Company. Some assumptions inevitably will not materialize and events and circumstances occurring after the date on which the Projections were prepared may be different from those assumed or may be unanticipated, and may affect adversely the Company's financial results. Therefore, the actual results may vary from the projected results and the variations may be material and adverse. See Article IX for a discussion of certain risk factors that may affect financial feasibility of the Plan with respect to the Reorganizing Debtors.

THE PROJECTIONS WERE NOT PREPARED WITH A VIEW TOWARD COMPLIANCE WITH THE GUIDELINES ESTABLISHED BY THE AMERICAN INSTITUTE OF CERTIFIED PUBLIC ACCOUNTANTS OR THE RULES AND REGULATIONS OF THE SEC REGARDING PROJECTIONS. FURTHERMORE, THE PROJECTIONS HAVE NOT BEEN AUDITED BY THE DEBTORS' INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS. ALTHOUGH PRESENTED WITH NUMERICAL SPECIFICITY, THE PROJECTIONS ARE BASED UPON A VARIETY OF ASSUMPTIONS, SOME OF WHICH IN THE PAST HAVE NOT BEEN ACHIEVED AND WHICH MAY NOT BE REALIZED IN THE FUTURE, AND ARE SUBJECT TO SIGNIFICANT BUSINESS, ECONOMIC AND COMPETITIVE UNCERTAINTIES AND CONTINGENCIES, MANY OF WHICH ARE BEYOND THE CONTROL OF THE DEBTORS. CONSEQUENTLY, THE PROJECTIONS SHOULD NOT BE REGARDED AS A REPRESENTATION OR WARRANTY

BY THE DEBTORS, OR ANY OTHER PERSON, THAT THE PROJECTIONS WILL BE REALIZED. ACTUAL RESULTS MAY VARY MATERIALLY FROM THOSE PRESENTED IN THE PROJECTIONS.

2. *Liquidating Debtors*

Section 1129(a)(11) of the Bankruptcy Code requires that confirmation of the plan not be likely to be followed by the liquidation, or the need for further financial reorganization, of the Debtors or any successors to the Debtors under the Plan, unless such liquidation or reorganization is proposed in the Plan. The Plan proposed by the Debtors provides for the liquidation of Singer Furniture, the Foreign Jurisdiction Liquidating Debtors and the No Asset Liquidating Debtors (collectively, the "Liquidating Debtors"). The Plan provides for the liquidation of the Liquidating Debtors' remaining assets and distributions of cash and the cash proceeds of such liquidation to creditors in accordance with the priority scheme of the Bankruptcy Code, or with respect to the Foreign Jurisdiction Liquidating Debtors, local law. The ability of a Liquidating Debtor to make the distributions described in the Plan does not depend on its future earnings. Accordingly, the Debtors believe that the Plan with respect to the Liquidating Debtors is feasible and meets the requirements of section 1129(a)(11) of the Bankruptcy Code.

B. Acceptance of the Plan

As a condition to Confirmation, the Bankruptcy Code requires that each Class of Impaired Claims vote to accept the Plan, except under certain circumstances.

Section 1126(c) of the Bankruptcy Code defines acceptance of a plan by a class of impaired claims as acceptance by holders of at least two-thirds (2/3) in dollar amount and more than one-half (½) in number of claims in that class, but for that purpose counts only those who actually vote to accept or to reject the Plan. Thus, a Class will have voted to accept the Plan only if two-thirds (2/3) in amount and a majority in number actually voting cast their Ballots in favor of acceptance. Claim holders who fail to vote are not counted as either accepting or rejecting a plan.

C. Best Interests of Claim Holders

Even if a plan is accepted by each class of Claim holders and Interest holders, the Bankruptcy Code requires a bankruptcy court to determine that the plan is in the best interests of all Claim holders and Interest holders that are impaired by the plan and that have not accepted the plan. The "best interests" test, as set forth in section 1129(a)(7) of the Bankruptcy Code, requires a bankruptcy court to find either that all members of an impaired class of claims have accepted the plan or that the plan will provide a member who has not accepted the plan with a recovery of property of a value, as of the effective date of the plan, that is not less than the amount that such holder would recover if the debtor were liquidated under Chapter 7 of the Bankruptcy Code. The best interests test does not apply to holders of Claims that are Unimpaired.

To calculate the probable distribution to members of each impaired class of Claim holders and Interest holders if the debtor were liquidated under Chapter 7, a bankruptcy court must first determine the aggregate dollar amount that would be generated from the debtor's assets if its Chapter 11 case was converted to a case under Chapter 7 of the Bankruptcy Code. This "liquidation value" would consist primarily of the proceeds from a forced sale of the debtor's assets by a Chapter 7 trustee.

If a Chapter 7 liquidation were pursued for the Debtors, the amount of liquidation value available to unsecured creditors would be reduced by, first, the claims of secured creditors to the extent of the value of their collateral, and, second, by the costs and expenses of liquidation, as well as by other administrative expenses and costs of both the Chapter 7 case and the Chapter 11 Cases. Costs of liquidation under Chapter 7 of the Bankruptcy Code would include the compensation of a trustee, as well as of counsel and other professionals retained by the trustee, asset disposition expenses, all unpaid expenses incurred by the Chapter 11 case (such as compensation of attorneys, financial advisors and accountants) that are allowed in the Chapter 7 case, litigation costs, and claims arising from the operations of the debtor during the pendency of the Chapter 11 case. The liquidation itself would trigger certain priority payments that otherwise would be due in the ordinary course of business. Those priority claims would be paid in full from the liquidation proceeds before the balance would be made available to pay general claims or to make any distribution in respect of equity interests. The liquidation would also prompt the rejection of certain executory contracts and unexpired leases and thereby create a higher number of unsecured creditors.

Once the bankruptcy court ascertains the recoveries in liquidation of secured creditors and priority claimants, it must determine the probable distribution to general unsecured creditors and equity security holders from the remaining available

proceeds in liquidation. If such probable distribution has a value greater than the distributions to be received by such creditors and equity security holders under the plan, then the plan is not in the best interests of creditors and equity security holders. The Debtors believe that the members of each Class of Impaired Claims will receive more under the Plan than they would receive if the Debtors were liquidated under Chapter 7.

D. Liquidation Analysis

1. Reorganizing Debtors

The Debtors believe that the Plan meets the "best interests of creditors" test of section 1129(a)(7) of the Bankruptcy Code with respect to the Reorganizing Debtors. There are Impaired Classes with respect to each Reorganizing Debtor, and the following Reorganizing Debtors have Impaired Classes that are receiving recoveries (other than Classes of the PBGC Claims): Singer, Singer Brazil, and Singer U.S. The Debtors believe that the members of each Impaired Class of Claims against such Reorganizing Debtors, other than Classes SNV-6, SNV-7, SAmedo-3, SAustralia-3, SAustria-3, SCanada-3, SExport-3, SFurniture-5, SSouth Africa-3, SSMC Germany-3, SWurselen-3, SUS-6, NALD-1 and NALD-3, which will receive no distribution, will receive more under the Plan than they would in a Chapter 7 liquidation. The liquidation analysis for each such individual Reorganizing Debtor is annexed as part of Appendix C to this Disclosure Statement.

2. Singer Furniture

The Debtors believe that the Plan meets the "best interests of creditors" test of section 1129(a)(7) of the Bankruptcy Code with respect to Singer Furniture. The Debtors believe that the members of each Impaired Class of Claims against Singer Furniture, which will be liquidated under Chapter 11,will receive at least as much pursuant to the Plan as they would receive or retain in a Chapter 7 liquidation. The liquidation analysis for Singer Furniture is annexed as part of Appendix C to this Disclosure Statement.

3. Foreign Jurisdiction Liquidating Debtors

The Debtors believe that the Plan meets the "best interests of creditors" test of section 1129(a)(7) of the Bankruptcy Code with respect to each of the Foreign Jurisdiction Liquidating Debtors. The Debtors believe that the members of each Impaired Class of Claims against Foreign Jurisdiction Liquidating Debtors will receive at least as much pursuant to the Plan as they would receive or retain in a Chapter 7 liquidation. The liquidation analysis for each individual Foreign Jurisdiction Liquidating Debtor is annexed as part of Appendix C to this Disclosure Statement.

4. No Asset Liquidating Debtors

The Debtors believe that, with respect to the creditors of the No Asset Liquidating Debtors, the Plan meets the "best interests of creditors" test of section 1129(a)(7) of the Bankruptcy Code. Because No Asset Liquidating Debtors do not own any assets, their creditors will receive no distribution pursuant to the Plan and would receive no distribution pursuant to a Chapter 7 liquidation. Thus, the Debtors believe that the members of each Impaired Class of the No Asset Liquidating Debtors will receive at least as much pursuant to the Plan as they would receive or retain in a Chapter 7 liquidation.

5. Presentation of Liquidation Analyses

The Debtors believe that any liquidation analysis with respect to any of the Debtors is inherently speculative. In addition, with respect to the Foreign Jurisdiction Liquidating Debtors, additional uncertainty is present because the distributions made pursuant to the Plan on account of Claims against Foreign Jurisdiction Liquidating Debtors depend on the laws and processes of the corresponding foreign jurisdictions because the Plan defers to the priorities and processes of such foreign proceedings. In each such foreign proceeding, there is or will be appointed a third-party administrator or receiver that is not controlled by the Debtors

The liquidation analyses for the Debtors necessarily contain estimates of the amount of Claims that will ultimately become Allowed Claims. These estimates are based solely upon the Debtors' incomplete review of Claims filed and the Debtors' books and records. No Order or finding has been entered by the Bankruptcy Court estimating or otherwise fixing the amount of Claims at the projected amounts of Allowed Claims set forth in the liquidation analyses. In preparing the liquidation analyses,

the Debtors have projected an amount of Allowed Claims that is at the lowest end of a range of reasonableness such that, for purposes of the liquidation analyses, the largest possible Chapter 7 liquidation dividend to holders of Allowed Claims can be assessed. The estimate of the amount of Allowed Claims set forth in the liquidation analyses should not be relied on for any other purpose, including, without limitation, any determination of the value of any distribution to be made on account of Allowed Claims under the Plan.

E. Valuation of the Reorganized Debtors

In conjunction with the Plan, the Debtors determined that it was necessary to estimate post-confirmation values for the enterprise of Reorganized Singer and Reorganized Singer U.S., and thus, the New Common Stock and the New Singer U.S. Common Stock. Accordingly, the Debtors directed the financial advisor to the Debtors and the Creditors' Committee, Blackstone, to prepare a valuation analysis of each of Reorganized Singer and Reorganized Singer U.S. for purposes of this Disclosure Statement.

In preparing its analyses, Blackstone (1) reviewed certain recent publicly available financial statements of the Debtors; (2) reviewed certain financial projections prepared by the Debtors for the operations of Reorganized Singer and Reorganized Singer U.S., including those Projections set forth in Appendix D annexed to this Disclosure Statement; (3) reviewed the Debtors' assumptions underlying such projections; (4) considered the market values of publicly traded companies that Blackstone and the Debtors believe are in businesses reasonably comparable to the operating business of Singer and Reorganized Singer U.S.; (5) considered certain economic and industry information relevant to the operating business of the Debtors; (6) discussed the current operations and prospects of the operating business with the Debtors; and (7) made such other examinations and performed such other analyses as Blackstone deemed necessary or appropriate for the purpose of its valuation.

In preparing its analyses Blackstone assumed and relied upon the accuracy and completeness of all of the financial and other information that was available to it from public sources and that was provided to Blackstone by the Debtors or their representatives, and has not assumed any responsibility for independent verification of any such information. With respect to the financial projections supplied to Blackstone, Blackstone assumed the accuracy thereof and assumed that such projections have been prepared reasonably in good faith and on a basis reflecting the best currently available estimates and judgments of the Debtors as to the future operating and financial performance of the Debtors. Such projections assume the Debtors will operate the businesses reflected in the Business Plan and that such businesses perform as expected in the Business Plan. To the extent that the Debtors operate more or fewer businesses during the projection period and to the extent that all or a portion of the businesses perform at levels inconsistent with those expected in the Business Plan, such adjustments may have a material impact on the operating projections and valuations as presented herein. Blackstone did not make or obtain any independent evaluation of the Reorganized Debtors' assets, nor did Blackstone verify any of the information it reviewed.

1. Reorganized Singer

With respect to the valuation of Reorganized Singer, in addition to the foregoing, Blackstone relied upon the following assumptions:

- Reorganized Singer's enterprise valuation consists of the aggregate enterprise value of the Reorganized Singer and its direct and indirect subsidiaries, including numerous non-Debtor operating Affiliates doing business worldwide (to the extent owned by Reorganized Singer).

- The enterprise valuation range indicated represents the enterprise value of Singer, and assumes the pro forma debt levels (as set forth in the Projections annexed hereto as Appendix D) adjusted for ownership percentages to calculate a range of equity value.

- Singer and the other Debtors will emerge from Chapter 11 on or about September 30, 2000.

- The Projections for Reorganized Singer are predicated upon the assumption that Singer will be able to obtain all necessary financing, as described herein, and that no asset sales other than those contemplated to be consummated by Singer prior to the Effective Date, or assumed in the Projections, will be required to meet Reorganized Singer's ongoing financial requirements. Blackstone has not made and makes no representations

as to whether Singer will obtain financing or consummate such asset sales or as to the terms upon which such financing may be obtained or such asset sales may be consummated.

- Blackstone also has assumed the general continuity of the present senior management of Singer following consummation of the Plan, and has assumed that general financial and market conditions as of the assumed Effective Date of the Plan will not differ materially from those conditions prevailing as of the date of this Disclosure Statement.

As a result of such analyses, reviews, discussions, considerations and assumptions, Blackstone estimates that the enterprise value of Reorganized Singer falls in a range between $245 – $265 million, and the aggregate value of the New Common Stock falls in a range between $70 – $90 million. The value of the New Preferred Stock is estimated to be approximately $17 million. This estimated range of values represents a hypothetical value which reflects the estimated intrinsic value of Singer derived through the application of various valuation techniques. Such analysis does not purport to represent valuation levels which would be achieved in, or assigned by, the public markets for debt and equity securities or private markets for corporations. Blackstone's estimate necessarily is based on economic, market, financial and other conditions as they exist on, and on the information made available to it as of, the date of this Disclosure Statement. It should be understood that, although subsequent developments may affect Blackstone's conclusions, Blackstone does not have any obligation and does not intend to update, revise or reaffirm its estimate.

2. *Reorganized Singer U.S.*

With respect to the valuation of Reorganized Singer U.S., in addition to the foregoing, Blackstone relied upon the following assumptions:

- Reorganized Singer U.S.'s enterprise valuation consists of the aggregate enterprise value of the Reorganized Singer U.S.

- The enterprise valuation range indicated represents the enterprise value of Singer U.S., and assumes the pro forma debt levels (as set forth in the Projections annexed hereto as Appendix D) to calculate a range of equity value.

- Singer U.S. will emerge from Chapter 11 on or about September 30, 2000.

- The Projections for Reorganized Singer U.S. are predicated upon the assumption that Singer U.S. will be able to obtain all necessary financing, as described herein, and that no asset sales other than those contemplated to be consummated by Singer U.S. prior to the Effective Date, or assumed in the Projections, will be required to meet the ongoing financial requirements of Reorganized Singer U.S. Blackstone has not made and makes no representations as to whether Singer U.S. will obtain financing or consummate such asset sales or as to the terms upon which such financing may be obtained or such asset sales may be consummated.

- Blackstone also has assumed the general continuity of the present senior management of Singer U.S. following consummation of the Plan, and has assumed that general financial and market conditions as of the assumed Effective Date of the Plan will not differ materially from those conditions prevailing as of the date of this Disclosure Statement.

As a result of such analyses, reviews, discussions, considerations and assumptions, Blackstone estimates that the enterprise value of Reorganized Singer U.S. falls in a range between $40 – $45 million, and the aggregate value of the New Singer U.S. Common Stock falls in a range between $5 – $10 million. This estimated range of values represents a hypothetical value which reflects the estimated intrinsic value of Singer U.S. derived through the application of various valuation techniques. Such analysis does not purport to represent valuation levels which would be achieved in, or assigned by, the public markets for debt and equity securities. Blackstone's estimate necessarily is based on economic, market, financial and other conditions as they exist on, and on the information made available to it as of, the date of this Disclosure Statement. It should be understood that, although subsequent developments may affect Blackstone's conclusions, Blackstone does not have any obligation and does not intend to update, revise or reaffirm its estimate.

3. *Summary of Financial Analysis*

The following is a brief summary of certain financial analyses performed by Blackstone to arrive at its estimation of the enterprise value of Reorganized Singer and Reorganized Singer U.S. Blackstone performed certain procedures, including each of the financial analyses described below, and reviewed with the management of Singer the assumptions on which such analyses were based and other factors, including the projected financial results of Reorganized Singer and Reorganized Singer U.S.

Analysis of Certain Publicly Traded Companies. To provide contextual data and comparative market information, Blackstone compared selected projected operating and financial ratios for Reorganized Singer and Reorganized Singer U.S. to the corresponding data and ratios of a number of comparable public companies ("Selected Companies") whose securities are publicly traded and which Blackstone believes have operating, market and trading characteristics similar to what might be expected of Reorganized Singer and Reorganized Singer U.S. Such data and ratios include the enterprise value of such Selected Companies as multiples of revenues, EBITDA and EBIT for historical and, where available, the projected periods.

Although the Selected Companies were used for comparison purposes, none of such companies is directly comparable to Reorganized Singer or Reorganized Singer U.S. Accordingly, an analysis of the results of such a comparison is not purely mathematical, but instead involves complex considerations and judgments concerning differences in historical and projected financial and operating characteristics of the Selected Companies and other factors that could affect the value of the Selected Companies or Reorganized Singer and Reorganized Singer U.S. to which they are being compared.

Discounted Cash Flow Analysis. To provide information with regard to valuation in terms of the future potential cash flows of Reorganized Singer and Reorganized Singer U.S., Blackstone determined a potential range of enterprise value based on estimated unleveraged free cash flows and terminal enterprise value achieved through a sale of the enterprise in a future year. Using this approach, Blackstone derived the present value of such cash flows by discounting the expected cash flows at a rate that reflects the riskiness of the cash flows. The estimated discount rate is a function of the expected cost of capital of Reorganized Singer and Reorganized Singer U.S., based on, among other things, the estimated cost of capital for the Selected Companies adjusted to account for the expected capital structure of Reorganized Singer and Reorganized Singer U.S.

As the estimated cash flows, estimated discount rate and expected capital structure of Reorganized Singer and Reorganized Singer U.S. are used to derive a potential value, an analysis of the results of such an estimate is not purely mathematical, but instead involves complex considerations and judgments concerning potential variance in the projected financial and operating characteristics of Reorganized Singer and Reorganized Singer U.S. and other factors that could affect the future prospects and cost of capital considerations for Reorganized Singer and Reorganized Singer U.S.

The summary set forth above does not purport to be a complete description of the analyses performed by Blackstone. The preparation of an estimate involves various determinations as to the most appropriate and relevant methods of financial analysis and the application of these methods in the particular circumstances and, therefore, such an estimate is not readily susceptible to summary description. In performing its analyses, Blackstone and the Debtors made numerous assumptions with respect to industry performance, business and economic conditions and other matters. The analyses performed by Blackstone are not necessarily indicative of actual values or future results, which may be significantly more or less favorable than suggested by such analyses.

Blackstone relied on the accuracy and reasonableness of the projections and the underlying assumptions as prepared by the Debtors. Blackstone's valuation assumes that operating results projected by the Debtors will be achieved in all material respects, including revenue growth, improvements in operating margins, earnings and cash flow, improvement in techniques for managing working capital, expenses and other elements. Certain of the projected results are materially better than the recent historical results of operations of the Debtors. To the extent that the valuation is dependent upon the Debtors' achievement of the projections, the valuation must be considered speculative.

F. Application of the "Best Interests" of Creditors Test to the Liquidation Analysis and the Valuation

It is impossible to determine with any specificity the value each creditor will receive as a percentage of its Allowed Claim. This difficulty in estimating the value of recoveries is due to, among other things, the inherent uncertainty with respect to the merit and/or collectibility of Trust Claims and the lack of any public market for the New Common Stock or the New Singer

U.S. Common Stock. Such a valuation is made even more difficult because the analysis regarding the amount of General Unsecured Claims that ultimately will be Allowed is preliminary and subject to change.

Notwithstanding the difficulty in quantifying recoveries to holders of Allowed Claims Creditors with precision, the Debtors believe that the financial disclosures contained herein and the Projections imply a greater recovery to holders of Claims in each Impaired Class under the Plan than the recovery available in a Chapter 7 liquidation.

Set forth below are tables and discussions that compare, for each Impaired Class for which the Plan provides a distribution, the estimated recoveries under the Plan with estimated recoveries in a Chapter 7 liquidation (utilizing the mid-point of the ranges set forth in the Liquidation Analysis). This comparison is not shown for Classes comprised solely of the PBGC Claims because the Plan embodies a settlement with the PBGC, which supports the Plan, rendering the "best interests" test inapplicable to such Classes. Estimated Liquidation Analysis Recoveries set forth below are calculated at the mid-point of the ranges set forth in the Liquidation Analysis.:

1. *Reorganizing Debtors*

a. *Reorganized Singer*

Impaired Class	Estimated Recovery Under the Plan	Estimated Liquidation Analysis Recovery
SNV-4	17%	5.5%

b. *Singer Brazil*

Impaired Class	Estimated Recovery Under the Plan	Estimated Liquidation Analysis Recovery
SBrazil-3	100%	15%
SBrazil-4	25%*	15%

* In addition, holders of Claims classified in Class SBrazil-4 will, under the Plan, receive additional distributions on account of their Allowed Guarantee Claims against Singer

c. *Singer U.S.*

Impaired Class	Estimated Recovery Under the Plan	Estimated Liquidation Analysis Recovery
SUS-3	100%	54%
SUS-5	6%	0%

2. *Liquidating Debtors*

a. *Singer Furniture*

Due to the numerous uncertainties and time delays associated with liquidations of assets, it is not possible to predict with certainty the outcome of any Chapter 7 or Chapter 11 liquidation. However, although the Plan's proposed Chapter 11 liquidation of Singer Furniture and a hypothetical Chapter 7 liquidation would have the identical goal of liquidating Singer Furniture's assets for the benefit of its creditors, the Debtors believe that the Plan provides a more efficient vehicle to accomplish this goal. Like the Debtors, a Chapter 7 trustee would complete the liquidation of Singer Furniture's assets, resolution of its Disputed Claims,

and distributions to the corresponding creditors. However, a Chapter 7 trustee would not have the benefit of the historical knowledge of Singer Furniture's prepetition and postpetition affairs that is possessed by the Debtors, and thus would likely have to complete substantial due diligence of Singer Furniture's affairs to complete the liquidation process appropriately. Additionally, conversion of Singer Furniture's Chapter 11 Case to Chapter 7 would require the retention of new professionals and likely duplication of effort of work already performed by the Chapter 11 Professionals. Furthermore, a conversion to Chapter 7 would take time and likely delay distributions to Singer Furniture's creditors. Accordingly, the Debtors believe that Singer Furniture's creditors will receive greater and prompter distributions under the Plan than they would receive through a Chapter 7 liquidation of Singer Furniture. The Plan, therefore, is in the best interests of each Claim holder of Singer Furniture.

b. *Foreign Jurisdiction Liquidating Debtors*

In addition to the factors discussed above with respect to Singer Furniture, a liquidation of the Foreign Jurisdiction Liquidating Debtors involves increased uncertainties due to the role of foreign jurisdictions and their applicable laws as to the distribution of proceeds pursuant to a liquidation of a Foreign Jurisdiction Liquidating Debtor. However, although the Plan's proposed liquidation of the Foreign Jurisdiction Liquidating Debtors and a Chapter 7 liquidation of such Debtors would have the same goal of liquidating the Foreign Jurisdiction Liquidating Debtors' assets for the benefit of their respective creditors, the Debtors believe that the Plan provides a more efficient vehicle to accomplish this goal. A Chapter 7 trustee presumably would attempt to complete the liquidation of the Foreign Jurisdiction Liquidating Debtors' assets, the resolution of their Disputed Claims, and the distributions to the corresponding creditors, but would also have to attempt to coordinate its efforts with the Foreign Liquidation Proceedings. Additionally, conversion of these cases to Chapter 7 would require the retention of new professionals and likely duplication of effort of work already performed by the Chapter 11 Professionals. Accordingly, a Chapter 7 liquidation for the Foreign Jurisdiction Liquidating Debtors would add a layer of administrative expenses to be paid from such Debtors' assets, at the expense of distribution available to other creditors. Thus, the Debtors believe that the respective creditors of the Foreign Jurisdiction Liquidating Debtors will receive greater and prompter distributions under the Plan than they would receive through a Chapter 7 liquidation of the Foreign Jurisdiction Liquidating Debtors. The Plan, therefore, is in the best interests of each Claim holder of the Foreign Jurisdiction Liquidating Debtors.

c. *No Asset Liquidating Debtors*

The No Asset Liquidating Debtors do not own any assets. Therefore, neither a Chapter 11 nor a Chapter 7 liquidation will result in any distribution to their creditors. The Plan, therefore, is in the best interests of each Claim holder of the No Asset Liquidating Debtors.

G. Confirmation Without Acceptance of All Impaired Classes: The "Cramdown" Alternative

In the event that a Class of Claims or Interests does not accept the Plan or is deemed to have rejected the Plan, the Debtors intend to seek confirmation of the Plan pursuant to the "cramdown" provisions of the Bankruptcy Code. Specifically, section 1129(b) of the Bankruptcy Code provides that a plan can be confirmed even if the plan is not accepted by all impaired classes, as long as at least one impaired class of Claims has accepted it. The Bankruptcy Court may confirm the Plan at the request of the Debtors if the Plan "does not discriminate unfairly" and is "fair and equitable" as to each impaired class that has not accepted the Plan. A plan does not discriminate unfairly within the meaning of the Bankruptcy Code if a dissenting class is treated equally with respect to other classes of equal rank.

A plan is fair and equitable as to a class of secured claims that rejects such plan if the plan provides (1)(a) that the Claim holders included in the rejecting class retain the liens securing those claims whether the property subject to those liens is retained by the debtor or transferred to another entity, to the extent of the allowed amount of such claims, and (b) that each holder of a claim of such class receives on account of that claim deferred cash payments totaling at least the allowed amount of that claim, of a value, as of the effective date of the plan, of at least the value of the holder's interest in the estate's interest in such property; (2) for the sale, subject to section 363(k) of the Bankruptcy Code, of any property that is subject to the liens securing the claims included in the rejecting class, free and clear of the liens, with the liens to attach to the proceeds of the sale, and the treatment of the liens on proceeds under clause (1) or (2) of this paragraph; or (3) for the realization by such holders of the indubitable equivalent of such claims.

A plan is fair and equitable as to a class of unsecured claims which rejects a plan if the plan provides (1) for each holder of a claim included in the rejecting class to receive or retain on account of that claim property that has a value, as of the effective

date of the plan, equal to the allowed amount of such claim; or (2) that the holder of any claim or interest that is junior to the claims of such class will not receive or retain on account of such junior claim or interest any property at all.

A plan is fair and equitable as to a class of equity interests that rejects a plan if the plan provides (1) that each holder of an interest included in the rejecting class receive or retain on account of that interest property that has a value, as of the effective date of the plan, equal to the greater of the allowed amount of any fixed liquidation preference to which such holder is entitled, any fixed redemption price to which such holder is entitled, or the value of such interest; or (2) that the holder of any interest that is junior to the interest of such class will not receive or retain under the plan on account of such junior interest any property at all.

At the Confirmation Hearing the Debtors shall request confirmation pursuant to section 1129(b) of the Bankruptcy Code with respect to each class of Class or Interests that does not or is deemed not to have accepted the Plan. See Article XIV for a summary of those Claims deemed not to have accepted the Plan.

H. Conditions to Confirmation and/or Consummation

1. Conditions to Confirmation

The following are conditions precedent to confirmation of the Plan that may be satisfied or waived in accordance with Section 13.3 of the Plan:

a. The Bankruptcy Court shall have approved by Final Order a disclosure statement with respect to the Plan in form and substance reasonably acceptable to the Debtors and the Creditors' Committee.

b. The Confirmation Order shall be in form and substance reasonably acceptable to the Debtors and the Creditors' Committee.

2. Conditions to the Effective Date

The following are conditions precedent to the occurrence of the Effective Date, each of which may be satisfied or waived in accordance with Section 13.3 of the Plan:

a. The applicable Reorganized Debtors shall have entered into the Exit Financing Facility and all conditions precedent to the consummation thereof shall have been waived or satisfied in accordance with the terms thereof.

b. Reorganized Singer U.S. shall have entered into the New Singer U.S. Exit Financing Facility and all conditions precedent to the consummation thereof shall have been waived or satisfied in accordance with the terms thereof.

c. The Debtors shall have Cash on hand sufficient to pay all Claims and to make any other payments required to be paid under the Plan by the Debtors on the Effective Date and to fund the Holdback Escrow Account.

d. All transactions set forth in Sections 7.1(b) and 7.4 of the Plan shall have been entered into and all conditions precedent to the consummation thereof shall have been satisfied.

e. The Sewing Salaried Employees Retirement Plan shall have been terminated pursuant to applicable regulations.

f. The Confirmation Order shall be in form and substance acceptable to the Debtors and reasonably acceptable to the Creditors' Committee and shall have been entered by the Bankruptcy Court and shall be a Final Order, and no request for revocation of the Confirmation Order under section 1144 of the Bankruptcy Code shall have been made, or, if made, shall remain pending.

g. Each Exhibit, Plan Schedule and documents or agreements to be executed in connection therewith shall be in form and substance reasonably acceptable to the Creditors' Committee.

I. Waiver of Conditions to Confirmation and/or Consummation

The conditions set forth in Sections 13.1 and 13.2 of the Plan may be waived, in whole or in part, by the Debtors in their sole discretion with the consent of the Creditors' Committee (such consent not to be unreasonably withheld) without notice to any other parties in interest or the Bankruptcy Court and without a hearing. The failure to satisfy or waive any condition to the Confirmation Date or the Effective Date may be asserted by the Debtors in their sole discretion regardless of the circumstances giving rise to the failure of such condition to be satisfied (including any action or inaction by the Debtors in their sole discretion). The failure of the Debtors in their sole discretion to exercise any of the foregoing rights shall not be deemed a waiver of any other rights, and each such right shall be deemed an ongoing right, which may be asserted at any time.

J. Retention of Jurisdiction

Pursuant to sections 105(a) and 1142 of the Bankruptcy Code, the Bankruptcy Court shall have exclusive jurisdiction of all matters arising out of, and related to, the Chapter 11 Cases and the Plan, including, among other things, the following matters:

1. to hear and determine pending motions for the assumption or rejection of executory contracts or unexpired leases or the assumption and assignment, as the case may be, of executory contracts or unexpired leases to which any of the Debtors are a party or with respect to which any of the Debtors may be liable, and to hear and determine the allowance of Claims resulting therefrom including the amount of Cure, if any, required to be paid to such Claim holders;

2. to adjudicate any and all adversary proceedings, applications and contested matters that may be commenced or maintained pursuant to the Chapter 11 Cases or the Plan, including, without limitation, any adversary proceeding or contested matter with respect to a Trust Claim, proceedings to adjudicate the allowance of Disputed Claims (which jurisdiction with respect to Disputed Claims against Foreign Jurisdiction Liquidating Debtors shall be co-extensive with Foreign Liquidation Proceedings and, if appropriate, subject to International Protocols) and all controversies and issues arising from or relating to any of the foregoing;

3. to ensure that distributions to Allowed Claim holders are accomplished as provided herein;

4. to hear and determine any and all objections to the allowance or estimation of Claims filed, both before and after the Confirmation Date, including any objections to the classification of any Claim or Interest, and to allow or disallow any Claim, in whole or in part (which jurisdiction with respect to Disputed Claims against Foreign Jurisdiction Liquidating Debtors shall be co-extensive with Foreign Liquidation Proceedings and, if appropriate, subject to International Protocols);

5. to enter and implement such orders as may be appropriate if the Confirmation Order is for any reason stayed, revoked, modified and/or vacated;

6. to issue orders in aid of execution, implementation or consummation of the Plan;

7. to consider any modifications of the Plan with respect to any Debtor, to cure any defect or omission, or to reconcile any inconsistency in any Order of the Bankruptcy Court, including, without limitation, the Confirmation Order;

8. to hear and determine all matters involving claims or Causes of Action involving any of the Debtors or their property and Akai or Semi-Tech;

9. to hear and determine all applications for allowance of compensation and reimbursement of Professional Claims under the Plan or under sections 330, 331, 503(b), 1103 and 1129(a)(4) of the Bankruptcy Code;

10. to hear and determine all motions or objections regarding compensation and reimbursement of expenses made by the Trustee, the Foreign Representatives or any professionals retained by the Trustee or the Foreign Representatives pursuant to Section 14.3 of the Plan, including, without limitation, the ability of the Bankruptcy Court to enter an Order to show cause and commence a hearing to examine any issue concerning the fees and expenses of the Trustee, the Foreign Representatives or any professionals retained by the Trustee or the Foreign Representatives;

11. to determine requests for the payment of Claims entitled to priority under section 507(a)(1) of the Bankruptcy Code, including compensation of and reimbursement of expenses of parties entitled thereto;

12. to hear and determine disputes arising in connection with the interpretation, implementation or enforcement of the Plan, including disputes arising under agreements, documents or instruments executed in connection with the Plan;

13. to hear and determine all suits or adversary proceedings to recover assets of any of the Debtors and property of their Estates, wherever located;

14. to hear and determine matters concerning state, local and federal taxes in accordance with sections 346, 505 and 1146 of the Bankruptcy Code;

15. to hear any other matter not inconsistent with the Bankruptcy Code;

16. to hear and determine all disputes involving the existence, nature or scope of the Debtors' discharge, including any dispute relating to any liability arising out of the termination of employment or the termination of any employee or retiree benefit program, regardless of whether such termination occurred prior to or after the Effective Date;

17. to hear and determine disputes arising in connection with the interpretation, implementation or enforcement of the Singer Creditor Trust;

18. to enter a final decree closing the Chapter 11 Cases;

19. to enforce all Orders previously entered by the Bankruptcy Court; and

20. to hear and determine any Claims, liabilities or causes of action asserted against the Foreign Representatives, as more particularly set forth in Section 14.1(b) of the Plan.

In addition, notwithstanding anything contained in this Disclosure Statement or the Plan to the contrary, the Bankruptcy Court will retain exclusive jurisdiction to hear and determine disputes concerning Retained Actions and Trust Claims and any motions to compromise or settle such disputes. Despite the foregoing, if the Bankruptcy Court is determined not to have jurisdiction with respect to the foregoing, or if Reorganized Singer or the Singer Creditor Trust chooses to pursue any Retained Action or Trust Claim (as applicable) in another court of competent jurisdiction, Reorganized Singer or the Singer Creditor Trust (as applicable) will have authority to bring such action in any other court of competent jurisdiction. Notwithstanding anything contained in this Disclosure Statement or the Plan to the contrary (including the commencement of the Foreign Liquidation Proceedings), the Bankruptcy Court retains jurisdiction of matters arising out of, and related to, the Chapter 11 Cases of the Foreign Jurisdiction Liquidating Debtors.

XIII. ALTERNATIVES TO CONFIRMATION AND CONSUMMATION OF THE PLAN

The Debtors believe that the Plan affords holders of Claims and Interests the potential for the greatest realization on the Debtors' assets and, therefore, is in the best interests of such holders.

If the Plan is not confirmed, however, the theoretical alternatives include (a) continuation of the pending Chapter 11 Cases, (b) an alternative plan or plans of reorganization, or (c) liquidation of the Debtors under Chapter 7 or Chapter 11 of the Bankruptcy Code.

A. Continuation of the Chapter 11 Cases

If the Debtors remain in Chapter 11, the Debtors could continue to operate their businesses and manage their properties as Debtors in Possession, but they would remain subject to the restrictions imposed by the Bankruptcy Code. It is not clear whether the Debtors could survive as a going concern in protracted Chapter 11 cases. The Debtors could have difficulty sustaining the high costs and the erosion of market confidence, which may be caused if the Debtors remain Chapter 11 debtors-in-reorganization. Ultimately, the Debtors (or other parties in interest) could propose another plan or liquidate under Chapter 7.

B. Alternative Plans of Reorganization

If the Plan is not confirmed, the Debtors, or, if the Bankruptcy Court did not grant further extensions of the Debtors' exclusive period in which to solicit a reorganization plan, any other party in interest in the Chapter 11 Cases, could propose a different plan or plans. Such plans might involve either a reorganization and continuation of the Debtors' businesses, an orderly liquidation of their assets, or a combination of both.

C. Liquidation under Chapter 7 or Chapter 11

If no plan is confirmed, the Debtors' Chapter 11 Cases may be converted to cases under Chapter 7 of the Bankruptcy Code. In a Chapter 7 case, a trustee or trustees would be appointed to liquidate the assets of the Debtors. It is impossible to predict precisely how the proceeds of the liquidation would be distributed to the respective holders of Claims and Interests.

The Debtors believe that in liquidation under Chapter 7, before creditors receive any distribution, additional administrative expenses involved in the appointment of a trustee or trustees and attorneys, accountants and other professionals to assist such trustees would cause a substantial diminution in the value of the estates. The assets available for distribution to creditors would be reduced by such additional expenses and by Claims, some of which would be entitled to priority, which would arise by reason of the liquidation and from the rejection of leases and other executory contracts in connection with the cessation of the Debtors' operations and the failure to realize the greater going concern value of the Debtors' assets.

The Debtors also may be liquidated pursuant to the provisions of a Chapter 11 plan. In a liquidation under Chapter 11, the Debtors' assets could be sold in an orderly fashion over a more extended period of time than in a liquidation under Chapter 7. Thus, a Chapter 11 liquidation might result in larger recoveries than in a Chapter 7 liquidation, but the delay in distributions could result in lower present values received and higher administrative costs. Because a trustee is not required in a Chapter 11 case, expenses for professional fees could be lower than in a Chapter 7 case, in which a trustee must be appointed. Any distribution to the Claim holders of the Reorganizing Debtors under a Chapter 11 liquidation plan likely would be delayed substantially.

The liquidation analysis for each individual Debtor, prepared with the assistance of the Debtors' financial advisors, is premised upon a liquidation in a Chapter 7 case or, as applicable, in the Foreign Liquidation Proceedings, and is annexed as Appendix C to this Disclosure Statement. In the liquidation analyses, the Debtors have taken into account the nature, status and underlying value of their assets, the ultimate realizable value of their assets, and the extent to which such assets are subject to liens and security interests.

The likely form of any liquidation would be the sale of individual assets. Based on this analysis, it is likely that a liquidation of the Reorganizing Debtors' assets would produce less value for distribution to creditors than that recoverable in each

instance under the Plan. In the opinion of the Debtors, the recoveries projected to be available in liquidation of the Reorganizing Debtors are not likely to afford holders of Claims as great a realization potential as does the Plan.

XIV. VOTING REQUIREMENTS

On June 22, 2000, the Bankruptcy Court entered an Order approving, among other things, this Disclosure Statement, setting voting procedures and scheduling the hearing on confirmation of the Plan (the "Procedures Order"). A copy of the Notice of Confirmation Hearing is enclosed with this Disclosure Statement. The Notice of the Confirmation Hearing sets forth in detail, among other things, the voting deadlines and objection deadlines. The Notice of Confirmation Hearing and the instructions attached to the Ballot should be read in connection with this section of this Disclosure Statement.

If you have any questions about (a) the procedure for voting your Claim, (b) the packet of materials that you have received, or (c) the amount of your Claim, please contact the Voting Agent at the following address:

Robert L. Berger and Associates, Inc.
17525 Ventura Boulevard, Suite 200
Encino, California 91316-3846
Attn: The Singer Company N.V.

If you wish to obtain, at your own expense, unless otherwise specifically required by Federal Rule of Bankruptcy Procedure 3017(d), an additional copy of the Plan, this Disclosure Statement or any appendices or exhibits to such documents, please contact:

Bankruptcy Services, L.L.C.
Heron Tower
70 East 55th Street - 6th Floor
New York, New York 10022
Attn: The Singer Company N.V.
(212) 376-8485

The Bankruptcy Court may confirm the Plan only if it determines that the Plan complies with the technical requirements of Chapter 11 of the Bankruptcy Code and that the disclosures by the Debtors concerning the Plan have been adequate and have included information concerning all payments made or promised by the Debtors in connection with the Plan and the Chapter 11 Cases. In addition, the Bankruptcy Court must determine that the Plan has been proposed in good faith and not by any means forbidden by law, and under Bankruptcy Rule 3020(b)(2), it may do so without receiving evidence if no objection is timely filed.

In particular, the Bankruptcy Code requires the Bankruptcy Court to find, among other things, that (a) the Plan has been accepted by the requisite votes of all Classes of Impaired Claims and Interests unless approval will be sought under section 1129(b) of the Bankruptcy Code in spite of the dissent of one or more such Classes, (b) the Plan is "feasible," which means that there is a reasonable probability that the Debtors will be able to perform their obligations under the Plan and continue to operate their businesses without further financial reorganization or liquidation, and (c) the Plan is in the "best interests" of all Claim holders, which means that such holders will receive at least as much under the Plan as they would receive in a liquidation under Chapter 7 of the Bankruptcy Code. The Bankruptcy Court must find that all conditions mentioned above are met before it can confirm the Plan. Thus, even if all the Classes of Impaired Claims against the Debtors accept the Plan by the requisite votes, the Bankruptcy Court must make an independent finding that the Plan conforms to the requirements of the Bankruptcy Code, that the Plan is feasible, and that the Plan is in the best interests of the holders of Claims against the Debtors. These statutory conditions to confirmation are discussed above.

SPECIAL NOTE FOR HOLDERS OF PREPETITION SINGER NOTES AND BRAZIL PREPETITION NOTES

At the close of business on the Record Date, the fifth Business Day following the Effective Date, the transfer ledgers of the indenture trustees, agents and servicers of the Prepetition Singer Notes and Brazil Prepetition Notes shall be closed, and there shall be no further changes in the record holders of the Prepetition Singer Notes and Brazil Prepetition Notes. Neither the

Reorganized Debtors nor the Trustee nor the indenture trustee, agents and servicers for such Prepetition Singer Notes or Brazil Prepetition Notes shall have any obligation to recognize any transfer of such Prepetition Singer Notes or Brazil Prepetition Notes occurring after the Record Date. The Reorganized Debtors and the indenture trustee, agents and servicers for such Prepetition Singer Notes or Brazil Prepetition Notes and the Disbursing Agent shall be entitled instead to recognize and deal for all purposes hereunder with only those record holders stated on the transfer ledgers as of the close of business on the Record Date.

On or before the Effective Date, or as soon as practicable thereafter, each holder of an instrument evidencing a Claim on account of Prepetition Singer Notes or Brazil Prepetition Notes (a "Certificate") shall surrender such Certificate to the Trustee, or to the indenture trustee, agent or servicer, as the case may be, who is serving in such capacity with respect to the Prepetition Singer Notes or Brazil Prepetition Notes, and such Certificate shall be cancelled. No distribution of property under the Plan will be made to or on behalf of any such holder unless and until such Certificate is received by the Trustee or the respective indenture trustee, agent or servicer, as the case may be, or the unavailability of such Certificate is reasonably established to the satisfaction of the Trustee or the respective indenture trustee, agent or servicer, as the case may be. Any such holder who fails to surrender or cause to be surrendered such Certificate or fails to execute and deliver an affidavit of loss and indemnity reasonably satisfactory to the Trustee or the respective indenture trustee, agent or servicer, or the Brazil Release Documentation, as applicable, as the case may be, prior to the first anniversary of the Effective Date, shall be deemed to have forfeited all rights and Claims in respect of such Certificate and shall not participate in any distribution hereunder, and all property in respect of such forfeited distribution, including interest accrued thereon, shall revert to the Trustee or Singer Brazil, as applicable, notwithstanding any federal or state escheat laws to the contrary.

Prior to any distribution on account of any Prepetition Singer Notes or Brazil Prepetition Notes, the indenture trustee, agent or servicer of the Prepetition Singer Notes or Brazil Prepetition Notes shall (a) inform the Trustee or Singer Brazil, as applicable, as to the amount of properly surrendered Prepetition Singer Notes or Brazil Prepetition Notes and (b) instruct the Trustee or Singer Brazil, as applicable, in a form and manner that the Trustee or Singer Brazil, as applicable, reasonably determines to be acceptable, of the names of the holders of Prepetition Singer Notes or Brazil Prepetition Notes with Allowed Class SNV-4 Claims and Allowed Class SBrazil-4 Claims, respectively.

UNLESS THE BALLOT OR MASTER BALLOT BEING FURNISHED IS TIMELY SUBMITTED TO THE VOTING AGENT ON OR PRIOR TO THE VOTING DEADLINE TOGETHER WITH ANY OTHER DOCUMENTS REQUIRED BY SUCH BALLOT, THE PROCEDURES ORDER PROVIDES FOR THE REJECTION OF SUCH BALLOT AS INVALID AND, THEREFORE, SUCH BALLOT SHALL NOT BE COUNTED AS AN ACCEPTANCE OR REJECTION OF THE PLAN. IN NO CASE SHOULD A BALLOT OR ANY OF THE CERTIFICATES BE DELIVERED TO THE DEBTORS OR ANY OF THEIR ADVISORS.

A. Parties in Interest Entitled to Vote

Under section 1124 of the Bankruptcy Code, a class of claims is deemed to be "impaired" under a plan unless (1) the plan leaves unaltered the legal, equitable and contractual rights to which such claim or interest entitles the holder thereof or (2) notwithstanding any legal right to an accelerated payment of such claim or interest, the plan cures all existing defaults (other than defaults resulting from the occurrence of events of bankruptcy) and reinstates the maturity of such claim or interest as it existed before the default.

In general, a holder of a claim or interest may vote to accept or to reject a plan if (1) the claim or interest is "allowed," which means generally that no party in interest has objected to such claim or interest, and (2) the claim or interest is impaired by the Plan. If the holder of an impaired claim or interest will not receive any distribution under the plan in respect of such claim or interest, the Bankruptcy Code deems such holder to have rejected the plan. If the claim or interest is not impaired, the Bankruptcy Code deems that the holder of such claim or interest has accepted the plan and the plan proponent need not solicit such holder's vote.

The holder of a Claim against the Debtors that is "impaired" under the Plan is entitled to vote to accept or reject the Plan if (1) the Plan provides a distribution in respect of such Claim, and (2)(a) the Claim has been scheduled by the Debtors (and such claim is not scheduled as disputed, contingent or unliquidated), or (b) it has filed a proof of claim on or before the bar date applicable to such holder, pursuant to sections 502(a) and 1126(a) of the Bankruptcy Code and Federal Rules of Bankruptcy Procedure 3003 and 3018. Any Claim as to which an objection has been timely filed and has not been withdrawn or dismissed is not entitled to vote, unless the Bankruptcy Court, pursuant to Federal Rule of Bankruptcy Procedure 3018(a), upon application

of the holder of the Claim with respect to which there has been an objection, temporarily allows the Claim in an amount that the Bankruptcy Court deems proper for the purpose of accepting or rejecting the Plan.

A vote may be disregarded if the Bankruptcy Court determines, pursuant to section 1126(e) of the Bankruptcy Code, that it was not solicited or procured in good faith or in accordance with the provisions of the Bankruptcy Code. The Procedures Order also sets forth assumptions and procedures for tabulating Ballots that are not completed fully or correctly.

B. Classes Impaired Under the Plan

1. Voting Impaired Classes of Claims and Interests.

The following Classes are Impaired under, and entitled to vote on, the Plan (Classes marked with an asterisk are subject to elimination or reclassification if the conditions set forth in Section 5.5(a) of the Plan are not satisfied):

SNV-2 SNV-4	SAmedo-2	SAustralia-2	SAustria-2	SBrazil-2 SBrazil-4*	SCanada-2
SExport-2	SFurniture-1 SFurniture-2 SFurniture-3 SFurniture-4	SSouth Africa-2	SSMC Germany-2	STurkey-2	SUS-2 SUS-3 SUS-5
SWurselen-2	NALD-2	SHolding-2			

2. Non-Voting Impaired Classes of Claims and Interests

The Classes listed below are not entitled to receive or retain any property under the Plan. Under section 1126(g) of the Bankruptcy Code, Claim holders and Interest holders in such Classes are deemed to reject the Plan, and the votes of such Claim holders and Interest holders will not be solicited.

SNV-6 SNV-7	SAmedo-3	SAustralia-3	SAustria-3	SCanada-3	SExport-3
SFurniture-5	SSouth Africa-3	SSMC Germany-3	SWurselen-3	SUS-6	NALD-1 NALD-3

In addition, based upon an Order entered by the Bankruptcy Court on June 22, 2000, the Debtors will not be soliciting the votes of holders of Claims against a Foreign Jurisdiction Liquidating Debtor (other than the PBGC) and holders of Claims against Singer Brazil that are subject to the Singer Brazil Concordata, and for purposes of seeking confirmation of the Plan, holders of Claims in such Classes are deemed to reject the Plan. Such Classes are set forth below:

SAmedo-1	SAustralia-1	SAustria-1	SBrazil-3	SCanada-1	SExport-1
SSouth Africa-1	SSMC Germany-1	SWurselen-1			

3. Unimpaired Classes of Claims and Interests

All other Classes of Claims are Unimpaired under the Plan and deemed under section 1126(f) of the Bankruptcy Code to have accepted the Plan (subject to reclassification of certain Classes based upon the alternate treatments set forth in Article V of the Plan). Their votes to accept or reject the Plan will not be solicited. Acceptances of the Plan are being solicited only from those who hold Claims in an Impaired Class whose members will receive a distribution under the Plan.

XV. CONCLUSION

This Disclosure Statement was approved by the Bankruptcy Court after notice and a hearing. The Bankruptcy Court has determined that this Disclosure Statement contains information adequate to permit Claim holders and Interest holders to make an informed judgment about the Plan. Such approval, however, does not mean that the Bankruptcy Court recommends either acceptance or rejection of the Plan.

A. Hearing on and Objections to Confirmation

1. Confirmation Hearing

The hearing on confirmation of the Plan has been scheduled for August 24, 2000, at 10:00 a.m. (Eastern Time). Such hearing may be adjourned from time to time by announcing such adjournment in open court, all without further notice to parties in interest, and the Plan may be modified by the Debtors pursuant to section 1127 of the Bankruptcy Code prior to, during, or as a result of that hearing, without further notice to parties in interest.

2. Date Set for Filing Objections to Confirmation

The time by which all objections to confirmation of the Plan must be filed with the Bankruptcy Court and received by the parties listed in the Confirmation Hearing Notice has been set for August 11, 2000, at 4:00 p.m. (Eastern Time). A copy of the Confirmation Hearing Notice has been provided with this Disclosure Statement.

B. Recommendation

The Plan provides for an equitable and early distribution to the Debtors' Creditors and preserves the jobs of a majority of the Debtors' employees. The Debtors and the Creditors' Committee believe that any alternative to confirmation of the Plan, such as liquidation or attempts by another party in interest to file a plan, could result in significant delays, litigation and costs, as well as the loss of jobs by most of the Debtors' employees. Moreover, the Debtors and the Creditors' Committee believe that creditors will receive greater and earlier recoveries under the Plan than those that would be achieved in liquidation.

THE CREDITORS' COMMITTEE HAS INDEPENDENTLY CONCLUDED THAT THE PLAN IS IN THE BEST INTERESTS OF THE DEBTORS' GENERAL UNSECURED CREDITORS, SUPPORTS CONFIRMATION OF THE PLAN DETAILED HEREIN AND URGES GENERAL UNSECURED CREDITORS TO VOTE TO ACCEPT THE PLAN.

ACCORDINGLY, THE DEBTORS AND THE CREDITORS' COMMITTEE BELIEVE THAT THE CONFIRMATION AND CONSUMMATION OF THE PLAN IS PREFERABLE TO ALL OTHER ALTERNATIVES. FOR THESE REASONS, THE DEBTORS AND THE CREDITORS' COMMITTEE URGE YOU TO RETURN YOUR BALLOT ACCEPTING THE PLAN.

Dated: New York, New York
June 22, 2000

Respectfully submitted,

THE SINGER COMPANY N.V. AND ITS SUBSIDIARIES AND AFFILIATES THAT ARE ALSO DEBTORS AND DEBTORS IN POSSESSION IN THE CHAPTER 11 CASES

By: /s/ Stephen H. Goodman
Stephen H. Goodman
President and Chief Executive Officer of Singer

By: /s/ John Wm. Butler, Jr.
John Wm. Butler, Jr. (JB 4711)
Timothy R. Pohl (TP 3467)
Timothy P. Olson (TO 6923)
SKADDEN, ARPS, SLATE, MEAGHER
& FLOM (ILLINOIS)
333 West Wacker Drive
Chicago, Illinois 60606-1285

- and -

Jay M. Goffman
SKADDEN, ARPS, SLATE, MEAGHER
& FLOM LLP
Four Times Square
New York, New York 10036

ATTORNEYS FOR THE SINGER COMPANY N.V. AND CERTAIN OF ITS SUBSIDIARIES AND AFFILIATES

(This page intentionally left blank)

APPENDIX A

FIRST AMENDED JOINT PLAN OF REORGANIZATION OF THE SINGER COMPANY N.V. AND ITS AFFILIATED DEBTORS AND DEBTORS IN POSSESSION

(This page intentionally left blank)

UNITED STATES BANKRUPTCY COURT
SOUTHERN DISTRICT OF NEW YORK

In re THE SINGER COMPANY N.V., et al., Debtors.	Chapter 11 Case Nos.: 99-10578 (BRL) through 99-10607 (BRL), 99-10613 (BRL), and 99-10616 (BRL) through 99-10629 (BRL) and 00-10423 (BRL) (Jointly Administered)

FIRST AMENDED JOINT PLAN OF REORGANIZATION OF THE SINGER COMPANY N.V. AND ITS AFFILIATED DEBTORS AND DEBTORS IN POSSESSION

SKADDEN, ARPS, SLATE, MEAGHER & FLOM (ILLINOIS)
John Wm. Butler, Jr.
Timothy R. Pohl
Timothy P. Olson
333 West Wacker Drive
Chicago, Illinois 60606-1285
(312) 407-0700

- and -

SKADDEN, ARPS, SLATE, MEAGHER & FLOM LLP
Jay M. Goffman
Four Times Square
New York, New York 10036
(212) 735-3000

Counsel for Debtors and Debtors in Possession

Dated: June 22, 2000

(This page intentionally left blank)

TABLE OF CONTENTS

PAGE

PAGE

PAGE

PAGE

EXHIBITS

Exhibit A	—	Form of Brazil Release Documentation
Exhibit B	—	Form of Management Stock Option Plan
Exhibit C	—	Form of Registration Rights Agreement
Exhibit D	—	Form of Singer U.S. License, Distribution and Management Agreement
Exhibit E	—	Form of Singer Creditor Trust Agreement
Exhibit F(1)	—	Form of Articles of Incorporation of Reorganized Singer
Exhibit F(2)	—	Form of Articles of Incorporation of Reorganized Singer U.S.
Exhibit G	—	Form of Bylaws of Reorganized Singer U.S.

SCHEDULES

Schedule 1.54	—	Terms of Exit Financing Facility
Schedule 1.78	—	Terms of New Preferred Stock
Schedule 1.79	—	Terms of New Singer Brazil Secured Term Notes and New Singer Brazil Excess Cash Flow Notes
Schedule 1.83	—	Terms of New Singer U.S. Exit Financing Facility
Schedule 1.113	—	Schedule of Reinstated Singer Guarantee Claims
Schedule 1.143	—	Terms of Singer Turkey Restructuring Transaction
Schedule 1.156	—	Schedule of Causes of Action Constituting Trust Claims
Schedule 5.16(c)	—	Schedule of Allowed Intercompany Claims
Schedule 7.10	—	Schedule of Reorganization Bonuses
Schedule 8.1	—	Non-Exclusive Schedule of Rejected Leases and Executory Contracts
Schedule 8.2	—	Exclusive Schedule of Assumed Leases and Executory Contracts (including assumed Employment, Retirement, Indemnification and Other Incentive Compensation Programs)
Schedule 12.8(a)(i)	—	Schedule of Officers and Directors of the Debtors That Are Released Persons

INTRODUCTION

The Singer Company, N.V. ("Singer") and certain of its subsidiaries and Affiliates (as defined below; and together with Singer, the "Debtors"), as debtors and debtors in possession in the above-captioned jointly administered chapter 11 reorganization cases, hereby propose the following joint reorganization plan for the resolution of the Debtors' outstanding creditor claims and equity interests.

Most of Singer's operating Affiliates located outside of the United States have not commenced cases under chapter 11 of the Bankruptcy Code (as defined below) or similar proceedings in any other jurisdictions. *These operating Affiliates continue to operate their businesses in the ordinary course of business outside of bankruptcy.*

Pursuant to this Plan, and subject to the Combining Transactions (as defined below), certain of the Debtors are reorganizing and certain of the Debtors are liquidating in accordance with the laws of the jurisdictions in which they are incorporated, which are predominantly outside of the United States. With respect to each Debtor that is liquidating in accordance with the laws of a foreign jurisdiction, this Plan contemplates deferring to the priorities and processes of the foreign laws governing such proceedings as a means of implementing this Plan with respect to each such Debtor, and this Plan constitutes a liquidating plan for each such Debtor.

A complete list of Singer entities is set forth below. This list identifies each Debtor by its case number in these chapter 11 cases and designates those Debtors that are being reorganized under this Plan, those Debtors that are being liquidated under this Plan and those Singer Affiliates that are not subject to this Plan or the Debtors' chapter 11 cases. The jurisdiction of incorporation for each Singer entity also is designated.

Debtors Being Reorganized Under The Plan

- The Singer Company N.V. (Netherlands Antilles), 99-10578 (BRL)*
- Hopestown, Ltd. (British Virgin Islands), 99-10581 (BRL)
- Madrina (Italy) Holdings B.V. (Netherlands), 99-10616 (BRL)
- Madrina (Scandinavia) Holdings B.V. (Netherlands), 99-10617 (BRL)
- Madrina (Spain) Holdings B.V. (Netherlands), 99-10618 (BRL)
- Singer do Brasil Industria e Comercio Ltda. (Brazil), 99-10586 (BRL)**
- Singer Sewing Company (U.S.-Delaware), 99-10594 (BRL)
- Singer Sewing Machine Company (U.S.-New Jersey), 99-10605 (BRL)
- Singer (Shanghai) B.V. (Netherlands), 99-10622 (BRL)
- Singer II B.V. (Netherlands), 99-10629 (BRL)
- Singer III B.V. (Netherlands), 99-10619 (BRL)
- Singer IV B.V. (Netherlands), 99-10620 (BRL)
- Singer V B.V. (Netherlands), 99-10621 (BRL)
- Singer VII B.V. (Netherlands), 99-10623 (BRL)
- Singer VIII B.V. (Netherlands), 99-10624 (BRL)
- Singer IX B.V. (Netherlands), 99-10625 (BRL)
- Singer X B.V. (Netherlands), 99-10626 (BRL)
- Singer XI B.V. (Netherlands), 99-10627 (BRL)
- Singer XII B.V. (Netherlands), 99-10628 (BRL)
- Singer XVI Limited (British Virgin Islands), 99-10582 (BRL)
- Singer USA, LLC (U.S.-Delaware), 00-10423 (BRL)*
- Sinmak Dikis Makinalari Sanayi Anonim Sirketi (Turkey), 99-10588 (BRL)
- SSMC Inc. II N.V. (Netherlands Antilles), 99-10598 (BRL)
- SSMC Inc. IV N.V. (Netherlands Antilles), 99-10599 (BRL)
- SSMC Inc. VI N.V. (Netherlands Antilles), 99-10601 (BRL)
- The Singer Company B.V. (Netherlands), 99-10587 (BRL)
- The Singer Company Limited (Isles of Man), 99-10585 (BRL)
- Zenaida Investment Company N.V. (Netherlands Antilles), 99-10603 (BRL)

Debtors With Assets Liquidating Pursuant To The Plan In The United States

- Singer Furniture Company (U.S.-Delaware), 99-10597 (BRL)

Debtors With Assets Liquidating Pursuant To The Plan In Foreign Jurisdictions

- Amedo Sewing Machines (Jordan) Limited (Bahamas), 99-10602 (BRL)
- Singer Australia Limited (Australia), 99-10590 (BRL)
- Singer Electrogerate Vertriebsgesellschaft, mbH (Austria), 99-10589 (BRL)
- Singer Export Limited (British Virgin Islands), 99-10579 (BRL)
- Singer Sewing Machine Company of Canada Ltd. (Canada), 99-01607 (BRL)
- Singer Spezialnadelfabrik, GmbH (Germany), 99-10606 (BRL)
- SSMC Beteiligungsgesellschaft mbH (Germany), 99-10584 (BRL)
- The Singer Company (Proprietary) Limited (South Africa), 99-10591 (BRL)

Debtors Liquidating And Dissolving Under The Plan That Have Few Or No Assets

- Alencon Manufacturing Corporation (U.S.-Delaware), 99-10593 (BRL)
- Industrial Sewing Products Distribution Corporation (U.S.-Delaware), 99-10600 (BRL)
- International Piecework Controls, Inc. (U.S.-Delaware), 99-10592 (BRL)
- Madrina (Austria) Holdings B.V. (Netherlands), 99-10613 (BRL)
- Sewing Equipment Specialists Corp. (Puerto Rico), 99-10580 (BRL)
- Singer Industrial Sewing Products Company (U.S.-Delaware), 99-10595 (BRL)
- Singer Limited (U.S.-Wyoming), 99-10604 (BRL)
- Star Nation International Limited (British Virgin Islands), 99-10583 (BRL)
- The Singer Company (U.S.-New Jersey), 99-10596 (BRL)

Non-Debtor Singer Affiliates That Are Not Subject To The Chapter 11 Cases And Are Not Generally Subject To Or Affected By The Plan

- Brasmaco Comercio e Exportacoes Ltda (Brazil)
- Columbian Sewing Machine Company (Colombia)
- Commercial Capital Ltd. (Sri Lanka)
- Commercial Leasing Company (PVT) Ltd. (Sri Lanka)
- Companie Guinieene de Machines a Coudre S.A.R.L. (Guinea)
- Distributor Operations South America S.A. (Uruguay)
- Electrical and System Services Company Limited (Bangladesh)
- Ellen Investment, N.V. (Netherlands Antilles)
- Excellar Productos Electricos S.A. (Portugal)
- Freshfield Holdings Limited (British Virgin Islands)
- G.M. Pfaff A.G. (Germany)
- Himec India Limited (India)
- Impulsora Commercial Singer, C.A. (Venezuela)
- Industria Fabril SOMC, C.A. (Venezuela)
- International Leasing & Financial Services Ltd. (Bangladesh)
- Kaytikling Realty Corp. (Philippines)
- Litigio B.V. (Netherlands)
- Luchtmolen, B.V. (Netherlands)
- Luchtmolen GmbH (Germany)
- Madrina (Benelux) Holdings B.V. (Netherlands)
- Madrina (Portugal) Holdings B.V. (Netherlands)
- Madrina (Portugal) Holdings 2 B.V. (Netherlands)
- Meritec India Limited (India)
- Muebles y Maquinados S.A. de C.V. (Mexico)
- Muebles y Maquinados de Exportacion S.A. de C.V. (Mexico)
- N.V. Singer S.A. (Belgium)
- Nigerian Sewing Machine Mfg. Co. (Nigeria)
- P.T. Singer Industries Indonesia (Indonesia)
- Panamby Productos de Petroeio Ltda (Brazil)
- Pine Kaihatsu Company Ltd. (Japan)
- Pine Service Company Ltd. (Japan)
- Pine Trading Company Ltd. (Japan)
- Regnis (Lanka) Limited (Sri Lanka)
- Regnis Mexicana (Mexico)
- Rentons, Ltd. (British Virgin Islands)
- Romedek S.A. (Argentina)
- Roseg Household Products GmbH (Germany)
- Roseg Inv, B.V. (Netherlands)
- S.T. - Productos Electricos, Lda (Portugal)
- Sansui (Thailand) Ltd. (Thailand)
- Sensitiva Comercio Importacao Exportacao e Servicos Ltd. (Brazil)
- Singer A.E.E. & Home Appliances (Greece)
- Singer Africa Middle East Ltd. (British Virgin Islands)
- Singer Algeria S.A.R.L. (Algeria)
- Singer Asia Pte. Ltd. (Singapore)
- Singer Bangladesh Limited (Bangladesh)
- Singer (Broker) Ltd. (Thailand)
- Singer Bulgaria (Bulgaria)
- Singer Chain Store (Shanghai) Co. Ltd. (China)
- Singer (China) Limited (Hong Kong)
- Singer Congo S.A. (Congo)
- Singer Corporation (Wyoming)
- Singer Czechoslovakia SPOLS.R.O. (Czech Republic)
- Singer Danmark A/S (Denmark)
- Singer de Argentina S.A. (Argentina)
- Singer de Chile S.A. (Chile)
- Singer de Costa Rica S.A. (Costa Rica)
- Singer del Uruguay (Uruguay)
- Singer do Nordeste Ltda (Brazil)
- Singer Espana S.A. (Spain)
- Singer Europa S.G.P.S., S.A. (Portugal)
- Singer Finance Corporation (Philippines)
- Singer Furniture Pty. Limited (Australia)
- Singer Furniture (Zhongshan) Co. Ltd. (China)
- Singer Hua Nan Sewing Machine Company Ltd. (China)
- Singer India Limited (India)
- Singer India Trading Limited (India)
- Singer Industrial and Commercial Limited (Hungary)
- Singer Industries (Ceylon) Ltd. (Sri Lanka)
- Singer Industries Philippines Inc. (Philippines)
- Singer Industries (Thailand) Ltd. (Thailand)
- Singer Italia SPA (Italy)
- Singer Liquidation Management Company N.V. (Netherlands Antilles)
- Singer Maroc S.A. (Morocco)
- Singer Mexicana S.A. DE C.V. (Mexico)
- Singer Nederland B.V. (Netherlands)
- Singer Negozi Srl (Italy)
- Singer Nikko Company Limited (Japan)
- Singer Nikko Hong Kong Ltd. (Hong Kong)
- Singer Norge A/S (Norway)
- Singer Pakistan Ltd. (Pakistan)
- Singer Poland Limited (Poland)
- Singer Productos Electricos S.A. (Portugal)
- Singer Romania SRL (Romania)
- Singer Servicos de Technologia e Desenvolvimento, LDA (Portugal)
- Singer Sewing Machine Company (Guyana) Ltd. (Guyana)
- Singer Sewing Machine Company (Jamaica) Ltd. (Jamaica)
- Singer Sewing Machine Company Ltd. (Bermuda)

- Singer Sewing Machine Company Tunisia Limited (Tunisia)
- Singer (Shanghai) Sewing Machine Company Ltd. (China)
- Singer Soumi Oy (Finland)
- Singer Sourcing Limited (British Virgin Islands)
- Singer (Sri Lanka) Ltd. (Sri Lanka)
- Singer Staff Education Trust (India)
- Singer Sverige A/B (Sweden)
- Singer Thailand Public Company Limited (Thailand)
- Singer Trading (Thailand) Ltd. (Thailand)
- Singer Vietnam Company Limited (Vietnam)
- Societe Generale de Commerce S.A.R.L. (Togo)
- SSMC Inc. III N.V. (Netherlands Antilles)
- SSMC Inc. V N.V.(Netherlands Antilles)
- S.T. Productos Electricos S.A. (Portugal)
- Teleshan (PVT) Limited (Sri Lanka)
- Thai Swedish Furniture (Thailand)
- The Computer Company Ptd. Limited (Australia)
- TVS Sewing Needles Limited (India)

---

* Subject to the implementation of the Combining Transactions, including the restructuring transaction set forth in Section 7.1(b) of this Plan, and the provisions of Section 5.16(e) of this Plan.

** Subject to reclassification as a Foreign Jurisdiction Liquidating Debtor pursuant to Section 5.5 of this Plan.

Reference is made to the Disclosure Statement (as defined below) for results of operations, projections for future operations, risk factors, a summary and analysis of the Plan and certain related matters. Each Debtor is a proponent of a Plan contained herein within the meaning of section 1129 of the Bankruptcy Code.

These reorganization cases have been consolidated for procedural purposes only and are being jointly administered pursuant to an order of the United States Bankruptcy Court for the Southern District of New York. This Plan does not contemplate the substantive consolidation of any of the Debtors. Certain of the Debtors will be dissolved or merged (or combined in another form of transaction) with another Debtor as a means of implementing this Plan with respect to such Debtors. For voting and distribution purposes, the Plan contemplates separate classes for each Debtor. The distributions to be made to the claimant, in each of the classes of creditor claims and equity interests for each Debtor, are set forth herein.

Under section 1125(b) of the Bankruptcy Code, a vote to accept or reject the Plan cannot be solicited from the holder of a creditor claim or equity interest until such time as the Disclosure Statement has been approved by the Bankruptcy Court (as defined below) and distributed to claim and interest holders. ALL CLAIM HOLDERS ARE ENCOURAGED TO READ THIS PLAN AND THE DISCLOSURE STATEMENT IN THEIR ENTIRETY BEFORE VOTING TO ACCEPT OR REJECT THIS PLAN.

Subject to the restrictions on modifications set forth in section 1127 of the Bankruptcy Code and Bankruptcy Rule 3019 and those restrictions on modifications set forth in Article XV of this Plan, each of the Debtors expressly reserves its respective rights to alter, amend or modify this Plan with respect to such Debtor, one or more times, before its substantial consummation.

ARTICLE I

DEFINITIONS, RULES OF INTERPRETATION, AND COMPUTATION OF TIME

A. Scope of Definitions

For purposes of this Plan, except as expressly provided or unless the context otherwise requires, all capitalized terms not otherwise defined shall have the meanings ascribed to them in Article I of this Plan. Any term used in this Plan that is not defined herein, but is defined in the Bankruptcy Code or the Bankruptcy Rules, shall have the meaning ascribed to that term in the Bankruptcy Code or the Bankruptcy Rules. Whenever it appears appropriate from the context, each term stated in the singular or the plural includes the singular and the plural, and each pronoun stated in the masculine, feminine or neuter includes the masculine, feminine and neuter.

B. Definitions

1.1 **"Administrative Claim"** means a Claim for payment of an administrative expense of a kind specified in section 503(b) of the Bankruptcy Code and entitled to priority pursuant to section 507(a)(1) of the Bankruptcy Code, including, but not limited to, DIP Facility Claims, the actual, necessary costs and expenses, incurred after the Petition Date, of preserving the Estates and operating the business of the Debtors, including wages, salaries or commissions for services rendered after the commencement of the Chapter 11 Cases, Professional Claims, and all fees and charges assessed against the Estates under chapter 123 of title 28, United States Code, and all Allowed Claims that are entitled to be treated as Administrative Claims pursuant to a Final Order of the Bankruptcy Court under section 546(c)(2)(A) of the Bankruptcy Code.

1.2 **"Affiliates"** means the meaning given such term by section 101(2) of the Bankruptcy Code; *provided* that for purposes of this Plan, Affiliates of any of the Debtors do not include Akai, Pfaff or Semi-Tech.

1.3 **"Akai"** means, collectively, Akai Holdings Limited and any Affiliate of Akai Holdings Limited (but excluding Singer and its subsidiary Affiliates, to the extent they are Affiliates of such entities), including, without limitation, Akai Electric Co. Ltd.

1.4 **"Al-Tawfeek"** means Al-Tawfeek Company for Investment Funds.

1.5 **"Al-Tawfeek Claims"** means all Claims or claims of Al-Tawfeek arising out of (a) the Protocol Agreement between Al-Tawfeek and Singer Sewing Machine Company Ltd., Turkey Branch, as buyer of certain goods supplied by Singer Turkey and (b) the Protocol Agreement between Al-Tawfeek and Amedo Sewing Machines (Jordan) Limited, as buyer of certain goods supplied by Singer Turkey.

1.6 **"Allowed Claim"** means a Claim or any portion thereof (a) that has been allowed by a Final Order, or (b) as to which, on or by the Effective Date, (i) no proof of claim has been filed with the Bankruptcy Court and (ii) the liquidated and noncontingent amount of which is Scheduled, other than a Claim that is Scheduled at zero, in an unknown amount, or as disputed, or (c) for which a proof of claim in a liquidated amount has been timely filed with the Bankruptcy Court pursuant to the Bankruptcy Code, any Final Order of the Bankruptcy Court or other applicable bankruptcy law, and as to which either (i) no objection to its allowance has been filed within the periods of limitation fixed by the Plan, the Bankruptcy Code or by any order of the Bankruptcy Court or (ii) any objection to its allowance has been settled or withdrawn, or has been denied by a Final Order, or (d) that is expressly allowed in a liquidated amount in this Plan.

1.7 **"Allowed . . . Claim"** means an Allowed Claim of the type described.

1.8 **"Avoidance Claims"** means Causes of Action arising under sections 502, 510, 541, 542, 544, 545, 547 through 551 and 553 of the Bankruptcy Code, or under related state or federal statutes and common law, including fraudulent transfer laws, whether or not litigation is commenced to prosecute such Causes of Action.

1.9 **"Ballot"** means each of the ballot forms that are distributed with the Disclosure Statement to Claim holders with Claims in Classes that are impaired under the Plan and entitled to vote under Article VI hereof in connection with the solicitation of acceptances of the Plan.

1.10 **"Bankruptcy Code"** means the Bankruptcy Reform Act of 1978, as amended and codified in title 11 of the United States Code, 11 U.S.C. §§ 101-1330.

1.11 **"Bankruptcy Court"** means the Bankruptcy Court of the United States District Court for the Southern District of New York or such other court as may have jurisdiction over the Chapter 11 Cases.

1.12 **"Bankruptcy Rules"** means the Federal Rules of Bankruptcy Procedure and the Official Bankruptcy Forms, as amended, the Federal Rules of Civil Procedure, as amended, as applicable to the Chapter 11 Cases or proceedings therein, and the Local Rules of the Bankruptcy Court, as applicable to the Chapter 11 Cases or proceedings therein, as the case may be.

1.13 **"Bar Date"** means the deadline for filing all proofs of claim established by the Bankruptcy Court as March 1, 2000, and any supplemental bar dates established by the Bankruptcy Court.

1.14 **"Bar Date Order"** means the order entered by the Bankruptcy Court on December 21, 1999, which established the Bar Date.

1.15 **"Brazil ABC Roma Notes"** means (a) Promissory Note No. 6121301, dated December 13, 1996, in the principal amount of $10.7 million, issued by Singer Brazil and held by Deutsche Bank Luxembourg S.A. and (b) Promissory Note No. 7032401, dated March 24, 1997, in the principal amount of $10.7 million, issued by Singer Brazil and held by Merrill, Lynch, Pierce, Fenner & Smith, Inc.

1.16 **"Brazil Medium Term Notes"** means the promissory notes issued pursuant to that certain Medium Term Note Program between LTCB International Limited and Singer Brazil, dated May 2, 1998.

1.17 **"Brazil Noteholder Claims"** means Claims against Singer Brazil arising out of the Brazil Prepetition Notes.

1.18 **"Brazil Noteholder Singer Claims"** means Claims against Singer arising out of any guaranty, keep well agreement or any other document or agreement with respect to the Brazil Prepetition Notes.

1.19 **"Brazil Prepetition Notes"** means, collectively, (a) the Brazil ABC Roma Notes and (b) the Brazil Medium Term Notes.

1.20 **"Brazil Release Documentation"** means the documentation in substantially the form attached as Exhibit A to this Plan, pursuant to which the signatories thereto shall accept the treatment provided in Sections 5.5(a) and 5.16(b)(i) of this Plan, and release Singer, Singer Brazil, Reorganized Singer, Reorganized Singer Brazil, their respective Affiliates and each of their respective officers, directors, employees, agents and professionals, from any and all Claims or Causes of Action arising before the Effective Date.

1.21 **"Brazil Secured and ACC/ACE Claims"** means Secured Claims against Singer Brazil and Claims against Singer Brazil with a statutory priority in respect of export financing under Brazilian law.

1.22 **"Business Day"** means any day, excluding Saturdays, Sundays and legal holidays, on which commercial banks are open for business in New York City.

1.23 **"BVI"** means the British Virgin Islands.

1.24 **"Cash"** means legal tender in the currency of the jurisdiction in which a Debtor is incorporated.

1.25 **"Causes of Action"** means any and all actions, causes of action, suits, accounts, controversies, agreements, promises, rights to legal remedies, rights to equitable remedies, rights to payment and claims, whether known, unknown, reduced

to judgment, not reduced to judgment, liquidated, unliquidated, fixed, contingent, matured, unmatured, disputed, undisputed, secured or unsecured and whether asserted or assertable directly or derivatively, in law, equity or otherwise.

1.26 **"Chapter 11 Cases"** means the Chapter 11 Cases of the Debtors pending in the Bankruptcy Court and being jointly administered with one another, and "Chapter 11 Case" means any one of the Chapter 11 Cases.

1.27 **"Chief Executive Officer"** means, at any time prior to the Effective Date, the Person holding the title of chief executive officer of Singer, and at any time after the Effective Date, the Person holding the title of chief executive officer of Reorganized Singer.

1.28 **"Claim"** means a claim against one of the Debtors whether or not asserted, as defined in section 101(5) of the Bankruptcy Code.

1.29 **"Claims Objection Deadline"** means that day that is 60 days after the Effective Date, unless extended by the Bankruptcy Court for cause shown by the Reorganized Debtors (in consultation with the Trust Advisory Board).

1.30 **"Class"** means a category of Claim holders or Interest holders described in Article III of this Plan.

1.31 **"Combining Transaction(s)"** means a dissolution or winding up of the corporate existence of a Debtor or the consolidation, merger, contribution of assets, or other transaction in which a Combining Debtor merges with or transfers substantially all of its assets and liabilities to Reorganized Singer or an Affiliate of Reorganized Singer, on or after the Effective Date as set forth in the Disclosure Statement, including without limitation the transactions set forth in Section 7.1(b) of this Plan.

1.32 **"Combining Debtors"** means the Debtors shown as entering into a Combining Transaction in Appendix B to the Disclosure Statement.

1.33 **"Confirmation Date"** means the date of entry of the Confirmation Order.

1.34 **"Confirmation Hearing"** means the hearing before the Bankruptcy Court on confirmation of the Plan and related matters under section 1128 of the Bankruptcy Code.

1.35 **"Confirmation Order"** means the order entered by the Bankruptcy Court confirming the Plan.

1.36 **"Creditors' Committee"** means the Official Committee of Unsecured Creditors appointed pursuant to section 1102(a) of the Bankruptcy Code in the Chapter 11 Cases.

1.37 **"Cure"** means the distribution within a reasonable period of time following the Effective Date of Cash, or such other property as may be agreed upon by the parties or ordered by the Bankruptcy Court, with respect to the assumption of an executory contract or unexpired lease, pursuant to section 365(b) of the Bankruptcy Code, in an amount equal to all unpaid monetary obligations, without interest, or such other amount as may be agreed upon by the parties, under such executory contract or unexpired lease, to the extent such obligations are enforceable under the Bankruptcy Code and applicable bankruptcy law.

1.38 **"D&O Claims"** means claims or Causes of Action that may be brought by any of the Debtors or derivatively in the name of any of the Debtors against any present or former director or officer of any Debtor, except to the extent released under this Plan, and any proceeds thereof (regardless of the source of payment, including any D&O Insurance).

1.39 **"D&O Insurance"** means insurance maintained by any of the Debtors which covers any of the Debtors' officers and directors or the Debtors' indemnification obligations.

1.40 **"DIP Credit Agreement"** means that certain Note dated as of April 27, 2000 as amended, supplemented or otherwise modified from time to time, and all documents executed in connection therewith, among the Debtors and Nova Scotia, which was executed by the Debtors in connection with the DIP Facility.

1.41 **"DIP Facility"** means the $100 million debtor in possession secured financing facility provided to the Debtors by Nova Scotia pursuant to the DIP Credit Agreement, as authorized by the Bankruptcy Court pursuant to the DIP Facility Order.

1.42 **"DIP Facility Claim"** means all Claims arising under or pursuant to the DIP Facility.

1.43 **"DIP Facility Order"** means the order that was entered by the Bankruptcy Court on May 10, 2000, authorizing and approving the DIP Facility and the agreements related thereto.

1.44 **"Disallowed Claim"** means a Claim, or any portion thereof, that (a) has been disallowed by a Final Order, or (b) is Scheduled at zero or as contingent, disputed or unliquidated and as to which a Bar Date has been established but no proof of claim has been filed or deemed timely filed with the Bankruptcy Court pursuant to either the Bankruptcy Code or any Final Order of the Bankruptcy Court or otherwise deemed timely filed under applicable law.

1.45 **"Disbursing Agent"** means Singer or a third party designated by Singer, in its reasonable discretion (after consultation with the Creditors' Committee), to serve as a disbursing agent under Section 9.3 of this Plan; *provided*, *however*, that after the Effective Date, the Trustee shall make all distributions required to be made to holders of Claims in Class SNV-4 and the PBGC Distribution Claim.

1.46 **"Disclosure Statement"** means the written disclosure statement that relates to this Plan, as approved by the Bankruptcy Court pursuant to section 1125 of the Bankruptcy Code and Bankruptcy Rule 3017, as such disclosure statement may be amended, modified or supplemented from time to time.

1.47 **"Disputed Claim"** means a Claim, or any portion thereof, that is neither an Allowed Claim nor a Disallowed Claim, and includes, without limitation, Claims that (a) (i) have not been Scheduled by the Debtors or have been Scheduled at zero, or as contingent, unliquidated or disputed and (ii) are not the subject of an objection in the Bankruptcy Court by the Debtors, (b) are the subject of an objection filed by the Debtors or the Creditors' Committee with the Bankruptcy Court and which objection has not been withdrawn or overruled by a Final Order of the Bankruptcy Court, or (c) are Singer Guarantee Claims pending determination of the applicable Singer Guarantee Claim Reduction Amount.

1.48 **"Effective Date"** means a Business Day determined by Singer (in consultation with the Creditors' Committee) after all conditions to the consummation of the Plan set forth in Section 13.2 of this Plan have been satisfied or waived as provided in Section 13.3 of this Plan.

1.49 **"Estates"** means the bankruptcy estates of the Debtors pursuant to section 541 of the Bankruptcy Code.

1.50 **"Exchange Act"** means the Securities Exchange Act of 1934, as amended.

1.51 **"Exhibit"** means an exhibit annexed to either this Plan or as an appendix to the Disclosure Statement.

1.52 **"Exhibit Filing Date"** means the date on which Exhibits and Plan Schedules shall be filed with the Bankruptcy Court, which date shall be at least five days prior to the Voting Deadline.

1.53 **"Existing Securities"** means, collectively, the Prepetition Singer Notes, the Brazil Prepetition Notes and the Old Common Stock and Old Preferred Stock of Singer.

1.54 **"Exit Financing Facility"** means the $55 million secured term note financing facility to be provided by Nova Scotia on the Effective Date pursuant to Section 7.13 of this Plan, containing the terms and conditions set forth on Plan Schedule 1.54.

1.55 **"Face Amount"** means, (a) when used in reference to a Disputed or Disallowed Claim, the full stated amount claimed by the Claim holder in any proof of claim timely filed with the Bankruptcy Court or otherwise deemed timely filed by any Final Order of the Bankruptcy Court or other applicable bankruptcy law, and (b) when used in reference to an Allowed Claim, the allowed amount of such Claim.

1.56 **"Final Order"** means an order or judgment, the operation or effect of which has not been stayed, reversed or amended and as to which order or judgment (or any revision, modification or amendment thereof) the time to appeal or seek

review or rehearing has expired and as to which no appeal or petition for review or rehearing was filed or, if filed, remains pending.

1.57 **"Foreign Jurisdiction Liquidating Debtors"** means Singer Amedo, Singer Australia, Singer Austria, Singer Canada, Singer Export, Singer South Africa, Singer SSMC Germany and Singer Wurselen; *provided* that, if the conditions described in Section 5.5(a) of this Plan are not satisfied, Singer Brazil also shall be deemed to be a Foreign Jurisdiction Liquidating Debtor.

1.58 **"Foreign Liquidation Proceeding"** means, with a respect to each Foreign Jurisdiction Liquidating Debtor, or, as applicable, a No Asset Liquidating Debtor, a proceeding or series of proceedings under the respective laws of the jurisdiction of the place of incorporation of a Foreign Jurisdiction Liquidating Debtor (including, without limitation, a private receivership), pursuant to which the assets of such Debtor shall be liquidated (including by sale or any other type of transaction), claims of creditors of such Foreign Jurisdiction Liquidating Debtor shall be resolved, and the corporate existence and affairs of such Debtor shall be wound up and terminated, all according to and as required by the laws of the jurisdiction of the place of incorporation of such Debtor.

1.59 **"Foreign Representatives"** means Richard A. Gitlin and Evan D. Flaschen, who were appointed pursuant to the Foreign Representatives Order to act as the official United States representatives of the Debtors and the Debtors' estates in foreign countries and appear before various foreign tribunals on behalf of the Debtors and as emissaries of the Bankruptcy Court, or any successors thereto appointed by the Bankruptcy Court.

1.60 **"Foreign Representatives Order"** means the order entered by the Bankruptcy Court dated September 13, 1999, which appointed the Foreign Representatives.

1.61 **"General Unsecured Claim"** means a Claim that is not a Secured Claim, Administrative Claim, Priority Tax Claim, Other Priority Claim, Subordinated Securities Claim or PBGC Claim.

1.62 **"Holdback Amount"** means the amount equal to 15% of fees billed to the Debtors in a given month by a Professional as a holdback on payment of Professional Claims pursuant to the Professional Fee Order.

1.63 **"Holdback Escrow Account"** means the escrow account established by the Disbursing Agent into which Cash paid by the Debtors in an amount equal to the aggregate outstanding Holdback Amount through the Effective Date shall be deposited on the Effective Date.

1.64 **"Holding Company Debtor"** means each Debtor, other than a Debtor the Claims and Interests of which are classified in Sections 3.1 through 3.14 of this Plan.

1.65 **"Impaired"** refers to any Claim or Interest that is impaired within the meaning of section 1124 of the Bankruptcy Code.

1.66 **"Indemnification Rights"** means any obligations or rights of any of the Debtors to indemnify or contribute to the losses, liabilities or expenses of an Indemnitee pursuant to such Debtor's certificate of incorporation, bylaws or policy of providing employee indemnification, or applicable state law or specific agreement in respect of any claims, demands, suits, causes of action or proceedings against an Indemnitee based upon any act or omission related to an Indemnitee's service with, for or on behalf of such Debtor.

1.67 **"Indemnitee"** means all present and former directors, officers, employees, agents or representatives of a Debtor who are entitled to assert Indemnification Rights.

1.68 **"Initial Deposit"** means the funding, in the amount of $200,000, to be made to the Singer Creditor Trust as set forth in Section 11.5(a) of this Plan.

1.69 **"Intercompany Claim"** means a Claim by a Debtor or an Affiliate of a Debtor against a Debtor.

1.70 **"Interest"** means the rights of any current or former holder or owner of any shares of Old Common Stock, Old Preferred Stock or any other equity securities of any of the Debtors authorized and issued prior to the Confirmation Date.

1.71 **"International Protocol"** means any protocol established between the Bankruptcy Court and any foreign court or other foreign judicial tribunal to (a) address certain issues that may arise in connection with and (b) aid in the orderly and efficient administration of, the cross-border insolvency proceedings of certain of the Debtors.

1.72 **"Liquidating Debtors' Stock Reserve Account"** means the reserve account established by the Trustee for the benefit of Foreign Jurisdiction Liquidating Debtors that have Allowed Class SNV-4 Claims, to hold and distribute New Common Stock to be distributed on account of such Allowed Class SNV-4 Claims, pursuant to Section 11.7(b) of this Plan.

1.73 **"Management Stock Option Plan"** means that certain option agreement to be executed by and among certain members of management and Reorganized Singer, in substantially the form attached as Exhibit B to this Plan.

1.74 **"Miscellaneous Secured Claim"** means any Secured Claim against Singer other than a Secured Claim arising under the DIP Facility. Miscellaneous Secured Claims shall include Claims secured by liens junior in priority to existing liens, whether by operation of law, contract or otherwise, but solely to the extent of the value, as of the Effective Date, or such other date as is established by the Bankruptcy Court, of such security interest or lien after giving effect to all security interests or liens senior in priority.

1.75 **"Net Available Singer Furniture Cash"** means the net cash proceeds available for distribution to creditors from the liquidation of Singer Furniture, after payment of all costs and expenses of such liquidation including the fees provided for in Section 7.2 of this Plan, subject to the provisions of Section 7.6 of this Plan.

1.76 **"Net Trust Recoveries"** means the amount by which the aggregate amount of Trust Recoveries exceeds the aggregate of (a) the Reimbursement Obligation, (b) the reasonable and necessary expenses incurred by the Trustee or to be incurred by the Trustee (as estimated by the Trustee in consultation with the Trust Advisory Board) in fulfilling the obligations set forth in the Plan and the Trust Agreement and (c) the reasonable and necessary expenses of the Trust Advisory Board.

1.77 **"New Common Stock"** means the shares of common stock of Reorganized Singer authorized under Section 7.14 of this Plan and under the articles of incorporation of Reorganized Singer.

1.78 **"New Preferred Stock"** means the shares of preferred stock of Reorganized Singer authorized under Section 7.14 of this Plan and under the articles of incorporation of Reorganized Singer, as described in, and with the terms and conditions set forth in, Plan Schedule 1.78.

1.79 **"New Singer Brazil Excess Cash Flow Note"** means a promissory note issued by Singer Brazil on the Effective Date secured ratably with all other New Singer Brazil Excess Cash Flow Notes as described in, and with the terms and conditions set forth in, Plan Schedule 1.79.

1.80 **"New Singer Brazil Secured Term Note"** means a promissory note issued by Singer Brazil on the Effective Date secured ratably with all other New Singer Brazil Secured Term Notes as described in, and with the terms and conditions set forth in, Plan Schedule 1.79.

1.81 **"New Singer Management Company"** means Singer Liquidation Management Company N.V., a wholly-owned, non-Debtor subsidiary of Singer USA LLC, organized under the laws of the Netherlands Antilles.

1.82 **"New Singer U.S. Common Stock"** means the shares of common stock of Reorganized Singer U.S. authorized under Section 7.14 of this Plan and under the articles of incorporation of Reorganized Singer U.S.

1.83 **"New Singer U.S. Exit Financing Facility"** means the $33.5 million secured financing facility to be provided to Reorganized Singer U.S. by the lenders under the Singer U.S. Credit Facility on the Effective Date, as described in, and with the terms and conditions set forth in, Plan Schedule 1.83.

1.84 **"No Asset Liquidating Debtors"** means Sewing Equipment Specialists Corp., a Puerto Rican corporation, debtor in possession in the above-captioned Case No. 99-10580 (BRL); Star Nation International Limited, a British Virgin Islands corporation, debtor in possession in the above-captioned Case No. 99-10583 (BRL); International Piecework Controls, Inc., a Delaware corporation, debtor in possession in the above-captioned Case No. 99-10592 (BRL); Alencon Manufacturing Corporation, a Delaware corporation, debtor in possession in the above-captioned Case No. 99-10593 (BRL); Singer Industrial Sewing Products Company, a Delaware corporation, debtor in possession in the above-captioned Case No. 99-10595 (BRL); The Singer Company, a New Jersey corporation, debtor in possession in the above-captioned Case No. 99-10596 (BRL); Industrial Sewing Products Distribution Corporation, a Delaware corporation, debtor in possession in the above-captioned Case No. 99-10600 (BRL); Singer Limited, a Wyoming corporation, debtor in possession in the above-captioned Case No. 99-10604 (BRL); and Madrina (Austria) Holdings B.V., a Netherlands company, debtor in possession in the above-captioned Case No. 99-10613 (BRL).

1.85 **"Nova Scotia"** means The Bank of Nova Scotia.

1.86 **"Old Common Stock"** means, with respect to each Debtor, shares of common stock of such Debtor, and all options, warrants or rights, contractual or otherwise, if any, to acquire any such stock.

1.87 **"Old Preferred Stock"** means, with respect to each Debtor, shares of preferred stock of such Debtor, and all options, warrants or rights, contractual or otherwise, if any, to acquire any such stock.

1.88 **"Ongoing Singer Affiliate"** means an Affiliate of Reorganized Singer that is not a Foreign Jurisdiction Liquidating Debtor.

1.89 **"Ongoing Singer Affiliates' Stock Reserve Account"** means the reserve account established by the Trustee for the benefit of Ongoing Singer Affiliates that have Allowed Class SNV-4 Claims, to hold and distribute New Common Stock to be distributed on account of such Allowed Class SNV-4 Claims, pursuant to Section 11.7(c) of this Plan.

1.90 **"Other Priority Claim"** means a Claim entitled to priority pursuant to section 507(a) of the Bankruptcy Code other than a Priority Tax Claim or an Administrative Claim.

1.91 **"PBGC"** means the Pension Benefit Guaranty Corporation.

1.92 **"PBGC Claims"** means all Claims of the PBGC and all claims of the PBGC against any Affiliate of any Debtor.

1.93 **"PBGC Distribution Claim"** means the right of the PBGC to receive distributions from the Singer Creditor Trust based upon a single Allowed Claim against Singer in the amount of $35 million, pursuant to Section 5.16(d) of this Plan.

1.94 **"Person"** means an individual, corporation, partnership, joint venture, association, joint stock company, limited liability company, limited liability partnership, trust, estate, unincorporated organization or other entity.

1.95 **"Petition Date"** means, as to each Debtor, the date on which such Debtor filed its petition commencing its Chapter 11 Case.

1.96 **"Pfaff"** means, collectively, G.M. Pfaff AG and its subsidiaries.

1.97 **"Plan"** means those plans of reorganization that are herein proposed by each of the Debtors for the resolution of outstanding Claims and Interests, as such plans may be amended from time to time in accordance with the Bankruptcy Code.

1.98 **"Plan Schedules"** means a schedule annexed to either this Plan or as an appendix to the Disclosure Statement.

1.99 **"Prepetition Singer Notes"** mean, collectively, the 7% Notes due 2003 in the principal amount of approximately $150 million issued pursuant to that certain Indenture dated as of April 1, 1993, as amended, supplemented or otherwise modified prior to the Petition Date, by and between The Singer Company N.V. and Chemical Bank, as Indenture Trustee.

1.100 **"Priority Tax Claim"** means a Claim entitled to priority pursuant to section 507(a)(8) of the Bankruptcy Code.

1.101 **"Pro Rata"** means, at any time, (a) with respect to distributions of Trust Assets, the proportion that (i) the Face Amount of a Claim in Class SNV-4 or the amount of the PBGC Distribution Claim bears to (ii) the aggregate Face Amount of all Claims in Class SNV-4 (including Disputed Claims, but excluding Disallowed Claims) plus the amount of the PBGC Distribution Claim and (b) with respect to all other distributions, the proportion that (i) the Face Amount of a Claim in a particular Class bears to (ii) the aggregate Face Amount of all Claims (including Disputed Claims, but excluding Disallowed Claims) in such Class, unless the Plan provides otherwise.

1.102 **"Professional"** means those Persons employed in the Bankruptcy Case pursuant to sections 327 and 1103 of the Bankruptcy Code or otherwise.

1.103 **"Professional Claim"** means a Claim of a Professional for compensation or reimbursement of costs and expenses relating to services incurred after the Petition Date and prior to and including the Effective Date.

1.104 **"Professional Fee Order"** means the order entered by the Bankruptcy Court on September 13, 1999, authorizing the interim payment of Professional Claims.

1.105 **"QIB"** means Qatar Islamic Bank (S.A.Q.).

1.106 **"QIB Claims"** means all Claims or claims of QIB arising out of (a) the Murabaha Sale Agreement between QIB and Singer Sewing Machine Company Ltd., Turkey Branch, as buyer of certain goods supplied by Akai Electric Co. Ltd. and (b) the Murabaha Sale Agreement between QIB and Amedo Sewing Machines (Jordan) Limited, as buyer of certain goods supplied by Tomei International.

1.107 **"Quarter"** means the period beginning on the Effective Date and ending on the next December 31, March 31, June 30 and September 30, and each three month period thereafter.

1.108 **"Quarterly Distribution Date"** means the forty-fifth (45th) day after the end of the Quarter following the Quarter in which the Effective Date occurs and the forty-fifty (45th) day after the end of each subsequent Quarter.

1.109 **"Record Date"** means the record date for purposes of making distributions under the Plan on account of Allowed Claims, which date shall be the Effective Date.

1.110 **"Registration Rights Agreement"** means the agreement, in substantially the form attached as Exhibit C to this Plan, whereby Reorganized Singer shall be obligated to register certain shares of New Common Stock pursuant to the terms and conditions of such agreement.

1.111 **"Reimbursement Obligation"** means the obligation of the Singer Creditor Trust to pay to Reorganized Singer any and all Trust Recoveries until such time as the Initial Deposit has been repaid in full.

1.112 **"Reinstated"** or **"Reinstatement"** means (a) leaving unaltered the legal, equitable and contractual rights to which a Claim or Interest entitles the Claim so as to leave such Claim or Interest Unimpaired in accordance with section 1124 of the Bankruptcy Code, or (b) notwithstanding any contractual provision or applicable law that entitles the Claim or Interest holder to demand or receive accelerated payment of such Claim or Interest after the occurrence of a default (i) curing any such default that occurred before or after the Petition Date, other than a default of a kind specified in section 365(b)(2) of the Bankruptcy Code; (ii) reinstating the maturity of such Claim or Interest as such maturity existed before such default; (iii) compensating the Claim holder for any damages incurred as a result of any reasonable reliance by such Claim holder on such contractual provision or such applicable law; and (iv) not otherwise altering the legal, equitable or contractual rights to which such Claim or Interest entitles the Interest holder; *provided, however*, that any contractual right that does not pertain to the payment when due of principal and interest on the obligation on which such Claim is based, including, but not limited to, financial covenant ratios, negative pledge covenants, covenants or restrictions on merger or consolidation, and affirmative covenants regarding corporate existence prohibiting certain transactions or actions contemplated by the Plan, or conditioning such transactions or actions on certain factors, shall not be required to be reinstated in order to accomplish Reinstatement.

1.113 "Reinstated Singer Guarantee Claim" means a Claim against Singer arising out of a guaranty issued by Singer with respect to duties, responsibilities, liabilities or obligations incurred by an Affiliate of Singer listed on Plan Schedule 1.113, which Plan Schedule the Debtors shall have the right to amend, modify or supplement at any time prior to the occurrence of the Effective Date.

1.114 "Reorganized Debtors" means, collectively, the Reorganizing Debtors from and after the Effective Date.

1.115 "Reorganized . . ." means the applicable Debtor from and after the Effective Date, subject to the Combining Transactions.

1.116 "Reorganized Singer" means the Netherlands Antilles corporation formed pursuant to Section 7.1(b) of this Plan, as a direct, wholly-owned subsidiary of Singer USA LLC, which shall be named "Singer N.V." and to which all of the assets and liabilities of Singer USA LLC that are not discharged pursuant to Section 12.2 of this Plan shall be contributed on the Effective Date.

1.117 "Reorganizing Debtors" means all Debtors other than Foreign Jurisdiction Liquidating Debtors, Singer Furniture and No Asset Liquidating Debtors.

1.118 "Retained Actions" means (a) all claims, rights of action, suits and proceedings, whether in law or in equity, whether known or unknown, which a Debtor may hold against any entity, including, without limitation, Avoidance Claims, any Causes of Action brought prior to the Petition Date, and actions against any Persons for failure to pay for products or services rendered by any of the Debtors, (b) all claims, Causes of Action, suits and proceedings relating to strict enforcement of any of the Debtors' intellectual property rights, including patents, copyrights and trademarks, and (c) all claims or Causes of Action seeking the recovery of any of the Debtors' or the Reorganized Debtors' accounts receivable or other receivables or rights to payment created or arising in the ordinary course of any of the Debtors' or the Reorganized Debtors' businesses, including, without limitation, claim overpayments and tax refunds; *provided*, *however*, that each of the foregoing shall not include Trust Claims or claims explicitly released under this Plan or by Final Order of the Bankruptcy Court prior to the date hereof.

1.119 "Scheduled" means, with respect to any Claim or Interest, the status and amount, if any, of such Claim or Interest as set forth in the Schedules.

1.120 "Schedules" means the schedules of assets and liabilities and the statements of financial affairs filed in the Bankruptcy Court by the Debtors, as such schedules or statements have been or may be amended or supplemented from time to time in accordance with Bankruptcy Rule 1009 or orders of the Bankruptcy Court.

1.121 "Secured Claim" means a Claim secured by a security interest in or lien upon property of the Estates to the extent of the value, as of the Effective Date or such other date as is established by the Bankruptcy Court, of such security interest or lien as determined by a Final Order of the Bankruptcy Court pursuant to section 506 of the Bankruptcy Code or as otherwise agreed upon in writing by the Debtors and the Claim holder; *provided*, that for purposes of this Plan, PBGC Claims are not Secured Claims.

1.122 "Semi-Tech" means, collectively, Graeme Limited, Semi-Tech Corporation and ISTM Investment (Barbados) Inc. and any Affiliate of such entities (but excluding Singer and its subsidiary Affiliates, to the extent they are Affiliates of such entities).

1.123 "Singer" means The Singer Company N.V., a Netherlands Antilles corporation, debtor in possession in the above-captioned Case No. 99-10578 (BRL) pending in the Bankruptcy Court.

1.124 "Singer Amedo" means Amedo Sewing Machines (Jordan) Limited, a corporation organized under the laws of the Bahamas, debtor in possession in the above-captioned Case No. 99-10602 (BRL) pending in the Bankruptcy Court.

1.125 "Singer Australia" means Singer Australia Limited, an Australian corporation, debtor in possession in the above-captioned Case No. 99-10590 (BRL) pending in the Bankruptcy Court.

1.126 **"Singer Austria"** means Singer Electrogerate Vertriebsgesellschaft, mbH, an Austrian corporation, debtor in possession in the above-captioned Case No. 99-10589 (BRL) pending in the Bankruptcy Court.

1.127 **"Singer Bermuda"** means Singer Sewing Machine Company Ltd. (Bermuda), a corporation organized under the laws of Bermuda, a non-Debtor as of the date hereof.

1.128 **"Singer Brazil"** means Singer do Brasil Industria e Comercio Ltd., a Brazilian corporation, debtor in possession in the above-captioned Case No. 99-10586 (BRL) pending in the Bankruptcy Court.

1.129 **"Singer Brazil Concordata"** means the concordata proceeding commenced in Brazil by Singer Brazil on or about September 13, 1999.

1.130 **"Singer Canada"** means Singer Sewing Machine Company of Canada, a Canadian corporation, debtor in possession in the above-captioned Case No. 99-10607 (BRL) pending in the Bankruptcy Court.

1.131 **"Singer Creditor Trust"** means the trust that is created pursuant to this Plan to be administered by the Trustee with the advice and/or direction of the Trust Advisory Board, all as more specifically set forth in this Plan.

1.132 **"Singer Distribution Reserve"** means the property for distribution to holders of Allowed Claims in Class SNV-4 and the PBGC Distribution Claim to be reserved pending allowance of Disputed Claims in Class SNV-4 in accordance with Section 9.10 of this Plan.

1.133 **"Singer Export"** means Singer Export Limited, a British Virgin Islands corporation, debtor in possession in the above-captioned Case No. 99-10579 (BRL) pending in the Bankruptcy Court.

1.134 **"Singer Furniture"** means Singer Furniture Company, a Delaware corporation, debtor in possession in the above-captioned Case No. 99-10597 (BRL) pending in the Bankruptcy Court.

1.135 **"Singer Furniture Loan Guaranty Claim"** means a Claim against Singer Furniture pursuant to the Guaranty dated as of June 14, 1999 made by Singer Furniture with respect to the Singer U.S. Credit Facility.

1.136 **"Singer Furniture Third-Party Shares"** means the shares of capital stock of Nu-Woods, Inc. and Southeastern Adhesive Company, Inc. held by Singer Furniture.

1.137 **"Singer Guarantee Claim"** means a Claim, other than a Reinstated Singer Guarantee Claim, against Singer arising out of a guaranty issued by Singer with respect to the duties, responsibilities, liabilities or obligations undertaken by an Affiliate of Singer.

1.138 **"Singer Guarantee Claim Reduction Amount"** means:

(a) with respect to a Singer Guarantee Claim where the entity with a Singer Guaranty Primary Obligation is a Debtor, the amount or value of the distributions received by the Singer Guarantee Claim holder pursuant to this Plan on account of its Claim with respect to the applicable Singer Guaranty Primary Obligation, determined after all distributions to the holders of Claims in the Class in which such Singer Guarantee Primary Obligation Claim is classified have been completed, subject to the right of the Debtors, Reorganized Singer, the Trustee or the holder of such Claim to seek an order upon a motion to the Bankruptcy Court estimating such Claim; and

(b) with respect to a Singer Guarantee Claim where the entity with a Singer Guaranty Primary Obligation is a non-Debtor, the amount determined by the Bankruptcy Court upon motion of the Debtors, Reorganized Singer, the Trustee or the holder of such a Claim to estimate the Claim of the applicable Singer Guarantee Claim holder.

1.139 **"Singer Guaranty Primary Obligation"** means the duties, responsibilities, liabilities or obligations undertaken by an Affiliate of Singer that is subject to a guaranty by Singer.

1.140 **"Singer South Africa"** means The Singer Company (Proprietary) Limited, a South African corporation, debtor in possession in the above-captioned Case No. 99-10591 (BRL) pending in the Bankruptcy Court.

1.141 **"Singer SSMC Germany"** means SSMC Beteilingunsgesellschaft mbH, a German corporation, debtor in possession in the above-captioned Case No. 99-10584 (BRL) pending in the Bankruptcy Court.

1.142 **"Singer Turkey"** means Sinmak Dikis Makinalari Sanayi Anonim Sirketi, a Turkish corporation, debtor in possession in the above-captioned Case No. 99-10588 (BRL) pending in the Bankruptcy Court.

1.143 **"Singer Turkey Restructuring Transaction"** means the transactions to be entered into and implemented by Singer Turkey, Singer Bermuda and the Turkey Lenders on the Effective Date pursuant to Section 7.4 of this Plan, containing the terms and conditions set forth on Plan Schedule 1.143.

1.144 **"Singer U.S."** means Singer Sewing Company, a Delaware corporation, debtor in possession in the above-captioned Case No. 99-10594 (BRL) pending in the Bankruptcy Court.

1.145 **"Singer USA LLC"** means Singer USA LLC, a Delaware limited liability corporation, debtor in possession in the above-captioned Case No. 00-10423 (BRL) pending in the Bankruptcy Court.

1.146 **"Singer USA Order"** means the Order entered by the Bankruptcy Court on December 22, 1999, authorizing the creation of Singer USA LLC and certain related relief.

1.147 **"Singer U.S. Credit Facility"** means that certain Amended and Restated Credit Agreement dated as of October 14, 1997, between Singer Sewing Company as Borrower, The Bank of Nova Scotia as Agent and the Lenders thereto, as amended, supplemented or otherwise modified prior to the Petition Date.

1.148 **"Singer U.S. Credit Facility Claims"** means all Claims arising under the Singer U.S. Credit Facility.

1.149 **"Singer U.S. Distribution Reserve"** means the property for distribution to holders of Claims in Class SUS-5 to be reserved pending allowance of Disputed Claims in Class SUS-5 in accordance with Section 9.10 of the Plan.

1.150 **"Singer U.S. License, Distribution and Management Agreement"** means the License, Distribution and Management Agreement to be entered into on the Effective Date by Reorganized Singer U.S. and Reorganized Singer, or an Affiliate designated by Reorganized Singer, in substantially the form attached as Exhibit D to this Plan.

1.151 **"Singer Wurselen"** means Singer Spezialnadelfabrik, GmbH, a German corporation, debtor in possession in the above-captioned Case No. 99-10606 (BRL) pending in the Bankruptcy Court.

1.152 **"Subordinated Securities Claim"** means a Claim subject to subordination under section 510(b) of the Bankruptcy Code that arises from rescission of, or for damages, reimbursement or contribution with respect to, a purchase or sale of Existing Securities or any other securities of Singer or its Affiliates prior to the Petition Date.

1.153 **"Trust Advisory Board"** means the board that is to be created pursuant to Section 11.4 of this Plan for the purpose of advising the Trustee with respect to decisions affecting the Singer Creditor Trust.

1.154 **"Trust Agreement"** means that certain Trust Agreement that is to govern the Singer Creditor Trust, in substantially the form attached as Exhibit E to this Plan, pursuant to which, among other things, the Trust Assets shall be distributed to the holders of Claims in Class SNV-4 and the PBGC Distribution Claim, as set forth in, and in a manner consistent with the terms of, this Plan.

1.155 **"Trust Assets"** means those assets to be transferred to and owned by the Singer Creditor Trust pursuant to Section 11.2 of this Plan, which are comprised of (a) one-hundred percent (100%) of the New Common Stock available for distribution on the Effective Date (which shall be subject to dilution as the result of the issuance of New Common Stock pursuant to Sections 7.9 and 7.10 of this Plan and conversion (if any) of the New Preferred Stock into New Common Stock), (b) the Initial Deposit, (c) the Trust Claims and (d) any and all proceeds of the foregoing and interest accruing with respect thereto.

1.156 **"Trust Claims"** means (a) D&O Claims, (b) Causes of Action against Akai and Semi-Tech, and (c) any Cause of Action against a third party arising out of the facts listed on Plan Schedule 1.156, which are the facts set forth in the Stipulation and Order Establishing Protocol of Joint Investigation, entered by the Bankruptcy Court on December 21, 1999 (excluding, in each case, Causes of Action based upon the provision of goods or services provided in the ordinary course of business).

1.157 **"Trust Expenses"** means all reasonable costs, expenses and fees incurred or to be incurred (as estimated by the Trustee in consultation with the Trust Advisory Board) by the Trustee in the administration of its duties or as contemplated pursuant to the Trust Agreement.

1.158 **"Trust Recoveries"** means any and all proceeds received by the Singer Creditor Trust from (a) the prosecution to, and collection of, a final judgment of a Trust Claim against a Person, (b) the settlement or other compromise of a Trust Claim against a Person, or (c) sale(s) of shares of New Common Stock pursuant to Section 11.5(b) of this Plan.

1.159 **"Trustee"** means the trustee of the Singer Creditor Trust as contemplated by the Trust Agreement.

1.160 **"Turkey Lenders"** means, collectively, Al-Tawfeek and QIB, or an entity formed by them for the purpose of implementing the Singer Turkey Restructuring Transaction.

1.161 **"Unimpaired"** refers to any Claim or Interest that is not Impaired.

1.162 **"Voting Deadline"** means August 11, 2000 at 4:00 p.m. (Eastern Daylight Time).

C. Rules of Interpretation

For purposes of the Plan (1) any reference in the Plan to a contract, instrument, release, indenture or other agreement or document being in a particular form or on particular terms and conditions means that such document shall be substantially in such form or substantially on such terms and conditions, (2) any reference in the Plan to an existing document, Exhibit or Plan Schedule filed or to be filed means such document, Exhibit or Plan Schedule as it may have been or may be amended, modified or supplemented, (3) unless otherwise specified, all references in the Plan to Sections, Articles, Plan Schedules and Exhibits are references to Sections, Articles, Plan Schedules and Exhibits of or to the Plan, (4) the words "herein," "hereof," "hereunder," "hereto" and other words of similar import refer to the Plan in its entirety rather than to a particular portion of the Plan, (5) captions and headings to Articles and Sections are inserted for convenience of reference only and are not intended to be a part of or to affect the interpretation of the Plan, and (6) the rules of construction set forth in section 102 of the Bankruptcy Code and in the Bankruptcy Rules shall apply.

D. Computation of Time

In computing any period of time prescribed or allowed by the Plan, unless otherwise expressly provided, the provisions of Bankruptcy Rule 9006(a) shall apply.

E. References to Monetary Figures

All references in the Plan to monetary figures shall refer to United States currency, unless otherwise expressly provided.

F. Exhibits and Plan Schedules

All Exhibits and Plan Schedules are incorporated into and are a part of the Plan as if set forth in full herein and, to the extent not annexed hereto, such Exhibits and Plan Schedules shall be filed with the Bankruptcy Court on or before the Exhibit Filing Date.

ARTICLE II

ADMINISTRATIVE EXPENSES AND PRIORITY TAX CLAIMS

2.1 Reorganizing Debtors.

(a) **Administrative Claims.** Subject to the provisions of Article X and Section 2.3 of this Plan, on the Effective Date, or as soon thereafter as practicable, each holder of an Allowed Administrative Claim against a Reorganizing Debtor shall receive, in full satisfaction, settlement, release and discharge of and in exchange for such Allowed Administrative Claim, (i) Cash equal to the unpaid portion of such Allowed Administrative Claim, (ii) such other treatment as to which the relevant Reorganizing Debtor and such Claim holder shall have agreed upon in writing or (iii) as otherwise may be provided under applicable law; *provided, however,* that Allowed Administrative Claims against a Reorganizing Debtor with respect to liabilities incurred in the ordinary course of business during the Chapter 11 Cases shall be paid in the ordinary course of business in accordance with the terms and conditions of any agreements relating thereto.

(b) **Priority Tax Claims.** Subject to the provisions of Section 2.3 of this Plan, with respect to each Allowed Priority Tax Claim against a Reorganizing Debtor, at the sole option of the relevant Reorganizing Debtor, the Allowed Priority Tax Claim holder shall be entitled to receive on account of such Allowed Priority Tax Claim, in full satisfaction, settlement, release and discharge of and in exchange for such Allowed Priority Tax Claim, (i) equal Cash payments made on the last Business Day of every three-month period following the Effective Date, over a period not exceeding six years after the assessment of the tax on which such Claim is based, totaling the principal amount of such Claim plus simple interest on any outstanding balance from the Effective Date calculated at the interest rate available on ninety (90) day United States Treasuries on the Effective Date, (ii) such other treatment agreed to by the Allowed Priority Tax Claim holder and the applicable Reorganizing Debtor, provided such treatment is on more favorable terms to the applicable Reorganizing Debtor than the treatment set forth in clause (i) hereof, or (iii) payment in full.

2.2 Singer Furniture.

(a) **Administrative Claims.** Subject to the provisions of Article X of this Plan, each holder of an Allowed Administrative Claim against Singer Furniture shall receive, in full satisfaction, settlement, release and discharge of and in exchange for such Allowed Administrative Claim, a Pro Rata share of the Net Available Singer Furniture Cash, until such Allowed Claim has been paid in full.

(b) **Priority Tax Claims.** Subject to the prior payment in full of any Allowed Administrative Claims and Allowed Other Priority Claims against Singer Furniture, each holder of an Allowed Priority Tax Claim against Singer Furniture shall receive, in full satisfaction, settlement, release and discharge of and in exchange for such Allowed Priority Tax Claim, a Pro Rata share of the Net Available Singer Furniture Cash, until such Allowed Priority Tax Claim has been paid in full.

2.3 Foreign Jurisdiction Liquidating Debtors and Singer Brazil.

(a) **Foreign Jurisdiction Liquidating Debtors.** With respect to each Foreign Jurisdiction Liquidating Debtor, this Plan is a liquidating plan. As provided in Section 7.5 of this Plan, each of the Foreign Jurisdiction Liquidating Debtors is or will be subject to a Foreign Liquidation Proceeding, and under this Plan the Debtors will defer to the allowance of Claims and priorities and processes for distributions to creditors of the Foreign Jurisdiction Liquidating Debtors in the Foreign Liquidation Proceedings. Accordingly, holders of Administrative Claims and Priority Tax Claims (if any) against a Foreign Jurisdiction Liquidating Debtor shall receive, in full satisfaction, settlement, release and discharge of and in exchange for such Claims, the recovery provided pursuant to the Foreign Liquidation Proceeding.

(b) **Singer Brazil.** Singer Brazil is subject to the Singer Brazil Concordata. The Debtors shall defer to and rely upon the laws governing the Singer Brazil Concordata with respect to Claims against Singer Brazil included in the Singer Brazil Concordata, and shall not seek to establish or enforce any other priorities or provisions for the allowance or distribution on account of such Claims under the Plan. Accordingly, holders of Administrative Claims and Priority Tax Claims (if any) against Singer Brazil shall (i) if included in the Singer Brazil Concordata, receive the treatment and distributions to which they are entitled pursuant to the Singer Brazil Concordata or (ii) receive the treatment set forth in Section 2.1(a) and 2.1(b) of

this Plan, as applicable, if such Claims are not included in the Singer Brazil Concordata; *provided* that if the conditions set forth in Section 5.5(a) of this Plan are not satisfied, Singer Brazil shall be deemed to be a Foreign Jurisdiction Liquidating Debtor in accordance with Section 5.5(b) of this Plan, and holders of Administrative Claims and Priority Tax Claims against Singer Brazil shall be treated in accordance with Section 2.3(a) of this Plan.

ARTICLE III

CLASSIFICATION OF CLAIMS AND INTERESTS

Pursuant to section 1122 of the Bankruptcy Code, set forth below is a designation of classes of Claims against and Interests in each of the Debtors. A Claim or Interest is placed in a particular Class for the purposes of voting on a plan of reorganization and of receiving distributions pursuant to the Plan only to the extent that such Claim or Interest is an Allowed Claim or Interest in that Class and such Claim or Interest has not been paid, released or otherwise settled prior to the Effective Date. In accordance with section 1123(a)(1) of the Bankruptcy Code, Administrative Claims and Priority Tax Claims of the kinds specified in sections 507(a)(1) and 507(a)(8) of the Bankruptcy Code have not been classified and their treatment is set forth in Article II above.

3.1 Singer

(a) **Class SNV-1**. Class SNV-1 consists of all Miscellaneous Secured Claims.

(b) **Class SNV-2.** Class SNV-2 consists of all PBGC Claims against Singer.

(c) **Class SNV-3.** Class SNV-3 consists of all Other Priority Claims against Singer.

(d) **Class SNV-4.** Class SNV-4 consists of all General Unsecured Claims against Singer, including Singer Guarantee Claims, but excluding Reinstated Singer Guarantee Claims.

(e) **Class SNV-5.** Class SNV-5 consists of all Reinstated Singer Guarantee Claims.

(f) **Class SNV-6.** Class SNV-6 consists of all Subordinated Securities Claims.

(g) **Class SNV-7.** Class SNV-7 consists of all Interests in Singer.

3.2 Singer Amedo.

(a) **Class SAmedo-1.** Class SAmedo-1 consists of all Claims against Singer Amedo other than Administrative Claims, Priority Tax Claims and PBGC Claims.

(b) **Class SAmedo-2.** Class SAmedo-2 consists of all PBGC Claims against Singer Amedo.

(c) **Class SAmedo-3.** Class SAmedo-3 consists of all Interests in Singer Amedo.

3.3 Singer Australia.

(a) **Class SAustralia-1.** Class SAustralia-1 consists of all Claims against Singer Australia other than Administrative Claims, Priority Tax Claims and PBGC Claims.

(b) **Class SAustralia-2.** Class SAustralia-2 consists of all PBGC claims against Singer Australia.

(c) **Class SAustralia-3.** Class SAustralia-3 consists of all Interests in Singer Australia.

3.4 **Singer Austria.**

(a) **Class SAustria-1.** Class SAustria-1 consists of all Claims against Singer Austria other than Administrative Claims, Priority Tax Claims and PBGC Claims.

(b) **Class SAustria-2.** Class SAustria-2 consists of all PBGC Claims against Singer Austria.

(c) **Class SAustria-3.** Class SAustria-3 consists of all Interests in Singer Austria.

3.5 **Singer Brazil.**

(a) If the conditions set forth in Section 5.5(a) of this Plan are satisfied, the following shall constitute the Classes of Claims against and Interests in Singer Brazil:

(i) **Class SBrazil-1**. Class SBrazil-1 shall consist of all Brazil Secured and ACC/ACE Claims.

(ii) **Class SBrazil-2**. Class SBrazil-2 shall consist of all PBGC Claims against Singer Brazil.

(iii) **Class SBrazil-3**. Class SBrazil-3 shall consist of all Claims against Singer Brazil subject to the Singer Brazil Concordata.

(iv) **Class SBrazil-4**. Class SBrazil-4 shall consist of all Brazil Noteholder Claims, which shall not be subject to the Singer Brazil Concordata.

(v) **Class SBrazil-5**. Class SBrazil-5 shall consist of all Interests in Singer Brazil.

(b) If the conditions set forth in Section 5.5(a) of this Plan are not satisfied, the following shall constitute the Classes of Claims against and Interests in Singer Brazil:

(i) **Class SBrazil-1.** Class SBrazil-1 shall consist of all Claims against Singer Brazil other than Administrative Claims, Priority Tax Claims and PBGC Claims.

(ii) **Class SBrazil-2.** Class SBrazil-2 shall consist of all PBGC claims against Singer Brazil.

(iii) **Class SBrazil-3.** Class SBrazil-3 shall consist of all Interests in Singer Brazil.

3.6 **Singer Canada.**

(a) **Class SCanada-1.** Class SCanada-1 consists of all Claims against Singer Canada other than Administrative Claims, Priority Tax Claims and PBGC Claims.

(b) **Class SCanada-2.** Class SCanada-2 consists of all PBGC Claims against Singer Canada.

(c) **Class SCanada-3.** Class SCanada-3 consists of all Interests in Singer Canada.

3.7 **Singer Export.**

(a) **Class SExport-1.** Class SExport-1 consists of all Claims against Singer Export other than Administrative Claims, Priority Tax Claims and PBGC Claims.

(b) **Class SExport-2.** Class SExport-2 consists of all PBGC Claims against Singer Export.

(c) **Class SExport-3.** Class SExport-3 consists of all Interests in Singer Export.

3.8 Singer Furniture.

(a) **Class SFurniture-1.** Class SFurniture-1 consists of all Other Priority Claims against Singer Furniture.

(b) **Class SFurniture-2.** Class SFurniture-2 consists of all PBGC Claims against Singer Furniture.

(c) **Class SFurniture-3.** Class SFurniture-3 consists of all Singer Furniture Loan Guaranty Claims.

(d) **Class SFurniture-4.** Class SFurniture-4 consists of all General Unsecured Claims against Singer Furniture.

(e) **Class SFurniture-5.** Class SFurniture-5 consists of all Interests in Singer Furniture.

3.9 Singer South Africa.

(a) **Class SSouth Africa-1.** Class SSouth Africa-1 consists of all Claims against Singer South Africa other than Administrative Claims, Priority Tax Claims and PBGC Claims.

(b) **Class SSouth Africa-2.** Class SSouth Africa-2 consists of all PBGC Claims against Singer South Africa.

(c) **Class SSouth Africa-3.** Class SSouth Africa-3 consists of all Interests in Singer South Africa.

3.10 Singer SSMC Germany.

(a) **Class SSMC Germany-1.** Class SSMC Germany-1 consists of all Claims against Singer SSMC Germany other than Administrative Claims, Priority Tax Claims and PBGC Claims.

(b) **Class SSMC Germany-2.** Class SSMC Germany-2 consists of all PBGC Claims against Singer SSMC Germany.

(c) **Class SSMC Germany-3.** Class SSMC Germany-3 consists of all Interests in Singer SSMC Germany.

3.11 Singer Turkey.

(a) **Class STurkey-1.** Class STurkey-1 consists of all Claims against Singer Turkey other than Administrative Claims, Priority Tax Claims and PBGC Claims.

(b) **Class STurkey-2.** Class STurkey-2 consists of all PBGC Claims against Singer Turkey.

(c) **Class STurkey-3.** Class STurkey-3 consists of all Interests in Singer Turkey.

3.12 Singer U.S.

(a) **Class SUS-1.** Class SUS-1 consists of all Secured Claims against Singer U.S. other than Singer U.S. Credit Facility Claims.

(b) **Class SUS-2.** Class SUS-2 consists of all PBGC Claims against Singer U.S.

(c) **Class SUS-3.** Class SUS-3 consists of all Singer U.S. Credit Facility Claims against Singer U.S.

(d) **Class SUS-4.** Class SUS-4 consists of all Other Priority Claims against Singer U.S.

(e) **Class SUS-5.** Class SUS-5 consists of all General Unsecured Claims against Singer U.S.

(f) **Class SUS-6.** Class SUS-6 consists of all Interests in Singer U.S.

3.13 Singer Wurselen.

(a) **Class SWürselen-1.** Class SWurselen-1 consists of all Claims against Singer Wurselen other than Administrative Claims, Priority Tax Claims and PBGC Claims.

(b) **Class SWurselen-2.** Class SWurselen-2 consists of all PBGC Claims against Singer Wurselen.

(c) **Class SWurselen-3.** Class SWurselen-3 consists of all Interests in Singer Wurselen.

3.14 No Asset Liquidating Debtors.

(a) **Class NALD-1.** Class NALD-1 consists of all Claims against each No Asset Liquidating Debtor other than PBGC Claims. This classification shall be deemed to apply separately with respect to the Plan proposed by each No Asset Liquidating Debtor.

(b) **Class NALD-2.** Class NALD-2 consists of all PBGC Claims against each No Asset Liquidating Debtor. This classification shall be deemed to apply separately with respect to the Plan proposed by each No Asset Liquidating Debtor.

(c) **Class NALD-3.** Class NALD-3 consists of all Interests in each No Asset Liquidating Debtor. This classification shall be deemed to apply separately with respect to the Plan proposed by each No Asset Liquidating Debtor.

3.15 Holding Company Debtors.

(a) **Class SHolding-1.** Class SHolding-1 consists of all Claims against each Holding Company Debtor other than Administrative Claims, Priority Tax Claims and PBGC Claims. This classification shall be deemed to apply separately with respect to the Plan proposed by each Holding Company Debtor.

(b) **Class SHolding-2.** Class SHolding-2 consists of all PBGC Claims against each Holding Company Debtor. This classification shall be deemed to apply separately with respect to the Plan proposed by each Holding Company Debtor.

(c) **Class SHolding-3.** Class SHolding-3 consists of all Interests in each Holding Company Debtor. This classification shall be deemed to apply separately with respect to each Plan proposed by each Holding Company Debtor.

ARTICLE IV

IDENTIFICATION OF CLASSES OF CLAIMS AND INTERESTS <u>IMPAIRED AND NOT IMPAIRED BY THE PLAN</u>

4.1 Unimpaired Classes of Claims and Interests. The Classes listed below are Unimpaired by the Plan (Classes marked with an asterisk are subject to elimination or re-classification as Impaired if the conditions set forth in Section 5.5(a) of this Plan are not satisfied).

SNV-1	SBrazil-1*	STurkey-1	SUS-1	SHolding-1
SNV-3	SBrazil-5*	STurkey-3	SUS-4	SHolding-3
SNV-5				

4.2 Impaired Classes of Claims and Interests. The Classes listed below are Impaired by the Plan (Classes marked with an asterisk are subject to elimination or re-classification if the conditions set forth in Section 5.5(a) of the Plan are not satisfied).

SNV-2 SNV-4 SNV-6 SNV-7	SAmedo-1 SAmedo-2 SAmedo-3	SAustralia-1 SAustralia-2 SAustralia-3	SAustria-1 SAustria-2 SAustria-3	SBrazil-2 SBrazil-3* SBrazil-4*	SCanada-1 SCanada-2 SCanada-3
SExport-1 SExport-2 SExport-3	SFurniture-1 SFurniture-2 SFurniture-3 SFurniture-4 SFurniture-5	SSouth Africa-1 SSouth Africa-2 SSouth Africa-3	SSMC Germany-1 SSMC Germany-2 SSMC Germany-3	STurkey-2	SUS-2 SUS-3 SUS-5 SUS-6
SWurselen-1 SWurselen-2 SWurselen-3	NALD-1 NALD-2 NALD-3	SHolding-2			

ARTICLE V

PROVISIONS FOR TREATMENT OF CLAIMS AND INTERESTS

5.1 Singer

(a) **Class SNV-1 (Miscellaneous Secured Claims).** On the Effective Date, the legal, equitable and contractual rights of Allowed Class SNV-1 Claim holders shall be Reinstated, subject to the provisions of Section 7.1(b) of this Plan. Singer's failure to object to such Miscellaneous Secured Claims in the Chapter 11 Cases shall be without prejudice to Singer's or Reorganized Singer's right to contest or otherwise defend against such Claim in the appropriate forum when and if such Claim is sought to be enforced by the Class SNV-1 Claim holder. Notwithstanding section 1141(c) or any other provision of the Bankruptcy Code, all prepetition liens on property of Singer held by or on behalf of the Class SNV-1 Claim holders with respect to such Claims shall survive the Effective Date and continue in accordance with the contractual terms of the underlying agreements with such Claim holders until, as to each such Claim holder, the Allowed Claims of such Class SNV-1 Claim holder are paid in full, subject to the provisions of Section 7.1(b) of this Plan.

(b) **Class SNV-2 (PBGC Claims against Singer).** On the Effective Date, or as soon thereafter as practicable, the PBGC shall receive, in full satisfaction, settlement, release and discharge of and in exchange for all PBGC Claims against Singer, the distributions determined pursuant to Section 5.16(d) of this Plan.

(c) **Class SNV-3 (Other Priority Claims against Singer).** On the Effective Date, or as soon as practicable thereafter, each holder of an Allowed Class SNV-3 Claim shall receive, in full satisfaction, settlement, release, and discharge of and in exchange for such Claim, (i) Cash equal to the amount of such Allowed Class SNV-3 Claim, or (ii) such other treatment as to which Singer or Reorganized Singer and such Claim holder shall have agreed upon in writing.

(d) **Class SNV-4 (General Unsecured Claims against Singer).**

(i) On the Effective Date or as soon thereafter as is practicable, the Singer Creditor Trust shall receive on behalf of each holder of an Allowed Class SNV-4 Claim, in full satisfaction, settlement, release and discharge of and in exchange for each and every Class SNV-4 Claim, the Trust Assets, to be distributed Pro Rata by the Trustee to holders of Allowed Claims in Class SNV-4 and the PBGC Distribution Claim, at such times and in the manner provided herein or in the Trust Agreement.

(ii) Subject to the provisions of Section 5.16(b) of this Plan, each Singer Guarantee Claim shall be Allowed in an amount equal to (A) the lesser of the applicable Singer Guaranty Primary Obligation and the amount of the liability with respect to the applicable guaranty *less* (B) the applicable Singer Guarantee Claim Reduction Amount. For purposes of this Section 5.1(d)(ii), the Singer Guarantee Claim Reduction Amount with respect to any securities distributed under this Plan on account of a Singer Guaranty Primary Obligation shall be calculated at the mid-point of the valuation range for such securities set forth in the Disclosure Statement.

(e) **Class SNV-5 (Reinstated Singer Guarantee Claims).** On the Effective Date, the legal, equitable and contractual rights of holders of Allowed Class SNV-5 Claims shall be Reinstated, subject to the provisions of Section 7.1(b) of this Plan. Singer's failure to object to such Reinstated Class SNV-5 Claims in the Chapter 11 Cases shall be without prejudice to the Reorganized Singer's right to contest or otherwise defend against any such Claim in the appropriate forum when and if any such Claim is sought to be enforced by a Class SNV-5 Claim holder.

(f) **Class SNV-6 (Subordinated Securities Claims).** Holders of Allowed Class SNV-6 Claims, if any, shall not receive any distribution of property under the Plan on account of such Claims.

(g) **Class SNV-7 (Interests in Singer).** Holders of Allowed Interests in Class SNV-7 shall not receive any distribution of property under the Plan on account of their Interests, and, on the Effective Date, such Interests shall be cancelled.

5.2 Singer Amedo

(a) **Class SAmedo-1 (Claims against Singer Amedo other than Administrative Claims, Priority Tax Claims and PBGC Claims).** On or before 90 days after the Effective Date, a Foreign Liquidation Proceeding for Singer Amedo shall be commenced in the Bahamas, and pursuant thereto the assets of Singer Amedo shall be liquidated in accordance with the Foreign Liquidation Proceeding. As set forth in Section 7.5 of this Plan, holders of Claims against Singer Amedo shall receive distributions pursuant to such Foreign Liquidation Proceeding.

(b) **Class SAmedo-2 (PBGC Claims against Singer Amedo).** On the Effective Date, or as soon thereafter as practicable, the PBGC shall receive, in full satisfaction, settlement, release and discharge of and in exchange for all PBGC Claims against Singer Amedo, the distributions determined pursuant to Section 5.16(d) of this Plan.

(c) **Class SAmedo-3 (Interests in Singer Amedo).** On the later of the Effective Date or the completion of the Foreign Liquidation Proceeding for Singer Amedo, all Interests in Singer Amedo shall be cancelled.

5.3 Singer Australia

(a) **Class SAustralia-1 (Claims against Singer Australia other than Administrative Claims, Priority Tax Claims and PBGC Claims).** A Foreign Liquidation Proceeding for Singer Australia was commenced in Australia on or about January 11, 2000, and pursuant thereto the assets of Singer Australia are being liquidated in accordance the Foreign Liquidation Proceeding. As set forth in Section 7.5 of this Plan, holders of Claims against Singer Australia shall receive distributions pursuant to such Foreign Liquidation Proceeding.

(b) **Class SAustralia-2 (PBGC Claims against Singer Australia).** On the Effective Date, or as soon thereafter as practicable, the PBGC shall receive, in full satisfaction, settlement, release and discharge of and in exchange for all PBGC Claims against Singer Australia, the distributions determined pursuant to Section 5.16(d) of this Plan.

(c) **Class SAustralia-3 (Interests in Singer Australia).** On the later of the Effective Date or the completion of the Foreign Liquidation Proceeding for Singer Australia, all Interests in Singer Australia shall be cancelled.

5.4 Singer Austria

(a) **Class SAustria-1 (Claims against Singer Austria other than Administrative Claims, Priority Tax Claims and PBGC Claims).** A Foreign Liquidation Proceeding for Singer Austria was commenced in Austria on or about November 5, 1999, and pursuant thereto the assets of Singer Austria are being liquidated in accordance with the Foreign

Liquidation Proceeding. As set forth in Section 7.5 of this Plan, holders of Claims against Singer Austria shall receive distributions pursuant to such Foreign Liquidation Proceeding.

(b) **Class SAustria-2 (PBGC Claims against Singer Austria).** On the Effective Date, or as soon thereafter as practicable, the PBGC shall receive, in full satisfaction, settlement, release and discharge of and in exchange for all PBGC Claims against Singer Austria, the distributions determined pursuant to Section 5.16(d) of this Plan.

(c) **Class SAustria-3 (Interests in Singer Austria).** On the later of the Effective Date or the completion of the Foreign Liquidation Proceeding for Singer Austria, all Interests in Singer Austria shall be cancelled.

5.5 Singer Brazil

(a) If holders of Allowed Brazil Noteholder Claims holding in the aggregate an amount of Allowed Claims equal to or exceeding eighty percent (80%) of the aggregate amount of all Allowed Brazil Noteholder Claims agree to and execute the Brazil Release Documentation on or before the Effective Date, Claims against and Interests in Singer Brazil shall be treated as follows:

(i) **Class SBrazil-1 (Brazil Secured and ACC/ACE Claims).** On the Effective Date, (A) the legal, equitable or contractual rights of Allowed Class SBrazil-1 Claim holders shall be Reinstated or (B) a Class SBrazil-1 Claim holder shall receive, in full satisfaction, settlement, release and discharge of and in exchange for such Claim, such treatment as to which Singer Brazil and such Claim holder shall have agreed upon in writing, provided such treatment is on more favorable terms to Singer Brazil than Reinstatement. Singer Brazil's failure to object to a Class SBrazil-1 Claim in the Chapter 11 Cases shall be without prejudice to Singer Brazil's right to contest or otherwise defend such Claim in the appropriate forum when and if such Claim is sought to be enforced by the Class SBrazil-1 Claim holder.

(ii) **Class SBrazil-2 (PBGC Claims against Singer Brazil).** On the Effective Date, or as soon thereafter as practicable, the PBGC shall receive, in full satisfaction, settlement, release and discharge of and in exchange for all PBGC Claims against Singer Brazil, the distributions determined pursuant to Section 5.16(d) of this Plan.

(iii) **Class SBrazil-3 (Claims against Singer Brazil subject to the Singer Brazil Concordata).** With respect to allowance and treatment of Class SBrazil-3 Claims, the Debtors shall defer to and rely upon the laws governing the Singer Brazil Concordata and shall not seek to establish or enforce any other priorities or provisions for the allowance or distribution on account of such Claims under this Plan, and holders of Claims in Class SBrazil-3 shall receive the treatment and distributions to which they are entitled pursuant to the Singer Brazil Concordata.

(iv) **Class SBrazil-4 (Brazil Noteholder Claims).** On the Effective Date, or as soon thereafter as practicable, and subject to the provisions of Section 9.4(b) of this Plan, each holder of an Allowed Class SBrazil-4 Claim shall receive, in full satisfaction, settlement, release and discharge of its Claim against Singer Brazil, (A) a New Singer Brazil Secured Term Note, in the principal amount equal to 25% of the amount of such holder's Allowed Class SBrazil-4 Claim plus a New Singer Brazil Excess Cash Flow Note and (B) a Pro Rata share of $1.2 million in Cash, paid by Singer Brazil 50% on the later of the Effective Date and the approval to make such payments by the Singer Brazil Concordata Court and 50% on the six (6) month anniversary of the Effective Date; such Cash to be used *first* to pay for reasonable costs and expenses of professionals representing the holders of Allowed Class SBrazil-4 Claims in the Chapter 11 Cases (in full satisfaction of any potential Claims under section 503(b) of the Bankruptcy Code), *second* to be applied to accrued and unpaid interest on the New Singer Brazil Secured Term Notes, and *third* to principal installments of the New Singer Brazil Secured Term Notes in the order of maturity.

(v) **Class SBrazil-5 (Interests in Singer Brazil).** On the Effective Date, all interests in Singer Brazil shall be Reinstated.

(b) If holders of Allowed Brazil Noteholder Claims holding in the aggregate an amount of Allowed Claims equal to or exceeding eighty percent (80%) of the aggregate amount of all Allowed Brazil Noteholder Claims *do not agree to and execute* the Brazil Release Documentation on or before the Effective Date, Claims against and Interests in Singer Brazil shall not be treated as set forth above. Instead, Singer Brazil shall be deemed to be a Foreign Jurisdiction Liquidating Debtor, and Claims against and Interests in Singer Brazil shall be treated as follows:

(i) **Class SBrazil-1 (Claims against Singer Brazil other than Administrative Claims, Priority Tax Claims and PBGC Claims).** On or before one (1) year after the Effective Date, a Foreign Liquidation Proceeding for Singer Brazil shall be commenced in Brazil, and pursuant thereto the assets of Singer Brazil shall be liquidated in accordance with the Foreign Liquidation Proceeding. As set forth in Section 7.5 of this Plan, holders of Claims against Singer Brazil shall receive distributions pursuant to such Foreign Liquidation Proceeding.

(ii) **Class SBrazil-2 (PBGC Claims against Singer Brazil).** On the Effective Date, or as soon thereafter as practicable, the PBGC shall receive, in full satisfaction, settlement, release and discharge of and in exchange for all PBGC Claims against Singer Brazil, the distributions determined pursuant to Section 5.16(d) of this Plan.

(iii) **Class SBrazil-3 (Interests in Singer Brazil).** On the later of the Effective Date or the completion of the Foreign Liquidation Proceeding for Singer Brazil, all Interests in Singer Brazil shall be cancelled.

5.6 Singer Canada

(a) **Class SCanada-1 (Claims against Singer Canada other than Administrative Claims, Priority Tax Claims and PBGC Claims).** On or before 90 days after the Effective Date, a Foreign Liquidation Proceeding for Singer Canada shall be commenced in Canada, and pursuant thereto the assets of Singer Canada shall be liquidated in accordance with the Foreign Liquidation Proceeding. As set forth in Section 7.5 of this Plan, holders of Claims against Singer Canada shall receive distributions pursuant to such Foreign Liquidation Proceeding.

(b) **Class SCanada-2 (PBGC Claims against Singer Canada).** On the Effective Date, or as soon thereafter as practicable, the PBGC shall receive, in full satisfaction, settlement, release and discharge of and in exchange for all PBGC Claims against Singer Canada, the distributions determined pursuant to Section 5.16(d) of this Plan.

(c) **Class SCanada-3 (Interests in Singer Canada).** On the later of the Effective Date or the completion of the Foreign Liquidation Proceeding for Singer Canada, all Interests in Singer Canada shall be cancelled.

5.7 Singer Export

(a) **Class SExport-1 (Claims against Singer Export other than Administrative Claims, Priority Tax Claims and PBGC Claims).** On or before one (1) year after the Effective Date, a Foreign Liquidation Proceeding for Singer Export shall be commenced in the BVI, and pursuant thereto the assets of Singer Export shall be liquidated in accordance with the Foreign Liquidation Proceeding. As set forth in Section 7.5 of this Plan, holders of Claims against Singer Export shall receive distributions pursuant to such Foreign Liquidation Proceeding.

(b) **Class SExport-2 (PBGC Claims against Singer Export).** On the Effective Date, or as soon thereafter as practicable, the PBGC shall receive, in full satisfaction, settlement, release and discharge of and in exchange for all PBGC Claims against Singer Export, the distributions determined pursuant to Section 5.16(d) of this Plan.

(c) **Class SExport-3 (Interests in Singer Export).** On the later of the Effective Date or the completion of the Foreign Liquidation Proceeding for Singer Export, all Interests in Singer Export shall be cancelled.

5.8 Singer Furniture

(a) **Class SFurniture-1 (Other Priority Claims against Singer Furniture).** On the Effective Date, or as soon as practicable thereafter, each holder of an Allowed Claim in Class SFurniture-1 shall receive, in full satisfaction, settlement, release and discharge of and in exchange for such Claim, such Claim holder's Pro Rata share of Net Available Singer Furniture Cash remaining after payment in full of Allowed Administrative Claims against Singer Furniture, until such Claim has been paid in full.

(b) **Class SFurniture-2 (PBGC Claims against Singer Furniture).** On the Effective Date, or as soon thereafter as practicable, the PBGC shall receive, in full satisfaction, settlement, release and discharge of and in exchange for all PBGC Claims against Singer Furniture, the distributions determined pursuant to Section 5.16(d) of this Plan.

(c) **Class SFurniture-3 (Singer Furniture Loan Guaranty Claims).** On the Effective Date, or as soon as practicable thereafter, each holder of an Allowed Claim in Class SFurniture-3 shall receive, in full satisfaction, settlement, release and discharge of and in exchange for such Claim, such Claim holder's Pro Rata share of 15% of the Net Available Singer Furniture Cash remaining after payment in full of Allowed Administrative Claims, Allowed Other Priority Claims and Allowed Priority Tax Claims against Singer Furniture.

(d) **Class SFurniture-4 (General Unsecured Claims against Singer Furniture).** On the Effective Date, or as soon as practicable thereafter, each holder of an Allowed Claim in Class SFurniture-4 shall receive, in full satisfaction, settlement, release and discharge of and in exchange for such Claim, such Claim holder's Pro Rata share of 85% of the Net Available Singer Furniture Cash remaining after payment in full of Allowed Administrative Claims, Allowed Other Priority Claims and Allowed Priority Tax Claims against Singer Furniture.

(e) **Class SFurniture-5 (Interests in Singer Furniture).** Upon the completion of all distributions to holders of Allowed Claims against Singer Furniture, all Interests in Singer Furniture shall be cancelled.

5.9 Singer South Africa

(a) **Class SSouth Africa-1 (Claims against Singer South Africa other than Administrative Claims, Priority Tax Claims and PBGC Claims).** On or before 90 days after the Effective Date, a Foreign Liquidation Proceeding for Singer South Africa shall be commenced in South Africa, and pursuant thereto the assets of Singer South Africa shall be liquidated in accordance with the Foreign Liquidation Proceeding. As set forth in Section 7.5 of this Plan, holders of Claims against Singer South Africa shall receive distributions pursuant to such Foreign Liquidation Proceeding.

(b) **Class SSouth Africa-2 (PBGC Claims against Singer South Africa).** On the Effective Date, or as soon thereafter as practicable, the PBGC shall receive, in full satisfaction, settlement, release and discharge of and in exchange for all PBGC Claims against Singer South Africa, the distributions determined pursuant to Section 5.16(d) of this Plan.

(c) **Class SSouth Africa-3 (Interests in Singer South Africa).** On the later of the Effective Date or the completion of the Foreign Liquidation Proceeding for Singer South Africa, all Interests in Singer South Africa shall be cancelled.

5.10 Singer SSMC Germany

(a) **Class SSMC Germany-1 (Claims against Singer SSMC Germany other than Administrative Claims, Priority Tax Claims and PBGC Claims).** A Foreign Liquidation Proceeding for Singer SSMC Germany was commenced in Germany on or about September 21, 1999, and pursuant thereto the assets of Singer SSMC Germany are being liquidated in accordance with the Foreign Liquidation Proceeding. As set forth in Section 7.5 of this Plan, holders of Claims against Singer SSMC Germany shall receive distributions pursuant to such Foreign Liquidation Proceeding.

(b) **Class SSMC Germany-2 (PBGC Claims against Singer SSMC Germany).** On the Effective Date, or as soon thereafter as practicable, the PBGC shall receive, in full satisfaction, settlement, release and discharge of and in exchange for all PBGC Claims against Singer SSMC Germany, the distributions determined pursuant to Section 5.16(d) of this Plan.

(c) **Class SSMC Germany-3 (Interests in Singer SSMC Germany).** On the later of the Effective Date or the completion of the Foreign Liquidation Proceeding for Singer SSMC Germany, all Interests in Singer SSMC Germany shall be cancelled.

5.11 Singer Turkey

(a) **Class STurkey-1 (Claims against Singer Turkey other than Administrative Claims, Priority Tax Claims and PBGC Claims).** On the Effective Date, (i) the legal, equitable or contractual rights of an Allowed Class STurkey-1 Claim holder shall be Reinstated or (ii) a Class STurkey-1 Claim holder shall receive in full satisfaction, settlement, release and discharge of and in exchange for such Claim, such treatment as to which Singer Turkey and such Claim holder shall have agreed upon in writing.

(b) **Class STurkey-2 (PBGC Claims against Singer Turkey).** On the Effective Date, or as soon thereafter as practicable, the PBGC shall receive, in full satisfaction, settlement, release and discharge of and in exchange for all PBGC Claims against Singer Turkey, the distributions determined pursuant to Section 5.16(d) of this Plan.

(c) **Class STurkey-3 (Interests in Singer Turkey).** On the Effective Date, all Interests in Singer Turkey shall be Reinstated.

5.12 Singer U.S.

(a) **Class SUS-1 (Secured Claims against Singer U.S. other than Singer U.S. Credit Facility Claims).** On the Effective Date, the legal, equitable and contractual rights of Allowed Class SUS-1 Claim holders shall be Reinstated. The failure by Singer U.S. to object to such Secured Claims in the Chapter 11 Cases shall be without prejudice to the right of Singer U.S. to contest or otherwise defend against such Claim in the appropriate forum when and if such Claim is sought to be enforced by the Class SUS-1 Claim holder. Notwithstanding section 1141(c) or any other provision of the Bankruptcy Code, all prepetition liens on property of Singer U.S. held by or on behalf of the Class SUS-1 Claim holders with respect to such Claims shall survive the Effective Date and continue in accordance with the contractual terms of the underlying agreements with such Claim holders until, as to each such Claim holder, the Allowed Claims of such Class SUS-1 Claim holder are paid in full.

(b) **Class SUS-2 (PBGC Claims against Singer U.S.).** On the Effective Date, or as soon thereafter as practicable, the PBGC shall receive, in full satisfaction, settlement, release and discharge of and in exchange for all PBGC Claims against Singer U.S., the distributions determined pursuant to Section 5.16(d) of this Plan.

(c) **Class SUS-3 (Singer U.S. Credit Facility Claims).** On the Effective Date, each holder of an Allowed Claim in Class SUS-3 shall be paid in full in Cash by receiving, in full satisfaction, settlement, release and discharge of and in exchange for such claim, a Pro Rata share of (i) proceeds from the New Singer U.S. Exit Financing Facility and (ii) Cash in the amount necessary to pay the remaining amount of such Allowed Claims in full.

(d) **Class SUS-4 (Other Priority Claims against Singer U.S.).** On the Effective Date, or as soon as practicable thereafter, each holder of an Allowed Class SUS-4 Claim shall receive, in full satisfaction, settlement, release, and discharge of and in exchange for such Claim, (i) Cash equal to the amount of such Allowed Class SUS-4 Claim, or (ii) such other treatment as to which Singer U.S. and such Claim holder shall have agreed upon in writing.

(e) **Class SUS-5 (Singer U.S. General Unsecured Claims).** On the Effective Date or as soon thereafter as is practicable, each holder of an Allowed Class SUS-5 Claim shall receive, in full satisfaction, settlement, release and discharge of and in exchange for each and every Class SUS-5 Claim, a Pro Rata share of one-hundred percent (100%) of New Singer U.S. Common Stock available for distribution on the Effective Date, at such time and in the manner provided herein.

(f) **Class SUS-6 (Interests in Singer U.S.).** Holders of Allowed Interests in Class SUS-6 shall not receive any distribution of property under the Plan on account of their Interests, and, on the Effective Date, such Interests shall be cancelled.

5.13 Singer Wurselen

(a) **Class SWurselen-1 (Claims against Singer Wurselen other than Administrative Claims, Priority Tax Claims and PBGC Claims).** A Foreign Liquidation Proceeding for Singer Wurselen was commenced in Germany on or about September 21, 1999, and pursuant thereto the assets of Singer Wurselen are being liquidated in accordance with the Foreign Liquidation Proceeding. As set forth in Section 7.5 of this Plan, holders of Claims against Singer Wurselen shall receive distributions pursuant to such Foreign Liquidation Proceeding.

(b) **Class SWurselen-2 (PBGC Claims against Singer Wurselen).** On the Effective Date, or as soon thereafter as practicable, the PBGC shall receive, in full satisfaction, settlement, release and discharge of and in exchange for all PBGC Claims against Singer Wurselen, the distributions determined pursuant to Section 5.16(d) of this Plan.

(c) **Class SWurselen-3 (Interests in Singer Wurselen).** On the later of the Effective Date or the completion of the Foreign Liquidation Proceeding for Singer Wurselen, all Interests in Singer Wurselen shall be cancelled.

5.14 **No Asset Liquidating Debtors**

(a) **Class NALD-1 (Claims against each No Asset Liquidating Debtor other than PBGC Claims).** Because the No Asset Liquidating Debtors have no material assets other than shares of capital stock of certain of the Debtors the Interests of which are being cancelled pursuant to this Plan, holders of Allowed Claims in Class NALD-1 shall not receive any distribution of property under the Plan on account of such Claims.

(b) **Class NALD-2 (PBGC Claims against each No Asset Liquidating Debtor).** On the Effective Date, or as soon thereafter as practicable, the PBGC shall receive, in full satisfaction, settlement, release and discharge of and in exchange for all PBGC Claims against each No Asset Liquidating Debtor, the distributions determined pursuant to Section 5.16(d) of this Plan.

(c) **Class NALD-3 (Interests in each No Asset Liquidating Debtor).** On the Effective Date, or as soon thereafter as reasonably practicable, Reorganized Singer shall take appropriate actions to wind-up and terminate the corporate existence of each No Asset Liquidating Debtor under the laws of the jurisdiction of incorporation of such respective No Asset Liquidating Debtor, and upon completion of such actions, all Interests in Class NALD-3 shall be cancelled.

5.15 **Holding Company Debtors**

(a) **Class SHolding-1 (Claims against each Holding Company Debtor other than Administrative Claims, Priority Tax Claims and PBGC Claims).** Subject to the Combining Transactions and the provisions of Section 5.16 of this Plan, all Allowed Claims against the Holding Company Debtors shall be Reinstated.

(b) **Class SHolding-2 (PBGC Claims against each Holding Company Debtor).** On the Effective Date, or as soon thereafter as practicable, the PBGC shall receive, in full satisfaction, settlement, release and discharge of and in exchange for all PBGC Claims against each Holding Company Debtor, the distributions determined pursuant to Section 5.16(d) of this Plan.

(c) **Class SHolding-3 (Interests in each Holding Company Debtor).** Subject to the Combining Transactions, on the Effective Date, all Interests in the Holding Company Debtors shall be Reinstated.

5.16 **Special Provisions Regarding Certain Claims.**

(a) **Akai and Semi-Tech.** The Debtors will initiate Claims litigation to equitably subordinate all Claims held by Akai and all Claims held by Semi-Tech, whether directly or indirectly, pursuant to section 510(c) of the Bankruptcy Code. In the event that such litigation is successful, all such alleged Claims against Singer shall be classified in the class of Interests for Singer. The factual and legal bases for the equitable subordination of the Claims of Akai and Semi-Tech shall be established in connection with the Debtors' objections to such Claims (as well as the bases for other objections). In the event that any Akai and/or Semi-Tech Claims are not equitably subordinated or otherwise Disallowed, such Claims shall be classified in the Class appropriate for such Claims under this Plan.

(b) **Brazil Noteholder Singer Claims.**

(i) If the conditions set forth in Section 5.5(a) of this Plan are satisfied, as of the Effective Date (A) each Brazil Noteholder Singer Claim held by the holder of a Brazil Noteholder Claim arising from the Brazil ABC Roma Notes shall be deemed to be an Allowed Singer Guarantee Claim in the amount of 75% of such holder's Allowed Brazil Noteholder Claim and with respect to which the Singer Guarantee Claim Reduction Amount shall be equal to zero and (B) each Brazil Noteholder Singer Claim held by a holder of a Brazil Noteholder Claim arising from the Brazil Medium Term Notes shall be deemed to be an Allowed Singer Guarantee Claim in the amount of 55% of such holder's Allowed Brazil Noteholder Claim and with respect to which the Singer Guarantee Claim Reduction Amount shall be zero.

(ii) If the conditions set forth in Section 5.5(a) of this Plan are not satisfied, each Brazil Noteholder Singer Claim held by the holder of a Brazil Noteholder Claim shall *not* be deemed to be an Allowed Singer Guarantee Claim under this Plan, Singer shall have the right to contest the allowance of each such Brazil Noteholder Singer Claim on any

basis it determines appropriate, and such Claims, to the extent they become Allowed Claims (if at all) shall be treated in accordance with the provisions of Section 5.1(d)(ii) of this Plan.

(c) **Intercompany Claims.** All Intercompany Claims shall be deemed Allowed General Unsecured Claims in the amounts set forth in Plan Schedule 5.16(c) to this Plan. The amount of each such Allowed Intercompany Claim takes into consideration, and shall be in full satisfaction of, all Claims among the entities as set forth in Plan Schedule 5.16(c), through and including the Petition Date. Notwithstanding the forgoing, the Creditors' Committee shall have the right until the date of the commencement of the Confirmation Hearing to file objections to the allowance of any Intercompany Claim that is not on account of, related to, in connection with, or that did not arise from (i) the provision or purchase of goods or services or (ii) financing activities; any such objections so filed shall result in the subject Claims not becoming Allowed Claims under this Plan, but instead remaining subject to resolution as applicable for Disputed Claims generally.

(d) **PBGC Claims.** As of the Effective Date, the PBGC shall be granted an Allowed Claim against each Debtor in the amount of $55 million. In full satisfaction, settlement, release and discharge of and in exchange for the PBGC Claim against each Debtor, the PBGC shall receive (i) a Pro Rata share of the Trust Assets as if the PBGC had a single Claim against Singer in the amount of $35 million, to be distributed at such times and in such manner as set forth herein and in the Trust Agreement and (ii) the New Preferred Stock. In addition, as of the Effective Date, the PBGC shall be deemed to have waived, cancelled and released any claim it has (if any) against any Affiliates of any Debtor arising out of the facts and subject matter of the Claims asserted by the PBGC against the Debtors in these Chapter 11 Cases. As of the Effective Date, Singer shall be granted an Allowed Claim against Singer U.S. in the amount of $44 million in satisfaction of Singer's right to assert a Claim for contribution against Singer U.S. on account of Singer U.S.'s joint and several liability with respect to the PBGC Claims and the satisfaction, discharge and release of the PBGC Claims under this Plan and distributions to be made to the PBGC. Pursuant to Bankruptcy Rule 9019 and in consideration for the distributions and other benefits provided under this Plan, the provisions of this Plan will constitute a good faith compromise and settlement of all claims or controversies relating to all PBGC Claims. The entry of the Confirmation Order will constitute the Bankruptcy Court's approval of the compromise and settlement of all such claims or controversies and the Bankruptcy Court's finding that such compromise and settlement is in the best interests of the Debtors and the Reorganized Debtors and their respective property and Claim and Interest holders, and is fair, equitable and reasonable.

(e) **Claims Against Singer and Singer USA LLC.** Pursuant to the Singer USA LLC Order, all Allowed Claims against Singer were deemed to be non-duplicative Allowed Claims against Singer USA LLC. Accordingly, notwithstanding anything in this Plan to the contrary, all Claims against either Singer or Singer USA LLC that become Allowed Claims shall be deemed to be Allowed Claims against Singer USA LLC, and all provisions of this Plan providing for the classification and treatment of, and distributions on account of, Claims against Singer shall be deemed to be provisions for the classification and treatment of and distributions on account of, Claims against Singer USA LLC. Based upon the treatment provided in this Plan for Allowed Claims against Singer USA LLC, on the Effective Date, all such Claims against Singer shall be deemed to be Disallowed Claims.

ARTICLE VI

ACCEPTANCE OR REJECTION OF THE PLAN; EFFECT OF REJECTION BY ONE OR MORE IMPAIRED CLASSES OF CLAIMS OR INTERESTS

6.1 Impaired Classes of Claims and Interests Entitled to Vote. Subject to Sections 6.4 and 6.7 of the Plan, Claim and Interest holders in each Impaired Class of Claims or Interests are entitled to vote as a class to accept or reject the Plan. Votes will be separately tabulated by each of the Debtors with respect to each Plan that is contained in this joint Plan.

6.2 Acceptance by an Impaired Class. In accordance with section 1126(c) of the Bankruptcy Code and except as provided in section 1126(e) of the Bankruptcy Code, an Impaired Class of Claims shall have accepted the Plan if the Plan is accepted by the holders of at least two-thirds (⅔) in dollar amount and more than one-half (½) in number of the Allowed Claims of such Class that have timely and properly voted to accept or reject the Plan.

6.3 Presumed Acceptances by Unimpaired Classes. Classes SNV-1, SNV-3, SNV-5, SBrazil-1*, SBrazil-5*, STurkey-1, STurkey-3, SUS-1, SUS-4, SHolding-1 and SHolding-3 are Unimpaired by the Plan. Under section 1126(f) of the Bankruptcy Code, such Claim holders are conclusively presumed to accept the Plan, and the votes of such Claim holders will not be solicited. Those classes marked with an asterisk are subject to elimination or re-classification as Impaired if the conditions set forth in Section 5.5(a) of this Plan are not satisfied.

6.4 Classes Deemed to Reject Plan. Classes SNV-6, SNV-7, SAmedo-3, SAustralia-3,, SAustria-3, SCanada-3, SExport-3, SFurniture-5, SSouth Africa-3, SSMC Germany-3, SUS-6, SWurselen-3, NALD-1 and NALD-3 are not entitled to receive or retain any property under the Plan. Under section 1126(g) of the Bankruptcy Code, Claim holders and Interest holders in such Classes are deemed to reject the Plan, and the votes of such Claim holders and Interest holders will not be solicited. In addition, based upon an order entered by the Bankruptcy Court on June 22, 2000, the votes of holders of Claims against a Foreign Jurisdiction Liquidating Debtor (other than the PBGC) and holders of Claims subject to the Singer Brazil Concordata, which are holders of Claims in Classes SAmedo-1, SAustralia-1, SAustria-1, SBrazil-3*, SCanada-1, SExport-1, SSouth Africa-1, SSMC Germany-1 and SWurselen-1, will not be solicited, and the holders of Claims in such classes are deemed to reject the Plan. Those classes marked with an asterisk are subject to elimination or re-classification if the conditions set forth in Section 5.5(a) of this Plan are not satisfied.

6.5 Summary of Classes Voting on the Plan. As a result of the provisions of Sections 6.1, 6.3 and 6.4 of this Plan, the votes of holders of Claims in the following Classes will be solicited with respect to this Plan: SNV-2, SNV-4, SAmedo-2, SAustralia-2, SAustria-2, SBrazil-2, SBrazil-4*, SCanada-2, SExport-2, SFurniture-1, SFurniture-2, SFurniture-3, SFurniture-4, SSouth Africa-2, SSMC Germany-2, STurkey-2, SUS-2, SUS-3, SUS-5, SWurselen-2, NALD-2 and SHolding-2. Those classes marked with an asterisk are subject to elimination or re-classification if the conditions set forth in Section 5.5(a) of this Plan are not satisfied.

6.6 Confirmation Pursuant to Section 1129(b) of the Bankruptcy Code. To the extent that any Impaired Class entitled to vote rejects the Plan or is deemed to have rejected the Plan, the Debtors will request confirmation of the Plan, as it may be modified from time to time, under section 1129(b) of the Bankruptcy Code.

6.7 Confirmability and Severability of a Plan. The confirmation requirements of section 1129 of the Bankruptcy Code must be satisfied separately with respect to each Debtor. The Debtors reserve the right to alter, amend, modify, revoke or withdraw the Plan as it applies to any particular Debtor or any Exhibit or Plan Schedule. A determination by the Bankruptcy Court that the Plan, as it applies to any particular Debtor, is not confirmable pursuant to section 1129 of the Bankruptcy Code shall not limit or affect: (a) the confirmability of the Plan as it applies to any other Debtor; or (b) the Debtors' ability to modify the Plan, as it applies to any particular Debtor, to satisfy the confirmation requirements of section 1129 of the Bankruptcy Code.

ARTICLE VII

MEANS FOR IMPLEMENTATION OF THE PLAN

7.1 Continued Corporate Existence.

(a) Subject to the Combining Transactions, each of the Debtors shall continue to exist after the Effective Date as a separate corporate entity, with all the powers of a corporation under applicable law in the jurisdiction in which it is incorporated and pursuant to the certificate of incorporation and bylaws in effect prior to the Effective Date, except to the extent such certificate of incorporation and bylaws are amended by this Plan, without prejudice to any right to terminate such existence (whether by merger or otherwise) under applicable law after the Effective Date.

(b) As part of the Combining Transactions, on or prior to the Effective Date, Singer USA LLC shall form or purchase a new, wholly-owned direct subsidiary incorporated in The Netherlands Antilles ("Newco"). On or prior to the Effective Date, Newco's name shall be "Singer N.V." On the Effective Date, all assets and all liabilities of Singer USA LLC that are not discharged pursuant to Section 12.2 of this Plan shall be contributed by Singer USA LLC to Newco, all Retained Actions and all rights of Singer to receive recoveries or distributions from other Debtors or Affiliates of a Debtor or any other third party, under this Plan or otherwise, shall be deemed assigned to Newco. After the issuance of the New Common Stock by Reorganized Singer, Singer USA LLC's equity Interests in Newco, and Singer's equity interests in Singer USA LLC, shall be cancelled. On

the Effective Date, Singer USA LLC shall take whatever steps it determines are necessary and appropriate to wind-up and terminate its corporate existence under the laws of Delaware. After the Effective Date, Singer may (but shall not be obligated to) take whatever steps it determines are necessary and appropriate to wind-up and terminate its corporate existence under the laws of the Netherlands Antilles. On the Effective Date, all officers and directors of Singer and Singer USA LLC immediately prior to the Effective Date, shall resign or be deemed to have resigned from their respective positions with such entities.

(c) There are numerous Affiliates of Singer and other Debtors that are not Debtors in these Chapter 11 Cases. As set forth in detail in the Disclosure Statement, the operations of such non-Debtor Affiliates are significant assets of the Reorganizing Debtors' estates. Accordingly, the continued existence, operation and ownership of such non-Debtor Affiliates is a central component of the Reorganizing Debtors' businesses, and as set forth in Section 12.1 of this Plan, subject to the Combining Transactions, all of the Reorganizing Debtors' equity interests and other property interests in such non-Debtor Affiliates shall revest in the applicable Reorganizing Debtor or its successor on the Effective Date.

7.2 New Singer Management Company. New Singer Management Company shall manage the liquidation and collection of the assets of or for (a) Singer Furniture and (b) prior to the commencement of a Foreign Liquidation Proceeding, each Foreign Jurisdiction Liquidating Debtor, as contemplated in this Plan. New Singer Management Company also may be designated by Singer USA LLC prior to the Effective Date, or Reorganized Singer after the Effective Date, in its sole discretion, to manage the liquidation of any non-Debtor Affiliate of a Debtor. New Singer Management Company shall manage the liquidation and collection of assets of each such entity in a manner reasonably designed to maximize the value of the assets of each such entity as determined by New Singer Management Company in its sole discretion. As compensation for its services, New Singer Management Company shall receive a fee in the amount of 10% of the net cash proceeds obtained by New Singer Management Company for each such entity from the liquidation or collection of its assets, in the case of Debtor Affiliates to be paid on the Effective Date and periodically thereafter as determined by New Singer Management Company in its sole discretion.

7.3 Singer Export Restructuring Transaction. On the Effective Date, Reorganized Singer shall purchase Singer Export's prepetition account receivable from Singer Mexicana S.A. de C.V. from Singer Export, which account receivable is in the amount of $12,245,000. In consideration for such purchase, Singer Export shall be granted an Allowed General Unsecured Claim against Singer classified in Class SNV-4 in the amount of $12,245,000.

7.4 Singer Turkey Restructuring Transaction.

(a) On the Effective Date, Singer Turkey and the Turkey Lenders shall enter into and consummate a transaction or series of transactions as set forth on Plan Schedule 1.143. Pursuant to such transaction or series of transactions, among other things, (i) the Claims of the Turkey Lenders against Singer Bermuda shall be assigned to Singer Turkey and rescheduled for payment over a seven-year period and (ii) the Turkey Lenders shall loan Singer Turkey approximately $16,000,000 (to be repaid over a seven-year period) with approximately $12,000,000 to be utilized to purchase the Claims of the Turkey Lenders against Singer Amedo (which Claims shall be assigned to Reorganized Singer) and the balance to be available for the general working capital purposes of Reorganized Singer. All obligations of Reorganized Singer Turkey to the Turkey Lenders shall be secured by a mortgage on Singer Turkey's real property in Turkey and shall be guaranteed by Singer Bermuda. The Singer Bermuda guaranty shall be secured by a lien on the New Common Stock to be distributed under the Plan to Singer Bermuda on account of its Allowed Class SNV-4 Claims as set forth on Plan Schedule 5.16(c). Claims of the Turkey Lenders against Singer on account of guarantees by Singer of such Claims against Singer Amedo and Singer Turkey shall be released. It is anticipated that, in order to satisfy certain legal requirements under Turkish and Islamic law, certain of the transactions set forth herein shall be structured pursuant to a murabaha sale agreement between the Turkey Lenders, Singer Turkey and Reorganized Singer or an entity designated by Reorganized Singer.

(b) Singer, Singer Turkey and the Turkey Lenders, as determined by them in their sole discretion, may modify the structure of the transactions to be entered into pursuant to Section 7.4(a) of this Plan and enter into any related transactions as necessary or appropriate to effectuate the results described therein, including as necessary or appropriate pursuant to foreign laws or regulations relating to Singer Turkey, Islamic law, or other considerations.

7.5 **Foreign Jurisdiction Liquidating Debtors.**

(a) Each of the Foreign Jurisdiction Liquidating Debtors is or shall be subject to a Foreign Liquidation Proceeding commenced in and under the laws of the jurisdiction of incorporation of each such Foreign Jurisdiction Liquidating Debtor. For any Foreign Jurisdiction Liquidating Debtor with respect to which a Foreign Liquidation Proceeding has not been commenced as of the date of this Plan, the Debtors shall commence a Foreign Liquidation Proceeding with respect to such Foreign Jurisdiction Liquidating Debtor at any time in their sole discretion, but in any event not later than 90 days after the Effective Date (except that the Foreign Liquidation Proceeding for Singer Export and, if required, Singer Brazil, may be commenced up to one (1) year after the Effective Date).

(b) With respect to allowance and classification of Claims against and the distribution of assets of each Foreign Jurisdiction Liquidating Debtor, the Debtors shall defer to and rely upon the laws governing the Foreign Liquidation Proceeding of such Foreign Jurisdiction Liquidating Debtor and shall not seek to establish or enforce any other priorities or provisions for the allowance or distributions on account of such Claims under this Plan. The Debtors reserve the right to seek at any time prior to the commencement of a Foreign Liquidation Proceeding with respect to a Foreign Jurisdiction Liquidating Debtor, in furtherance of the implementation of this Plan, entry of an order from the Bankruptcy Court authorizing the Foreign Jurisdiction Liquidating Debtor (through New Singer Management Company) to commence distributions to holders of Claims against such Foreign Jurisdiction Liquidating Debtor, pursuant to such order.

7.6 **Transfer of Singer Furniture Third Party Shares.** On the Effective Date, Singer Furniture shall transfer to Reorganized Singer, or any Affiliate designated by Reorganized Singer, the Singer Furniture Third Party Shares.

7.7 **Directors and Officers of Reorganized Singer.**

(a) *Appointment.* The existing senior officers of Singer shall serve initially in the same capacities after the Effective Date for Reorganized Singer. The initial board of directors of Reorganized Singer shall consist of seven (7) directors. Such board of directors shall be divided into Class I, Class II, and Class III, with Class I consisting of two (2) directors, Class II consisting of three (3) directors and Class III consisting of two (2) directors. The Creditors' Committee shall be entitled to appoint all Class I directors, two Class II directors and one Class III director. The Chief Executive Officer shall be a Class III director and shall be entitled to appoint a Class II director. All of the selected directors shall be reasonably acceptable to the Chief Executive Officer and the Creditors' Committee. The Chief Executive Officer shall be Chairman of the board of directors. The Persons designating board members shall file with the Bankruptcy Court and give to Singer written notice of the identities of such members on a date that is not less than five (5) days prior to the Confirmation Hearing; *provided, however,* that if and to the extent that the Creditors' Committee fails to file and give such notice, Singer shall designate the members of the board of directors of the Reorganized Singer by announcing their identities at the Confirmation Hearing. The boards of directors of the remaining Reorganized Debtors (other than Reorganized Singer U.S.) shall consist of directors as determined by Reorganized Singer on the Effective Date or thereafter.

(b) *Terms.* Board members shall serve an initial term for a period from the Effective Date through the date of the annual meeting that first occurs after a date that is (i) with respect to Class I directors, one (1) year after the Effective Date; (ii) with respect to Class II directors, two (2) years after the Effective Date; and (iii) with respect to the Class III director, three (3) years after the Effective Date. Thereafter, and subject to Reorganized Singer's rights to amend its bylaws, directors shall serve three (3) year terms (with such subsequent terms subject to election by shareholder vote), regardless of their classification, with each such term expiring at the conclusion of the next annual meeting of shareholders.

(c) *Vacancies.* Until the first annual meeting of shareholders of Reorganized Singer after the Effective Date, any vacancy in the directorship originally (i) selected by the Creditors' Committee shall (A) in the case of the resignation of such director, be filled by a person designated by such director as his/her replacement to serve out the remainder of the applicable term and (B) in all other cases, by a person designated by the Trust Advisory Board; and (ii) selected by the Chief Executive Officer, shall be filled by a person designated by the Chief Executive Officer to serve out the remainder of the applicable term.

7.8 Directors and Officers of Reorganized Singer U.S.

(a) *Appointment.* The existing senior officers of Singer U.S. shall serve initially in their current capacities after the Effective Date for Reorganized Singer U.S. On the Effective Date, the term of the current members of the board of directors of Singer U.S. shall expire. The initial board of directors of Reorganized Singer U.S. shall consist of five (5) directors. Such board of directors shall be divided into Class I and Class II, with Class I consisting of two (2) directors and Class II consisting of three (3) directors. The Chief Executive Officer and the Creditors' Committee shall each be entitled to appoint a Class I director and a Class II director, and the other Class II director shall be appointed by the Agent under the New Singer U.S. Exit Financing Facility. The Persons designating board members shall file with the Bankruptcy Court and give to Singer U.S. written notice of the identities of such members on a date that is not less than five (5) days prior to the Confirmation Hearing; *provided, however,* that if and to the extent that the Creditors' Committee or the Agent of the New Singer U.S. Exit Financing Facility fails to file and give such notice, Singer U.S. shall designate the members of the board of directors of Reorganized Singer U.S. by announcing their identities at the Confirmation Hearing.

(b) *Terms.* Board members shall serve an initial term for a period from the Effective Date through the date of the annual meeting that first occurs after a date which is (i) with respect to Class I directors, one (1) year after the Effective Date and (ii) with respect to Class II directors, two (2) years after the Effective Date. Thereafter, and subject to the rights of Singer U.S. to amend its bylaws, directors shall serve two (2) year terms (with such subsequent terms subject to election by shareholder vote), regardless of their classification, with each such term expiring at the conclusion of the next annual meeting of shareholders.

(c) *Vacancies.* Until the first annual meeting of shareholders of Reorganized Singer U.S. after the Effective Date, any vacancy in the directorship originally (i) selected by the Creditors' Committee shall (A) in the case of the resignation of such director, be filled by a person designated by such director as his/her replacement to serve out the remainder of the applicable term and (B) in all other cases, by a person designated by Trust Advisory Board; (ii) selected by the Chief Executive Officer, shall be filled by a person designated by the Chief Executive Officer to serve out the remainder of the applicable term; and (iii) selected by the Agent for the New Singer U.S. Exit Financing Facility, shall be filled by a person designated by the Agent to the New Singer U.S. Exit Financing Facility to serve out the remainder of the applicable term.

7.9 Employment, Retirement, Indemnification and Other Agreements and Incentive Compensation Programs. To the extent that any of the Debtors have in place as of the Effective Date employment, retirement, indemnification and other agreements with their respective directors, officers and employees, or retirement income plans, welfare benefit plans and other plans for such Persons, such agreements, programs and plans shall be deemed rejected as of the Effective Date pursuant to section 365 of the Bankruptcy Code; *provided* that, on and after the Effective Date, the agreements, programs and plans set forth on Plan Schedule 8.2 shall be assumed pursuant to section 365 of the Bankruptcy Code. After the Effective Date, the Reorganized Debtors shall each have the authority to terminate, amend or enter into employment, retirement, indemnification and other agreements with their respective active directors, officers and employees and to terminate, amend or implement retirement income plans, welfare benefit plans and other plans for active employees. Such agreements and plans may include equity, bonus and other incentive plans in which officers and other employees of the Reorganized Debtors may be eligible to participate; *provided, however,* that management of Reorganized Singer shall receive stock options which are more specifically described in the Management Stock Option Plan and which contain at least the following terms:

(a) Options to purchase, in the aggregate, three and three-quarters percent (3.75%) on a fully diluted basis of the shares of New Common Stock issued pursuant to the Plan. These options will vest on the one year anniversary of the Effective Date. The exercise price of such options shall be equal to the mid-point range of the value of the New Common Stock set forth in the Disclosure Statement (the "Effective Date Share Price") multiplied by one hundred five percent (105%).

(b) Options to purchase, in the aggregate, an additional three and three-quarters percent (3.75%) on a fully diluted basis of the shares of New Common Stock issued pursuant to the Plan. These options will vest on the two year anniversary of the Effective Date. The exercise price of such options shall be equal to one hundred ten percent (110%) of the Effective Date Share Price.

On or before the Exhibit Filing Date, the Debtors will file with the Bankruptcy Court a draft of the Management Stock Option Plan and a summary of components of compensation to be paid to management after the Effective Date to the extent that the terms and provisions differ significantly from such management member's current compensation.

7.10 Reorganization Bonuses. As of the Effective Date, members of management of Reorganized Singer shall be entitled to receive reorganization bonuses as set forth on Plan Schedule 7.10.

7.11 Articles of Incorporation and Bylaws. The articles of incorporation and bylaws of Reorganized Singer and each of the other Reorganized Debtors shall be amended as necessary to satisfy the provisions of the Plan and the Bankruptcy Code. The articles of incorporation of Reorganized Singer and Reorganized Singer U.S. shall, among other things: (a) authorize twenty million shares of New Common Stock and two million shares of New Singer U.S. Common Stock, respectively, $0.01 par value per share (of which up to eight million shares of New Common Stock (excluding shares with respect to conversion of the New Preferred Stock or any options or grants with respect to management of Reorganized Singer or reorganization bonuses) and one million shares of New Singer U.S. Common Stock will be issued under the Plan), (b) authorize the New Preferred Stock and (c) provide, pursuant to section 1123(a)(6) of the Bankruptcy Code, for (i) a provision prohibiting the issuance of non-voting equity securities, and, if applicable, (ii) a provision as to the classes of securities issued pursuant to the Plan or thereafter possessing voting power, for an appropriate distribution of such power among such classes, including, in the case of any class of equity securities having a preference over another class of equity securities with respect to dividends, adequate provisions for the election of directors representing such preferred class in the event of default in the payment of such dividends. The forms of articles of incorporation of Reorganized Singer and Reorganized Singer U.S. are attached as Exhibit F to this Plan and the form of bylaws of Reorganized Singer U.S. is attached as Exhibit G to this Plan. Any modification to the articles of incorporation of Reorganized Singer and Reorganized Singer U.S. as originally filed may be filed after the Confirmation Date and may become effective on or prior to the Effective Date or within ten days thereafter.

7.12 Corporate Action. Each of the matters provided for under the Plan involving the corporate structure of any Debtor or Reorganized Debtor or corporate action to be taken by or required of any Debtor or Reorganized Debtor shall, as of the Effective Date, be deemed to have occurred and be effective as provided herein, and shall be authorized and approved in all respects without any requirement of further action by stockholders or directors of any of the Debtors or the Reorganized Debtors.

7.13 Post-Effective Date Financing. On the Effective Date, in full payment and satisfaction of the DIP Facility Claim in the principal amount of $55 million, Reorganized Singer and Nova Scotia shall enter into the Exit Financing Facility. On the Effective Date, Reorganized Singer U.S. shall enter into the New Singer U.S. Exit Financing Facility. Reorganized Singer and the other Reorganized Debtors, as appropriate, may enter into all documents in connection with the Exit Financing Facility agreed upon by Singer and Nova Scotia. Reorganized Singer U.S. shall enter into all documents in connection with the New Singer U.S. Exit Financing Facility agreed upon by Singer U.S. and the lenders thereunder. The principal documents with respect to such facilities shall be filed by the Debtors with the Bankruptcy Court no later than the Exhibit Filing Date. In the Confirmation Order, the Bankruptcy Court shall approve the Exit Financing Facility, the New Singer U.S. Exit Financing Facility, and all documents to be executed in connection therewith in substantially the form filed with the Bankruptcy Court (and with such changes as to which the applicable Debtors and respective lenders may agree) and authorize the applicable Reorganized Debtors to execute the same together with such other documents as the applicable Reorganized Debtors and the applicable lenders may reasonably require in order to effectuate the treatment afforded to such parties under the Exit Financing Facility and the New Singer U.S. Exit Financing Facility, respectively.

7.14 Issuance of New Common Stock and New Preferred Stock.

(a) On or before the Effective Date, Reorganized Singer shall issue for distribution in accordance with the terms of the Plan the New Common Stock to the Trustee for the benefit of holders of Allowed Claims in Class SNV-4 and the PBGC Distribution Claim. The issuance of the New Common Stock and the distribution thereof to holders of Allowed Claims in Class SNV-4 and the PBGC Distribution Claim shall be exempt from registration under applicable securities laws pursuant to section 1145(a) of the Bankruptcy Code. Without limiting the effect of section 1145 of the Bankruptcy Code, not earlier than the first anniversary of the Effective Date, Reorganized Singer will enter into a Registration Rights Agreement with each Allowed SNV-4 or PBGC Distribution Claim holder (excluding the Singer Creditor Trust) (i) who by virtue of holding New Common Stock to be distributed under the Plan and/or its relationship with Reorganized Singer could reasonably be deemed to be an "affiliate" (as such term is used within the meaning of applicable securities laws) of Reorganized Singer, and (ii) who requests in writing that Reorganized Singer execute such agreement. Drafts of such Registration Rights Agreements will be filed by Singer with the Bankruptcy Court no later than the Exhibit Filing Date. The Registration Rights Agreements shall contain certain shelf, demand and piggyback registration rights for the benefit of the signatories thereto.

(b) Reorganized Singer shall use reasonable efforts to list the New Common Stock on either a national securities exchange or for quotation on a national automated inter-dealer quotation system in the United States, the Singapore Stock Exchange or another stock exchange in a jurisdiction, as determined by Singer (in consultation with the Creditors' Committee) prior to the Confirmation Hearing. Persons receiving distributions of New Common Stock, by accepting such distributions, shall have agreed to cooperate with Reorganized Singer's reasonable requests to assist Reorganized Singer in its efforts to list the New Common Stock on a securities exchange or quotation system, which assistance may include, without limitation, the commercially reasonable disposition of a limited amount of New Common Stock to the extent necessary to comply with the listing requirements of the applicable securities exchange or quotation system.

(c) On or before the Effective Date, Reorganized Singer shall issue for distribution to the PBGC, in accordance with the Plan, the New Preferred Stock.

(d) For a period of five (5) years after the Effective Date, whether or not Reorganized Singer is subject to Section 13(a) or 15(d) of the Exchange Act, or any successor provision thereto, it will file with the Securities and Exchange Commission (the "SEC") (unless the SEC will not accept such a filing) (i) all annual financial information that would be required to be contained in a filing with the SEC on Form 20-F if Reorganized Singer were required to file such form, including a "Management's Discussion and Analysis of Financial Condition and Results of Operations" and a report of Reorganized Singer's certified independent accountants, (ii) quarterly reports on form 6-K containing unaudited financial statements and financial information, including a "Management's Discussion and Analysis of Financial Condition and Results of Operations," for the first three quarters of each fiscal year which quarterly financial statements will be prepared in accordance with generally accepted accounting principles in the United States ("GAAP") and (iii) all reports that would be required to be filed with the SEC on Form 6-K if Reorganized Singer were required to file such form. Reorganized Singer will furnish and file with the SEC such annual financial information within 90 days after the end of each fiscal year and such quarterly reports within 60 days after the end of each of the first three fiscal quarters of each year. These obligations shall be deemed satisfied if Reorganized Singer is required under the Exchange Act to file annual and quarterly reports on forms 10-K and 10-Q.

7.15 Issuance of New Singer U.S. Common Stock. On or before the Effective Date, Singer U.S. shall issue for distribution in accordance with the terms of the Plan the New Singer U.S. Common Stock to the Disbursing Agent for the benefit of holders of Allowed Claims in Class SUS-5. The issuance of the New Singer U.S. Common Stock and the distribution thereof to holders of Allowed Claims in Class SUS-5 shall be exempt from registration under applicable securities laws pursuant to section 1145(a) of the Bankruptcy Code.

7.16 Combining Transactions. On, prior to or after the Effective Date, each Combining Debtor shall take such actions as may be necessary or appropriate to effect the relevant Combining Transactions. Such actions may include: (a) the dissolution or winding up of such Debtor's corporate existence or the changing of the name of a Debtor, (b) the execution and delivery of appropriate agreements or other documents of merger, consolidation or reorganization containing terms that are consistent with the terms of this Plan and that satisfy the requirements of applicable law; (c) the execution and delivery of appropriate instruments of transfer, assignment, assumption or delegation of any property, right, liability, duty or obligation on terms consistent with the terms of this Plan; (d) the filing of appropriate certificates of merger or consolidation with the appropriate governmental authorities under applicable law; and (e) all other actions that such Debtor determines are necessary or appropriate, including the making of filings or recordings in connection with the relevant Combining Transaction. The form of each Combining Transaction shall be determined by the respective Boards of Directors of such Combining Debtors. Upon the consummation of a Combining Transaction, each Combining Debtor shall cease to exist as a separate corporate entity. On and after the Effective Date, the Reorganized Debtor with whom a Combining Debtor is merged shall assume and perform the obligations of each Combining Debtor under this Plan, or, in the event a Combining Debtor is liquidated or dissolved, Reorganized Singer (or the Reorganized Debtor which owned the stock of such Combining Debtor prior to such liquidation) shall assume and perform such obligations.

7.17 Preservation of Causes of Action.

(a) In accordance with section 1123(b)(3) of the Bankruptcy Code and except as otherwise provided in the Plan, the Reorganized Debtors shall retain and may enforce Retained Actions. In accordance with section 1123(b) of the Bankruptcy Code, all Trust Claims, together with the proceeds thereof, if any, are reserved for, and shall be and become the property of the Singer Creditor Trust on the Effective Date, including all rights and powers of the Debtors with respect thereto pursuant to section 108(a) of the Bankruptcy Code.

(b) The Reorganized Debtors, in the exercise of their business judgment, will determine whether to enforce or prosecute Retained Actions and the Singer Creditor Trust, in the exercise of its business judgment, shall determine whether to enforce or prosecute Trust Claims.

(c) The Reorganized Debtors and the Singer Creditor Trust shall be entitled to pursue their respective claims against persons allegedly liable both to the Reorganized Debtors in respect of a Retained Action and to the Singer Creditor Trust in respect of a Trust Claim (any such person, a "Common Defendant"). The Reorganized Debtors and the Singer Creditor Trust may, but shall be under no obligation to, enter into arrangements for the joint prosecution of their respective claims, the sharing of litigation costs and/or recoveries and any other arrangements that are mutually acceptable to each such party. Neither the Reorganized Debtors nor the Singer Creditor Trust shall have the right to release a Common Defendant (or any other entity) from the claims of the other.

7.18 Cancellation of Existing Securities and Agreements. On the Effective Date, except as otherwise provided for in this Plan, (a) the Existing Securities and any other note, bond, indenture, or other instrument or document evidencing or creating any indebtedness or obligation of the Debtors, except such notes or other instruments evidencing indebtedness or obligations of the Debtors that are Reinstated under the Plan, shall be cancelled, and (b) the obligations of, and/or Claims against, the Debtors under, relating or pertaining to any agreements, indentures or certificates of designations governing the Existing Securities and any other note, bond, indenture or other instrument or document evidencing or creating any indebtedness or obligation of the Debtors, except such notes or other instruments evidencing indebtedness or obligations of the Debtors that are Reinstated under the Plan, as the case may be, shall be released and discharged; *provided, however*, that each indenture or other agreement that governs the rights of the Claim holder and that is administered by an indenture trustee, an agent or a servicer shall continue in effect solely for the purposes of allowing such indenture trustee, agent or servicer to make the distributions to be made on account of such Claims under the Plan as provided in Article IX of the Plan and with respect to rights solely between the Claim holders and the respective indenture trustees, agents or servicers (such as an indenture trustee charging liens); *provided, further*, that the provisions of this proviso shall not affect the discharge of the Reorganized Debtors' liabilities under the Bankruptcy Code and the Confirmation Order or result in any expense or liability to the Reorganized Debtors.

7.19 Exclusivity Period. The Debtors shall retain the exclusive right to amend or modify the Plan (subject to the provisions of Section 16.2 of this Plan), and to solicit acceptances of any amendments to or modifications of the Plan, through and until the Effective Date.

7.20 Effectuating Documents; Further Transactions. The Chief Executive Officer or any other executive officer of Reorganized Singer, shall be authorized to execute, deliver, file or record such contracts, instruments, releases, indentures and other agreements or documents, and take such actions as may be necessary or appropriate to effectuate and further evidence the terms and conditions of the Plan. The secretary or assistant secretary of Singer shall be authorized to certify or attest to any of the foregoing actions.

7.21 Singer U.S. On the Effective Date, Reorganized Singer or any Affiliate designated by Reorganized Singer shall enter into the Singer U.S. License, Distribution and Management Agreement with Reorganized Singer U.S.

ARTICLE VIII

UNEXPIRED LEASES AND EXECUTORY CONTRACTS

8.1 Rejected Contracts and Leases. Each executory contract and unexpired lease to which any of the Debtors is a party shall be deemed automatically rejected as of the Effective Date or such earlier date as such Debtor has unequivocally terminated the performance under such lease or contract, unless such executory contract or unexpired lease (a) shall have been previously rejected by a Debtor, (b) is the subject of a motion to assume filed on or before the Confirmation Date, or (c) is listed on the schedule of assumed contracts and leases annexed as Plan Schedule 8.2. The executory contracts and unexpired leases to be rejected shall include, but shall not be limited to, the executory contracts and unexpired leases set forth on Plan Schedule 8.1. The Confirmation Order shall constitute an order of the Bankruptcy Court approving such rejection, pursuant to section 365(b)(1) of the Bankruptcy Code and, to the extent applicable, section 365(b)(3) of the Bankruptcy Code, as of the Effective Date.

8.2 Assumed Contracts and Leases. Except with respect to executory contracts and unexpired leases that have previously been assumed or are the subject of a motion to assume which was filed on or before the Confirmation Date, all executory contracts and unexpired leases specifically listed on the schedule of assumed executory contracts and unexpired leases annexed as Plan Schedule 8.2, shall be deemed automatically assumed by the applicable Debtor as of the Effective Date. Any executory contracts and unexpired leases assumed by Singer pursuant to this Section 8.2 or pursuant to any order of the Bankruptcy Court during the Chapter 11 Cases shall be deemed assigned to Reorganized Singer on the Effective Date. The Confirmation Order shall constitute an order of the Bankruptcy Court approving such assumption, pursuant to section 365 of the Bankruptcy Code. The Debtors reserve the right to file a motion on or before the Confirmation Date to assume or reject any executory contract or unexpired lease.

Each executory contract and unexpired lease that is assumed and relates to the use, ability to acquire or occupancy of real property shall include (a) all modifications, amendments, supplements, restatements or other agreements made directly or indirectly by any agreement, instrument or other document that in any manner affect such executory contract or unexpired lease and (b) all executory contracts or unexpired leases appurtenant to the premises, including all easements, licenses, permits, rights, privileges, immunities, options, rights of first refusal, powers, uses, reciprocal easement agreements and any other interests in real estate or rights in rem related to such premises, unless any of the foregoing agreements has been rejected pursuant to a Final Order of the Bankruptcy Court or is otherwise rejected as a part of this Plan.

8.3 Miscellaneous.

(a) Any executory contract or unexpired lease to which a Debtor is a party and which is not listed on Plan Schedule 8.1 or Plan Schedule 8.2 shall be rejected pursuant to Section 8.1 of this Plan.

(b) Notwithstanding any other provision of this Plan, each of the Debtors shall retain the right to, at any time prior to the Effective Date, modify or supplement Plan Schedule 8.1 and Plan Schedule 8.2, including, without limitation, the right to add any executory contract or unexpired lease to, or delete any executory contract or unexpired lease from, Plan Schedule 8.1 or Plan Schedule 8.2.

(c) Listing an executory contract or unexpired lease on Plan Schedule 8.1 or Plan Schedule 8.2 shall not constitute an admission by any of the Debtors or the Reorganized Debtors that such contract or lease (including any related agreements that may exist) is an executory contract or unexpired lease or that the applicable Debtor or Reorganized Debtor has any liability thereunder.

8.4 Payments Related to Assumption of Executory Contracts and Unexpired Leases. Any monetary amounts by which each executory contract and unexpired lease to be assumed under the Plan may be in default shall be satisfied, under section 365(b)(1) of the Bankruptcy Code by Cure. In the event of a dispute regarding (a) the nature or the amount of any Cure, (b) the ability of the applicable Reorganized Debtor or any assignee to provide "adequate assurance of future performance" (within the meaning of section 365 of the Bankruptcy Code) under the contract or lease to be assumed, or (c) any other matter pertaining to assumption, Cure shall occur following the entry of a Final Order resolving the dispute and approving the assumption and, as the case may be, assignment. To the extent the Debtor who is party to the unexpired lease or executory contract is to be merged or liquidated as a part of a Combining Transaction, the non-Debtor parties to such unexpired lease or executory contract shall, upon assumption as contemplated herein, be deemed to have consented to the assignment of such unexpired lease or executory contract to the Reorganized Debtor that is the surviving entity after such Combining Transaction.

8.5 Rejection Damages Bar Date. If the rejection by a Debtor, pursuant to the Plan or otherwise, of an executory contract or unexpired lease results in a Claim, then such Claim shall be forever barred and shall not be enforceable against any Debtor or Reorganized Debtor or the properties of any of them unless a proof of claim is filed with the clerk of the Bankruptcy Court and served upon counsel to the Debtors, counsel to the Creditors' Committee, if prior to the Effective Date and counsel to the Trustee, if after the Effective Date, within thirty (30) days after service of the earlier of (a) notice of the Confirmation Order, or (b) other notice that the executory contract or unexpired lease has been rejected.

ARTICLE IX

PROVISIONS GOVERNING DISTRIBUTIONS

9.1 **Time of Distributions.** Except as otherwise provided for herein or ordered by the Bankruptcy Court, distributions under the Plan on account of an Allowed Claim shall be made on the later to occur of (a) the Effective Date (or as soon thereafter as is practicable) or (b) when such Claim becomes an Allowed Claim, or as otherwise provided by this Plan.

9.2 **Interest on Claims.** Unless otherwise specifically provided for in the Plan, the Confirmation Order, or required by applicable bankruptcy law, postpetition interest shall not accrue or be paid on Claims, and no Claim holder shall be entitled to interest accruing on or after the Petition Date on any Claim. Interest shall not accrue or be paid upon any Disputed Claim in respect of the period from the Petition Date to the date a final distribution is made thereon if and after such Disputed Claim becomes an Allowed Claim.

9.3 **Disbursing Agent.** Subject to the provisions of Section 7.5 of this Plan, the Disbursing Agent shall make all distributions required under this Plan, except that the Trustee will make all distributions to the holders of Claims in Class SNV-4 and the PBGC Distribution Claim from the Singer Creditor Trust. The Disbursing Agent shall reasonably cooperate with the Trustee and any indenture trustee who will be making distributions in accordance with this Plan.

9.4 **Surrender of Securities or Instruments.**

(a) On or before the date that distributions are first made by the Singer Creditor Trust, each holder of an instrument evidencing a Claim on account of Prepetition Singer Notes (a "Certificate") shall surrender such Certificate to the Trustee, or, with respect to indebtedness that is governed by an indenture or other agreement, the respective indenture trustee, agent or servicer, as the case may be, and such Certificate shall be cancelled. No distribution of property hereunder shall be made to or on behalf of any such Claim holder unless and until such Certificate is received by the Trustee or the respective indenture trustee, agent or servicer, as the case may be, or the unavailability of such Certificate is reasonably established to the satisfaction of the Trustee or the respective indenture trustee, agent or servicer, as the case may be. Any such Claim holder who fails to surrender or cause to be surrendered such Certificate or fails to execute and deliver an affidavit of loss and indemnity reasonably satisfactory to the Trustee or the respective indenture trustee, agent or servicer, as the case may be, prior to the first (1st) anniversary of the Effective Date, shall be deemed to have forfeited all rights and Claims in respect of such Certificate and shall not participate in any distribution hereunder, and all property in respect of such forfeited distribution, including interest accrued thereon, shall revert to the Singer Creditor Trust notwithstanding any federal or state escheat laws to the contrary.

(b) On or before the date that distributions are first made by the Disbursing Agent with respect to holders of Allowed Claims in Class SBrazil-4, each holder of an instrument evidencing a Claim on account of a Brazil Prepetition Unsecured Note (a "Brazil Certificate") shall surrender such Brazil Certificate to the Disbursing Agent and such Certificate shall be cancelled. In addition, no distribution of property to holders of Claims in Class SBrazil-4 shall be made to or on behalf of any such Claim holder unless and until (i) such Brazil Certificate is received by the Disbursing Agent or the unavailability of such Brazil Certificate is reasonably established to the satisfaction of the Disbursing Agent and (ii) the holder of such Claim executes the Brazil Release Documentation. Any such Claim holder who fails to surrender or cause to be surrendered such Brazil Certificate or fails to execute and deliver the Brazil Release Documentation prior to the Effective Date, shall be deemed to have forfeited all rights and Claims in respect of such Brazil Certificate and shall not participate in any distribution hereunder, and all property in respect of such forfeited distribution, including interest accrued thereon, shall revert to Singer Brazil.

9.5 **Instructions to Trustee.** Prior to any distribution on account of any Prepetition Singer Notes, the indenture trustee, agent or servicer of the Prepetition Singer Notes shall (a) inform the Trustee as to the amount of properly surrendered Prepetition Singer Notes and (b) instruct the Trustee, in a form and manner that the Trustee reasonably determines to be acceptable, of the names of such Allowed Class SNV-4 Claim holders who have properly surrendered Prepetition Singer Notes and denominations of Prepetition Singer Notes properly surrendered.

9.6 **Services of Indenture Trustees, Agents and Servicers.** The services, with respect to consummation of the Plan, of indenture trustees, agents and servicers under indentures and other agreements that govern the rights of Claim holders, shall be as set forth elsewhere in this Plan. Notwithstanding the foregoing, the Singer Creditor Trust shall reimburse any indenture trustee, agent or servicer for reasonable and necessary services performed by them as contemplated in this Plan.

9.7 Record Date for Distributions to Holders of Prepetition Singer Notes and the Brazil Prepetition Notes. At the close of business on the Record Date, the transfer ledgers of the indenture trustees, agents and servicers of the Prepetition Singer Notes and the Brazil Prepetition Notes shall be closed, and there shall be no further changes in the record holders of the Prepetition Singer Notes and the Brazil Prepetition Notes. The Reorganized Debtors and the indenture trustees, agents and servicers for such Prepetition Singer Notes and the Brazil Prepetition Notes and the Trustee and the Disbursing Agent shall have no obligation to recognize any transfer of such Prepetition Singer Notes or the Brazil Prepetition Notes occurring after the Record Date. The Reorganized Debtors and the indenture trustees, agents and servicers for such Prepetition Singer Notes and the Brazil Prepetition Notes and the Trustee and the Disbursing Agent shall be entitled instead to recognize and deal for all purposes hereunder with only those record holders stated on the transfer ledgers as of the close of business on the Record Date.

9.8 Claims Administration Responsibility. Subject to the provisions of Sections 7.2, 7.5, 11.2, 11.3 and 11.7 of this Plan, each Reorganized Debtor will retain responsibility for administering, disputing, objecting to, compromising or otherwise resolving and making distributions on account of the respective Claims of each Debtor.

9.9 Delivery of Distributions. Distributions to Allowed Claim holders shall be made by the Trustee, the Disbursing Agent or the appropriate indenture trustee, agent or servicer, as the case may be, (a) at the addresses set forth on the proofs of claim filed by such Claim holders (or at the last known addresses of such Claim holders if no proof of claim is filed or if the Debtors have been notified of a change of address), (b) at the addresses set forth in any written notices of address changes delivered to the Disbursing Agent after the date of any related proof of claim, (c) at the addresses reflected in the Schedules if no proof of claim has been filed and the Trustee or the Disbursing Agent, as the case may be, has not received a written notice of a change of address, or (d) in the case of a Claim holder whose Claim is governed by an indenture or other agreement and is administered by an indenture trustee, agent or servicer, at the addresses contained in the official records of such indenture trustee, agent or servicer. Distributions made to holders of Claims by an indenture trustee, agent or servicer shall be subject to the rights of any such indenture trustee, agent or servicer with respect to Class SNV-4 Claims under the applicable indenture or similar contract or agreement to enforce any charging liens thereunder. If any Claim holder's distribution is returned as undeliverable, no further distributions to such Claim holder shall be made unless and until the Trustee, the Disbursing Agent or the appropriate indenture trustee, agent or servicer is notified of such Claim holder's then current address, at which time all missed distributions shall be made to such Claim holder without interest. Amounts in respect of undeliverable distributions shall be returned to (x) the Singer Creditor Trust with respect to distributions made by the Trustee or any indenture trustee, agent or servicer with respect to Class SNV-4 Claims and (y) the applicable Reorganized Debtor with respect to distributions made by the Disbursing Agent, until such distributions are claimed. All claims for undeliverable distributions shall be made on or before the first (1st) anniversary of the Effective Date. After such date, all unclaimed property relating to distributions to be made to Class SNV-4 Claim holders shall revert to the Singer Creditor Trust and all the other unclaimed property shall revert to the applicable Reorganized Debtor. Upon such reversion, the claim of any Claim holder or successor to such Claim holder with respect to such property shall be discharged and forever barred notwithstanding any federal or state escheat laws to the contrary.

9.10 Procedures for Treating and Resolving Disputed and Contingent Claims.

(a) *No Distributions Pending Allowance.* Except as set forth in Section 9.10(d) of this Plan, no payments or distributions will be made with respect to all or any portion of a Disputed Claim unless and until all objections to such Disputed Claim have been settled or withdrawn or have been determined by a Final Order, and the Disputed Claim has become an Allowed Claim. All objections to Claims must be filed on or before the Claims Objection Deadline.

(b) *General Distribution Reserves.* The Trustee shall withhold the Singer Distribution Reserve from the property to be distributed to holders of Claims in Class SNV-4 and the PBGC Distribution Claim under the Plan based upon the Face Amount of such Claims as directed by Reorganized Singer. The Disbursing Agent shall withhold the Singer U.S. Distribution Reserve from the property to be distributed to holders of Claims in Classes SUS-5 under the Plan based upon the Face Amount of such Claims. The applicable Reorganized Debtor or the Disbursing Agent (at the direction of the applicable Reorganized Debtor), as the case may be, may request estimation for any Class SNV-4 or Class SUS-5 Disputed Claim that is contingent or unliquidated, and the Trustee or the applicable Reorganized Debtors, as the case may be, will withhold the applicable distribution reserve based upon the estimated amount of each such Claim as estimated by the Bankruptcy Court. If the applicable Reorganized Debtor elects not to request such an estimation from the Bankruptcy Court with respect to a Disputed Claim that is contingent or unliquidated, the Trustee or the Disbursing Agent, as the case may be, will withhold the applicable distribution reserve based upon the good faith estimate of the applicable Reorganized Debtor of such Claim. The Trustee or the

Disbursing Agent, as the case may be, will also place in the applicable distribution reserve any dividends, payments or other distributions made on account of, as well as any obligations arising from, the property withheld as the applicable distribution reserve, to the extent that such property continues to be withheld as the applicable distribution reserve at the time such distributions are made or such obligations arise. If practicable, the Trustee or Disbursing Agent, as the case may be, will invest any Cash that is withheld as the applicable distribution reserve in a manner that will yield a reasonable net return, taking into account the safety of the investment. Nothing in this Plan or the Disclosure Statement shall be deemed to entitle the holder of a Disputed Claim to postpetition interest on such Claim.

(c) *Distributions After Allowance.*

(i) Payments and distributions from the Singer Distribution Reserve to each holder of a Disputed Claim in Class SNV-4, to the extent that it ultimately becomes an Allowed Claim, will be made in accordance with provisions of the Plan that govern Class SNV-4 Claim holders. On the next Quarterly Distribution Date after the date when the order or judgment of the Bankruptcy Court allowing all or part of a Disputed Claim becomes a Final Order, the Trustee will (x) distribute to the holder(s) of Disputed Claims that have become Allowed and (y) distribute to the holders of previously Allowed Claims, any property in the Singer Distribution Reserve that would have been distributed to such Claim holders on the dates distributions previously were made to holders of Allowed Claims in Class SNV-4 had the Disputed Claims that have become Allowed Claims been Allowed Claims on such dates. After a Final Order has been entered, or other final resolution has been reached with respect to all Class SNV-4 Disputed Claims, any remaining property held in the Singer Distribution Reserve will be distributed Pro Rata to holders of Allowed Claims in Class SNV-4 and the PBGC Distribution Claim. All distributions made under this Section of the Plan on account of an Allowed Claim will be made together with any dividends, payments or other distributions made on account of, as well as any obligations arising from, the distributed property as if such Allowed Claim had been an Allowed Claim on the dates distributions were previously made to holders of Allowed Claims in Class SNV-4 and the PBGC Distribution Claim.

(ii) Payments and distributions from the Singer U.S. Distribution Reserve to each holder of a Disputed Claim in Class SUS-5, to the extent that it ultimately becomes an Allowed Claim, will be made in accordance with provisions of the Plan that govern Class SUS-5 Claim holders. On the next Quarterly Distribution Date after the date when the order or judgment of the Bankruptcy Court allowing all or part of such Claim becomes a Final Order, the Disbursing Agent will distribute to the Claim holder any property in the Singer U.S. Distribution Reserve that would have been distributed on the dates distributions previously were made to holders of Allowed Claims in Class SUS-5 had such Allowed Claim been an Allowed Claim on such dates. After a Final Order has been entered, or other final resolution has been reached with respect to all Class SUS-5 Disputed Claims, any remaining property held in the Singer U.S. Distribution Reserve will be distributed Pro Rata to holders of Allowed Claims in Class SUS-5. All distributions made under this Section of the Plan on account of an Allowed Claim will be made together with any dividends, payments or other distributions made on account of, as well as any obligations arising from, the distributed property as if such Allowed Claim had been an Allowed Claim on the dates distributions were previously made to holders of Allowed Claims in Class SUS-5.

(d) *Partial Distributions.* Notwithstanding any other provision of this Plan or the documents referred to by this Plan, the Trust Advisory Board shall direct the Trustee, and the Board of Directors of Reorganized Singer U.S. shall direct the Disbursing Agent, to make partial distributions to all of the holders of Disputed Claims in Classes SNV-4 and SUS-5, respectively, based on the distributions which such holders would otherwise be entitled to receive based on the undisputed portions of such Claims if their Claims had not been objected to, if any. Notwithstanding the foregoing, the Trust Advisory Board may not authorize or direct the Trustee to pay any distribution to entities who may be liable to the Singer Creditor Trust with respect to a Trust Claim or to a Reorganized Debtor with respect to a Retained Action, which Disputed Claim may be paid, if at all, only after the holder of such Claim has discharged its liability to the Singer Creditor Trust on account of the Trust Claim, and to the applicable Reorganized Debtor on account of the Retained Action, by settlement or otherwise.

9.11 Fractional Securities Any other provision of the Plan notwithstanding, payments of fractions of shares of New Common Stock or New Singer U.S. Common Stock shall not be made. Whenever any payment of a fraction of a share of New Common Stock or New Singer U.S. Common Stock under the Plan would otherwise be called for, the actual payment made shall reflect a rounding of such fraction to the nearest whole share (up or down), with half shares being rounded down.

ARTICLE X

ALLOWANCE AND PAYMENT OF CERTAIN ADMINISTRATIVE CLAIMS

10.1 DIP Facility Claim. On the Effective Date, Nova Scotia shall enter into the Exit Financing Facility in full satisfaction, release and discharge of $55 million of DIP Facility Claims. The remaining obligations of the Debtors under the DIP Facility shall be paid in full on the Effective Date by Singer and/or any other Debtor designated by Singer in Cash or otherwise satisfied in a manner acceptable to Nova Scotia on the Effective Date. Upon compliance with the foregoing, all liens and security interests granted to secure the DIP Facility Claims shall be deemed cancelled and shall be of no further force and effect.

10.2 Professional Claims.

(a) Subject to the Holdback Amount, on the Effective Date, the Debtors shall pay all amounts owing to Professionals for all outstanding amounts relating to prior periods through the Effective Date; *provided, however*, that the Professionals shall prepare a regular monthly fee statement and shall be paid in the manner set forth in the Professionals Fee Order up to the Effective Date. Professionals shall estimate fees and expenses due for periods that have not been billed as of the Effective Date. Within forty-five (45) days after the Effective Date, any Professional receiving payment for the estimated period shall submit a detailed invoice covering such period in the manner and providing the detail as set forth in the Professionals Fee Order.

(b) The Disbursing Agent shall maintain the Holdback Escrow Account. On the Effective Date, the Debtors shall pay the Disbursing Agent in order to fund the Holdback Escrow Account, Cash equal to the aggregate Holdback Amount through the Effective Date. The remaining amount of Professional Claims owing to the Professionals shall be paid to such Professionals by the Disbursing Agent when Allowed by the Bankruptcy Court. When all Professional Claims have been paid in full, amounts remaining in the Holdback Escrow Account, if any, shall be paid to Reorganized Singer.

(c) All Professionals or other entities requesting compensation or reimbursement of expenses pursuant to sections 327, 328, 330, 331, 503(b) and 1103 of the Bankruptcy Code for services rendered before the Effective Date (including compensation for making a substantial contribution in any of the Chapter 11 Cases) shall file with the Bankruptcy Court and serve such applications on counsel for the Debtors, the Creditors' Committee, the U.S. Trustee and as otherwise required by the Bankruptcy Court and the Bankruptcy Code an application for final allowance of compensation and reimbursement of expenses no later than 45 days after the Effective Date. The Indenture Trustee for the Singer Prepetition Notes may apply for reimbursement of actual and necessary costs and expenses incurred during the Chapter 11 Cases (including reimbursement of fees and expenses of its Professionals) pursuant to section 503(b) of the Bankruptcy Code, and the Debtors shall not object to such application in an amount up to $500,000. Objections to applications of Professionals and other entities for compensation and reimbursement of expenses must be filed with the Bankruptcy Court no later than 65 days after the Effective Date. All compensation and reimbursement of expenses allowed by the Bankruptcy Court shall be paid ten (10) days after the entry of an Order allowing such fees and expenses, or as soon thereafter as practicable.

10.3 Other Administrative Claims. All other requests for payment of an Administrative Claim (other than as set forth in Section 10.2 of this Plan) must be filed with the Bankruptcy Court and served on counsel for the Debtors and counsel for the Trustee no later than forty-five (45) days after the Effective Date. Unless the Debtors object to an Administrative Claim within forty-five (45) Business Days after receipt, such Administrative Claim shall be deemed allowed in the amount requested. In the event that the Debtors object to an Administrative Claim, the Bankruptcy Court shall determine the Allowed amount of such Administrative Claim. Notwithstanding the foregoing, no request for payment of an Administrative Claim need be filed with respect to an Administrative Claim which is paid or payable by a Debtor in the ordinary course of business.

ARTICLE XI

SINGER CREDITOR TRUST

11.1 Appointment of Trustee.

(a) The Trustee for the Singer Creditor Trust shall be designated by the Creditors' Committee (in consultation with the Debtors). Specifically, the Creditors' Committee shall file a notice on a date that is not less than five (5) days prior to the Confirmation Hearing designating the Person who it has selected as Trustee and seeking approval of such designation. The Person designated as Trustee shall file an affidavit demonstrating that such Person is disinterested. If approved by the Bankruptcy Court, the Person so designated shall become the Trustee on the Effective Date.

(b) The Trustee shall have and perform all of the duties, responsibilities, rights and obligations set forth in the Trust Agreement.

11.2 Transfer of Trust Assets to the Singer Creditor Trust. On the Effective Date, the Debtors shall transfer and shall be deemed to have irrevocably transferred to the Singer Creditor Trust, for and on behalf of the beneficiaries of the Trust, with no reversionary interest in the Debtors, the Trust Assets (subject to the obligation of the Singer Creditor Trust to pay the Reimbursement Obligation as set forth in Section 11.6 of this Plan); *provided, however*, that nothing herein is intended to transfer all or any portion of any Retained Action to the Singer Creditor Trust. In addition, the Singer Creditor Trust shall, on the Effective Date, succeed to the rights of the Creditors' Committee with respect to the prosecution of timely filed objections to Intercompany Claims (if any) pursuant to Section 5.16(c) of this Plan.

11.3 The Singer Creditor Trust.

(a) Without any further action of the directors or shareholders of the Debtors, on the Effective Date, the Trust Agreement, substantially in the form of Exhibit E to this Plan, shall become effective. The Trustee shall accept the Singer Creditor Trust and sign the Trust Agreement on the Effective Date and the Singer Creditor Trust will then be deemed created and effective.

(b) The Trustee shall have full authority to take any steps necessary to administer the Trust Agreement, including, without limitation, the duty and obligation to liquidate Trust Assets, to make distributions therefrom to the holders of Allowed Claims in Class SNV-4 and the PBGC Distribution Claim and, if authorized by majority vote of those members of the Trust Advisory Board authorized to vote, to pursue and settle any other Trust Claims; *provided that* no Trust Claims against Akai or Retained Actions against Akai may be settled by the Trustee or the Reorganized Debtors, respectively, without the consent of the other, which shall not be unreasonably withheld. Upon such transfer (which, as stated above, shall occur on the Effective Date), the Debtors, the Disbursing Agent and the Reorganized Debtors shall have no other further rights or obligations with respect thereto.

(c) All costs and expenses associated with the administration of the Singer Creditor Trust, including those rights, obligations and duties described in Section 11.3(b) of this Plan, shall be the responsibility of and paid by the Singer Creditor Trust. Notwithstanding the foregoing, the Reorganized Debtors shall make available to the Trustee reasonable access during normal business hours, upon reasonable notice, to personnel and books and records of the Reorganized Debtors to representatives of the Singer Creditor Trust to enable the Trustee to perform the Trustee's tasks under the Trust Agreement and this Plan; *provided, however*, that the Reorganized Debtors will not be required to make expenditures in response to such requests determined by them to be unreasonable. The Reorganized Debtors shall not be entitled to compensation or reimbursement (including reimbursement for professional fees) with respect to fulfilling their obligations as set forth in this Section 11.3(c). The Bankruptcy Court retains jurisdiction to determine the reasonableness of either a request for assistance and/or a related expenditure. Any requests for assistance shall not interfere with the Reorganized Debtors' business operations.

(d) The Trustee may retain such law firms, accounting firms, experts, advisors, consultants, investigators, appraisers, auctioneers or other professionals as it may deem necessary (collectively, the "Trustee Professionals"), in its sole discretion, to aid in the performance of its responsibilities pursuant to the terms of this Plan including, without limitation, the liquidation and distribution of Trust Assets.

(e) For federal income tax purposes, it is intended that the Singer Creditor Trust be classified as a liquidating trust under section 301.7701-4 of the Procedure and Administration Regulations and that such trust is owned by its beneficiaries. Accordingly, for federal income tax purposes, it is intended that the beneficiaries be treated as if they had received a distribution of an undivided interest in the Trust Assets and then contributed such interests to the Singer Creditor Trust.

(f) The Trustee shall be responsible for filing all federal, state and local tax returns for the Singer Creditor Trust.

(g) The Trustee shall vote any shares of the New Common Stock not yet distributed by the Trustee, including those held in any reserves maintained by the Trustee in the same proportion as the shares of the New Common Stock outstanding are voted by the holders thereof.

11.4 The Trust Advisory Board.

(a) The Trust Advisory Board shall be comprised of at least three (3) and no more than five (5) members, each of which shall be designated by the Creditors' Committee. The Creditors' Committee shall give the Debtors written notice of the identities of such members and file such notice with the Bankruptcy Court on a date that is not less than five (5) days prior to the Confirmation Hearing; *provided, however*, that if the Creditors' Committee fails to file and give such notice, Singer shall designate the members of the Trust Advisory Board by announcing their identities at the Confirmation Hearing. The Trust Advisory Board shall adopt such bylaws as it may deem appropriate. The Trustee shall consult regularly with the Trust Advisory Board when carrying out the purpose and intent of the Singer Creditor Trust. Members of the Trust Advisory Board shall be entitled to compensation in accordance with the Trust Agreement and to reimbursement of the reasonable and necessary expenses incurred by them in carrying out the purpose of the Trust Advisory Board. Reimbursement of the reasonable and necessary expenses of the members of the Trust Advisory Board and their compensation to the extent provided for in the Trust Agreement shall be payable by the Singer Creditor Trust.

(b) In the case of an inability or unwillingness of any member of the Trust Advisory Board to serve, such member shall be replaced by designation of the remaining members of the Trust Advisory Board. If any position on the Trust Advisory Board remains vacant for more than thirty (30) days, such vacancy shall be filled within fifteen (15) days thereafter by the designation of the Trustee without the requirement of a vote by the other members of the Trust Advisory Board.

(c) Upon the certification by the Trustee that all Trust Assets have been distributed, abandoned or otherwise disposed of, the members of the Trust Advisory Board shall resign their positions, whereupon they shall be discharged from further duties and responsibilities.

(d) The Trust Advisory Board shall, by majority vote, approve all settlements of Trust Claims which the Trustee or any member of the Trust Advisory Board may propose, *provided, however*, that (i) no member of the Trust Advisory Board may cast a vote with respect to any Trust Claim to which it is a party; and (ii) the Trustee may seek Bankruptcy Court approval of a settlement of a Trust Claim if the Trust Advisory Board fails to act on a proposed settlement of such Trust Claim within thirty (30) days of receiving notice of such proposed settlement by the Trustee or as otherwise determined by the Trustee.

(e) The Trust Advisory Board may, by majority vote, authorize the Trustee to invest the corpus of the Trust in prudent investments other than those described in section 345 of the Bankruptcy Code.

(f) The Trust Advisory Board may remove the Trustee in its discretion. In the event the requisite approval is not obtained, the Trustee may be removed by the Bankruptcy Court for cause shown. In the event of the resignation or removal of the Trustee, the Trust Advisory Board shall, by majority vote, designate a person to serve as successor Trustee.

(g) Notwithstanding anything to the contrary in this Plan, neither the Trust Advisory Board or any of its members, designees, counsel, financial advisors or any duly designated agent or representatives of any such party shall be liable for the act, default or misconduct of any other member of the Trust Advisory Board, nor shall any member be liable for anything other than such member's own gross negligence or willful misconduct. The Trust Advisory Board may, in connection with the performance of its duties, and in its sole and absolute discretion, consult with its counsel, accountants or other professionals, and shall not be liable for anything done or omitted or suffered to be done in accordance with such advice or opinions. If the Trust

Advisory Board determines not to consult with its counsel, accountants or other professionals, it shall not be deemed to impose any liability on the Trust Advisory Board, or its members and/or designees.

(h) The Trust Advisory Board shall govern its proceedings through the adoption of by-laws, which the Trust Advisory Board may adopt by majority vote. No provision of such by-laws shall supersede any express provision of the Plan.

11.5 Funding of the Singer Creditor Trust.

(a) The Initial Deposit shall be funded by the Debtors or Reorganized Debtors by delivering to the Trustee $200,000 on the Effective Date. The Trustee shall use the Initial Deposit consistent with the purpose of the Singer Creditor Trust and subject to the terms and conditions of this Plan and the Trust Agreement.

(b) The Trustee shall be authorized, at the direction of the Trust Advisory Board, to direct Reorganized Singer to sell shares of the New Common Stock held in treasury in an amount sufficient to generate net proceeds in an aggregate amount not to exceed $2 million and to contribute the proceeds of such sale(s) to the Singer Creditor Trust. Reorganized Singer shall use best efforts to effectuate the sale(s) of such shares within a reasonable amount of time after receiving a written direction from the Trustee to do so, and such sale(s) may be accomplished by Reorganized Singer in any manner determined reasonable and appropriate by Reorganized Singer. In the event that Reorganized Singer sells shares of New Common Stock other than pursuant to a direction to do so by the Trustee, the first net proceeds generated by any such sale(s) (up to $1 million) shall be contributed by Reorganized Singer to the Singer Creditor Trust, subject to the limitations set forth in this paragraph. The Trustee shall use the proceeds from such sale(s) consistent with the purpose of the Singer Creditor Trust and subject to the terms and conditions of this Plan and the Trust Agreement. Notwithstanding anything herein to the contrary, the Trustee's authority to direct Reorganized Singer to sell shares of New Common Stock and contribute the proceeds thereof to the Singer Creditor Trust, or to receive proceeds of sales of New Common Stock by Reorganized Singer, shall terminate when the aggregate amount of Trust Recoveries reaches $2 million, on a gross basis, *not* net of Trust Expenses, reasonable and necessary expenses of the Trust Advisory Board, any disbursements made by the Trustee or the Singer Creditor Trust, or any distributions made by the Trustee to beneficiaries of the Singer Creditor Trust.

11.6 Reimbursement Obligation. Immediately upon receipt of any and all Trust Recoveries by the Singer Creditor Trust, the Trustee shall pay such Trust Recoveries to Reorganized Singer until such time as the Reimbursement Obligation is paid in full.

11.7 Distributions of Trust Assets.

(a) Except as provided in Sections 11.7(b), 11.7(c) and 11.7(d) of this Plan, the Trustee shall make distributions of Net Trust Recoveries as follows: *first*, to pay the Trust Expenses; *second*, to repay amounts, if any, borrowed by the Trustee in accordance with the Trust Agreement; and, *third*, Pro Rata to holders of Allowed Claims in Class SNV-4 and the PBGC Distribution Claim as required by this Plan. Distributions to holders of Allowed Claims in Class SNV-4 and the PBGC Distribution Claim by the Trustee of Net Trust Recoveries shall be made at least semi-annually beginning with a calendar quarter that is not later than the end of the second calendar quarter after the Effective Date; *provided*, *however*, that the Trustee shall not be required to make any such semi-annual distribution in the event that the aggregate proceeds and income available for distribution to such Claim holders is not sufficient, in the Trustee's discretion (after consultation with the Trust Advisory Board) to distribute monies to the holders of Allowed Claims in Class SNV-4 and the PBGC Distribution Claim. The Trustee will make continuing efforts to prosecute or settle the Trust Claims, make timely distributions, and not unduly prolong the duration of the Singer Creditor Trust. Notwithstanding anything in this Plan to the contrary, in the event Reorganized Singer determines that the distribution of New Common Stock to any Person would violate any securities or similar law of any foreign jurisdiction or would require the registration of the New Common Stock with a government or regulatory agency in any foreign jurisdiction, Reorganized Singer will instruct the Trustee not to distribute the New Common Stock that otherwise would be distributed to such Person, and Reorganized Singer shall liquidate such New Common Stock in the manner determined to be reasonable and appropriate under the circumstances by Reorganized Singer, within six (6) months of the date such distribution otherwise would have been made, and shall distribute the net proceeds of such liquidation to such person.

(b) *Distribution of New Common Stock to Foreign Jurisdiction Liquidating Debtors.* The Trustee shall establish the Liquidating Debtors' Stock Reserve Account and deposit into such account the New Common Stock to be distributed

to each Foreign Jurisdiction Liquidating Debtor based upon its respective Allowed Class SNV-4 Claims (including New Common Stock to be distributed after Disputed Claims are resolved pursuant to Section 9.10 of the Plan). The Trustee shall distribute such New Common Stock directly to the creditors of each such Foreign Jurisdiction Liquidating Debtor, at such times and in such respective amounts (based upon the Allowed Claims of such creditors against such Foreign Jurisdiction Liquidating Debtor), as directed by (i) the administrator or receiver appointed for a Foreign Jurisdiction Liquidation Debtor in its Foreign Liquidation Proceeding if commenced or (ii) New Singer Management Company if such Foreign Liquidation Proceeding has not yet been commenced.

(c) *Distribution of New Common Stock to Ongoing Singer Affiliates.* The Trustee shall establish the Ongoing Singer Affiliates' Stock Reserve Account and deposit into such account the New Common Stock to be distributed to the respective Ongoing Singer Affiliates based upon their Allowed Class SNV-4 Claims (including New Common Stock to be distributed after Disputed Claims are resolved pursuant to Section 9.10 of the Plan). The Trustee shall hold such New Common Stock in the Ongoing Singer Affiliates' Reserve Account until such time that Reorganized Singer, in an exercise of its reasonable business judgment, directs the Trustee to sell or transfer all or a portion of such New Common Stock on behalf of one or more (including all) of the Ongoing Singer Affiliates; *provided, however*, that all of the Ongoing Singer Affiliates' New Common Stock shall be liquidated no later than the third (3rd) anniversary of the Effective Date. As soon as commercially practicable after any such direction from Reorganized Singer, the Trustee shall sell or transfer the New Common Stock held on behalf of such Ongoing Singer Affiliate(s), in amounts, and in the manner directed by Reorganized Singer. Upon the sale or transfer of any portion of the New Common Stock held for an Ongoing Singer Affiliate, the Trustee shall distribute the proceeds resulting from such sale or transfer to such Ongoing Singer Affiliate.

(d) *Provisions With Respect To Intercompany Claims of Holding Company Debtors And Non-Debtors That Are Holding Companies Against Singer and Related Matters.* Notwithstanding anything herein to the contrary, as additional consideration to be provided to non-insider creditors of Singer, Holding Company Debtors and non-Debtor Affiliates that are holding companies that do not have any material creditors shall agree not to participate in distributions of Trust Assets, and all such distributions instead shall be made Pro Rata to the other beneficiaries of the Singer Creditor Trust. In addition, any distribution of New Common Stock from the Singer Creditor Trust that is ultimately received by Singer as a result of distributions to creditors under the Plan, shall be contributed by Singer to the Singer Creditor Trust (other than as a result of the Singer Turkey Restructuring Transaction and transactions involving Singer Export) .

ARTICLE XII

EFFECT OF THE PLAN ON CLAIMS AND INTERESTS

12.1 Revesting of Assets. Except as otherwise provided in this Plan, on the Effective Date all property comprising the Estate of each Debtor shall revest in the relevant Debtor, or its successor as a result of a Combining Transaction, free and clear of all Claims, liens, charges, encumbrances and Interests of creditors and equity security holders (other than as expressly provided herein, including the liens and claims under the Exit Financing Facility). As of the Effective Date, subject to Section 12.3 of this Plan, each Reorganized Debtor may operate its business and use, acquire and dispose of property and settle and compromise claims or interests without supervision or approval of the Bankruptcy Court free of any restrictions of the Bankruptcy Code or Bankruptcy Rules, other than those restrictions expressly imposed by the Plan and Confirmation Order.

12.2 Discharge of the Debtors.

(a) Pursuant to section 1141(d) of the Bankruptcy Code, other than with respect to the Foreign Jurisdiction Liquidating Debtors, Signer Furniture and the No Asset Liquidating Debtors, and except as otherwise specifically provided in this Plan or in the Confirmation Order, the distributions and rights that are provided in this Plan shall be in complete satisfaction, discharge and release, effective as of the Confirmation Date (but subject to the occurrence of the Effective Date), of Claims and Causes of Action, whether known or unknown, against, liabilities of, liens on, obligations of and Interests in the Debtors or the Reorganized Debtors or any of their assets or properties, regardless of whether any property shall have been distributed or retained pursuant to the Plan on account of such Claims, including, but not limited to, demands and liabilities that arose before the Confirmation Date, any liability (including withdrawal liability) to the extent such Claims relate to services performed by employees of the Debtors prior to the Petition Date and that arise from a termination of employment or a termination of any employee or retiree benefit program regardless of whether such termination occurred prior to or after the Confirmation Date, and

all debts of the kind specified in sections 502(g), 502(h) or 502(i) of the Bankruptcy Code, whether or not (i) a proof of claim based upon such debt is filed or deemed filed under section 501 of the Bankruptcy Code, (ii) a Claim based upon such debt is Allowed under section 502 of the Bankruptcy Code, or (iii) the Claim holder of such a Claim accepted the Plan. The Confirmation Order shall be a judicial determination of the discharge of all liabilities of the Debtors, subject to the Effective Date occurring.

(b) Pursuant to section 1141(d)(3) of the Bankruptcy Code, entry of the Confirmation Order will not discharge Claims or Causes of Action against Singer Furniture, the Foreign Jurisdiction Liquidating Debtors or the No Asset Liquidating Debtors; *provided however*, that no holder of a Claim against any Foreign Jurisdiction Liquidating Debtor, Singer Furniture or No Asset Liquidating Debtor may, on account of such Claim, seek or receive any payment or other distribution from, or seek recourse against, any of such Debtors or their respective property, except as expressly provided in this Plan.

12.3 Compromises and Settlements.

(a) Pursuant to Bankruptcy Rule 9019(a), the Debtors may compromise and settle various Claims against them and claims that they have against other Persons. The Debtors expressly reserve the right (with Bankruptcy Court approval, following appropriate notice and opportunity for a hearing) to compromise and settle Claims against them and claims that they may have against other Persons up to and including the Effective Date. Except as provided in Section 12.3(b) of this Plan, after the Effective Date, the Reorganized Debtors may compromise and settle any Claims against them and claims they may have against other Persons without approval from the Bankruptcy Court.

(b) Reorganized Singer shall provide counsel to the Trust Advisory Board with written notice by overnight delivery service or facsimile transmission of each Disputed Claim in Class SNV-4 proposed to be settled or compromised, other than such settlements or compromises that fall within the parameters of settlement guidelines to be agreed to by the Debtors and the Creditors' Committee and filed prior to the Exhibit Filing Date. Within 15 days after receipt of such notice, the Trust Advisory Board will provide Reorganized Singer with written notice of any such settlements or compromises with which it does not concur. If Reorganized Singer and the Trust Advisory Board cannot reach an agreement with respect to any settlement or compromise, the Trust Advisory Board will be permitted to file with the Bankruptcy Court and serve an objection to the reasonableness of such proposed settlement or compromise within 10 business days of the expiration of the initial 15 day period set forth in the preceding sentence, with the reasonableness of such settlement or compromise to be determined by the Bankruptcy Court. If the Trust Advisory Board does not provide a written notice and file and serve an objection as specified herein with respect to any particular proposed settlement or compromise, then Reorganized Singer may consummate such settlement or compromise without any approval of the Bankruptcy Court or the Trust Advisory Board. Reorganized Singer and the Trust Advisory Board may modify the foregoing procedures by a writing executed by both parties.

12.4 Setoffs. Each Debtor may, but shall not be required to, set off against any Claim, and the payments or other distributions to be made pursuant to the Plan in respect of such Claim, claims of any nature whatsoever that such Debtor may have against such Claim holder; but neither the failure to do so nor the allowance of any Claim hereunder shall constitute a waiver or release by a Debtor of any such claim that such Debtor may have against such Claim holder.

12.5 Satisfaction of Subordination Rights. All Claims against the Debtors and all rights and claims between or among Claim holders relating in any manner whatsoever to Claims against the Debtors, based upon any claimed subordination rights (if any), shall be deemed satisfied by the distributions under the Plan to Claim holders having such subordination rights, and such subordination rights shall be deemed waived, released, discharged and terminated as of the Effective Date. Distributions to the various Classes of Claims hereunder shall not be subject to levy, garnishment, attachment or like legal process by any Claim holder by reason of any claimed subordination rights or otherwise, so that each Claim holder shall have and receive the benefit of the distributions in the manner set forth in the Plan.

12.6 Exculpation and Limitation of Liability. Except as otherwise specifically provided in this Plan, the Debtors, the Reorganized Debtors, the Foreign Representatives, Nova Scotia in its capacity as lender to Singer under the DIP Facility and the Exit Financing Facility, the Creditors' Committee, the members of the Creditors' Committee in their representative capacity, any of such parties' respective present or former members, officers, directors, employees, advisors, attorneys, representatives, financial advisors, investment bankers or agents and any of such parties' successors and assigns, shall not have or incur, and are hereby released from, any claim, obligation, Cause of Action or liability to one another or to any holder of any Claim or Interest, or any other party in interest, or any of their respective agents, employees, representatives, financial advisors, attorneys or

affiliates, or any of their successors or assigns, for any act or omission in connection with, or arising out of the Debtors' Chapter 11 Cases, the pursuit of confirmation of the Plan, the consummation of the Plan, the administration of the Plan or the property to be distributed under the Plan, except for their gross negligence or willful misconduct, and in all respects shall be entitled to reasonably rely upon the advice of counsel with respect to their duties and responsibilities under the Plan.

Notwithstanding any other provision of this Plan, no Claim holder or Interest holder, or other party in interest, none of their respective agents, employees, representatives, financial advisors, attorneys or affiliates, and no successors or assigns of the foregoing, shall have any right of action against the Debtors, the Reorganized Debtors, the Foreign Representatives, Nova Scotia in its capacity as lender to Singer under the DIP Facility and the Exit Financing Facility, the Creditors' Committee, the members of the Creditors' Committee in their representative capacity, or any of such parties' respective present or former members, officers, directors, employees, advisors, attorneys, representatives, financial advisors, investment bankers or agents or such parties' successors and assigns, for any act or omission in connection with, relating to or arising out of the Chapter 11 Cases, the pursuit of confirmation of the Plan, the consummation of the Plan, the administration of the Plan or the property to be distributed under the Plan, except for their gross negligence or willful misconduct.

12.7 Indemnification Obligations. In satisfaction and compromise of the Indemnities' Indemnification Rights: (a) all Indemnification Rights except (i) all Indemnification Rights of an Indemnitee that is an officer, director, employee, agent or representative of a Debtor from and after the Effective Date and (ii) those based upon any act or omission arising out of or relating to any Indemnitee's service with, for or on behalf of a Debtor on or after the Petition Date (collectively, the "Continuing Indemnification Rights"), shall be released and discharged on and as of the Effective Date; *provided* that the Continuing Indemnification Rights shall remain in full force and effect on and after the Effective Date and shall not be modified, reduced, discharged or otherwise affected in any way by the Chapter 11 Cases, (b) the Debtors or the Reorganized Debtors, as the case may be, covenant to purchase and maintain D&O Insurance providing coverage for those Indemnities with Continuing Indemnification Rights for a period of two years after the Effective Date insuring such parties in respect of any claims, demands, suits, causes of action or proceedings against such Indemnities based upon any act or omission related to such Indemnitee's service with, for or on behalf of the Debtors in at least the scope and amount as currently maintained by the Debtors (the "Insurance Coverage"), and (c) the Debtors or the Reorganized Debtors, as the case may be, hereby indemnify Indemnities with Continuing Indemnification Rights and agree to pay for any deductible or retention amount that may be payable in connection with any claim covered by either under the foregoing Insurance Coverage or any prior similar policy.

12.8 Releases by Debtors and Debtors in Possession.

(a) Pursuant to section 1123(b)(3) of the Bankruptcy Code, effective as of the Effective Date, each Debtor, in its individual capacity and as a Debtor in Possession, for and on behalf of its Estate, shall release and discharge: (i) each current officer of each of the Debtors serving in such capacity as of the Confirmation Date and any such current officer that is a director of any Debtor in such Person's capacity as a director as identified in Plan Schedule 12.8(a)(i), (ii) agents, attorneys, accountants and investment bankers of the Debtors retained by order of the Bankruptcy Court in the Chapter 11 Cases, (iii) all members of the Creditors' Committee solely in their capacity as Creditors' Committee members, agents of or acting for the Creditors' Committee, including all professionals retained by the Creditors' Committee, (iv) the Foreign Representatives (each of such Persons referred to in the foregoing clauses (i), (ii), (iii) and (iv), a "Released Person") and (v) Nova Scotia for and from any and all (x) claims or Causes of Action existing as of the Effective Date in any manner arising from, based on or relating to, in whole or in part, the Debtors, the subject matter of, or the transactions or events giving rise to, any Claim or Interest that is treated in the Plan, the business or contractual arrangements between any Debtor or any Released Person, the restructuring of Claims and Interests prior to or in the Chapter 11 Cases, or any act, omission, occurrence or event in any manner related to any such Claims, Interest, restructuring or the Chapter 11 Cases and (y) Avoidance Actions.

(b) No provision of this Plan or of the Confirmation Order, including without limitation, any release or exculpation provision, shall modify, release or otherwise limit the liability of any Person not specifically released hereunder, including without limitation, any Person that is a co-obligor or joint tortfeasor of a Released Person or that otherwise is liable under theories of vicarious or other derivative liability.

(c) The Singer Creditor Trust, the Reorganized Debtors and any newly-formed entities that will be continuing the Debtors' businesses after the Effective Date shall be bound, to the same extent the Debtors are bound, by all of the releases set forth above.

12.9 Release by Holders of Claims and Interests. Each Person (excluding any of the Debtors) that votes to accept the Plan (each, a "Release Obligor"), shall have conclusively, absolutely, unconditionally, irrevocably and forever, released and discharged each Released Person from any claim or Cause of Action existing as of the Effective Date arising from, based on or relating to, in whole or in part, the subject matter of, or the transaction or event giving rise to, the Claim or Interest of such Release Obligor, and any act, omission, occurrence or event in any manner related to such subject matter, transaction or obligation; *provided, however,* that this Section 12.9 shall not release any Released Person from any Claim or Cause of Action existing as of the Effective Date, based on (x) the Internal Revenue Code or other domestic state, city or municipal tax code, (y) the environmental laws of the United States or any domestic state, city or municipality or (z) any criminal laws of the United States or any domestic state, city or municipality.

12.10 Injunction. The satisfaction, release and discharge pursuant to this Article XII of this Plan shall also act as an injunction against any Person commencing or continuing any action, employment of process, or act to collect, offset or recover any Claim or Cause of Action satisfied, released or discharged under this Plan to the fullest extent authorized or provided by the Bankruptcy Code, including, without limitation, to the extent provided for or authorized by sections 524 and 1141 thereof.

ARTICLE XIII

CONDITIONS PRECEDENT

13.1 Conditions to Confirmation. The following are conditions precedent to confirmation of the Plan that may be satisfied or waived in accordance with Section 13.3 of the Plan:

(a) The Bankruptcy Court shall have approved by Final Order a disclosure statement with respect to the Plan in form and substance reasonably acceptable to the Debtors and the Creditors' Committee.

(b) The Confirmation Order shall be in form and substance reasonably acceptable to the Debtors and the Creditors' Committee.

13.2 Conditions to the Effective Date. The following are conditions precedent to the occurrence of the Effective Date, each of which may be satisfied or waived in accordance with Section 13.3 of the Plan:

(a) Reorganized Singer shall have entered into the Exit Financing Facility and all conditions precedent to the consummation thereof shall have been waived or satisfied in accordance with the terms thereof.

(b) Reorganized Singer U.S. shall have entered into the New Singer U.S. Exit Financing Facility and all conditions precedent to the consummation thereof shall have been waived or satisfied in accordance with the terms thereof.

(c) The Debtors shall have Cash on hand sufficient to pay all Claims and to make any other payments required to be paid under this Plan by the Debtors on the Effective Date and to fund the Holdback Escrow Account.

(d) All transactions set forth in Sections 7.1(b) and 7.4 of this Plan shall have been entered into and all conditions precedent to the consummation thereof shall have been satisfied.

(e) The Sewing Salaried Employees Retirement Plan shall have been terminated pursuant to applicable regulations.

(f) The Confirmation Order shall be in form and substance acceptable to the Debtors and reasonably acceptable to the Creditors' Committee and shall have been entered by the Bankruptcy Court and shall be a Final Order, and no request for revocation of the Confirmation Order under section 1144 of the Bankruptcy Code shall have been made, or, if made, shall remain pending.

(g) Each Exhibit, Plan Schedule and documents or agreements to be executed in connection therewith shall be in form and substance reasonably acceptable to the Creditor's Committee.

13.3 Waiver of Conditions to Confirmation or Consummation. The conditions set forth in Sections 13.1 and 13.2 of the Plan may be waived, in whole or in part, by the Debtors in their sole discretion with the consent of the Creditor's Committee (such consent not to be unreasonably withheld) without notice to any other parties in interest or the Bankruptcy Court and without a hearing. The failure to satisfy or waive any condition to the Confirmation Date or the Effective Date may be asserted by the Debtors in their sole discretion regardless of the circumstances giving rise to the failure of such condition to be satisfied (including any action or inaction by the Debtors in their sole discretion). The failure of the Debtors in their sole discretion to exercise any of the foregoing rights shall not be deemed a waiver of any other rights, and each such right shall be deemed an ongoing right, which may be asserted at any time.

ARTICLE XIV

POST-EFFECTIVE DATE ADMINISTRATION

14.1 Continuance of Foreign Representatives.

(a) The Foreign Representatives shall continue in existence after the Effective Date, and, except as otherwise modified by this Article XIV, the provisions of the Foreign Representatives Order shall continue in full force and effect after the Effective Date. After the occurrence of the Effective Date, the Foreign Representatives, who shall continue to be represented by their counsel, Bingham Dana LLP, or such other counsel as they may reasonably select, shall continue to serve as the Bankruptcy Court's officially appointed representatives of the Reorganized Debtors and the Debtors' estates in foreign countries and as the Bankruptcy Court's emissaries to other courts or tribunals in order to seek to coordinate and harmonize the Debtors' or Reorganized Debtors' actions in the Chapter 11 Cases and under this Plan with any Foreign Liquidation Proceedings or any other foreign proceedings with respect to any of the Debtors or other Affiliates of Reorganized Singer. In connection therewith, the Foreign Representatives shall, among other things, work with the Reorganized Debtors and the Singer Creditor Trust (to the extent applicable) to establish International Protocols or agreements with courts or tribunals in foreign jurisdictions as may be necessary and appropriate to carry out the terms and provisions of this Plan and in accordance with the provisions of the Foreign Representatives Order. To assist with the establishment of such International Protocols and agreements, the Foreign Representatives may consult with and utilize, as the Foreign Representatives deem appropriate in their sole discretion, the Model Law on Cross-Border Insolvency originally published in 1997 by the United Nations Commission on International Trade Law ("UNCITRAL"), and such other model laws, statutes, conventions, court-approved protocols and other cross-border cooperation guidelines as may be of assistance under the circumstances.

(b) Notwithstanding anything herein or in the Foreign Representatives Order to the contrary, the Foreign Representatives' continuing duties and obligations as set forth herein or therein shall be owed only to, and be relied on and enforceable by, the Debtors, Reorganized Singer and the Bankruptcy Court. The Foreign Representatives shall not be liable for, and Reorganized Singer shall fully indemnify them for (including defense costs) and hold them harmless against, any claims, liabilities or causes of action asserted against them in any domestic or foreign court or administrative or arbitral body with respect to their conduct, acts and failures to act as Foreign Representatives, except to the extent of their gross negligence, willful misconduct or actual fraud. Without limiting the foregoing, the Foreign Representatives shall be entitled to limited judicial immunity to the same extent as that to which a trustee appointed under the Bankruptcy Code is entitled to such limited judicial immunity. No action may be brought against the Foreign Representatives in their capacity as such, whether in respect of the foregoing or otherwise, except within the exclusive jurisdiction of the Bankruptcy Court, and the automatic stay shall continue in effect to prohibit the commencement or continuation of any such actions in any forum other than the Bankruptcy Court.

14.2 Post-Effective Date Reporting Requirements.

(a) After the Effective Date, the Trustee and the Foreign Representatives each shall be required to submit quarterly status reports to the Bankruptcy Court and Reorganized Singer. Each such quarterly status report shall be due on the thirtieth (30th) day following the last day of any calendar quarter (or the next Business Day if the thirtieth day following the last day of any calendar quarter is not a Business Day). The submission of quarterly status reports by the Trustee and the Foreign Representatives, as the case may be, shall continue until such time as the assets of the Debtors' Estates are administered fully or the Bankruptcy Court determines on motion of the applicable party that such reports are no longer necessary.

(b) Each quarterly status report shall contain a comprehensive summary of all activity by the reporting party during the previous quarter, a summary of the professional fees sought and obtained in the prior quarter and,

(i) with respect to the Trustee's report, such report shall include a summary of cash receipts and disbursements of the Trustee, a summary of cash receipts and disbursements of the Singer Creditor Trust, a summary of the distribution of the New Common Stock and such other information as the Trustee deems appropriate for inclusion or as reasonably requested by the parties to whom such reports are to be submitted; and

(ii) with respect to the Foreign Representatives' report, such report shall also include, without limitation, a summary of the status of each Foreign Liquidation Proceeding and the disbursements and distributions made to creditors in such proceedings to the extent reasonably known by the Foreign Representatives, as well as any other information which the Foreign Representatives deem appropriate for inclusion or as reasonably requested by the parties to whom such reports are to be submitted, it being understood that the Foreign Representatives' reports shall be subject to the provisions of Section 14.2(b) of this Plan.

14.3 Post-Effective Date Compensation for the Trustee, Trustee's Professional's and Foreign Representatives. Subsequent to the Effective Date, the Trustee, Trustee's Professionals, Foreign Representatives and any professional retained by the Foreign Representatives shall be paid as described in this Section 14.3. On or before the last date of each month following the month for which compensation is sought, each such party shall serve a monthly statement upon Reorganized Singer, the Trustee and the Trust Advisory Board, as applicable. Each person receiving such statement will have fifteen days (15) days from the date such statement is received to review the statement and object to such statement by serving an objection setting forth the precise nature of the objection and the amount at issue on the parties listed above in this paragraph, as applicable. At the expiration of such fifteen (15) day period, the Singer Creditor Trust, in the case of the Trustee or any Trustee Professional, and Reorganized Singer in the case of the Foreign Representatives or any Professionals retained by the Foreign Representatives, shall promptly pay 100% of the amounts requested, except for the portion of such fees and disbursements to which an objection has been made. The parties shall attempt to consensually resolve objections, if any, to any monthly statement. In the event that the parties are unable to reach a consensual resolution of any such objection, the party who received an objection to its fees may seek payment of such fees by filing a motion with the Bankruptcy Court and providing notice to the parties listed above in this paragraph. Any professional who fails to submit a monthly statement shall be ineligible to receive further payment of fees and expenses as provided herein until such time as the monthly statement is submitted.

ARTICLE XV

RETENTION OF JURISDICTION

Pursuant to sections 105(a) and 1142 of the Bankruptcy Code, the Bankruptcy Court shall have exclusive jurisdiction of all matters arising out of, and related to, the Chapter 11 Cases and the Plan, including, among other things, the following matters:

(a) to hear and determine pending motions for the assumption or rejection of executory contracts or unexpired leases or the assumption and assignment, as the case may be, of executory contracts or unexpired leases to which any of the Debtors are a party or with respect to which any of the Debtors may be liable, and to hear and determine the allowance of Claims resulting therefrom including the amount of Cure, if any, required to be paid to such Claim holders;

(b) to adjudicate any and all adversary proceedings, applications and contested matters that may be commenced or maintained pursuant to the Chapter 11 Cases or the Plan, including, without limitation, any adversary proceeding or contested matter with respect to a Trust Claim, proceedings to adjudicate the allowance of Disputed Claims (which jurisdiction with respect to Disputed Claims against Foreign Jurisdiction Liquidating Debtors shall be co-extensive with Foreign Liquidation Proceedings and, if appropriate, subject to International Protocols) and all controversies and issues arising from or relating to any of the foregoing;

(c) to ensure that distributions to Allowed Claim holders are accomplished as provided herein;

(d) to hear and determine any and all objections to the allowance or estimation of Claims filed, both before and after the Confirmation Date, including any objections to the classification of any Claim or Interest, and to allow or disallow any Claim, in whole or in part (which jurisdiction with respect to Disputed Claims against Foreign Jurisdiction Liquidating Debtors shall be co-extensive with Foreign Liquidation Proceedings and, if appropriate, subject to International Protocols);

(e) to enter and implement such orders as may be appropriate if the Confirmation Order is for any reason stayed, revoked, modified and/or vacated;

(f) to issue orders in aid of execution, implementation or consummation of the Plan;

(g) to consider any modifications of the Plan with respect to any Debtor, to cure any defect or omission, or to reconcile any inconsistency in any order of the Bankruptcy Court, including, without limitation, the Confirmation Order;

(h) to hear and determine all matters involving claims or Causes of Action involving any of the Debtors or their property and Akai or Semi-Tech;

(i) to hear and determine all applications for allowance of compensation and reimbursement of Professional Claims under the Plan or under sections 330, 331, 503(b), 1103 and 1129(a)(4) of the Bankruptcy Code;

(j) to hear and determine all motions or objections regarding compensation and reimbursement of expenses made by the Trustee, the Foreign Representatives or any professionals retained by the Trustee or the Foreign Representatives pursuant to Section 14.3 of this Plan, including, without limitation, the ability of the Bankruptcy Court to enter an order to show cause and commence a hearing to examine any issue concerning the fees and expenses of the Trustee, the Foreign Representatives or any professionals retained by the Trustee or the Foreign Representatives;

(k) to determine requests for the payment of Claims entitled to priority under section 507(a)(1) of the Bankruptcy Code, including compensation of and reimbursement of expenses of parties entitled thereto;

(l) to hear and determine disputes arising in connection with the interpretation, implementation or enforcement of the Plan, including disputes arising under agreements, documents or instruments executed in connection with this Plan;

(m) to hear and determine all suits or adversary proceedings to recover assets of any of the Debtors and property of their Estates, wherever located;

(n) to hear and determine matters concerning state, local and federal taxes in accordance with sections 346, 505 and 1146 of the Bankruptcy Code;

(o) to hear any other matter not inconsistent with the Bankruptcy Code;

(p) to hear and determine all disputes involving the existence, nature or scope of the Debtors' discharge, including any dispute relating to any liability arising out of the termination of employment or the termination of any employee or retiree benefit program, regardless of whether such termination occurred prior to or after the Effective Date;

(q) to hear and determine disputes arising in connection with the interpretation, implementation or enforcement of the Singer Creditor Trust;

(r) to enter a final decree closing the Chapter 11 Cases;

(s) to enforce all orders previously entered by the Bankruptcy Court; and

(t) to hear and determine any Claims, liabilities or causes of action asserted against the Foreign Representatives, as more particularly set forth in Section 14.1(b) of this Plan.

Notwithstanding anything contained herein to the contrary, the Bankruptcy Court retains exclusive jurisdiction to hear and determine disputes concerning Retained Actions and Trust Claims and any motions to compromise or settle such disputes. Despite the foregoing, if the Bankruptcy Court is determined not to have jurisdiction with respect to the foregoing, or if Reorganized Singer or the Singer Creditor Trust chooses to pursue any Retained Action or Trust Claim (as applicable) in another court of competent jurisdiction, Reorganized Singer or the Singer Creditor Trust (as applicable) will have authority to bring such action in any other court of competent jurisdiction. Notwithstanding anything contained herein to the contrary (including the commencement of the Foreign Liquidation Proceedings), the Bankruptcy Court retains jurisdiction of matters arising out of, and related to, the Chapter 11 Cases of the Foreign Jurisdiction Liquidating Debtors.

ARTICLE XVI

MISCELLANEOUS PROVISIONS

16.1 Binding Effect. The Plan shall be binding upon and inure to the benefit of the Debtors, the Reorganized Debtors, all present and former Claim holders, all present and former Interest holders, other parties in interest and their respective successors and assigns.

16.2 Modification and Amendments. The Debtors may alter, amend or modify the Plan with respect to any Debtor or any Plan Schedules or Exhibits thereto under section 1127(a) of the Bankruptcy Code at any time prior to the Confirmation Hearing with the consent of the Creditors' Committee (such consent not to be unreasonably withheld), including without limitation to provide for any Reorganizing Debtor or non-Debtor to become a Foreign Jurisdiction Liquidating Debtor or to otherwise be liquidated, or the reorganization of any Debtor with respect to which the Plan provides for it to be liquidated, or as the result of foreign tax or securities law issues. After the Confirmation Date and prior to substantial consummation of the Plan with respect to any Debtor as defined in section 1101(2) of the Bankruptcy Code, any Debtor may, under section 1127(b) of the Bankruptcy Code, institute proceedings in the Bankruptcy Court to remedy any defect or omission or reconcile any inconsistencies in the Plan with respect to such Debtor, the Disclosure Statement or the Confirmation Order, and such matters as may be necessary to carry out the purposes and effects of the Plan, so long as such proceedings do not materially adversely affect the treatment of Claim holders or Interest holders under the Plan; *provided, however*, that prior notice of such proceedings shall be served in accordance with the Bankruptcy Rules or order of the Bankruptcy Court.

16.3 Withholding and Reporting Requirements. In connection with the Plan and all instruments issued in connection therewith and distributions thereon, the Debtors shall comply with all withholding and reporting requirements imposed by any federal, state, local or foreign taxing authority, and all distributions hereunder shall be subject to any such withholding and reporting requirements.

16.4 Committees. Effective on the Effective Date, the Creditors' Committee shall dissolve whereupon its members, professionals and agents shall be released from any further duties and responsibilities in the Chapter 11 Cases and under the Bankruptcy Code, except with respect to applications for Professional Claims and requests for compensation and reimbursement of expenses pursuant to section 503(b) of the Bankruptcy Code for making a substantial contribution in any of the Chapter 11 Cases. The Professionals retained by the Creditors' Committee and the members thereof shall not be entitled to compensation and reimbursement of expenses for services rendered after the Effective Date, except for services rendered in connection with any applications for allowance of compensation and reimbursement of expenses pending on the Effective Date or filed after the Effective Date pursuant to Section 10.2(c) of this Plan. The Professionals retained by the Creditors' Committee shall be paid for services rendered after the Effective Date contemplated in this Section 16.4, pursuant to Section 14.3 of this Plan.

16.5 Revocation, Withdrawal or Non-Consummation.

(a) *Right to Revoke or Withdraw.* Each of the Debtors reserves the right to revoke or withdraw the Plan with respect to such Debtor at any time prior to the Effective Date upon reasonable notice to the Creditor's Committee.

(b) *Effect of Withdrawal, Revocation or Non-Consummation.* If any of the Debtors revokes or withdraws the Plan as to such Debtor prior to the Effective Date, or if the Confirmation Date or the Effective Date does not occur, then the Plan, any settlement or compromise embodied in the Plan with respect to such Debtor or Debtors (including the fixing or limiting to an amount certain any Claim or Class of Claims with respect to such Debtor or Debtors), the assumption or rejection of

executory contracts or leases effected by the Plan with respect to such Debtor or Debtors, and any document or agreement executed pursuant to the Plan with respect to such Debtor or Debtors shall be null and void as to such Debtor or Debtors. In such event, nothing contained herein, and no acts taken in preparation for consummation of the Plan, shall be deemed to constitute a waiver or release of any Claims by or against such Debtor or Debtors or any other Person, to prejudice in any manner the rights of any such Debtor or Debtors or any Person in any further proceedings involving such Debtor or Debtors or to constitute an admission of any sort by the Debtors or any other Person.

16.6 Notices. Any notice required or permitted to be provided to the Debtors or the Creditors' Committee or the Trustee under the Plan shall be in writing and served by (a) certified mail, return receipt requested, (b) hand delivery, or (c) overnight delivery service, to be addressed as follows:

If to the Debtors:

The Singer Company N.V.
915 Broadway, 18th Floor
New York, New York 10017-7108
Attention: General Counsel

with a copy to:

Skadden, Arps, Slate, Meagher & Flom (Illinois)
333 West Wacker Drive, Suite 2100
Chicago, Illinois 60606-1285
Attention: John Wm. Butler, Jr., Esq.
Timothy R. Pohl, Esq.

If to the Creditors' Committee:

Otterbourg, Steindler, Houston & Rosen P.C.
230 Park Avenue
New York, New York 10169
Attention: William M. Silverman, Esq.
Glenn B. Rice, Esq.
Enid N. Stuart, Esq.

If to the Trustee or the Trust Advisory Board:

As designated in the Confirmation Order.

16.7 Term of Injunctions or Stays. Unless otherwise provided herein or in the Confirmation Order, all injunctions or stays provided for in the Chapter 11 Cases under sections 105 or 362 of the Bankruptcy Code or otherwise, and extant on the Confirmation Date, shall remain in full force and effect until the Effective Date.

16.8 Governing Law. Unless a rule of law or procedure is supplied by federal law (including the Bankruptcy Code and Bankruptcy Rules) or unless otherwise specifically stated, the laws of the State of New York shall govern the construction and implementation of the Plan, any agreements, documents and instruments executed in connection with the Plan, and corporate governance matters.

16.9 No Waiver or Estoppel. Each Claim holder or Interest holder shall be deemed to have waived any right to assert that its Claim or Interest should be Allowed in a certain amount, in a certain priority, secured or not subordinated by virtue of an agreement made with the Debtors and/or their counsel, the Creditors' Committee and/or its counsel, or any other party, if such agreement was not disclosed in the Plan, the Disclosure Statement or papers filed with the Bankruptcy Court.

Dated: New York, New York
June 22, 2000

Respectfully submitted,

THE SINGER COMPANY N.V. AND ITS SUBSIDIARIES AND AFFILIATES THAT ARE ALSO DEBTORS AND DEBTORS IN POSSESSION IN THE CHAPTER 11 CASES

By: /s/ Stephen H. Goodman
Stephen H. Goodman
President and Chief Executive Officer of
The Singer Company N.V.

SKADDEN, ARPS, SLATE, MEAGHER & FLOM (ILLINOIS)
333 West Wacker Drive
Chicago, Illinois 60606-1285

John Wm. Butler, Jr.
Timothy R. Pohl
Timothy P. Olson

- and -

SKADDEN, ARPS, SLATE, MEAGHER & FLOM LLP
Four Times Square
New York, New York 10036

By: /s/ John Wm. Butler, Jr.
John Wm. Butler, Jr.

ATTORNEYS FOR THE SINGER COMPANY N.V.
AND CERTAIN OF ITS SUBSIDIARIES AND AFFILIATES

(This page intentionally left blank)

FORM OF BRAZIL RELEASE DOCUMENTATION

Release

The undersigned holder of a promissory note or notes (the "Holder") issued by Singer do Brasil e Comercio Ltda ("Singer Brazil"), hereby grants this release ("Release") in favor of The Singer Company N.V. ("Singer"), Singer Brazil, and the other Releases (as defined below) as a condition precedent to the distribution to the Holder of the recovery to be provided pursuant to sections 5.5(a)(iv) and 5.16(b)(i) of the First Amended Joint Plan of Reorganization of the Singer Company N.V. and its Affiliated Debtors and Debtors in Possession dated June 22, 2000 (as subsequently modified or amended, the "Plan").

WHEREAS, the Holder has reviewed the Plan and the Disclosure Statement with respect thereto dated June 22, 2000 (the "Disclosure Statement");

WHEREAS, the Holder desires to receive and accept the treatment set forth for holders of promissory notes issued by Singer Brazil (collectively, the "Notes") in sections 5.5(a)(iv) and 5.16(b)(i) of the Plan;

WHEREAS, the Holder has agreed to accept the treatment of its claims against Singer Brazil and Singer as set forth in the Plan in full and final satisfaction of its claims against Singer and Singer Brazil arising under the Notes and any document, instrument or agreement executed in connection therewith;

WHEREAS, the Holder has agreed, as a condition to receiving the recovery provided under the Plan on account of its claims, to waive, release and discharge any and all claims or causes of action if may have, any nature whatsoever, against Singer, Singer Brazil, and the other Releases (as defined below) arising prior to the Effective Date of the Plan (as defined therein);

Therefore, in consideration of the provisions set forth in the Plan and set forth herein, the receipt and sufficiency of which is hereby acknowledged and accepted:

1. The Holder hereby represents and warrants that it is exclusively entitled (for its own account or for the account of other persons claiming through it) to the rights and economic benefits, as set forth herein, to one or more of (a) Promissory Note No. 6121301, dated December 13, 1996, in the principal amount of US$10.7 million, issued by Singer do Brasil Industria e Comercio Ltda and held by Deutsche Bank Luxembourg S.A. (the "Deutsche Note"), (b) Promissory Note No. 7032401, dated March 24, 1997, in the principal amount of US$10.7 million, issued by Singer Brazil and held by Merrill, Lynch, Pierce, Fenner & Smith, Inc. (the "Merrill Note"), and (c) certain of notes issued pursuant to that certain Medium Term Note Program between LTCB International Limited and Singer Brazil, as lead dealer and arranger, and issuer, respectively, in the aggregate principal amount of US$50 million, under that certain fiscal agency agreement dated as of April 30, 1997 (the "Medium Term Notes," and collectively with the Deutsche Note and Merrill Note, the "Brazil Prepetition Notes"), as the case may be, as specifically set forth on the last page hereof;

2. The Holder accepts the treatment of the Brazil Prepetition Notes held by it set forth in sections 5.5(a) and 5.16(b)(i) of the Plan, and all other provisions of the Plan and the Exhibits and Schedules thereto.

3. In consideration of the distribution to be provided to the holders of the Brazil Prepetition Notes pursuant to sections 5.5(a) and 5.16(b)(i) of the Plan, the Holder on behalf of itself and each of its subsidiaries, affiliates, successors, assigns, legal representatives, heirs, executors, trustees and administrators, whether or not holder, owner or beneficiary of a Brazil Prepetition Note (collectively the "Releasors") hereby releases and forever discharges Singer, Singer Brazil, Reorganized Singer and Reorganized Singer Brazil (as defined in the Plan), and their respective subsidiaries, affiliates, present officers, present directors that are also officers of Singer in their capacity as directors, employees, shareholders, agents, servants, attorneys, Foreign Representatives (as defined in the Plan), successors, assigns, legal representatives, trustees, heirs, executors and administrators (all of the foregoing, together with Singer, Reorganized Singer and Singer Brazil, are collectively referred to as the "Releases") from any and all Claims (as defined below) against the Releases arising out of the Brazil Prepetition Notes, any guaranty, support or keep-well agreement, or any other document, cause of action, liabilities, suits, debts, dues, sums of money, accounts, reckoning, bonds, bills, specialties, covenants, contracts, controversies, agreements, promises, variances, trespasses, damages, judgments, extent, executions, any other matters, circumstances or events, or any other "claims" and/or "demands" as defined in 11 U.S.C. § 101(5) of the United States Bankruptcy Code, in law and/or in equity (all of the foregoing collectively referred to as the "Claims"), which

the Releasors, now or in the future, may own, hold, have, or claims to have, against the Releases or any of them for, upon or by reason of any nature, cause or thing whatsoever existing or arising at any time prior to the Effective Date (as defined in the Plan).

4. The Holder hereby covenants and agrees that, if requested by Singer or Singer Brazil (subject to being reimbursed for reasonable costs and expenses), it will appear at and participate in a meeting of Brazil Prepetition Noteholder (in person or via authorized proxy) and support and vote in favor of any proposed modifications to the terms and conditions of any document or agreement governing any of the Notes that are reasonably requested by Singer or Singer Brazil, including to provide that the indebtedness under the Brazil Prepetition Notes shall not be legally subject to or asserted in the Brazil Concordata proceeding of Singer Brazil (the "Brazil Concordata").

5. The parties agree that this Release shall be governed by, construed and enforced in accordance with, and subject to, the laws of the State of New York, and shall be effective as of the Effective Date (as defined in the Plan).

6. This Release shall be binding on the Releasors and the Releases shall have the unqualified right to enforce this Release, or use as a defense, directly against the Releasors (including, without limitation, any transferees of the type referred to below as though they were original signers hereof).

7. The Holder shall not assert any such indebtedness in the Brazil Concordata and if such indebtedness has already been claimed in Brazil Concordata, the Holder shall instruct its local attorneys to petition the Brazilian court to give effect to the content of this release. The Holder shall, if requested by Singer or Reorganized Singer, present this Release to the Brazilian consulate in the jurisdiction in which such holder resides, for notarization and/or certification, as necessary for this Release to be admissible in courts in Brazil. The Holder authorizes expressly Singer Brazil to present this instrument to the Brazilian court. The content of item 7 hereof shall be governed by Brazilian law.

8. This Release is subject to approval by the United States Bankruptcy Court (the "Court") as part of the approval of the Plan. In the event the Plan is not approved by the Court, this Release may not be used by any party for any purpose and shall be deemed null and void.

Executed at ____________ this _____ day of ____________, 2000.

____
[Name of Noteholder]

By:__________________________ Witness: ____________________
Name: Name:
Title:

____
Name:

In executing this Release, the Brazil Prepetition Noteholder hereby represents and warrants to the Releases that (i) it has taken all necessary corporate action to authorize, execute and deliver this Release and that the individual executing this letter is authorized to do so, and (ii) covenants that it will not cause or permit its interests in the Brazil Prepetition Notes listed below to be transferred, assigned or registered in any other name, except to a transferee who, contemporaneously with and as a condition to effectiveness of such transfer, executes and delivers to Singer and Singer Brazil a copy of this Release.

	Principal Amounts Held
Deutsche Note (US$)	____________________
Merrill Note (US$)	____________________
Medium Term Notes (US$)	____________________

PLAN EXHIBIT B

FORM OF MANAGEMENT STOCK OPTION PLAN

TO BE FILED ON OR BEFORE THE EXHIBIT FILING DATE

(This page intentionally left blank)

PLAN EXHIBIT C

FORM OF REGISTRATION RIGHTS AGREEMENT

TO BE FILED ON OR BEFORE THE EXHIBIT FILING DATE

(This page intentionally left blank)

FORM OF SINGER U.S. LICENSE, DISTRIBUTION AND MANAGEMENT AGREEMENT

TO BE FILED ON OR BEFORE THE EXHIBIT FILING DATE

(This page intentionally left blank)

PLAN EXHIBIT E

FORM OF SINGER CREDITOR TRUST AGREEMENT

**TO BE FILED ON OR BEFORE
THE EXHIBIT FILING DATE**

(This page intentionally left blank)

PLAN EXHIBIT F(1)

FORM OF ARTICLES
OF INCORPORATION OF REORGANIZED SINGER

**TO BE FILED ON OR BEFORE
THE EXHIBIT FILING DATE**

(This page intentionally left blank)

PLAN EXHIBIT F(2)

FORM OF ARTICLES
OF INCORPORATION OF REORGANIZED SINGER U.S.

**TO BE FILED ON OR BEFORE
THE EXHIBIT FILING DATE**

(This page intentionally left blank)

FORM OF BYLAWS OF REORGANIZED SINGER U.S.

**TO BE FILED ON OR BEFORE
THE EXHIBIT FILING DATE**

TERMS OF EXIT FINANCING FACILITY

This Term Sheet sets forth a summary of the principal terms of a proposed exit financing facility (the "**Exit Facility**") from The Bank of Nova Scotia (the "**Bank**") for Singer N.V. ("**Reorganized Singer**") and certain of its subsidiaries (collectively with Reorganized Singer, the "**Borrowers**") to be implemented on the Effective Date of the First Amended Joint Plan of Reorganization of The Singer Company N.V. and Its Affiliated Debtors and Debtors in Possession (the "**Plan**"). Capitalized terms used but not defined herein shall have the respective meanings ascribed thereto in that certain Final Order (I) Authorizing Post-Petition Secured Super-Priority Financing Pursuant to Sections 364(c)(1), 364(c)(2) and 364(c)(3) of the Bankruptcy Code and (II) Granting Relief from the Automatic Stay Pursuant to Section 362(D) of the Bankruptcy Code (the "**New DIP Order**"), entered by the United States Bankruptcy Court for the Southern District of New York on or about May 10, 2000, in Chapter 11 Case No. 99-10578 (BRL) (jointly administered) (the "**Chapter 11 Case**"). The purpose of the Exit Financing is to finance the Borrowers' exit from the Chapter 11 Case pursuant to a Qualified Reorganization Plan. Accordingly, the Exit Financing will be provided by the Bank on the Plan Effective Date for a Qualified Reorganization Plan, pursuant to standard and customary loan and security documents for a financing of this type to a non-bankrupt entity.

<u>Borrowers</u>:	Singer N.V., The Singer Company B.V., The Singer Company Limited, and all of their respective direct and indirect subsidiaries, and/or all of their respective successors or assigns, except for the entities listed on Exhibit 1 hereto. It is expressly understood that certain of these Borrowers may be immaterial, and (with the consent of the Bank (which consent shall not be unreasonably withheld)), such Borrowers may be liquidated under or in connection with the Qualified Reorganization Plan. Subject to the foregoing, the Subsidiary Guarantees will apply to the Exit Facility (to the extent not theretofore released under the New DIP Loan Agreement).
<u>Post-Petition Lender</u>:	The Bank and its successors and assigns (collectively, the "**Exit Lender**"). The Bank will have the right to assign and participate its interests under the Exit Facility to third parties on standard and customary terms and conditions for facilities of this type, and the Debtors will cooperate with respect thereto.
<u>Commitment Amount</u>:	$55,000,000, as reduced as set forth below (the " **Exit Commitment**"). Loans under the Exit Commitment are referred to herein as "**Exit Loans**."
<u>Currency</u>:	United States Dollars
<u>Scheduled Exit Commitment Reductions</u>:	The Exit Commitment shall be (a) $55,000,000 during the period from and after the Closing through and including December 31, 2001, (b) $45,000,000 during the period from and after December 31, 2001 through and including December 31, 2003 (which date shall be the final maturity date for the Exit Loans) and (c) $0 thereafter. The amounts set forth in the foregoing clauses (a) through (c) represent the maximum Exit Commitment during the corresponding periods and are not to be added together to determined the Exit Commitment. The Exit Facility will be available for a single borrowing of the entire Exit Commitment on the Plan Effective Date. Notwithstanding the foregoing, the Exit Commitment shall not exceed the Commitment Amount in effect at the Plan Effective Date.

Interest Rate and Payment:

Exit Loans will accrue interest at the Bank's Base Rate in Canada (for United States Dollar loans) plus 3.0%; provided, however, that if at any date the Exit Commitment is (a) greater than $25,000,000 but less than $35,000,000, the outstanding Exit Loans shall accrue interest at the Bank's Base Rate in Canada (for United States Dollar loans) plus 2.5% from and after such date and (b) less than or equal to $25,000,000, the outstanding Exit Loans shall accrue interest at the Bank's Base Rate in Canada (for United States Dollar loans) plus 2.0% from and after such date. Interest will be payable monthly in arrears on the 22nd day of each month. Default interest rate will be 2% above the otherwise applicable rate.

Fees:

None.

Conditions to Funding:

Customary for a facility of this type, including:

a. Execution and delivery of reasonably satisfactory definitive financing documentation, which documentation shall be standard and customary for facilities of this type wherein non-bankrupt entities are the borrowers, and shall include one or more loan agreements, security agreements and other similar documents (including financing statements (or equivalent evidence of lien perfection) to be prepared and filed at the Borrowers' expense in all appropriate U.S. and non-U.S. jurisdictions). The Borrowers have received a draft loan agreement from the Bank, and the Borrowers and the Bank will negotiate in good faith to finalize the same and all such other documentation in accordance with the principal terms as described herein. Without limiting the generality of the foregoing, it is understood that a business plan shall be presented by the Borrowers for acceptance by the Bank (which acceptance shall not be unreasonably withheld) (such business plan as so accepted, the "Business Plan") and, following such acceptance, the Borrowers and the Bank will (i) review the provisions of such draft loan agreement, (ii) negotiate in good faith to determine whether any of such provisions (other than the economic terms as described herein) should be revised as a result of the acceptance of the Business Plan (taking into account the contemplated corporate structure, operating requirements and jurisdiction of the Borrowers and their respective subsidiaries) and (iii) negotiate in good faith the financial covenants in such draft loan agreement in order that in no event shall the requirements with respect to (x) the minimum EBITDA be greater than 20% below the corresponding amounts set forth in the Business Plan, (y) the Covenant Debt be less than 10% above the corresponding amounts set forth in the Business Plan and (z) Working Capital be greater than 10% below the corresponding amounts set forth in the Business Plan. The Bankruptcy Court shall have jurisdiction over any dispute between the Borrowers and the Bank regarding the reasonableness or good faith of any proposed provisions of the aforementioned documentation if the Borrowers and the Bank are unable to reach a consensual agreement with respect thereto.

b. Bankruptcy court's entry of order confirming the Qualified Reorganization Plan, which order shall be final and non-appealable, in full force and effect, and in form and substance reasonably acceptable to the Exit Lender.

c. Payment in full of billed and unpaid fees and expenses of Exit Lender's counsel and financial advisor.

d. All representations and warranties in the New DIP Credit Facility and the Exit Facility shall be true and correct in all material respects, and there shall be no default or event of default under the New DIP Credit Facility that has a Material Adverse Effect or the Exit Facility in existence at the time of, or after giving effect to the making of, the Exit Loans.

e. Exit Lender shall have received such legal opinions, documents and other instruments as are reasonable and customary for transactions of this type or as it may reasonably request.

Funding Schedule: At Closing, the Borrowers will (a) be deemed to have borrowed the full amount of the Exit Commitment and applied the proceeds thereof to the outstanding New DIP Obligations and (b) to have repaid all other New DIP Obligations (in excess of the amount so borrowed and applied) with cash from other sources. The payments described in the immediately preceding sentence shall be in full and complete satisfaction of the New DIP Facility and shall not be subject to any recovery or defense whatsoever, and the New DIP Facility shall terminate immediately thereafter.

Prepayments:

a. Mandatory prepayments substantially as set forth in Paragraph 7(a) of New DIP Loan Agreement.
b. Other mandatory prepayments so that at no time shall the outstanding principal amount of the Exit Loans exceed the Exit Commitment.
c. Voluntary prepayments shall be permitted without premium or penalty.

Security and Priority: First priority lien on all of the following assets wherever located (the "**Collateral**"). The Collateral will also secure the Singer Pfaff Guaranty.

a. All trademarks, licenses and other intellectual property owned by the Borrowers and their subsidiaries (except for the entities listed on Exhibit 1).
b. All of the Borrowers' ownership interests in:
   (1) Singer Bangladesh Limited.
   (2) Singer A.E.E. Home Appliances
   (3) Singer Mexicana S.A. de C.V.
   (4) Singer Pakistan Ltd.
   (5) Singer Industries Philippines, Inc.
   (6) Singer Europe S.G. P.S. SA
   (7) Singer Industries (Ceylon), Ltd. (connected to Singer Sri Lanka)
   (8) Singer (Sri Lanka) Ltd.
   (9) Regnis (Lanka) Limited
   (10) Singer Thailand Limited
   (11) Singer India Limited
   (12) Singer Nederland B.V. ("Singer Nederland"); provided, however, that it is expressly understood that the assets of Singer USA and Singer Nederland may be transferred to another Singer entity and Singer Nederland may be liquidated under the Qualified Reorganization Plan, so long as the capital stock of the entities that succeed to the material assets of Singer Nederland is pledged as Collateral (or a Lien on such transferred assets is granted to the Bank).
   (13) Singer Sourcing

Release of Security:

a. Substantially as set forth in Paragraph 7(a) of New DIP Loan Agreement.
b. Also, upon reduction of the outstanding principal amount of the Exit Loans to $25,000,000, all Collateral that did not secure the amounts outstanding under the Pre-Petition Credit Facility immediately prior to the Commencement Date, shall be released.

Representations and Warranties, Covenants and Events of Default:	Customary for facilities of this type, including the following: a. Limitation on capital expenditures. b. Limitation on loans to, or investments in, foreign subsidiaries, unless all of the Borrowers' direct and indirect ownership interests in such subsidiaries are pledged to the Exit Lender. c. Limitation on asset sales, incurrence of indebtedness (including indebtedness issued pursuant to Qualified Reorganization Plan), dividends and other similar matters. d. Any changes in chief executive officer and other specified senior management shall be reasonably satisfactory to Exit Lender. e. Financial covenants applicable after the Plan Effective Date.
Pfaff Canada:	Documentation for Exit Financing will continue the provisions of Paragraph 24(b) of the New DIP Order.
Governing Law:	New York

Exhibit 1 (to Exit Financing Term Sheet)

Amedo Sewing Machines (Jordan) Limited
N.V. Singer S.A.
Singer Bangladesh Limited
Singer do Brasil Industria e Comercio Ltda.
Singer Export Limited
Singer Furniture Company
Singer Industrial Sewing Products Company
Singer Limited
Singer Sewing Company
Singer Sewing Machine Company – Egypt Branch
Singer Sewing Machine Company of Canada Limited
Sinmak Dikis Makinalari Sanayi Anonim Sirketi
The Singer Company (Proprietary) Limited
Distributor Operations South America S.A.
P.T. Singer Industries Indonesia
Regnis Mexicana
Singer Bulgaria
Singer Chain Store (Shanghai) Co., Ltd.
Singer Czechoslovakia SOL SRO
Singer Denmark A/S
Singer Espana S.A.
Singer Europa S.G.P.S., S.A.
Singer India Limited
Singer Industrial and Commercial Limited
Singer Industries (Ceylon) Ltd.
Singer Industries Philippines Inc.
Singer Italia Spa
Singer (Sri Lanka) Ltd.
Singer Sewing Machine Co. & Electrical Appliances A.E.E.
Singer Sewing Machine Company Ltd. (Bermuda)
Singer Sewing Machine Company (Guyana) Ltd.
Singer Sewing Machine Company (Jamaica) Ltd.
Singer (Shanghai) Sewing Machine Company Ltd.
Singer Maroc S.A.
Singer Mexicana S.A. de C.V.
Singer Nederland B.V.
Singer Nikko Company Limited
Singer Pakistan Ltd.
Singer Poland Limited
Singer Romania SRL
Singer Sourcing Limited
Singer Thailand Limited
Singer Vietnam Company Limited

(This page intentionally left blank)

TERMS OF NEW PREFERRED STOCK

The New Preferred Stock shall have the following principal terms and conditions, subject to final documentation in form and substance reasonably satisfactory to Singer and the PBGC:

Issuer:	Reorganized Singer
Liquidation Preference:	$20 million (issuable in certificates with denominations of $500,000).
Term:	10 years
Dividend Rate:	4% per annum from the Effective Date of the Plan until the 4th anniversary thereof; 6% per annum for the next successive 3 years; and 8% per annum for the remaining 3 years of the term.
Payment Terms:	To be paid annually in cash or, at the issuer's option, to be accrued; provided however, in order to pay cash dividends on the common stock, the preferred dividend accrued and unpaid to date must be paid in cash.
Conversion:	(i) convertible into common stock at any time at the PBGC's option at 120% of the midpoint of the per share value in the Disclosure Statement ("Disclosure Statement Share Price"). (ii) issuer may elect at any time after the 1st anniversary of the Effective Date of the Plan to force conversion into common stock at 120% of the Disclosure Statement Share Price, if the common stock trades above 125% of the Disclosure Statement Share Price for twenty consecutive trading days.
Redemption:	Redeemable by the issuer at the following times at the following percentages of the accrued value in cash at any time upon 30 days notice: From the Effective Date of the Plan until the 18 month anniversary: 75% For the next successive 18 months: 85% For the next successive 12 months: 90% Thereafter: 100%

(This page intentionally left blank)

SCHEDULE 1.79

TERMS OF NEW SINGER BRAZIL SECURED TERM NOTES AND NEW SINGER BRAZIL EXCESS CASH FLOW NOTES

In satisfaction of their claims, the holders (the "Noteholders") of Brazil Medium Term Notes and Brazil ABC Roma Notes will receive the following:

1. New Singer Brazil Secured Term Notes ("Series A Notes") and New Singer Brazil Excess Cash Flow Notes ("Series B Notes") (together "New Notes") issued by Reorganized Singer Brazil (or another entity acceptable to the Noteholders) denominated in US dollars with the following terms:

   a. Face value: Series A Notes: 25% of Noteholders' allowed claim
   Series B Notes: To be fixed based on agreed valuation

   b. Maturity Date: Series A Notes: five years after Effective Date of Plan
   Series B Notes: seven years after Effective Date of Plan

   c. Principal: Series A Notes: payable semi-annually commencing on the second anniversary of the Effective Date, as follows:

Second anniversary	20%
Third anniversary	20%
Fourth anniversary	20%
Fifth anniversary	40%

   Series B Notes: Not applicable

   d. Interest: Series A Notes: 10% per annum, payable semi-annually in arrears; interest accrued during Years 1 and 2 may be added to principal on the scheduled payment dates and compounded or paid by issuing additional Series A Notes

   Series B Notes: None (except for interest at Default Rate on defaulted payments)

   e. Series A Collateral: Series A Notes to be secured by the following Collateral ("Series A Collateral") and by the Series B Collateral described below:

   (i) Certain Receivables described on Schedule 1 hereto

   (x) Singer Brazil to use best efforts to collect Receivables as soon as possible

   (ii) Certain Brazilian Real Estate with an anticipated approximate fair market value of $20 to 22 million

   (x) Singer Brazil to use its best efforts to sell Real Estate as soon as possible and not later than second anniversary of Effective Date for not less than an aggregate of $15 million (or below a floor to be determined for each significant parcel) without the consent of the Noteholder Director

   (iii) Capital stock of Singer Nordeste

   (iv) Gleba II

   f. Series B Collateral: Series B Notes to be secured by the following Collateral ("Series B Collateral"):

   (i) Assets of Singer Nordeste (subject and junior to existing liens)

(ii) Gleba III (lien junior to CrediBanco)

(iii) Machinery and equipment (w/o guaranty)

(iv) Other Fixed Assets

(v) Machinery and equipment (lien junior to BMC, et al)

(vi) Proceeds from sale or disposition of stock described in Section 3 below

g. Noteholders to be granted a valid, enforceable, first-priority, perfected security interest in all Collateral under Brazilian law (except as otherwise permitted with the Series B Collateral). Structures to be considered at Noteholders' reasonable request to improve protection against a subsequent bankruptcy or claims by other creditors of Singer NV or Singer Brazil (including Concordata)

h. Proceeds from the collection or sale of Series A Collateral and payment of a portion to be determined of Restricted Payments (including dividends, distributions, royalties (as they may be adjusted) and other payments to Affiliates) shall be applied as follows: (1) to the mandatory prepayment of the Series A Notes, and (2) after the Series A Notes shall have been paid in full, any proceeds from (x) the collection or sale of the Receivables identified on Schedule 1 in excess of $3 million, (y) the sale or other disposition of the Real Estate described in Section 1(e)(ii) above in excess of $20 million or (z) the sale or disposition of Gleba II or the stock of Singer Nordeste, as payment under the Series B Notes (regardless whether any amounts are otherwise then due and payable on the Series B Notes). Prepayments applied in the following priority: expenses, accrued interest and principal installments in order of maturity. Tax efficient structures to be considered.

i. Proceeds from the sale or refinancing of any Series B Collateral will be paid as follows: (x) the Series B Noteholders will receive 75% and Singer Brazil will retain 25% of the amount, if any, by which such proceeds exceed the amount of Singer Brazil Funded Debt outstanding on the Effective Date and allocated to and represented by amounts borrowed against such Collateral (or the greater of fair market or book value of such Collateral if no such Funded Debt exists on the Effective Date); and (y) the Series B Noteholders will receive 25% and Singer Brazil will retain 75% of the amount, if any, by which the amount of Singer Brazil Funded Debt outstanding on the Effective Date and allocated to and represented by amounts borrowed against such Collateral (or the greater of fair market book value of such Collateral on the Effective Date if no such Funded Debt exists on the Effective Date) exceeds the amount of such Funded Debt outstanding on the date of such sale or refinancing (or the greater of fair market or book value of such Collateral on the date thereof if no such Funded Debt is outstanding on such date). All proceeds retained by Singer Brazil to be used solely for working capital, debt service and permitted capital expenditures (and not distributed or otherwise paid to Affiliates except for purchases of goods and services in the ordinary course on arms–length terms)

j. No payments of Excess Cash Flow (as defined on Schedule 2 hereto) with respect to first 12 months after Effective Date. Payments of Excess Cash Flow to be made under the Series B Notes by Singer Brazil at the end of each full fiscal year ending after first anniversary of Effective Date in US Dollars in amounts equal to 50% of Singer Brazil's Excess Cash Flow in excess of $1.75 million. Obligation to pay Excess Cash Flow to terminate after payments with respect to Year 7. If (x) the Series A Notes are paid from sources other than application of the proceeds from the sale or collection of the Series A Collateral in accordance with Section 1(h) above, and (y) Singer Brazil retains any portion of such proceeds in accordance with Section 1(h), then the calculation of Excess Cash Flow for the period in which the conditions specified in the foregoing clauses (x) and (y) both occur shall include the aggregate amount by which Adjusted EBITDA was previously reduced by 75% of Debt Service (as such terms are defined on Schedule 2) paid or accrued on the Series A Notes but not to exceed the amount so retained by Singer Brazil

k. New Notes to be exempt from registration under the Securities Act of 1933

l. New Notes to be subject to a fiscal agency or other comparable agreement, containing customary terms and conditions, as well as certain affirmative and negative covenants, including, among other things, covenants restricting Asset Sales and Dispositions not made in the ordinary course or otherwise material; Restricted Payments;

incurrence of material indebtedness (other than refinancing Funded Indebtedness outstanding on Effective Date); set-off of intercompany obligations; accounting (annual financial statements to be audited by a Big 5 accounting firm; accountants to certify compliance and calculation of Excess Cash Flow); financial reporting (delivery of annual audited financials, quarterly unaudited, monthly management reports); extraordinary transactions and fundamental changes in business, ownership or capital structure (such as mergers, acquisitions, business combinations, reorganizations and recapitalizations). On a Change in Control Series A Notes to accelerate and Series B Notes to be assumed by Acquiror

m. Noteholders entitled to appoint one Director (i.e. an "Overseer") of Singer Brazil so long as New Notes remain outstanding. The Noteholder Director shall be reasonably acceptable to Singer Brazil and shall be designated not less than 5 days prior to the Confirmation Hearing. Noteholder Director to be compensated by Singer Brazil and covered by Singer NV D&O insurance and indemnification

2. Holders of Brazil Medium Term Notes to receive a guarantee claim against Singer NV equal to 55% of the amount of their allowed claims. Holders of Brazil ABC Roma Notes to receive a guarantee claim against Singer NV equal to 75% of the amount of their allowed claims

3. Proceeds from any sale or disposition of stock of Singer NV and other Affiliates issuable to Singer Brazil under Plan to be retained by Singer Brazil up to $2.8 million; proceeds in excess of $2.8 million to be paid 75% to Noteholders and 25% to Singer Brazil

4. Noteholders to receive from Singer Brazil cash payments of (a) $600,000 on later of the Effective Date and the granting by the Court in the Concordata of an application for leave to make such payment (the "Application"), and (b) $600,000 six months after the Effective Date to pay for reasonable costs and expenses of professionals representing the Noteholders (in full satisfaction of any potential claims under section 503(b) of the Bankruptcy Code) with excess, if any, to be applied first to accrued and unpaid interest on the Series A Notes and then to principal installments in order of maturity. Singer Brazil to file the Application with the Concordata Court as promptly as is reasonably possible in consultation with the Noteholders. Failure to make such payments shall be an Event of Default under the Series A Notes

5. Singer and Singer Brazil, with the consent of the representative of a majority-in-interest of the Noteholders (which consent may be granted or withheld in the sole discretion of such representative), may modify the structure of the securities described herein and the other provisions hereof as may be necessary or appropriate in light of Brazilian law, tax or other considerations

SCHEDULE 1

(to New Singer Brazil Secured Term Notes and
New Singer Brazil Excess Cash Flow Notes Term Sheet)

Schedule of Receivables

[to be provided by the Exhibit Filing Date]

SCHEDULE 2

(to New Singer Brazil Secured Term Notes and
New Singer Brazil Excess Cash Flow Notes Term Sheet)

Definition of Excess Cash Flow

All accounting terms are to be calculated in accordance with U.S. GAAP consistently applied.

"Excess Cash Flow" means for any period for which the amount thereof is being determined:

(i) the Adjusted EBITDA of the maker for such period; minus

(ii) Debt Service of the maker for such period.

"Adjusted EBITDA" means EBITDA, plus (i) royalties paid or payable to affiliates, (ii) corporate or affiliate charges other than for goods manufactured or sold, (iii) net decrease in Working Capital, (iv) the net amount of non-cash charges deducted (or minus the net amount of non-cash gains added) in determining such EBITDA, (v) the proceeds from the sale or collection of non-current assets to the extent not otherwise included in EBITDA or paid under the New Notes, and (vi) the amount of losses from discontinued operations or extraordinary items subtracted in determining such EBITDA, minus (a) cash taxes paid, (b) permitted capital expenditures actually made during such period (not to exceed an agreed amount per fiscal year), (c) net increase in Working Capital proportional to any increase in sales plus 15%.

"Working Capital" means the sum of (i) trade accounts receivable plus (ii) current inventory minus (a) trade accounts payable not past due and (b) accrued liabilities to third parties related to normal business operations.

"Debt Service" means, for any period for which the amount thereof is being determined, the aggregate amount of all of the following: (i) all interest, fees and other charges which are due or have accrued during such period under or in respect of indebtedness for borrowed money (including, without limitation, the Series A Notes); provided, that any amounts that are so accrued shall be excluded from the calculation of Debt Service for the period in which they are paid, and (ii) all principal payments due during such period under or in respect of indebtedness for borrowed money (including, without limitation, the indebtedness evidenced by the Series A Notes), and excluding payments due under the Series B Notes.

(This page intentionally left blank)

TERMS OF NEW SINGER U.S. EXIT FINANCING FACILITY

I. PARTIES

Borrower:	Singer Sewing Company, a Delaware corporation (the "Borrower").
Guarantors:	All direct and indirect subsidiaries of the Borrower (the "Guarantors", collectively with the Borrower, the "Obligor").
Agent:	The Bank of Nova Scotia, in its capacity as agent (the "Agent").
Letter of Credit Issuing Bank:	The Bank of Nova Scotia, in its capacity as letter of credit issuer (the "Issuer").
Revolving Loan Lenders:	The Bank of Nova Scotia ("Scotiabank") (50%), The Hong Kong and Shanghai Banking Corporation Ltd. ("HSBC") (37.5%) and Amsouth Bank f/k/a First American National Bank ("Amsouth") (12.5%).
Term Loan Lenders:	Scotiabank (50%), HSBC (37.5%) and Amsouth (12.5%).

II. THE CREDIT FACILITY

Closing Date:	The date, which is not earlier than the date of the consummation of the Plan of Reorganization of the Borrower which incorporates this Term Sheet (the "Reorganization Plan"), but which is no later than December 31, 2000 (the "Closing Date").
Credit Facility Description:	A maximum amount of $33,500,000 (the "Credit Facility Commitment Amount") in senior, first-priority secured financing will be provided to the Borrower, divided among a revolving credit facility (the "Revolving Credit Facility"), a term A loan facility (the "Term A Facility") and a term B loan facility (the "Term B Facility"); (the Term A Facility and the Term B Facility collectively referred to as the "Term Facility"), together with the Revolving Credit Facility, the "Cred Facility").
Revolving Facility:	The Revolving Facility will be made available to the Borrower pursuant to which (i) revolving credit loans ("Revolving Loans") may be borrowed, prepaid and reborrowed, and; (ii) stand-by letters of credit ("Letters of Credit") may be issued, reimbursed and re-issued.
Revolving Facility Commitment Amount:	Up to $5,000,000 (as the same may be reduced as set forth below).
Revolving Facility Commitment Termination Date:	No later than the earlier of (i) March 31, 2003, and (ii) 30 months after the Closing Date.
Letter of Credit Sub-Facility Availability:	Outstanding Letters of Credit and related reimbursement obligations may not exceed $2,000,000. Letter of Credit issuance by the Issuer will constitute usage under the Revolving Loan Facility and will reduce availability of the Revolving Loans dollar for dollar. Letters of Credit must expire on the earlier of (i) one year from issuance and (ii) the third business day preceding the Revolving Facility Commitment Termination Date. Each Revolving Lender will purchase an irrevocable and unconditional pro rata participation in each Letter of Credit.

Term A Facility:	The Term A Facility will be made available in a single borrowing on the Closing Date to the Borrower pursuant to which non-revolving loans (the "Term A Loans," and together with the Revolving Loans, the "Loans") will be made. Once repaid, the Term A Loans cannot be reborrowed.
Term A Facility Commitment Amount:	$13,000,000.
Amortization of the Term A Facility:	None.
Term A Facility Maturity Date:	No later than the earlier of (i) March 31, 2003, or (ii) 30 months after the Closing Date.
Term B Facility:	The Term B Facility will be made available in a single borrowing on the Closing Date to the Borrower pursuant to which non-revolving loans (the "Term B Loans", and together with the Revolving Loans, the "Loans") will be made. Once repaid, the Term B Loans cannot be reborrowed.
Term B Facility Commitment Amount:	$15,500,000.
Amortization of the Term B Facility:	$3 million each 6 months commencing March 31, 2001.
Term B Facility Maturity Date:	No later than the earlier of (i) March 31, 2003, or (ii) 30 months after the Closing Date.
Use of Proceeds:	Proceeds drawn from the Credit Facility shall be used to: (i) make certain specified payments, approved by the Lenders, on or about the Closing Date, (ii) finance the Borrower's working capital needs, (iii) finance the consummation of the Reorganization Plan, (iv) retire and repay that certain Amended and Restated Credit Agreement, dated as of October 14, 1997, as it may have been amended or modified, among the Borrower, the Agent, and the Lenders (the "Existing Credit Agreement") and (v) other general corporate purposes, in each case, upon or after entry of a final order of a U.S. bankruptcy court approving the Reorganization Plan.

III. COMMON TERMS APPLICABLE TO ALL FACILITIES

Interest Rate:	For the period until September 30, 2001, at the Borrower's option, (i) the Revolving Loans will bear interest at either (A) Scotiabank's alternate base rate plus 2.75% per annum or (ii) Scotiabank's reserve-adjusted LIB. rate plus 3.75% per annum, and (ii) the Term Loans will bear interest at either (A) Scotiabank's alternate base rate plus 2.75% per annum or (B) Scotiabank's reserve-adjusted LIBO rate plus 3.75% per annum. For the period from September 30, 2001 until maturity, at the Borrower's option, (i) the Revolving Loans will bear interest at either (A) Scotiabank's alternate base rate plus 3.50% per annum or (B) Scotiabank's reserve-adjusted LIB. rate plus 4.50% per annum, and (ii) the Term Loans will bear interest at either (A) Scotiabank's alternate base rate plus 3.50% per annum or (B) Scotiabank's reserve-adjusted LIBO rate plus 4.50% per annum.

Interest Payment Dates:	Interest periods for LIBO rate Loans shall be, at the Borrower's option, one, two, three or six months. Interest on LIBO rate Loans and alternate base rate Loans shall be payable monthly in arrears. Interest will also be payable at the time of repayment of any Loans under the Credit Facility and at the maturity of such Loans. All interest and fee calculations shall be based on a 360-day year and actual days elapsed. During the continuance of any Default, the Loans shall bear interest at a rate per annum equal to the rate which is 2% in excess of the highest interest rate chargeable for such Loans. Such interest shall be payable on demand.
Letter of Credit Fees and Payment Dates:	A fee payable to the Lenders in the amount of 3.75% per annum will accrue on the daily average undrawn portion of all outstanding Letters of Credit, payable monthly. In addition, a fronting fee will be payable to the Issuer for its own account in an amount equal to 3/8 of 1% per annum on the stated amount of the applicable Letter of Credit, payable on the date of each issuance or extension of such Letter of Credit and monthly thereafter.
Optional Prepayments:	Outstanding Loans are voluntarily payable at any time, in whole or in part (subject to specified customary minimum principal amounts) without penalty; provided, however, that LIB. rate breakage costs, if any, shall be for the account of the Borrower.
Mandatory Prepayments:	(i)100% of the net cash proceeds of any fixed asset sales over $250,000 by any Obligor; (ii) 100% of Excess Cash Flow (to be defined in the loan documentation in a manner reasonably satisfactory to the Agent, and will include monthly sweeps of cash in excess of $1 million); (iii) 100% of the net cash proceeds from the issuance of any permitted debt by the Borrower or any subsidiary of the Borrower; (iv) 100% of the net cash proceeds from the issuance of equity by the Borrower or any subsidiary of the Borrower, and; (v) 100% of the proceeds of insurance proceeds (after the Company, in the exercise of its business judgment, replaces the relevant assets). Prepayments with respect to Excess Cash Flow shall be applied first to reduce the next scheduled amortization of the Term B Facility, then, to the extent any remaining proceeds after the next scheduled amortization payment is reduced to zero, such proceeds shall be applied in accordance with the next sentence. All other prepayments shall be applied first, to reduce outstanding Term B Loans in reverse order of maturity, then, after all Term B Loans have been fully paid, to reduce the outstanding Term A Loans and, then, after all Term A Loans have been fully paid, to reduce outstanding Revolving Loans (thereby permanently reducing the Revolving Facility Commitment Amount) with corresponding cash collateralization of the Letters of Credit to the extent outstanding amounts thereof are in excess of such commitments as so reduced.
Commitment Fee:	Commencing on the Closing, a non-refundable fee (the "Commitment Fee") in the amount of 5/8 of 1% per annum for the ratable benefit of the Revolving Loan Lenders will accrue on the daily average unused portion of the Credit Facility commitments (whether or not then available), payable on the Closing Date, and, thereafter, monthly in arrears and on the Revolving Facility Commitment Termination Date.
Administrative Fee:	An annual administrative fee of $50,000, payable in advance to the Agent on the Closing Date and each anniversary thereafter.
Facility Fee:	A facility fee will be payable to the Agent, for the pro rata account of each Lender (including Scotiabank), (i) on the first anniversary of the Closing Date in the amount of 3/8 of 1% of the Credit Facility Commitment Amount at such time, and (ii) on the second anniversary of the Closing Date, 5/8 of 1% of the Credit Facility Commitment Amount at such time.
Nature of all Fees:	Non-refundable under all circumstances.

Security: All obligations of the Borrower under the Revolving Credit Facility and Term A Facility will be secured by a first priority perfected security interest in favor of the Agent for the equal and ratable benefit of the Lenders in all present and future assets and properties of the Borrower, and (if applicable) each of its subsidiaries (including, without limitation, accounts, inventory, real property, investment property, machinery, equipment, contracts (including any distributorship agreements), trademarks, copyrights, patents, license rights and general intangibles), whether in existence at the time of the Closing Date or acquired thereafter (the "Collateral"). All obligations of Borrower under the Term B Facility will be secured by a second priority perfected security interest in favor of the Agent for the equal and ratable benefit of the Lenders in the Collateral.

The priority of the lien and security interest of the Agent shall be supported by such landlord and mortgagee waivers, warehousemen and bailee letters, third party consents, title insurance and surveys and other agreements as reasonably requested by the Agent, in each case in form and substance reasonably satisfactory to the Agent.

Conditions Precedent: Customary conditions precedent to the occurrence of the Closing Date and the initial extension of credit reasonably required by the Agent for the type of transaction proposed and others to be specified by the Agent, including, without limitation, the following:

1. The confirmation order by a bankruptcy court of applicable jurisdiction (the "Bankruptcy Court") entered in connection with the Reorganization Plan (the "Confirmation Order") in form reasonably satisfactory to the Agent, (which order shall, except as agreed to by the Agent, be a final order on the Closing Date), and which shall include provisions (i) authorizing the Borrower to enter into the Credit Facility in accordance with this Term Sheet and all documents to be executed in connection therewith and (ii) releasing and waiving any claims against each present and former Lender (and their agents, representatives, affiliates, professionals, etc.) from any and all liability.

2. The Disclosure Statement shall have been approved by the Bankruptcy Court.

3. The Effective Date under the Reorganization Plan shall have occurred (or shall occur on the Closing Date), the Confirmation Order shall be final and in effect, the Reorganization Plan shall be in full force and effect and all conditions precedent to the effectiveness of the Reorganization Plan shall have been fulfilled or waived as permitted in the Reorganization Plan, including, without limitation, the execution, delivery and performance of all terms and conditions thereof.

4. All necessary governmental and all material third party approvals and/or consents in connection with the consummation of the Reorganization Plan and the Credit Facility shall have been obtained and remain in effect, and all applicable waiting periods shall have expired without any action being taken by any competent authority which restrains, prevents or imposes materially adverse conditions upon the consummation of the Reorganization Plan and the Credit Facility. Additionally, there shall not exist any judgment, order, injunction or other restraint prohibiting or imposing materially adverse conditions upon the Credit Facility.

5. No litigation, investigation or inquiry by any entity (private or governmental) shall be pending or threatened with respect to the Credit Facility, any of the other transactions contemplated hereby or any documentation executed in connection herewith, or with respect to any material debt of the Borrower which is to remain outstanding after the Closing Date, or which the Agent shall reasonably determine could have a materially adverse effect on the ability of the Borrower to perform its obligations under the Credit Facility or the business, property, assets, condition (financial or otherwise) or prospects of the Borrower taken as a whole.

6. The Plan of Reorganization shall provide, and the Borrower shall pay, to the Agent for the benefit of the Lenders, not less than $4,585,685.91 on account of the obligations owed under the Existing Credit Agreement.

7. To the extent not previously delivered, the Agent shall have received financial statements for the most recent fiscal period of the Borrower ending at least 30 days prior to the Closing Date certified by its chief financial or equivalent officer.

8. All distributorship agreements (including, without limitation the distributorship agreement between the Borrower and The Singer Company, N.V.), franchises, licenses, permits, certifications, accreditation and other rights, consents and approvals which are necessary for the operations of the Borrower's business (after giving effect to the transactions contemplated hereby) shall be in form and duration reasonably satisfactory to Agent and shall be in full force and effect.

9. All loans and other financing shall be in full compliance with all applicable requirements of the margin regulations.

10. All costs, fees, expenses (including, without limitation, legal fees and expenses) and other compensation contemplated hereby that are payable hereunder shall have been paid to the extent billed and due.

11. Execution and delivery by the Obligor of satisfactory credit, security, guarantee and other related documentation embodying a structure, terms and conditions consistent with this Term Sheet and reasonably satisfactory to the Agent.

12. All aspects of the equity ownership and corporate and operational governance of the Borrower (including the composition of its respective Board of Directors and the management of the Borrower and the terms of any management agreements), to the extent not expressly set forth in the Reorganization Plan, shall be satisfactory to Agent.

13. No material adverse change in the financial condition, operations, assets, business, properties or prospects of the Borrower after the Confirmation Order is entered.

14. The Lenders shall have received first priority perfected liens and guarantees, as set forth above under the caption "Security".

15. Receipt and review, with results reasonably satisfactory to the Agent and its respective counsel, of (i) a letter from an insurance agent or other insurance advisor of the Borrower confirming that the insurance coverage of the Borrower is adequate and customary in the industry and otherwise conforms to the requirements set forth in the definitive credit, security and other documentation (the "Credit Documentation") and (ii) environmental and hazardous substance (including hazardous or toxic materials and waste, or medical waste) assessments, reports, or analyses.

16. The Agent shall be reasonably satisfied on the Closing Date that the Borrower's financial and business conditions are as set forth in such projections and reports previously delivered to the Lenders and as set forth in the Plan and Disclosure Statement.

Conditions to each Extension of Credit:

Customary conditions precedent to each extension of credit (including the initial extension of credit) for facilities of this type and such other conditions as reasonably required by the Agent, including, without limitation:

1. No default or Event of Default (as defined below) exists.

2. All representations and warranties shall be true and correct in all material respects as of the date of each extension of credit, including that there shall not have occurred any material adverse change since the Closing Date in the financial condition, business, prospects, operations, properties or performance of the Borrower taken as a whole.

3. Receipt by the Agent of a borrowing request executed by an authorized officer of the Borrower, to the effect that (i)the Borrower has observed or performed all of its covenants and other agreements and has satisfied in all material respects every condition contained in the Loan Agreement to be observed, performed or satisfied by the Borrower and (ii) such officer has no knowledge of any default or event of default.

Representations and Warranties: Customary representations and warranties for facilities of this type and such additional ones as reasonably required by the Agent, including, without limitation, representations and warranties concerning: (i) the Borrower's financial condition and absence of material undisclosed liabilities; (ii) no material adverse change; (iii) corporate existence and compliance with law; (iv) corporate power and authority; (v) enforceable obligations; (vi) no conflict with law or contractual obligations; (vii) no material litigation; (viii) Federal Reserve regulations; (ix) taxes; (x) subsidiaries; (xi) ownership of properties and liens; (xii) ERISA; (xiii) intellectual property; (xiv) environmental matters; (xv) Investment Company Act; (xvi) accuracy of disclosure; (xvii) franchise agreements; (xviii) approvals; (xix) use of proceeds; (xx) capitalization; (xxi) labor relations; and (xxii) insurance.

Affirmative Covenants: Customary covenants for facilities of this type and such additional covenants as reasonably required by the Agent, including, without limitation: (i) delivery of financial statements and reports, copies of accountants' letters upon receipt thereof by the Borrower, projections, officers certificates and other information reasonably requested by the Agent, (ii) payment of all taxes and other obligations, (iii) continuation of business and maintenance of existence and material rights and privileges, (iv) compliance with laws and material contractual obligations, (v) maintenance of property and insurance, (vi) maintenance of books and records, (vii) right of the Agent and the Lenders to inspect property and books and records, (viii) notices of defaults, litigation and other material events, (ix) compliance with environmental laws, and (x) ERISA.

Negative Covenants: Customary for facilities of this type and such additional ones as reasonably required by the Agent, including, without limitation: (i) indebtedness and sale leasebacks; (ii) liens or other encumbrances; (iii) contingent obligations; (iv) mergers, acquisitions, consolidations (or similar combinations), liquidations and dissolutions; (v) dividends and distributions and repayment of certain indebtedness; (vi) sale of assets or similar transfers; (vii) leases; (viii) capital expenditures; (ix) investments, loans and advances; (x) change in business; (xi) transactions with affiliates; (xii) subsidiaries; and (xiii) material changes in current severance arrangements for officers and other key employees of the Borrower and its subsidiaries.

Financial Covenants: Customary for the type of transaction proposed and others to be reasonably specified by the Agent based upon Borrower's business plan and projections as set forth in the Disclosure Statement (the "Business Plan"), including, without limitation, the financial covenants set forth below (all accounting terms to be interpreted, and all accounting determinations and computations to be made, in accordance with generally accepted accounting principles as set forth in the Credit Documentation):

1. Maintenance of a current ratio (to be defined in the Credit Documentation) set at the levels set forth below.

2001	2002	2003
2.5:1.0	3.0:1.0	3.0:1.0

2. Maintenance of a minimum monthly cumulative EBITDA (to be defined in the Credit Documentation) set at the levels set forth in the Business Plan with a cushion of 20%.

3. Maintenance of a Fixed Charge Coverage Ratio (to be defined in the Credit Documentation) set at the levels set forth below.

2001	2002	2003
2.5:1.0	3.2:1.0	4.2:1.0

4. Limitations on capital expenditures not to exceed annual depreciation.

Events of Default: Customary for facilities of this type and such additional ones as reasonably required by the Agent, including, without limitation (and in certain circumstances subject to reasonable notice and cure periods): (i) failure of the Borrower to pay principal, interest or fees when due; (ii) failure of the Borrower to comply with any covenants; (iii) any representation or warranty by the Borrower shall be incorrect or misleading in any material respect when made; (iv) there shall occur a material disruption in the senior management of the Borrower or a change of control shall occur; (v) there shall be any material adverse change in the financial condition of the Borrower; (vi) there shall be any material adverse change in any distributorship agreement or licenses; (vii) there shall be any material adverse environmental liabilities; (viii) default under other agreements; (ix) cross-default and cross-acceleration to other indebtedness of the Borrower; (x) ERISA; (xi) judgments and (xii) bankruptcy events (all of the foregoing, each, an "Event of Default").

Miscellaneous: Customary provisions to be included, together with others to be reasonably specified by the Agent, including, without limitation, the following:

1. Customary indemnity and capital adequacy provisions, including but not limited to compensation in respect of taxes (including gross-up provisions for withholding taxes) and decreased profitability resulting from U.S. or foreign capital adequacy requirements, guidelines or policies or their interpretation or application, defaulting banks, funding losses, illegality, and any other customary yield and increased costs protection deemed necessary by the Lenders to provide customary protection.

2. The Lenders will be permitted to assign and participate Loans, notes and commitments. Any assignments would be by novation and would not require the Borrower's consent. Participations shall be without restrictions and participants will have the same benefits as the Lenders with regard to increased costs, capital adequacy, etc., and provision of information on the Borrower.

3. Indemnification of the Agent, each of the Lenders and each of their respective affiliates, directors, officers, partners, agents and employees (collectively, the "Indemnified Parties") from and against any losses, claims, damages, liabilities or other expenses.

4. The Borrower will pay all of the Agent's fees and other out-of-pocket expenses (including the reasonable fees and out-of-pocket expenses of the Agent's legal counsel, Mayer, Brown & Platt) arising out of or in connection with the Credit Facility, this Term Sheet or the Credit Documentation, including any such fees and expenses which may arise from or in connection with any action, suit or proceeding (whether or not an Indemnified Party is a party or is subject thereto).

5. Amendments and waivers of the Credit Documentation will require the approval of Lenders holding 51% or more of the Loans and commitments, except that the consent of all the Lenders shall be required with respect to certain issues to be specified by the Agent.

6. Waiver of jury trial.

7. New York governing law; consent to exclusive New York jurisdiction; appointment of New York process agent.

8. At Closing, the Agent and Lenders will assign any and all claims they have against Singer Furniture Company to The Singer Company N.V. or an entity designated by The Singer Company N.V.

9. If consensual agreement among the Borrower and the Agent and Lenders cannot be reached regarding any issue relating to the terms of the final documentation of the Credit Facility that is not specifically established in this Term Sheet, the Borrower and the Agent and Lenders hereby agree that such issue shall be submitted to the Bankruptcy Court, the determination of which shall be binding on the parties and shall be implemented in such documentation.

This Term Sheet does not purport to summarize all the conditions, covenants, representations, warranties and other provisions which would be contained in the Credit Documentation in form and substance reasonably satisfactory to the Agent and its counsel.

SCHEDULE 1.113

SCHEDULE OF REINSTATED SINGER GUARANTEE CLAIMS

TO BE FILED ON OR BEFORE
THE EXHIBIT FILING DATE

(This page intentionally left blank)

TERMS OF SINGER TURKEY RESTRUCTURING TRANSACTION

LETTER OF UNDERSTANDING

June 22, 2000

Qatar Islamic Bank (S.A.Q)
P.O. Box 559
Doha, Qatar

Al-Tawfeek Co. for Investment Funds Ltd.
P.O. Box 6854
Jeddah 21452
Saudi Arabia

Re: The Singer Company, N.V. -- Transaction in Turkey

Gentlemen:

As you are aware, on June 22, 2000, The Singer Company, N.V. ("Singer") and its affiliated debtors and debtors in possession filed the First Amended Joint Plan of Reorganization (the "Plan") with the U.S. Bankruptcy Court for the Southern District of New York. As a result of various transactions that occurred prior to the filing of the Plan, Singer Sewing Machine Company Ltd. ("Singer-Bermuda") owes approximately $6,000,000 to each of Qatar Islamic Bank (S.A.Q.) ("QIB") and Al-Tawfeek Co. for Investment Funds Ltd. ("Al-Tawfeek"), and Amedo Sewing Machines (Jordan) Limited ("Singer-Amedo") owes approximately $6,000,000 to each of QIB and Al-Tawfeek. The payment of such amounts are fully guaranteed by Singer.

In connection with the Plan, Singer has proposed various transactions relating to the obligations of Singer-Bermuda and Singer-Amedo to QIB and Al-Tawfeek, which transactions are described below, and QIB and Al-Tawfeek have indicated their willingness to proceed with the proposed transactions, all on the terms and conditions specified below. In setting forth the following terms and conditions, the parties hereto assume that the obligations of Singer-Bermuda to QIB and Al-Tawfeek are $6,000,000 each and that the obligations of Singer-Amedo to QIB and Al-Tawfeek are also $6,000,000 each. If the actual obligations of Singer-Bermuda and Singer-Amedo are greater or less than such amounts, the amounts of the payments and transactions described below will be appropriately adjusted.

Now, therefore, the parties hereto hereby agree as follows:

Singer-Bermuda will use its reasonable commercial efforts to transfer all of its assets in Turkey or comprising the assets of its Turkey branch (tangible and intangible, real and personal) to Sinmak Dikis Makinalari Sanayi Anonim Sirketi ("Sinmak").

Singer-Bermuda will assign to Sinmak, and Sinmak will assume, the obligations currently owed by Singer-Bermuda to QIB and Al-Tawfeek. QIB and Al-Tawfeek will consent to such assignment and assumption.

Sinmak, QIB and Al-Tawfeek will agree to reschedule such obligations (such obligations, as so rescheduled, being the "Rescheduled Obligations") for payment over a period of seven years. Sinmak will make a total payment of $560,000 during each of the first two years, payable quarterly, and a total payment of $2,174,000 during each of the remaining five years, also payable quarterly.

Sinmak will enter into a murabaha transaction with QIB and Al-Tawfeek, pursuant to which QIB and Al-Tawfeek will be requested to purchase from another entity wholly-owned by Singer (the "Singer Entity") certain tangible assets identified by Sinmak for a purchase price of $16,000,000. QIB and Al-Tawfeek will resell such assets to Sinmak for a resale price of $24,000,000 (such amount being the "Murabaha Obligations" and, together with the Rescheduled Obligations, the "Combined Obligations"). The Murabaha Obligations will be paid over a period of seven years, with a total payment of $1,120,000 during each of the first two years, payable quarterly, and a total payment of $4,350,000 per year for the remaining five years, also payable quarterly. All payments of the Combined Obligations will be "grossed up" for any applicable Turkish withholding taxes or levies.

The purchase price received by the Singer Entity in the murabaha transaction will be paid into an escrow account with an appropriate escrow agent. The escrow agent will have standing instructions from QIB, Al-Tawfeek and the Singer Entity to pay $12,000,000 of the purchase price to QIB and Al-Tawfeek in relation to the obligations owed by Singer-Amedo to QIB and Al-Tawfeek. The escrow agent will also have standing instructions to disburse the remaining $4,000,000 to the Singer Entity. Such funds may be used by the Singer Entity and by Singer for general corporate purposes.

Sinmak will secure its payment of the Combined Obligations by granting to QIB and Al-Tawfeek a mortgage lien on its real property in Turkey. The mortgage documentation will contain customary terms and provisions, including, without limitation, a prohibition against other liens on the real property, the furnishing of financial statements and other information, and access to the real property.

The mortgage documentation or a separate call option letter will grant to Sinmak the right to require QIB and Al-Tawfeek, at any time after the 14th quarterly payment of the Combined Obligations, to release its mortgage lien on the real property in connection with a bona fide sale of the real property by Sinmak to a third party, provided that the net proceeds arising from such sale are paid directly to QIB and Al-Tawfeek, and such net proceeds exceed 75% of the unpaid Combined Obligations at such time. The net proceeds received by QIB and Al-Tawfeek would be applied against the installments of the Combined Obligations in the order of maturity. Sinmak would continue to be obligated to pay the remaining balance of the Combined Obligations in accordance with the agreed payment schedule. If the net proceeds arising from such sale exceed the amount of the unpaid Combined Obligations at such time, such excess shall be remitted by QIB and Al-Tawfeek to Sinmak promptly upon receipt.

The mortgage documentation will also permit Sinmak to prepay the Combined Obligations and obtain a termination of the mortgage lien held by QIB and Al-Tawfeek. The prepayment mechanism will be structured in an Islamically-acceptable manner and may include a fee payable to QIB and Al-Tawfeek at the time of such prepayment.

Singer-Bermuda will guarantee the repayment of the Combined Obligations. The guarantee will be a guarantee of payment, not a guarantee of collection. Singer-Bermuda will secure its obligations under its guarantee by granting to QIB and Al-Tawfeek a first priority and perfected security interest in its beneficial interest in the Singer Creditor Trust established pursuant to the Plan to the extent such beneficial interest is attributable to the shares of Singer allocated to Singer-Bermuda pursuant to the Plan. Upon the sale of such shares, the first priority and perfected security interest of QIB and Al-Tawfeek will apply to the cash proceeds of such sale.

Singer-Bermuda will have the right to make a demand, interest-bearing loan of such cash proceeds to Singer in an amount not exceeding the product of the Agreed Percentage (as defined below) and the aggregate amount of such cash proceeds. The "Agreed Percentage" is the percentage obtained by dividing the U.S. dollar equivalent of the average of the fair market valuations of the real property of Sinmak in Turkey determined by DTZ Pamir and CB Richard Ellis by $20,000,000. Any such loan will be evidenced by a promissory note issued by Singer, which promissory note will be pledged by Singer-Bermuda to QIB and Al-Tawfeek to secure Singer-Bermuda's guarantee of the Combined Obligations. In connection with any such loan, Singer will also guarantee the repayment of the Combined Obligations, such guarantee to be in an amount equal to the total obligations of Singer under such loan. Such guarantee will be a guarantee of payment, not a guarantee of collection.

QIB and Al-Tawfeek will release Singer from its guarantee of the obligations of Singer-Bermuda and Singer-Amedo to QIB and Al-Tawfeek.

All costs and expenses incurred by QIB and Al-Tawfeek in connection with the contemplated transactions will be paid by Singer and/or Sinmak, regardless of whether the contemplated transactions are consummated, unless such failure to consummate the transactions is the fault of QIB or Al-Tawfeek. Such costs and expenses include, without limitation, the reasonable fees and disbursements of legal counsel to QIB and Al-Tawfeek (subject to Bankruptcy Court approval), the costs of obtaining appraisals of the real property owned by Sinmak and all deductions, commissions, taxes and withholdings incurred in connection with the transactions.

The foregoing transactions are to be implemented on or prior to the date (the "Closing Date") not later than seven days after the date on which the Plan becomes effective. The obligations of QIB and Al-Tawfeek to proceed with the foregoing transactions are subject to (i) the execution and delivery of legal documentation in form and substance reasonably satisfactory to QIB and Al-Tawfeek, (ii) the payment on the Closing Date of the costs and expenses referenced in paragraph 12, above, (iii) the receipt of legal opinions from their legal counsel and from legal counsel to Singer, Sinmak and Singer-Bermuda, as QIB and Al-Tawfeek may reasonably request and (iv) confirmation of the Plan (substantially in the form presented to the U.S. Bankruptcy Court at the hearing on the Disclosure Statement to be held on June 22, 2000) in accordance with the U.S. Bankruptcy Code. The parties hereto acknowledge that QIB and Al-Tawfeek are Islamic financial institutions and that the documentation and final terms of the transactions contemplated hereby must satisfy the Islamic requirements of QIB and Al-Tawfeek, while preserving substantially comparable economic consequences for all parties.

This Letter of Understanding represents the entire agreement of the parties as to the matters herein contemplated and supercedes any prior written or oral agreement as to such matters. Until the implementation of the transactions herein contemplated, QIB and Al-Tawfeek retain all of their rights and claims against Singer, Singer-Bermuda, Sinmak and Singer-Amedo in relation to the transactions referenced in the first paragraph hereof, and the amounts due and payable thereunder.

This Letter of Understanding may not be waived, amended or modified other than by a written instrument signed by all of the parties hereto.

This Letter of Understanding shall be governed by, and construed in accordance with, the law of the State of New York, without regard to principles of conflicts of law.

This Letter of Understanding may be signed in one or more counterparts and by the different parties hereto in separate counterparts, each of which shall be an original and all of which taken together shall constitute one and the same instrument.

If you are in agreement with the foregoing, please sign this Letter of Understanding in the space indicated below.

Very truly yours,

THE SINGER COMPANY, N.V.

By____________________________
Name:
Title:

SINGER SEWING MACHINE COMPANY LTD.

By____________________________
Name:
Title:

SINMAK DIKIS MAKINALARI SANAYI ANONIM SIRKETI

By____________________________
Name:
Title:

AMEDO SEWING MACHINES (JORDAN) LIMITED

By____________________________
Name:
Title:

Accepted and Agreed.

QATAR ISLAMIC BANK (S.A.Q.)

By________________________
Name:
Title:

AL-TAWFEEK CO. FOR INVESTMENT FUNDS LTD.

By________________________
Name:
Title:

(This page intentionally left blank)

SCHEDULE OF CAUSES OF ACTION CONSTITUTING TRUST CLAIMS

Any Cause of Action against a Person that is a not a Debtor or an Affiliate of a Debtor arising out of the facts listed below, other than a Cause of Action based upon the provision of goods or services provided in the ordinary course of business:

1. Effective October 1, 1995, Singer acquired from SSMC Inc. N.V. ("SSMC NV") a 100% interest in the Singer Furniture Company ("Singer Furniture") for a preliminary purchase price of $27.5 million settled through the offset of receivables held by SSMC NV and its affiliates. The purchase price was subsequently reduced to zero and the offset of receivables was reversed. Singer also acquired effective October 1, 1995 from SSMC NV, at book value, the rights to a loan participation of $12.7 million from a lender to Singer Furniture. Subsequent to the acquisition of Singer Furniture, Singer made additional loans to Singer Furniture to fund operating losses.

2. During 1994 and 1995, Singer acquired certain "Excluded Operations" from SSMC NV, a wholly-owned subsidiary of Akai, after they had allegedly achieved certain profitability criteria. The Excluded Operations so acquired included: (i) in 1994 a 51% interest in Hua Nan, a 51% interest in Singer Indonesia, and a 100% interest in Singer España and certain operations in Turkey for an aggregate of $27.5 million, and (ii) in 1995 a 51% interest in Singer India and a 100% interest in Singer Italy for an aggregate of $21.9 million. In 1994, Akai sold directly to Singer a 70% interest in Singer Vietnam for $15.4 million. In 1996, Akai Electric Co. Ltd., an 85%-owned subsidiary of Akai, sold to Singer Akai's water purification business for $7.8 million. In 1996, Shinjuku, a subsidiary of Akai sold to Singer a 98% interest in Singer Turkey for $7 million.

3. Effective as of December 31, 1997, Akai sold to Singer its entire interest in G.M. Pfaff AG ("Pfaff"), constituting approximately 80.5% of the outstanding ordinary shares of Pfaff, for a purchase price of approximately $157.5 million (the "Purchase Price"). The Purchase Price consisted of a cash payment of $50 million, the offset of $33.5 million in amounts due from Akai and the issuance to Akai of Cumulative Series A Convertible Preferred Stock (the "Preferred Shares") in the amount of $75 million. Shortly after the acquisition of Pfaff, Singer lent a significant amount to Pfaff to, among other things, pay down bank loans of Pfaff.

4. In December 1997, Singer entered into an agreement with Kellerman Ltd. ("Kellerman") to acquire an indirect 84% interest in A/O Concern Podolsk, a manufacturer and distributor of sewing machines with property holdings and product equipment, in Podolsk, Russia subject to the satisfaction of certain closing conditions. The agreement required a deposit of $50 million upon signing to be held in a bank account by Kellerman. Instead, the money was paid to Akai on the instructions of Mr. James Ting contrary to the terms of the agreement. The closing of the agreement was subject to obtaining, and the acceptance by the contracting parties, of a fair market value appraisal by an internationally recognized independent appraisal company, to determine the final purchase price, and to the satisfaction of certain other closing conditions including approval by the company's directors. An appraisal was delivered to Singer in 1998, but was not accepted by Singer.

5. In August, 1999, Singer entered into an amended agreement to acquire certain property and equipment from A/O Concern Podolsk. The amended agreement called for Singer to purchase certain assets for a purchase price of $30.6 million, subject to the satisfaction of certain closing conditions. The balance of $23.6 million, including interest, was to be refunded to Singer according to a schedule through October 1, 1999. The refund was to be made directly by the seller or by Akai.

6. In 1998, Singer repaid most of a loan for borrowed money it had received in 1998 from Rocket Fire Limited. In 1999, Singer repaid two loans it had received in 1998 from Hampton International Group and Unifield International.

7. In May 1999, Mr. James Ting sold Singer's Taiwan manufacturing operations to Yen International (Yen) for $58.6 million, to be satisfied by payment of cash consideration of $10 million and assumption of certain intercompany liabilities totaling $48.6 million on terms that Stephen H. Goodman and his management team had informed Mr. Ting in writing were not acceptable. Nevertheless, Mr. Ting consummated the transaction and orally informed Mr. Goodman and members of his management team that the objectionable terms had been amended. The transaction documents were executed in Chinese and were not approved by Mr. Goodman or Singer's board of directors. The transaction closed before Yen paid the $10 million to Singer and no such payment has been received; provided that any claims arising out of the facts set forth in this paragraph 7 shall first be utilized as an offset against, or to recoup from, any claims asserted by Singer Taiwan, Yen International or any of their affiliates or successors against Singer or its Affiliates that are allowed or determined valid by a court of competent jurisdiction.

SCHEDULE 5.16(c)

SCHEDULE OF ALLOWED INTERCOMPANY CLAIMS

Intercompany Creditor / Intercompany Debtor	The Singer Company N.V.	Singer Export Limited	Singer Do Brasil Industria e Commercio Ltda.	The Singer Company B.V.	Sinmak Dikis Makinalari Sanayi Anonim Sirketi	Singer Sewing Company	Singer Furniture Company	SSMC Inc. II N.V.	SSMC Inc. IV N.V.
The Singer Company N.V.	-	0 (*1,2,3*)	17,022,766	0	0	8,732,883 (*4,5*)	0	4,244,799	675,741
Singer Export Limited	0	-	4,665,477	0	0	2,770,682	0	0	0
Sewing Equipment Specialists Corp.	0	0	0	0	0	0	0	0	0
Hopestown, Ltd.	239,512	0	0	0	0	0	0	0	0
Singer XVI Limited	11,712,296	0	0	0	0	0	0	0	0
Star Nation International Limited	1,679,290	0	0	0	0	0	0	0	0
SSMC Beteilingungsesellschaft mbH	0	0	0	0	0	0	0	0	0
The Singer Company Limited	0	0	0	0	0	0	0	0	0
Singer Do Brasil Industria e Commercio Ltda.	0	0	-	0	0	0	0	0	0
The Singer Company B.V.	206,086,621	2,399,000	0	-	0	0	0	0	0
Sinmak Dikis Makinalari Sanayi Anonim Sirketi	15,380,144	0	122,699	0	-	0	359,789	0	0
Singer Electrogerate Vertriebsgesellschaft, mbH	0	0	0	0	0	0	0	0	0
Singer Australia Limited	0	718,424	3,386	0	0	12,888	0	0	0
The Singer Company (Proprietary) Limited	0	2,190,345	208,718	0	25,746	64,215	0	0	0
International Piecework Controls, Inc.	411,845	0	0	9,383,000	0	0	0	0	0
Alencon Manufacturing Corporation	0	0	0	0	0	25,342	0	0	0
Singer Sewing Company	0 (*4,5*)	0	9,590,295	13,942,000	0	-	0	0	0
Singer Industrial Sewing Products Company	0	0	0	0	0	288,627	0	0	0
The Singer Company	0	0	0	0	0	0	0	0	0
Singer Furniture Company	65,683,000	0	0	0	0	0	-	0	0
SSMC Inc. II N.V.	0	0	0	0	0	0	0	-	0
SSMC Inc. IV N.V.	56,393,681	0	0	0	0	0	0	0	-
Industrial Sewing Products Distribution Corp.	1,321,200	0	0	0	0	0	0	0	0
SSMC Inc. VI N.V.	0	0	0	0	0	0	0	0	0
Amedo Sewing Machines (Jordan) Limited	0	1,838,499	0	0	0	508,164	67,000	0	0
Zenaida Investment Company N.V.	9,018,141	0	0	0	0	0	0	0	0
Singer Limited	0	0	0	0	0	0	0	0	0
Singer Sewing Machine Company	0	0	0	0	0	0	0	0	0
Singer Spezialnadelfabrik, Gmbh	0	0	0	0	0	0	0	0	0
Singer Sewing Machine Company of Canada	831,118	0	196,813	1,636,304	0	4,914,380	0	0	0
Madrina (Austria) Holdings B.V.	1,757,570	0	0	0	0	0	0	0	0
Madrina (Italy) Holdings B.V.	55,868,672	0	0	0	0	0	0	0	0
Madrina (Scandinavia) Holdings B.V.	5,004,802	0	0	0	0	0	0	0	0
Madrina (Spain) Holdings B.V.	18,247,766	0	0	0	0	0	0	0	0
Singer III B.V.	0	0	0	0	0	0	0	0	0
Singer IV B.V.	0	0	0	0	0	0	0	0	0
Singer V B.V.	108,190	0	0	0	0	0	0	0	0
Singer (Shanghai) B.V.	12,732,406	0	0	0	0	0	0	0	0
Singer VII B.V.	3,797,021	0	0	0	0	0	0	0	0
Singer VIII B.V.	2,347,686	0	0	0	0	0	0	0	0
Singer IX B.V.	1,862,720	0	0	0	0	0	0	0	0
Singer X B.V.	1,004,501	0	0	0	0	0	0	0	0
Singer XI B.V.	8,495,820	0	0	0	0	0	0	0	0
Singer XII B.V.	464,055	0	0	0	0	0	0	0	0
Singer II B.V.	79,518,894	0	0	173,760	0	0	0	0	0

Intercompany Creditor / Intercompany Debtor	Industrial Sewing Products Distribution Corp.	Amedo Sewing Machines (Jordan) Limited	Singer Spezialnadel-fabrik, Gmbh	Singer Sewing Machine Company of Canada	Singer (Shanghai) B.V.	Distributor Operations South America S.A. (Uruguay)	Singer Espana S.A. (Spain)	Singer Industries (Ceylon) Ltd. (Sri Lanka)	Singer Italia SPA (Italy)	Singer Maroc S.A. (Morocco)
The Singer Company N.V.	0	31,168,594	0	0	0	647,078	0	0	0	0
Singer Export Limited	0	0	0	0	0	282,580	0	0	0	174,891
Sewing Equipment Specialists Corp.	0	0	0	0	0	0	0	0	0	0
Hopestown, Ltd.	0	0	0	0	0	0	0	0	0	0
Singer XVI Limited	0	0	0	0	0	0	0	0	0	0
Star Nation International Limited	0	0	0	0	0	0	0	0	0	0
SSMC Beteilingungsesellschaft mbH	0	0	0	0	0	0	0	0	0	0
The Singer Company Limited	0	0	0	0	0	0	0	0	0	0
Singer Do Brasil Industria e Commercio Ltda.	0	319,976	0	0	405,074	0	0	0	0	0
The Singer Company B.V.	1,000,000	0	0	0	0	0	43,000	0	33,000	0
Sinmak Dikis Makinalari Sanayi Anonim Sirketi	0	0	0	0	0	0	0	0	0	0
Singer Electrogerate Vertriebsgesellschaft, mbH	0	0	0	0	0	0	0	0	0	0
Singer Australia Limited	0	0	114,237	953,176	0	0	0	63,967	89,339	0
The Singer Company (Proprietary) Limited	0	1,785,215	0	0	0	0	0	0	0	0
International Piecework Controls, Inc.	0	0	0	0	0	0	0	0	0	0
Alencon Manufacturing Corporation	0	0	0	0	0	0	0	0	0	0
Singer Sewing Company	0	0	0	0	0	0	0	0	0	0
Singer Industrial Sewing Products Company	0	0	0	0	0	0	0	0	0	0
The Singer Company	0	0	0	0	0	0	0	0	0	0
Singer Furniture Company	0	0	0	0	0	0	0	0	0	0
SSMC Inc. II N.V.	0	0	0	0	0	0	0	0	0	0
SSMC Inc. IV N.V.	0	0	0	0	0	0	0	0	0	0
Industrial Sewing Products Distribution Corp.	-	0	0	0	0	0	0	0	0	0
SSMC Inc. VI N.V.	0	0	0	0	0	0	0	0	0	0
Amedo Sewing Machines (Jordan) Limited	0	-	0	0	0	0	0	0	0	0
Zenaida Investment Company N.V.	0	0	0	0	0	0	0	0	0	0
Singer Limited	0	0	0	0	0	0	0	0	0	0
Singer Sewing Machine Company	0	0	0	0	0	0	0	0	0	0
Singer Spezialnadelfabrik, Gmbh	0	0	-	0	0	0	0	0	0	0
Singer Sewing Machine Company of Canada	0	0	0	-	0	0	0	0	0	0
Madrina (Austria) Holdings B.V.	0	0	0	0	0	0	0	0	0	0
Madrina (Italy) Holdings B.V.	0	0	0	0	0	0	0	0	0	0
Madrina (Scandinavia) Holdings B.V.	0	0	0	0	0	0	0	0	0	0
Madrina (Spain) Holdings B.V.	0	0	0	0	0	0	0	0	0	0
Singer III B.V.	0	0	0	0	0	0	0	0	0	0
Singer IV B.V.	0	0	0	0	0	0	0	0	0	0
Singer V B.V.	0	0	0	0	0	0	0	0	0	0
Singer (Shanghai) B.V.	0	0	0	0	-	0	0	0	0	0
Singer VII B.V.	0	0	0	0	0	0	0	0	0	0
Singer VIII B.V.	0	0	0	0	0	0	0	0	0	0
Singer IX B.V.	0	0	0	0	0	0	0	0	0	0
Singer X B.V.	0	0	0	0	0	0	0	0	0	0
Singer XI B.V.	0	0	0	0	0	0	0	0	0	0
Singer XII B.V.	0	0	0	0	0	0	0	0	0	0
Singer II B.V.	0	0	0	0	0	0	0	0	0	0

Intercompany Creditor / Intercompany Debtor	Singer Mexicana S.A. de C.V. (Mexico)	Singer Nikko Company Limited (Japan)	Singer Productos Electricos S.A. (Portugal)	Singer Sewing Machine Company Ltd. (Bermuda)	Singer (Shanghai) Sewing Machine Company Ltd. (China)	Singer Sverige A/B (Sweden)	SSMC Inc. III N.V. (Netherlands Antilles)	SSMC Inc. V N.V. (Netherlands Antilles)	Himec India Limited
The Singer Company N.V.	6,601,589 (6)	0	3,338,589	76,115,350	0	0	11,012	58,559,258	0
Singer Export Limited	0	1,302,786	0	191,167	6,510,291	0	0	0	327,574
Sewing Equipment Specialists Corp.	0	0	0	0	0	0	0	0	0
Hopestown, Ltd.	0	0	0	0	0	0	0	0	0
Singer XVI Limited	0	0	0	0	0	0	0	0	0
Star Nation International Limited	0	0	0	0	0	0	0	0	0
SSMC Beteilingungsesellschaft mbH	0	0	0	0	0	0	0	0	0
The Singer Company Limited	0	0	0	0	0	0	0	0	0
Singer Do Brasil Industria e Commercio Ltda.	0	38,525	0	255,000	0	0	0	0	0
The Singer Company B.V.	0	0	77,210	0	0	0	0	0	0
Sinmak Dikis Makinalari Sanayi Anonim Sirketi	0	0	0	63,241	0	0	0	0	0
Singer Electrogerate Vertriebsgesellschaft, mbH	0	0	0	0	0	0	0	0	0
Singer Australia Limited	0	0	0	0	0	0	0	0	0
The Singer Company (Proprietary) Limited	0	273,725	0	0	0	0	0	0	0
International Piecework Controls, Inc.	0	0	0	0	0	0	0	0	0
Alencon Manufacturing Corporation	0	0	0	0	0	0	0	0	0
Singer Sewing Company	0	14,895,580	0	155,874	0	0	0	0	0
Singer Industrial Sewing Products Company	0	0	0	0	0	0	0	0	0
The Singer Company	0	0	0	0	0	0	0	0	0
Singer Furniture Company	0	0	0	0	0	0	0	0	0
SSMC Inc. II N.V.	0	0	0	0	0	0	0	0	0
SSMC Inc. IV N.V.	0	0	0	0	0	0	0	0	0
Industrial Sewing Products Distribution Corp.	0	0	0	0	0	0	0	0	0
SSMC Inc. VI N.V.	0	0	0	0	0	0	0	0	0
Amedo Sewing Machines (Jordan) Limited	0	112,335	0	33,022	0	0	0	0	0
Zenaida Investment Company N.V.	0	0	0	0	0	0	0	0	0
Singer Limited	0	0	0	0	0	0	0	0	0
Singer Sewing Machine Company	0	0	0	0	0	0	0	0	0
Singer Spezialnadelfabrik, Gmbh	0	0	0	0	0	0	0	0	0
Singer Sewing Machine Company of Canada	0	139,451	0	0	0	0	0	0	0
Madrina (Austria) Holdings B.V.	0	0	0	0	0	0	0	0	0
Madrina (Italy) Holdings B.V.	0	0	0	0	0	0	0	0	0
Madrina (Scandinavia) Holdings B.V.	0	0	0	0	0	94,000	0	0	0
Madrina (Spain) Holdings B.V.	0	0	0	0	0	0	0	0	0
Singer III B.V.	0	0	0	0	0	0	0	0	0
Singer IV B.V.	0	0	0	0	0	0	0	0	0
Singer V B.V.	0	0	0	0	0	0	0	0	0
Singer (Shanghai) B.V.	0	0	0	0	0	0	0	0	0
Singer VII B.V.	0	0	0	0	0	0	0	0	0
Singer VIII B.V.	0	0	0	0	0	0	0	0	0
Singer IX B.V.	0	0	0	0	0	0	0	0	0
Singer X B.V.	0	0	0	0	0	0	0	0	0
Singer XI B.V.	0	0	0	0	0	0	0	0	0
Singer XII B.V.	0	0	0	0	0	0	0	0	0
Singer II B.V.	0	0	0	0	0	0	0	0	0

Notes to Intercompany Claims Summary:

1. Pursuant to Section 7.3 of the Plan, Singer Export's account receivable from Singer Mexicana S.A. de C.V. (a non-Debtor) ("Singer Mexico") in the amount of $12,245,000 will be assigned to Reorganized Singer, and Singer Export shall be granted an Allowed General Unsecured Claim against Singer in the amount of $12,245,000.

2. Pursuant to an order entered by the Bankruptcy Court on March 30, 2000, Singer assumed the account receivable of Singer Export from Singer Italia Spa (a non-Debtor) in the amount of $1,966,822, and Singer Export was granted an Allowed General Unsecured Claim against Singer in the amount of $1,966,822. The net Allowed Intercompany Claim of Singer Export against Singer will be $14,211,822.

3. Pursuant to an order anticipated to be entered by the Bankruptcy Court prior to the Confirmation Hearing, the Allowed General Unsecured Claims of JUKI Corporation ("JUKI") against Singer Export of $1,081,055.51 will be assigned to Reorganized Singer.

4. Pursuant to Section 5.16(d) of the Plan, Singer will be granted an Allowed General Unsecured Claim against Singer Sewing Company in the amount of $44 million. This Allowed General Unsecured Claim shall be netted against the Intercompany Claim of Singer Sewing Company against Singer that existed as of the Petition Date.

5. Pursuant to an order anticipated to be entered by the Bankruptcy Court prior to the Confirmation Hearing, JUKI's Allowed Claim against Singer Sewing Company of $1,632,659.42 shall be assigned to Singer. As a result of this transaction and the transaction described in Note 4 above, Singer has a net Allowed Intercompany Claim against Singer Sewing Company of approximately $36,899,776.42.

6. As discussed in Note 1 above, Singer Export's account receivable from Singer Mexico of $12,245,000 will be assigned to Reorganized Singer. Reorganized Singer will offset such receivable against Singer's account payable to Singer Mexico. As a result, Reorganized Singer will have a net intercompany claim against Singer Mexico.

Debtor Entities with No Intercompany Claims against other Debtor Entities

Sewing Equipment Specialists Corp.
Hopestown, Ltd.
Singer XVI Limited
Star Nation International Limited
SSMC Beteilingungsesellschaft mbH
The Singer Company Limited
Singer Electrogerate Vertriebsgesellschaft, mbH
Singer Australia Limited
The Singer Company (Proprietary) Limited
International Piecework Controls Inc.
Alencon Manufacturing Corporation

Singer Industrial Sewing Products Company
The Singer Company
SSMC Inc. VI N.V.
Zenaida Investment Company N.V.
Singer Limited
Singer Sewing Machine Company
Madrina (Austria) Holdings B.V.
Madrina (Italy) Holdings B.V.
Madrina (Scandinavia) Holdings B.V.
Madrina (Spain) Holdings B.V.

Singer III B.V.
Singer IV B.V.
Singer V B.V.
Singer VII B.V.
Singer VIII B.V.
Singer IX B.V.
Singer X B.V.
Singer XI B.V.
Singer XII B.V.
Singer II B.V.

Non-Debtor Entities with No Intercompany Claims against other Debtor Entities

Brasmaco Comercio e Exportacoes Ltda
Caribbean Sewing and Consumer Products Ltd.
Columbian Sewing Machine Company
Commercial Capital Ltd.
Commercial Leasing Company (PVT) Ltd.
Companie Guinieene de Machines a Coudre S.A.R.L.
Electrical and System Services Company Limited
Ellen Investment, N.V.
Excellar Productos Electricos S.A.
Freshfield Holdings Limited
G.M. Pfaff A.G.
Himec India Limited
Impulsora Commercial Singer, C.A.
Industria Fabril SOMC, C.A.
International Leasing & Financial Services Ltd.
Kaytikling Realty Corp.
Litigio B.V.
Luchtmolen, B.V.
Luchtmolen GmbH
Madrina (Benelux) Holdings B.V.
Madrina (Portugal) Holdings B.V.
Madrina (Portugal) Holdings 2 B.V.
Mahavir Founders & Engineers Ltd.
Meritec India Limited
Muebles y Maquinados S.A. de C.V.
Muebles y Maquinados de Exportacion S.A. de C.V.
N.V. Singer S.A.
Neatport, Ltd.
Nigerian Sewing Machine Mfg. Co.
P.T. Singer Industries Indonesia
Panamby Productos de Petroeio Ltda
Pine Kaihatsu Company Ltd.

Pine Service Company Ltd.
Pine Trading Company Ltd.
Regnis (Lanka) Limited
Regnis Mexicana
Rentons, Ltd.
Romedek S.A.
Roseg Household Products GmbH
Roseg Inv, B.V.
S.T. - Productos Electricos, Lda
Sansui (Thailand) Ltd.
Sensitiva Comercio Importacao Exportacao e Servicos Ltd.
Singer A.E.E. & Home Appliances
Singer Algeria S.A.R.L.
Singer Asia Pte. Ltd.
Singer Bangladesh Limited
Singer (Broker) Ltd.
Singer Bulgaria
Singer Liquidation Management Company N.V.
Singer Chain Store (Shanghai) Co. Ltd.
Singer (China) Limited
Singer Congo S.A.
Singer Czechoslovakia SPOLS.R.O.
Singer Danmark A/S
Singer de Argentina S.A.
Singer de Chile S.A.
Singer de Costa Rica S.A.
Singer del Uruguay
Singer do Nordeste Ltda
Singer Europa S.G.P.S., S.A.
Singer Finance Corporation
Singer Furniture Pty. Limited

Singer Furniture (Zhongshan) Co. Ltd.
Singer Hua Nan Sewing Machine Company Ltd.
Singer India Limited
Singer India Trading Limited
Singer Industrial and Commercial Limited
Singer Industries Philippines Inc.
Singer Industries (Thailand) Ltd.
Singer Nederland B.V.
Singer Negozi Srl
Singer Nikko Hong Kong Ltd.
Singer Norge A/S
Singer Pakistan Ltd.
Singer Poland Limited
Singer Romania SRL
Singer Servicos de Technologia e Desenvolvimento, LDA
Singer Sewing Machine Company (Guyana) Ltd.
Singer Sewing Machine Company (Jamaica) Ltd.
Singer Sewing Machine Company Tunisia Limited
Singer Sourcing Limited
Singer (Sri Lanka) Ltd.
Singer Staff Education Trust
Singer Thailand Public Company Limited
Singer Trading (Thailand) Ltd.
Singer Vietnam Company Limited
Societe Generale de Commerce S.A.R.L.
S.T. Productos Electricos S.A.
Teleshan (PVT) Limited
Thai Swedish Furniture
The Computer Company Ptd. Limited
TVS Sewing Needles Limited

SCHEDULE 7.10

SCHEDULE OF REORGANIZATION BONUSES

**TO BE FILED ON OR BEFORE
THE EXHIBIT FILING DATE**

(This page intentionally left blank)

SCHEDULE 8.1

NON-EXCLUSIVE SCHEDULE OF
REJECTED LEASES AND EXECUTORY CONTRACTS

**TO BE FILED ON OR BEFORE
THE EXHIBIT FILING DATE**

(This page intentionally left blank)

SCHEDULE 8.2

EXCLUSIVE SCHEDULE OF ASSUMED LEASES AND EXECUTORY CONTRACTS (INCLUDING ASSUMED EMPLOYMENT, RETIREMENT, INDEMNIFICATION AND OTHER INCENTIVE COMPENSATION PROGRAMS)

TO BE FILED ON OR BEFORE THE EXHIBIT FILING DATE

(This page intentionally left blank)

SCHEDULE 12.8(a)(i)

SCHEDULE OF OFFICERS AND DIRECTORS
OF THE DEBTORS THAT ARE RELEASED PERSONS

Ahmed, Iftikhar
Bozkurt, T.
Burke, W. Keith
Chin, Paul
Costa, Antonio
Davidson, James
Ferris, Michael
Goodman, Stephen H.
Harun, Azhar
Hobbes, Dianne
Inel, H Bulent
Kelly, James P.
Mailloux, Claude
Mazzini, Arthur
Mima, Shinji
Muhammed-Ally, Nilofur
Muhammed-Ally, B.
Noering, Thomas W.
Qualls, Brock
Ramanathan, Sinniah
Saydi, M. R.
Shah, Kamal
Siepman, Paul
Spohr, Pedro
Sutherland, John
Thambiah-Thaninayakaputhra, Samuel
Turnbull, Robert
Von Ehr, Joseph
Wakelnig, Hans
Watson, Cassandra
Watson, Phillip A.
Yuan, James

(This page intentionally left blank)

APPENDIX B

COMBINING TRANSACTIONS

(This page intentionally left blank)

APPENDIX B-1

EXISTING ORGANIZATION STRUCTURE OF DEBTORS

(This page intentionally left blank)

The first tier subsidiaries of The Singer Company N.V. are reflected on this page. Singer USA, LLC is the only such subsidiary that has any material holdings.



THE SINGER COMPANY N.V.
99%
Singer (China) Limited
Singer de Chile S.A.
Singer USA, LLC
Singer del Uruguay S.A.
40%
Nigerian Sewing Machine Mfg. Co. Ltd.
The direct and indirect subsidiaries of Singer USA, LLC are reflected on the following pages.

Shaded entities are non-Debtors

All entities 100% owned unless otherwise specified



Singer USA, LLC
80.5%
Star Nation International Limited
Hopestown Ltd.
Ellen Investment N.V.
Singer Limited
Zenaida Investment Company N.V.
SSMC Inc. VI N.V.
Singer Sewing. Machine Company
SSMC Inc. V N.V.
Singer Sewing Machine Company Ltd.
G.M. Pfaff A.G.
98%
SSMC Beteili-gungsge-sellschaft, mbH
Singer Maroc S.A.
Roseg Investment B.V.
Luchtmolen B.V.
Singer II B.V.
Singer Sewing Machine Company Tunisia Limited
Amedo Sewing Machines (Jordan) Limited
80%
Singer Export Limited
Sewing Equipment Specialists Corp
15%
Colombian Sewing Machine Company
Singer Congo S.A.
50%
20%
Singer Spezialna-delfabrik, GmbH
Roseg Household Products GmbH
Luchtmolen GmbH
Singer Nikko Company Limited
80%
Pine Kaihatsu Company Ltd.
Pine Service Company Ltd.
Pine Trading Company Ltd.
Singer Nikko Hong Kong Ltd.
Shaded entities are non-Debtors
Represents a first-tier subsidiary of Singer USA LLC



Singer USA, LLC
Singer XVI Limited
Freshfield Holdings Limited
The Singer Company B.V
The Singer Company Limited
SSMC Inc. III N.V.
Distributor Operations South America S.A.
Singer Liquidation Management Company N.V.
SSMC Inc. II N.V.
Rentons Ltd.
SSMC Inc. IV N.V.
Singer Africa Middle East Ltd.
51%
19%
Singer Vietnam Company Limited
See Pages 4 and 5
Singer de Costa Rica S.A.
Singer Sourcing Limited
80%
Singer Bangladesh Limited
40%
45%
Electrical and System Services Company Limited
International Leasing and Financial Services Limited
99.98%
Regnis Mexicana
Singer Mexicana S.A. de C.V.
99.98%
Muebles y Maquinados, S.A. de C.V.
Industrial Sewing Products Distribution Corporation
99.98%
Muebles y Maquinados de Exportacion, S.A. de C.V.
Shaded entities are non-Debtors
Represents a first-tier subsidiary of Singer USA LLC



The Singer Company B.V
Singer III B.V.
Madrina (Portugal) Holdings B.V.
Madrina (Italy) Holdings B.V.
Madrina (Benelux) Holdings B.V.
Madrina (Austria) Holdings B.V.
Madrina (Portugal) Holdings 2 B.V.
Singer Romania SRL
Singer Europa SGPS, S.A.
Singer Algerie S.A.R.L.
Romedek, S.A.
Singer Bulgaria
Madrina (Scandinavia) Holdings B.V.
99.9%
Singer A.E.E. & Home Appliances
19%
Industria Fabril SMOC, C.A.
The Singer Company (Proprietary) Ltd.
Singer IX B.V.
Singer Industrial and Commercial Limited
Madrina (Spain) Holdings B.V.
Singer Poland Limited
99%
Sensitiva Comercio Importacao Exportacoes e Servicos Ltda
Singer Czechoslovakia SPOL S.R.O.
99.99%
Singer do Brasil Industria e Comercio Ltda.
95%
99.99%
Singer Italia Spa
Singer Electrogerate Vertriebsgesellschaft mbh
Excelar Produtos Electricos S.A.
S.T. Produtos Electricos, Lda
Singer Danmark A/S
Singer Sverige A/B
Singer Industries Philippines Inc.
Singer Espana S.A.
Singer Do Nordeste Ltda
Singer Australia Limited
N.V. Singer S.A.
Singer Distribution S.A.
Singer Produtos Electricos S.A.
Singer Servicos de Technologia e Desenvolvimento, Lda
Singer Norge A/S
Singer Soumi Oy
Philippines Branch (Legally under SSMC (Bermuda))
Brasmaco Comercio e Exportacoes Ltda
Bangor Investment SA
65%
89.8%
The Computer Company Pty. Limited
Singer Negozi Srl
Singer Furniture Pty. Limited
40%
Kaytikling Realty Corp.
40%
Singer Finance Corporation
Panamby Productos de Petroleo Ltda
Shaded entities are non-Debtors
Singer do Brasil Industria e Comercio Ltda. owns 99% of Singer Do Nordeste Ltda. and 99.92% of Brasmaco Comercio e Exportacoes Ltda. Sensitiva Comercio Importacao Exportacoes e Servicos Ltda. owns the remaining percentage of such entities
Page 4


The Singer Company B.V
48%
Singer V B.V.
51%
Singer Hua Nan Sewing Machine Company Limited
Singer Sewing Machine Company (Guyana) Ltd.
Impulsora Commercial Singer, C.A
Singer VII B.V.
Singer Neder-land B.V.
24.8%
51%
40%
TVS Sewing Needles Limited
Singer India Limited
Singer India Trading Limited
Himec India Limited
Singer Staff Educa-tion Trust
10%
Menlec India Limited
Singer VIII B.V.
69.99%
Singer Pakistan Ltd.
Singer IV B.V.
Singer Sewing Machine Company of Canada Limited
Companie Guinienne de Machines a Coudre S.a.r.l.
Singer X B.V.
83.5%
81%
49.5%
Singer Indus-tries (Ceylon) Ltd.
Singer (Sri Lanka) Ltd.
Regnis (Lanka) Limited
30%
20%
19%
Commercial Leasing Company (PVT) Ltd
Teleshan (PVT) Limited
15%
15%
Commer-cial Capital Ltd
Singer Sewing Machine Company (Jamaica) Ltd.
Singer Shanghai B.V.
90%
95%
Singer (Shanghai) Sewing Machine Company Ltd.
Singer Furniture (Zhong-shan) Co. Ltd.
Singer Chain Store (Shanghai) Co., Ltd.
Singer XII B.V.
51%
P.T. Singer Industries Indonesia
Singer Asia Pte. Ltd
Singer Thailand Public Company Limited
9.9%
99.88%
99.86%
50.86%
99.7%
Thai Swedish Furniture
Singer Industries (Thailand) Ltd.
Singer Trading (Thai-land) Ltd.
Sansui (Thai-land) Ltd.
Singer (Broker) Limited
Singer XI B.V.
50%
Litigio B.V.
43.25%
Sinmak Dikis Makinalari Sanayi Anonim Sirketi
73%
Societe Generale de Commerce S.a.r.l.
Interna-tional Piecework Controls Inc.
Singer Sewing Com-pany
Singer Industrial Sewing Products Company
Singer Furniture Com-pany
The Singer Com-pany
Alencon Manufac-turing Corpo-ration
Shaded entities are non-Debtors

(This page intentionally left blank)

APPENDIX B-2

CONTEMPLATED ENTITY CONSOLIDATIONS PURSUANT TO THE PLAN

(This page intentionally left blank)

The first tier subsidiaries of The Singer Company N.V. are reflected on this page. Singer USA, LLC is the only such subsidiary that has any material holdings.



THE SINGER COMPANY N.V.*
99%
Singer (China) Limited
Singer de Chile S.A.
Singer USA, LLC*
Singer del Uruguay S.A.
40%
Nigerian Sewing Machine Mfg. Co. Ltd.
The direct and indirect subsidiaries of Singer USA, LLC are reflected on the following pages.
Entity to be liquidated or dissolved
All entities 100% owned unless otherwise specified
*Subject to Combining Transactions pursuant to Sections 5.16(e) and 7.1(b) of the Plan



Singer USA, LLC*
80.5%
Star Nakon International Limited
Hopestown Ltd.
Ellen Investment N.V.
Singer Limited
Zenaida Investment Company N.V.
SSMC Inc. VI N.V.
Singer Sewing. Machine Company
SSMC Inc. V N.V.
Singer Sewing Machine Company Ltd.
G.M. Pfaff A.G.
98%
SSMC Beteili-gungsge-sellschaft, mbH
Singer Maroc S.A.
Roseg Investment B.V.
Luchtmolen B.V.
Singer II B.V.
Singer Sewing Machine Company Tunisia Limited
Amedo Sewing Machines (Jordan) Limited
80%
Singer Export Limited
Sewing Equipment Specialists Corp
15%
Colombian Sewing Machine Company
Singer Congo S.A.
20%
50%
Singer Spezialna-delfabrik, GmbH
Roseg Household Products GmbH
Luchtmolen GmbH
Singer Nikko Company Limited
80%
Pine Kainatsu Company Ltd.
Pine Service Company Ltd
Pine Trading Company Ltd.
Singer Nikko Hong Kong Ltd.

Entity to be liquidated or dissolved

Represents a first-tier subsidiary of Singer USA LLC

*Subject to Combining Transactions pursuant to Sections 5.16(e) and 7.1(b) of the Plan



Singer USA, LLC*
Singer XVI Limited
Freshfield Holdings Limited
The Singer Company B.V
The Singer Company, Limited
SSMC Inc. III N.V.**
Distributor Operations South America S.A.**
Singer Liquidation Management Company, N.V.
SSMC Inc. II N.V.**
Rentons Ltd.
SSMC Inc. IV N.V.**
Singer Africa Middle East Ltd.
51%
19%
Singer Vietnam Company Limited
See Pages 4 and 5
Singer de Costa Rica S.A.
Singer Sourcing Limited
80%
Singer Bangladesh Limited
40%
Electrical and System Services Company Limited
45%
International Leasing and Financial Services Limited
99.98%
Regnis Mexicana
Singer Mexicana S.A. de C.V.
99.98%
Muebles y Maquinados, S.A. de C.V.
Industrial Sewing Products Distribution Corporation
99.98%
Muebles y Maquinados de Exportacion S.A. de C.V.
Entity to be liquidated or dissolved
Represents a first-tier subsidiary of Singer USA LLC
** Name of entity to be changed
*Subject to Combining Transactions pursuant to Sections 5.16(e) and 7.1(b) of the Plan


The Singer Company B.V
Singer III B.V.
Madrina (Portugal) Holdings B.V.
Madrina (Italy) Holdings B.V.**
Madrina (Benelux) Holdings B.V.
Madrina (Austria) Holdings B.V
Madrina (Portugal) Holdings 2 B.V
Singer Romania SRL
Singer Europa SGPS S.A.
Singer Algerie S.A.R.L
Romedek S.A
Singer Bulgaria
Madrina (Scandinavia) Holdings B.V
99.9%
Singer A.E.E. & Home Appliances
19%
Industria Fabril SMOC, C.A.
The Singer Company (Proprietary) Ltd
Singer IX B.V.**
Singer Industrial and Commercial Limited
Madrina (Spain) Holdings B.V.**
Singer Poland Limited
99%
Sensitiva Comercio Importacao Exportacoes e Servicos Ltda.
Singer Czechoslovakia SPOL S.R.O.
99.99%
Singer do Brasil Industria e Comercio Ltda.
95%
99.99%
Singer Italia Spa
Singer Electrogerate Vertriebsgesellschaft mbh
Excelar Produtos Electricos S.A.
S.T. - Produtos Electricos, Lda
Singer Danmark A/S
Singer Sverige A/B
Singer Industries Philippines Inc.
Singer Espana S.A.**
Singer Do Nordeste Ltda
Singer Australia Limited
N.V. Singer S.A.
Singer Distribution S.A.
Singer Produtos Electricos S.A.
Singer Servicos de Technologia e Desenvolvimento, Lda
Singer Norge A/S
Singer Soumi OY
Philippines Branch (Legally under SSMC (Bermuda))
Brasmaco Comercio e Exportacoes Ltda.
Bangor Investment S/A
65%
The Computer Company Pty. Limited
89.8%
Singer Furniture Pty. Limited
Singer Negozi Srl
40%
Kaytikling Realty Corp.
Panamby Productos de Petroleo Ltda
40%
Singer Finance Corporation
** Name of entity to be changed
Entity to be liquidated or dissolved
Singer do Brasil Industria e Comercio Ltda. owns 99% of Singer Do Nordeste Ltda. and 99.92% of Brasmaco Comercio e Exportacoes Ltda. Sensitiva Comercio Importacao Exportacoes e Servicos Ltda. owns the remaining percentage of such entities


The Singer Company B.V
48%
Singer V B.V
Singer Sewing Machine Company (Guyana) Ltd
Impulsora Commercial Singer, C.A
Singer Nederland B.V.
Singer VII B.V **
Singer VIII B.V.**
Singer IV B.V.
Companie Guinienne de Machines a Coudre S.a.r.l.
Singer X B.V.**
Singer Sewing Machine Company (Jamaica) Ltd
Singer Shanghai B.V.
Singer XII B.V.**
Singer Thailand Public Company Limited
Singer XI B.V.**
Litigio B.V.**
73%
Societe Generale de Commerce S.a.r.l.
International Piecework Controls Inc.
51%
Singer Hua Nan Sewing Machine Company Limited
24.8%
51%
40%
Singer India Limited
TVS Sewing Needles Limited
Singer India Trading Limited
Himec India Limited
Singer Staff Education Trust
10%
Meritec India Limited
69.99%
Singer Pakistan Ltd.
Singer Sewing Machine Company of Canada Limited
83.5%
81%
49.5%
Singer Industries (Ceylon) Ltd.
Singer (Sri Lanka) Ltd.
Regnis (Lanka) Limited
30%
20%
19%
Commercial Leasing Company (PVT) Ltd.
Teleshan (PVT) Limited
15%
15%
Commercial Capital Ltd.
90%
Singer (Shanghai) Sewing Machine Company Ltd.
95%
Singer Furniture (Zhongshan) Co. Ltd
Singer Chain Store (Shanghai) Co., Ltd.
51%
P.T. Singer Industries Indonesia
Singer Asia Pte. Ltd.
50%
43.25%
Sinmak Dikis Makinalari Sanayi Anonim Sirketi
9.9%
Thai Swedish Furniture
99.88%
Singer Industries (Thailand) Ltd.
99.86%
Singer Trading (Thailand) Ltd.
50.86%
Sansui (Thailand) Ltd.
99.7%
Singer (Broker) Limited
Singer Sewing Company
Singer Industrial Sewing Products Company
Singer Furniture Company
The Singer Company
Alencon Manufacturing Corporation
Entity to be liquidated or dissolved
** Name of entity to be changed

(This page intentionally left blank)

APPENDIX B-3

ORGANIZATION STRUCTURE OF REORGANIZED DEBTORS


Singer N.V.
Singer Sourcing N.V.
Singer Sewing Machine Company Ltd.
Singer (Bangla-desh) N.V.
Singer Corporation
Freshfield Holdings Limited
The Singer Company B.V
The Singer Company, Limited
Singer Americas Trading S.A.
Singer Cayman Limited
Singer Liquidation Management Company, N.V.
Rentons Ltd.
Singer Sewing. Machine Company
Singer (Mexico) N.V.
Singer Africa Middle East Ltd.
Singer Sourcing Limited
80%
Singer Bangladesh Limited
40%
45%
Electrical and System Services Company Limited
International Leasing and Financial Services Limited
See Page 2
Singer Grenada Limited
Singer Puerto Rico Limited
Singer St. Lucia Limited
Singer Jamaica Limited
Singer Guyana Limited
Singer Trinidad Limited
99.98%
Regnis Mexicana
Singer Mexicana S.A. de C.V.
Shaded entities are non-Debtors


The Singer Company B.V
95%
99%
99.9%
99.99%
48%
50%
43.25%
Singer (Italy) B.V
Singer (India) B.V.
Singer Nederland B.V.*
Singer (Pakistan) B.V
Singer (Sri Lanka) B.V.
Singer Shanghai B.V
Singer (Asia) B.V.
Singer (Philippines) B.V.
Singer (Turkey) B.V
Singer (Turkey II) B.V.
Sensitiva Comercio Importacao Exportacoes e Servicos Ltda.
Singer A.E.E. & Home Applian-ces
Singer (Spain) B.V.
Madrina (Portugal) Holdings B.V.
Singer do Brasil Industria e Comercio Ltda.
Singer Thailand Public Company Limited
Sinmak Dikis Makinalari Sanayi Anonim Sirketi
24.8%
51%
40%
69.99%
83.5%
81%
49.5%
90%
51%
Singer Italia Spa
TVS Sewing Needles Limited
Singer India Limited
Simaco Maquinas de Coser S.A.
Singer Industries (Ceylon) Ltd.
Singer (Sri Lanka) Ltd.
Regins (Lanka) Limited
Singer Do Nordeste Ltda
P.T. Singer Industries Indonesia
Singer Industries Philippines Inc
Philippines Branch (Legally under SSMC (Bermuda))
30%
19%
40%
40%
Singer India Trading Limited
Himec India Limited
Singer Staff Education Trust
Singer Pakistan Ltd.
Commer-cial Leasing Company (PVT) Ltd
Teleshan (PVT) Limited
Singer (Shanghai) Sewing Machine Company Ltd.
Singer Japan Limited
Singer Asia Pte. Ltd.
Kaytikling Realty Corp.
Singer Finance Corporation
10%
15%
20%
15%
99.7%
50.86%
99.86%
99.88%
19.9%
Meritec India Limited
Commer-cial Capital Ltd.
Singer (Broker) Limited
Sansui (Thailand) Ltd.
Singer Trading (Thailand) Ltd.
Singer Industries (Thailand) Ltd.
Thai Swedish Furniture
Shaded entities are non-Debtors

APPENDIX C

LIQUIDATION ANALYSIS

LIQUIDATION ANALYSIS

This liquidation analysis (the "Analysis") has been prepared assuming that the Debtors' assets, including assets of non-Debtor Affiliates, are liquidated. The Analysis is based on the estimated book values as of March 31, 2000 for each of the Debtors[1], and the estimated book values as of November 30, 1999 for non-Debtor Affiliates. While the internal books and records of Singer and its Affiliates are maintained on an operating company control report basis, assumptions were made to conform the Analysis for Debtors on a legal entity basis.

This Analysis represents an estimate of liquidation values and recovery percentages based upon hypothetical liquidations whereby assets are converted into cash. The determination of the hypothetical proceeds from the liquidation of assets is an uncertain process involving numerous underlying assumptions. Accordingly, there can be no assurance that the assumptions employed in determining the liquidation value of the assets will result in an accurate estimation of such liquidation values. Neither the Debtors nor its principal advisors make any representation or warranty that the actual results would or would not approximate the assumptions contained herein.

In preparing the Analysis, the Debtors have estimated an amount of Allowed Claims that is at the lowest end of a range of reasonableness such that, for purposes of the Analysis, the largest possible liquidation dividend to holders of Allowed Claims can be assessed. The estimate of Allowed Claims has been based on the book values of liabilities in the Debtors' books and records at the time of the Analysis.

For this Analysis, net Intercompany Claims against the Debtors have been treated pari passu with third party claims, with the exception of Intercompany Claims against Singer, Singer Austria and Singer Wurselen which have been assumed to be subordinated to third party claims. The assumption that Intercompany Claims against Singer would not be treated pari passu with third party claims is an assumption made for purposes of this Liquidation Analysis only; the Debtors believe that such Intercompany Claims would predominantly be entitled to pari passu treatment with third party claims, thus resulting in a lower recovery for third party creditors than is reflected herein. Intercompany claims against Singer South Africa have been assumed to be subordinated to the unsecured bank claims per a subordination agreement, but are treated as pari passu with other third party claims. There can be no assurances that other foreign jurisdictions or local creditors would not seek to subordinate Intercompany Claims. To the extent that foreign jurisdictions have alternate priority rules or require the subordination of Intercompany Claims, the recovery percentages for unsecured creditors may be different. For example, the recovery for unsecured creditors of Singer would likely be lower.

The DIP Facility Claim has been reflected at the Singer level, and has not been included as an Allowed Claim at the individual Debtor and non-debtor Subsidiary and Affiliate levels for those Subsidiaries and Affiliates that are co-borrowers or guarantors of the DIP Facility. This treatment has been assumed for purposes of the Analysis in order to present the largest possible liquidation dividend to holders of Allowed Claims of the Debtors other than Singer, the parent.

The PBGC has asserted that it has an unsecured claim against each of the Debtors and non-Debtor Subsidiaries and Affiliates. For purposes of this Analysis, the PBGC is assumed to have Allowed Claims against Singer and Singer Sewing Company. To the extent that the PBGC were to be successful in asserting its statutory Claims against each Debtor and each non-Debtor Subsidiary and Affiliate, the recovery percentages for unsecured creditors would be reduced.

---

1 Singer Austria and Singer Wurselen filed local insolvency proceedings in September, 1999, and subsequently ceased reporting financial results to Singer. As a result, the Analysis for Singer Austria and Singer Wurselen is based on the estimated book values as of September 30, 1999.

1. Reorganizing Debtors

The Singer Company N.V. (1)
Liquidation Analysis
as of March 31, 2000

($ 000s)	Est Book Value	Low Liquidation Value	Projected Realization Rate	High Liquidation Value	Projected Realization Rate
Cash (2)	$5,173	$5,173	100%	$5,173	100%
Plant Property and Equipment	195	64	33%	64	33%
Liquidation Proceeds From Assets (3)		$5,237		$5,237	
Liquidation Proceeds Available to NV from Debtor Operating Entities (4)		10,199		10,199	
Liquidation Proceeds Available to NV from Non-Debtor Operating Entities (5)(6)		33,400		100,802	
Trade name Value (7)		15,193		30,386	
Total Proceeds (8)		$64,029		$146,624	
Liquidation Fees and Costs (10%) (9)		6,403	100%	14,662	100%
Net Proceeds Available to Creditors		$57,626		$131,962	
Secured Claims (10)	76,954	(57,626)	75%	(76,954)	100%
Net Proceeds Available to Unsecured Creditors		$ –		$55,008	
Post Petition, Priority and Administrative Unsecured Claims (11)					
Estimated Professional Fees (12)	5,700	–	0%	5,700	100%
Post Petition 3rd Party Liabilities (13)	1,458	–	0%	1,458	100%
Net Proceeds Available to Pre Petition Unsecured Creditors		$ –		$47,850	
Pre Petition Unsecured Claims (14)					
PBGC Claims (15)	55,000	–	0%	(6,663)	12%
Pre Petition 3rd Party Liabilities (16)	214,066	–	0%	(25,935)	12%
Net Singer NV Guarantees (17)	125,892	–	0%	(15,252)	12%
Net Proceeds Available after Pre Petition Unsecured Claims		$ –		$ –	

The accompanying notes are an integral part of this Liquidation Analysis

SINGER DO BRAZIL INDUSTRIA e COMERCIO LTDA.
(Brazil)

($ 000s)	Est Book Value	Liquidation Value	Projected Realization Rate
Cash (18)	2,534	2,534	100%
Accounts Receivable, Third Party (19)	29,180	17,508	60%
Accounts Receivable, Singer & Affiliates (20)	61,153	4,819	8%
Inventory (21)	9,092	3,637	40%
PP&E (22)	21,991	20,932	95%
Intangibles (23)	1,463	0	0%
All Other Assets (24)	11,656	671	6%
Total Proceeds (25)	137,069	50,101	37%
Liquidation Fees and Costs (20%) (26)		10,020	100%
Net Proceeds Available to Creditors		40,081	
Secured Claims (27)	23,875	23,875	100%
Net Proceeds Available after Secured Claims		16,206	
Unsecured and Priority Claims (28)			
Third Party Liabilities	101,681	15,090	15%
Intercompany Liabilities	7,517	1,116	15%
Net Proceeds Available after Unsecured and Priority Claims		0	

The accompanying notes are an integral part of this Liquidation Analysis

SINGER SEWING COMPANY
(US Operations)

($ 000s)	Est Book Value	Liquidation Value	Projected Realization Rate
Cash (18)	5,962	5,962	100%
Accounts Receivable, Third Party (19)	11,384	6,830	60%
Accounts Receivable, Singer & Affiliates (20)	65,177	1,946	3%
Inventory (21)	24,339	9,736	40%
PP&E (22)	3,519	1,173	33%
Intangibles (23)	1,463	0	0%
All Other Assets (24)	6,838	0	0%
Total Proceeds (25)	118,682	25,647	22%
Liquidation Fees and Costs (20%) (26)		5,129	100%
Net Proceeds Available to Creditors		20,518	
Secured Claims (27)	38,017	20,518	54%
Net Proceeds Available after Secured Claims		0	
Post Petition, Priority and Administrative Unsecured Claims (29)			
Third Party Liabilities	3,036	0	0%
Intercompany Liabilities	2,709	0	0%
Net Proceeds Available after Post Petition, Priority and Admin Claims		0	
Pre Petition Unsecured Claims (30)			
Third Party Liabilities	74,099	0	0%
Intercompany Liabilities	41,268	0	0%
Net Proceeds Available after Pre Petition Unsecured Claims		0	

The accompanying notes are an integral part of this Liquidation Analysis

SINMAK DIKIS MAKINALARI SANAYI ANONIM SIRKETI
(Turkey)

($ 000s)	Est Book Value	Liquidation Value	Projected Realization Rate
Cash (18)	55	55	100%
Accounts Receivable, Third Party (19)	6,202	3,721	60%
Accounts Receivable, Singer & Affiliates (20)	1,183	174	15%
Inventory (21)	3,251	1,300	40%
PP&E (22)	41,109	13,703	33%
Intangibles (23)	0	0	0%
All Other Assets (24)	176	1	1%
Total Proceeds (25)	51,976	18,954	36%
Liquidation Fees and Costs (20%) (26)		3,791	100%
Net Proceeds Available to Creditors		15,163	
Secured Claims (27)	0	0	0%
Net Proceeds Available after Secured Claims		15,163	
Unsecured and Priority Claims (28)			
Third Party Liabilities	15,197	6,737	44%
Intercompany Liabilities	19,009	8,427	44%
Net Proceeds Available after Unsecured and Priority Claims		0	

The accompanying notes are an integral part of this Liquidation Analysis

2. *Singer Furniture*

SINGER FURNITURE COMPANY
(SFC)

($ 000s)	Est Book Value	Liquidation Value	Projected Realization Rate
Cash (18)	193	193	100%
Accounts Receivable, Third Party (19)	0	0	0%
Accounts Receivable, Singer & Affiliates (20)	1,031	407	39%
Inventory (21)	0	0	0%
PP&E (22)	1,184	2,000	169%
Intangibles (23)	0	0	0%
All Other Assets (24)	699	97	14%
Total Proceeds (25)	3,107	2,697	87%
Liquidation Fees and Costs (20%) (26)		539	100%
Net Proceeds Available to Creditors		2,158	
Secured Claims (27) (35)	0	2,158	n/a
Net Proceeds Available after Secured Claims		0	
Post Petition, Priority and Administrative Unsecured Claims (29)			
Third Party Liabilities	1	0	0%
Intercompany Liabilities	65	0	0%
Net Proceeds Available after Post Petition, Priority and Admin Claims		0	
Pre Petition Unsecured Claims (30)			
Third Party Liabilities	1,974	0	0%
Intercompany Liabilities	65,117	0	0%
Net Proceeds Available after Pre Petition Unsecured Claims		0	

The accompanying notes are an integral part of this Liquidation Analysis

3. Foreign Jurisdiction Liquidating Debtors

AMEDO SEWING MACHINES (JORDAN) LIMITED
(Amedo)

($ 000s)	Est Book Value	Liquidation Value	Projected Realization Rate
Cash (18)	315	315	100%
Accounts Receivable, Third Party (19)	4,350	2,610	60%
Accounts Receivable, Singer & Affiliates (20)	35,936	2,329	6%
Inventory (21)	26	16	62%
PP&E (22)	65	21	33%
Intangibles (23)	237	0	0%
All Other Assets (24)	73	50	68%
Total Proceeds (25)	41,002	5,341	13%
Liquidation Fees and Costs (20%) (26)		1,068	100%
Net Proceeds Available to Creditors		4,273	
Secured Claims (27)	0	0	0%
Net Proceeds Available after Secured Claims		4,273	
Unsecured and Priority Claims (28)			
Third Party Liabilities	11,771	3,638	31%
Intercompany Liabilities	2,055	635	31%
Net Proceeds Available after Unsecured and Priority Claims		0	

The accompanying notes are an integral part of this Liquidation Analysis

SINGER AUSTRALIA LIMITED
(Australia)

($ 000s)	Est Book Value	Liquidation Value	Projected Realization Rate
Cash (18)	442	442	100%
Accounts Receivable, Third Party (19)	615	369	60%
Accounts Receivable, Singer & Affiliates (20)	579	0	0%
Inventory (21)	990	396	40%
PP&E (22)	10	3	33%
Intangibles (23)	0	0	0%
All Other Assets (24)	87	0	0%
Total Proceeds (25)	2,723	1,210	44%
Liquidation Fees and Costs (20%) (26)		242	100%
Net Proceeds Available to Creditors		968	
Secured Claims (27)	221	221	100%
Net Proceeds Available after Secured Claims		747	
Unsecured and Priority Claims (28)			
Third Party Liabilities	249	38	15%
Intercompany Liabilities	4,662	709	15%
Net Proceeds Available after Unsecured and Priority Claims		0	

The accompanying notes are an integral part of this Liquidation Analysis

SINGER ELEKTROGERATE VERTRIEBSGESELLSCHAFT Mbh
(Singer Austria)

($ 000s)	Est Book Value	Liquidation Value	Projected Realization Rate
Cash (18)	115	115	100%
Accounts Receivable, Third Party (19)	1,080	370	34%
Accounts Receivable, Singer & Affiliates (20)	49	15	31%
Inventory (21)	498	199	40%
PP&E (22)	39	13	33%
Intangibles (23)	80	0	0%
All Other Assets (24)	42	28	67%
Total Proceeds (25)	1,903	740	39%
Liquidation Fees and Costs (20%) (26)		148	100%
Net Proceeds Available to Creditors		592	
Secured Claims (27)	0	0	0%
Net Proceeds Available after Secured Claims		592	
Unsecured Third Party and Priority Claims (31)			
Third Party Liabilities	1,143	592	52%
Net Proceeds Available after Unsecured Third Party and Priority Claims		0	
Unsecured Intercompany Claims (32)			
Intercompany Liabilities	3,800	0	0%
Net Proceeds Available after Unsecured and Priority Claims		0	

The accompanying notes are an integral part of this Liquidation Analysis

SINGER EXPORT LIMITED
(Singer Export)

($ 000s)	Est Book Value	Liquidation Value	Projected Realization Rate
Cash (18)	500	500	100%
Accounts Receivable, Third Party (19)	16,594	1,552	9%
Accounts Receivable, Singer & Affiliates (20)	74,452	8,007	11%
Inventory (21)	76	30	39%
PP&E (22)	0	0	0%
Intangibles (23)	0	0	0%
All Other Assets (24)	177	0	0%
Total Proceeds (25)	91,799	10,089	11%
Liquidation Fees and Costs (20%) (26)		2,018	100%
Net Proceeds Available to Creditors		8,071	
Secured Claims (27)	0	0	0%
Net Proceeds Available after Secured Claims		8,071	
Unsecured and Priority Claims (28)			
Third Party Liabilities	4,573	1,766	39%
Intercompany Liabilities	16,324	6,305	39%
Net Proceeds Available after Unsecured and Priority Claims		0	

The accompanying notes are an integral part of this Liquidation Analysis

SINGER SEWING MACHINE COMPANY OF CANADA LIMITED
(Canada)

($ 000s)	Est Book Value	Liquidation Value	Projected Realization Rate
Cash (18)	654	654	100%
Accounts Receivable, Third Party (19)	1,352	811	60%
Accounts Receivable, Singer & Affiliates (20)	113	107	95%
Inventory (21)	2,057	823	40%
PP&E (22)	40	13	33%
Intangibles (23)	0	0	0%
All Other Assets (24)	49	0	0%
Total Proceeds (25)	4,265	2,408	56%
Liquidation Fees and Costs (20%) (26)		482	100%
Net Proceeds Available to Creditors		1,926	
Secured Claims (27) (36)	3,115	1,926	62%
Net Proceeds Available after Secured Claims		0	
Unsecured and Priority Claims (28)			
Third Party Liabilities	1,452	0	0%
Intercompany Liabilities	7,818	0	0%
Net Proceeds Available after Unsecured and Priority Claims		0	

The accompanying notes are an integral part of this Liquidation Analysis

SINGER SPEZIALNADELFABRIK GmbH
(Wurselen)

($ 000s)	Est Book Value	Liquidation Value	Projected Realization Rate
Cash (18)	175	175	100%
Accounts Receivable, Third Party (19)	1,611	967	60%
Accounts Receivable, Singer & Affiliates (20)	4,043	278	7%
Inventory (21)	6,497	2,599	40%
PP&E (22)	3,640	1,213	33%
Intangibles (23)	17	0	0%
All Other Assets (24)	95	0	0%
Total Proceeds (25)	16,078	5,232	33%
Liquidation Fees and Costs (20%) (26)		1,046	100%
Net Proceeds Available to Creditors		4,186	
Secured Claims (27)	1,784	1,784	100%
Net Proceeds Available after Secured Claims		2,402	
Unsecured Third Party and Priority Claims (31)			
Third Party Liabilities	17,184	2,402	14%
Net Proceeds Available after Unsecured Third Party and Priority Claims		0	
Unsecured Intercompany Claims (32)			
Intercompany Liabilities	3,799	0	0%
Net Proceeds Available after Unsecured Intercompany Claims		0	

The accompanying notes are an integral part of this Liquidation Analysis

THE SINGER COMPANY (PROPRIETARY) LIMITED
(South Africa)

($ 000s)	Est Book Value	Liquidation Value	Projected Realization Rate
Cash (18)	62	62	100%
Accounts Receivable, Third Party (19)	1,918	1,151	60%
Accounts Receivable, Singer & Affiliates (20)	121	99	82%
Inventory (21)	1,108	443	40%
PP&E (22)	61	20	33%
Intangibles (23)	0	0	0%
All Other Assets (24)	52	6	12%
Total Proceeds (25)	3,322	1,781	54%
Liquidation Fees and Costs (20%) (26)		356	100%
Net Proceeds Available to Creditors		1,425	
Secured Claims (27)	0	0	0%
Net Proceeds Available after Secured Claims		1,425	
Unsecured Priority Claims (33)			
Third Party Liabilities	769	769	100%
Net Proceeds Available after Unsecured Priority Claims		656	
Unsecured Claims (34)			
Third Party Liabilities	120	15	12%
Intercompany Liabilities	5,224	641	12%
Net Proceeds Available after Unsecured Intercompany Claims		0	

The accompanying notes are an integral part of this Liquidation Analysis

NOTES:

1. Singer is the parent entity for all of the Debtors and non-debtor Subsidiaries and Affiliates. Its primary assets are its direct and indirect ownership interests in its Subsidiaries and Affiliates, intercompany accounts receivable, and, by virtue of its indirect 100% ownership interest in The Singer Company Limited, the SINGER® trade name. For purposes of this Analysis, the assets and liabilities of Singer are not consolidated with its Subsidiaries and Affiliates.

2. This reflects the use of approximately $12 million in cash to satisfy certain foreign subsidiary debt obligations, pursuant to an Order of the Bankruptcy Court entered on May 10, 2000.

3. "Liquidation Proceeds from Assets" represent the total cash available to creditors from converting the primary direct assets of Singer to cash.

4. "Liquidation Proceeds Available to NV from Debtor Operating Entities" represent Singer's Pro Rata share on account of its net unsecured Intercompany Claims from the net liquidation proceeds available after payment of liquidation costs and Claims with priority over unsecured intercompany claims, for each of the Debtors.

5. "Liquidation Proceeds Available to NV from Non-Debtor Operating Entities" represent Singer's Pro Rata share on account of its net Intercompany Claims from the liquidation proceeds available after payment of liquidation costs and Secured Claims, for each of the non-Debtor Subsidiaries and Affiliates.

6. For purposes of estimating a high liquidation value, certain entities were assumed to be sold as going concerns rather than liquidated. Certain Subsidiaries and Affiliates of Singer are publicly traded companies. Likewise, certain other Subsidiaries have significant market value as stand alone entities. For purposes of this Liquidation Analysis, these entities have been assumed to be sold for a value at the lower of the market capitalization of Singer's ownership or an EBITDA valuation. There can be no assurances that the actual value realized in a sale of these operations would yield the results as assumed in these Liquidation Analyses.

7. "Trade Name Value" represents the estimated net present value of a royalty stream in perpetuity realized from licensing the SINGER® trade name. The SINGER® trade name may have significant value. It most recently was valued on a worldwide basis in December 1998 by an independent appraiser at a value in excess of $300 million. This Analysis assumes that, despite a cessation of Singer's business, as currently configured, the name would continue to generate a revenue stream equal to 1% of total sales for those entities assumed to be sold as going concerns. Accordingly, the liquidation value of the SINGER® trade name was calculated, as follows:

Estimated Value of SINGER® Trade name*

Royalty From Going Concern Businesses	$5,177,000
Less: Administrative Costs (20%)	1,035,000
Annual Revenue Stream	4,142,000
Perpetuity of Revenue Stream at 13.63%**	$30,386,000

* 13.63% rate developed by independent appraiser in December 1998.

** The value of the SINGER® trade name has been discounted by 50% in the low recovery scenario.

8. "Total Proceeds" represent the total cash available to creditors from converting the assets to cash. For purposes of this Analysis, it does not include any potential recoveries from avoidance claims or litigation actions; however, this assumption is made only for the basis of this presentation and should not be construed as an admission or waiver with respect to any avoidance claims or litigation actions.

9. "Liquidation Fees and Costs" are assumed to be 10% of the liquidation value of the assets. It includes wind-down costs, professional fees, brokerage commissions and trustee fees incurred as part of the administration and liquidation process.

10. "Secured Claims" represent the outstanding amount of the DIP Facility as of March 31, 2000.

11. "Post-Petition, Priority and Administrative Unsecured Claims" are assumed to be paid on a Pro Rata basis from the net proceeds available, if any, after payment of liquidation costs and Secured Claims. These Claims are assumed to have their priority status as set forth in the Bankruptcy Code.

12. "Estimated Administrative Claims" represent a provision for accrued and unpaid professional fees at the time of the liquidations assumed in this Liquidation Analysis.

13. "Post-Petition 3rd Party Liabilities" represent outstanding liabilities to third party creditors incurred after the Petition Date. The amount and classification of these Claims are pursuant to the Company's books and records, and do not reflect additional proofs of claim, if not included on the Company's books and records. Upon a more extensive review, these amounts may change.

14. "Pre-Petition Unsecured Claims" are assumed to paid on a Pro Rata basis from the net proceeds available, if any, after payment of liquidation costs, Secured Claims, postpetition, priority and administrative unsecured claims. These Claims are assumed to have their priority status as set forth in the Bankruptcy Code.

15. "PBGC Claims" represent the estimated amounts owing to the PBGC. The PBGC has asserted that it has an Unsecured Claim against each of the Debtors and non-debtor Subsidiaries and Affiliates. For purposes of the Liquidation Analysis, the PBGC is assumed to have Allowed Claims against Singer and Singer Sewing Company.

16. "Pre-Petition 3rd Party Liabilities" represent outstanding liabilities to third party creditors incurred prior to the Petition Date. These Claims are assumed to have their priority status as set forth in the Bankruptcy Code. The amounts and classification of these Claims are pursuant to the Company's books and records, and do not reflect additional proofs of claim, if not included on the Company's books and records. Upon a more extensive review, these amounts may change.

17. "Net Singer N.V. Guarantees" represent obligations of Singer for guarantees made on behalf of various Singer entities in support of their operating activities. For purposes of the Liquidation Analysis, the amounts of the guarantee Claims have been reduced by the estimated recovery from the primary obligors. In addition, guarantee claims by holders of Singer Brazil's medium term notes have been reduced by a factor of 50% to reflect Singer's position that such guarantee claims are not valid. If such creditors were successful in asserting their guarantee Claims against Singer in their full amount, the recovery for other unsecured creditors of Singer would be lower.

18. "Cash" is assumed to be realized at 100% of book value.

19. "Accounts Receivable, Third Party" are generally assumed to be realized at 60% of net book value, unless otherwise indicated. It also includes accounts receivable, if any, from Semi-Tech and Akai entities and the formerly owned Taichung entity.

20. "Accounts Receivable, Singer & Affiliates" are assumed to be realized based upon the various Pro Rata liquidation recoveries at each obligor. The realization rate is assumed to be 100% for those entities which have been valued on an EBITDA or market capitalization basis, *i.e.*, Singer Bangladesh, Singer DOSA, Singer India, Singer Mexico, Singer Pakistan, Singer Portugal, Singer Sri Lanka, and Singer Thailand. It also includes accounts receivable, if any, from Singer Nikko and Pfaff entities.

21. "Inventory" is assumed to be realized at 40% of book value, unless otherwise indicated.

22. "PP&E" represents property, plant and equipment and is assumed to be realized at 33% of net book value, unless otherwise indicated. In certain instances, a higher realization rate has been used for Debtors where specific property is currently being marketed for sale and has an estimated sale value.

23. "Intangibles" are assumed to have zero realization in the liquidation of Subsidiaries and Affiliates. The value of the SINGER® Trademark has been estimated and included in the Liquidation Analysis for Singer.

24. "All Other Assets" include other assets not listed above, *e.g.*, other current assets, deferred charges, tax assets, etc. They are assumed to have various realization rates, ranging from zero to 100%, depending on the specific nature of the asset.

25. "Total Proceeds" represent the total cash available to creditors from converting the assets to cash. For purposes of this Liquidation Analysis, it does not include any potential recoveries from avoidance claims or litigation actions; however, this assumption is made only for the basis of this presentation and should not be construed as an admission or waiver with respect to any avoidance claims or litigation actions.

26. "Liquidation Fees and Costs" are assumed to be 20% of the liquidation value of the assets at each Debtor. It includes wind-down costs, severance payments, professional fees, brokerage commissions and trustee fees incurred as part of the administration and liquidation process.

27. "Secured Claims" are assumed to have a first priority claim to the net liquidation proceeds available after the payment of liquidation costs necessary to liquify the Secured Claims.

28. "Unsecured and Priority Claims" are assumed to be paid on a Pro Rata basis from the net proceeds available, if any, after payment of liquidation costs and Secured Claims, and include all third party and intercompany liabilities.

29. "Post-Petition, Priority and Administrative Unsecured Claims" are assumed to be paid on a Pro Rata basis from the net proceeds available, if any, after payment of liquidation costs and Secured Claims. These Claims are assumed to have their priority status as set forth in the Bankruptcy Code by virtue of the applicable Debtor's domicile in the United States. The amounts and classifications of these Claims are pursuant to the Company's books and records, and do not reflect additional proofs of claim, if not included on the Company's books and records. Upon a more extensive review, these amounts may change.

30. "Pre-Petition Unsecured Claims" are assumed to paid on a Pro Rata basis from the net proceeds available, if any, after payment of liquidation costs, Secured Claims, postpetition, priority and administrative unsecured claims. These Claims are assumed to have their priority status as set forth in the Bankruptcy Code by virtue of the applicable Debtor's domicile in the United States. The amounts and classifications of these Claims are pursuant to the Company's books and records, and do not reflect additional proofs of claim, if not included on the Company's books and records. Upon a more extensive review, these amounts may change.

31. "Unsecured Third Party and Priority Claims" are assumed to be paid from the net proceeds available, if any, after payment of liquidation costs and Secured Claims. These Claims are assumed to have priority status over

intercompany claims as set forth in the local statutes for each applicable Foreign Jurisdiction Liquidating Debtor.

32. "Unsecured Intercompany Claims" are assumed to be paid from the net proceeds available, if any, after payment of liquidation costs, Secured Claims and unsecured third party and priority claims. These Claims are assumed to be subordinated to unsecured third party and priority claims as set forth in the local statutes for each applicable Foreign Jurisdiction Liquidating Debtor.

33. "Unsecured Priority Claims" are assumed to be paid from the net proceeds available, if any, after payment of liquidation costs and Secured Claims. These Claims are assumed to have priority over other unsecured claims by virtue of a subordination agreement between these creditors and the applicable Debtor.

34. "Unsecured Claims" are assumed to be paid on a Pro Rata basis from the net proceeds available, if any, after payment of liquidation costs and fees, Secured Claims, and unsecured priority claims.

35. Singer Furniture granted a prepetition guarantee on behalf of a Secured Claim against Singer U.S. This Analysis assumes that the guarantee by Singer Furniture is valid. The Debtors believe that there may be defenses to the guarantee, and if the guarantee were found to be invalid, then the net proceeds would be available to unsecured creditors.

36. Pursuant to the DIP Facility, Singer assumed the Secured Claims of the Nova Scotia upon the application of cash collateral in full satisfaction of Nova Scotia's outstanding debt. Therefore, Singer has a Secured Claim on the net liquidation proceeds available to creditors.

(This page intentionally left blank)

APPENDIX D

PRO FORMA FINANCIAL PROJECTIONS

(This page intentionally left blank)

PRO FORMA FINANCIAL PROJECTIONS

The Debtors believe that the Plan meets the Bankruptcy Code's feasibility requirement that Plan confirmation is not likely to be followed by a liquidation, or the need for further financial reorganization of the Debtors or any successor under the Plan unless such liquidation is proposed in the Plan. In connection with the development of the Plan, and for the purpose of determining whether the Plan satisfies this feasibility standard, the Debtors analyzed their ability to satisfy their financial obligations while maintaining sufficient liquidity and capital resources. In this regard, the management of the Debtors developed and refined the Business Plan and prepared financial projections (the "Projections") for fiscal years 2000 through 2003.

The Debtors do not, as a matter of course, publish their business plans and strategies or projections of their anticipated financial position or results of operations. Accordingly, the Debtors do not anticipate that they will, and disclaim any obligation to, furnish updated business plans or projections to holders of Claims or Interests after the Confirmation Date, or to include such information in documents required to be filed with the Securities and Exchange Commission (if any) or otherwise make such information public.

ALTHOUGH EVERY EFFORT WAS MADE TO BE ACCURATE, THE PROJECTIONS WERE NOT PREPARED WITH A VIEW TOWARD COMPLIANCE WITH THE GUIDELINES ESTABLISHED BY THE AMERICAN INSTITUTE OF CERTIFIED PUBLIC ACCOUNTANTS, THE FINANCIAL ACCOUNTING STANDARDS BOARD, OR THE RULES AND REGULATIONS OF THE SECURITIES AND EXCHANGE COMMISSION REGARDING PROJECTIONS. FURTHERMORE, THE PROJECTIONS HAVE NOT BEEN AUDITED OR REVIEWED BY THE REORGANIZED DEBTORS' INDEPENDENT CERTIFIED ACCOUNTANTS. WHILE PRESENTED WITH NUMERICAL SPECIFICITY, THE PROJECTIONS ARE BASED UPON A VARIETY OF ASSUMPTIONS, WHICH MAY NOT BE REALIZED, AND ARE SUBJECT TO SIGNIFICANT BUSINESS, ECONOMIC AND COMPETITIVE UNCERTAINTIES AND CONTINGENCIES WHICH ARE BEYOND THE CONTROL OF THE DEBTORS. CONSEQUENTLY, THE PROJECTIONS SHOULD NOT BE REGARDED AS A REPRESENTATION OR WARRANTY BY ANY OF THE REORGANIZED DEBTORS, OR ANY OTHER PERSON, THAT THE PROJECTIONS WILL BE REALIZED. ACTUAL RESULTS MAY VARY MATERIALLY FROM THOSE PRESENTED IN THE PROJECTIONS. HOLDERS OF CLAIMS AND INTERESTS MUST MAKE THEIR OWN DETERMINATIONS AS TO THE REASONABLENESS OF SUCH ASSUMPTIONS AND THE RELIABILITY OF THE PROJECTIONS IN REACHING THEIR DETERMINATIONS OF WHETHER TO ACCEPT OR REJECT THE PLAN.

SAFE HARBOR STATEMENT UNDER THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995: These Projected Financial Statements contain statements which constitute "forward-looking statements" within the meaning of the Securities Act of 1933 and the Securities Exchange Act of 1934, as amended by the Private Securities Litigation Reform Act of 1995. "Forward-looking statements" in these Projected Financial Statements include the intent, belief or current expectations of the Debtors and members of their Management teams with respect to the timing of, completion of and scope of the current restructuring, reorganization plan, strategic business plan, bank financing, and debt and equity market conditions and the Debtors' future liquidity, as well as the assumptions upon which such statements are based. While Management believes that its expectations are based on reasonable assumptions within the bounds of its knowledge of its business and operations, prospective investors are cautioned that any such forward-looking statements are not guarantees of future performance, and involve risks and uncertainties, and that actual results may differ materially from those contemplated by such forward-looking statements. Important factors currently known to Management that could cause actual results to differ materially from those contemplated by the forward-looking statements in these Projected Financial Statements include, but are not limited to, further adverse developments with respect to the Debtors' liquidity position or operations of the various businesses of the Reorganizing Debtors and their non-Debtor Affiliates, adverse developments in the bank financing or public or private markets for debt or equity securities, or adverse developments in the timing or results of the Debtors' current strategic business plan (including the time line to emerge from Chapter 11), the ability of the Debtors to realize the anticipated general and administrative expense savings and overhead reductions presently contemplated, the level and nature of any restructuring and other one-time charges, the difficulty in estimating costs relating to exiting certain markets and consolidating and closing

certain operations, and the possible negative effects that could result from potential economic and political factors around the world in the various foreign markets in which the Reorganizing Debtors or their non-Debtor Affiliates operate.

Pro Forma Financial Projections for Singer

PRIMARY ASSUMPTIONS

The Projections were developed jointly by the field and Singer's managements. The projections for the years 2000 and 2001 for the existing and continuing field operations, many of which are not Debtors in the Chapter 11 Cases (the "Field Entities") were developed initially by the management of each of the field operations and then were reviewed jointly by the relevant field management with Singer's management. The projections for the years 2002 and 2003 for the Field Entities were developed by Singer's management as an extension of each of the field entities respective set of projections, and then were reviewed by the relevant field managements.

The projections are based on: (a) current and projected market conditions in each of the Field Entities respective markets; (b) each of the Field Entities remaining part of the reorganized Singer; (c) no material change to existing customer and supplier contracts; (d) the ability of each Field Entity to obtain sufficient working capital to self-fund its operations; and (e) confirmation of the Plan.

The Projections assume that certain entities owned by Singer in 1999 are distributorized as of September 30, 2000. These operations are assumed to be sold or discontinued and effectively become or are replaced by exclusive third party distributors of Singer products in their respective operating areas. These entities include the United States and Canada, as well as selected entities in Africa, Asia, Europe and the Middle East. These projections do not include any results for Reorganized Singer U.S. In the event that certain affiliates of Reorganized Singer do not liquidate their shares of New Singer U.S. Common Stock to be distributed to them pursuant to the Plan, Reorganized Singer may be required to include the results of Reorganized Singer U.S. in its consolidated financial statements. The projections assume that Singer receives royalty payments from these distributors on their non-sewing sales as well as earning profits from manufacturing and sourcing on their sewing product sales. The Projections also assume that the operations in Thailand in which Singer currently owns a 48% interest, becomes a majority owned Singer entity as of September 30, 2000; that Singer acquires an additional 2.1% stake.

Some of the actions assumed to take place as of September 30, 2000 for purposes of the Projection have in fact already taken place while other such actions are not expected to take place until later in 2000 or in 2001.

In addition to the Field Entities, upon approval from the Bankruptcy Court, certain trading company operations of Singer Export Ltd. (a Debtor) were transferred into a newly-formed entity named "Singer Sourcing." Singer Sourcing is, and will continue to be, the single purchaser of sewing machines from outside manufacturers for the Singer enterprise, as well as an important purchaser of other products such as ironing presses and other consumer products. The projections for Singer Sourcing were developed by Singer's management and are based on current and projected market conditions.

Together, the Field Entities and Singer Sourcing comprise the core operating business (referred to as the "Operations") of Reorganized Singer.

Status of Certain Restructuring Negotiations

Singer currently is involved in restructuring negotiations with certain creditors of the Singer operations in Brazil and Turkey, and with the PBGC regarding the treatment of their respective claims. The following summary describes how these negotiations have been reflected in the Projections. Neither the Debtors nor their principal advisors make any representation or warranty that the actual results of the negotiations will approximate the treatment reflected in the Projections.

Singer Brazil: The Projections assume that Singer Brazil is neither owned nor controlled by Singer. It is assumed to be an independently operated third party entity. Therefore, the financial results of Singer Brazil are not reflected in the Projections. To the extent that Singer is able to reach satisfactory agreement with the creditors and maintain ownership of Singer Brazil, the effect will be a positive increase in the EBITDA as currently projected.

Singer Turkey: The Projections assume that at the end of 2000, Singer Turkey will have a $28.0 million notes and loans payable balance, which will accrue interest for two years. Payments to reduce the debt are assumed to commence in 2003.

OPERATING ASSUMPTIONS

Field Entities

The Projections of the Field Entities reflect the results of the ongoing business units. The Field Entities are comprised of Africa Distributors, Americas Distributors, Bangladesh, the Caribbean, Europe Distributors, Greece, India, Indonesia, Mexico, Pakistan, Philippines, Sri Lanka, Thailand and Turkey. The Projections are based on several operating assumptions, some of which are outlined below. Management can provide no assurance that the operating and financial results as presented herein will be realized. Actual results may be significantly different from the Projections.

Income Statement Assumptions

Sales: The Field Entities' sales are projected to increase in current dollars from approximately $433.7 million in 1999 to approximately $580.3 million by 2003. Sales increases over 1999 sales reflect the continued recovery from the Asian economic crisis, which reduced sales in Asia by approximately 42.0% from 1997 to 1998, and an overall increase in prices and quantities sold. However, sales in 2003 are still projected to be 10.8% lower than in 1997, before the Asian economic crisis began.

Cost of Sales: The Projections assume cost of sales, as a percentage of sales, to decrease from approximately 62.0% in 1999 to approximately 61.0% by 2003. The decrease is due primarily to margin improvements, reflecting higher volume discounts and accelerated payment terms at certain Field Entities.

Selling and Administrative Expense: S&A expense as a percentage of sales is projected to decrease from approximately 30.0% in 1999 to approximately 27.0% by 2003. The decrease is due primarily to the reduction in fixed S&A expense, as a percentage of sales, resulting from improved efficiency and wider absorption of fixed costs.

Balance Sheet Assumptions

Accounts Receivable: Projected Accounts Receivable are based on historical Accounts Receivable days outstanding for each respective Field Entity. The increase of accounts receivable from approximately $177.8 million in 1999 to approximately $228.4 million by 2003 is consistent with the projected sales growth for the period.

Inventory: Projected Inventory is based on historical Inventory turnover for each respective Field Entity. The increase in Inventory from approximately $79.4 million in 1999 to approximately $97.3 million in 2003 is consistent with projected sales for the period.

Notes and Loans Payable: Notes and loans payable are projected to increase from approximately $70.5 million in 1999 to approximately $78.2 million by 2003, due primarily to the restructuring of debt in Turkey.

Accounts Payable: The Projections for accounts payable are based on historical accounts payable days outstanding for each respective Field Entity. Accounts payable are projected to decrease from approximately $60.0

million in 1999 to approximately $47.7 million by 2003, despite the growth in sales, due primarily to shortening in payment terms, particularly in Mexico.

Dividends: Dividends to Corporate are projected to increase from 1999 to 2003 due to profitability improvements at the Field Entities and higher payouts. Dividends to Corporate are based on a percentage of each respective Field Entity's available cash at the end of the year up to that Field Entity's respective net income percentage cap on dividends, generally 60%. By the year 2003, annual dividend payments by the Field Entities are projected to be approximately $14.8 million, compared to approximately $3.8 million in 1999.

Singer Sourcing

The Singer Sourcing Projections reflect current and projected market conditions affecting Singer Sourcing. The Projections are based on several operating assumptions, some of which are outlined below. Management can make no assurance that the operating and financial results as presented herein will be realized. Actual results may be significantly different from the Projections.

Income Statement Assumptions

Sales: Sales are based on projected Sales of former Singer-owned manufacturing locations and OEMs. Singer Sourcing Sales are projected to increase to reach approximately $103.8 million by 2003.

Cost of Sales: Cost of sales is based on the projected sales of former Singer-owned manufacturing locations and OEMs, from whom Singer Sourcing purchases product. Cost of sales is projected to be 91.0% of sales in 2003.

Balance Sheet Assumptions

Accounts Receivable: Accounts receivable are based on historical accounts receivable levels for similar Singer operations. By 2003, accounts receivable are projected to be approximately $12.8 million.

Inventory: Inventory is assumed to be approximately 1.0% of the trailing year's cost of sales at any given time. This reflects inventory in transit from the manufacturer to the ultimate Singer Sourcing customer.

Accounts Payable: Accounts payable are based on historical accounts payable levels for similar Singer operations. By 2003, accounts payable are projected to be approximately $8.8 million.

Corporate Assumptions

The Projections for the Corporate entity consist of the results of Reorganized Singer, which is not an operating company. The Projections assume that Corporate is self-funding through three different sources of cash: (a) by collecting cash royalties from third parties, including various formerly-owned Singer entities and from certain Singer locations; (b) by receiving cash dividend payments from the Operations; and (c) by collecting management and other fees from certain Field Entities. By 2003, total cash from these sources is projected to be approximately $21.6 million.

Other Income Statement Assumptions

Selling and Administrative Expense: S&A expense is projected to decrease through 2002 as the size of the Corporate staff is reduced and the various offices are rationalized. By 2003, S&A expense is projected to be approximately $7.4 million.

Interest Expense: Interest expense is projected to decrease through 2003 as Corporate repays the Exit Financing Facility with The Bank of Nova Scotia.

Balance Sheet Assumptions

Notes & Loans Payable: Corporate is projected to have repaid the Exit Financing Facility in 2003, reflecting the maturity date thereof. No further borrowing is projected subsequent to the repayment of the Exit Financing Facility.

Equity: The Projections for Corporate reflect an equity adjustment of approximately $643.8 million in 2000.

The Singer Company N.V.
Summary Income Statement Projections

($ in thousands)	*4Q 2000*	*2001*	*2002*	*2003*
Revenue	$145,126	$578,718	$634,978	$669,718
Cost of Sales	91,588	373,229	414,334	435,326
Gross Margin	53,539	205,489	220,644	234,392
Selling and Administrative Expense	39,138	144,416	150,897	159,611
Earnings Before Int, Tax, Depr & Amt	14,400	61,073	69,747	74,781
Depreciation and Amortization	1,195	6,456	6,956	7,456
Operating Income	13,205	54,617	62,791	67,325
Royalty/License Fee Income/(Expense)	1,695	6,459	6,966	7,315
Other Income/(Expense)	(1,550)	(6,265)	(6,760)	(7,155)
Earnings/(Loss) Before Interest and Taxes	13,350	54,811	62,997	67,485
Interest Expense	11,564	22,594	22,895	20,374
Tax Expense	2,914	12,037	14,109	15,497
Net Income/(Loss)	**($1,128)**	**$20,180**	**$25,993**	**$31,613**

Note: Not prepared in accordance with GAAP; adjustments have been made to reflect Fresh Start accounting and are subject to review and revision

($ in thousands)

The Singer Company N.V.
Summary Balance Sheet Projections

	9/30/00	12/31/00	12/31/01	12/31/02	12/31/03
ASSETS					
Cash/Marketable Securities	$12,486	$8,282	$28,981	$33,534	$24,508
Accounts Receivable – Net	189,179	207,269	206,639	220,519	234,185
Inventories – Net	84,254	83,364	88,176	93,440	98,286
Prepaid/Other Current Assets	8,519	8,299	8,091	8,091	8,091
Total Current Assets	294,438	307,215	331,888	355,583	365,070
Property, Plant & Equipment – Net	76,060	76,379	77,504	78,504	78,004
Investment in Affiliates	3,518	3,562	3,737	3,737	3,737
Intangible and Other Assets	5,367	5,521	5,547	5,547	5,547
TOTAL ASSETS	$379,383	$392,677	$418,676	$443,371	$452,358
LIABILITIES					
Notes & Loans Payable	$135,174	$132,731	$120,454	$124,161	$99,242
Long term debt – Current Portion	1,519	805	5,767	5,767	5,767
Accounts Payable – Trade	52,163	60,124	64,729	57,178	56,515
Accrued Liabilities	10,150	10,396	10,518	10,518	10,518
Other Current Liabilities	(11,519)	(10,520)	(9,105)	(9,005)	(8,905)
Total Current Liabilities	187,487	193,536	192,363	188,620	163,137
Long-term Debt	55,386	55,527	62,226	62,237	62,248
Other Noncurrent Liabilities	45,460	51,337	55,528	57,962	60,810
TOTAL LIABILITIES	288,333	300,400	310,117	308,819	286,195
TOTAL EQUITY	91,051	92,277	108,559	134,552	161,166
TOTAL LIABILITIES & EQUITY	$379,384	$392,678	$418,676	$443,371	$452,360

Note: Not prepared in accordance with GAAP; adjustments have been made to reflect Fresh Start accounting and are subject to review and revision

($ in thousands)

The Singer Company N.V.
Summary Cash Flow Projections

	4Q 2000	*2001*	*2002*	*2003*
BEGINNING CASH BALANCE	$12,486	$8,282	$28,981	$33,533
Field Net Income	(1,128)	20,180	25,993	31,613
Current Sources/(Uses) of Funds				
Accounts Receivable	(18,090)	631	(13,880)	(13,666)
Inventories	890	(4,812)	(5,263)	(4,847)
Prepaid/Other Current Assets	220	208	-	-
Notes and Loans Payable	(2,443)	(12,277)	3,707	(24,920)
Long-term Debt – Current	(714)	4,962	-	-
Accounts Payable	7,961	4,604	(7,551)	(663)
Accrued Liabilities	246	122	-	-
Other Current Liabilities	999	1,415	100	100
Total Current Sources/(Uses) of Funds	(10,931)	(5,147)	(22,886)	(43,996)
Other Sources/(Uses) of Funds				
Additions to PP&E - Net	(319)	(1,125)	(1,000)	500
Investment in Affiliates	(44)	(175)	-	-
Intangible and Other Assets	(154)	(26)	-	-
Long-term Debt	141	6,699	11	11
Other Noncurrent Liabilities	5,877	4,191	2,434	2,847
Equity Adjustment	2,354	(3,898)	0	0
Total Other Sources/(Uses) of Funds	7,855	5,666	1,445	3,358
Operational Cash Flow	(4,204)	20,699	4,552	(9,024)
ENDING CASH BALANCE	$8,282	$28,981	$33,533	$24,509

Note: Not prepared in accordance with GAAP; adjustments have been made to reflect Fresh Start accounting and are subject to review and revision

Segmentation Analysis

The following charts summarize the ongoing operations of Singer by both business segment and geographic segment. The business segments consist of (1) distributors; (2) retail; (3) manufacturing and sourcing; and (4) Corporate (including elimination of certain intercompany accounts). The geographic segments consist of (1) the Americas; (2) Europe, Africa and the Middle East; (3) Asia; and (4) Corporate (including elimination of certain intercompany accounts).

Summary income statements are presented for each segment for the quarter ended December 31, 2000, and the years ended December 31, 2001, 2002 and 2003.

CONSOLIDATING INCOME STATEMENT BY BUSINESS SEGMENT

Summary Income Statement Projections
For The Quarter Ended December 31, 2000

($ in thousands)	*Distributors*	*Retail*	*Manufac & Sourcing*	*Corporate & Eliminations*	*Total*
Revenue	$ 6,140	$ 121,330	$ 19,328	$ (1,672)	$ 145,126
Cost of Sales	4,830	73,312	15,117	(1,672)	91,588
Gross Profit	1,310	48,018	4,211	-	53,539
Selling and Administrative Expense	768	33,883	1,724	2,763	39,138
Earnings Before Int, Tax, Depr & Amt	542	14,135	2,486	(2,763)	14,400
Depreciation and Amortization	24	1,171	-	-	1,195
Operating Income	518	12,964	2,486	(2,763)	13,205
Royalty/License Fee Income/(Expense)	25	(18)	-	1,688	1,695
Other Income/(Expense)	(19)	(1,421)	(414)	304	(1,550)
Earnings/(Loss) Before Interest & Taxes	524	11,525	2,072	(771)	13,350
Interest Expense	57	3,945	1,512	6,050	11,564
Tax Expense	6	2,150	-	758	2,914
Net/(Loss) Income	$ 461	$ 5,430	$ 560	$ (7,579)	$ (1,128)

Note: Not prepared in accordance with GAAP; adjustments have been made to reflect Fresh Start accounting and are subject to review and revision

CONSOLIDATING INCOME STATEMENT BY BUSINESS SEGMENT

Summary Income Statement Projections
For The Year Ended December 31, 2001

($ in thousands)	*Distributors*	*Retail*	*Manufac & Sourcing*	*Corporate & Eliminations*	*Total*
Revenue	$ 25,105	$ 470,242	$ 93,736	$ (10,365)	$ 578,718
Cost of Sales	20,089	285,110	78,395	(10,365)	373,229
Gross Profit	5,016	185,132	15,341	-	205,489
Selling and Administrative Expense	1,551	127,405	6,172	9,289	144,416
Earnings Before Int, Tax, Depr & Amt	3,466	57,727	9,169	(9,289)	61,073
Depreciation and Amortization	-	5,729	727	-	6,456
Operating Income	3,466	51,998	8,442	(9,289)	54,617
Royalty/License Fee Income/(Expense)	75	(80)	-	6,464	6,459
Other Income/(Expense)	(104)	(7,282)	(1,350)	2,471	(6,265)
Earnings/(Loss) Before Interest and Taxes	3,437	44,636	7,092	(354)	54,811
Interest Expense	161	15,890	1,594	4,950	22,594
Tax Expense	95	9,352	-	2,590	12,037
Net Income/(Loss)	$ 3,181	$ 19,394	$ 5,498	$ (7,894)	$ 20,180

Note: Not prepared in accordance with GAAP; adjustments have been made to reflect Fresh Start accounting and are subject to review and revision

CONSOLIDATING INCOME STATEMENT BY BUSINESS SEGMENT

Summary Income Statement Projections
For The Year Ended December 31, 2002

($ in thousands)	*Distributors*	*Retail*	*Manufac & Sourcing*	*Corporate & Eliminations*	*Total*
Revenue	$ 31,629	$ 496,972	$ 119,980	$ (13,603)	$ 634,978
Cost of Sales	25,308	300,719	101,910	(13,603)	414,334
Gross Profit	6,321	196,253	18,070	-	220,644
Selling and Administrative Expense	1,997	134,900	6,949	7,052	150,897
Earnings Before Int, Tax, Depr & Amt	4,324	61,353	11,121	(7,052)	69,747
Depreciation and Amortization	-	6,229	727	-	6,956
Operating Income	4,324	55,124	10,394	(7,052)	62,791
Royalty/License Fee Income/(Expense)	79	(84)	-	6,972	6,966
Other Income/(Expense)	(120)	(7,824)	(1,412)	2,595	(6,761)
Earnings/(Loss) Before Interest and Taxes	4,283	47,217	8,982	2,514	62,996
Interest Expense	184	16,079	1,680	4,950	22,892
Tax Expense	163	10,135	-	3,812	14,110
Net Income/(Loss)	$ 3,936	$ 21,003	$ 7,303	$ (6,248)	$ 25,994

Note: Not prepared in accordance with GAAP; adjustments have been made to reflect Fresh Start accounting and are subject to review and revision

CONSOLIDATING INCOME STATEMENT BY BUSINESS SEGMENT

Summary Income Statement Projections
For The Year Ended December 31, 2003

($ in thousands)	*Distributors*	*Retail*	*Manufac & Sourcing*	*Corporate & Eliminations*	*Total*
Revenue	$ 33,211	$ 524,906	$ 125,979	$ (14,377)	$ 669,718
Cost of Sales	26,574	316,124	107,005	(14,377)	435,326
Gross Profit	6,637	208,782	18,973	-	234,392
Selling and Administrative Expense	2,097	142,807	7,332	7,376	159,611
Earnings Before Int, Tax, Depr & Amt	4,540	65,975	11,641	(7,376)	74,781
Depreciation and Amortization	0	6,729	727	-	7,456
Operating Income	4,540	59,246	10,914	(7,376)	67,325
Royalty/License Fee Income/(Expense)	83	(88)	-	7,320	7,315
Other Income/(Expense)	(126)	(8,382)	(1,372)	2,724	(7,156)
Earnings/(Loss) Before Interest and Taxes	4,497	50,776	9,542	2,669	67,484
Interest Expense	184	16,431	1,446	2,310	20,371
Tax Expense	172	11,086	-	4,240	15,498
Net Income/(Loss)	$ 4,141	$ 23,259	$ 8,095	$ (3,881)	$ 31,615

Note: Not prepared in accordance with GAAP; adjustments have been made to reflect Fresh Start accounting and are subject to review and revision

CONSOLIDATING INCOME STATEMENT BY GEOGRAPHIC SEGMENT

Summary Income Statement Projections
For The Quarter Ended December 31, 2000

($ in thousands)	*Americas*	*Euro, Africa Mid East*	*Asia*	*Corporate & Eliminations*	*Total*
Revenue	$ 52,019	$ 16,107	$ 78,672	$ (1,672)	$ 145,126
Cost of Sales	31,700	10,023	51,536	(1,672)	91,588
Gross Profit	20,319	6,084	27,136	-	53,539
Selling and Administrative Expense	14,532	3,681	18,162	2,763	39,138
Earnings Before Int, Tax, Depr & Amt	5,787	2,403	8,973	(2,763)	14,400
Depreciation and Amortization	285	169	741	-	1,195
Operating Income	5,502	2,234	8,232	(2,763)	13,205
Royalty/License Fee Income/(Expense)	25	-	(18)	1,688	1,695
Other Income/(Expense)	(524)	(338)	(992)	304	(1,550)
Earnings/(Loss) Before Interest and Taxes	5,003	1,896	7,222	(771)	13,350
Interest Expense	778	1,645	3,091	6,050	11,564
Tax Expense	731	106	1,319	758	2,914
Net Income/(Loss)	$ 3,494	$ 145	$ 2,812	$ (7,579)	$ 1,128

Note: Not prepared in accordance with GAAP; adjustments have been made to reflect Fresh Start accounting and are subject to review and revision

CONSOLIDATING INCOME STATEMENT BY GEOGRAPHIC SEGMENT

Summary Income Statement Projections
For The Year Ended December 31, 2001

($ in thousands)	*Americas*	*Euro, Africa Mid East*	*Asia*	*Corporate & Eliminations*	*Total*
Revenue	$ 165,917	$ 57,513	$ 365,653	$ (10,365)	$ 578,718
Cost of Sales	101,354	36,722	245,518	(10,365)	373,229
Gross Profit	64,563	20,791	120,136	-	205,489
Selling and Administrative Expense	45,948	12,108	77,071	9,289	144,416
Earnings Before Int, Tax, Depr & Amt	18,615	8,682	43,064	(9,289)	61,073
Depreciation and Amortization	2,007	1,324	3,125	-	64,456
Operating Income	16,608	7,358	39,939	(9,289)	54,617
Royalty/License Fee Income/(Expense)	75	-	(80)	6,464	6,459
Other Income/(Expense)	(1,667)	(1,633)	(5,436)	2,471	(6,265)
Earnings/(Loss) Before Interest and Taxes	15,016	5,725	34,424	(354)	54,811
Interest Expense	2,833	2,044	12,767	4,950	22,594
Tax Expense	2,350	658	6,439	2,590	12,037
Net Income/(Loss)	$ 9,833	$ 3,023	$ 15,218	$ (7,894)	$ 20,180

Note: Not prepared in accordance with GAAP; adjustments have been made to reflect Fresh Start accounting and are subject to review and revision

CONSOLIDATING INCOME STATEMENT BY GEOGRAPHIC SEGMENT

Summary Income Statement Projections
For The Year Ended December 31, 2002

($ in thousands)	*Americas*	*Euro, Africa Mid East*	*Asia*	*Corporate & Eliminations*	*Total*
Revenue	$ 174,213	$ 65,657	$ 408,711	$ (13,603)	$ 634,978
Cost of Sales	105,762	42,773	279,402	(13,603)	414,334
Gross Profit	68,451	22,884	129,309	-	220,644
Selling and Administrative Expense	48,295	13,149	82,402	7,052	150,897
Earnings Before Int, Tax, Depr & Amt	20,156	9,735	46,908	(7,052)	69,747
Depreciation and Amortization	2,507	1,324	3,125	-	6,956
Operating Income	17,649	8,411	43,782	(7,052)	62,791
Royalty/License Fee Income/(Expense)	79	-	(84)	6,972	6,966
Other Income/(Expense)	(1,750)	(1,724)	(5,881)	2,595	(6,761)
Earnings/(Loss) Before Interest and Taxes	15,977	6,687	37,818	2,514	62,996
Interest Expense	2,833	2,154	12,956	4,950	22,892
Tax Expense	2,539	760	6,999	3,812	14,110
Net Income/(Loss)	$ 10,605	$ 3,773	$ 17,863	$ (6,248)	$ 25,994

Note: Not prepared in accordance with GAAP; adjustments have been made to reflect Fresh Start accounting and are subject to review and revision

CONSOLIDATING INCOME STATEMENT BY GEOGRAPHIC SEGMENT

Summary Income Statement Projections
For The Year Ended December 31, 2003

($ in thousands)	*Americas*	*Euro, Africa Mid East*	*Asia*	*Corporate & Eliminations*	*Total*
Revenue	$ 182,923	$ 68,940	$ 432,232	$ (14,377)	$ 669,718
Cost of Sales	109,678	44,912	295,113	(14,377)	435,326
Gross Profit	73,245	24,028	137,119	-	234,392
Selling and Administrative Expense	50,760	13,872	87,603	7,376	159,611
Earnings Before Int, Tax, Depr & Amt	22,485	10,156	49,516	(7,376)	74,781
Depreciation and Amortization	3,007	1,324	3,125	-	7,456
Operating Income	19,478	8,832	46,390	(7,376)	67,325
Royalty/License Fee Income/(Expense)	83	-	(88)	7,320	7,315
Other Income/(Expense)	(1,838)	(1,705)	(6,337)	2,724	(7,156)
Earnings/(Loss) Before Interest and Taxes	17,723	7,127	39,965	2,669	67,484
Interest Expense	2,833	1,920	13,308	2,310	20,371
Tax Expense	2,877	805	7,576	4,240	15,498
Net Income/(Loss)	$ 12,013	$ 4,402	$ 19,080	$ (3,881)	$ 31,615

Note: Not prepared in accordance with GAAP; adjustments have been made to reflect Fresh Start accounting and are subject to review and revision

Pro Forma Financial Projections for Singer U.S.

Overview

Singer Sewing Company (also the "U.S. Operations" or "Singer U.S.") consists of consumer and an industrial product divisions. The consumer product division ("U.S.C.P."), which is projected to account for approximately 82% of sales in 2000, is the primary focus of the U.S. Operations. The customer base for U.S.C.P. consists of mass market retailers and small dealers of consumer sewing machines and other sewing-related products. The industrial product division ("U.S.I.P.") is projected to account for approximately 18% of sales in 2000, with a reduced emphasis on this business over time. U.S.I.P. is predominantly an industrial sewing parts business, which is a high unit, high margin business with a large and varied customer base.

Primary Assumptions

The operating and financial projections for fiscal years 2000 through 2003 were developed jointly by management of the U.S. Operations and Singer. These projections are based on (a) current and projected market conditions in each of the respective markets of the U.S. Operations; (b) Singer U.S. retaining use of the Singer trademarks through a contractual arrangement with Reorganized Singer; (c) no material changes to existing customer contracts; (d) the ability of the U.S. Operations to obtain sufficient working capital to self-fund its operations; and (e) the confirmation of the Plan.

Operating Assumptions

The Projections for the U.S. Operations are based on several operating assumptions, some of which are outlined below. Management can make no assurance that the operating and financial results, as presented herein, will be realized. Actual results may be significantly different from the Projections.

Income Statement Assumptions

Sales: Sales are projected to decrease from approximately $98.7 million in 1999 to approximately $76.7 million by 2003. The decrease in sales is primarily due to a decreasing emphasis on industrial sewing machine sales, as well as focus on greater minimum margin requirements.

Cost of Sales: Cost of sales as a percentage of sales is assumed to decrease from approximately 80.0% in 1999 to approximately 70.3% by 2003. The decrease is due primarily to improved product rationalization.

Selling and Administrative Expense: S&A expense is projected to decrease from approximately $26.5 million in 1999 to approximately $12.2 million by 2003. The decrease is attributed to an overall restructuring of Singer U.S. infrastructure.

Balance Sheet Assumptions

Accounts Receivable: Accounts receivable are based on historical accounts receivable days outstanding. The decrease in accounts receivable from approximately $19.6 million in 1999 to approximately $15.0 million by 2003 is consistent with the projected decrease in sales.

Inventory: Inventory is based on historical inventory turnover. The decrease of inventory from approximately $27.8 million in 1999 to approximately $21.2 million in 2003 is consistent with the projected decrease in sales.

Notes and Loans Payable: Notes and loans payable are projected to be paid off by 2004 per the terms of the New Singer U.S. Exit Financing Facility.

Accounts Payable: Accounts payable are based on the historical average accounts payable days outstanding. Accounts payable are projected to decrease from approximately $29.2 million in 1999 to approximately $3.4 million by 2003, due primarily to the conversion of a substantial portion of these liabilities to equity, under the terms of the Plan.

Singer Sewing Company
Summary Income Statement Projections

($ in thousands)	4Q 2000	2001	2002	2003
Revenue	$20,595	$75,241	$75,681	$76,680
Cost of Sales	14,299	52,273	52,997	53,942
Gross Profit	6,296	22,968	22,684	22,738
Selling and Administrative Expense	3,129	12,812	12,298	12,186
Earnings Before Int, Tax, Depr & Amt	3,167	10,156	10,386	10,552
Depreciation and Amortization	117	400	306	295
Operating Income	3,050	9,756	10,080	10,257
Royalty/License Fee Income/(Expense)	(423)	(748)	(752)	(762)
Other Income/(Expense)	(251)	800	-	-
Earnings/(Loss) Before Interest and Taxes	2,376	9,808	9,328	9,495
Interest Expense	454	2,810	1,908	1,130
Tax Expense	–	–	–	–
Net Income/(Loss)	$1,922	$6,998	$7,420	$8,365

Note: Not prepared in accordance with GAAP; adjustments have been made to reflect Fresh Start accounting and are subject to review and revision

($ in thousands)

Singer Sewing Company
Summary Balance Sheet Projections

	9/30/00	*12/31/00*	*12/31/01*	*12/31/02*	*12/31/03*
ASSETS					
Cash/Marketable Securities	$1,187	$1,500	$1,500	$1,500	$1,500
Accounts Receivable – Net	16,383	14,878	14,655	14,771	15,036
Inventories – Net	22,699	25,081	21,687	21,321	21,151
Prepaid/Other Current Assets	3,283	683	633	633	633
Total Current Assets	43,552	42,142	38,475	38,225	38,320
Property, Plant & Equipment – Net	3,261	3,132	532	226	(69)
Investment in Affiliates	-	-	-	-	-
Intangible and Other Assets	1,557	1,482	1,482	1,482	1,482
TOTAL ASSETS	$48,370	$46,756	$40,489	$39,933	$39,733
LIABILITIES					
Notes & Loans Payable	$35,000	$31,962	$19,912	$11,937	$3,372
Long term debt – Current Portion	-	-	-	-	-
Accounts Payable – Trade	4,314	4,314	3,098	3,098	3,098
Accrued Liabilities	-	-	-	-	-
Other Current Liabilities	-	-	-	-	-
Total Current Liabilities	39,314	36,276	23,010	15,035	6,470
Long-term Debt	-	-	-	-	-
Other Noncurrent Liabilities	1,556	1,556	1,556	1,556	1,556
TOTAL LIABILITIES	40,870	37,832	24,566	16,591	8,026
TOTAL EQUITY	7,500	8,924	15,922	23,343	31,708
TOTAL LIABILITIES & EQUITY	$48,370	$46,756	$40,488	$39,934	$39,734

Note: Not prepared in accordance with GAAP; adjustments have been made to reflect Fresh Start accounting and are subject to review and revision

($ in thousands)

Singer Sewing Company
Summary Cash Flow Projections

	4Q 2000	*2001*	*2002*	*2003*
BEGINNING CASH BALANCE	$1,187	$1,500	$1,499	$1,501
Field Net Income	1,922	6,998	7,420	8,365
Current Sources/(Uses) of Cash				
Accounts Receivable	1,505	223	(116)	(265)
Inventories	(2,382)	3,394	366	170
Prepaid/Other Current Assets	2,600	50	-	-
Notes and Loans Payable	(3,038)	(12,050)	(7,975)	(8,565)
Long-term Debt – Current	-	-	-	-
Accounts Payable	-	(1,216)	-	-
Accrued Liabilities	-	-	-	-
Other Current Liabilities	-	-	-	-
Total Current Sources/(Uses) of Cash	(1,315)	(9,599)	(7,725)	(8,660)
Other Sources/(Uses) of Cash				
Additions to PP&E – Net	129	2,600	306	295
Investment in Affiliates	-	-	-	-
Intangible and Other Assets	75	-	-	-
Long-term Debt	-	-	-	-
Other Noncurrent Liabilities	-	-	-	-
Equity Adjustment	(498)	-	1	-
Total Other Sources/(Uses) of Cash	(294)	2,600	307	295
Operational Cash Flow	313	(1)	2	-
ENDING CASH BALANCE	$1,500	$1,499	$1,501	$1,501

Note: Not prepared in accordance with GAAP; adjustments have been made to reflect Fresh Start accounting and are subject to review and revision

Interim Report of Foreign Private Issuer

Singer N.V.

Incorporated in the Netherlands Antilles

De Ruyterkade 62, Willemstad
Curacao, Netherlands Antilles

Dated November 30, 2001

Exhibit Index to Interim Report

Exhibit No.

1.	Press release dated November 8, 2001
2.	Letter dated October 31, 2001 from the Transfer Agent for Singer N.V.'s Common Shares, Mellon Investor Services LLC to shareholders of Singer N.V. and related documents
3.	Quarterly Report of Singer N.V. for the quarter ended September 30, 2001
4.	Wells Fargo Notice to Holders of the Singer Company N.V. dated November 13, 2001

EXHIBIT 1

FOR IMMEDIATE RELEASE
November 8, 2001

01 DEC -4 AM 8: 56

INFORMATION CONTACT
Barbara Wybraniec at (917) 534-5373

SINGER N.V. ANNOUNCES THIRD QUARTER RESULTS
Results Show Continuing Profitability

November 8, 2001, Curacao, Netherlands Antilles

Singer N.V. ("Singer" or the "Company") announced today its results for the third quarter of 2001 and for the nine months ended September 30, 2001.

2001 Third Quarter Results

For the third quarter of 2001, ending September 30, the Company reported consolidated revenues of $99.5 million. Revenues of Singer's 48 percent-owned Thailand affiliate, which amounted to $20.1 million for the quarter, are not included in this total. Gross profit for the quarter was $36.3 million, representing a gross margin of 36.5 percent on sales. Operating income for the period was $3.6 million, while EBITDA (earnings before interest, taxes, depreciation and amortization) was $10.5 million. The Company's net income for the third quarter of 2001 was $1.0 million.

Included in operating income and net income for the quarter is $1.6 million of expense relating to the amortization of intangible assets, primarily the Singer trademark. Effective January 1, 2002, the Company expects to adopt the accounting standard, FASB 142, accounting for "Goodwill and Other Intangible Assets", pursuant to which Singer will no longer amortize the value of the trademark and most other intangible assets subject, however, to any periodic adjustments which may be appropriate to assure that the book value of the Company's intangible assets reflect their fair value.

Singer's retail and related consumer credit operations accounted for 69 percent of Singer's third quarter revenues (taking into account the revenues of its non-consolidated affiliate in Thailand) and 42 percent of operating earnings before Corporate costs, eliminations and amortization of intangibles. Particularly strong contributors to earnings in this segment were the retail businesses in Mexico, Bangladesh and Thailand.

The Company's sewing business accounted for 31 percent of the Company's third quarter revenues and 58 percent of operating earnings before Corporate costs, eliminations and amortization of intangibles. The sewing manufacturing and marketing operations in Latin America were especially strong contributors to this segment. The Company's results for the third quarter of 2001 continued to be negatively impacted by the ongoing economic crisis in Turkey.

Due to the reorganization in bankruptcy and the implementation of "Fresh Start Reporting" on emergence, financial statements of Singer's predecessor company are not comparable to Singer's ongoing results and are not, therefore, presented or discussed herein.

2001 Nine-Month Results

For the nine months ending September 30, 2001, Singer reported consolidated revenues of $317.1 million. Singer's non-consolidated affiliate in Thailand accounted for an additional $66.7 million in revenues. Gross profit for the nine-month period was $120.5 million, representing a gross margin of 38.0 percent on sales. Operating profit for the nine-month period was $19.8 million; EBITDA was $38.2 million. The Company's net income for the first nine months of 2001 was $5.1 million. Expense relating to amortization of intangible assets totalled $4.0 million for the nine-month period.

Continued Profitability

Mr. Stephen H. Goodman, Singer N.V.'s President and Chief Executive Officer, noted, "Singer's continuing profitability in the third quarter of 2001, traditionally the weakest quarter for the Company's operations, represents an important milestone - - the fourth consecutive quarter of profitable operations since the successful conclusion of the Company's Chapter 11 Reorganization in September 2000. This return to profitability follows four years of very substantial losses at Singer's predecessor company."

"Unfortunately", Mr. Goodman added, "Singer, like many other companies, is being negatively impacted by the global, economic slowdown and the consequence of the September 11 attacks. The impact of the September 11 events is most significant in those Singer operations closest to the current military activities, Pakistan and the Middle East, and is insignificant in operations less directly affected, such as in Latin America and East Asia. To meet the global, economic challenge, the Company has implemented a comprehensive program of S&A expense reduction designed to reduce S&A expense, commencing in the fourth quarter, by $7.0 million on an annual basis, and to slow any future growth in S&A expense to a rate meaningfully below the rate of growth in revenue, while simultaneously pursing a number of important new strategic revenue and earnings initiatives."

"I continue to have confidence", Mr. Goodman concluded, "that the consistent execution of our recovery program, supplemented by the S&A expense reduction program and the new strategic initiatives will result in continuing, improving performance for the balance of 2001."

Share Distribution

On November 1, 2001 the Singer Creditor Trust made an initial distribution of the common shares of Singer N.V. to the holders of allowed, general unsecured claims against Singer's predecessor company. Trading in such shares has not yet commenced. While it is not expected that the Company's common shares will be listed on any U.S. or overseas securities exchange, the NASDAQ National Market System, the NASDAQ Small Cap Market, the OTC Bulletin Board or a similar trading system in the near future, the Company anticipates that one or more brokerage firms will seek to make a market for the newly distributed common shares through the "Pink Sheets" quotation system. Singer's objective is for brokers and market makers to provide quotations for the Company's common shares using the "Pink Sheets" system as soon as practical; however, no assurances can be given as to approval by the NASD of the common shares for quotation on the "Pink Sheets" system or as to the timing of such approval if given.

About Singer N.V.
Effective September 2000, as a result of a successful Chapter 11 reorganization, Singer became the parent of several operating companies formerly owned by The Singer Company N.V., as well as acquiring ownership of the SINGER brand name, one of the most widely recognized and respected trademarks in the world. Through its operating companies, Singer is engaged in two principal businesses, retail and sewing.

The retail business consists primarily of the retail distribution of a wide variety of consumer durable products for the home in selected emerging markets, primarily in Asia, Mexico and the Caribbean. Retail sales activities in these markets are strengthened by the availability to customers of consumer credit services provided by the Company. In many of the markets where it operates, Singer is recognized as a leading retailer of products for the home.

The sewing business consists primarily of the distribution of consumer and artisan sewing machines and accessories, produced by Singer and certain third-party manufacturers, through distribution channels operated by its sewing operating companies and through third-party distributors and dealers, as well as through the operating companies which operate Singer's retail business. Singer is the world's leading seller of consumer and artisan sewing machines, with an estimated worldwide unit market share of approximately 29 percent (excluding China, the former Soviet Republics and Eastern European Countries).

Additional financial and other information about the Company, including a copy of Singer's Disclosure Statement and Report, containing the Company's audited Consolidated Financial Statements for the three months ended December 31, 2000 together with the Auditor's Report thereon, and the Company's unaudited Consolidated Financial Statements for the six months ended June 30, 2001, dated September 2001, and copies of all press releases since the conclusion of the Chapter 11 proceedings, may be found at the Company's financial website, www.singernewsonline.com.

Statements made herein with respect to Singer's current plans, estimates, strategies and beliefs and other statements that are not historical facts are forward-looking statements about the future performance of the Company. Forward-looking statements include but are not limited to those using words such as believe, expect, anticipates, plans, strategy, prospects, forecast, estimate, project, may or might, and words of similar meaning in connection with a discussion of future operations, financial performance, financial position, capital resources and strategy and plans and objectives of management. From time to time, oral or written forward-looking statements may also be included in other materials released to the public. These statements are based on management's assumptions and beliefs, which are expressed in light of the information currently available to management. The ultimate outcome in many cases is outside of the Company's control. The Company cautions that no assurance can be given that expectation reflected in such forward-looking statements will prove to have been correct, that a number of important risks and uncertainties could cause actual results to differ materially from those discussed in the forward-looking statements, and therefore, undue reliance should not be placed on such forward-looking statements. The Company undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, and no assumption should be made to the contrary. Risks and uncertainties that might affect the

Company include, but are not limited to: general economic conditions in the Company's markets worldwide, particularly in Asia and other developing countries, including levels of consumer spending; exchange rates, particularly between the US dollar and other currencies in which the Company makes significant sales or in which the Company's assets and liabilities are denominated; the Company's ability to continue to win acceptance of its products and services, which are offered in highly competitive markets; the Company's ability to implement successfully the ongoing restructuring of its businesses; the success of the Company in improving liquidity and obtaining access to capital resources, including successfully concluding negotiations under its secured credit facility to preclude acceleration of required debt payment; improving efficiency in its manufacturing and marketing operations; continuing relationships with financial institutions, suppliers and other creditors; and the outcome of contingencies.

For further information, please contact Barbara Wybraniec at 1 (917) 534-5373.

SINGER N.V.

CONSOLIDATED STATEMENT OF OPERATIONS (Unaudited)
FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2001
(in thousands of US dollars)

	Three Months Ended September 30, 2001	Nine Months Ended September 30, 2001
Revenues	$ 99,453	$ 317,050
Cost of sales	63,196	196,546
Gross profit	36,257	120,504
Selling and administrative expenses	31,058	96,727
Amortization of intangible assets	1,581	3,993
Operating income	3,618	19,784
Other income (expenses):		
Interest expense	(5,438)	(19,738)
Equity in earnings from operating affiliates	317	1,712
Royalties and license income	1,102	3,814
Other, net	1,885	3,784
Total other income (expense)	(2,134)	(10,428)
Income before provision for income taxes and minority interest	1,484	9,356
Provision for income taxes	670	4,124
Minority interest share in losses (income)	223	(122)
Net income	1,037	5,110
Dividends on preferred shares	275	825
Net income applicable to common shares	$ 762	$ 4,285
Supplementary information:		
EBITDA	$ 10,474	$ 38,167

EXHIBIT 2

SINGER

01 DEC -4 AM 8:56

October 31, 2001

Dear Singer N.V. Shareholder:

Singer N.V. (the "Company") is pleased to announce the initial distribution of the 8,000,000 Common Shares of the Company (the "New Common Stock").

The initial distribution is being made pursuant to Section 7.14 of the First Amended Joint Plan of The Singer Company N.V. and Its Affiliated Debtors and Debtors In Possession (the "Plan"), which was confirmed by the United States Bankruptcy Court for the Southern District of New York (the "Court") on August 24, 2000, and pursuant to the Amended and Restated Articles of Incorporation of the Company, as filed with the Ministry of Justice of the Netherlands Antilles on or about September 10, 2000. Enclosed herewith is a notice regarding the initial distribution (the "Notice") that was filed with the Court on or about October 30, 2001, and which contains information regarding the issuance and initial distribution of the New Common Stock and certain effects of the Plan.

In accordance with the Plan, shares of New Common Stock are being allocated and distributed by the Singer Creditor Trust (as defined in the Plan) on a pro-rata basis to former unsecured creditors of The Singer Company N.V. ("Old Singer"), such as yourself. The Singer Creditor Trust is distributing the New Common Stock to such creditors in two stages - the current initial distribution and a final distribution to occur at a later date. This letter discusses the current initial distribution. Information regarding the future final distribution will be provided prior to such distribution. Although a majority of the New Common Stock is being distributed through the initial distribution, the Singer Creditor Trust is not distributing all of the New Common Stock at this time. The Singer Creditor Trust has established certain reserves of New Common Stock pursuant to terms of the Plan for disputed claims and certain other contingencies. Once such claims and contingencies are resolved, the Singer Creditor Trust will commence the final distribution and distribute the balance of the New Common Stock owed to creditors of Old Singer. Pursuant to the Plan, both the initial and final distributions of the New Common Stock by the Singer Creditor Trust are exempt from registration under applicable securities laws pursuant to section 1145(a) of the Bankruptcy Code.

SINGER N.V.
De Ruyterkade 62
Curacao, Netherlands Antilles

As set forth in the Plan, the former unsecured creditors of Old Singer include the holders of record, as of the close of business on September 14, 2000 (the "Record Date"), of The Singer Company N.V. $150,000,000 7% Notes Due 2003, Cusip No. 82930FAA7 (as defined in the Plan, the "Prepetition Singer Notes"), which were canceled pursuant to Section 7.18 of the Plan as of the Record Date. Pursuant to Section 9.7 of the Plan, the transfer ledgers of the indenture trustee, agents and servicers with respect to the Prepetition Singer Notes were closed as of the Record Date and any transfers of the Prepetition Singer Notes occurring after the Record Date will not be recognized for purposes of the initial or final distribution of the New Common Stock. Accordingly, only record holders of the Prepetition Singer Notes set forth on such transfer ledgers at the close of business on the Record Date are entitled to receive a distribution of the New Common Stock from the Singer Creditor Trust. Any issues relating to transfers of Prepetition Singer Notes occurring after the Record Date are to be resolved by the record holder of the Prepetition Singer Notes on the Record Date and any subsequent transferee of the Prepetition Singer Notes. Pursuant to the Plan, Singer N.V., the Singer Creditor Trust, the indenture trustee with respect to the Prepetition Singer Notes and the Transfer Agent (as defined below) have no obligation to recognize, and will not recognize, transfers of the Prepetition Singer Notes occurring after the Record Date.

Depending on the nature of your claim against Old Singer, you will receive information regarding the number of shares of New Common Stock issued for your benefit as follows:

- If your claim is not based upon ownership of the Prepetition Singer Notes, but is based upon a debt owed to you by Old Singer, then enclosed herewith is a statement (a "Statement") from Mellon Investor Services, LLC, the Transfer Agent for the New Common Stock (the "Transfer Agent"), setting forth the number of shares of New Common Stock that you now hold in "book entry" form on the books and records of the Transfer Agent.

- If your claim is based upon ownership of the Prepetition Singer Notes as of the Record Date, and as of the Record Date you held such notes through a nominee account, then you should receive notification from your broker regarding the number of shares of New Common Stock that you now hold through your nominee account with such broker. If you do not receive such a notification from your broker, please contact your broker directly and request such information.

- If your claim is based upon ownership of the Prepetition Singer Notes as of the Record Date, and as of the Record Date you held such notes in "certificate" form, and you previously informed the indenture trustee for such notes of your election to hold your shares of New Common Stock in "certificate" form, then enclosed herewith is a physical share certificate (a "Certificate") indicating the number of shares of New Common Stock you now hold in "certificate" form.

- If your claim is based upon ownership of the Prepetition Singer Notes as of the Record Date, and as of the Record Date you held such notes in "certificate" form, and you did not elect to hold your shares of New Common Stock in "certificate" form, then enclosed herewith is a Statement from the Transfer Agent setting forth the number of shares of New Common Stock that you now hold in "book entry" form on the books and records of the Transfer Agent.

If you received a Statement and, thus, hold your shares of New Common Stock in "book entry" form, you have the option to receive a Certificate evidencing the number of shares of New Common Stock you now own. If you would like to receive such a Certificate, thereby choosing to hold your shares of New Common Stock in "certificate" form instead of "book entry" form, please complete the enclosed Election to Receive Share Certificate for Shares of New Common Stock (the "Election Form") and return it to the Transfer Agent at the address set forth on the Election Form. If you hold your shares of New Common Stock in "book entry" form and do not want to hold your shares in "certificate" form, you need not take any further action and should not execute or return the Election Form.

If you have any questions regarding the initial distribution of the New Common Stock, please contact the Transfer Agent at the following address:

Mellon Investor Services, LLC
44 Wall Street, 6th Floor
New York, New York 10005
Attn.: Yvonne Benn

It is not anticipated that the New Common Stock will be listed on any U.S. or overseas securities exchange, the NASDAQ National Market System, the NASDAQ Small Cap Market, the OTC Bulletin Board or a similar trading system in the near future. The Company's current intention is to encourage one or more brokerage firms to make a market for the New Common Stock through the "Pink Sheets" quotation service. It is anticipated that, brokers, upon the filing of a form with the NASD and obtaining approval from the NASD, should be able to trade the New Common Stock using the "Pink Sheets" quotation service as long as the Company is current in submitting to the U.S. Securities and Exchange Commission ("SEC") the materials that it makes available to its shareholders or is required to file under its own country jurisdiction. The Company's objective is for the New Common Stock to be quoted using the "Pink Sheets" service as soon as practicable after the distribution of the New Common Stock; however, no assurance can be given as to approval by the NASD of the New Common Stock for quotation on the "Pink Sheets" system or the timing of the commencement of any related trading. The Company will make an announcement on its financial website (see below) and through a press release if and when the New Common Stock is being quoted using the "Pink Sheets" service.

If the New Common Stock is not traded, shareholders seeking to sell or buy shares will only be able to do so with considerable difficulty and at prices that may not reflect the shares' theoretical inherent value. Should quotations on the "Pink Sheets" service be instituted, there is no assurance that there will be adequate liquidity or that there will not be wide swings in prices and significant differences between "bid" and "asked" prices, which would continue to make trading difficult and could cause prices for the Company's shares to deviate substantially from their theoretical inherent value.

On July 24, 2001, the Company launched its financial website - www.singernewsonline.com, which contains financial information, press releases and other information about the Company which has been published since September 14, 2000, the Effective Date of the Plan. The website contains the Company's Disclosure Statement and Report (the "Disclosure Statement"), as filed with the SEC on September 13, 2001. The Disclosure Statement includes, among other things, the Company's audited consolidated financial statements for the three months ended December 31, 2000, together with the Auditor's report, and the Company's unaudited consolidated financial statements for the six-month period ended June 30, 2001. The website will be updated with new information as appropriate.

The financial website also provides an e-mail link to contact the Company's Investor Relations section and a link to the Company's worldwide website. If you have questions or concerns regarding the Company or you would like to submit a request to receive a copy of the Disclosure Statement or the Company's audited consolidated financial statements, please submit the same to the Company via the Investor Relations e-mail link. Alternatively, you may submit questions and concerns or requests to receive a copy of the Disclosure Statement or the Company's audited consolidated financial statements to the Company in writing at the following address:

Singer N.V.
De Ruyterkade 62,
Willemstad, Curacao
Netherlands Antilles
Attn.: Investor Relations

We wish to thank you in advance for your continuing support and your ongoing cooperation in making Singer N.V. a success in the future.

Sincerely,

Stephen H. Goodman
Chairman of the Board

Enclosures

ELECTION TO RECEIVE SHARE CERTIFICATE FOR
SHARES OF NEW COMMON STOCK OF SINGER N.V.

Although the New Common Stock (as defined in the First Amended Joint Plan of Reorganization of The Singer Company N.V. and Its Affiliated Debtors and Debtors In Possession) has been issued to you in "book entry" form, each holder of New Common Stock (each a "Holder") has the option to hold his/her/its shares in "certificate" form and receive a physical share certificate evidencing the number of shares so held by such Holder. To receive a physical share certificate, a Holder must complete this election form and return it to Mellon Investor Services, LLC, the Transfer Agent for the New Common Stock, at the following address:

Mellon Investor Services, LLC
44 Wall Street, 6th Floor
New York, New York 10005
Attn.: Yvonne Benn

Holders who do not elect to hold their shares in "certificate" form and receive a physical share certificate will continue to hold their shares in "book entry" form.

The undersigned certifies he/she/it is a Holder of a number of shares of New Common Stock of Singer N.V. in "book entry" form and, choosing to hold such shares in "certificate" form instead of "book entry" form, hereby directs Mellon Investor Services LLC, as Transfer Agent of Singer N.V., to issue a physical share certificate evidencing the number of shares of New Common Stock owned by such Holder.

Dated: ________________

____
(signature)

Name: ______________________________
SSN/TIN: ______________________________
Address: ______________________________
____
____
Telephone: ______________________________

UNITED STATES BANKRUPTCY COURT
SOUTHERN DISTRICT OF NEW YORK

In re THE SINGER COMPANY N.V., et al., Debtors.	Chapter 11 Case Nos.: 99-10578 (BRL) through 99-10607 (BRL), 99-10613 (BRL), 99-10616 (BRL) through 99-10629 (BRL) and 00-10423 (BRL) (Jointly Administered)

NOTICE REGARDING INITIAL DISTRIBUTION OF NEW COMMON STOCK OF REORGANIZED SINGER TO HOLDERS OF ALLOWED CLAIMS IN CLASS SNV-4 (GENERAL UNSECURED CLAIMS AGAINST THE SINGER COMPANY N.V.)

PLEASE TAKE NOTICE OF THE FOLLOWING:

1. **Confirmation of the Plan.** On August 24, 2000, the United States Bankruptcy Court for the Southern District of New York (the "Bankruptcy Court") entered an order (the "Confirmation Order") confirming the First Amended Joint Plan of Reorganization of The Singer Company N.V. and Its Affiliated Debtors and Debtors in Possession, dated June 22, 2000 (the "Plan"), in the chapter 11 cases of The Singer Company N.V. ("Singer") and its affiliated debtors and debtors in possession (collectively with Singer, the "Debtors"). Unless otherwise defined in this Notice, capitalized terms and phrases used herein have the meanings given to them in the Plan and the Confirmation Order.

2. **Treatment of Allowed Claims in Class SNV-4.** Pursuant to Section 5.1(d) of the Plan, each holder of an Allowed Claim in Class SNV-4 (General Unsecured Claims against Singer), including the PBGC Distribution Claim, shall receive, in full satisfaction, settlement, release, and discharge of and in exchange for such Class SNV-4 Claims, among other things, a Pro Rata share of one-hundred percent (100%) of the shares of common stock of Reorganized Singer (the "New Common Stock") authorized under Section 7.14 of the Plan and under the articles of incorporation of Reorganized Singer. Pursuant to Section 7.14 of the Plan, the issuance of the New Common Stock and the distribution thereof to holders of Allowed Claims in Class SNV-4 shall be exempt from registration under applicable securities laws pursuant to section 1145(a) of the Bankruptcy Code.

3. **Effective Date/Record Date.** On September 14, 2000, the Effective Date of the Plan occurred. Pursuant to Section 1.109 of the Plan, the Effective Date is the Record Date for purposes of making distributions under the Plan on account of Allowed Claims. Pursuant to Section 9.7 of the Plan, at the close of business on the Record Date, the transfer ledgers of the indenture trustees, agents and servicers of the Prepetition Singer Notes and the Brazil Prepetition Notes were closed, and there have been no further changes in the record holders of the Prepetition Singer Notes and the Brazil Prepetition Notes since the Record Date. Only the record holders of the Prepetition Singer Notes and Brazil Prepetition Notes stated on the transfer ledgers as of the close of business on the Record Date will be recognized for purposes of the Plan and transfers of the Prepetition Singer Notes or Brazil Prepetition Notes occurring after the Record Date will not be recognized.

4. **Issuance of New Common Stock.** On the Effective Date, the Singer Creditor Trust established by the Plan received on behalf of each holder of an Allowed Claim in Class SNV-4, in full satisfaction, settlement, release and discharge of and in exchange for each and every Class SNV-4 Claim, among other things, the New

Common Stock, to be distributed Pro Rata by the Singer Creditor Trust in accordance with the terms of the Plan to holders of Allowed Claims in Class SNV-4.

5. **Initial Distribution of the New Common Stock.** The Singer Creditor Trust has determined to commence the initial distribution of the New Common Stock to holders of Allowed Claims in Class SNV-4 and, therefore, has directed Mellon Investor Services, L.L.C., as stock transfer agent for the New Common Stock (the "Stock Transfer Agent"), to establish a "book entry" record for each holder of an Allowed Claim in Class SNV-4 indicating the amount of each such holder's Pro Rata share of the New Common Stock, as well as certain reserves required by the Plan. With the exception of certain former holders of Prepetition Singer Notes, physical share certificates for the New Common Stock will not be distributed automatically to the holders of such shares. Certain former holders of Prepetition Singer Notes, who held such notes in "certificate" form and who previously elected to hold their shares of New Common Stock in "certificate" form, automatically will receive a physical share certificate for their shares. Holders of New Common Stock who do not receive physical share certificates may elect to receive physical share certificates by following the procedure described in paragraph 7 below. The records maintained by the Stock Transfer Agent with respect to the New Common Stock and the reserves established pursuant to the Plan shall be effective as of October 31, 2001.

6. **Delivery/Notification of Distribution.** On or before October 31, 2001, the Stock Transfer Agent, on behalf of the Singer Creditor Trust, shall mail an information packet to each holder of an Allowed Claim in Class SNV-4; provided, however, that information packets with respect to Prepetition Singer Notes held in "street name" shall be mailed to the brokers that were the holders of record of such Prepetition Singer Notes as of the Record Date, along with instructions that such brokers deliver the information packets to the beneficial holders of the Prepetition Singer Notes. Each information packet will include: (a) an introductory letter from Reorganized Singer containing, among other things, sources for financial and other information for Reorganized Singer; (b) a copy of this notice; and (c) either (i) a statement from the Stock Transfer Agent setting forth the number of shares of New Common Stock owned by the particular holder in "book entry" form as reflected in the Stock Transfer Agent's ownership records or (ii) a physical share certificate indicating the number of shares of New Common Stock held by the particular holder in "certificate" form; provided, however, that holders of the Prepetition Singer Notes who held their Prepetition Singer Notes in "street name" shall not receive statements or physical certificates from the Stock Transfer Agent, but instead should receive information from their brokers regarding the number of shares of New Common Stock such holders now own. Additionally, the information packet for a holder who is not receiving a physical share certificate shall include an Election Form as described in paragraph 7 below. The information packets will be delivered to (a) the addresses set forth on the proofs of claims filed by the holders of Allowed Claims in Class SNV-4 (or the last known addresses of such holders if no proof of claim was filed or if the Debtors were notified of a change of address), (b) the addresses set forth in any written notices of address changes delivered to the Singer Creditor Trust after the date of any related proof of claim, (c) the addresses reflected in the Debtors' Schedules if no proof of claim has been filed and the Singer Creditor Trust has not received a written notice of change of address, or (d) in the case of a Claim holder whose Claim is governed by an indenture or other agreement and is administered by an indenture trustee, agent or servicer, at the addresses contained in the official records of such indenture trustee, agent or servicer. Pursuant to Section 9.7 of the Plan, only the record holders of the Prepetition Singer Notes and Brazil Prepetition Notes stated on the transfer ledgers as of the close of business on the Record Date will be recognized for purposes of the Plan and transfers of the Prepetition Singer Notes or Brazil Prepetition Notes occurring after the Record Date will not be recognized.

7. **Election to Receive Physical Share Certificates.** As described in paragraph 5 above, with the exception of certain former holders of Prepetition Singer Notes, shares of New Common Stock will be issued initially only in "book entry" form. This means that holders of the New Common Stock, other than the former

holders of Prepetition Singer Notes described in paragraph 5, will not receive physical share certificates in their information packets. However, holders of the New Common Stock who do not initially receive physical share certificates will have the option to receive physical share certificates evidencing their ownership of the New Common Stock. Each information packet for those parties who hold their shares in "book entry" form will contain an election form (the "Election Form") that will allow a holder to elect to receive a physical share certificate setting forth the number of shares of New Common Stock owned by such holder. To receive a physical share certificate, a holder of the New Common Stock must complete the Election Form and return it to the address set forth therein.

8. Discharge of Claims and Termination of Interests.

a. Pursuant to section 1141(d) of the Bankruptcy Code, other than with respect to the Foreign Jurisdiction Liquidating Debtors, Singer Furniture and the No Asset Liquidating Debtors, and except as otherwise specifically provided in the Plan or in the Confirmation Order, the distributions and rights that are provided in the Plan are in complete satisfaction, discharge and release, effective as of the Confirmation Date, of Claims and Causes of Action, whether known or unknown, against, liabilities of, liens on, obligations of and Interests in the Debtors or the Reorganized Debtors or any of their assets or properties, regardless of whether any property shall have been distributed or retained pursuant to the Plan on account of such Claims, including, but not limited to, demands and liabilities that arose before the Confirmation Date, any liability (including withdrawal liability) to the extent such Claims relate to services performed by employees of the Debtors prior to the Petition Date and that arise from a termination of employment or a termination of any employee or retiree benefit program regardless of whether such termination occurred prior to or after the Confirmation Date, and all debts of the kind specified in sections 502(g), 502(h) or 502(i) of the Bankruptcy Code, whether or not (i) a proof of claim based upon such debt is filed or deemed filed under section 501 of the Bankruptcy Code, (ii) a Claim based upon such debt is Allowed under section 502 of the Bankruptcy Code, or (iii) the Claim holder of such a Claim accepted the Plan. The Confirmation Order is a judicial determination of the discharge of all liabilities of the Debtors.

b. Pursuant to section 1141(d)(3) of the Bankruptcy Code, entry of the Confirmation Order does not discharge Claims or Causes of Action against Singer Furniture, the Foreign Jurisdiction Liquidating Debtors or the No Asset Liquidating Debtors; *provided however*, that no holder of a Claim against any Foreign Jurisdiction Liquidating Debtor, Singer Furniture or No Asset Liquidating Debtor may, on account of such Claim, seek or receive any payment or other distribution from, or seek recourse against, any of such Debtors or their respective property, except as expressly provided in the Plan.

9. Injunctions.

a. Except as provided in the Plan or the Confirmation Order, and except as may be necessary to enforce or remedy a breach of the Plan and/or the Trust Agreement, the Debtors, and all Persons who have held, hold or may hold Claims or Interests and any successors, assigns or representatives of the foregoing are precluded and permanently enjoined on and after the Effective Date from: (a) commencing or continuing in any manner any Claim, action or other proceeding of any kind with respect to any Claim, Interest or any other right or Claim against the Singer Creditor Trust, Reorganized Singer, any other Reorganized Debtor or any Liquidating Debtor, which they possessed or may possess prior to the Effective Date, (b) the enforcement, attachment, collection or recovery by any manner or means of any judgment, award, decree or order with respect to any Claim, Interest or any other right or Claim against the Singer Creditor Trust, Reorganized Singer, any other Reorganized Debtor or any Liquidating Debtor, which they possessed or may possess prior to the Effective Date, (c) creating, perfecting or enforcing any encumbrance of any kind with respect to any Claim, Interest or any other right or Claim against the

Singer Creditor Trust, Reorganized Singer, any other Reorganized Debtor or any Liquidating Debtor, which they possessed or may have possessed prior to the Effective Date, and (d) asserting any Claims that are released hereby.

b. As of the Effective Date, all entities that held or may have held any claims, obligations, suits, judgments, damages, demands, debts, rights, causes of action or liabilities that are released pursuant to the Plan are permanently enjoined from taking any of the following actions against any released entity or its property on account of such released claims, obligations, suits, judgments, damages, debts, rights, causes of action or liabilities: (i) commencing or continuing in any manner any action or other proceeding; (ii) enforcing, attaching, collecting, or recovering in any manner any judgment, award, decree or order; (iii) creating, perfecting or enforcing any lien or encumbrance; (iv) asserting a setoff, right of subrogation or recoupment of any kind against any debt, liability or obligation due to any released entity; and (v) commencing or continuing any action, in any manner, in any place that does not comply with or is inconsistent with the provisions of the Plan.

c. By accepting distributions pursuant to the Plan, each holder of an Allowed Claim receiving distributions pursuant to the Plan shall be deemed to have specifically consented to the injunctions set forth above.

10. Termination of Subrogation Rights. All Claims against the Debtors and all rights and claims between or among Claim holders relating in any manner whatsoever to Claims against the Debtors, based upon any claimed subordination rights (if any), are deemed satisfied by the distributions under the Plan to Claim holders having such subordination rights, and such subordination rights are deemed waived, released, discharged and terminated as of the Effective Date. Distributions to the various Classes of Claims under the Plan are not subject to levy, garnishment, attachment or like legal process by any Claim holder by reason of any claimed subordination rights or otherwise, so that each Claim holder shall have and receive the benefit of the distributions in the manner set forth in the Plan.

Dated: October 29, 2001

OTTERBOURG, STEINDLER, HOUSTON
& ROSEN, P.C.
Counsel for the Singer Creditor Trust

/s/ Glenn B. Rice

Glenn B. Rice (GR 7605)
Enid N. Stuart (ES 6651)
OTTERBOURG, STEINDLER, HOUSTON
& ROSEN, P.C.
230 Park Avenue
New York, New York 10169
(212) 661-9100

EXHIBIT 3

QUARTERLY REPORT

Singer N.V.

Incorporated in the Netherlands Antilles

De Ruyterkade 62, Willemstad
Curacao, Netherlands Antilles

For the Quarterly Period Ended September 30, 2001

The Company publishes its consolidated financial statements in US dollars and in accordance with accounting principles generally accepted in the United States. In this Report, references to "US dollars", "dollars", "US$", or "$" are to US currency.

The registered offices of the Company are located at De Ruyterkade 62, Willemstad, Curacao, Netherlands Antilles, and its telephone number is 011-599-9732-2555. Certain administrative matters are handled in the United States by the Company's subsidiary, Singer Corporation, located at 915 Broadway, New York, NY 10010.

As used herein, except as the context otherwise requires, the term "Company" or "Singer" refers to Singer N.V. and its consolidated subsidiaries. The term "Operating Companies" refers to locally incorporated companies which operate the Company's business in various countries around the world. The term "Operating Affiliates" refers to Operating Companies in which Singer exercises significant management influence but does not hold greater than 50% ownership. The term "Old Singer" refers to The Singer Company N.V., which filed for protection under Chapter 11 of the United States Bankruptcy Laws in September 1999.

The initial distribution of the Common Shares of the Company to unsecured creditors of Old Singer was made in November 2001. The Common Shares are not currently trading on any public securities exchange or trading system. It is not anticipated that the Company's Common Shares will be listed on any U.S. or overseas securities exchange, the NASDAQ National Market System, the NASDAQ Small Cap Market, the OTC Bulletin Board or a similar trading system in the near future. The Company anticipates that one or more brokerage firms may take the required action to make a market for the outstanding Common Shares through the "Pink Sheets" quotation service. Brokers, upon the filing of a form with the NASD and obtaining approval from the NASD, could trade Singer's Common Shares using the "Pink Sheets" quotation service as long as the Company is current in submitting to the Securities and Exchange Commission ("SEC") the materials that it makes available to its shareholders or is required to file under its own country jurisdiction. The Company's objective is for the Common Shares to be quoted using the "Pink Sheets" service as soon as practical after the initial distribution of the Common Shares; however, no assurance can be given as to approval by the NASD of the Common Shares for quotation on the "Pink Sheets" system or the timing of the commencement of any related trading. If the Common Shares are not traded, shareholders seeking to sell or buy shares will only be able to do so with considerable difficulty and at prices that may not reflect the shares' theoretical inherent value. Should quotations on the "Pink Sheets" service be instituted, there is no assurance that there will be adequate liquidity or that there will not be wide swings in prices and significant differences between "bid" and "asked" prices, which would continue to make trading difficult and could cause prices for the Company's shares to deviate substantially from their theoretical inherent value.

SINGER N.V.

INDEX

SINGER N.V.

CONDENSED CONSOLIDATED BALANCE SHEETS

DECEMBER 31, 2000 and SEPTEMBER 30, 2001 (Unaudited)
(in thousands of US dollars)

	(Unaudited) September 30, 2001	December 31, 2000
ASSETS:		
Current assets-		
Cash and cash equivalents	$ 11,978	$ 12,455
Accounts receivable, net	107,779	122,174
Inventories, net	96,189	91,357
Other current assets	11,621	12,910
Total current assets	227,567	238,896
Investment in operating affiliates	26,302	26,626
Property, plant and equipment, net	64,571	72,086
Intangible assets	144,762	148,976
Other assets	19,355	24,114
Total assets	$ 482,557	$ 510,698
LIABILITIES AND SHAREHOLDERS' EQUITY:		
Current liabilities-		
Notes and loans payable	$ 140,283	$ 143,767
Accounts payable and accrued liabilities	105,150	149,669
Total current liabilities	245,433	293,436
Long-term debt	73,934	78,066
Other non-current liabilities	59,862	40,544
Total liabilities	379,229	412,046
SHAREHOLDERS' EQUITY:		
Preferred shares, $0.01 par value, authorized 1,000,000 shares, issued and outstanding Series A convertible, 40 shares in 2001 and 2000	18,100	17,275
Common Shares, $0.01 par value, authorized 20,000,000 shares, issued and outstanding 8,121,828 in 2001 and 2000	81	81
Additional paid-in capital	80,919	80,919
Retained earnings	5,023	738
Accumulated other comprehensive loss	(795)	(361)
Total shareholders' equity	103,328	98,652
Total liabilities and shareholders' equity	$ 482,557	$ 510,698

The accompanying Notes to the Condensed Consolidated Financial Statements are an integral part of this Balance Sheet

SINGER N.V.

CONDENSED CONSOLIDATED STATEMENT OF OPERATIONS

FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2001 (Unaudited)
(in thousands of US dollars)

	Three Months ended September 30, 2001	Nine Months ended September 30, 2001
Revenues	$ 99,453	$ 317,050
Cost of sales	63,196	196,546
Gross profit	36,257	120,504
Selling and administrative expenses	31,058	96,727
Amortization of intangible assets	1,581	3,993
Operating income	3,618	19,784
Other income (expenses):		
Interest expense	(5,438)	(19,738)
Equity in earnings from operating affiliates	317	1,712
Royalties and license income	1,102	3,814
Other, net	1,885	3,784
Total other income (expense)	(2,134)	(10,428)
Income before provision for income taxes and minority interest	1,484	9,356
Provision for income taxes	670	4,124
Minority interest share in losses (income)	223	(122)
Net income	1,037	5,110
Dividends on preferred shares	275	825
Net income applicable to common shares	$ 762	$ 4,285
Supplementary information:		
Earnings before interest, taxes, depreciation and amortization (EBITDA)	$ 10,474	$ 38,167

The accompanying Notes to the Condensed Consolidated Financial Statements are an integral part of this Statement

SINGER N.V.

CONSOLIDATED STATEMENT OF CASH FLOWS

FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2001 (Unaudited)
(in thousands of US dollars)

	Nine Months ended September 30, 2001
CASH FLOWS FROM OPERATING ACTIVITIES:	
Net income	$ 5,110
Adjustments to reconcile net income to net cash provided by operating activities-	
Depreciation and amortization	9,195
Equity in unremitted earnings from operating affiliates	(762)
Minority interest	122
Foreign exchange gain	(2,149)
Change in current assets and liabilities-	
Decrease (increase) in accounts receivable	7,690
Increase in inventory	(7,240)
Decrease in prepaid expenses	865
Increase (decrease) in accounts payable and accrued expenses	(2,163)
Other	466
Total adjustments	6,024
Net cash provided by operating activities	11,134
CASH FLOWS FROM INVESTING ACTIVITIES:	
Capital expenditures	(3,369)
Net cash used in investing activities	(3,369)
CASH FLOWS FROM FINANCING ACTIVITIES:	
Net decrease in notes and loans payable	(7,333)
Net cash used in financing activities	7,333)
Effect of exchange rate changes on cash	(909)
Net decrease in cash and cash equivalents	(477)
CASH AND CASH EQUIVALENTS, beginning of the period	12,455
CASH AND CASH EQUIVALENTS, end of the period	$ 11,978

The accompanying Notes to the Condensed Consolidated Financial Statements are an integral part of this Statement

SINGER N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)
(in thousands of US dollars)

1. BUSINESS AND ORGANIZATION

Singer N.V. ("Singer" or the "Company") was formed as a new corporate entity in the Netherlands Antilles in December 1999. Pursuant to the Reorganization Plan discussed below, effective September 14, 2000, Singer became the parent company of several operating companies (the "Operating Companies"), formerly owned by The Singer Company N.V. ("Old Singer"), as well as the owner of the "Singer" brand name.

The Company is a holding company whose subsidiaries are engaged in two principal businesses, Retail and Sewing. The Retail segment derives revenues primarily from the retail distribution of a wide variety of consumer durable products for the home in selected emerging markets, with consumer credit and other financial services available to qualified customers.

The Sewing segment derives revenues primarily from the distribution of consumer and artisan sewing machines and accessories, manufactured by Singer and certain third-party manufacturers, through its own distribution channels and through third-party distributors, as well as through the Operating Companies which operate Singer's Retail business. The Retail and Sewing segments are both currently managed on a geographic basis.

2. BASIS OF PRESENTATION

The accompanying unaudited condensed consolidated financial statements have been prepared in accordance with generally accepted accounting principles for interim financial information. Accordingly, they do not include all of the information and footnotes required by generally accepted accounting principles for complete financial statements. In the opinion of management, all adjustments (consisting of normal recurring adjustments and fresh start reporting adjustments) considered necessary for a fair presentation have been included. Operating results for the nine month period ended September 30, 2001 are not necessarily indicative of the results that may be expected for the year ending December 31, 2001. The balance sheet at December 31, 2000 has been derived from the audited financial statements at that date. Due to the reorganization in bankruptcy and implementation of "Fresh Start Reporting" on emergence, financial statements of Old Singer for prior periods are not comparable to post effective date results and have not, therefore, been presented or discussed herein. For further information, refer to the consolidated financial statements and footnotes thereto included in the Company's Disclosure Statement and Report dated September 2001.

The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The financial statements do not include any adjustments relating to the recoverability and classification of liabilities that might be necessary should the Company be unable to continue as a going concern. The Company's ability to continue as a going concern is dependent on the Company's ability to achieve its minimum-operating plan and meet its obligations under several financing agreements. The Company has significant borrowings which require, among other things, compliance with certain financial covenants on a quarterly basis. As of September 30, 2001, the Company was not in compliance with certain of the covenants under selected financing arrangements. Accordingly, all amounts due under these financing arrangements

have been classified as short-term in the accompanying financial statements. The Company is planning to negotiate appropriate modifications to such amounts with a view to assuring future compliance.

The Reorganization Plan

The reorganization of the Company was made pursuant to the First Amended Joint Plan of Reorganization of Old Singer and its Affiliated Debtors and Debtors in Possession (the "Reorganization Plan") adopted in accordance with the provisions of Chapter 11 of the United States Bankruptcy Code. The basic reorganization cases were commenced under Chapter 11 in September of 1999 by Old Singer and certain of its subsidiaries as a result of a number of internal and external factors making problematic the continued viability of their operations outside of reorganization proceedings. The majority of the Operating Companies, however, did not commence proceedings under Chapter 11 or under the insolvency laws of other countries, but continued to operate in the ordinary course as substantially stand-alone companies throughout the period of the bankruptcy proceedings. Operating companies in Brazil, the United States and Turkey were successfully reorganized under Chapter 11.

Under the Reorganization Plan, which was confirmed by the United States Bankruptcy Court for the Southern District of New York on August 24, 2000, and became effective on September 14, 2000, the outstanding shares of Old Singer were cancelled and the holders of allowed general unsecured claims against Old Singer will receive substantially all of the equity shares of the Company. Trading in such shares has not yet commenced. While it is not expected that the Company's common shares will be listed on any U.S. or overseas securities exchange, the NASDAQ National Market System, the NASDAQ Small Cap Market, the OTC Bulletin Boards or a similar trading system in the near future, the Company anticipates, that one or more brokerage firms will seek to make a market for the newly distributed common shares through the "Pink Sheets" quotation system. Singer's objective is for brokers and market makers to provide quotations for the Company's common shares using the "Pink Sheets" system as soon as practical; however, no assurances can be given as to approval by the NASD of the common shares for quotation on the "Pink Sheets" system or as to the timing of such approval if given.

As part of the implementation of the Reorganization Plan, the Company entered into an Exit Financing Agreement with the Bank of Nova Scotia (the "Nova Scotia Financing Agreement"), pursuant to which the Company effectively assumed certain restructured secured indebtedness of Old Singer. With the exception of the chief executive officer, none of the directors of Old Singer were appointed to the Board of Directors of the Company, and the majority of the directors of the Company were appointed by the Creditors Committee of Old Singer.

Fresh Start Reporting

In connection with the reorganization under the Reorganization Plan, the Company implemented "Fresh Start Reporting" as of September 30, 2000 (its normal interim closing date), as set forth in Statement of Position 90-7, "Financial Reporting by entities in Reorganization Under the Bankruptcy Code" ("SOP 90-7"), issued by the American Institute of Certified Public Accountants. "Fresh Start Reporting" was required because there was an ownership change of more than 50%. Accordingly, all assets and liabilities were restated to reflect their respective fair values.

The reorganization value of the Company was determined by management, with assistance from The Blackstone Group LLP, independent financial professionals. The methodology employed involved estimation of enterprise value (i.e., the market value of the Company's debt and stockholders' equity which was determined to be $324,000), taking into account a discounted cash flow analysis. The discounted cash flow analysis was based on five-year cash flow projections prepared by management and using average discount rates of 15-20%. The reorganization value of the Company was determined to be $501,654 as of September 30, 2000.

The Company allocated $85,000 of the reorganization value to the Singer brand name based on an independent appraisal. The Singer brand name is being amortized over 40 years at the rate of $0.5 million per quarter. The portion of the reorganization value which cannot be attributed to specific tangible or identifiable intangible assets of the reorganized Company, has been reported as "Reorganization value in excess of amounts allocable to identifiable assets". This intangible asset is being amortized using the straight-line method over 20 years at the rate of $0.8 million per quarter. The Company selected a useful life of 20 years based on the Company's previous experience, methodologies employed by independent financial experts and the Company's turnaround business strategy. Effective January 1, 2002, following Singer's anticipated adoption of SFAS No. 142, the Company will no longer amortize the value of the trademark and most other intangible assets, reducing amortization expenses by approximately $1.3 million per quarter, subject, however, to any periodic adjustments which may be appropriate to assure that the book value of the Company's intangible assets reflect their fair value.

The Company's liquidity position is very tight. Among other required principal payments due in 2001, the Nova Scotia Financing Agreement requires Singer to reduce the outstanding balance of the facility by $10,000 to $45,000 by December 31, 2001. In the event that the Company is unable to achieve this reduction as scheduled or to negotiate appropriate modifications to the Agreement, including modifications necessary for the Company to be in compliance with certain financial covenants, then the bank would have the right to accelerate the maturity of the indebtedness and enforce its security interest under the Agreement. Improvement in liquidity is dependent on the achievement of improved operating and financial performance, including working capital efficiencies, as well as the timing and the ultimate realization of significant one-time items, including liquidation of operations as outlined in the Reorganization Plan and real estate sales, some of which are not within the Company's control.

Certain prior year amounts have been reclassified to conform to the current year presentation.

Recent Accounting Pronouncements

In June 1998, the FASB issued SFAS No. 133 "Accounting for Derivative Instruments and Hedging Activities". The Statement requires the recognition of all derivatives as either assets or liabilities in the balance sheet and the measurement of those instruments at fair value; this pronouncement is effective for fiscal years beginning after June 1999. The Company's exposure to derivative instruments are limited and, accordingly, the Company believes the impact of this statement will not have a significant effect on the consolidated financial statements of the Company.

In June 2001, the FASB issued SFAS No. 141, "Accounting for Business Combinations", and No. 142, "Accounting for Goodwill and Other Intangible Assets", effective for fiscal years beginning after December 15, 2001. SFAS No. 141 requires all business combinations initiated after September 30, 2001, to be accounted for using the purchase method. Under the provisions of SFAS No. 142, intangible assets with indefinite lives and goodwill will no longer be amortized but will be subject to at least an annual impairment test. Intangible assets with limited lives will continue to be amortized over their useful lives.

The Company expects to adopt SFAS No. 141 and SFAS No. 142 as of January 1, 2002. The adoption of SFAS No. 141 is not expected to impact the consolidated financial statements of the Company. Existing goodwill and intangible assets will continue to be amortized through the remainder of 2001. The adoption of SFAS No. 142 is expected to reduce amortization expense by approximately $1.3 million per quarter, beginning in the first quarter of 2002; subject, however, to any periodic adjustment which may be appropriate to assure that the book value of the Company's intangible assets reflect their fair value. The Company has not yet determined the impact, if any, of the impairment provisions of SFAS No. 142.

In July 2001, the FASB issued SFAS No. 143, "Accounting for Asset Retirement Obligations". This statement addresses financial accounting and reporting for obligations associated with the retirement of

tangible long-lived assets and the associated asset retirement costs. The Corporation is required to implement SFAS No. 143 on January 1, 2002. The Company's management does not expect this statement to have a material impact on the consolidated financial position or results of operations.

In August 2001, the FASB issued SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets." This statement supercedes SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of." The statement retains the previously existing accounting requirements related to the recognition and measurement of the impairment of long-lived assets to be held and used while expanding the measurement requirements of long-lived assets to be disposed of by sale to include discontinued operations. It also expands the previously existing reporting requirements for discontinued operations to include a component of an entity that either has been disposed of or is classified as held for sale. The Corporation is required to implement SFAS No. 144 on January 1, 2002. The Company's management does not expect this statement to have a material impact on the consolidated financial position or results of operations.

3. ACCOUNTS RECEIVABLE

Accounts receivable are summarized as follows:

	September 30, 2001	December 31, 2000
Trade receivables	$ 80,929	$ 91,264
Installment receivables	69,070	82,197
Other	22,133	29,361
	172,132	202,822
Less:		
Allowance for doubtful accounts	(36,684)	(49,508)
Unearned carrying charges	(20,734)	(22,080)
Installment receivables due in excess of one year	(6,935)	(9,060)
	$ 107,779	$ 122,174

4. INVENTORIES

Inventories are summarized as follows:

	September 30, 2001	December 31, 2000
Finished goods	$ 84,171	$ 80,370
Work in progress	3,747	2,840
Raw materials and supplies	8,271	8,147
	$ 96,189	$ 91,357

5. ACCOUNT PAYABLE AND ACCRUED LIABILITIES

Account payable and accrued liabilities are summarized as follows:

	September 30, 2001	December 31, 2000
Account Payable	$ 62,578	$ 74,525
Accrued Liabilities	42,572	75,144
	$ 105,150	$ 149,669

6. COMPREHENSIVE INCOME

	Three Months ended September 30, 2001	Nine Months ended September 30, 2001
Net income	$ 1,037	$ 5,110
Other comprehensive income:		
Foreign currency translation adjustment	(1,044)	(434)
Comprehensive income (loss)	$ (7)	$ 4,676

7. SEGMENT RELATED INFORMATION

The Company is a holding company whose subsidiaries are engaged in two principal businesses, Retail and Sewing. The Retail segment derives revenues primarily from the retail distribution of a wide variety of consumer durable products for the home in selected emerging markets, with consumer credit and other financial services available to qualified customers. The Sewing segment derives revenues primarily from the distribution of consumer and artisan sewing machines and accessories, manufactured by Singer and certain third-party manufacturers, through its own distribution channels and through third-party distributors, as well as through the Operating Companies which operate Singer's Retail business. The Retail and Sewing segments are both currently managed on a geographic basis.

The operations and the performance of these segments are regularly reviewed and are coordinated by senior management of the Company.

Intersegment sales are at transfer prices which approximate prices charged to unaffiliated customers.

Net sales between geographic areas, which are eliminated in the financial statements, were not material to the operating income of any geographic area in the period presented. No single customer accounted for 10% or more of total revenues.

Segment Data	Three Months ended September 30, 2001	Nine Months ended September 30, 2001
Revenues:		
Retail-		
Americas	$ 31,958	$ 100,128
Asia, Europe, Africa & Middle East	50,883	168,933
Intersegment	437	1,584
	83,278	270,645
Sewing-		
Americas	22,112	66,284
Asia, Europe, Africa & Middle East	14,633	48,454
Intersegment	6,502	15,459
	43,247	130,197
Gross segment revenues	126,525	400,842
Less-		
Operating Affiliate, Thailand	(20,133)	(66,749)
Intersegment	(6,939)	(17,043)
Total revenues	99,453	317,050
Operating income:		
Retail-		
Americas	1,602	7,939
Asia, Europe, Africa & Middle East	2,185	13,462
	3,787	21,401
Sewing-		
Americas	2,838	10,432
Asia, Europe, Africa & Middle East	2,308	7,127
	5,146	17,559
Corporate and eliminations	(5,045)	(14,082)
	3,888	24,878
Less- Operating Affiliate, Thailand	(270)	(5,094)
Total operating income	$ 3,618	$ 19,784

Certain financial information by geographical area is as follows:

Geographic Data	Three Months ended September 30, 2001	Nine Months ended September 30, 2001
Revenues:		
Americas	$ 54,070	$ 166,412
Asia, Europe, Africa & Middle East	65,516	217,387
	119,586	383,799
Less- Operating Affiliate, Thailand	(20,133)	(66,749)
Total revenues	$ 99,453	$ 317,050

PART II

Management's Discussion and Analysis of Financial Condition and Results of Operations

Cautionary Statement With Respect to Forward-Looking Statements

Statements made herein with respect to Singer's current plans, estimates, strategies and beliefs and other statements that are not historical facts are forward-looking statements about the future performance of the Company. Forward-looking statements include but are not limited to those using words such as believe, expect, anticipates, plans, strategy, prospects, forecast, estimate, project, may or might, and words of similar meaning in connection with a discussion of future operations, financial performance, financial position, capital resources and strategy and plans and objectives of management. From time to time, oral or written forward-looking statements may also be included in other materials released to the public. These statements are based on management's assumptions and beliefs which are expressed in light of the information currently available to management. The ultimate outcome in many cases is outside the Company's control. The Company cautions you that no assurance can be given that expectations reflected in such forward looking statements will prove to have been correct, that a number of important risks and uncertainties could cause actual results to differ materially from those discussed in the forward-looking statements, and, therefore, you should not place undue reliance on such forward-looking statements. You should not rely on any obligation of the Company to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. The Company disclaims any such obligation. Risks and uncertainties that might affect the Company include, but are not limited to: general economic conditions in the Company's markets worldwide, particularly in Asia and other developing countries, including levels of consumer spending; exchange rates, particularly between the US dollar and other currencies in which the Company makes significant sales or in which the Company's assets and liabilities are denominated; the Company's ability to continue to win acceptance of its products and services, which are offered in highly competitive markets; the Company's ability to implement successfully the ongoing restructuring of its businesses; the success of the Company in improving liquidity and obtaining access to capital resources, including successfully concluding negotiations under its secured credit facility to preclude acceleration of required debt payments; improving efficiency in its manufacturing and marketing operations; continuing relationships with financial institutions, suppliers and other creditors; and the outcome of contingencies.

The following discussion and analysis should be read in conjunction with the audited consolidated financial statements of the Company for the three months ended December 31, 2000 together with the Auditor's Report, and the unaudited consolidated financial statements of the Company for the nine months ended September 30, 2001. This section contains forward-looking statements that are subject to the "Cautionary Statement Regarding Forward-Looking Statements" appearing elsewhere herein. Due to the reorganization in bankruptcy and implementation of "Fresh Start Reporting" on emergence, financial statements of Old Singer for prior periods are not comparable to post effective date results and have not, therefore, been presented or discussed herein.

Results Of Operations

Three Months Ended September 30, 2001

For the third quarter of 2001, ending September 30, Singer reported consolidated revenues of $99.5 million. Revenues of Singer's 48% owned Thailand Operating Affiliate, which amounted to $20.1 million for the quarter, are not included in this total.

Gross profit was $36.3 million in the third quarter of 2001, representing a gross margin of 36.5% on sales. The Company's gross margin reflects the inclusion in revenues of the earned carrying charge on consumer credit sales. Earned carrying charges for the quarter were $7.9 million.

Amortization of intangible assets was $1.6 million or 1.6% of revenues, in the third quarter of 2001; this primarily relates to the Singer trademark. Effective January 1, 2002, the Company expects to adopt Financial Accounting Standards Board ("FASB") standard SFAS No. 142, "Accounting for Goodwill and Other Intangible Assets", pursuant to which Singer will no longer amortize the value of the trademark and most other intangible assets, reducing amortization expense by approximately $1.3 million per quarter, subject, however, to any periodic adjustment which may be appropriate to assure that the book value of the Company's intangible assets reflect their fair value.

Operating income for the third quarter of 2001 was $3.6 million, or 3.7% of revenue; earnings before interest, taxes, depreciation and amortization (EBITDA) was $10.5 million.

Singer's Retail and related consumer credit operations accounted for 69% of Singer's revenues in the three-month period and for 42% of operating earnings before corporate expense, including amortization of intangibles, and eliminations (including in this segment and in the total, the revenues from the Company's non-consolidated Operating Affiliate in Thailand). Particularly strong contributors to the results of this segment during the third quarter of 2001 include the Retail businesses in Mexico, Bangladesh and Thailand.

The Sewing business accounted for 31% of Singer's revenues in the quarter and for 58% of operating earnings before corporate expense and eliminations. Especially strong contributors to the results of this segment include the Sewing manufacturing and marketing operations in Brazil. The economic crisis in Turkey, which intensified at year-end 2000, has continued to impact the Sewing operations. Singer's Turkey operation incurred a loss of $0.7 million in the third quarter of 2001 on sales of $1.6 million. The Turkey operation is implementing programs to rationalize its business to mitigate the short- and medium-term impact of the crisis. The Company is also exploring other alternatives to reduce its long-term exposure related to this situation.

Results of operations were adversely impacted for the third quarter of 2001, by the continued strengthening of the US dollar against most foreign currencies. As the dollar rises, the reported dollar value of local currency revenues, costs and profits decline. Partially offsetting the strengthening US dollar is the improvement in earnings at Singer's Brazil factory, where the majority of costs are local currency based while the majority of sales are dollar based.

Interest expense for the third quarter of 2001 was $5.4 million, of which $3.9 million represents interest incurred by the Singer Operating Companies, primarily in connection with the financing of working capital, and $1.5 million represents corporate interest expense. An additional $0.4 million in interest expense was incurred by the Company's Operating Affiliate in Thailand.

Royalty and license income paid by third parties and Operating Affiliates for the right to use the Singer name for certain products, services and locations, in selected markets, totaled $1.1 million for the third quarter of 2001.

Miscellaneous other income was $1.9 million in the third quarter of 2001 resulting from a $0.7 million gain on sale of assets, and $0.6 million gain on foreign exchange primarily in the Brazil operations.

Provision for income taxes amounted to $0.7 million in the third quarter of 2001. The high tax provision largely reflects the impact of lower effective national tax rates in certain countries with losses and tax losses for which no tax benefit has been recorded, most notably in Turkey.

The Company's net income for the third quarter of 2001 was $1.0 million.

Nine Months Ended September 30, 2001

For the nine months ended September 30, 2001, Singer reported consolidated revenues of $317.1 million. Singer's non-consolidated Operating Affiliate in Thailand accounted for an additional $66.7 million in sales, are not included in this total.

Gross profit for the nine-month period was $120.5 million, representing a gross margin of 38.0% on sales. The Company's gross margin reflects the inclusion in revenues of the earned carrying charge on consumer credit sales. Earned carrying charges for the nine-months were $24.8 million.

Amortization of intangible assets for the nine-month period was $4.0 million or 1.3% of revenues; this primarily relates to the Singer trademark. Effective January 1, 2002, the Company expects to adopt Financial Accounting Standards Board ("FASB") standard SFAS No. 142, "Accounting for Goodwill and Other Intangible Assets", pursuant to which Singer will no longer amortize the value of the trademark and most other intangible assets, reducing amortization expense by approximately $1.3 million per quarter, subject, however, to any periodic adjustment which may be appropriate to assure that the book value of the Company's intangible assets reflect their fair value.

Operating income for the nine-month period was $19.8 million, or 6.2% of revenue; EBITDA was $38.2 million.

Singer's Retail and related consumer credit operations accounted for 70% of Singer's revenues in the nine-month period and for 55% of operating earnings before corporate expense, including amortization of intangibles, and eliminations (including in this segment and in the total, the revenues from the Company's non-consolidated Operating Affiliate in Thailand). Particularly strong contributors to the results of this segment include the retail businesses in Mexico, Thailand, Sri Lanka and Bangladesh.

The Sewing business accounted for 30% of Singer's revenues in the nine-month period and for 45% of operating earnings before corporate expense and eliminations. Especially strong contributors to the results of this segment include the Sewing manufacturing and marketing operations in Brazil and the Sewing marketing operations in the United States. The economic crisis in Turkey, which intensified at year-end 2000, has continued to impact the Sewing operations. Singer's Turkey operation incurred losses of $2.5 million in the nine-month period on sales of $5.0 million.

Results of operations were adversely impacted for the nine-month period ended September 30, 2001, by the continued strengthening of the US dollar against most foreign currencies. As the dollar rises, the reported dollar value of local currency revenues, costs and profits decline. Partially offsetting the strengthening US dollar is the improvement in earnings at Singer's Brazil factory, where the majority of costs are local currency based while the majority of sales are dollar based.

Interest expense for the nine month period was $19.7 million. Interest expense incurred by the Operating Companies during the period totaled $14.9 million, while corporate interest expense in the period was $4.8 million; interest expense for the period in the Company's non-consolidated Operating Affiliate in Thailand was $1.5 million.

Equity in earnings from Operating Affiliates, primarily the Company's operating affiliate in Thailand, totaled $1.7 million during the nine-month period.

Royalty and license income paid by third parties and Operating Affiliates for the right to use the Singer name for certain products, services and locations, in selected markets, totaled $3.8 million in the nine-month period

Miscellaneous other income was $3.8 million in the nine-month period resulting from $2.1 million gain on foreign exchange primarily in the Brazil operations, $0.7 million gain on sale of assets, $0.5 million gain on settlement of a legal claim and $0.4 million in income from fees for services charged to liquidating entities.

Provision for income taxes amounted to $4.1 million in the nine-month period. The high tax provision largely reflects the impact of lower effective national tax rates in certain countries with losses and tax losses for which no tax benefit has been recorded, most notably in Turkey.

The Company's net income for the nine-month period was $5.1 million.

Liquidity And Capital Resources

For the nine months ended September 30, 2001, Singer had a net cash inflow from operations of $11.1 million due to the positive contribution from earnings and from depreciation and amortization less foreign exchange gain and equity in unremitted earnings from Operating Affiliates of $11.5 million. Net working capital requirements required a net cash outflow of $0.3 million. Capital expenditures in this period were $3.4 million. Decrease in notes and loans payable and repayments of long term debt amounted to $7.3 million in the nine-month period. The resulting net out-flow of $0.5 million, in turn, was financed by a draw down in cash

At September 30, 2001 and December 31, 2000, current assets, primarily accounts receivables and inventories totaled $227.6 million and $238.9 million, respectively, while current liabilities, including notes and loans payable, accounts payable and accrued liabilities totaled $245.4 million and $293.4 million, respectively. The resulting net working capital deficit at September 30, 2001 and December 31, 2000 was $17.8 million and $54.5 million, respectively.

Improvement in the working capital position was partially due to the reclassification of approximately $22 million of accrued liabilities to non-current liabilities as these accrued liabilities will not be settled within the following twelve months.

The working capital deficit arises, in part, from the reclassification as short term of $61.0 million and $67.5 million in long term amounts at September 30, 2001 and December 31, 2000, respectively, due under financing arrangements where the Company and a subsidiary of the Company were in breach of certain financial covenants. The Company would have had a net positive working capital balance of $48.1 and $13.0 million as of September 30, 2001 and December 31, 2000, respectively.

The Company's available short-term lines of credit at September 30, 2001, and December 31, 2000 were $159.0 million and $169.6 million, respectively. The corresponding amounts utilized were $139.7 million and $143.8 million, respectively. While this indicates $19.3 million in potentially available facilities at September 30, 2001, as compared to $25.8 million at December 31, 2000, the Company was either fully drawn or close to fully drawn under certain facilities; and while facilities remain unutilized in certain locations these facilities are not generally available outside of their respective countries.

Improvement in the Company's liquidity is dependent on a number of factors, including achievement of improved operating and financial performance, working capital efficiencies, and the ultimate realization of significant, one-time items, some of which are not within the Company's control.

The financing agreement entered into between the Company and the Bank of Nova Scotia, and the financing agreement entered into between the Singer Sewing Company, a U.S. subsidiary of the Company, and certain lenders with the Bank of Nova Scotia as Agent, each contain certain covenants and place certain restrictions upon the Company and the Singer Sewing Company, respectively. Under the more restrictive of these requirements, the borrower under each Agreement must observe certain specified financial covenants including minimum quarterly EBITDA. As of September 30, 2001 and December 31, 2000, the Company and the Singer Sewing Company were both not in compliance with certain of their respective covenants and restrictions. Singer is also required, under the terms of the agreement, to reduce the outstanding balance of the facility to $45.0 million by December 31, 2001.

The Company believes that its Operating Companies have viable core businesses and that the Company has the potential to meaningfully improve operating and financial performance in 2002 and beyond and to achieve its minimum-operating plan. The Company's plans include efforts over the next nine to twelve months both to arrange for additional financing facilities, most notably in Mexico, and to negotiate, appropriate modifications to its credit agreement with the Bank of Nova Scotia, including modifications necessary to better align the required amortization schedule with the Company's projected cash flow and for the Company to be in compliance with its financial covenants.

In the event that the Company is unable to achieve this reduction as scheduled or negotiate appropriate modifications to the agreement, including a waiver of past breaches, the bank would have the right to accelerate the maturity of the indebtedness and enforce its security interest. The Company is currently negotiating for appropriate modifications in the repayment schedule and other terms of the agreement with a view to assuring future compliance, however, there is no assurance that these negotiations will be successfully concluded.

Market Risks

Singer has significant foreign operations whose results are transacted in their local currency. The Company's consolidated profit and loss statement, and consolidated balance sheet, are subject to foreign exchange rate fluctuations. In recent periods, for many operations, financial trends reported in US dollars have appeared significantly less favorable than would have been the case had those results been reported in local currency.

The Company's debt is subject to variable interest rates. Although the Company is exposed to this inherent market risk, management does not believe a change in the interest rates will be material.

There have been no material changes in the reported market risks of Singer since December 31, 2000. See further discussion of these market risks and other risk factors in the Singer NV Disclosure Statement and Report dated September 2001.

EXHIBIT 4

WELLS FARGO

01 DEC -6 AM 8:50

Wells Fargo Bank Minnesota, N.A.
Corporate Trust Services
MAC N9303-120
Sixth & Marquette
Minneapolis, MN 55479

NOTICE TO HOLDERS OF
THE SINGER COMPANY N.V.
$150,000,000 7% NOTES DUE 2003
CUSIP NO. 82930FAA7

Wells Fargo Bank Minnesota, National Association f/k/a Norwest Bank Minnesota, National Association serves as Indenture Trustee (the "Indenture Trustee") under the Indenture (the "Indenture") dated as of April 1, 1993, between the Indenture Trustee and The Singer Company N.V. ("Old Singer"), pursuant to which the above-described notes (collectively, the "Notes") were issued.

On September 12 and 13, 1999, Old Singer and certain of its direct and indirect subsidiaries (collectively, the "Debtors") filed voluntary petitions for relief under chapter 11 of title 11 of the United States Code (the "Bankruptcy Code") in the United States Bankruptcy Court for the Southern District of New York (the "Bankruptcy Court"), Case Nos. 99-10578 through 99-10605.

On August 24, 2000, the Bankruptcy Court confirmed the First Amended Joint Plan of Reorganization of The Singer Company N.V. and its Affiliated Debtors and Debtors in Possession (the "Plan"). The Plan generally provides for holders of the Notes ("Holders") and other unsecured creditors of Old Singer who fall within Class "SNV-4" to receive, in full satisfaction of their claims, their pro rata share of the common stock (the "New Common Stock") of a new company, Singer N.V. ("Reorganized Singer"), and any recoveries that may be realized from claims that may be brought against certain third parties by the Singer Creditor Trust (the "Singer Creditor Trust") established under the Plan.

As previously reported, the Effective Date of the Plan occurred on September 14, 2000. Pursuant to the terms of the Plan, **as of close of business on September 14, 2000 (the "Record Date")**, the transfer ledgers of the Indenture Trustee and any agents were closed. The Plan provides that only Holders of the Notes as of close of business on the Record Date are to be recognized thereunder.

We are pleased to inform the Holders that on or about **November 1, 2001,** the Singer Creditor Trust and Reorganized Singer, through its stock transfer agent Mellon Investor Services LLC (the "Stock Transfer Agent"), commenced an interim distribution of shares of the New Common Stock (the "Interim Stock Distribution") to Holders of record as of the Record Date. The calculation of the Interim Stock Distribution is as follows:

Total Shares of New Common Stock for Distribution to Holders	2,400,000
Distribution Amount per $1,000 Note	16 shares

The New Common Stock to be issued to Holders who, as of the Record Date, held their Notes in nominee accounts through brokerage firms will be issued in "book entry" form. Physical certificates for the New Common Stock will be issued initially only to those holders who held their Notes in "certificate" form and who informed the Trustee of their election to hold the New Common Stock in "certificate" form.

Reorganized Singer has advised the Trustee that the Stock Transfer Agent has undertaken delivery of an information package (each, an "Information Package") to Holders who held their Notes in "certificate" form and to brokerage firms for further dissemination to Holders who held their Notes in "book entry" form containing, among other things: (i) an introductory letter from Reorganized Singer to the Holders; and (ii) a Notice Regarding Initial Distribution of New Common Stock of Reorganized Singer to Holders of Allowed Claims in Class SNV-4 (General Unsecured Claims Against the Singer Company N.V.) which was filed with the Bankruptcy Court.

If you are a Holder as of the Record Date and do not receive an Information Package soon, you may contact the Stock Transfer Agent (as set forth below) to obtain an Information Package.

Any Holder may direct questions by telephone as follows:

To the Indenture Trustee:	Julie J. Becker Telephone: 612-316-4772 Fax: 612-667-9825
To the Stock Transfer Agent:	Yvonne D. Benn Telephone: 917-320-6244 Fax: 917-320-6318

It is the Trustee's understanding that one of the reasons for the delay in distributing the shares of the New Common Stock was that there were a number of disputed claims filed by certain unsecured creditors in significant amounts. As a result, a large reserve of shares of New Common Stock based on the asserted amounts of those disputed claims had to be established so that a distribution of the appropriate shares could be made to such creditors should their claims be allowed by the Bankruptcy Court in the amounts filed. Consequently, no meaningful distribution could be made to Holders and other unsecured creditors whose claims were not challenged until the disputes regarding certain of these claims were resolved. While the resolutions of many of those disputes has enabled the Singer Creditor Trust and Reorganized Singer to make the November 1, 2001 distribution of 2,400,000 shares of the New Common Stock to Holders, approximately 1,000,000 shares of the New Common Stock are still being held in reserve with respect to the remaining disputed claims. As and when such disputes are resolved, additional shares of the New Common Stock may be available for distribution to Holders and other unsecured creditors. At this time, the Trustee is unable to advise you whether or when such additional distributions may be made.

Holders are reminded of Reorganized Singer's new website address: www.singernewsonline.com. Holders may visit the website and view press releases, financial statements and other information about Reorganized Singer. Holders may continue to contact Reorganized Singer directly as follows:

Barbara Wybraniec
915 Broadway – 18th Floor
New York, New York 10010
Telephone: 917-534-5373
Fax: 413-375-2547
Email: bwybraniec@singerltd.com

Any Holder may also contact the Indenture Trustee to be included on the Indenture Trustee's mailing matrix and receive future notices directly from the Indenture Trustee.

Holders should not rely on the Indenture Trustee as their sole source of information. The Indenture Trustee makes no recommendations and gives no investment or legal advice herein or as to the Notes generally. Holders should consult their own professionals regarding matters relating to the Debtors' chapter 11 cases.

November 13, 2001

WELLS FARGO BANK MINNESOTA,
NATIONAL ASSOCIATION, *as*
Indenture Trustee

By ______________________
Julie J. Becker
Vice President

A----&--G-TFBP0000	1,680	ABELMFRA&-S---0000	16	AHMED----IFTI-0000	32,515
A & G TEXTILES FIXED BENEFIT PENSION PLAN 325 5TH AVENUE SUITE 518 NEW YORK NY 10016-5012		ABELMAN FRAYNE & SCHWAB 150 EAST 42ND STREET ATTN NS BEIER NEW YORK NY 10017-5612		IFTIKMAR AHMED C/O NEIL E HERMAN ESQ MORGAN LEWIS & BOCKIUS LLP 101 PARK AVENUE NEW YORK NY 10178-0002	
AKSAMIT--ALLE-0000	80	ALLEN----DWAYE0100	32	ARNASON--PATRA0100	48
ALLEN AKSAMIT 5251 S NOTTINGHAM CHICAGO IL 60638-1009		DWAYNE E ALLEN & DOROTHY JEAN ALLEN JT TEN 5524 E 29TH WICHITA KS 67220-2102		PATRICIA ANN ARNASON & ELIZABETH ZAKRZEWSKI JT TEN 6206 N 77 ST OMAHA NE 68134-2124	
ASHTON---ALLAW0000	800	B&W--SEWMAC---0000	31	B----K--KH&C--0000	32
ALLAN W ASHTON & MARJORIE A ASHTON ASHTON FAMILY REV TRUST 6245 STONE VALLEY DR RENO NV 89523-1231		B&W SEWING MACHINE CORP 165 FIELDCREST AVENUE EDISON NJ 08837-3633		B K KHAE & CO 706/708 SHARDA CHAMBERS NEW MARINE LINES BOMBAY 400 020 INDIA	
BAER-----ROBEE0100	320	BAHDIO---ANDRE0000	390	BAKER&--MA----0000	4,747
ROBERT E BAER & MARTHA C BAER JT TEN 2525 FLORIDA BLVD 230 DELRAY BEACH FL 33483-4933		ANDRE E BAHDIO 210 WEST 70TH ST APT 1102 NEW YORK NY 10023		BAKER & MACKENZIE ATTN JOSEPH SAMET 805 THIRD AVENUE NEW YORK NY 10022-7513	
BALKE----ERNEW0100	80	BALKE----GEORE0100	80	BALKE----SHAR-0000	128
ERNEST W BALKE & ESTHER A BALKE JT TEN 1020 WALTWAY DR HOUSTON TX 77008-6315		GEORGE E BALKE & JOYCE STAGG BALKE JT TEN 10502 SAGEFOREST HOUSTON TX 77089-3313		SHARON BALKE 1020 WALTWAY DR HOUSTON TX 77008-6315	

BARRON---DOUG-0000 568

DOUGLAS BARRON
FIELD COTTAGE
CALF LANE
CHIPPING CAMPDEN GLOUCESTERSHIRE
GL 55 6JQ ENGLAND

BARTHMAIEROGE-0100 608

ROGER BARTHMAIER &
MRS ELIZABETH BARTHMAIER JT TEN
600 STATION AVENUE
GLENSIDE PA 19038-1421

BASCH----STEF-0000 612

STEFAN BASCH
16011 ACORN CIRCLE
TAVARES FL 32778-9449

BASTIAN--BRYCF0000 231

BRYCE F BASTIAN
270 BRONXVILLE RD APT A81
BRONXVILLE NY 10708-2830

BECK-----WALDL0000 160

WALDO LLOYD BECK &
CAROLINE M BECK &
GLORIA D DULANEY JT TEN
1813 OAKMAN BOULEVARD
DETROIT MI 48238-2788

BECKER---MILLM0100 320

MILLARD M BECKER AND
EVELYN E BECKER JT TEN
101 SW MAIN ST 805
PORTLAND OR 97204-3216

BENEDCONOFPA--0000 800

BENEDICTINE CONVENT OF
PERPETUAL ADORATION
C/O TREASURER
8300 MORGANFORD RD
ST LOUIS MO 63123-6815

BENHART--SHIR-0000 160

SHIRLEY BENHART
108 E MICHIGAN
THREE OAKS MI 49128-1302

BENO-----LORR-0000 160

LORRAINE BENO
331 SOUTHTOWN PL BLDG CC APT 116
SOUTH MILWAUKEE WI 53172-4309

BENSIBYR\-D&B-0000 2

BENSIMON BYRNE \ DMB & B
2 BLOOR STREET WEST
SUITE 1400
TORONTO ONTARIO
M4W 3R3 CANADA

BLASS----ALEX-0000 400

ALEXANDER BLASS
1310 AVE R APT 5M
BROOKLYN NY 11229-2838

BORSCHE--ALIC-0000 80

ALICE BORSCHE
170 W OAK ST APT 18G
CHICAGO IL 60610-6837

BRALLA---JAMEG0000 288

JAMES G BRALLA
R3 BOX 249
SUSQUEHANNA PA 18847-0249

BRAND----NORIM0100 48

NORINE M BRAND &
PAMELA J DE LONG JT TEN
9701 HEMLOCK DR
ST LOUIS MO 63137-1361

BREAKWELLJAMEJ0000 610

JAMES J BREAKWELL
2771 S W 5TH STREET
DELRAY BEACH FL 33445-4420

BRESLER--MARI-0100	80	BRONZO---JOHNR0000	751	BROWN----JAMEH0000	240
MARIE BRESLER & JUDITH PRICHARD JT TEN RTE 23 7 ESTER CT FORT MYERS FL 33912-0000		JOHN R BRONZO 258 DUXBURY RD PO BOX 99 PURCHASE NY 10577-1507		JAMES H BROWN 426 SPRINGFIELD AVE ANNA IL 62906-2108	
BROWN----KENNL0000	638	BRUCKERHOALPHE0000	80	BURK-----WILLW0000	10
KENNETH L BROWN JULIAN ZUNIGA 212 A COL SAN ANGEL QUERETARO QRO C P 76030P MEXICO		ALPHONSE E BRUCKERHOFF 404 BLUFF ST RHINELAND MO 65069-1602		WILLIAM W BURK 770 RIVERBEND DR OWOSSO MI 48867-1066	
BURTON---BRIA-0000	1,125	CADENA---JORG-0000	57	CALDERWOOJESSM0000	619
BRIAN BURTON 2106 BRAYS LANE OAKVILLE ONTARIO CANADA		JORGE CADENA CALLE 136 A NO 56 B 72 BOGOTA 11001 COLOMBIA		JESSIE MAY CALDERWOOD MIZPAH COCHNO ROAD HARDGATE CLYDEBANK SCOTLAND G81 6PT	
CAMACHO--JOSEP0000	922	CARL-R--KORLT-0100	80	CARPENTERALFR-0100	80
JOSEPH P CAMACHO 13534 SW 110TH TERRACE MIAMI FL 33186-4347		CARL R KORN TTEE CARL R KORN REV LIVING TR 9230 GRAVOIS ST LOUIS MO 63123-4526		ALFRED CARPENTER & ERMA CARPENTER JT TEN 804 S 39TH ST SAINT JOSEPH MO 64507-2146	
CARRIL---PATRP0100	320	CASTANIS-THOMG0100	80	CATHEC--DUT---0100	32
PATRINA P CARRIL & STEPHEN J CARRIL JT TEN 3273 COUNTRY HOLLOW DR ST LOUIS MO 63129-7019		THOMAS G & DOROTHY M CASTANIS TTEES THOMAS G CASTANIS & DOROTHY M CASTANIS 4468 CAYUGA DR ST LOUIS MO 63123-6654		CATHERINE C DUNLAP TTEE CATHERINE C DUNLAP TR 6315 ROBINHOOD LANE MERRIAM KS 66203-3660	

CATHEEFFTR----0I00 160

CATHERINE EFLER TTEE
CATHERINE EFFLER TRUST
412 MAGGIURE RD
VENICE FL 34285-2813

CAVALEIROALFRT0000 199

ALFREDO TEIXEIRA CAVALEIRO
RVA DA CONSTITUICAO 275 4A
4200 PORTO
PORTUGAL

CEDE-&--CODTC-0000 2,362,928

CEDE & CO DEPOSITORY TRUST CO
ATTN JOHN PASTORINO
ASST SUPERVISOR
STOCK DIVIDEND DEPT 25TH FLOOR
55 WATER STREET
NEW YORK NY 10041-0004

CELESTINOMARC-0000 22

MARCO CELESTINO
C/O EUGEN A RUDZINSKI ESQ
COHEN SWADOS WRIGHT
HANIFIN ET AL LLP
70 NIAGRA STREET
BUFFALO NY 14202-3407

CHASESHASE----0000 38

CHASEMELLON SHAREHOLDER SERVICES
ATTN YVONNE BENN
RELATIONSHIP MANAGER
44 WALL STREET
6TH FLOOR
NEW YORK NY 10005-2401

CHENG---HSIAC0000 325

HSIAO CHEN CHENG
1755 FANWOOD COURT
SAN JOSE CA 95133-1119

CHEREMETENIKI-0000 257

NIKITA CHEREMETEFF
231 BALMFORTH ST
BRIDGEPORT CT 06605-3508

CHESTER--DONAF0000 381

DONALD F CHESTER
29 SANTA MARIA DR
HILTON HEAD ISLAND SC 29926-1970

CHURCH---CHRIE0000 400

CHRIST EPISCOPAL CHURCH
C/O CHARLES M MOORE
BOX 838
BOWLING GREEN NY 42102-0000

CLEO-J--HERT--0I00 80

CLEO J HEINRICH TTEE
CLEO J HEINRICH REV TR
12501 VILLAGE CIRCLE DR 440
ST LOUIS MO 63127-1731

COHEN----SCHI-0000 2,439

SCHINDLER COHEN & HOCHMAN LLP
ATTN STEVEN R SCHINDLER ESQ
45 ROCKEFELLER PLAZA
9TH FLOOR
NEW YORK NY 10111-0100

COLE-----ENIDC0000 431

ENID C COLE
2 MALLARDS REACH
MARSHFIELD
CARDIFF CF3 2PR
WALES UK

COLEMAN--GARY-0I00 192

GARY COLEMAN &
EDNA M COLEMAN TTEES
MARION F COLEMAN TR
1809 OAK
VALLEY FALLS KS 66088-1288

COLETMAL&-TGYF0000 450

COLETTE MALLEVILLE &
TEODORO GARCIA Y FISHER
PO BOX 79811
URUGUAY

COLLMEYERGERT-0100 144

GERTRUDE COLLMEYER &
WILLETTA MAHNKE JT TEN
701 S LACLEDE STATION RD 215
ST LOUIS MO 63119-4919

COMPUPACIN----0000 288

COMPUTER PACKAGES INC
414 HUNGERFORD DR
THIRD FL
ROCKVILLE MD 20850-4125

CONLIN---RICHC0000 33

RICHARD C CONLIN
270 CHERIN DE LA BOUCLE
MONTEBEUO
QUEBEC JOV ILO CANADA

COOK-----SHIRLOJ00 96

ESTATE OF SHIRLEY L COOK
KENNETH G HASS ADMINISTRATOR
C/O NACK RICHARDSON & KURT
106 NORTH MAIN STREET
GALENA IL 61036-2222

CORNER---DONADO100 80

DONALD D CORNER &
M COLLEEN CORNER JT TEN
1947 BETTY LOU CT
WENTZVILLE MO 63385-2755

COSTA----ANTO-0000 3,019

ANTONIO COSTA
RNA GARAGE7 9
CARNAXIDE 2795 510 PORTUGAL

COUTO----ASCEM0000 1,285

ASCENCIO M COUTO
RUA MIOSOTIS 10
CHACARA PRIMAVERA
CAMPINAS SP 13 087 470
BRAZIL

CROSS----CHARFO100 160

CHARLES F CROSS &
EVELYN E CROSS JT TEN
3240 NEWELL DR
GRANITE CITY IL 62040-5159

DAUGABEL-DANI-0000 641

DANIEL DAUGABEL
LES ARCIS
11 ROUTE DES ARCIS 11
37600 VERNEUIL SUR INDRE
FRANCE

DAVIS----RICHMO100 160

RICHARD MILO DAVIS &
GLORIA ANNE DAVIS JT TEN
1510 S ZANG ST
LAKEWOOD CO 80228-3764

DEFEVER--ZELMMO100 160

ZELMA M DEFEVER &
MARY CYNTHIA ZARKIS
HAROLD DEFEVER &
ZELMA LOEB JT TEN
52582 SASS
NEW BALTIMORE MI 48047-3026

DEFREITASGERA-0000 71

GERALD DEFREITAS
63 ONSLOW GARDENS
LONDON
SW7 3QD ENGLAND

DEKISERKEWAUN-0100 192

WAUNETA DEKISERKE &
WILMA WEBER JT TEN
2710 S GRAND APT 602
ST LOUIS MO 63118-1009

DOLORM--RIT---OIOO 80

DOLORES M RILEY TTEE
DOLORES M RILEY TRUST
3500 SHAWNEE MISSION PKWY
SHAWNEE MISSION KS 66205-2708

DOROTT--CUT---OIOO 80

DOROTHY T CUTLER TRUSTEE
DOROTHY T CUTLER TRUST
1212 N JEROME AVE
NEWBURY PARK CA 91320-0000

DOYLE----ADINM0000 48

ADINA M DOYLE
450 E LOCKWOOD 203
ST LOUIS MO 63119-3159

DUGGAN---DANIG0000	646	DURANT---WILLH0100	240	EBKE-----RICH-0000	160
DANIEL G DUGGAN OLD KILDIMO KILDIMO CO LIMERICK IRELAND		WILLIAM H DURANT & VICKIE B SMITH JT TEN 2505 8TH AVE CLARKSTON WA 99403-1611		RICHARD EBKE 21824 GREEN VALLEY AVE COUNCIL BLUFFS IA 51503-4110	
EDGHILL--HAROE0000	1,055	EDWINA--KNT---0I00	80	ENDSLEY--MELVR0100	80
HAROLD E EDGHILL 2675 ALBATROSS ROAD N APT A DELRAY BEACH FL 33444-3208		EDWIN A KNIBB & ALLICE MILLER KNIBB TRS EDWIN A KNIBB TRUST 1354 RUTH DR KIRKWOOD MO 63122-1037		MELVIN R ENDSLEY & HELEN V ENDSLEY JT TEN 1359 LYDIA WICHITA KS 67213-4247	
ENGLUND--FREDV0000	160	EPSTEFAMRET---0I00	400	ESCH-----WILL-0100	240
FREDA V ENGLUND BOX 295 ASTORIA OR 97103-0295		MURRAY EPSTEIN TTEE EPSTEIN FAMILY REV TR 9823 MOCKINGBIRD DR SUN CITY AZ 85373-2136		WILLIAM ESCH & JOHANNA ESCH JT TEN 347 NATURE TRAIL LANE NURRYSVILLE PA 15668-0000	
ESTATOF-NOBRB-0F00	160	EVANS----GAYLC0100	160	EVANS----JOHND0000	681
THE ESTATE OF NOAH BENJAMIN ROY BENJAMIN EXECUTOR 571 SANDERLING COURT SECAUCUS NJ 07094-2220		GAYLEN C EVANS & MARCIA A EVANS JT TEN 2118 S 30 QUINCY IL 62301-6368		JOHN DAVID CECIL EVANS 453 FRANCE STREET SONOMA CA 95476-7145	
EVANS----NORMC0100	240	EVELYSCHTR----0I00	96	FACKLER--EMMAA0100	48
NORMAN C EVANS & JEAN TEMPLE STEWARD JT TEN 707 N THIRD ELSBERRY MO 63343-1001		EVELYN SCHLEGEL TTEE EVELYN SCHLEGEL TRUST 315 S IOWA NESS CITY KS 67560-1905		EMMA A FACKLER & ERNEST C FACKLER & JOANNE I SCHMID JT TEN 8611 N LEMORE AVE DEARBORN HEIGHTS MI 48127-0000	

FENNER---MERRL0000 135,423

MERRILL LYNCH PIERCE FENNER & S
C/O CHARLES D SCHMERLER
ARENT FOX KINTNER
PLOTKIN ET AL
1675 BROADWAY
NEW YORK NY 10019-5820

FIELD----DAVI-0000 974

DAVID FIELD
1150 RIDGE ROAD
NORTH HAVEN CT 06473-4435

FILIATRAUCLAR-0000 80

CLARA FILIATRAUT
14216 RICHFIELD
LIVONIA MI 48154-4939

FLEMING--GEORM0100 128

GEORGE M FLEMING &
MARTHA W FLEMING JT TEN
412 WHITAKER DRIVE
MISSOULA MT 59803-1518

FLETCHER-THEOF0000 160

THEODORE F FLETCHER
1719 SHETLAND PL
WESTLAKE VILLAGE CA 91362-4328

FLUSCHE--LEONA0100 32

LEON ANTHONY FLUSCHE &
KITTY RUTH FLUSCHE JT TEN
232 WESTERN AVE
HAYSVILLE KS 67060-1528

FORREST--DAVI-0000 433

DAVID FORREST
20 ARDENCAPLE DRIVE
HELENSBURGH G84 8PS
SCOTLAND U K

FORTENBERJOHND0100 80

JOHN D FORTENBERRY &
MARY E FORTENBERRY JT TEN
RTE 2 BOX 289
NEW LONDON MO 63459-9404

FRANCTAXBO----0000 31

FRANCHISE TAX BOARD
SPECIAL PROCEDURES UNIT
PO BOX 2952
SACRAMENTO CA 95812-2952

FRANKJ--RAT---0I00 80

FRANK J RADENCIC TTEE
FRANK J RADENCIC TRUST
3326 N 110TH ST
KANSAS CITY KS 66109-3463

FRY------MARGE0000 96

MARGARET E FRY
10 PLAZA SQUARE APT 617
ST LOUIS MO 63103-3307

FYNAARDT-MURRJ0000 160

MURRAY J FYNAARDT
2531 285TH ST
OSKALOOSA IA 52577-8948

GALVIN---JOHNW0000 191

JOHN W GALVIN
501 RUE ST PETER
APT 311
METAIRIE LA 70005-4649

GARVEY---MAURF0100 80

MAURICE F GARVEY &
CLARA GARVEY JT TEN
12630 SHORE SIDE DR
FLORISSANT MO 63033-5108

GDHWD---------0000 11

GDHWD
8140 ROVER DRIVE
MARTON GROVE IL 60053-2637

JUKI-COR------0000 53,642

JUKI CORPORATION
C/O STROOCK & STROOCK & LAVAN LLP
180 MAIDEN LANE
ATTN MARK A SPEISER ESQ
NEW YORK NY 10038-4925

JULIUEAGTR----0100 320

JULIUS EAGERMAN TTEE
JULIUS EAGERMAN TRUST
800 NW 96TH TER
PEMBROKE PINES FL 33024-6237

K----W--&-CANRO100 128

KENNETH W & CAROL A NOTTELMANN
TTEES
K W & C A NOTTELMAN REV LVG TR
10615 GEANLEE DR
ST LOUIS MO 63123-6024

KAKOULLISANDR-0000 421

ANDREAS KAKOULLIS
XENOFANOUS 3 KATO POLEMIDIA
4151 LIMASSOL CYPRUS

KASPAR---BETTL0100 80

BETTY LOU KASPAR &
JULE F KASPAR JT TEN
160 ROAN DR
EUGENE OR 97401-5755

KATHRM--CLRT--0100 48

KATHRYN M CLARK TR
KATHRYN M CLARK REV TR
PO BOX 167
BLUFORD IL 62814-0167

KATZOFF--JAMEH0000 2,238

JAMES H KATZOFF
6051 NORTH OCEAN DR
APT 1504
HOLLYWOOD FL 33019-4629

KAVANAUGHMARYAO100 80

MARY ALICE ELLISON KAVANAUGH TTE
MARY ALICE ELLISON KAVANAUGH TR
24 MARSALLY DR
ST LOUIS MO 63131-2429

KEEHN----BARBM0000 434

BARBARA MAY KEEHN
4 KINWLE WOOD DEVENISH RD
SUNNINGDALE BERKSHIRE
SL5 9QR
UK

KELLY----DONAL0100 160

DONALD L KELLY &
LUCILE M KELLY JT TEN
4680 BROOKSDALE RD
MENTOR OH 44060-1121

KELLY----LORN-0000 80

LORNA KELLY
34 GREEN ACRES
ST LOUIS MO 63137-1811

KENDALL--ROBEJ0000 307

ROBERT J KENDALL
1201 PARKSIDE PL
INDIAN HARBOR BEACH FL 32937-4802

KEOGH----KASS-0100 1,200

ALBERT KASSIN TTEE
KASSIN KEOGH PLAN 8 21 84
325 5TH AVE ST 518
NEW YORK NY 10016-0000

KIENE----RUDO-0100 448

RUDOLPH KIENE &
MARTHA KIENE JT TEN
206 KINGSTON DR
RIDGE NY 11961-2062

KIIND----BONNM0000 2,682

BONNIE M KIIND
6 BAYBERRY LANE
WORCESTER MA 01602-3501

KLEIN----ROBIS0000 240

ROBIN S KLEIN
1530 N FIEDLER RD
MAPLE GLEN PA 19002-2715

KOECHEL--DORI-0000 240

DORIS KOECHEL
1613 TIMBERLAKE MANOR PKWY
CHESTERFIELD MO 63017-5593

KOECHEL--WILLH0000 240

WILLIAM H KOECHEL
1613 TIMBERLAKE MANOR PKWY
CHESTERFIELD MO 63017-5593

KOLLMEYERRUBYV0000 48

RUBY V KOLLMEYER
2837 IMBS STATION RD
MILLSTADT IL 62260-3223

KRAC-----JULI-0000 578

JULIO KRAC
MALVINAS ARGENTINAS 96
6TH FL APT 13
BUENOS AIRES 1406 ARGENTINA

KRAMER---HERB-0100 176

HERBERT KRAMER & MILDRED D KRAMER
& SHERYL BURK JT TEN
7196 E ATWATER ROAD
RUTH MI 48470-9777

KRAMER---HER1-0100 144

HERBERT KRAMER & MILDRED KRAMER &
ANGELA ROTH JT TEN
7196 E ATWATER ROAD
RUTH MI 48470-9777

KRIZ-----JAMEV0000 115

JAMES V KRIZ
7383 W SAN MIGUEL AVE
SCOTTSDALE AZ 85250

KRUEGER--ROBEA0000 923

ROBERT A KRUEGER
90 HOMEWOOD AVE
ALLENDALE NJ 07401-2218

KUHN-----JUANS0000 93

JUANITA S KUHN
2801 NEW MEXICO AVE NW APT 1018
WASHINGTON DC 20007-3939

LAMB-----ISABS0000 80

ISABELLE S LAMB
BOX 293
HOQUIAM WA 98550-0293

LANDVATTEJENNB0000 80

JENNIE B LANDVATTER
815 PORTSDOWN RD
BALLWIN MO 63011-3042

LEACH----EDGAI0100 112

EDGAR I LEACH &
DELORIS LEACH JT TEN
14910 JOSEPH MEADOWS CT
FLORISSANT MO 63034-1204

LEE--&--LI----0000 97

LEE & LI
7TH FLOOR
TUN HUA ROAD
TAIPEI 105 TAIWAN
REPUBLIC OF CHINA

LEE------ALSOA0000 931

ALSON A LEE
13060 BROOKPARK ROAD
OAKLAND CA 94619-3504

MCWILLIAMJIM-LO100	160	METZA----ROBEA0000	656	METZA----TIM-I0000	176
JIM L MCWILLIAMS & DORIS M MCWILLIAMS JT TEN 4128 CORDON RD NE SALEM OR 97305-3735		ROBERT A METZA N 5881 STATE HWY 58 NEW LISBON WI 53950		TIM I METZA 729 WESTGATE AVE 1 SOUTH UNIVERSITY CITY MO 63130-3516	
MIKIJ&--JA----0000	16	MILBURN--MARGE0000	48	MITCHELL-ALBEG0000	74
MIKIJELJ & JANKOVIC VLAJKOVICEVA 28 11101 BEOGRAD YUGOSLAVIA		MARGARET E MILBURN 900 SATURN DR APT 709 COLORADO SPRINGS CO 80906-1822		ALBERT G MITCHELL 650 COSMOS WAY PRESCOTT AZ 86303-5049	
MITCHENERREEDMO100	80	MOELLER--DORLJ0000	48	MOORE----CHAR-0100	96
REED M MITCHENER & RUBY J MITCHENER JT TEN 660 N GREEN WICHITA KS 67214-4544		DORLIN JAMES MOELLER BOX 492 FAIRBANK IA 50629-0492		CHARLOTTE MOORE & LUCILLE G MOORE JT TEN RTE 1 BOX 364 ELLINGTON MO 63638-9718	
MORAITIS-A----0000	344	MORROW---NEILJ0000	1,914	MOULT----CLAR-0000	48
A MORAITIS 9 11 GRECHTHIOU STREET ATHENS 117 42 GREECE		NEIL J MORROW 2213 MASON S POINT PLACE WILMINGTON NC 28405-5276		CLARA MOULT 6 ARMIN LN WEBSTER GRVS MO 63119-3914	
MULETA---BERH-0000	352	NAPARSTEKHELE-0000	113	NEW--YORSTEI--0000	546
BERHANU MULETA 3892 BRADWATER ST FAIRFAX VA 22031-3706		HELENE NAPARSTEK 10651 STEPPINGTON DR APT 2045 DALLAS TX 75230-4657		NEW YORK STOCK EXCHANGE INC CONTROLLER S DEPT 20 BROAD STREET 8TH FLOOR NEW YORK NY 10005-2601	

NOVOSEL--JOHNL0100 80

JOHN L NOVOSEL &
IRENE V NOVOSEL JT TEN
8966 DUBLIN DR
ORLAND PARK IL 60462-3385

O----C--TARC--0000 11

O C TANNER RECOGNITION COMPANY
1930 SOUTH STATE STREET
SALT LAKE CITY UT 84115-2311

OTTO-P--PALT--0100 160

OTTO P PAGELS TTEE
OTTO P PAGELS LIVING TR
4915 SAMISH WAY 74
BELLINGHAM WA 98226-8942

PAER-----BARB-0000 240

BARBARA PAER
301 E 78TH STREET
NEW YORK NY 10021-1322

PANATTI--ROBEL0000 781

ROBERTO L PANATTI
CNEL FRANCISCO UZAL 2660 OLIVOS
1636 BUENOS AIRES
ARGENTINA

PAYNE----KEITF0000 671

KEITH FREDERICK PAYNE
58 PENTON ROAD
STAINES MIDDLESEX TW18 2LJ
UK

PEINE----CLAI-0100 800

CLAIRE PEINE &
WALTER W PEINE JT TEN
667 W 161ST APT 58
NEW YORK NY 10032-5526

PENSIBENGUC---0000 569,006

PENSION BENEFIT GUARANTY CORP
ATTN SAMUEL BATSELL ESQ
1200 K STREET N W
SUITE 340
WASHINGTON D C 20005

PETRONE--ELENJ0000 320

ELENA J PETRONE
435 E 65TH ST 3F
NEW YORK NY 10021-6969

PHILLIPS-PHILLOA00 320

ROYAL L PHILLIPS CUST
PHILLIP L PHILLIPS UTMA GA
RTE 3 BOX 410
COCHRAN GA 31014-8733

PHILLIPS-ROYAL0000 960

ROYAL L PHILLIPS
RTE 3 BOX 410
COCHRAN GA 31014-8733

PHILLIPS-WENDMOB00 320

ROYAL L PHILLIPS CUST
WENDY M PHILLIPS
RTE 3 BOX 410
COCHRAN GA 31014-8733

PIGG-----THOMW0000 516

THOMAS W PIGG
2 ILLINGWORTH WINDSOR
SL4 4UP
ENGLAND UK

PORT-----PDH--0000 212

PDH PORT
73 WATERFALL GARDENS
PBAG X01
LINK HILLS 3652
SOUTH AFRICA

POTHOVEN-ROBE-0100 48

ROBERT POTHOVEN &
RUTH POTHOVEN JT TEN
10021 BAUER RD
ST LOUIS MO 63128-3210

POWERS---THOMH0000 273

THOMAS H POWERS
1069 ND CYPRESS POINT DR
VENICE FL 34293

PRIBIL---DORO-0100 80

DOROTHY PRIBIL &
EILEEN BURGETT JT TEN
829 E DOUGLAS
O NEILLE NE 68763-0000

PRIBIL---DOR1-0100 80

DOROTHY PRIBIL &
MARY L POSPICHAL JT TEN
829 E DOUGLAS
O NEILLE NE 68763-0000

PROUDFIT-THOMP0000 96

THOMAS P PROUDFIT
RFD 4 BOX 160
ROCK PORT MO 64482-9560

QUINTON--REGIA0000 66

REGINALD A QUINTON
ALBESTRASSE 3
A 8010 G R A Z
AUSTRIA

R----PFA&-S---0000 1,600

R PFANNMULLER & SONS
BOX 400
YACHATS OR 97498-0400

RADABAUGHJACKSOI00 80

JACK S RADABAUGH &
MARIE A RADABAUGH TRS
1361 LUELLA
EUGENE OR 97401-6919

RAJARATNAJ---M0000 1,027

J M RAJARATNAM
18 LAKEVIEW DRIVE
TAPPAN NJ 07675-7065

RAMANATHASINN-0000 5,558

SINNIAH RAMANATHAN
NO 8 PAGITTS GROVE
OFF CAMLET WAY
HADLEY WOOD
BARNET HERTFORDSHIRE
LONDON EN4 ONT CANADA

RAY------JOSEL1000 404

JOSEPH L RAY JR
BIG BEND FARM RT 1 BOX 87
MILLBORO VA 24460-9523

REMONCOLTR----OI00 160

REMONA COLEMAN TTEE
REMONA COLEMAN TRUST
5726 DORAL DR
SARASOTA FL 34243-3874

RICHAW--SHRLT-OI00 160

RICHARD W SHOMAKER TTEE
RICHARD W SHOMAKER REV LIV TR
33 SPARNEL ROAD
SAVANNAH GA 31411-3029

RILEY----LAVE-0000 176

LAVERN RILEY
BOX 1061
BELLINGHAM WA 98227-1061

RITTER---HERM00000 10

HERMAN O RITTER
4822 OCEAN BLVD
SARASOTA FL 34242-1368

ROBERM--ZAS&JCOI00 160

ROBERT M ZAMBO SR &
JOANN C ZAMBO TTEES
ROBERT M ZAMBO SR &
JOANN C ZAMBO REV LIV TRUST
10057 STONELL DR
ST LOUIS MO 63123-5213

ROBERTS--MERLH0000 160

MERLE H ROBERTS
3900 S PINEHURST CIR
DENVER CO 80235-3125

ROCHE----ERNEH0000 65

ERNEST H ROCHE
655 BARNESON AVE
SAN MATEO CA 94402-3412

ROTHKUGELRICHF0000 349

RICHARD F ROTHKUGEL
PO BOX 35078
NORTHCLIFF 2115
JOHANNESBURG SOUTH AFRICA

RUTH-EAGTR----0I00 320

RUTH EAGERMAN TTEE
RUTH EAGERMAN TRUST
800 NW 96TH TER
PEMBROKE PINES FL 33024-6237

SANTONJA-MARI-0000 132

MARIO SANTONJA
6 RUE LAMARTINE
LES OLEANDRES RANGUIN
06150 CANNES LA BOCCA
FRANCE

SCHOENJAHDONAE0100 80

DONALD E SCHOENJAHN &
DORA SCHOENJAHN JT TEN
7530 DAISY
UTICA MI 48317-4315

SCHOTTMANCARL-0000 80

CARL SCHOTTMAN
RTE 2 BOX 31
DIETERICH IL 62424-9301

SCHWARTZ-WILF-0000 368

WILFRED SCHWARTZ &
SHIRLEY SHANKLIN &
THOMAS SHANKLIN JT TEN
17917 BURBANK BLVD
ENCINO CA 91316-1603

SEITZ----WILM-0000 160

WILMA SEITZ
2827 NE 53RD
PORTLAND OR 97213-2542

SELCIS---MIGUR0000 238

MIGUEL R SELCIS
3A CALLE A 36 30 ZONA 11
UTATLAN II
GUATEMALA CITY
GUATEMALA

SEMI-TECCOCDW-0000 146,316

SEMI TECH CORP C/O DANIEL WEISZ
MINTZ & PARTNERS LIMITED
AS PLAN AGENT
1446 DON MILLS ROAD SUITE 100
TORONTO ONTARIO
M3B 3N6 CANADA

SFAC-INC------0000 8,129

SFAC INC
16229 VILLARREAL DE AVILA
TAMPA FL 33613-1083

SHAH-----KAMA-0000 2,787

KAMAL SHAH
37 SHORT HILL ROAD
FOREST HILLS NY 11375-6055

SHICHIDA-HINA-0000 102

HINAY SHICHIDA
1561 KANUNU ST 903
HONOLULU HI 96814-3208

SINGEPROELS---0000 54,276

SINGER PRODUTOS ELECTRICOS SA
C/O JAMES GADSEN ESQ
CARTER LEDYARD & MILBURN
2 WALL STREET
NEW YORK NY 10005-2001

SINGER---JOE-L0000 160

JOE L SINGER &
GOERGE A SINGER TRUST
PEDESTAL OIL CO PENSION PLAN
BOX 1322
OKLAHOMA CITY OK 73101-1322

SISLEY---LUEL-0000 240

LUELLA SISLEY
W 2715 DELL DRIVE
SPOKANE WA 99208-4546

SKONE&--COPIPS0000 160

SKONE & CONNERS PRODUCE INC
PROFIT SHARING TRUST
BOX 369
WAPATO WA 98951-0369

SMARDO---FREDLOBOO 160

FRED L SMARDO CUST
CARISSA LEE SMARDO
11909 CHEROKEE LANE
LEAWOOD KS 66209-1010

SMITH----LESTSO100 32

LESTER S SMITH &
RAMONA GAIL SMITH JT TEN
11817 W 1ST STREET CT N
WICHITA KS 67212-0000

SOWERS---JOHNEO100 800

JOHN E SOWERS & TINA L SOWERS &
TRACY SOWERS JT TEN
9905 OAK LEDGE
KNOWVILLE TN 37931-4638

SPAULDINGCLETT0000 160

CLETA T SPAULDING
12108 NE 182ND AVE
BRUSH PRAIRIE WA 98606-9666

SPINDHOLIN----0000 308,889

SPINDLE HOLDINGS INC
C/O THE CHASE MANHATTAN BANK
GEV F NENTIN
380 MADISON AVENUE 9TH FLOOR
NEW YORK NY 10017-2513

SPOHR----PEDRW0000 639

PEDRO W SPOHR
VIALE G DI VITTORIO 1\B
20021 ARESE MILAN ITALY

SPRINGER-JUNI-0100 160

JUNIOR SPRINGER &
DELIGHT SPRINGER JT TEN
11235 N SR 1
OSSIAN IN 46777-9732

SPT--ENTIN----0000 80

SPT ENTERPRISE INC
810 N ARCHER
NORTON KS 67654-1402

STATEOF-OH----0000 29

STATE OF OHIO
REVENUE RECOVER SECTION
ATTN MICHELLE T SUTTER
101 EAST TOWN STREET
COLUMBUS OH 43215-5187

STETZKAMPHEDW-0000 320

HEDWIG STETZKAMP
4001 BAMBERGER
ST LOUIS MO 63116-4521

STREY----HAROC0100 80

HAROLD C STREY &
JUNE M STREY JT TEN
W 8322 SPRING RD
HORTONVILLE WI 54944-0000

STROUS---JOSE-0000 260

JOSEPH STROUS
C/O KAREL STROUS
AVENUE NEPTUNE 1
PB 48
1190 BRUSSELS BELGIUM

STUPFEL--JOSE-0100 160

JOSEPH STUPFEL &
BEVERLEE STUPFEL JT TEN
1255 NE BURNSIDE AVE
BEND OR 97701-5032

SU-------PHIL-0000 372

PHILIP SU
ROMAN GARDEN BUILDING B
APT 1005
HUIXIN WEST ST
BEIJING 100029 CHINA

SULLIVAN-F---E0100 160

F E SULLIVAN & W A SULLIVAN &
R SULLIVAN JUSTIK JT TEN
PO BOX 23822
TIGARD OR 97223

SULLIVAN-PHILJ0000 141

PHILIP J SULLIVAN
262 LINDEN PLACE
NEW MILFORD NJ 07646-3002

SUMWALT--GEOR-0000 303

GEORGE SUMWALT
8115 MAIN ST
PO BOX 640
BOKEELIA FL 33922-0640

THOMAL--CLRT--0I00 48

THOMAS L CLARK TR
THOMAS L CLARK REV TR
PO BOX 167
BLUFORD IL 62814-0167

THOMPSON-BRIAP0000 132

BRIAN P THOMPSON
3 STANDING STONES
GREAT BILLING
NORTHAMPTON ENGLAND

TORP-----DOROA0000 80

DOROTHEA A TORP
607 AUSTIN AVE
PARK RIDGE IL 60068-2690

TOWNSON--BRIA-0000 1,003

BRIAN TOWNSON
1153 E MAIN STREET
EAST AURORA NY 14052-2005

TOY------MARYJ0000 955

MARY JEAN TOY
89 OLD ORCHARD LANE
OCEAN NJ 07712-2573

TR-------HOWAT0000 480

HOWARD TAPPER TR
TAPPERS FINE JEWELRY PSP
6337 ORCHARD LAKE RD
W BLOOMFIELD MI 48322-2336

TRUST----WITWF0000 80

WITWER FAMILY TRUST
JOHN BRUCE WITWER SR &
SHIRLEY ANN WITWER TTEES
13003 TIGER LILY CT
ST LOUIS MO 63146-4339

TURNBULL-R---S0000 714

R S TURNBULL
BLOCK4 501 WINDSOR COURT
2290 HONG QIAO RD
SHANGHAI CHINA

TURNER---ERIC-0000 374

ERIC TURNER
CHATEAU MARTINIQUE 604
34 GLENSIDE DRIVE ROBINA 4226
QUEENSLAND
AUSTRALIA

UFNER----H---J0000 239

H JOSEF D UFNER
9409 POINCIANA CT
FORT PIERCE FL 34951-2946

VEASMAN--DEAN-0100 160

DEAN VEASMAN &
MILDRED VEASMAN JT TEN
30200 ORCHARD DR
LEBANON MO 65536-5075

VERNOH--PALT--0100 160

VERNON H PAGELS TTEE
VERNON H PAGELS LIVING TR
4915 SAMISH WAY 74
BELLINGHAM WA 98226-8942

VESCE----JOSEA0100 416

JOSEPH A VESCE &
MARGARET J VESCE JT TEN
68 WINDBEAM LOOP
RINGWOOD NJ 07456-1853

VINCZI---BELAL0100 80

BELA L VINCZI &
ELEANOR J VINCZI JT TEN
1517 S LAKEVIEW BLVD
LORAIN OH 44052-1209

VITEK----ENFI-0000 160

ENFIELD VITEK &
MARILYN VITEK CAVENDER JT TEN
1605 QUAIL VALLEY
GEORGETOWN TX 78626-8609

VOGEL----LEWID0000 1,600

LEWIS D VOGEL
2891 130TH ST
ROCK RAPIDS IA 51246-7526

WARREN---BENJROA00 320

ROYAL PHILLIPS CUST
BENJAMIN ROYAL WARREN UTMA GA
RTE 3 BOX 410
COCHRAN GA 31014-8733

WATSON---PHILA0000 30,188

PHILLIP A WATSON
6100 SOUTH MOOSE TRAIL
PO BOX 219
WILSON WY 83014-0219

WEARMOUTHLESL-0000 245

LESLIE WEARMOUTH
35 PADBURY ROAD
DARLINGTON
WESTERN AUSTRALIA 6070

WEDELIN--EDITI0000 80

EDITH I WEDELIN
314 N ELM 3
EUREKA KS 67045-1757

WHALEY---GEORC0100 112

GEORGE C WHALEY &
BERNICE WHALEY JT TEN
1460 ASCOT TER
FLORISSANT MO 63033-3121

WICKS----ANNAE0000 160

ANNA E WICKS
3728 HUNT RD
WANTAGH NY 11793-1545

WICKS----ELIZ-0000 160

ELIZABETH WICKS
3728 HUNT RD
WANTAGH NY 11793-1545

WIESEHAN-ROBEC0100 80

ROBERT C WIESEHAN &
BELINDA L WIESEHAN JT TEN
6250 ROSEWOOD EST
HOUSE SPRINGS MO 63051-1100

WILLIF--DE&JDL0100 80

WILLIAM F & JEANETTE DEMPSTER
TTEES
WILLIAM F DEMPSTER &
JEANETTE DEMPSTER LIVING TRUST
10126 SAKURA DR
ST LOUIS MO 63128-1333

WILMAH--WELT--0100 288

WILMA H WEBER TTEE
WILMA H WEBER LIVING TR
6231 LORAN
ST LOUIS MO 63109-3134

WOOD-----ALANJ0000 132

ALAN JOHN WOOD
806 OAK PLACE
AIKEN SC 29801-6805

WOODRING-MARYM0100 80

MARY M WOODRING &
LINDA R WOODRING JT TEN
555 N DEXTER
VALLEY CENTER KS 67147-2361

WOOTTON--ALANE0000 323

ALAN ERIC WOOTTON
AVENIDA DA UNIVERSIDADE
2334 BENFICA
FORTALEZA
STATE OF CEARA BRAZIL

WRIGHT---CHRI-0000 569

CHRISTOPHER WRIGHT
C/O ROBERT WRIGHT
PO BOX 148
169 SHERMAN RD
S ORLEANS MA 02662

WRIGHT---MORG-0000 80

MORGAN WRIGHT
BOX 258
LARNED KS 67550-0258

WYLAND---DAVIC0000 203

DAVID C WYLAND
8 LACHLAN LANE
SAVANNAH GA 31411-1708

YOUNG----ELIZD0000 320

ELIZABETH D YOUNG
8208 TIMBER RIDGE RD
CONWAY SC 29526-9004

YUAN-----JAME-0000 10,737

JAMES YUAN
80 FITCH WAY
PRINCETON NJ 08540-7609

YUASA&--HA----0000 150

YUASA & HARA
C P O BOX 714 TOKYO
100 8692 JAPAN

ZAKRZEWSKELIZ-0100 80

ELIZABETH ZAKRZEWSKI &
KATHLEEN HOBZA JT TEN
4813 S 58TH ST
OMAHA NE 68117-1731

TOTAL SHARES	4,023,954.0000
TOTAL HOLDERS	311

A-6(a)

01 SEP 20 AM 8:05

WELLS FARGO

Wells Fargo Bank Minnesota, N.A.
Corporate Trust Services
MAC N9303-120
Sixth & Marquette
Minneapolis, MN 55479

**NOTICE TO HOLDERS OF
THE SINGER COMPANY N.V.
$150,000,000 7% NOTES DUE 2003
CUSIP NO. 82930FAA7**

Wells Fargo Bank Minnesota, National Association, f/k/a Norwest Bank Minnesota, National Association, serves as Indenture Trustee (the "Indenture Trustee") under the Indenture (the "Indenture") dated as of April 1, 1993, between the Indenture Trustee and The Singer Company N.V. ("Singer"), pursuant to which the above-described notes (collectively, the "Notes") were issued.

As the Indenture Trustee has previously informed holders of the Notes ("Holders"), on September 12 and 13, 1999, Singer and certain of its direct and indirect subsidiaries (collectively, the "Debtors") filed voluntary petitions for relief under chapter 11 of title 11 of the United States Code (the "Bankruptcy Code") in the United States Bankruptcy Court for the Southern District of New York (the "Bankruptcy Court"), Case Nos. 99-10578 through 99-10605.

As previously reported, on August 24, 2000, the Bankruptcy Court confirmed the First Amended Joint Plan of Reorganization of The Singer Company N.V. and its Affiliated Debtors and Debtors in Possession (the "Plan"). The Plan generally provides for Holders and other unsecured creditors of Singer who fall within Class "SNV-4" to receive, in full satisfaction of their claims, among other things, the common stock of the reorganized Singer (the "Singer Stock").

Under the terms of the Plan, because unsecured creditors are to receive a pro rata distribution of the shares of Singer Stock, the calculation of the number of shares each creditor is to receive is based on both the total asserted amount of claims of unsecured creditors whose claims are not disputed, such as the claims based on the Notes, and the total asserted amount of unsecured claims that are disputed. The shares relating to the disputed claims are to be held pending resolution of the disputes. Once a dispute is resolved, those shares that relate to the portion of a disputed claim that is allowed are distributed to the creditor, and those shares that relate to the portion of the claim, if any, that is disallowed are distributed, on a pro rata basis, to creditors holding undisputed claims.

The Indenture Trustee previously had been advised that as of the date the Plan was confirmed, the amount of unsecured claims disputed by Singer far exceeded the amount of undisputed unsecured claims and it was not possible for any distribution of the shares of Singer Stock to be made.

We are pleased to inform you that Singer has advised us that it anticipates that, by the end of May 2001, substantially all of the disputed unsecured claims will have been resolved. Accordingly, Singer currently anticipates that by May 31, 2001, an interim distribution of shares of Singer Stock will be made to the Indenture Trustee for distribution thereafter to Holders. At this time, we are not in a position to advise you how many shares per $1,000 principal amount of Notes will be distributed.

The Plan also provides that, from time to time, Singer will be filing certain financial information with the Securities and Exchange Commission (the "SEC"), thereby making such information available to the public. The Indenture Trustee understands that Singer anticipates first filing audited financial statements relating to certain of its operations for the period ended December 31, 2000, on or prior to May 31, 2001.

The foregoing interim distribution and filing dates are estimates, and no assurances can be given that the distributions and financial information will be made or be available by the respective dates. Any Holder who has any questions regarding the timing of the initial distribution of the shares of Singer Stock or the filing and availability of Singer financial statements should contact Singer directly as follows:

Barbara Wybraniec
915 Broadway
18th Floor
New York, New York 10010
Phone: (917) 534-5373
Fax: (413) 375-2547
Email: bwybraniec@singerlimited.com

Any Holder may also direct questions by telephone to the Indenture Trustee at (612) 316-4772, or by mail addressed to:

Wells Fargo Bank Minnesota, National Association
Corporate Trust Department – Attn Julie J. Becker
Sixth Street and Marquette Avenue
Mac No. N9303-120
Minneapolis, Minnesota 55479

In addition, any Holder may also contact the Indenture Trustee to be included on the Indenture Trustee's mailing matrix and receive future notices directly from the Indenture Trustee.

Holders should not rely on the Indenture Trustee as their sole source of information. The Indenture Trustee makes no recommendations and gives no investment or legal advice herein or as to the Notes generally. Holders should consult their own professionals regarding matters relating to the Debtors' chapter 11 cases.

April 25, 2001

WELLS FARGO BANK MINNESOTA,
NATIONAL ASSOCIATION, *as*
Indenture Trustee

By ______________________
Julie J. Becker
Vice President

A-5(e)

FOR IMMEDIATE RELEASE
September 5, 2001

INFORMATION CONTACT
Barbara Wybraniec at (917) 534-5373

SINGER N.V. ANNOUNCES SECOND QUARTER AND SIX-MONTH RESULTS FOR 2001

Results Show Continuing Profitability

September 5, 2001, Curacao, Netherlands Antilles.

Singer N.V. ("Singer" or the "Company") announced today its results for the second quarter of 2001 and for the six months ended June 30, 2001.

2001 Second Quarter Results

For the second quarter of 2001, ending June 30, Singer reported consolidated revenues of $110.5 million. Revenues of Singer's 48 percent-owned Thailand affiliate, which amounted to $23.9 million for the quarter, are not included in this total. Gross profit for the quarter was $43.3 million, representing a gross margin of 39 percent on sales. Operating income for the period was $9.4 million; EBITDA (earnings before interest, taxes, depreciation and amortization) was $15.6 million. The Company's net income for the second quarter of 2001 was $4.0 million.

Included in operating income and net income for the quarter is $1.2 million of expense relating to the amortization of intangible assets, primarily the Singer trademark. Effective January 1, 2002, the Company expects to adopt the accounting standard, FASB 142, accounting for "Goodwill and Other Intangible Assets", pursuant to which Singer will no longer amortize the value of the trademark and most other intangible assets, reducing amortization expense by about $1.2 million per quarter subject, however, to any periodic adjustments which may be appropriate to assure that the book value of the Company's intangible assets reflect their fair value.

Singer's retail and related consumer credit operations accounted for 71 percent of the Company's second quarter revenues (taking into account the revenues of its non-consolidated affiliate in Thailand) and 60 percent of operating earnings before Corporate costs, eliminations and amortization of intangibles. Particularly strong contributors to this segment were the retailing businesses in Mexico, Thailand and Sri Lanka.

The Company's sewing business accounted for 29 percent of Singer's second quarter revenues and 40 percent of operating income. Sewing manufacturing and marketing operations in Brazil were especially strong contributors to this segment. The Company's results for the second quarter of 2001 were hurt by the impact on the local sewing operation of the continuing economic crisis in Turkey.

Financial statements of Singer's predecessor company are not comparable to Singer's ongoing results and are not, therefore, presented or discussed herein.

2001 Six-Month Results

For the six months ending June 30, 2001, the Company reported consolidated revenues of $217.6 million. Revenues of Singer's non-consolidated affiliate in Thailand accounted for an additional $46.6 million. Gross profit for the six-month period was $84.2 million, representing a gross margin of 39 percent on sales. Operating profit for the six-month period was $16.2 million; EBITDA was $27.7 million. The Company's net income for the first six-months of 2001 was $4.1 million. Expense relating to amortization of intangible assets totaled $2.4 million for the six-month period.

Continued Profitability
Mr. Stephen H. Goodman, Singer N.V.'s President and CEO noted that, "We are very encouraged by the results reported for the second quarter and for the first half of 2001. The second quarter represents the third consecutive quarter of profitability since the conclusion of the successful Chapter 11 Reorganization in September 2000. Singer has returned to profitability following four years of very substantial losses at its predecessor company. Despite continuing economic uncertainties in many of the markets in which the Company operates, Singer made substantial progress in the second quarter; revenues grew 3.1 percent from the previous quarter and gross, operating and net margins all showed increases. We continue to have confidence that the consistent execution of our recovery plan will result in continued improving performance for the balance of 2001."

Share Distribution
The Company now anticipates that an initial distribution of the common shares of Singer N.V. to the holders of allowed, general unsecured claims against Singer's predecessor company should take place later this month or early next month. It is not anticipated that the Company's common shares will be listed on any U.S. or overseas securities exchange, the NASDAQ National Market System, the NASDAQ Small Cap Market, the OTC Bulletin Board or a similar trading system in the near future. The Company anticipates, however, that one or more brokerage firms will seek to make a market for the newly distributed common shares through the "Pink Sheets" quotation system. Singer's objective is for brokers and market makers to provide quotations for the Company's common shares using the "Pink Sheets" service at the time of, or shortly after, the distribution of the common shares; however, no assurances can be given as to approval by the NASD of the common shares for quotation on the "Pink Sheets" system or the timing of the commencement of any such trading or as to the effectiveness of such trading should it commence.

About Singer N.V.
Effective September 2000, as a result of the successful Chapter 11 reorganization, Singer became the parent of several operating companies formerly owned by The Singer Company N.V., as well as acquiring ownership of the SINGER brand name, one of the most widely recognized and respected trademarks in the world. Through its operating companies, Singer is engaged in two principal businesses, retail and sewing.

The retail business consists primarily of the retail distribution of a wide variety of consumer durable products for the home in selected emerging markets, primarily in Asia, Mexico and the Caribbean. Retail sales activities in these markets are strengthened by the availability to customers of consumer credit services provided by the Company. In many of the markets where it operates, Singer is recognized as a leading retailer of products for the home.

The sewing business consists primarily of the distribution of consumer and artisan sewing machines and accessories, produced by Singer and certain third-party manufacturers, through distribution channels operated by its sewing operating companies and through third-party distributors and dealers, as well as through the operating companies which operate Singer's retail business. Singer is the world's leading seller of consumer and artisan sewing machines, with an estimated worldwide unit market share of approximately 29 percent (excluding China, the former Soviet Republics and Eastern European countries).

Additional financial and other information about the Company, including a copy of Singer's audited Consolidated Financial Statements for the three months ended December 31, 2000 together with the Auditor's Report thereon, and copies of all press releases issued since the conclusion of the Chapter 11

proceedings, may be found at the Company's financial website, www.singernewsonline.com. The Company anticipates that its Disclosure Statement and Report, dated September 2001, will also soon be available on this website.

Statements made herein with respect to Singer's current plans, estimates, strategies and beliefs and other statements that are not historical facts are forward-looking statements about the future performance of the Company. Forward-looking statements include but are not limited to those using words such as believe, expect, anticipates, plans, strategy, prospects, forecast, estimate, project, may or might, and words of similar meaning in connection with a discussion of future operations, financial performance, financial position, capital resources and strategy and plans and objectives of management. From time to time, oral or written forward-looking statements may also be included in other materials released to the public. These statements are based on management's assumptions and beliefs which are expressed in light of the information currently available to management. The ultimate outcome in many cases is outside the Company's control. The Company cautions that no assurance can be given that expectations reflected in such forward looking statements will prove to have been correct, that a number of important risks and uncertainties could cause actual results to differ materially from those discussed in the forward-looking statements, and therefore undue reliance should not be placed on such forward-looking statements. The Company undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, and no assumption should be made to the contrary. Risks and uncertainties that might affect the Company include, but are not limited to: general economic conditions in the Company's markets worldwide, particularly in Asia and other developing countries, including levels of consumer spending; exchange rates, particularly between the US dollar and other currencies in which the Company makes significant sales or in which the Company's assets and liabilities are dominated; the Company's ability to continue to win acceptance of its products and services, which are offered in highly competitive markets; the Company's ability to implement successfully the ongoing restructuring of its businesses; the success of the Company in improving liquidity and obtaining access to capital resources, including successfully concluding negotiations under its secured credit facility to preclude acceleration of required debt payments; improving efficiency in its manufacturing and marketing operations; continuing relationships with financial institutions, suppliers and other creditors, and the outcome of contingencies.

For further information, please contact Barbara Wybraniec at 1 (917) 534-5373.

SINGER N.V.

CONSOLIDATED STATEMENT OF OPERATIONS (Unaudited)
FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2001
(in thousands of US dollars)

	Three Months Ended June 30, 2001	Six Months Ended June 30, 2001
Revenues	$ 110,460	$ 217,597
Cost of sales	67,200	133,350
Gross profit	43,260	84,247
Selling and administrative expenses	32,618	65,669
Amortization of intangible assets	1,206	2,412
Operating income	9,436	16,166
Other income (expenses):		
Interest expense	(6,956)	(14,300)
Equity in earnings from operating affiliates	717	1,395
Royalties and license income	1,277	2,712
Other, net	1,450	1,899
Total other income (expense)	(3,512)	(8,294)
Income before income taxes and minority interest	5,924	7,872
Provision for income taxes	1,842	3,454
Minority interest share in income	115	345
Net income	3,967	4,073
Dividends on preferred shares	275	550
Net income applicable to common shares	$ 3,692	$ 3,523
Supplementary information:		
EBITDA	$ 15,644	$ 27,693

A-4

01 SEP 20 AM 8:05

Singer N.V.
Notice of an Annual General Meeting of Shareholders
To Be Held on September 24, 2001

The Annual General Meeting of Shareholders (*"algemene vergadering van aandeelhouders"*) of Singer N.V., a limited liability company, incorporated, organized and validly existing under the laws of the Netherlands Antilles (the "Company") will be held at the offices of Curaçao International Trust Company N.V., De Ruyterkade 62, Curaçao, Netherlands Antilles on Monday, September 24, 2001 at 10:00am (Curaçao time) for the following purposes:

1. for the shareholders of the Company (the *"Shareholders"*), to inspect and, to the extent applicable, adopt the form of the Company's consolidated balance sheet as of December 31, 2000 (*"balans"*) and the related consolidated statement of operations for the three months then ended (*"winst- en verliesrekening"*), together referred to as the "Company's Consolidated 2000 Accounts" (*"jaarrekening"*) and the form of Report, referred to as the "2000 Report", by the Company's Board of Directors (*"jaarverslag"*) for the three months ended December 31, 2000, and to provide and confirm the recommendation of the Company's Board of Directors not to make any distribution of dividends to the Shareholders for such period and that the profits of the Company shall be fully reserved within the Company, as reflected in the Company's Consolidated 2000 Annual Accounts; copies of the Company's Consolidated 2000 Annual Accounts and the 2000 Report will be open for inspection at the offices of the Company;

2. for the Shareholders, to appoint Alex Johnston and Saroj K. Poddar as Class I Directors, each to serve for a term expiring at the conclusion of the 2004 Annual General Meeting of Shareholders and to appoint Antonio Costa as a Class II Director, to serve for a term expiring at the conclusion of the 2002 Annual General Meeting of Shareholders; and

3. for the Shareholders, to approve the appointment of Arthur Andersen LLP as independent public accountants to audit the accounts of the Company for 2001.

Consideration will also be given to such other matters as may come properly before the Meeting.

The close of business on August 10, 2001 has been fixed as the record date for the Meeting. All Shareholders of record at that time are entitled to vote at the Meeting.

By Order of the Board of Directors of Singer N.V.

Phillip Watson, Secretary

PROXY STATEMENT

SINGER N.V.

This statement is furnished in connection with the solicitation by the Board of Directors of Singer N.V., a limited liability company, incorporated, organized and validly existing under the laws of the Netherlands Antilles (the "*Company*") of proxies to be voted at the Annual General Meeting of Shareholders ("*algemene vergadering van aandeelhouders*") to be held at the offices of Curaçao International Trust Company N.V., De Ruyterkade 62, Curaçao, Netherlands Antilles on Monday, September 24, 2001 at 10:00am (Curaçao time) (the "*Meeting*"). Business at the Meeting is conducted in accordance with the procedures determined by the presiding officer and is generally limited to matters properly brought before the Meeting by or at the instance of the Company's Board of Directors.

Voting Procedure

Each Shareholder of record at the close of business on August 10, 2001 is entitled to one vote for each share registered in such Shareholder's name. The Articles of Association ("*statuten*") of the Company (the "*Articles*") state that no action may be taken by a General Meeting of Shareholders unless a quorum consisting of at least one half of the outstanding shares having voting rights is present or represented by proxy at such meeting. If at such meeting a quorum is not present or represented, a second meeting shall be called within two months, at which time the quorum requirements will not apply.

Shares cannot be voted at the Meeting unless the respective Shareholder of record is present in person or is represented by proxy. The Company is incorporated in the Netherlands Antilles. As required by the laws thereof and the Articles, General Meetings of Shareholders must be held in Curaçao, the Netherlands Antilles. The enclosed proxy card is a means by which a Shareholder may authorize the voting of shares at the Meeting. It may be revoked at any time by written notice to the Secretary of the Company before it is voted. If it is not revoked, the shares represented will be voted in accordance with the proxy.

Items on the Agenda

SINGER N.V.
(the "*Company*")

1. Company's Consolidated 2000 Annual Accounts and Dividends

The Company's Consolidated 2000 Annual Accounts (*"jaarrekening"*), the 2000 Report and the recommendation of the Company's Board of Directors not to make any distribution of dividends to the Shareholders for such period and that the profits of the Company shall be fully reserved within the Company are submitted to the Shareholders for inspection and adoption pursuant to the laws of the Netherlands Antilles and the Articles.

A majority of the votes cast is required for approval.

The Company's Board of Directors Recommends a Vote* FOR *Item 1.

2. Election of Directors

To appoint Alex Johnston and Saroj K. Poddar as Class I Directors, each to serve for a term expiring at the conclusion of the 2004 Annual General Meeting of Shareholders, and to appoint Antonio Costa as a Class II Director, to serve for a term expiring at the conclusion of the 2002 Annual General Meeting of Shareholders.

A majority of the votes cast is required for approval.

The Company's Board of Directors Recommends a Vote* FOR *Item 2.

3. Appointment of Auditors

Arthur Andersen LLP, who have audited the Company's Consolidated 2000 Annual Accounts, have been selected by the Company's Board of Directors as independent public accountants to audit the Company's accounts for 2001. A majority of the votes cast is required for appointing Arthur Andersen LLP as independent public accountants to audit the Company's accounts for 2001.

A majority of the votes cast is required for approval.

The Company's Board of Directors Recommends a Vote* FOR *Item 3.

Other Matters

The Company's Board of Directors knows of no other matter to be presented to the Meeting. If any additional matter should be presented properly, it is intended that the enclosed proxy will be voted in accordance with the discretion of the persons named in the proxy.

Please sign, date and return the accompanying proxy in the enclosed envelope at your earliest convenience.

By Order of the Board of Directors of Singer N.V.

Phillip Watson
Secretary

PROXY

SINGER N.V.

Proxy Solicitation on Behalf of the Board of Directors of Singer N.V. (the "*Company*") for the Annual General Meeting of Shareholders of the Company (the "*Meeting*")

The Undersigned, having received the Notice and the Proxy Statement, hereby appoints Curaçao International Trust Company N.V. and/or Ms Marijke Santema as proxy to vote in the manner indicated on the reverse side hereof, and with discretionary authority as to any other matter that may properly come before the Meeting, all my (our) shares of record of Singer N.V. at the Meeting to be held at the offices of Curaçao International Trust Company N.V., De Ruyterkade 62, Curaçao, Netherlands Antilles on Monday, September 24, 2001 at 10:00am (Curaçao time), and at any adjournment or adjournments thereof.

If no other indication is made, the proxies will be voted FOR each of the Proposals 1, 2, and 3

See Reverse Side

Continued and to be signed on reserve side

Items on the Agenda

SINGER N.V.
(the "*Company*")

1. Company's Consolidated 2000 Annual Accounts and Dividends

The Company's Consolidated 2000 Annual Accounts ("*jaarrekening*"), the 2000 Report and the recommendation of the Company's Board of Directors not to make any distribution of dividends to the Shareholders for such period and that the profits of the Company shall be fully reserved within the Company are submitted to the Shareholders for inspection and adoption pursuant to the laws of the Netherlands Antilles and the Articles.

A majority of the votes cast is required for approval.

The Company's Board of Directors Recommends a Vote* FOR *Item 1.

2. Election of Directors

To appoint Alex Johnston and Saroj K. Poddar as Class I Directors, each to serve for a term expiring at the conclusion of the 2004 Annual General Meeting of Shareholders, and to appoint Antonio Costa as a Class II Director, to serve for a term expiring at the conclusion of the 2002 Annual General Meeting of Shareholders.

A majority of the votes cast is required for approval.

The Company's Board of Directors Recommends a Vote* FOR *Item 2.

3. Appointment of Auditors

Arthur Andersen LLP, who have audited the Company's Consolidated 2000 Annual Accounts, have been selected by the Company's Board of Directors as independent public accountants to audit the Company's accounts for 2001. A majority of the votes cast is required for appointing Arthur Andersen LLP as independent public accountants to audit the Company's accounts for 2001.

A majority of the votes cast is required for approval.

The Company's Board of Directors Recommends a Vote* FOR *Item 3.

Other Matters

The Company's Board of Directors knows of no other matter to be presented to the Meeting. If any additional matter should be presented properly, it is intended that the enclosed proxy will be voted in accordance with the discretion of the persons named in the proxy.

Please sign, date and return the accompanying proxy in the enclosed envelope at your earliest convenience.

By Order of the Board of Directors of Singer N.V.

Phillip Watson
Secretary

PROXY

SINGER N.V.

Proxy Solicitation on Behalf of the Board of Directors of Singer N.V. (the "*Company*") for the Annual General Meeting of Shareholders of the Company (the "*Meeting*")

The Undersigned, having received the Notice and the Proxy Statement, hereby appoints Curaçao International Trust Company N.V. and/or Ms Marijke Santema as proxy to vote in the manner indicated on the reverse side hereof, and with discretionary authority as to any other matter that may properly come before the Meeting, all my (our) shares of record of Singer N.V. at the Meeting to be held at the offices of Curaçao International Trust Company N.V., De Ruyterkade 62, Curaçao, Netherlands Antilles on Monday, September 24, 2001 at 10:00am (Curaçao time), and at any adjournment or adjournments thereof.

If no other indication is made, the proxies will be voted FOR each of the Proposals 1, 2, and 3

See Reverse Side

Continued and to be signed on reserve side

The Board of Directors of Singer N.V. recommend a vote FOR the Proposals below.

1. *Approval of Company's Consolidated 2000 Annual Accounts, 2000 Report, and Confirmation of the Dividend Recommendation* of the *Board of Directors*	2. *Election of Directors*	3. *Appointment of Auditors*
FOR ☐	☐	☐
AGAINST ☐	☐	☐
ABSTAIN ☐	☐	☐

Please sign name(s) exactly as printed hereon. In signing as an attorney, administrator, executor, guardian or trustee of the shareholder of record, please give full title as such. Please sign, date and return in the enclosed envelope.

Date ______________________ 2001
Name ______________________
Signature ______________________

Contact: Sitrick And Company
Michael Sitrick
Brenda Adrian
310-788-2850

For Immediate Release

Singer Company Emerges From Chapter 11

Reorganization Plan Approved by 95 Percent of Voting Creditors

New York, N.Y. – September 15, 2000 – Singer N.V. (OTC:SEWCQ) announced that its Plan of Reorganization became effective yesterday, marking the Company's emergence from its voluntary Chapter 11 proceeding. The Company's Plan of Reorganization had previously been approved by more than 95 percent of voting creditors and on August 24, 2000 had been confirmed by the U.S. Bankruptcy Court for the Southern District of New York.

The old parent Company, the Company's U.S. subsidiaries, the holding companies for Singer's foreign businesses and certain of these foreign businesses filed voluntary petitions for reorganization under Chapter 11 of the Bankruptcy Code on September 12, 1999. Singer completed today all the requirements to emerge from bankruptcy; this implementation of the court approved Plan of Reorganization brings to a conclusion the Company's financial restructuring process.

"Since commencing our voluntary reorganization, we have successfully restructured our business and financial operations," said Chairman, President and Chief Executive Officer Stephen H. Goodman. "Through this restructuring we have effectively put the many challenges of our past behind us, permitting Singer to emerge from Chapter 11 with a significantly less

leveraged balance sheet, cash to fund operations and an improved expense structure. All of this forms a stronger foundation for growth."

Pursuant to the Plan, a new corporate entity in the Netherlands Antilles, Singer N.V., will be the parent company for all Singer businesses going forward. Holders of general unsecured claims against the old parent company will receive 100 percent of the shares in the newly reorganized company. A creditors' trust will also be created, which will initially hold the shares and receive all transferred causes of action from third parties.

"Today, Singer is a stronger, more competitive company. We remain committed to a market philosophy that is based on long term relationships in our businesses. We have been a recognized leader in our industry for 150 years, and we intend for our leadership to continue," Mr. Goodman noted.

Singer is one of the most widely recognized and respected brands in the world. The Company is the world's leading manufacturer and distributor of consumer sewing machines and is an international retailer and distributor of consumer durable products, doing business in 150 countries.

This press release includes forward-looking statements within the meaning of the U.S Securities Exchange Act of 1934, as amended. All statements other than statements of historical facts included in this press release, including, without limitation, statements regarding the company's future performance and financial position, liquidity and capital resources, projected property sales proceeds, and strategy, and plans and objectives of management for the restructuring of current operations and for future operations, and the ultimate outcome of the petition for reorganization, are forward-looking statements. Such forward-looking statements are based on beliefs of, assumptions made by and information available to management currently, outside the company's control. These risks and uncertainties include, but are not limited to, the success of the company's implementing its financing plans and its manufacturing and marketing restructuring and cost reductions programs, in a timely and efficient manner, continuing relationships with financial institutions, suppliers and other creditors, general economic conditions in the company's markets, particularly in Asia and other developing countries; exchange rates, particularly in currencies in which the company makes significant sales; levels of consumer spending and the company's ability to continue to win acceptance of its products ; and services, which are offered in highly competitive markets. No assurance can be given that expectations reflected in such forward looking statements will prove to have been correct, and actual results may differ significantly from those in any forward looking statements. The company undertakes no obligation to update forward-looking statements to reflect events or circumstances after the date hereof.

###

Contact: Sitrick And Company
Michael Sitrick
Brenda Adrian
(310) 788-2850

For Immediate Release

Creditors to receive 100% of the equity of Singer N.V.

New York, N.Y. –September 21, 2000 – As announced on September 15, 2000, The First Amended Joint Plan of Reorganization of The Singer Company N.V. and Its Affiliated Debtors and Debtors In Possession was confirmed by the United States Bankruptcy Court for the Southern District of New York on August 24, 2000, and became effective on September 14, 2000. Pursuant to the Reorganization Plan, a new corporate entity in the Netherlands Antilles, Singer N.V., is now the parent company owning certain of the businesses formerly owned by The Singer Company N.V., including the Singer brand name – one of the most widely recognized and respected brands in the world. As previously reported, under the Reorganization Plan, holders of allowed general unsecured claims against The Singer Company N.V. will receive 100 percent of the shares of the stock of Singer N.V. and, upon the effectiveness of the Reorganization Plan, all existing shares of stock and any other equity of The Singer Company N.V., including stock formerly trading under the

symbol OTC:SEWCQ, were cancelled. The new stock of Singer N.V. has been issued to a creditor trust created under the Reorganization Plan, is not currently trading, and will be distributed by that trust in the future. No distributions have been made or will be made in the future to holders of cancelled stock of The Singer Company N.V.

The Singer Company N.V. and forty-four of its subsidiaries and affiliates filed its Chapter 11 petitions in the U.S. Bankruptcy Court for the Southern District of New York on September 12 and 13, 1999.

SINGER N.V. COMMON SHARES TO BE DISTRIBUTED

May 21, 2001, Curacao, Netherlands Antilles

Singer N.V., the Netherlands Antilles parent to the worldwide family of Singer companies, announced today that an initial distribution of the Company's common shares will soon be made to the Company's new shareholders. With minor exception, the shareholders are the holders of allowed unsecured claims against The Singer Company N.V. ("old Singer"), a predecessor company, in a Chapter 11 reorganization successfully concluded on September 14, 2000.

Stephen H. Goodman, Singer N.V.'s President and CEO, in making the announcement, noted: "I am pleased that Singer N.V. is now in a position to make the distribution. Almost all of the outstanding claims against "old Singer" have been resolved. The total allowed claims are likely to be less than 80% of the amount originally estimated in "old Singer's" Chapter 11 Reorganization Plan. Moreover, substantially all of the claims relating to the Singer operations in Brazil, Turkey and the United States have also been successfully resolved, allowing these companies to emerge from the Chapter 11 proceedings in the United States and from a concurrent local Concordata proceeding in Brazil. These operations will continue as members of the Singer family (Singer Brazil and Singer Turkey as wholly owned subsidiaries and Singer U.S. as a majority owned subsidiary)".

Prior to the distribution of the new common shares, Singer N.V. expects to announce its financial results for the fourth quarter of 2000 and for the first quarter of 2001. In June, the Company expects to publish its audited financial statements for the fourth quarter of 2000 and certain additional disclosure information. The Company is scheduling its first annual meeting to be held in September 2001. Singer N.V. is also continuing to work toward the objective of

achieving a listing of the Company's new common shares on a public exchange, a goal which it hopes to meet this year. However, no assurance can be given at the present time as to the timing or effectiveness of such a listing.

Singer N.V. is an important retailer of household appliances, consumer electronic equipment, furniture and other consumer durable products in selected markets, such as Mexico and Thailand. It is the world's leading manufacturer, marketer and distributor of consumer sewing machines (excluding China and the former Soviet republics). The Singer trademark is one of the world's most recognized and respected brand names. Singer is celebrating its 150th anniversary this year.

All statements, other than statements of historical facts, included in this press release are forward-looking statements. Such forward-looking statements are based on beliefs of, assumptions made by and information available to management currently, and these statements necessarily involve numerous risks and uncertainties, many of which are outside the Company's control. No assurance can be given that expectations reflected in such forward looking statements will prove to have been correct, and actual results may differ significantly from those in any forward looking statements. The Company undertakes no obligation to update forward-looking statements to reflect events or circumstances after the date hereof.

For further information, please contact Barbara Wybraniec at (917) 534-5373.

A-5(d)

FOR IMMEDIATE RELEASE

Singer N.V. Announces Fourth Quarter 2000 and First Quarter 2001 Results

June 19, 2001, Curacao, Netherlands Antilles

Singer N.V. ("Singer" or the "Company") announced today its results for the fourth quarter of 2000 and for the first quarter of 2001.

Effective September 2000, as a result of a successful Chapter 11 reorganization, Singer became the parent company of several operating companies formerly owned by The Singer Company N.V., as well as acquiring ownership of the "Singer" brand name, one of the most widely recognized and respected trademarks in the world.

2000 Fourth Quarter Results

For the fourth quarter, ending December 31, 2000, Singer reported consolidated revenues of $128.6 million. Revenues of Singer's 48 percent-owned Thai affiliate, which amounted to $21.4 million for the quarter, are not included in this total. The fourth quarter is traditionally the strongest sales quarter for the Company's operations.

Gross profit for the quarter was $50.1 million, representing a gross margin of 39 percent of sales. Operating profit for the period was $7.8 million; EBIDTA (earnings before interest, tax, depreciation and amortization) was $11.9 million. The Company's net income for the fourth quarter of 2000 was $1.2 million.

Shareholders' equity as at December 31, 2000 totaled $98.8 million, reflecting the estimated reorganization value of the Company and implementation of "Fresh Start Reporting" in connection with the reorganization. Included in the Company's assets are $141.7 million in intangibles, $85 million of which has been allocated to the worldwide value of the Singer trademark.

Singer's retailing and related financing operations accounted for 66 percent of the Company's fourth quarter revenues (taking into account the revenues of its non-consolidated affiliate in Thailand) and 68 percent of operating earnings. Particularly strong contributors to this segment were the retailing businesses in Mexico, Thailand and Sri Lanka.

The traditional sewing business accounted for 34 percent of Singer's fourth quarter sales and 32 percent of operating profits. Strong contributors to this segment included the sewing marketing operations in Brazil and the United States and sewing machine manufacturing in Brazil.

Successful Execution of Recovery Plan

"The fourth quarter 2000 results are a strong indication of the Company's continuing success in implementing its recovery plan," noted Stephen H. Goodman, Singer's President and CEO. "Singer has returned to profitability following four years of very substantial losses at the predecessor company, and at an earlier date than had been anticipated."

Mr. Goodman added, "The Company, as it has been reorganized, is well positioned to continue to improve performance, reflecting the worldwide value of the Singer name, the Company's global distribution network and Singer's worldwide reputation for quality, service and innovation. Despite short-term economic uncertainties in some markets, the positive demographic and economic trends in most of the emerging markets where Singer has strong retailing and related financing operations, such as Mexico, Thailand and the Indian subcontinent, should accrue to Singer's long-term benefit. Singer's preeminent reputation and improved product offering in consumer and artisan sewing should also enable the Company to regain market share and increase sales and earnings in this important segment. While the Company continues to be constrained by tight liquidity, we believe Singer will have the financial resources to meet its plan."

2001 First Quarter Results

For the first quarter, ending March 31, 2001, Singer reported consolidated revenues of $107.1 million. Revenues of Singer's non-consolidated affiliate in Thailand amounted to $22.8 million.

Gross profit for the quarter was $41.0 million, representing a gross margin of 38 percent of sales. Operating profit for the period was $7.3 million; EBIDTA was $12.0 million. The Company's net income for the first quarter of 2001 was $0.6 million.

Singer's retailing and related financing operations accounted for 70 percent of the Company's first quarter sales (taking into account the revenues in Thailand) and 55 percent of operating earnings. Sewing operations accounted for 30 percent of Singer's first quarter sales and 45 percent of operating profit.

Mr. Goodman, in announcing the first quarter 2001 results noted, "Singer's on-going profitability is further evidence of the Company's success in implementing its recovery plan. We expect that the Company will remain profitable each quarter through 2001 and that earnings for the full year should reflect a meaningfully greater level of profitability than that which might be anticipated by the results achieved in the last two quarters."

About Singer

Singer is an important retailer of household appliances, consumer electronic equipment, furniture and other consumer durable products, such as sewing machines, also providing consumer credit and related financial services, in selected markets worldwide, with particular strength in Asia and Latin America and the Caribbean. It is also the world's leading manufacturer, marketer and distributor of consumer sewing machines with an estimated worldwide market share of approximately 29 percent of all units sold (excluding China and the former Soviet Republics and Eastern European countries). The Company's distribution network spans over 150 countries, including both developed and emerging economies, and consists of over 1,075 retail outlets operated by the Company and its affiliates, approximately 33,650 outlets operated by independent dealers and mass merchants, as well as over 12,000 door-to-door salespersons.

Singer's operations and the Singer trademark were acquired from The Singer Company N.V. ("Old Singer") pursuant to a Plan of Reorganization adopted in accordance with the provisions of Chapter 11 of the United States Bankruptcy Code. The basic reorganization cases were commenced in September 1999. The majority of the operations acquired by Singer under the Reorganization Plan did not, however, commence proceedings under Chapter 11 or under the insolvency laws of other countries, but continued to operate in the ordinary course as substantially stand-alone companies throughout the period of the bankruptcy proceedings.

Under the Reorganization Plan, which became effective on September 14, 2000, the outstanding shares of Old Singer were cancelled and the holders of allowed general unsecured claims against Old Singer will receive substantially all of the equity shares of the Company. With the exception of Mr. Goodman, none of the directors of Old Singer were appointed to the Board of Directors of the Company, and the majority of the directors of the Company were appointed by the Creditors' Committee of Old Singer.

In connection with the effectiveness of the Reorganization Plan, the Company implemented Fresh Start Reporting as of September 30, 2000. Accordingly, financial statements of Old Singer for prior periods are not comparable to post effective date results and have not, therefore, been presented or discussed herein.

It is anticipated that the report of the Company's independent accountants for the fourth quarter of 2000, when issued, will include a "going-concern" qualification. Management has been advised that this is not unusual for a Company coming out of a reorganization under Chapter 11. The Company is not currently in compliance with certain of the covenants under its secured credit facility; it has initiated negotiations with its lender for appropriate modifications to such covenants with a view toward achieving future compliance.

Share Distribution

The Company presently anticipates that an initial distribution of the Company's common shares will take place in about one month. As the Company is not yet listed on any U.S. or overseas securities exchange or trading system, no formal market will initially exist for trading these shares once issued. Singer is exploring the possibility of obtaining a listing either on a U.S. or overseas securities exchange or trading system before year end 2001, but there are significant uncertainties as to whether the Company will be able to achieve this objective in this timeframe.

This press release includes forward-looking statements. All statements other than statements of historical facts included in this press release, including, without limitation, statements regarding the Company's future performance and financial position, liquidity and capital resources, and strategy, and plans and objectives of management, are forward-looking statements. Such forward-looking statements are based on beliefs of, assumptions made by and information available to management currently, many of which are outside the Company's control. These risks and uncertainties include, but are not limited to, the success of the Company in improving liquidity and obtaining access to capital resources, including successfully concluding negotiations under its secured credit facility to preclude acceleration of required debt payments, improving efficiency in its manufacturing and marketing operations, continuing relationships with financial institutions, suppliers and other creditors, general economic conditions in the Company's markets worldwide, particularly in Asia and other developing countries, exchange rates, particularly in currencies in which the Company makes significant sales, levels of consumer spending, and the Company's ability to continue to win acceptance of its products and services, which are offered in highly

competitive markets. No assurance can be given that expectations reflected in such forward looking statements will prove to have been correct, and actual results may differ significantly from those in any forward-looking statements. The Company undertakes no obligation to update forward-looking statements to reflect events or circumstances after the date hereof.

For further information, please contact Barbara Wybraniec at (917) 534-5373.

SINGER N.V.
CONSOLIDATED STATEMENTS OFOPERATIONS
THREE MONTHS ENDED DECEMBER 31, 2000
(In thousands of US Dollars)

		Three Months Ended December 31, 2000
Revenues	$	128,555
Cost of sales		78,432
Gross Profit		50,123
Selling and administrative expenses		42,348
Operating income	$	7,775
Other income (expenses):		
Interest		(7,561)
Equity in earnings from operating affiliates		439
Royalties and license income		885
Miscellaneous, net		153
		(6,084)
Income before provision for income taxes	$	1,691
Provision for income taxes		522
Net income	$	1,169
Dividends on preferred shares		275
Net income applicable to common shares	$	894
Supplemental Information:		
EBITDA	$	11,912

SINGER N.V.
CONSOLIDATED STATEMENTS OFOPERATIONS
THREE MONTHS ENDED MARCH 31, 2001
(In thousands of US Dollars)

		Three Months Ended March 31, 2001
Revenues	$	107,137
Cost of sales		66,150
Gross Profit		40,987
Selling and administrative expenses		33,722
Operating income	$	7,265
Other income (expenses):		
Interest		(7,344)
Equity in earnings from operating affiliates		678
Royalties and license income		1,435
Miscellaneous, net		219
		(5,012)
Income before provision for income taxes	$	2,253
Provision for income taxes		1,612
Net income	$	641
Dividends on preferred shares		275
Net income applicable to common shares	$	366
Supplemental Information:		
EBITDA	$	12,049

AMENDED AND RESTATED ARTICLES OF INCORPORATION

("Articles of Incorporation")

NAME AND DOMICILE

ARTICLE 1

1.1 The Company shall bear the name SINGER N.V.

1.2 In transactions in foreign countries, the name "SINGER" may be used.

1.3 The Company is domiciled in Curaçao and may have branches and/or branch offices elsewhere.

1.4 The Company may change its place of domicile in accordance with the Netherlands Antilles Ordinance on Transfer of Domicile to Third Countries pursuant to a resolution of the Board of Directors.

PURPOSE

ARTICLE 2

2.1 The purpose of the Company is:

(a) to manufacture, buy, sell and use consumer and other products, including but not limited to sewing products, and equipment, parts and accessories therefor throughout the world and to engage in any business related thereto;

(b) to manufacture, buy, sell and use any and all products made from wood, metal, plastic or other material or materials or combinations thereof and to engage in manufacturing generally;

(c) to enter into and carry on any mercantile business in any country and to receive by assignment or purchase or to otherwise acquire any accounts receivable, bank accounts, securities, bills of exchange, notes, bonds, letters of credit, stocks or other

instruments of value or documents of title in any country and to collect and hold the proceeds thereof;

(d) to undertake, conduct, assist, promote or engage in any research and development;

(e) to organize and to own, directly or indirectly, and to operate, under the laws of any state or other government, domestic or foreign, corporations and other organizations; to subscribe for any securities issued or to be issued by any such corporation or organization; and to dissolve, liquidate, wind or, reorganize, merge or consolidate any such corporation or organization;

(f) to invest its assets in securities, including shares and other certificates of participation and bonds, as well as other claims for interest bearing debts, however denominated, and in any and all forms, the borrowing of money and the issuance of evidences of indebtedness therefor, as well as the lending of money;

(g) to acquire considerations paid for technical assistance;

(h) to invest its assets directly or indirectly in real property, to acquire, own, hire, let, lease, rent, divide, drain, reclaim, develop, improve, cultivate, build on, sell or otherwise alienate, mortgage or otherwise encumber real property and to construct infrastructure work, like roads, pipes and similar works on real estate;

(i) to obtain income from the disposition or grant of rights to use copyrights, patents, designs, secret processes and formulae, trademarks and other analogous property, from royalties (including rentals) for the use of industrial, commercial of scientific equipment, and from compensation or other consideration received for technical assistance or services;

(j) to establish, participate in and manage limited liability and other companies or other undertakings of every kind or nature whatsoever, and to engage in industry and trade;

(k) to guarantee or otherwise secure, and to transfer in ownership, to mortgage, to pledge

or otherwise to encumber assets as security for the obligations of the Company and for the obligations of third parties, with or without consideration.

(l) to borrow moneys upon the issuance of its bonds, debentures, notes or other obligations and to give security therefor; and

(m) to place in trust all or any of its properties, including securities.

2.2 The corporation is entitled to do all that may be useful or necessary for the attainment of the above purposes or that is connected therewith in the widest sense, including the participation in and the management of any other venture or corporation.

DURATION

ARTICLE 3

The company shall have perpetual existence.

CAPITAL AND SHARES

ARTICLE 4

4.1 The authorized capital of the Company shall be two hundred ten thousand United States dollars (US $ 210,000), divided into (a) twenty million (20,000,000) common shares with a par value of one United Stated cent (US $ 0.01) per share (the "Common Shares") and _(b) one million (1,000,000) preferred shares with a par value of one United Stated cent (US $ 0.01) per share, which may be issued in separate series (the "Preferred Shares"). The Company shall not be authorized to issue non-voting shares. This prohibition on issuance of non-voting shares is included in these Articles of Incorporation in compliance with Section 1123(a)(6) of the United States Bankruptcy Code.

4.2 Common Shares representing at least twenty percent (20%) of the authorized capital of the Company have been subscribed for at the time of this amendment to the Articles of Incorporation.

4.3 The remaining unissued Common Shares shall be issued at such times, under such conditions and for such consideration as may be determined by the Board of Directors, provided that such consideration shall not be less than par value.

4.4 Whenever in these Articles of Incorporation the words shares and shareholders are mentioned, they shall have a bearing on all classes of shares and series of such classes, if any, and holders of those shares, unless it is shown to be otherwise by the nature of the regulation.

4.5 Subject to the provisions of this Article, Preferred Shares may be issued from time to time in one or more series on such terms and conditions as may be determined by the affirmative vote of an absolute majority of the members of the Board of Directors, after considering the interests of the holders of Common Shares; provided, that the consideration for such Preferred Shares upon issuance thereof be not less than fair value taking into account the terms and conditions for the issuance thereof and the relative voting, dividend and liquidation rights of such Preferred Shares.

4.6 Prior to the issuance of any series of Preferred Shares the Board of Directors shall specify:

(a) the distinctive designation of such series and the number of Preferred Shares to constitute such series, provided the Board of Directors may increase or decrease at a later date the number of Preferred Shares that can be issued in any specific series, provided that, in the event of an increase, the aggregate number that may be issued in the separate series of Preferred Shares shall not exceed the number of Preferred Shares authorized pursuant to paragraph 1 of this Article, and that, in the event of a decrease, the number that may be issued shall not be lower than the issued and outstanding Preferred Shares of such series;

(b) the annual dividend rate with respect to Preferred Shares of such series, which shall be based on the consideration paid on issuance of such shares and which may be a fixed rate or a rate that fluctuates on dividend adjustment dates set under a formula or procedure determined by the Board of Directors prior to issuance;

(c) whether such dividends shall be payable annually or in installments;

(d) the rights, if any, of the holders of Preferred Shares of such series to convert Preferred Shares of such series for shares of any other series of Preferred Shares or for Common Shares, provided that Preferred Shares of any series shall not be convertible into Preferred Shares of any series senior thereto;

(e) the rights, if any, of the Company to redeem Preferred Shares of such series (in which case the directors shall specify the date or dates on or after which the Preferred Shares of such series may be called for redemption by the Company and the consideration to be paid therefor, or the manner by which such consideration shall be calculated and other terms applicable to redemption) and the rights, if any, of holders of such shares, and the provisions, if any, of any sinking fund or other arrangement to be used in connection with such redemption or purchase; and

(f) any other terms and conditions of such series which are not inconsistent with these Articles of Incorporation or Netherlands Antilles law.

4.7 Preferred Shares of all series shall rank prior to the Common Shares with respect to dividends and liquidation preferences. Any series of Preferred Shares may be ranked by the Board of Directors as to dividend and liquidation preferences, provided that no series issued after any other series shall rank prior to such other series as to such preferences. Any such series may be ranked pari passu with any one or more other series as the Board of Directors may so determine.

4.8 Upon liquidation of the Company, the holders of shares of any series of Preferred Shares shall be entitled to receive, before any distribution is made to the holders of any other series of Preferred Shares ranking junior to such series as to liquidation preference, and before any distribution to the holders of Common Shares, the amount of the liquidation preference of such shares which shall not exceed the sum of:

(a) the amount paid for such Preferred Shares on issuance plus

(b) all accumulated and unpaid dividends on such Preferred Shares to the date fixed for distribution.

4.9 The Board of Directors is competent, without instruction of the General Meeting of Shareholders, to redeem Preferred Shares with due observance of the provisions applicable thereto of these Articles of Incorporation and the terms and conditions of the Preferred Shares determined by the Board of Directors in accordance with paragraph 6 of this Article, as duly amended, if and when establishing a separate series of Preferred Shares, and subsequently cancel them.

The redemption price per Preferred Shares so redeemed shall be the sum of:

(a) the amount paid for such Preferred Shares on issuance, plus

(b) all accumulated and unpaid dividends on such Preferred Shares to the date fixed for redemption.

4.10 The Board of Directors is competent, without instruction of the General Meeting of Shareholders, to redeem Common Shares with due observance of the provisions applicable thereto of these Articles of Incorporation and subsequently cancel them.

4.11 Warrants and options to subscribe for shares in the Company may also be issued to directors, officers and other persons employed by the Company or whose services are otherwise contracted by the Company, for such consideration and on such terms as determined by the Board of Directors, which consideration may be less than the "real value" ("reele waarde"), and subject to applicable provisions of Netherlands Antilles law.

4.12 In these Articles of Incorporation the term "Securities" shall mean warrants and options as described in the previous paragraph of this Article.

4.13 The Securities will be issued in registered form only.

4.14 Securities shall be issued as determined by the Board of Directors.

4.15 The Securities shall be entered in a register, which shall be kept by, or on behalf of, the Board of Directors for each type of Security.

4.16 The transfer of Securities is effected either by serving a deed of conveyance upon the Company, or by written acknowledgment of the transfer by the Company.

ARTICLE 5

No holder of shares of the Company shall have as such shareholder any preferential or preemptive right to purchase or subscribe for any shares of stock or any securities convertible into or exchangeable for stock which the Company may issue, except those rights of conversion, if any, of Preferred Shares specified in or determined in accordance with Article 4.

ARTICLE 6

6.1 The Company may for its own account and for valuable consideration from time to time acquire fully paid shares, provided that at least one-fifth of its authorized capital in the form of Common Shares remains outstanding and held by other than the Company itself. The authority to make any such acquisition is vested in the Board of Directors. Any shares so acquired may be cancelled by the Board of Directors.

6.2 The Company shall not acquire any voting rights by reason of ownership of its shares, and, in connection with any general meeting of shareholders, shares owned by the Company shall not be counted as outstanding, or as present or represented, for the purpose of determining a quorum or for any other purpose.

ARTICLE 7

7.1 The shares shall be registered shares.

7.2 The shares shall be entered into a share register (the "Register") which is kept by the Board of Directors or by a registrar designated thereto by the Board of Directors (the "Registrar"). The entry shall mention the name of the shareholder, his residence or his elected domicile, as well as the class of his shares or series within such class, if applicable, the quantity of his shares and the number of the share certificate, if any, representing such shares. The Register shall not be open to inspection by third parties or shareholders, with respect to shares other than those registered in their name, except with respect to shares that have not been paid in full and except further with respect to the Registrar, if said Registrar has been requested, or if demand of said Registrar has been made, to disclose any piece of information in the Register and failure to disclose such information would lead to liability of the Registrar.

7.3 Every transfer and devolution of a share shall be entered in the Register and every such entry shall be signed by a Director or by the Registrar or by a transfer agent (a "Transfer Agent") designated thereto by the Board of Directors.

7.4 Share certificates for shares may be issued.

7.5 If any shareholder shall establish to the satisfaction of the Board of Directors that his share certificate has been lost or destroyed, then, at his request, a duplicate may be issued under such conditions and guarantees (which, if required by the Board of Directors, may include an indemnity bond issued by an insurance company) as the Board of Directors shall determine. By the issuance of the new share certificate on which shall be recorded that it is a duplicate, the old certificate in place of which the new one has been issued shall become null and void. The Board of Directors may authorize the exchange of new share certificates for mutilated share certificates. In such case the mutilated share certificates shall be delivered to the Company and shall be canceled immediately. The cost of a duplicate or new certificate and any proper expenses incurred by the Company in connection with the issuance thereof may, at the option of the Board of Directors, be charged to the shareholder.

7.6 The transfer of shares shall be effected either by serving a deed of transfer upon the Company

or by written acknowledgment of the transfer by the Company, which can only take place by an annotation on the share certificate, if share certificates have been issued.

7.7 The entry in the Register provided for in paragraph 3 of this Article shall have the effect of a written acknowledgment of the transfer by the Company in the event no share certificate(s) has (have) been issued.

MANAGEMENT

ARTICLE 8

8.1 The management of all the affairs, property and business of the Company shall be vested in a Board of Directors, consisting of Class I, Class II and Class III directors. The Board of Directors shall have and may exercise all powers except such as are exclusively conferred upon the shareholders by law or by these Articles of Incorporation of the Company, as from time to time amended.

8.2 With respect to the issuance of shares, the Board of Directors, or persons acting pursuant to authority granted by the Board of Directors, may enter into and conclude agreements without the necessity of any action by the General Meeting of Shareholders:

(a) imposing special obligations upon the Company in connection with the subscription for shares;

(b) concerning the issue of shares on a basis other than that on which participation in the Company is open to the public; or

(c) providing for the payment for shares by means other than by legal tender of the Netherlands Antilles.

8.3 The directors shall be appointed at a General Meeting of Shareholders by a plurality of votes cast, in person or by proxy, by the shareholders entitled to vote. The number of persons

constituting the whole Board of Directors shall be not less than five (5) directors, consisting of at least one (1) Class I directors, two (2) Class II directors and two (2) Class III directors, nor more than twenty four (24), as fixed and appointed by the General Meeting of Shareholders. Directors in excess of the initial five (5) shall be assigned to such Class or Classes as determined by the General Meeting of Shareholders increasing such number. The number of persons constituting the whole Board of Directors shall, until changed at any succeeding General Meeting of Shareholders, be the number so fixed and appointed.

8.4 Directors may be removed or suspended at any time by the General Meeting of Shareholders. At any General Meeting of Shareholders at which action is taken to increase the number of the whole Board of Directors or to remove a director, or at any subsequent General Meeting of Shareholders, the shareholders may fill any vacancy or vacancies created by such action.

8.5 The initial Class I, Class II and Class III directors serving as of the date of effectiveness of these Amended and Restated Articles of Incorporation, shall serve an initial term for a period from the date of the execution of this deed through the date of the first annual General Meeting of Shareholders that occurs after a date that is (i) with respect to Class I directors, one (1) year after the Effective Date; (ii) with respect to Class II directors, two (2) years after the Effective Date; and (iii) with respect to Class III directors, three (3) years after the Effective Date. Thereafter all directors, regardless their classification, shall serve three (3) year terms, with each such term expiring at the conclusion of the first annual General Meeting of Shareholders following the conclusion of the three year term and including the time period between such three (3) year term and the date of such meeting.

8.6 In the event that one or more of the directors resigns or is prevented from or is incapable of acting as director, the remaining directors (or the remaining director, if there should be only one) may appoint one or more persons to fill the vacancy or vacancies thereby created on the Board of Directors until the next General Meeting of Shareholders which shall be convened as soon as practicable. In the event that all of the directors are prevented from or are incapable of acting as directors, the Company shall be temporarily managed by any person or persons previously appointed by the Board of Directors so to act who shall forthwith call a General Meeting of Shareholders for the purpose of appointing a Board of Directors. If no such General Meeting of

Shareholders shall be called, and if no such person shall have been appointed, any person or persons holding in the aggregate at least twenty-five percent (25%) of the outstanding shares of the Company, but in due compliance with applicable law only in such circumstance may call a General Meeting of Shareholders for the purpose of appointing a Board of Directors.

8.7 A regular meeting of the Board of Directors shall be held at such place, at such time and on such notice as the Board of Directors shall determine from time to time, and a special meeting shall be held as and when the Chairman of the Board of Directors shall call the same. Notice of the time and place of a special meeting shall be given:

(a) not less than ninety-six (96) hours before such meeting, by written notice mailed to each director, or

(b) not later than the calendar day immediately preceding the date of such meeting, by personal delivery, or by telephone call or by sending a telegram, cable or telefax to each director.

A waiver of notice of any such meeting signed by all of the directors, whether before, at or after the time of such meeting, shall be deemed equivalent to notice of the meeting.

8.8 Directors need not be Netherlands citizens or residents of the Netherlands Antilles or shareholders of the Company.

8.9 An absolute majority of the whole Board of Directors shall constitute a quorum for the conduct of any business and the action of the absolute majority of the directors present, in person or by proxy as hereinafter provided, at a meeting at which a quorum is so present, shall constitute the action of the Board of Directors. Meetings of the Board of Directors may be held within or without the Netherlands Antilles. In the absence of a quorum, one director may adjourn any meeting from time to time until a quorum shall be present and no notice of the adjourned meeting need be given if the time and place are fixed at the meeting adjourned and if the period of adjournment does not exceed ten days in any one adjournment.

8.10 Meetings of the Board of Directors may be held through conference telephone calls or other communication equipment allowing all persons participating in the meeting to hear each other or through any other device permitted by then applicable law, and participation in a meeting through any such lawful device or arrangement shall constitute presence at such meeting.

8.11 When action by the Board of Directors is required or permitted to be taken, action at a meeting may be dispensed with and resolutions can be passed with an absolute majority of the directors then in office if such directors shall consent in writing to such action taken or being taken with an absolute majority of the directors then in office. Notice of such action to be taken outside a meeting should be given not less than forty–eight (48) hours before such resolution may be passed with an absolute majority of the directors then in office. Directors may by telegram, cable or other writing appoint a proxy to act at any meeting of the Board of Directors, such proxy to be restricted, however, to the particular meeting specified therein. Such proxy must be another director of the Company.

ARTICLE 9

9.1 The Board of Directors by resolution adopted by an absolute majority of the entire Board of Directors may appoint an Executive Committee (and may discontinue the same at any time) to consist of one or more directors of the corporation to hold office at the pleasure of the Board of Directors. The Executive Committee shall, subject to the provisions laid down in these Articles of Incorporation, have and may exercise all the powers and authority delegated to it by the Board of Directors regarding and affairs of the corporation. The Executive Committee shall not have the power or authority to:

(a) recommend to the shareholders to amend the Articles of Incorporation;

(b) recommend to the shareholders the sale, lease or exchange of all or substantially all of the Company's property and assets;

(d) recommend to the shareholders the dissolution and liquidation of the corporation;

(e) amend the By-laws, as defined in paragraph 6 of Article 10 of these Articles of Incorporation (in Dutch : "reglement"), if any;

(f) declare interim dividends; or

(g) authorize the issuance of shares;

for as much as such powers are within the authority of the entire Board of Directors or the General Meeting of Shareholders.

9.2 Meetings of the Executive Committee may be called at any time by the Chairman of the Board of Directors or the Chairman of the Executive Committee or two members of the Executive Committee. Two members of the Executive Committee shall constitute a quorum for the transaction of business, except that when the Executive Committee consists of one member, then one member shall constitute a quorum. Committee members may, but are not required to, be directors.

9.3 The Board of Directors by resolution passed by an absolute majority of the entire Board of Directors may appoint such other Committees as may be deemed advisable and may terminate any such Committee at any time. Each Committee shall have one or more members who shall serve at the pleasure of the Board of Directors and shall have such powers as may be provided by resolution of the Board of Directors. Committee members may, but are not required to, be directors.

ARTICLE 10

10.1 The Board of Directors annually shall elect or appoint the following officers: a Secretary and a Treasurer, each to serve until his successor is appointed and qualified. The Board of Directors from time to time also may elect or appoint a Chairman of the Executive Committee, one or more Vice Chairmen of the Board of Directors, a President, one or more Vice Presidents (who

may have such additional descriptive designations as the Board of Directors may determine), a Controller, one or more Assistant Vice Presidents, Assistant Secretaries, Assistant Treasurers, Assistant Controllers and any such other officers and agents as it determines proper, all of whom shall hold office during the pleasure of the Board of Directors. The same person may hold any two or more of the aforesaid offices, but no officer shall execute, acknowledge or verify an instrument in more than one capacity if such instrument is required by law or by these Articles of Incorporation to be executed, acknowledged or verified by two or more officers. The Chairman of the Board of Directors, each Vice Chairman of the Board of Directors, and the Chairman of the Executive Committee shall be chosen from among the Board of Directors, but the other officers need not be members of the Board of Directors.

10.2 The Company shall be represented at law and otherwise, and shall be bound with respect to third parties by:

(a) those directors authorized by the Board of Directors to represent the Company, who shall have the following titles and occupy the following offices:

(i) Chairman; or

(ii) Vice Chairman;

(b) persons, who may, but are not required to, be directors, authorized by the Board of Directors to represent the Company, who shall have the following titles and occupy the following offices:

(i) President;

(ii) one or more Vice Presidents;

(iii) Chief Executive Officer;

(iv) Chief Operating Officer;

(v) Controller;

(vi) Treasurer; or

(vii) Secretary.

The Board of Directors may also from time to time authorize other persons, who may or may not be directors, to represent the Company, who shall have such titles and occupy such additional offices as the Board of Directors may determine.

In case of a conflict of interests between the Company and one or more directors or officers, acting either in private or ex officio, the Company, notwithstanding such conflict of interests, shall be represented as described in this paragraph.

10.3 The General Meeting of Shareholders may grant specific authority to the Chairman, the President or any member of the Board of Directors to represent the Company with respect to any particular matter as specified by such General Meeting of Shareholders.

10.4 The persons holding the above-mentioned offices or any other offices which the Board of Directors may from time to time authorize as herein provided shall, respectively, have such power and authority as the Board of Directors may from time to time grant to the holders of the offices held by them.

10.5 The Board of Directors may grant general or specific authority to additional agents or to committees, giving such agents or committees such general or limited powers or duties as it may deem appropriate.

10.6 The Board of Directors shall adopt and may amend and repeal such rules, regulations and resolutions as it may deem appropriate for the conduct of the affairs and the management of the Company, including rules, regulations and resolutions setting forth the specific powers and duties of the holders of the above-mentioned offices and other persons authorized by the Board of

Directors to represent the Company (the "By-laws"). Such rules, regulations and resolutions must be consistent with these articles of Incorporation.

10.7 The directors, the holders of the above-mentioned offices and other persons authorized by the Board of Directors to represent the Company shall receive such compensation as the Board of Directors may from time to time prescribe.

ARTICLE 11

11.1 The Company shall have the power to, and, shall, indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the Company) by reason of the fact that he is or was a director, officer, employee or agent of the Company, or is or was serving at the request of the Company as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise or entity against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with such action, suit or proceeding if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the Company, and, with respect to any criminal action or proceeding, had no reasonable cause to believe that his conduct was unlawful. The termination of any action, suit or proceeding by judgment, order, settlement, conviction, or upon a plea of nolo contendere or its equivalent, shall not, of itself, create a presumption that the person did not act in good faith and in a manner which he reasonably believed to be in or not opposed to the best interests of the Company, and, with respect to any criminal action or proceeding, had reasonable cause to believe that his conduct was unlawful

11.2 The Company shall have the power to and shall indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the Company to procure a judgment in its favor by reason of the fact that he is or was a director, officer, employee or agent of the Company, or is or was serving at the request of the Company as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise or entity against expenses (including attorneys' fees),

judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with the defense or settlement of such action or suit if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the Company and except that no indemnification shall be made in respect of any claim, issue or matter as to which such person shall have been finally adjudged to be liable to the Company for improper conduct unless and only to the extent that the court in which such action or suit was brought or any other court having appropriate jurisdiction shall determine upon application that, despite the adjudication of liability but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses, judgments, fines and amounts paid in settlement which the court in which the action or suit was brought or such other court having appropriate jurisdiction shall deem proper.

11.3 To the extent that a director, officer, employee or agent of the Company has been successful on the merits or otherwise in defense of any action, suit or proceeding referred to in paragraphs 1 and 2 of this Article, or in defense of any claim, issue or matter therein, he shall be indemnified against expenses (including attorneys' fees) actually and reasonably incurred by him in connection therewith.

11.4 Any indemnification under paragraphs 1 and 2 of this Article (unless ordered by a court) shall be made by the Company only as authorized by contract approved, or by by-laws, resolution or other action adopted or taken, by the Board of Directors or by the shareholders.

11.5 Expenses incurred in defending a civil or criminal action, suit or proceeding will be paid by the Company in advance of the final disposition of such action, suit or proceeding upon receipt of an undertaking by or on behalf of the director, officer, employee or agent to repay such amount if it shall ultimately be determined that he is not entitled to be indemnified by the Company as authorized by this paragraph.

11.6 The indemnification and advancement of expenses provided by or granted pursuant to the other paragraphs of this Article shall not be deemed exclusive of any other rights to which those seeking indemnification or advancement of expenses may be entitled under any law, by-law, agreement, vote of stockholders or disinterested directors, or otherwise, both as to action in his

official capacity and as to action in another capacity while holding such office, and shall continue as to a person who has ceased to be a director, officer, employee or agent and shall inure to the benefit of the heirs, executors and administrators of such a person.

11.7 The company shall have power to purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or agent of the Company, or is or was serving at the request of the Company as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against any liability asserted against him and incurred by him in any such capacity, or arising out of his status as such, whether or not the Company would have the power to indemnify him against such liability under the provisions of this Article.

11.8 For purposes of this Article, reference to the Company shall include, in addition to the resulting corporation, any constituent corporation (including any constituent of a constituent) absorbed in a consolidation or merger which, if its separate existence had continued, would have had power and authority to indemnify its directors, officers, and employees or agents, so that any person who is or was a director, officer, employee or agent of such constituent corporation, or is or was serving at the request of such constituent corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, shall stand in the same position under the provisions of this Article with respect tot the resulting or surviving corporation as he would have with respect to such constituent corporation if its separate existence had continued.

GENERAL MEETINGS OF SHAREHOLDERS

ARTICLE 12

12.1 All General Meetings of Shareholders shall be held in Curacao.

12.2 The annual General Meeting of Shareholders shall be held within nine months after the end of the preceding fiscal year on a date determined from year to year by the Board of Directors, for the purpose of appointing directors, reporting on the course of business during the preceding

fiscal year and for any other purposes required by law, and for such additional purposes as may be specified in the notice of such meeting.

12.3 Special General Meetings of Shareholders may be called at any time only upon the direction of the Chairman, the Vice Chairman, or by the vote of the Board of Directors.

12.4 Notice of General Meetings of Shareholders, whether annual General Meetings or special General Meetings, stating the time and place of the meeting, shall be given to the shareholders not less than ten (10) or more than sixty (60) days prior to the date of the meeting in question by mailing a written notice, postage prepaid to each shareholder at the address thereof appearing in the share register.

12.5 All notices of General Meetings of shareholders shall state the matters to be considered at the meeting. In the event a General Meeting of Shareholders is to consider an amendment to these Articles of Incorporation, then such shall be stated in a notice and the full text of such amendment shall be filed at the offices of the Company for inspection by every shareholder until the conclusion of the General Meeting of Shareholders.

ARTICLE 13

13.1 Every shareholder has the right to attend any General Meeting of Shareholders in person or by proxy, and to address the meeting.

13.2 Each holder of Common Shares and each holder of Preferred Shares shall be entitled to one vote for each Common Share or Preferred Share held.

13.3 For the purpose of determining shareholders entitled to notice of and/or to vote at any General Meeting of Shareholders, or entitled to receive payment of any dividend, or in order to make a determination of shareholders for any other proper purpose, the Board of Directors of the Company may provide that the Register shall be closed for a stated period but not to exceed, in any case, fifty (50) days. If the stock transfer books shall be closed for the purpose of determining shareholders entitled to notice of or to vote at a General Meeting of shareholders,

such books shall be closed for at least ten (10) days immediately preceding such meeting. In lieu of closing the share register, the Board of Directors may fix in advance a date as the record date for any such determination of shareholders, such date in any case to be not more than fifty (50) days and, in case of a General Meeting of Shareholders, not less than ten (10) days prior to the date on which the particular action requiring such determination of shareholders is to be taken. If the Register is not closed and no record date is fixed for the determination of shareholders entitled to notice of or to vote at a General Meeting of Shareholders, or shareholders entitled to receive payment of a dividend, the date on which notice of the meeting is mailed or the date on which the resolution of the Board of Directors declaring such dividend is adopted, as the case may be, shall be the record date for such determination of shareholders. When a determination of shareholders entitled to vote at any General Meeting of Shareholders has been made as herein provided, such determination shall apply to any adjournment thereof except where the determination has been made through the closing of the Register and the stated period of closing has expired.

ARTICLE 14

14.1 Except as otherwise provided herein, no action may be taken at any General Meeting of Shareholders unless a quorum consisting of the holders of at least one-half of the outstanding shares having voting rights are present at such meeting in person or by proxy.

14.2 Any amendment to these Articles of Incorporation whereby the rights of the holders of class of non-voting shares or of shares with limited voting rights shall be prejudiced must be consented to by an absolute majority of the holders of such class of shares.

14.3 If a quorum is not present in person or by proxy at any General Meeting of Shareholders, a second general meeting shall be called in the same manner as such original meeting of Shareholders, to be held within two months, at which second meeting, regardless of the number of shares represented (but subject to the provisions of Articles 19, 20 and 22), valid resolutions may be adopted with respect to any matter stated in the notice of the original meeting and also in the notice of such second meeting or which by law is required to be brought before the shareholders despite the absence of a quorum.

14.4 Subject to the provisions of Articles 19, 20 and 22, an absolute majority of the votes cast shall be necessary to adopt any resolution at any General Meeting of Shareholders.

14.5 The Board of Directors shall from time to time appoint a person to preside at General Meetings of Shareholders.

14.6 At any General Meeting of Shareholders, a shareholder may vote upon all matters before the meeting, even if the decision to be taken would grant him, in a capacity other than as a shareholder, any right against the Company or would in such other capacity relieve him of any obligation to the Company.

SEPARATE MEETINGS

ARTICLE 15

15.1 Separate meetings of holders of each series of Preferred Shares (each a "Series Meeting") can be held and may be convened by any member of the Board of Directors.

15.2 Notice of Series Meeting shall be given by means of a written notice mailed not less than ten (10) days prior to the date of the Series Meeting to the address of each holder of Preferred Shares of the relevant series appearing in the Register kept by or on the behalf of the Board of Directors.

15.3 The notice shall contain the agenda of the Series Meeting or shall mention that it is deposited for inspection by the holder of the relevant shares at the offices of the Company.

15.4 Series Meetings shall be held as often as any member of the Board of Directors deems necessary.

15.5 The Series Meetings do not have to be held in the Netherlands Antilles.

15.6 To a Series Meeting all the provisions of these Articles of Incorporation and the laws of the

Netherlands Antilles as to general meetings of shareholders shall, mutatis mutandis, apply, if not otherwise provided in this Article.

DISTRIBUTION OF PROFITS
ARTICLE 16

16.1 Before proceeding to its allocation, the profit made as per the approved profit and loss account, shall be reduced by the amount, possibly to be estimated, of taxes due by the Company.

16.2 Insofar as the profit permits, in the first place a dividend shall be allocated to the holders of the Preferred Shares calculated in accordance with the terms and conditions of such Preferred Shares, determined pursuant to the provisions of Article 4, paragraphs 4.5 and 4.6 of these Articles of Incorporation. The balance of the profit, if any, shall be allocated to the account of the holders of Common Shares.

16.3 All profits allocated to the holders of Common Shares and Preferred Shares as subdivided into separate series, if such is the case, may be reserved at the discretion of the Board of Directors. The profits so allocated and reserved to the Common Shares and Preferred Shares, as subdivided into separate series, if such is the case, shall be reflected on the Company's annual balance sheet in separate reserve accounts. No profits reserved by the Board of Directors pursuant to a duly adopted resolution shall be distributed to the holders of Common Shares and Preferred Shares, as subdivided into separate series, if such is the case, unless the Board of Directors has first recommended in writing to the General Meeting of Shareholders that such a distribution be made and the General Meeting of Shareholders has duly adopted a subsequent resolution confirming the recommendation of the Board of Directors. Any such written recommendation of the Board of Directors shall specify the amount of the distribution, the date on which it is to be paid and class of shares and series, if applicable, to which it relates. Once profits have been reserved, the Board of Directors shall be under no obligation to recommend within any specific period of time that a distribution be made to the holders of Common shares and Preferred Shares; instead, such written recommendations may be made at such times and in such amounts as the Board of Directors determines in its sole discretion.

16.4 In the event that the profit and loss account shows a loss for any given year, which cannot be covered by the reserves or compensated in another manner, no profit shall be distributed in any subsequent year, as long as the loss has not been recovered.

16.5 The Board of Directors may at any time resolve to distribute one or more interim dividends, if justified by the anticipated profits of the company, as an advance payment of the dividend expected to be declared by the General Meeting of Shareholders.

FISCAL YEAR

ARTICLE 17

The fiscal year of the Company shall be the calendar year.

BALANCE SHEET AND PROFIT AND LOSS ACCOUNT

ARTICLE 18

18.1 Within eight months after the end of the financial year of the corporation, the Board of Directors shall prepare the balance sheet and profit and loss account with respect to such past financial year, or such portion thereof as the Company has been in existence and operating. Subsequently, the balance sheet and profit and loss account shall be submitted to the shareholders for inspection and adoption at the annual General Meeting of Shareholders. From the day at which the notice of the annual General Meeting of Shareholders is sent until the close of the annual General Meeting of Shareholders, the balance sheet and profit and loss account shall be available for inspection by the shareholders at the office of the corporation, and at any additional place, if specified in the notice of such meeting.

18.2 The adoption of the balance sheet and profit and loss account by the annual General Meeting of Shareholders shall have the effect of acquitting and discharging the Board of Directors for their actions during the past financial year to the extent such actions appear from the balance sheet and profit and loss account or to the extent the results of such actions are clearly embodied therein.

DISPOSITION OF ASSETS

ARTICLE 19

Notwithstanding any provision of Article 14, any sale or other disposition of all or substantially all of the assets of the Company, whether for cash, property, stock or other securities of another company, or for any other consideration, shall be made only pursuant to a resolution duly adopted at a General Meeting of Shareholders by the holder or holders of at least an absolute majority of the shares of the Company at the time outstanding and entitled to vote, the notice of which meeting shall have specified the terms of such proposed sale or other disposition; provided, however, the foregoing shall not apply tot any reorganization or rearrangement of the Company, or of any of its subsidiaries or of any of its assets in any transaction whereby there shall be no diminution of the beneficial interest of the shareholders of the Company in such assets.

DISSOLUTION

ARTICLE 20

20.1 Notwithstanding any provision of Article 14, any resolution providing for the dissolution, liquidation or winding up of the Company shall be valid only if duly adopted at a General Meeting of Shareholders by the holder or holders of at least an absolute majority of the shares of the Company at the time outstanding and entitled to vote, the notice of which meeting shall have specified the nature of any such resolution to be voted upon at such meeting.

20.2 In the event of dissolution of the Company the liquidation shall be effected under such provisions as the General Meeting of Shareholders shall, without prejudice to the provisions of this Article, decide.

20.3 If the profit and loss account covering the fiscal year, closing as on the date of the dissolution of the Company, shows a profit balance, this balance shall be divided in conformity with the provisions of Article 16 of these Articles of Incorporation.

20.4 The distribution of the liquidation proceeds shall be in the following order of priority:

(a) In the first place the holders of Preferred Shares shall be paid taking into consideration any order of preference amongst the separate series, if any, as determined by the Board of Directors in accordance with Article 4.6 of these Articles of Incorporation, the paid in value of such Preferred Shares, together with the dividends accrued but unpaid thereon. Such dividends will be determined in accordance with the provisions of Article 16 of these Articles of Incorporation.

(b) Any balance remaining after the payment referred to in paragraph (a) above shall be paid to the holders of common Shares in proportion to their shareholding.

20.5 During thirty years after the end of the liquidation the books and records of the Company shall remain in the custody of the person designated for that purpose by the general meeting of shareholders.

ACTION BY SHAREHOLDERS WITHOUT MEETING

ARTICLE 21

21.1 Notwithstanding any provision of Articles 14, 19, 20 or 22, any action which by law or by these Articles of Incorporation is required or permitted to be taken at a General Meeting of Shareholders may be taken without a meeting if taken by the written consent of the holder or holders of at least the absolute majority of the shares of the Company outstanding and entitled to vote, provided that no shareholder has objected to the taking of any such action. Each shareholder may evidence his consent by separate instrument which may be executed by himself or in his behalf by a duly appointed proxy. Written notice of any action proposed to be taken under this Article shall be mailed to each shareholder at his address appearing in the share register, such written consent must be received by the secretary of the Company in order to be counted. Any shareholder may revoke his consent by instrument received by the Secretary of the Company on or before the date so designated, or before written consents from the holders of the absolute majority of the shares outstanding and entitled to vote have been received by the Secretary of the Company, whichever first occurs, and not thereafter.

21.2 For the purpose of determining who is a holder of a share outstanding and entitled to vote as referred to in paragraph 1 of this Article, and who is consequently entitled to notice and to give written consent to any action proposed to be taken under this Article, the Board of Directors of the Company may provide that the Register shall be closed for a stated period not to exceed fifty (50) days. Such books shall be closed for at least ten (10) days immediately preceding the date on or before which written consents must be received by the Secretary of the Company in order to be counted. In lieu of closing the stock transfer books, the Board of Directors may fix in advance a date as the record date for any such determination of shareholders, such date to be not more than fifty (50) days nor less than ten (10) days prior to the date on or before which written consents must be received by the Secretary of the Company in order to be counted. If the Register is not closed and no record date is fixed for the determination of shareholders, the date on which notice of the action proposed to be taken hereunder is mailed shall be the record date for such determination of shareholders.

AMENDMENTS

ARTICLE 22

22.1 Notwithstanding any provision of Article 14, these Articles of Incorporation may be amended only pursuant to a resolution duly adopted at a General Meeting of Shareholders by the holder or holders of at least an absolute majority of the shares of the Company at the time outstanding and entitled to vote, the notice of which meeting shall have set forth the exact text of the proposed amendment or amendments or shall have stated that a copy of such text has been deposited at the office of the Company in Curacao for inspection by the shareholders of the Company, and will remain available for inspection until the conclusion of said meeting.

22.2 Any amendment to these Articles of Incorporation which would increase or decrease the par value of the Preferred Shares, or which would alter or change the powers, preferences or any special rights of the Preferred Shares, or of any series thereof, so as to affect them adversely, shall require the approval of the holders of an absolute majority of the Preferred Shares, or of such series, as the case may be.

Curaçao Commercial Register

Excerpt from the Commercial Register

Registration number: 83676 (0)
Date: August 27, 2001 Time: 12:05:00 PM

In the Commercial Register of the Curaçao Chamber of Commerce & Industry is registered with number 83676 the company with trade name Singer N.V.

Trade name	Singer N.V.
Legal form	Limited Liability Company
Official company name	Singer N.V.
Statutory seat	Curaçao
Date of incorporation	December 21, 1999
Date last amendment	September 14, 2000
Date established	December 21, 1999
Authorized capital	U.S.A. Dollar 210.000,00
Issued capital	U.S.A. Dollar 81.218,68
Paid up capital	U.S.A. Dollar 81.218,68
Fiscal year	The fiscal year is equal to the calendar year
Business address	De Ruyterkade 62 Curaçao Netherlands Antilles
Correspondence address	same as above
Object categories of the business	Manufacturer of Machinery for the Textile and Clothing Industry (3562), Factory Engaged in the Processing of Plastics (3131), Manufacturer of Metal Goods (3489), Investment Company (8135)

01 SEP 20 AM 8:05

Official(s)

1

Function	Statutory director
Title description	Managing Director-Class I
Name	Alexander John Johnston
Address	Marylands Road 91 W9 London United Kingdom
Date of birth	April 24, 1964
Place of birth	London
Country of birth	United Kingdom
Nationality	British

2

Function	Statutory director
Title description	Managing Director-Class II
Name	Ian Arthur Skeggs
Address	St. David's Drive, Wentworth Gate TW20 0BA Englefield Green, Surrey United Kingdom
Date of birth	January 11, 1949
Place of birth	Falkirk
Country of birth	Scotland

Nationality	British
3	
Function	Statutory director
Title description	Managing Director-Class II
Name	Joseph A. Pollicino
Address	Summit Drive 93
	11030 Manhasset, NY
Date of birth	December 22, 1939
Place of birth	New York
Country of birth	United States of America
Nationality	American
4	
Function	Statutory director
Title description	Managing Director-Class II
Name	Malcolm J. Matthews
Address	Countryside Drive 55
	07901 Summit, NJ
Date of birth	September 9, 1940
Place of birth	West Hampton
Country of birth	United Kingdom
Nationality	British
5	
Function	Statutory director
Title description	Managing Director-Class I
Name	Saroj K. Poddar
Address	Hong Kong House, Dalhousie Square 31
	700001-248 Calcutta
Date of birth	September 15, 1945
Place of birth	Calcutta
Country of birth	India
Nationality	Indian
6	
Function	Statutory director
Title description	Managing Director-Class III
Name	Stephen H. Goodman
Address	Broadway 915 18th Floor
	10010 New York, N.Y.
	United States of America
Date of birth	May 28, 1944
Place of birth	New York, NY
Country of birth	United States of America
Nationality	American
7	
Function	Statutory director
Title description	Managing Director-Class II
Name	Stewart M. Kasen
Address	East Square Lane 60
	23233 Richmond, VA
	United States of America
Date of birth	July 19, 1939
Place of birth	New Jersey
Country of birth	United States of America

KAMER VAN KOOPHANDEL & NIJVERHEID CURAÇAO

Nationality	American
8	
Function	Statutory director
Title description	Managing Director-Class II
Name	William C. Langley
Address	Round Hill Drive 18 06903 Stamford, CT
Date of birth	October 10, 1938
Place of birth	Connecticut
Country of birth	United States of America
Nationality	American
9	
Function	Proxy holder
Title description	Local Representative
Name	Curaçao Corporation Company N.V.
Address	De Ruyterkade 62 Curaçao Netherlands Antilles
Registration number official	2071
10	
Function	Proxy holder
Title description	Controller
Name	James Davidson
Address	Quarry Ridge Road 51 08809 Clinton, New Jersey United States of America
Date of birth	January 10, 1945
Place of birth	Glasgow
Country of birth	Scotland
Nationality	British
11	
Function	Proxy holder
Title description	Vice-President
Name	James Kelly
Address	Sathorn Tai Road, Soi Thiensleng (Soi7) 1/9 Apt. 1001, Sathron Mansion 14 10120 Sathorn, Bangkok
Date of birth	March 30, 1948
Country of birth	United Kingdom
Nationality	British
12	
Function	Proxy holder
Title description	Vice-President/Treasurer
Name	John P. Cannon
Address	Highland Boulevard 35 11563 Lynbrook, NY United States of America
Date of birth	October 1, 1962
Place of birth	Boston, Massachusetts
Country of birth	United States of America
Nationality	American

KAMER VAN KOOPHANDEL & NIJVERHEID CURAÇAO

13	
Function	Proxy holder
Title description	Vice-President
Name	Kamal Shah
Address	Defence Housing Authority Karachi Pakistan
Date of birth	October 20, 1940
Place of birth	Delhi
Country of birth	Pakistan
Nationality	Pakistanian

14	
Function	Proxy holder
Title description	Ass. Controller
Name	Paul Chin
Address	Rakewood Crescent Scarborough 23 M1V 1M6 Ontario Canada
Date of birth	June 21, 1959
Place of birth	Portland
Country of birth	Jamaica
Nationality	Canadian

15	
Function	Proxy holder
Title description	ExecVic-President/Secretary
Name	Philip A. Watson
Address	P.O. Box 219 Wy 83014 6100 South Moose Trail, Wilson
Date of birth	April 7, 1940
Place of birth	Charleston, West Virginia
Country of birth	United States of America
Nationality	American

16	
Function	Proxy holder
Title description	Vice-President
Name	Rainer Moser
Address	Stephanienstrasse 13 76133 Karlsruhe, BRD
Date of birth	February 2, 1944
Place of birth	Stuttgart, BRD
Nationality	German

17	
Function	Proxy holder
Title description	Vice-President
Name	Robert S. Turnbull
Address	Rua Cassia 155 Condominio Residencial Parque Rio das Pedras 13083-773 barao, Geraldo Campins, Sao Paolo Brazil
Date of birth	November 19, 1945
Place of birth	Clydebank
Country of birth	Scotland
Nationality	British

16

Function	Proxy holder
Title description	Vice-President
Name	Thomas Noering
Address	"A" Street 24 Apt. 4A, Phase V 10024 New York, N.Y. United States of America
Date of birth	December 3, 1941
Place of birth	Brooklyn, New York
Country of birth	United States of America
Nationality	American

Only valid if stamped and signed by the Chamber of Commerce.

Curaçao, August 27, 2001
For Excerpt

I.N.M. JANGA
Head Commercial Register

KAMER VAN KOOPHANDEL & NIJVERHEID CURAÇAO

A-6(b)

WELLS FARGO

Wells Fargo Bank Minnesota, N.A.
Corporate Trust Services
MAC N9303-120
Sixth & Marquette
Minneapolis, MN 55479

NOTICE TO HOLDERS OF
THE SINGER COMPANY N.V.
$150,000,000 7% NOTES DUE 2003
CUSIP NO. 82930FAA7

Wells Fargo Bank Minnesota, National Association, f/k/a Norwest Bank Minnesota, National Association, serves as Indenture Trustee (the "Indenture Trustee") under the Indenture (the "Indenture") dated as of April 1, 1993, between the Indenture Trustee and The Singer Company N.V. ("Singer"), pursuant to which the above-described notes (collectively, the "Notes") were issued.

As the Indenture Trustee has previously informed holders of the Notes ("Holders"), on September 12 and 13, 1999, Singer and certain of its direct and indirect subsidiaries (collectively, the "Debtors") filed voluntary petitions for relief under chapter 11 of title 11 of the United States Code (the "Bankruptcy Code") in the United States Bankruptcy Court for the Southern District of New York (the "Bankruptcy Court"), Case Nos. 99-10578 through 99-10605.

As previously reported, on August 24, 2000, the Bankruptcy Court confirmed the First Amended Joint Plan of Reorganization of The Singer Company N.V. and its Affiliated Debtors and Debtors in Possession (the "Plan"). The Plan generally provides for Holders and other unsecured creditors of Singer who fall within Class "SNV-4" to receive, in full satisfaction of their claims, among other things, the common stock of the reorganized Singer ("Singer Stock").

Enclosed is a copy of a press release issued by Singer N.V., the Netherlands Antilles parent to the Singer companies, regarding the initial distribution of shares of Singer Stock and the release of certain financial information.

As of the date of this Notice, the Indenture Trustee has not received any shares of Singer Stock for distribution to Holders and is not in a position to advise Holders of how many shares per $1,000 principal amount of Notes will be distributed.

This Notice is for informational purposes only. Holders are not required to take any action at this time. The Trustee will continue to monitor the timing of the initial distribution of shares of Singer Stock and the release of Singer financial information and notify Holders as is appropriate.

Any Holder who has any questions regarding the timing of the initial distribution of shares of Singer Stock or the filing and availability of Singer financial statements should contact Singer directly as follows:

Barbara Wybraniec
915 Broadway
18th Floor
New York, New York 10010
Phone: (917) 534-5373
Fax: (413) 375-2547
Email: bwybraniec@singerltd.com

Any Holder may also direct questions by telephone to the Indenture Trustee at (612) 316-4772 or by mail addressed to:

Wells Fargo Bank Minnesota, National Association
Corporate Trust Department – Attn Julie J. Becker
Sixth Street and Marquette Avenue
Mac No. N9303-120
Minneapolis. Minnesota 55479

In addition, any Holder may also contact the Indenture Trustee to be included on the Indenture Trustee's mailing matrix and receive future notices directly from the Indenture Trustee.

Holders should not rely on the Indenture Trustee as their sole source of information. The Indenture Trustee makes no recommendations and gives no investment or legal advice herein or as to the Notes generally. Holders should consult their own professionals regarding matters relating to the Debtors' chapter 11 cases.

May 25, 2001

WELLS FARGO BANK MINNESOTA, NATIONAL ASSOCIATION, *as Indenture Trustee*

By ______________________
Julie J. Becker
~~Vice President~~

SINGER N.V. COMMON SHARES TO BE DISTRIBUTED

May 21, 2001, Curacao, Netherlands Antilles

Singer N.V., the Netherlands Antilles parent to the worldwide family of Singer companies, announced today that an initial distribution of the Company's common shares will soon be made to the Company's new shareholders. With minor exception, the shareholders are the holders of allowed unsecured claims against The Singer Company N.V. ("old Singer"), a predecessor company, in a Chapter 11 reorganization successfully concluded on September 14, 2000.

Stephen H. Goodman, Singer N.V.'s President and CEO, in making the announcement, noted: "I am pleased that Singer N.V. is now in a position to make the distribution. Almost all of the outstanding claims against "old Singer" have been resolved. The total allowed claims are likely to be less than 80% of the amount originally estimated in "old Singer's" Chapter 11 Reorganization Plan. Moreover, substantially all of the claims relating to the Singer operations in Brazil, Turkey and the United States have also been successfully resolved, allowing these companies to emerge from the Chapter 11 proceedings in the United States and from a concurrent local Concordata proceeding in Brazil. These operations will continue as members of the Singer family (Singer Brazil and Singer Turkey as wholly owned subsidiaries and Singer U.S. as a majority owned subsidiary)".

Prior to the distribution of the new common shares, Singer N.V. expects to announce its financial results for the fourth quarter of 2000 and for the first quarter of 2001. In June, the Company expects to publish its audited financial statements for the fourth quarter of 2000 and certain additional disclosure information. The Company is scheduling its first annual meeting to be held in September 2001. Singer N.V. is also continuing to work toward the objective of

achieving a listing of the Company's new common shares on a public exchange, a goal which it hopes to meet this year. However, no assurance can be given at the present time as to the timing or effectiveness of such a listing.

Singer N.V. is an important retailer of household appliances, consumer electronic equipment, furniture and other consumer durable products in selected markets, such as Mexico and Thailand. It is the world's leading manufacturer, marketer and distributor of consumer sewing machines (excluding China and the former Soviet republics). The Singer trademark is one of the world's most recognized and respected brand names. Singer is celebrating its 150th anniversary this year.

All statements, other than statements of historical facts, included in this press release are forward-looking statements. Such forward-looking statements are based on beliefs of, assumptions made by and information available to management currently, and these statements necessarily involve numerous risks and uncertainties, many of which are outside the Company's control. No assurance can be given that expectations reflected in such forward looking statements will prove to have been correct, and actual results may differ significantly from those in any forward looking statements. The Company undertakes no obligation to update forward-looking statements to reflect events or circumstances after the date hereof.

For further information, please contact Barbara Wybraniec at (917) 534-5373.

A-6(c)

WELLS FARGO

01 SEP 20 AM 8:05

Wells Fargo Bank Minnesota, N.A.
Corporate Trust Services
MAC N9303-120
Sixth & Marquette
Minneapolis, MN 55479

NOTICE TO HOLDERS OF
THE SINGER COMPANY N.V.
$150,000,000 7% NOTES DUE 2003
CUSIP NO. 82930FAA7

Wells Fargo Bank Minnesota, National Association f/k/a Norwest Bank Minnesota, National Association serves as Indenture Trustee (the "Indenture Trustee") under the Indenture (the "Indenture") dated as of April 1, 1993, between the Indenture Trustee and The Singer Company N.V. ("Singer"), pursuant to which the above-described notes (collectively, the "Notes") were issued.

As the Indenture Trustee has previously informed holders of the Notes ("Holders"), on September 12 and 13, 1999, Singer and certain of its direct and indirect subsidiaries (collectively, the "Debtors") filed voluntary petitions for relief under chapter 11 of title 11 of the United States Code (the "Bankruptcy Code") in the United States Bankruptcy Court for the Southern District of New York (the "Bankruptcy Court"), Case Nos. 99-10578 through 99-10605.

As previously reported, on August 24, 2000, the Bankruptcy Court confirmed the First Amended Joint Plan of Reorganization of The Singer Company N.V. and its Affiliated Debtors and Debtors in Possession (the "Plan"). The Plan generally provides for Holders and other unsecured creditors of Singer who fall within Class "SNV-4" to receive, in full satisfaction of their claims, the common stock of the reorganized Singer ("Singer Stock") and any recoveries that may be realized from claims that may be brought against certain third parties pursuant to a creditors' trust (the "Singer Creditor Trust") established under the Plan.

The Trustee of the Singer Creditor Trust has filed a Second Quarterly Status Report of the Trustee of the Singer Creditor Trust Pursuant to the Post Confirmation Order and Notice dated October 26, 2000 (the "Report") dated June 4, 2001 with the Bankruptcy Court. The Report is available at the Bankruptcy Court's general web site address: http://www.nysb.uscourts.gov .

The Trustee will continue to monitor the timing of the initial distribution of the Singer Stock and the release of Singer financial information and notify Holders as is appropriate.

Any Holder who has any questions regarding the timing of the initial distribution of shares of Singer Stock or the filing and availability of Singer financial statements should contact Singer directly as follows:

Barbara Wybraniec
915 Broadway
18th Floor
New York, New York 10010
Phone: (917) 534-5373
Fax: (413) 375-2547
Email: bwybraniec@singerltd.com

Any Holder may also direct questions by telephone to the Indenture Trustee at (612) 316-4772 or by mail addressed to:

Wells Fargo Bank Minnesota, National Association
Corporate Trust Department – Attn Julie J. Becker
Sixth Street and Marquette Avenue
Mac No. N9303-120
Minneapolis, Minnesota 55479

In addition, any Holder may also contact the Indenture Trustee to be included on the Indenture Trustee's mailing matrix and receive future notices directly from the Indenture Trustee.

Holders should not rely on the Indenture Trustee as their sole source of information. The Indenture Trustee makes no recommendations and gives no investment or legal advice herein or as to the Notes generally. Holders should consult their own professionals regarding matters relating to the Debtors' chapter 11 cases.

June 11, 2001

WELLS FARGO BANK MINNESOTA,
NATIONAL ASSOCIATION, *as*
Indenture Trustee

By ______________________
Julie J. Becker
Vice President

Wells Fargo Bank Minnesota, N.A.
Corporate Trust Services
MAC N9303-120
Sixth & Marquette
Minneapolis, MN 55479

NOTICE TO HOLDERS OF
THE SINGER COMPANY N.V.
$150,000,000 7% NOTES DUE 2003
CUSIP NO. 82930FAA7

Wells Fargo Bank Minnesota, National Association f/k/a Norwest Bank Minnesota, National Association serves as Indenture Trustee (the "Indenture Trustee") under the Indenture (the "Indenture") dated as of April 1, 1993, between the Indenture Trustee and The Singer Company N.V. ("Old Singer"), pursuant to which the above-described notes (collectively, the "Notes") were issued.

On September 12 and 13, 1999, Old Singer and certain of its direct and indirect subsidiaries (collectively, the "Debtors") filed voluntary petitions for relief under chapter 11 of title 11 of the United States Code (the "Bankruptcy Code") in the United States Bankruptcy Court for the Southern District of New York (the "Bankruptcy Court"), Case Nos. 99-10578 through 99-10605.

On August 24, 2000, the Bankruptcy Court confirmed the First Amended Joint Plan of Reorganization of The Singer Company N.V. and its Affiliated Debtors and Debtors in Possession (the "Plan"). The Plan generally provides for holders of the Notes ("Holders") and other unsecured creditors of Old Singer who fall within Class "SNV-4" to receive, in full satisfaction of their claims, the common stock (the "New Common Stock") of a new company, Singer N.V. ("Reorganized Singer"), and any recoveries that may be realized from claims that may be brought against certain third parties by the Singer Creditor Trust (the "Singer Creditor Trust") established under the Plan.

As previously reported, the Effective Date of the Plan occurred on September 14, 2000. Pursuant to the terms of the Plan, **as of close of business on September 14, 2000 (the "Record Date")**, the transfer ledgers of the Indenture Trustee and any agents were closed. The Plan provides that only Holders of the Notes as of close of business on the Record Date are to be recognized thereunder.

We are pleased to inform the Holders that during **September 2001**, the Singer Creditor Trust and Reorganized Singer, through its stock transfer agent Mellon Investor Services LLC (the "Stock Transfer Agent"), expect to commence an interim distribution of shares of the New Common Stock (the "Interim Stock Distribution") to Holders of record as of the Record Date. The calculation of the Interim Stock Distribution is as follows:

Approximate Total Shares of New Common Stock Expected for Distribution to Holders	2,588,500
Approximate Expected Distribution Amount per $1,000 Note	17.25 shares

Holders of record as of the Record Date who hold physical certificates must tender their Notes to the Indenture Trustee in order to timely receive the Interim Stock Distribution from the Stock Transfer Agent. **Any Holders who do not tender their Notes to the Indenture Trustee will not be entitled to receive the Interim Stock Distribution when it is made.** Endorsement of the Notes is not required. The Notes will be cancelled and retained by the Indenture Trustee.

In addition, holders of record as of the Record Date who hold physical certificates have the option to have their shares of the New Common Stock issued in physical certificates or "book-entry" form. These holders should complete the enclosed election form and return it to the Indenture Trustee with their Notes.

Holders should immediately tender their Notes to the Indenture Trustee for processing at one of the following addresses:

CERTIFIED MAIL	OVERNIGHT DELIVERY	HAND-DELIVERY
Wells Fargo Bank Minnesota, N.A.	**Wells Fargo Bank Minnesota, N.A.**	**Wells Fargo Bank Minnesota, N.A.**
Corporate Trust Operations	**Corporate Trust Operations**	**Corporate Trust Operations**
Attn: Ron R. Reyes	**Attn: Ron R. Reyes**	**Attn: Ron R. Reyes**
P.O. Box 1517-N9303-121	**Mac No. N9303-121**	**Northstar East Building –12th Floor**
Minneapolis, MN 55480-1517	**Sixth Street and Marquette Avenue**	**608 Second Avenue South**
	Minneapolis, MN 55479	**Minneapolis, MN**

Any Holder may direct questions by telephone as follows:

To the Indenture Trustee:	Julie J. Becker Telephone: 612-316-4772 Fax: 612-667-9825
To the Stock Transfer Agent:	Yvonne D. Benn Telephone: 917-320-6244 Fax: 917-320-6318

Reorganized Singer has advised the Indenture Trustee of its new website address: www.singernewsonline.com. Holders may visit the website and view press releases. financial statements and other information about Reorganized Singer. Holders who are unable to access the website may contact the Indenture Trustee to receive a copy of Reorganized Singer's most recent press release. Holders may continue to contact Reorganized Singer directly as follows:

Barbara Wybraniec
915 Broadway – 18th Floor
New York, New York 10010
Telephone: 917-534-5373
Fax: 413-375-2547
Email: bwybraniec@singerltd.com

Any Holder may also contact the Indenture Trustee to be included on the Indenture Trustee's mailing matrix and receive future notices directly from the Indenture Trustee.

Holders should not rely on the Indenture Trustee as their sole source of information. The Indenture Trustee makes no recommendations and gives no investment or legal advice herein or as to the Notes generally. Holders should consult their own professionals regarding matters relating to the Debtors' chapter 11 cases.

August 3, 2001

WELLS FARGO BANK MINNESOTA,
NATIONAL ASSOCIATION, *as*
Indenture Trustee

By ____________________
Julie J. Becker
Vice President

ELECTION REGARDING SINGER N.V.
COMMON STOCK (NEW)

Holders of physical certificates of The Singer Company N.V. 7% Notes due 2003 (the "Notes") have the option to have their shares of the common stock (the "New Common Stock") of Singer N.V. issued in "book-entry" form. Holders who request "book- entry" shares will not receive a physical certificate but can have shares issued in physical form at a later date, if they so desire.

The undersigned certifies he/she/it is a holder of the Notes and hereby directs Mellon Investor Services LLC, as Transfer Agent of Singer N.V., to distribute shares of the New Common Stock as indicated below: (please check appropriate box)

☐ I request my shares of the New Common Stock be issued in physical form.

☐ I request my shares of the New Common Stock be issued in book-entry form.

Dated: ______________

____
(signature)

Name: ______________________
SSN/TIN: ____________________
Address: ____________________
____
____
Telephone: __________________

A-6(e)

WELLS FARGO

01 SEP 20 AM 8:05

Wells Fargo Bank Minnesota, N.A.
Corporate Trust Services
MAC N9303-120
Sixth & Marquette
Minneapolis, MN 55479

NOTICE TO HOLDERS OF
THE SINGER COMPANY N.V.
$150,000,000 7% NOTES DUE 2003
CUSIP NO. 82930FAA7

Wells Fargo Bank Minnesota, National Association f/k/a Norwest Bank Minnesota, National Association serves as Indenture Trustee (the "Indenture Trustee") under the Indenture (the "Indenture") dated as of April 1, 1993, between the Indenture Trustee and The Singer Company N.V. ("Old Singer"), pursuant to which the above-described notes (collectively, the "Notes") were issued.

As the Indenture Trustee has previously informed holders of the Notes ("Holders"), on September 12 and 13, 1999, Singer N.V. and certain of its direct and indirect subsidiaries (collectively, the "Debtors") filed voluntary petitions for relief under chapter 11 of title 11 of the United States Code (the "Bankruptcy Code") in the United States Bankruptcy Court for the Southern District of New York (the "Bankruptcy Court"), Case Nos. 99-10578 through 99-10605.

As previously reported, on August 24, 2000, the Bankruptcy Court confirmed the First Amended Joint Plan of Reorganization of The Singer Company N.V. and its Affiliated Debtors and Debtors in Possession (the "Plan"). The Plan generally provides for Holders and other unsecured creditors of Old Singer who fall within Class "SNV-4" to receive, in full satisfaction of their claims, the common stock of a new company, Singer N.V., and any recoveries that may be realized from claims that may be brought against certain third parties pursuant to a creditors' trust (the "Singer Creditor Trust") established under the Plan.

The Trustee of the Singer Creditor Trust has filed a Third Quarterly Status Report of the Trustee of the Singer Creditor Trust Pursuant to the Post Confirmation Order and Notice dated October 26, 2000 (the "Report") dated August 22, 2001 with the Bankruptcy Court.

Any Holder may request a copy of the Report by contacting the Indenture Trustee at (612) 316-4772, or by mail addressed to:

Wells Fargo Bank Minnesota, National Association
Corporate Trust Department – Attn Julie J. Becker
Sixth Street and Marquette Avenue
Mac No. N9303-120
Minneapolis, Minnesota 55479

Holders may continue to visit Reorganized Singer's new website at www.singernewsonline.com and contact Reorganized Singer directly as follows:

Barbara Wybraniec
915 Broadway – 18th Floor
New York, New York 10010
Telephone: 917-534-5373
Fax: 413-375-2547
Email: bwybraniec@singerltd.com

Wells Fargo Bank Minnesota, N.A.
Corporate Trust Services
MAC N9303-120
Sixth & Marquette
Minneapolis, MN 55479

NOTICE TO HOLDERS OF
THE SINGER COMPANY N.V.
$150,000,000 7% NOTES DUE 2003
CUSIP NO. 82930FAA7

Wells Fargo Bank Minnesota, National Association f/k/a Norwest Bank Minnesota, National Association serves as Indenture Trustee (the "Indenture Trustee") under the Indenture dated as of April 1, 1993, between the Indenture Trustee and The Singer Company N.V. ("Old Singer"), pursuant to which the above-described notes (collectively, the "Notes") were issued.

On August 3, 2001, the Indenture Trustee distributed a notice (the "August 3rd Notice") to holders of the Notes ("Holders") notifying such Holders of an interim distribution (the "Interim Stock Distribution") of shares of New Common Stock (as defined in the August 3rd Notice) of Reorganized Singer (as defined in the August 3rd Notice) to Holders of record as of close of business on September 14, 2000 ("Record Date"). Additionally, the August 3rd Notice informed Holders of record as of the Record Date who hold physical Note certificates that they must tender their certificates to the Indenture Trustee in order to receive the Interim Stock Distribution.

Reorganized Singer, the Singer Creditor Trust and the Indenture Trustee have determined that it is not mandatory for Holders of record as of the Record Date who hold physical Note certificates to tender such certificates to the Indenture Trustee in order to receive the Interim Stock Distribution. Notwithstanding this determination, Holders who hold physical Note certificates are strongly encouraged to tender their certificates to the Indenture Trustee as the Notes were deemed cancelled as of the Effective Date under the terms of Old Singer's confirmed plan of reorganization.

Holders of record as of the Record Date who hold physical Note certificates are reminded that they must elect whether to have their shares of the New Common Stock issued in physical certificates or "book-entry" form by completing the election form attached to the August 3rd Notice (the "Election Form") and returning it to the Indenture Trustee. A copy of the Election Form is enclosed herewith for those Holders that have not previously returned one to the Indenture Trustee.

If they have not already done so, Holders who hold physical Note certificates must return the Election Form, and are strongly encouraged to also tender their Note certificates for physical cancellation, to the Indenture Trustee at one of the following addresses:

CERTIFIED MAIL
Wells Fargo Bank Minnesota, N.A.
Corporate Trust Operations
Attn: Ron R. Reyes
P.O. Box 1517-N9303-121
Minneapolis, MN 55480-1517

OVERNIGHT DELIVERY
Wells Fargo Bank Minnesota, N.A.
Corporate Trust Operations
Attn: Ron R. Reyes
Mac No. N9303-121
Sixth Street and Marquette Avenue
Minneapolis, MN 55479

HAND-DELIVERY
Wells Fargo Bank Minnesota, N.A.
Corporate Trust Operations
Attn: Ron R. Reyes
Northstar East Building –12th Floor
608 Second Avenue South
Minneapolis, MN

ELECTION REGARDING SINGER N.V.
COMMON STOCK (NEW)

Holders of physical certificates of The Singer Company N.V. 7% Notes due 2003 (the "Notes") have the option to have their shares of the common stock (the "New Common Stock") of Singer N.V. issued in "book-entry" form. Holders who request "book- entry" shares will not receive a physical certificate but can have shares issued in physical form at a later date, if they so desire.

The undersigned certifies he/she/it is a holder of the Notes and hereby directs Mellon Investor Services LLC, as Transfer Agent of Singer N.V., to distribute shares of the New Common Stock as indicated below: (please check appropriate box)

☐ I request my shares of the New Common Stock be issued in physical form.

☐ I request my shares of the New Common Stock be issued in book-entry form.

Dated: ____________

____
(signature)

Name: ______________________
SSN/TIN: ______________________
Address: ______________________
____
____
Telephone: ______________________

List of Information Required to be Published

Below is a list of certain information the Company is required to make public or is required to distribute to holders of its shares, together with a designation of the requirement relating thereto:

1. Articles of Incorporation and subsequent Amendments to the Articles of Incorporation of the Company – Required by Netherlands Antilles corporate law
2. The Extract of certain information with regard to the Company (including officers and director information) as filed with Curacao Chamber of Commerce Commercial Register – Required by Netherlands Antilles corporate law
3. Annual Financial Statements and Report of the Company – Required by Netherlands Antilles corporate law
4. Notice of Annual Meeting of Shareholders and related materials – Required by Netherlands Antilles corporate law
5. Annual financial information that would be required to be contained in a filing on Form 20-F and a report of the Company's certified independent accountants, and quarterly and other reports that would be required to be filed on Form 6-K, if the Company were required to file such forms – Required by the First Amended Joint Plan of Reorganization of The Singer Company N.V. and its Affiliated Debtors and Debtors in Possession